Form 20-F
period 2002-12-31
DYNAMOTIVE ENERGY SYSTEMS CORP
filed 2003-08-19
CIK 941625

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[    ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

December 31, 2002

OR

[   ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _________

__ to __________________

Commission File Number:

0-27524

DYNAMOTIVE ENERGY SYSTEMS CORPORATION
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s Name into English)

British Columbia, Canada
Jurisdiction of incorporation or organization)

Suite 105

1700 West 75th Avenue

Vancouver, British Columbia

V6P 6G2

(Address of principal executive offices)

Page 1 of ___ Pages

The Exhibit Index is located on Page __

Securities registered or to be registered pursuant to Section 12(b) of the Act.

None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares Without Par Value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

49,941,000 Common Shares Without Par Value at December 31, 2002

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]

No [   ]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [X]

Item 18 [   ]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes [   ]       No [   ]         Not applicable [X]

This report contains statements of a forward-looking nature relating to future events or our future performance. These statements are only predictions and actual events or results may differ materially. In evaluating such statements, you should carefully consider the various factors identified in this report which could cause actual results to differ materially from those expressed in or implied by, any forward-looking statements, including those set forth in “Risk Factors” See “Cautionary Note Regarding Forward-Looking Statements”.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable, this is an Annual Report only.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable, this is an Annual Report only.

ITEM 3. KEY INFORMATION

A. Selected financial data

Except as otherwise indicated, the following selected financial data have been prepared in accordance with accounting principles generally accepted in Canada. A reconciliation of amounts presented in accordance with United States accounting principles is detailed in note 19 of the company’s audited financial statements.

	Fiscal Year
	2002	2001	2000	1999	1998

Results of operations:
Revenues	68,569	274,360	907,744	1,259,668	1,547,246
Loss from operations	(3,733,499)	(5,798,827)	(4,863,482)	(2,444,931)	(2,934,556)
Loss from continuing operations	(4,366,454)	(6,437,461)	(4,756,873)	(2,444,931)	(2,934,556)
Net loss per Canadian GAAP	(5,261,607)	(6,838,264)	(4,756,873)	(2,444,931)	(2,934,556)
Net loss per US GAAP	(5,264,469)	(6,602,892)	(6,103,362)	(2,638,157)	(3,448,712)
Net loss per share	(0.12)	(0.19)	(0.15)	(0.11)	(0.22)
Net loss from continuing operations per share	(0.10)	(0.18)	(0.15)	(0.11)	(0.22)

Financial position at year-end:
Total Assets	1,285,813	6,454,399	4,469,120	2,312,435	3,485,275
US GAAP	1,285,813	6,457,263	4,390,740	2,232,666	3,415,052

Total liabilities	1,957,625	5,179,271	898,374	892,850	2,362,235
US GAAP	1,957,625	5,179,271	898,374	892,850	2,362,235

Shareholer's equity, Cdn GAAP	(671,812)	1,275,128	3,570,746	1,419,585	1,123,040
Shareholer's equity, US GAAP	(671,812)	1,277,992	3,492,366	1,339,816	1,052,817

Deficit	(31,151,555)	(25,773,048)	(18,934,784)	(14,177,911)	(11,732,980)
US GAAP	(33,618,833)	(28,354,364)	(21,381,691)	(15,648,110)	(13,009,953)

Common shares issued	49,941,000	40,942,115	35,851,060	24,617,402	14,801,324

During 2002, significant impacts to results of operations and comparability of results of operations in 2002 versus 2001 occurred principally due to completing the divestiture of the operating assets of the Company’s DynaPower subsidiary in April 2002 and the December 2002 liquidation of the Company’s 75% owned subsidiary Border BioFuels Ltd. (“BBL”).  The liquidation of BBL is described in Item 8(b), and included in the Company’s consolidated financial statements as Discontinued Operations.  As a result of disposing of the operating assets of DynaPower and liquidation of BBL, as described in Item 8 the Company is now solely focused on BioOil related activities.

B. Capitalization and indebtedness

Not applicable, this is an Annual Report only.

C. Reasons for the offer and use of proceeds

Not applicable, this is an Annual Report only.

D. Risk factors

RISK FACTORS

You should carefully consider the risks, uncertainties and other factors described below because they could materially and adversely affect our business, financial condition, operating results, prospects and or the market price of our common shares. This Risk Factors section is written in accordance with U.S. Securities and Exchange Commission’s “plain English” guidelines. In this section, the words “we,” “us,” “our” and “ours” refer only to the Company and its subsidiaries and not any other person.

RISKS RELATED TO OUR OPERATIONS

WE HAVE INCURRED NET LOSSES SINCE COMMENCING BUSINESS AND EXPECT FUTURE LOSSES

We have had limited revenues to date and have not shown a profit since inception.  The Company had a net loss of $5,261,607 for the year ended December 31, 2002 as well as a net loss of $ 6,838,264 for the year ended December 31, 2001. As this is a new business, we may experience typical problems, difficulties, complications and delays. We expect to show a substantial net loss for the year ended 2003. We do not expect revenues to increase in any significant way until we have successfully established commercial BioOil operations.  Accordingly, we may not be able to operate profitably on a consistent basis, if at all.

WE HAVE LIMITED FINANCIAL AND MANAGEMENT RESOURCES TO PURSUE OUR GROWTH STRATEGY

Our growth strategy may place a significant strain on our management, operational and financial resources.  We have limited cash flow from operations and continue to seek additional capital.  We will likely have to obtain additional capital either through debt or equity financing to continue our research and development strategies.  There can be no assurance, however, that we will be able to obtain such financing on terms acceptable to the Company.  If adequate funds are not available when needed, we may be required to delay, scale-back or eliminate the manufacturing, marketing or sales of one or more of our products or research and development programs.

If we raise additional funds through the issuance of equity or convertible securities, these new securities may contain certain rights, preferences or privileges that are senior to those of our Common Shares.  Additionally, the percentage of ownership of the Company held by existing shareholders will be reduced.

WE MUST DEVELOP AND EXPAND OUR SALES AND MARKETING CAPABILITIES

Our sales and marketing experience is very limited.  We will be required to further develop our marketing and sales force in order to effectively demonstrate the advantages of our technology over more traditional technology, as well as other competitors’ technology.  We may not be able to establish adequate sales and distribution capabilities, and there is no guarantee that our sales and marketing experience will be successful.

WE MAY NOT BE ABLE TO SUCCESSFULLY PROTECT OUR PROPRIETARY RIGHTS

Patents and other intellectual property are a critical aspect of the present operation and future success of our business.  Policing unauthorized use of our proprietary technologies and other intellectual rights could entail significant expense and could be difficult or impossible, particularly given that the laws of some countries afford little or no effective protection of our intellectual property.  Given the nature of our business, third parties may bring claims of copyright, patent or trademark infringement against us. Further, third parties may claim that we have misappropriated their creative ideas or otherwise infringed on their proprietary rights in connection with our technologies.  Any claims of infringement, with or without merit, could be time consuming to defend, result in costly litigation, divert management attention, require us to enter into costly royalty or licensing agreements or prevent us from using important technologies or methods.

OUR TECHNOLOGY HAS NOT YET BEEN COMMERCIALIZED

To date, our technology has been tested only at a pre-commercial scale.  Full commercialization may expose operational flaws and unanticipated costs that may inhibit market acceptance.

OUR MARKET IS VERY COMPETITIVE

The markets for our products and technologies are traditionally highly competitive, and other providers of products and technologies have various advantages and disadvantages in competition with ours.  Many of our competitors have established long-standing relationships with power generation companies, utilities, manufacturers and others that we view as potential customers.  Most competitors also have substantially greater access to capital and technical resources than we do and may therefore have a significant competitive advantage.

Our primary technologies face market acceptance barriers that do not affect already established technologies.  To date, our primary technologies and products have gained only limited market acceptance and have generated minimal revenues.

WE MAY BE SUBJECT TO HAZARDOUS WASTE LIABILITIES

BioOil and some of its derivative products may be deemed to be hazardous wastes for which a liability may be imposed upon us should any contamination from improper storage or handling occur. Liability costs associated with environmental cleanups of contaminated sites historically have been very high as have been the level of fines imposed by regularity authorities upon parties deemed to be responsible for environmental contamination. We may not be able to obtain insurance protection from such liabilities if they should ever arise. If contamination should take place for which we are deemed to be liable, potentially liable or a responsible party, the resulting costs could have a material effect on our business.

OUR BUSINESS WILL SUFFER IF WE LOSE KEY SKILLED PERSONNEL

We will be dependent on certain members of our management and engineering staff, and if we lose their services our business could be severely impacted. In particular, we will rely on the services of our Chief Executive Officer and Chief Technology Officer.  In addition, our ability to manage growth effectively will require that we continue to implement and improve our management systems and recruit and train new employees.  We may not be able to successfully attract and hire skilled and experienced personnel.

OUR STRATEGIC ALLIANCES MAY NOT ACHIEVE THEIR GOALS

We expect to partially rely on strategic alliances for development contracts, assistance in research and development and marketing expertise.  Even if we are successful in forming these alliances, they may not achieve their goals.

RISKS RELATED TO OUR COMMON SHARES

THE ABILITY TO TRADE THE COMPANY’S STOCK MAY BE LIMITED

Shares of the Company’s Common Shares currently trade only upon the Over-the-Counter Bulletin Board market.  This may not provide the same liquidity for the trading of securities as the Nasdaq.  Because our shares are not listed on Nasdaq or any exchange, the Company’s stock presently comes within the definition of a “penny stock” as defined in the Securities Exchange Act of 1934 and the rules under that Act.

Generally, the penny stock rules require a broker-dealer, before a transaction in a penny stock to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account.  In addition, the penny stock rules generally require that the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to the penny stock rules.  Therefore, investors may find it more difficult to sell their shares.

OUR STOCK’S TRADING PRICE MAY BE SUBJECT TO MARKET VOLATILITY

In recent years, the stock market in general, and the prices of stock of technology companies including our own, have experienced extreme price fluctuations, sometimes without regard to the fundamentals of the particular company.  These broad market and industry fluctuations may adversely affect the market price of our Common Shares.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933 that reflect our current expectations about our future results, performance, prospects and opportunities. Where possible, the forward-looking statements are identified by words such as "believes," "anticipates," "plans," "expects," "seeks," "estimates," “intends,” “may,” “will,” and other similar expressions; however, these words are not the exclusive means of identifying such statements. In addition, any statements that refer to expectations, projections or other characterization of future events or circumstances are forward-looking statements. The forward-looking statements are subject to significant risks, uncertainties and other factors including those identified in the “Risk Factors” section of this Form 20-F, which may cause actual results to differ materially from those expressed in or implied by, these statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances occurring subsequent to the filing of this report or for any other reason.

ITEM 4. INFORMATION ON THE COMPANY

A. History and development of the Company

DynaMotive Energy Systems Corporation (the “Company” and or “DynaMotive”) is a leader in biomass-to-liquid fuel conversion, a process known as “Fast Pyrolysis”. Its principal business is the development and commercialisation of its renewable energy process called BioThermTM, which is a fast pyrolysis process that produces liquid BioOil fuel from biomass or biomass waste feedstocks. BioOil is a clean, renewable fuel which can replace natural gas, diesel and other fossil fuels to produce power, mechanical energy and heat in industrial boilers, fuel gas turbines and fuel reciprocating engines. The Company aims to unleash significant amounts of energy production, in the form of BioOil fuels, based upon utilization of abundant biomass waste streams from agricultural and forest operations and other post-industrial biomass residues. In many cases the feedstock sources are costly to dispose of and therefore are available at zero cost or are potentially revenue generating to then convert into BioOil. The process of biomass to energy conversion is sustainable, renewable and greenhouse gas neutral and is consistent with other renewable energy sources such as wind, hydro and solar. The significant advantage of biomass energy over other renewable forms of energy, is that biomass is capable of delivering energy on a 24/7 basis, whereas wind, hydro and solar energy sources are all subject to natural fluctuations. Information for the total revenues by category of activity and geographic market for each of the last three years is detailed in Note 17 to the Consolidated Financial Statements.

DynaMotive is attempting to establish its patented technology as the industry standard for the production of liquid biomass based fuels, in competition with other pyrolysis technologies, and other biomass to energy applications. The Company’s fast pyrolysis process efficiently converts raw biomass or biomass wastes into three fuel types:  Liquid (BioOil), Solid (char) and Gas (non-condensable gases). The non-condensable gases are used to fuel the pyrolysis process. The entire system is a closed loop with no emissions or waste byproducts.

The Company and its partners are also engaged in research and development on a range of derivative products that, if successful, could further enhance the market and value for BioOil as an alternative fuel and product source.

The Company was incorporated on April 11, 1991 in the Province of British Columbia, Canada, under the name of DynaMotive Canada Corporation. On October 31, 1995, the shareholders approved a change of name to DynaMotive Technologies Corporation and on June 26, 2001, the shareholders again approved a change of name to the Company’s current name.

As of December 31, 2002, the Company had six wholly-owned subsidiaries: DynaMotive Corporation (incorporated in the State of Rhode Island in 1990), DynaMotive Europe Limited (formerly known as DynaMotive Technologies (UK) Ltd., incorporated in the United Kingdom in 1996), and DynaMotive Canada, Inc. (incorporated in Canada in November 2000), DynaMotive ElectroChem Corporation (incorporated in the Province of British Columbia in 1993), DynaMill™ Systems Limited (incorporated in the Province of British Columbia in 1996) and DynaMotive Puerto Rico, Inc. (incorporated in Puerto Rico in 1997). The latter three are currently inactive and the Company’s wholly-owned subsidiary, DynaMotive Europe Ltd., purchased 75% of the shares of Border Biofuels Ltd. (BBL), a United Kingdom company, in April, 2001.  In 2002, BBL became insolvent and the Company now treats it as a discontinued operation.

In this Report, unless the context otherwise requires, the terms the "Company" and "DynaMotive" refer to DynaMotive Energy Systems Corporation and its subsidiaries. The Company is currently listed on the over-the-counter bulletin board (OTCBB) under the symbol: DYMTF.OB.

The principal executive office of the Company is Suite 105 – 1700 West 75th Avenue, Vancouver, British Columbia, Canada V6P 6G2 (Telephone: 604-267-6000).

B. Business Overview

Financial information concerning the Company's industry segments is summarized in Note 17 to the Consolidated Financial Statements. Unless otherwise indicated, all financial information contained in this Annual Report is in U.S. dollars and based on Canadian generally accepted accounting principles (“GAAP”). A reconciliation to US GAAP is detailed in Note 19 to the Consolidated Financial Statements. Unless otherwise noted, all amounts in this Form 20-F are in US dollars.

DynaMotive’s primary focus is to commercialize its patented BioOil production technology and establish this technology as the worldwide industry standard for production of BioOil as a clean, renewable fuel utilizing biomass feedstocks. To support this goal, the Company plans over the next two years to develop full commercial scale BioOil production facilities in conjunction with its alliance partners and then expand upon its existing marketing efforts to generate new licensee’s throughout Canada, Europe, the USA, Asia and Latin America.

The Company is currently commercializing its’ BioTherm biomass-to-energy technology that converts low or zero cost forest and agricultural biomass wastes into liquid BioOil that is then used as a “green” renewable fuel alternative for power generation, industrial use or as the raw material for a range of derivative products.

In April 2002, the Company completed the sale of the operating assets of DynaPower, its metal cleaning subsidiary to former employees to focus exclusively in the bioenergy field and in the development of BioOil and derivative products. The Company will retain ownership in all of DynaPower's intellectual property and expects to receive on-going royalties from its patents. DynaPower produces industrial metal cleaning systems that eliminate the need for toxic chemicals traditionally used by the wire manufacturing industry to clean their products. DynaPower systems have been sold in North and South America, Europe and Asia

I.    CORE TECHNOLOGIES

The Company develops and markets the BioTherm™ process which efficiently converts forest and agricultural biomass waste into BioOil, char and non-condensable gases.  There is zero waste from the process.  Initial applications for BioOil are targeted for generating heat, power and mechanical energy in industrial boilers, gas turbines and stationary reciprocating engines. The char can also be used as a fuel or as a feedstock for the production of charcoal briquettes, in its raw form as a coal or coke alternative; or in other potential value added applications including activated carbon for use in the water and wine industries and carbon black for domestic and industrial uses. The non-condensable gases are re-cycled in the BioTherm™ process and provide the majority of the energy required for the process. DynaMotive aims to position its technology as the worldwide industry standard for the production of BioOil clean, renewable fuel.

The Company has demonstrated a high level of success from its BioTherm™ and BioOil commercialisation program in recent years.  DynaMotive has six phases to its commercialisation program as shown below:

Phase 1: Bench scale, "proof of concept" was completed by Resource Transforms International, Ltd. (RTI)in 1996. DynaMotive licensed the BioTherm™ technology in 1997 and purchased the exclusive worldwide rights to the technology from RTI in 2000.

Phase 2: In 1997, DynaMotive built a 0.5 tpd prototype plant in Vancouver, BC which was upgraded in 1998 to a capacity of 2 tpd. This plant has operated for over 3,000 hours. In 1999, Stone & Webster Engineering, a major US based power engineering company, completed technical due diligence and concluded that the process was "reliable and scaleable."

Phase 3:  In 2001, DynaMotive entered into a strategic alliance with Tecna S.A. of Argentina. to develop commercial energy systems based on DynaMotive’s pyrolysis technology in Latin America and other markets on a non-exclusive basis. Tecna would also collaborate with DynaMotive to provide technical design and optimization input on DynaMotive’s BioOil production technology. Tecna has provided valuable technical support, engineering and consulting services to validate the basic engineering and operation of the BioTherm technology and to evaluate and quantify the potential for improvements to the efficiency of the BioTherm technology. This work has been on going since and resulted in confirmation of the basic BioTherm designs and process efficiencies, development of process designs and equipment specification and design details that are being incorporated into the current BioTherm plant designs.

Phase 4:  DynaMotive completed construction of a new 10 tpd pilot plant in December 2000 and completed its commissioning in March 2001. The plant has been built to industrial specifications complete with a state-of-the-art distributed control system (DCS). The plant has a production capacity of 6,000 litres of BioOil per day. In January 2003, DynaMotive completed its pilot plant program having confirmed the technology’s scalability and reliability as well as the capacity to replicate the technology enhancements achieved.  The plant has exceeded design parameters operating on a continuous basis at 50% above its nominal design capacity. The Company also announced full focus of its resources to the construction of a 100 tpd commercial plant in Canada.

Phase 5: Following successful operation of the 10 tpd pilot, DynaMotive plans to begin construction of 100 tpd commercial demonstration plant in 2003, with completion expected in Q2 2004. This plant will use the same design, and will process wood residues to demonstrate continuous 24-hour production at commercial scale. This project is also intended to demonstrate continuous operation of end use applications (boilers/kilns and gas turbines).  The principal goal of the commercial demonstration project is to demonstrate the economics of the process, and to secure future engineering, procurement and construction (EPC) commitments from the Company’s current partners and potential future service and equipment providers. Ultimately, the Company expects these EPC commitments to facilitate lending commitments to execute on BioTherm™/BioOil project developments as part of the Company’s final commercialization phase.

Phases 6/7: On completion of the field demonstration stage, DynaMotive and partners plan to develop multiple commercial plants at the 100-400 tpd scale. The Company is presently seeking to secure rights to multiple ‘high disposal cost’ biomass waste streams around the world, in order to launch its final commercial efforts. The Company believes that by securing rights to these biomass waste streams and related BioOil, power and/or energy purchase commitments will be able to catalyze the development of commercial BioOil projects that incorporate the design, engineering and licensing of its BioTherm™ technology.

BioOil can also be used as the basis for a range of derivative products including, but not limited to, blended fuels for transportation, slow release fertilizers and specialty chemicals. The Company continues to pursue its strategy to secure industrial partners to develop commercial products from BioOil derivatives, based upon prototypes developed by DynaMotive allowing the Company to leverage its resources.

By virtue of being derived from biomass waste, all BioOil fuels are considered to be carbon dioxide and greenhouse gas neutral. When combusted, they produce no sulfur dioxide and significantly reduced nitrogen oxide emissions compared with diesel fuel, therefore having significant environmental advantages over fossil fuels with respect to atmospheric pollution.

1) BIOOIL PRODUCTION PROCESS

BioOil is produced using a patented fast pyrolysis process trade named BioTherm™ that converts forest and agricultural biomass wastes such as sawdust, sugar cane bagasse, rice husks and wheat straw amongst others into commercial fuels (BioOil, char and non-condensable gases). The process was developed by RTI.

In 1996, the Company obtained the exclusive worldwide rights from RTI for air emissions control products from this technology. In 1998, this exclusive arrangement with RTI was expanded to include the BioTherm™ process and virtually any new products derived from BioOil including fuels and slow release fertilizers. In February 2000, the Company acquired the patent to this technology from RTI and entered into a research agreement with RTI on biofuels and BioOil derivative products.

In the BioTherm™ reactor, biomass waste materials are rapidly heated in the absence of oxygen. The rapidly vaporized volatiles are then quickly condensed, forming a liquid fuel referred to as BioOil, solid char and non-condensable gases. Depending upon the feedstock used (many different sources of feedstock have been bench tested thus far), the process typically produces 60-75 tons of BioOil, 15-25 tons of char and approximately 15 tons of non-condensable gases from 100 tons of biomass waste. The Company believes that the overall simplicity of the BioTherm™ process and the fact that all the major equipment is already well proven in existing related industrial applications gives the Company’s BioOil technology competitive advantages over other pyrolysis conversion technologies such as lower capital and operating costs, higher product yields, a significantly higher quality BioOil and the flexibility to process a wide variety of feedstocks.

The Company began producing batch quantities of BioOil in 1997 in its 0.5 tpd BioTherm™ pilot plant located at the Company’s research and development facility in Vancouver BC. By the end of 1998, the BioOil Technology Group had upgraded, commissioned and operated the plant to a capacity of two tpd on a continuous basis. In 1999, further changes were made to the feed system, BioTherm™ reactor, cyclone, and instrumentation and control systems to provide increased stable operation. Once these changes were made, the BioTherm™ was re-commissioned and produced BioOil of sufficiently high quality to meet fuel specification requirements as defined by our engine testing partners.

The Company’s new BioOil plant was officially opened and commissioned in March, 2001. Commissioning included a sustained 10 day, 24 hr/7 day a week operation which demonstrated that this design with minor adjustments could yield 14.5 tpd rather than the estimated 10 tons. The Company believes that the plant conforms to all applicable British Columbia safety, electrical and mechanical design standards, utilizing state-of-the-art “smart” instrumentation and a high-powered industrial-grade distributed control system. The Company adopted this design policy in order to facilitate easy scale-up to commercial plant capacities.

In January 2003, the Company has announced that it has successfully completed its pilot plant program having confirmed the technology’s scalability and reliability as well as the capacity to replicate the technology enhancements achieved. As a result, the Company has closed it testing facilities at BCRI and has consolidated its operations at its corporate headquarters in Vancouver. The Company also announced full focus of its resources to the construction of a 100tpd commercial plant in Canada and entered into agreements for the development and construction of the 100tpd pyrolysis reactor for the proposed demonstration plant and completed engineering review of the design with UMA Engineering Ltd.

2) BIOOIL COMMERCIAL DEMONSTRATIONS, APPLICATIONS AND MARKETS

In May 2003, the Company announced development of Green Energy Project in Ontario, Canada that will be hosted at Erie Flooring and Wood Products facilities. The integrated plant is to utilize wood residue from Erie flooring’s operations and will be comprised of wood conditioning equipment, pyrolysis plant and power island. Pyrolysis and generation equipment are to be provided by DynaMotive and Orenda respectively. Erie Flooring is to provide wood residue for the project and will receive electricity and process heat for is operations. The project is expected to export green power to Ontario’s grid system beginning in 2004. The project is expected to be cash flow positive and to prove the commercial viability of the technology

In June 2003, the Company announced that it has been approved to receive a funding contribution for the Erie Flooring Project from Sustainable Development Technology Canada (SDTC) subject to contract negotiation. This project was initiated in November 2001, when the Company entered into a Memorandum of Understanding to conduct feasibility studies for the development of a power project in Canada whereby wood residue from Erie Flooring and Wood Products would be converted into BioOil to power a Magellan Aerospace (Symbol: MAL, Toronto) 2.5 MW GT 2500 turbine.

The Company believes that the nearest term commercial application for BioOil is as a clean burning fuel that can be used to replace natural gas, diesel and other fossil fuels in boilers, gas turbines and slow and medium speed reciprocating engines for heat and power generation, to replace natural gas in the forest industry and for lumber dry kiln and lime kiln applications.  Initial markets may include Canada, the US, the UK and Brazil followed by other European countries, in addition to sugar producing regions in other parts of Latin America, Asia and Island based economies.

Orenda Aerospace, a division of Magellan Aerospace, is in the second phase of a program to develop a commercial gas turbine package fueled by DynaMotive’s BioOil, following successful fuel tests in 2000 and 2001. Orenda has also identified further commercial demonstration projects for its turbines and BioOil, including Erie Flooring as referred to above.

Orenda has initiated a second phase program to develop a commercial gas turbine package to operate on DynaMotive’s BioOil fuel following the successful first round of fuel tests. The program involves completion of turbine modifications required for Orenda’s 2.5 MW (megawatt) GT2500 gas turbine to run on BioOil, coupled with a full scale engine testing program in Canada and Europe, as described above, to validate long-term commercial operation of BioOil fueled gas turbines. The program schedule is continuing through 2003, with the first fully commercial BioOil and turbine installation (Erie Flooring) expected to come onstream in the second quarter of 2004.

DynaMotive also targets the industrial fuels market. Working with the Canadian federal department of Natural Resources CANMET Energy Technology Centre in Ottawa, Ontario, it developed a burner nozzle design for stable BioOil fuel combustion. This has created opportunities for early commercial applications for BioOil as a clean burning fuel to replace natural gas, diesel and other fossil fuels in the multi-billion dollar industrial boilers, kiln fuels and specialty heating applications markets. Testing of BioOil in lumber kilns was successfully completed in 2002. In 2003, DynaMotive expects to complete a pilot scale limekiln testing of BioOil fuel in conjunction with the University of British Columbia (UBC).  Customers for BioOil fuels could potentially include local, regional and international power generators and electrical utilities (fuel substitution in large scale power plants and fuel for district heating), fuel distributors, forest companies (natural gas substitute in lime kilns, lumber kilns and boilers), oil and gas producers (steam production for extraction) and manufacturing companies (process heat) including sawmills, pulp mills and greenhouses. Beyond the programs above, testing with various industrial burner and boiler combustion experts and manufacturers are planned for Europe and North America in 2003 and 2004.

In late 1998 and the first quarter of 1999, the Company initiated fuel-testing programs with several major reciprocating engine and gas turbine manufacturers in Europe and North America. The Company has also tested a variety of BioOil feedstocks including bark and bark/white wood blends as well as bagasse, a solid pulp material remaining after the extraction of juice from sugar cane. Testing of various types of mixes and sizes of feedstock continued throughout 2001 with key objectives being to characterize the BioOil with Société Générale de Surveillance and optimize the production process. Characterization of the BioOil assists reciprocating and turbine engine manufacturers in their assessment of the viability of BioOil in connection with their operations.

The Company also continues to work with Cosan (“Cosan” is one of Brazil’s largest sugar and ethanol producers) with which the Company signed a comprehensive Memoranda of Understanding in March 1998.

Cosan and DynaMotive have begun second stage testing of bagasse aimed at optimizing technical design for bagasse-based BioOil pyrolysis plants. The launching of the second phase testing program as a precursor to the development of bagasse-specific technology is a critical step in the development program. During this stage, the Company will concentrate on optimizing the design for a bagasse-fed BioOil pyrolysis plant and further validating applications, fuel quality and chemical composition of BioOil made from bagasse.

Commencing in the third quarter of 2000 and throughout 2001, the Company completed a series of production runs converting 100% softwood bark derived from spruce, pine and fir into fuel quality BioOil. From a commercial perspective, demonstrating the capability to produce a fuel quality BioOil from both bark and bark/white wood blends is a significant milestone, opening up the entire wood residue market to the Company’s BioOil production technology.

Lower value bark residues are a major problem for the forest industry; as bark has little or no value and is costly to dispose of. Canada, for example, produces approximately 18 million tons of sawmill residues per year of which 5 to 6 million tons are considered wastes and are subsequently incinerated or landfilled. Canada’s wood waste alone could potentially be converted to 15 million barrels of BioOil per year and represents a significant source of raw materials for DynaMotive.

3) BIOOIL APPLICATIONS & DERIVATIVE PRODUCTS

BioOil has a wide range of potential commercial applications. As the BioOil industry matures it has the potential to follow a similar development path as the petroleum industry, beginning with exploitation of basic unrefined BioOil fuels for power generation and district heating followed by blends and emulsions for transportation. Development of higher value products, including agro-products, resins, adhesives, specialty chemicals, slow release fertilizers and other derivatives, may occur as refining and processing techniques are established by future Licensees or partnerships with DynaMotive. Over time, we anticipate that BioOil will be refined in much the same way that petroleum is today in order to derive the highest value energy and chemical products.

The Company intends to follow a staged approach to product development focusing initially on the earliest and most appropriate application of BioOil as a clean, renewable fuel to generate power and heat in industrial boilers and kilns, gas turbines and stationary reciprocating engines. The Company is also supporting efforts to develop a next generation of higher-value fuels, including BioOil/ethanol blends, BioOil/diesel emulsions and catalytic reforming of BioOil to produce synthetic fuels and bio-methanol. BioOil also has potential as a raw material to produce agro-products such as slow release fertilizers and other high-value products.

Over the longer term, the Company believes that exploitation of specialty chemicals contained in BioOil has the potential to create significant value. RTI and other research institutions are developing techniques to extract chemicals such as hydroxyacetaldehyde, levoglucosan, levoglucosenone, acetol, acetic acid and formic acid. These chemicals have a wide variety of possible applications including food flavorings, adhesives, resins, pharmaceuticals, bio-based pesticides and paper brighteners.

CHAR PRODUCTION

Char is a significant co-product of the Company’s pyrolysis process. Char is a granular solid with properties similar to coal. At 23 – 25 Giga Joules per tonne, pyrolysis char has a higher heating value than wood and many grades of coal. Like BioOil, it is a “green” fuel which is CO2 neutral and does not contain any sulfur.

A commercial scale BioOil plant processing 400 tpd of wood residue is expected to produce approximately 26,000 tons per year of char with a total energy value of 600,000 – 650,000 Giga Joules. Char production is dependent on the composition and species of the feedstock.

Early stage applications of char will focus on direct substitution or augmentation of fossil fuels to produce process heat and power via commercially available technologies in BioOil plants, sawmills, thermal power generation and cement production. Char may also have potential for use as a feedstock for manufacturing of charcoal briquettes.

In December 2001, the Company announced that 20 tons of char, produced at its Vancouver plant, had been successfully tested at industrial scale and the prototype briquettes showed excellent results, meeting or exceeding all charcoal industry quality standards. The test followed bench scale trials that took place in the second quarter of 2001.

Char may also be an appropriate material for activated carbon or other value added applications.  Research and testing in this area is expected to continue in 2003 and 2004.

4) BIOOIL STRATEGIC PARTNERS, INVESTMENT AND GOVERNMENT FUNDING

The Company’s BioOil technologies are consistent with the environmental and economic objectives of many governments around the world.

In April 2002, the Company announced that the US Department of Energy has awarded $250,000 to a consortium including the Company to determine the technical and commercial viability of integrated pyrolysis / combined cycle biomass power systems (IPCC).

DynaMotive’s US subsidiary, its R&D partner Resource Transforms International (RTI) Ltd., Alliant Energy Corporation and a team of experts in power plant design, electric utility operation and biomass energy will conduct the program. Other partners in the program are: Black and Veatch Corp., a leading consulting firm in the design and construction of power plants, and The Center for Sustainable Environmental Technologies at Iowa State University, recognized for its expertise in thermal processing of biomass. Alliant Energy will act as the coordinating partner.

The IPCC concept combines a biomass pyrolysis plant with a conventional combined cycle power plant.  In this system, solid biomass is converted into a liquid “bio-oil” that is a mixture of oxygenated hydrocarbons and water.  This liquid serves as fuel for a gas turbine topping cycle.  Waste heat from the gas turbine provides thermal energy to a steam turbine bottoming cycle.

The proposed cycle could be commercially offered in the near term with minimal research and development needs.  In contrast, implementation of the value-added products design will require the development of new technologies and will entail some technical risk.

The Company has also received strong support from the Canadian government. In June 2002, the Company has entered into an amended Research and Development Contribution agreement with the Government of Canada through Technology Partnerships Canada (TPC). The agreement has a maximum reimbursement cap of Cdn$8.235 million (US$5.2 million). The investment will help the Company further its commercial-scale demonstration programs, as well as continue its research, development and testing of DynaMotive's BioThermTM fast pyrolysis technology.

Technology Partnerships Canada, a key element in the federal government's innovation strategy, leverages private sector investments in research, development and innovation in critical, leading-edge technologies. DynaMotive originally entered into the Contribution agreement with TPC in 1997 and as at December 31, 2002, drawn US$2.4 million to fund pre-commercial BioThermTM  research and development.  The amended agreement modifies and expands key terms and conditions placed on the Company.  The Company is required to repay these funds from a percentage of future sales up to a maximum of US$10.2 million. The Company will focus all funding from the amended Contribution agreement towards construction of a full commercial-scale demonstration BioOil facility in Canada.

II.  RAW MATERIALS AND SUPPLIERS

For the most part, the Company's products are custom designed and manufactured and are not produced for inventory. BioOil units will only be produced for specific projects with procurement commencing when project funding has been fully committed.

The Company outsources the final assembly of its products prior to sale and does not manufacture the major components of its systems. The manufactured components and materials used in the Company's products are obtained from both domestic and foreign sources. Generally, lead-time for delivery of materials has not been a problem.

While the Company has intentionally chosen to use only a limited number of manufacturers to produce the components for its technologies, in the opinion of management, the Company has a readily available supply of components and raw materials for all of its anticipated products from various sources and does not anticipate any difficulties in obtaining the components and raw materials necessary to its business.

The Company believes that this licensing and focused, outsourced manufacturing strategy allows it to deliver superior products without the high capital expenditures that the Company would otherwise require in order to manufacture the components in house. As a result of limiting the number of suppliers for the key components for the Company's products, the Company believes it is better able to control costs while still maintaining high quality specifications for the components' manufacture. Moreover, the Company believes that it is better able to limit the number of third parties who have access to the Company's proprietary technologies.

III.  EFFECT OF GOVERNMENTAL AND ENVIRONMENTAL PROTECTION REGULATIONS

The Company may be subject to material federal, state or foreign environmental laws. If full commercial use of BioOil in power generation, heat and other applications commences, the Company believes that it may become subject to various federal, local and foreign laws and regulations pertaining to the discharge of material into the environment, the use of biological waste products as feedstock, and otherwise relating to the protection of the environment. The Company believes that it will be able to fully comply in all material aspects with all such laws and regulations to the extent that they be deemed applicable to the Company's product with only limited resources expected to be required by the Company in so complying.

The Company believes that the environmental regulations currently imposed upon the targeted consumers of the Company's primary technologies are likely to be maintained if not expanded upon for the foreseeable future. The Company believes that the imposition of such regulations upon these targeted customers will provide significant assistance to the Company's ability to sell its products. Any stringent environmental protection laws enacted in an area in which a targeted customer is located could further enhance the Company's ability to attract customers to use these products.

C.  Organizational Structure

As of December 31, 2002, the Company had six wholly-owned subsidiaries: DynaMotive Corporation (incorporated in the State of Rhode Island in 1990), DynaMotive Europe Limited (formerly known as DynaMotive Technologies (UK) Ltd., incorporated in the United Kingdom in 1996), and DynaMotive Canada, Inc. (incorporated in Canada in November 2000), DynaMotive ElectroChem Corporation (incorporated in the Province of British Columbia in 1993), DynaMill™ Systems Limited (incorporated in the Province of British Columbia in 1996) and DynaMotive Puerto Rico, Inc. (incorporated in Puerto Rico in 1997). The latter three are currently inactive and in April, 2001, the Company’s wholly-owned subsidiary, DynaMotive Europe Ltd., purchased 75% of the shares of Border Biofuels Ltd. (BBL), a United Kingdom company. In December 2002, BBL was placed into liquidation and the Company now accounts for it as a discontinued operation (see note 4 of the Company’s audited financial statements).

D.  Property, Plants and Equipment.

The Company’s facilities are leased. The Company’s corporate headquarters are located in a business park complex in Vancouver, BC, Canada with approximately 4,400 square feet of office space

In addition to furniture and computer equipment, the majority of the Company’s capital assets consist of its test equipment (10 tpd pilot plant) and capital assets under construction.  Capital assets under construction are costs related to the Company’s initial 100 tpd commercial plant.

The Company also leased approximately 7,000 square feet of premises at British Columbia Research, Inc. for its research and development team and its pilot plant until December 31, 2002.  Since December 2002 the pilot plant has been in storage and is intended for use to demonstrate the feasibility of new biomass waste streams.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

THE FOREGOING DISCUSSION IN “OPERATING AND FINANCIAL REVIEW AND PROSPECTS” CONTAINS FORWARD-LOOKING STATEMENTS CONCERNING, AMONG OTHER THINGS, FUTURE ENERGY PRICES, THE AMOUNT OF SAVINGS DUE TO THE COMPANY’S COST CUTTING PROGRAM AND THE LEVEL OF FUTURE CAPITAL EXPENDITURES.  THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND FINANCIAL PERFORMANCE.  THESE FORWARD-LOOKING STATEMENTS ARE BASED ON MANY ASSUMPTIONS AND FACTORS INCLUDING COMPETITIVE PRICING FOR PRODUCTS, COMMODITY PRICES, ECONOMIC CONDITIONS IN COUNTRIES WHERE THE COMPANY DOES BUSINESS, THE EFFECTS OF CURRENCY FLUCTUATIONS AND THE EFFECTS OF GOVERNMENT REGULATIONS.  ANY CHANGES IN SUCH ASSUMPTIONS OR FACTORS COULD PRODUCE SIGNIFICANTLY DIFFERENT RESULTS.

OVERVIEW

In 2002, DynaMotive continued its research and development activities related to its BioTherm technology along with business development activities designed to develop initial commercial projects and market acceptance of BioOil.  Ongoing operations were highly focused in Canada as the Company’s UK operations were scaled back following the insolvency of its 75% owned subsidiary BBL.

A. RESULTS OF OPERATIONS

For the years 2002, 2001 and 2000, the Company had expended on an annual basis $453,710, $677,482 and $531,522 respectively, on research and development. Of these amounts, $288,445, $60,667 and $284,989 respectively, were sponsored by government funding. The remainder of the respective annual expenditures were Company sponsored. The Company expects to be able to draw significantly from government grant and loan facilities, including the Government of Canada’s Technology Partnerships Canada program both for expenditures made in 2002 and technical and project related expenditures in 2003.  The Company’s agreement with Technology Partnerships Canada pertains to maximum funding of C$8.235 million (US$5.2 million), of which C$3.44 million (US$ 2.2 million) has been received as of year end 2002.

General and administrative salaries and benefits decreased to $1,232,916 in 2002 from $1,461,553 in 2001.  The decrease in 2002 was mainly due to replacing certain consultants with permanent personnel in the BioOil unit which was offset to some degree by reduced staffing relating to the sale of DynaPower and the Company’s singular focus on its BioTherm™ technology during the year.  The DynaPower reorganization resulted in the elimination of majority of DynaPower related staff positions and a significant reduction in DynaPower related marketing and research and development activities during the year.  General and administrative salaries and benefits increased to $1,461,553 in 2001 from $1,331,215 in 2000. The increase in 2001 was mainly due to replacing certain consultants with permanent personnel in the BioOil unit which was offset to some degree by reduced staffing relating to the impending sale of DynaPower and the Company’s singular focus on its BioTherm™ technology during the year.

Professional fees decreased to $1,111,726 in 2002 from $1,970,843 in 2001. The decrease was due mainly to a reduction in consultants replaced with permanent staff and the non-renewal of certain consulting agreements.  Professional fees in 2001 decreased to $1,970,843 from $2,238,846 from year 2000 due mainly to a reduction in consultants replaced with permanent staff and the non-renewal of certain consulting agreements.

Amortization and depreciation decreased to $313,474 in 2002 from $404,495 in 2001 due to the write-down of assets in the Biolime unit. Amortization and depreciation Increased to $404,495 in 2001 from $312,204 in 2000 due to the addition of assets in the BioOil unit resulting mainly from the addition and commissioning of the 10 tpd BioOil plant in 2001.

Interest income decreased to $982 in 2002 from $18,405 in 2001 due to reduced cash resources and related investments. Interest income decreased to $18,405 in 2001 from $130,898 in 2000 due to the same reason of reduction from cash resources and related investments.

Interest expense increased in 2002 to $123,013 from $26,080 in 2001 due mainly to the interest accretion from the convertible loan. There was a minor decrease in this category in 2001 to $26,080 from $26,523 in 2000.

Marketing expense decreased to $183,294 in 2002 from $670,415 in 2001 due to a reduction in the use of external assistance. Marketing expense decreased in 2001 to $670,415 from $723,390 in 2000 due to the reduction of personnel, including consulting assistance, to carry out market research and development of markets for products from the BioOil process.

Office supplies, telephone and insurance decreased to $230,808 in 2002 from $371,663 in 2001 due to the reduction of staff. These same expenses increased in 2001 to $371,663 from $288,956 in 2000 due to purchase of Border BioFuels Limited.

Rent for leased premises increased to $515,446 in 2002 from $351,738 in 2001 due to the full year’s rent for the office in London, U.K. Rent increased to $351,738 in 2001 from $206,914 in 2000 due to due to the expansion of the Headoffice space in Canada.

Currency exchange gain in 2002 amounted to $80,461 compared to a gain of $6,313 in 2001 due to the currency exchange on the European operations. The exchange gain decreased in 2001 to $6,313 from $67,815 in 2000 due to the purchase of Border BioFuels Limited.

Loss on the write-down of long-term assets was increased to $872,114 in 2002 from $585,078 in 2001. No write-down occurred in 2000.  DynaMill assets in the amount of $46,944 and Wire Die Cleaning assets in the amount of $31,303 were written off because the Company is focused on the application of BioOil for energy. The Company wrote-off its 2 TPD pilot plant of $159,096 because the 2 TPD pilot plant completed its testing. Amounts related to the10 TPD pilot plant assets totaling $237,913 were partially written-down as the Company intends to keep the 10 TPD plant producing BioOil for testing and market development purposes. The 50 TPD UK pilot plant development assets of $212,749 were written-off due to the Company focusing on the 100 demo plant in Canada. Other assets of $6,148 were written off. Patents for DynaPower of $118,732 were written-down.  In 2001, the DynaPower division assets totaling $175,037 were written-off as future recovery was uncertain and BioLime assets in the amount of $148,813 were written off because the Company’s current focus is in the application of BioOil for energy and there are no immediate plans to further develop the BioLime technology.

Overall capital expenditures, net of government grants and disposal, used for developing and patenting the Company's technologies decreased to $183,473 in 2002 from $607,649 in 2001. Capital expenditures for the BioTherm™ technology decreased to $182,637 in 2002 from $543,980 in 2001. The decrease in the BioTherm™ capital expenditures was due to the commissioning of the 10 tpd demonstration plant in 2001, followed by only limited capital expenditures being required during 2002. Capital expenditures for its BioOil Power Generation unit were $182,637 in 2002 related to the design and development of a 100 tpd BioOil Demo Plant.

Overall capital expenditures, net of government grants and disposal, for developing and patenting the Company's technologies decreased to $$607,649 in 2001 from $1,450,867 in 2000 due mainly to the expenditure of $1,110,863 on construction of the 10 tpd BioOil unit during 2000. A portion of the capital expenditures in the year 2000 was related to acquisition of patents in exchange for the Company’s Common Shares.

The Company's total assets decreased to $1,285,813 at the end of 2002 from $6,454,399 at the end of 2001, due mainly to the liquidation of Border BioFuels Ltd. in the U.K.  Capital assets decreased to $750,409 in 2002 from $2,202,100 in 2001 due to the full write off of the 2 TPD pilot plant and partial write-down of 10 TPD pilot plant. Current Liabilities decreased to $1,957,625 at the end of 2002 from $2,437,080 at the end of 2001 due almost entirely to a decrease in bank debt and accounts payable and accrued liabilities of the discontinued operation - Border BioFuels Ltd. There were no long-term liabilities at the end of 2002. The long-term liabilities of $2,742,191 at the end of 2001 are attributable solely to the discontinued operation of Border BioFuels Ltd.

During the year ended December 31, 2002, the Company recorded a net operating loss of $5,261,607, compared to a net operating loss of $6,838,264 for the year 2001. The decrease in operating loss in 2002 as compared to 2001 was primarily attributable to (i) a decrease in marketing expense, (ii) a decrease in professional fees, (iii) a decrease in research & development expense, and (iv) a decrease in Capital Tax expense. The net operating loss in 2002 reflected professional fees totaling $1,111,726, the majority of which, $796,813 was non-cash amounts paid in shares. The non-cash professional fees in 2001 were $1,591,381. During the year ended December 31, 2000, the Company recorded a net operating loss of $4,756,873. The increase in operating loss in 2001 as compared to 2000 is primarily attributable to (i) an increase in rent, (ii) an increase in research and development expense, (iii) an increase in writing down of long-term assets, and (iv) an increase in loss from discontinued operation if Border Biofuels Ltd.

The basic and diluted loss per common share decreased to twelve cents ($0.12) for the year 2002 from nineteen cents ($0.19) for the year 2001. The loss per common share for the year 2000 was fifteen cents ($0.15). The decrease in basic and diluted loss per share for 2002 and 2001 was due to both the decrease in the loss for each year and the increase in the weighted average number of Common Shares outstanding from 31,916,524 shares in 2000 to in 36,458,969 in 2001 and 45,094,978 in 2002.

B. LIQUIDITY AND  CAPITAL RESOURCES

Principal sources of liquidity during the year ended December 31, 2002 were (i) $1,745,400 in net proceeds ($1,746,669 gross) after deducting related issue costs and expenses from private placement offerings of the Company’s Common Shares and the exercise of Common Share options for cash, (ii) $352,376 in deposits for Common Shares to be issued in 2003 pursuant to private placement offerings commenced in 2003 and (iii) convertible loans from the existing shareholders in the amount of $63,416, and (iv) $196,596 from a short-term bank indebtedness.

For the previous year ended December 31, 2001, principal sources of liquidity were (i) $1,995,094 in net proceeds ($2,012,273 gross) after deducting related issue costs and expenses from private placement offerings of the Company’s Common Shares and the exercise of Common Share options for cash, (ii) $479,026 in deposits for Common Shares to be issued in 2002 pursuant to private placement offerings commenced in 2002 and (iii) $39,999 from a short-term bank indebtedness.  For the previous year ended December 31, 2000, the principal sources of liquidity were, (i) $4,503,491 in net proceeds ($4,528,129 gross) after deducting related issue costs and expenses from private placement offerings of the Company’s Common Shares and Common Shares options exercised for cash; (ii) $78,511 from a short-term bank indebtedness and (iii) –35,126 a repayment of loan.

Overall cash flows decreased during 2002 as the Company raised a lesser amount in equity offerings than during 2001. During the year ended December 31, 2002, the Company used cash in operating activities and in investing activities of $1,452,643 and $64,902 respectively, and generated cash from financing activities of $2,357,788.

During the previous year ended December 31, 2001, the Company used cash in operating activities and in investing activities of $2,173,463 and $672,105 respectively, and generated cash from financing activities of $2,514,119. During the year ended December 31, 2000, the Company used cash in operating activities and in investing activities of $2,450,338 and $1,163,915 respectively, and generated cash from financing activities of $4,546,876.

The net amount of cash used in operating activities during 2002 decreased 37% from 2001. Cash used in operating activities consisted primarily of a net loss for 2002 of $4,366,454 from continuing operations that was significantly offset by (i) amortization of non-cash items in the sum of $313,474, (ii) non-cash equity compensation expenses, $1,326,010, (iii) write down of capital assets of $872,114, and (iv) net change in non-cash working capital balances related to operations of $451,059.

The net amount of cash used in operating activities during 2001 decreased 11% from 2000. Cash used in operating activities consisted primarily of a net loss for 2001 of $6,437,461 that was significantly offset by (i) amortization of non-cash items in the sum of $404,495, (ii) non-cash equity compensation expenses, $2,107,595, (iii) write down of capital assets of $585,078, and (iv) net change in non-cash working capital balances related to operations of $1,169,975.

Financing activities during 2002 generated a net increase in cash of $2,357,788, primarily from the Company’s private placements of Common Shares. Financing activities in 2001 generated a net cash increase of $2,514,119, primarily from the Company’s private placements of Common Shares. Financing activities in 2000 generated a net cash increase of $4,546,876, primarily from the Company’s private placements for Common Shares.

Investing activities in 2002 resulted in use of cash, net of grants and disposal, in the amount of $64,902 that consisted of $70,071 was incurred in the acquisition of capital assets, $7,946 was expended on patents and offset by proceeds of $13,115 on the sale of equipment.  Investing activities in 2001 resulted in use of cash, net of grants and disposal, in the amount of $672,105 that consisted of $576,460 was incurred in the acquisition of capital assets, $70,243 was incurred in the acquisition of BBL, $31,189 was expended on patents and offset by proceeds of $5,787 on the sale of equipment. Investing activities in 2000 resulted in use of cash, net of grants and disposal, in the amount of $1,163,915 that consisted of $1,123,873 incurred in the acquisition of capital assets and $40,042 in filing and maintenance of patents.

During the year ended December 31, 2002, the Company used cash and cash equivalents from discontinued operations of $895,153. During the year ended December 31, 2001, the Company used cash or cash equivalents from discontinued operations of 691,403.

During the first quarter of 2002, the Company closed the fourth tranche of its October 2001 private placement financing of its Common Shares for a total of $784,642, including $715,731 in cash and cancellation of $68,911 in consulting fees payable by the Company, at share prices ranging from $.30 to $.49 per share. A total of 1,978,053 Common Shares were issued in this offering.

During the second quarter of 2002, the Company commenced a private placement financing and raised proceeds of $515,115 in cash at a share price of $.30 per share. A total of 1,717,048 Common Shares were issued in this offering.

During the third quarter of 2002, the Company commenced a private placement financing of up to $1 million and raised a total of $215,966 at a share price of $.326 per share for a total of 661,552 Common Shares issued, including 330,776 three-year warrants to purchase the Company’s Common Share at $.40 per share. During the quarter, the final tranche of the October 2001 funding closed for proceeds of $78,080 for a total of 260,163 Common Shares of the Company. At the same time, the Company’s $200,000 convertible loan was converted into Common Shares of the Company during the quarter, including interest of $3,645 for a total of 856,551 Common Shares issued at $.23775 per share. Per terms of the loan agreement, the lenders received 300,000 three-year warrants to purchase the Company’s Common Share at $.30 per share.

During the fourth quarter of 2002, the Company commenced a bridge equity financing of $140,000 at an offering price of $0.20 per share. 10% agent’s fees relating to this funding for a total of $14,000 was also subscribed into the placement. Subsequent to yearend, 770,000 Common Shares were issued as a result of this offering. During the quarter, total funds of $94,487 were received by the Company, including $17,800 cash and cancellation of $ 76,687 in consulting fees payable by the Company at share prices ranging from $.30 and $.326 per share; 366,081 Common Shares and 153,374 three-year warrants were issued to purchase the Company’s Common Share at $.40 per share. The Company also received during the quarter total funds of $212,376 relating to the private placement commenced during the third quarter; subsequent to yearend, a total of 830,024 Common Shares were issued as a result of this offering.

Subsequent to year-end, the Company received subscription funds of $224,700 relating to private placement commenced during the third quarter at an average subscription price of $.20 per share.

In total, the Company completed four private placements in 2002 raising an aggregate of $2,261,019, including $2,097,776 in cash which includes $352,376 for shares to be issued and the $200,000 convertible loan and cancellation of $163,243 in fees payable by the Company from the sale of 7,439,472 shares of its Common Shares of which 1,600,024 were issued subsequent to year-end plus warrants to purchase 1,199,162 Common Shares of which 415,012 remain issuable subsequent to year-end. During the year 2002, the Company received Government of Canada assistance commitments of $418,006. Please refer to notes 2 and 16 to the consolidated financial statements. Also, the Company issued Common Shares and other equity instruments instead of cash for services provided by personnel, suppliers and consultants in 2002 totaling $1,443,454; a decrease from the year 2001 total of $2,231,232 (see note 10(i) to the consolidated financial statements for more details).

With the current cash on hand and anticipated sales revenue, the Company anticipates that it will require additional funding for its continued operations and the commercialization of its BioThermTM technologies throughout the year 2003. Given market conditions and other factors, there can be no guarantee that the Company will be successful in securing additional finance. If adequate funds are not available on acceptable terms when needed, the Company may be required to delay, scale-back or eliminate the manufacturing, marketing or sales of one or more of its products or research and development programs.

The Company’s 2003 financing plan is structured to enable construction of the Company’s first commercial scale BioOil Demonstration manufacturing facilities. The core of the strategy surrounds market and project based equity financing that minimizes equity dilution while raising sufficient capital for operations and projects.

The Company expects to complete a private placement financing of up to $2 million commenced during the first quarter 2003 at the time of filing of this report.

In addition to contemplated equity offerings, the Company expects to be able to draw significantly from government grant and loan facilities, including the Government of Canada’s Technology Partnerships program both for expenditures made in 2001 and technical and project related expenditures in 2002. The Company expects to draw in 2003 a significant portion of the remaining in the TPC project funding.

The Company’s funding plan for 2003 is structured so that equity placements explained above will maintain the operations for the next twelve months. Additionally, the Company contemplates a private placement and project finance strategy with MCC Energy Advisors, Inc., which, with government contributions and other project funding, are expected to fund the commercial demonstration projects which is expected to commence construction during the third and fourth quarters in 2003. Any delay in securing the project funding for a project will delay the start of the construction of that project.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENCES, ETC.

The Company considers patents to be an important aspect of the Company’s business. The Company aggressively protects its intellectual property such as trademarks, patents, product designs, manufacturing processes and new product research and concepts. These rights are protected through the development and acquisition of utility and design patents and trademark registrations, the maintenance of trade secrets and, when necessary and appropriate, litigation against those who, in the Company's opinion, are competing unfairly with the Company. The Company also maintains stringent procedures to maintain the secrecy of its confidential business information. These procedures include the establishment of "need to know" criteria for the dissemination of certain information and the use of written confidentiality agreements in cases where the sharing of proprietary information with third parties is necessary.

As of December 31, 2002, the Company has active inventions protected by patents issued and patents pending via in-house development or license. The Company’s key U.S. patents are scheduled to expire in year 2016.

The key BioTherm patents expire in years 2016 and 2017 in all jurisdictions except India where they expire in 2010.

Research costs are expensed in the year incurred. Development costs are expensed in the year incurred unless the Company believes the development project meets Canadian generally accepted accounting criteria for deferral and amortization. In evaluating these criteria the Company considers technological feasibility to be established only when a product demonstrates it operates under conditions, which are acceptable to target customers.

If management determines that the development of products to which such costs have been capitalized is not reasonably certain, or that costs exceed recoverable value, such costs are charged to operations

Please refer to the Item 5 (a) Results of operations for additional information on research and development.

D. TREND INFORMATION.

The Company’s BioTherm technology produces BioOil, a fuel that will compete with conventional energy sources.  Therefore, price trends in the broad energy industry and developments in the alternative energy sector will effect the commercial viability and attractiveness of BioOil.  Early technical development and market acceptance of BioOil is significantly effected by the availability of ongoing governmental financial support for the alternative energy industry in general and for the Company’s BioTherm process in particular.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

As at December 31, 2002, the Company’s directors and executive officers are:

Name

Age

Position

Richard Chen-Hsing Lin (3)

59

Chairman, Vice President, Asian

Affairs and Director

Andrew Kingston (2)(3)               42

             President, Chief Executive Officer and

             Director

Curtin Winsor, Jr., Ph.D. (1)(2)

64

Director

Michael McDowell, Ph.D. (2)

63

Director

Shing-Cheng Hong (1)

70

Director

Chih Lin Chu

36

Director

Marvin Josif (1)*

36

Chief Financial Officer and Director

Rodolfo Guido

52

Chief Operating Officer

Warren Johnson

43

Chief Technology Officer

Laura Santos

52

Secretary

     _________________________________

(1) Member of the Audit Committee of the Board of Directors.

     (2) Member of the Compensation Committee of the Board of Directors.

(3) Member of the Executive Committee of the Board of Directors.

     (4) Member of the Technical Advisory Committee.

* Mr. Josif resigned from the Board subsequent to yearend.

All Directors are elected annually at the Company's Annual Meeting of Shareholders. The executive officers of the Company are elected annually at the first meeting of the Company's Board of Directors held after each annual meeting of shareholders. Each director and executive officer of the Company holds office until his or her successor is duly elected and qualified or until his or her death or resignation or until he or she shall be removed in the manner provided by the Company's by-laws. There is no arrangement or understanding between any director or executive officer and any other person pursuant to which any director or executive officer is selected. There are no family relationships between any director or executive officers.

Richard Chen Hsing Lin. Mr. Lin has been a Director of the Company since 1992 and Chairman of the Company since May of 1995. He was President of the Taiwan Entrepreneurs and Investors Association in Canada. Mr. Lin is also co-founder, Vice President and Secretary of Neoventi Technology Corporation since 1991 and Neoventi Investment Corporation since 1992, and has been a Director of Concert Industries Ltd. since December 1992. Mr. Lin was President of the Taiwan Entrepreneurs Association in B.C., Vice President of R.C.A. Taiwan and a Director of Consolidated Peritronics Medical Inc. from February 1992 to April 1994.

Robert Andrew Kingston. Mr. Kingston was appointed President and CEO in April 1999. Mr. Kingston has held senior positions in multi-national oil companies, property and investment corporations and financial institutions in Europe, the USA and South America. From 1996 to 1999, Mr. Kingston was advisor to public and private companies in the U.S. Canada and the U.K. From 1995 to 1996, Mr. Kingston was senior advisor to the Chairman of Rotch Property Group Ltd., a UK property investment and development company with assets in excess of US $1.8 billion. From 1992 to 1995, Mr. Kingston was a financial advisor on corporate restructuring for Interpetrol S.A., a South American oil trading company that at the time was partly owned by the Argentine National Oil Company (NYSE: YPF). He held a number of positions with the Gatoil Group of Companies from 1986 to 1990, a fully integrated, privately owned oil conglomerate, including Managing Director of Gatoil Services (UK) Limited and Financial Vice President of Gatoil Enterprises Inc. (USA). He also worked for Price Waterhouse & Co. and Ducilo S.A., a subsidiary to E.I. DuPont de Nemours & Co.

Curtin Winsor, Jr., Ph.D. Dr. Winsor has been a Director of the Company since June 1996. He received his MA and Ph.D. in Latin American Area Studies and History of Diplomacy from the School of International Service of American University in 1979. He served at the Department of State’s Office of Congressional Relations until 1971. Dr. Winsor became Special Assistant to Senator Bob Dole, Chairman of the Republican National Committee, from June 1971 to May 1973. Moving to the private sector, he served as Manager for International Affairs at the Washington office of Chase Manhattan Bank from 1973 to 1979. He helped to found the Alliance for Free Enterprise in 1979 and served as its Deputy Director until 1983. Dr. Winsor served as US Ambassador to Costa Rica from 1983 to 1985. He continued to serve as Consultant on Central America to the Under Secretary of Defense from 1985 to 1987. Dr. Winsor is a Governor of the Donner Canadian Foundation of Toronto, and a Trustee of the Pan-American Development Foundation (of the Organization of American States) in Washington, DC. He has been the owner of the American Chemical Services Company of Marmet, WV, which provides chemical blending, storage and distribution services for larger chemical companies servicing the coal industry for more than the past five years.

Michael McDowell, Ph.D. Dr. McDowell became a Director of the Company in January 1997. Dr. McDowell has extensive business experience in the construction materials and transportation contracting sectors. Dr. McDowell has been in private practice for the past eight years as an organizational development consultant. He was the founding President of Ashwarren International Inc. (1986) and McTar Petroleum Limited (1981). The Ashwarren companies include a national group of asphalt petroleum terminals, emulsion manufacturing plants as well as testing and engineering laboratories. Ashwarren is a wholly owned subsidiary of the Warren Paving and Materials Group in Toronto. From 1980-1986, Dr. McDowell was also President and a Director of the Group’s Pacific Region. From 1973-1975, Dr. McDowell was Executive Director of Technological Education (Academic VP) at the British Columbia Institute of Technology. Dr. McDowell received a B.A. (1966) and M.A. (1969) from the University of British Columbia. He received his Ph.D. from the United States International University in San Diego (1971) in Leadership and Human Behaviour.

Shing-Cheng Hong. Mr. Hong became a Director of the Company in December 1997. With 40 years of industrial background, Mr. Hong led a 42 member management team of Hotung Venture Capital Corp. where he served as President until his retirement in 2001. Hotung is the leading venture capital group in Taiwan. Mr. Hong still serves as Chairman of Honho Consulting Corp. which manages the Hong Tung VC, a subsidiary of Hotung, with funds of US$55 million. He is also President of Taiwan based Giga Venture Partners & Co. Mr. Hong is also Advisor to Taiwan based Acer SoftCapital Incorporated.

Chih-Lin Chu.  Mr.Chu became a Director of the Company in June 2001. He is General Manager for Business Development at China Strategic Holdings Limited (CSH) since March 2000. CSH is a public company listed on the Hong Kong Exchange with investments in energy, tire manufacturing, breweries, paper, pharmaceuticals and other light and heavy industries including power plants, diesel engine manufacturing, cement, chemical plants, electrical machinery and auto parts as well as information technology and e-commerce related projects. From 1999 to 2000, Mr.Chu was Vice Chairman and President, China Operation for Tricom Holdings Limited, also a public company in Hong Kong with a focus on telecommunication products. Since 1994, Mr.Chu has been involved in business development and government relationship in China for various companies including Cathay Pacific Airline O.B.C. G.S.A., Shanghai E&T Wako Express Co. Ltd and Shanghai Tricom Limited. Mr.Chu received his MBA from the China Europe International Business School in China.

Marvin Josif.

Mr. Josif became a Director of the Company in June 2002. He is the Managing Director of Rotch Community, a division of Rotch Property Group (RPG) since 2001.  RPG is a London, UK based multi-billion dollar privately owned finance and investment group that specializes in structured financing initiatives. During the same period, Mr. Josif was also Managing Director of VolumeBuy UK Limited, a market-site software company based in London, UK. From 1998 to 2001, he was Project Manager with Standard Chartered Bank in London, UK where he managed and coordinated three internal departments to synchronize configuration and deployment of 2,000 PCs. From 1997 to 1998, Mr. Josif was consultant to American Capital Access in New York city where he managed the implementation of a $2m dollar systems for a bond insurance company to provide remote access for its staff across five locations.  From 1990 to 1997, Mr. Josif worked as Division Manager for Richard Eisner computer Solutions; founded a computer consulting firm, System Solutions Inc in New York city and was also Office Automation Manager with Manpower, Inc.

Rodolfo Guido. Mr. Guido was appointed Chief Operating Officer of the Company in February 2002, and prior to this appointment, he was the Company’s Director of International Marketing and Trading since July 2001. He was an Associate Professor in Foreign Trade and Risk Management in the MBA program at the Buenos Aires Technological Institute and has extensive experience in foreign trade, international sales and marketing, and computer science. Mr. Guido has been an executive in many significant energy companies including Global Petroleum Corp. (USA), Interpetrol S.A. (Argentina) and Shell International Trading Co. (U.K.). Mr. Guido was General Manager at Ecolmar S.A., Argentina where he was responsible for investment accounts in Latin America, Europe, Africa, Asia, and the Middle East.

Warren Johnson, P.Eng. Mr. Warren Johnson was appointed Chief Technology Officer in September 2001. Mr. Johnson leads the BioOil design engineering and construction group. Before joining the Company, he worked for 18 years in the domestic and international chemical, pulp and paper and environmental industries in process design, design and construction management, new technology development and commercialization, start-up, operations and safety. His recent responsibility included technology development and commercialization as VP, Engineering at Conor Pacific Environmental Technologies Inc.  He is a Professional Engineer and holds a B.Sc. from the University of Alberta.

Laura Santos. Mrs. Santos has been Secretary of the Company since March 1998, Assistant Secretary and Executive Assistant since 1994.  Prior to joining the Company, she was Accounting Supervisor with Everex Systems from 1990 to 1993; Senior Accounting Clerk with Walbar, Canada from 1989 to 1990 and with CitiBank, N.A. and Chemical Bank in New York from 1983 to 1988.  She was also Assistant to the Executive Secretary of the Philippine American Chamber of Commerce in New York from 1982 to 1983.  Mrs. Santos graduated with a Bachelor of Fine Arts degree from the University of the East, Philippines.

B. Compensation of Directors and Senior Management

The following table contains a summary of compensation paid or payable to directors and senior management during the year ended December 31, 2002:

Name	Salary ($)	Bonus ($)	Long-term Incentive Plan ($)	Long-term Incentive Plan ($)
Richard Chen Hsing Lin	143,302	-	-	-
Robert Andrew Kingston	222,916	-	-	-
Curtin Winsor, Jr., Ph.D	1,528	-	-	-
Michael McDowell, Ph.D	8,788	-	-	-
Shing-Cheng Hong	-	-	-	-
Chih-Lin Chu	-	-	-	-
Marvin Josif	37,500	-	-	-
Rodolfo Guido	151,876	-	-	-
Warren Johnson	85,968	-	-	-
Laura Santos	54,128	-	-	-

*Except as otherwise noted, all compensation are disclosed in U.S. dollars based upon 2002’s average exchange rate of $0.6368 per dollar.

The following table lists stock options outstanding at December 31, 2002 to purchase common shares of the Company for directors and senior management:

Name	Number of Shares	Exercise Price	Expiry Date
Richard Chen Hsing Lin	106,182	$0.40	28-Feb-03 to 15-Apr-03
Richard Chen Hsing Lin	56,000	$1.00	18-Jan-04 to 22-Dec-04
Richard Chen Hsing Lin	750,000	$0.50	2-Feb-05 to 28-Apr-06
Robert Andrew Kingston	1,350,000	$0.50	26-Apr-04 to 24-Feb-07
Curtin Winsor, Jr., Ph.D	15,000	$0.40	14-Dec-03
Curtin Winsor, Jr., Ph.D	10,000	$1.00	3-Jun-04
Curtin Winsor, Jr., Ph.D	24,000	$0.90	9-Dec-06
Michael McDowell, Ph.D	40,000	$0.40	14-Dec-03
Michael McDowell, Ph.D	60,000	$1.00	18-Jan-04 to 12-Dec-04
Michael McDowell, Ph.D	24,000	$0.90	3-Jul-06
Michael McDowell, Ph.D	70,000	$0.50	9-Dec-06
Shing-Cheng Hong	15,000	$0.40	14-Dec-03
Shing-Cheng Hong	10,000	$1.00	12-Dec-04
Shing-Cheng Hong	16,000	$0.90	9-Dec-06
Chih-Lin Chu	16,000	$0.90	9-Dec-06
Marvin Josif	-	-	-
Rodolfo Guido	200,000	$0.50	23-Feb-06
Warren Johnson	110,000	$1.00	31-Oct-04
Warren Johnson	50,000	$0.50	28-Apr-06
Laura Santos	2,516	$0.40	15-Apr-03
Laura Santos	80,000	$1.50	14-Jun-05 to 31-Jan-06
Laura Santos	10,000	$1.00	2-Feb-05
Laura Santos	15,000	$0.50	28-Apr-06

In February 2002, the Board approved the re-pricing of 1,150,000 and 650,000 stock options previously granted to Messrs. Kingston and Lin, respectively, from an exercise price of $1.50 to $.50, subject to the share price exceeding the following for ten (10) consecutive days: 1/3 each shall vest when the share price exceeds $0.75, $1.00 and $1.20 respectively.

C. Board Practices and Share Ownership

Members of the Board of Directors have served in their respective capacities since their election.  Each director elected will hold office until the conclusion of the next Annual General Meeting of the Company at which a director is elected, unless the director’s office is earlier vacated in accordance with the Articles of the Company or the provisions of the Company Act (British Columbia).

The Company maintains standing Executive, Compensation and Audit Committees, but does not have a nominating committee. The Executive Committee is comprised of Messrs. Andrew Kingston, Richard Lin and Marvin Josif. The purpose of the Committee is to act on behalf of the Board to provide direction to management and to authorize and approve expenditures in excess of the authority delegated by the Board to management, with such approvals to be ratified by the Board at the next regular scheduled Meeting.

The Company’s Audit Committee, whose members include Dr. Curtin Winsor, Jr., Messrs. Marvin Josif and S C Hong reviews the financial reporting process of the Company on behalf of the Board by reviewing the independence of the Company’s independent auditors, the adequacy of internal controls, the quality of financial reporting, and accounting estimates involving the use of significant management judgment. In fulfilling its responsibility, the Audit Committee has recommended to the Board, subject to shareholder approval, the selection of Ernst & Young LLP as the Company’s independent auditors.

The Compensation Committee of the Board of Directors makes recommendations to the Board of Directors on compensation issues, including (i) salary levels for officers; (ii) executive compensation plans; (iii) the review of employee benefit programs; (iv) the review of proposed compensation plans applicable to the Company’s officers and employees; and (v) the administration of the Company’s stock option plans as authorized by the Board.  The Committee is comprised of Dr. Curtin Winsor, Jr. as chairman and Dr. Michael McDowell, Messrs. Andrew Kingston, and Marvin Josif as members.

At the October 30, 2001 Board Meeting, the Board approved a new compensation plan proposed by the Compensation Committee for non-management Board and Committee members, retroactive to July 1, 2001, as follows: a) annual retainer of 16,000, 8,000 and 4,000 stock options for Board members, Committee chairs and Technical Advisory Committee members, respectively; the term of the stock options is for five (5) years and priced on the day of respective Annual General Meeting (“AGM”) of Shareholders for the year, based on the lower of the price of that day or the average of the five trading days prior to the AGM date; b) Board and Committee meeting fees – Cdn$300 per meeting under two (2) hours and Cdn$1,200 per meeting over two (2) hours; Committee chairs are compensated 150% of the above rates. The fees are payable in shares with the provision that the recipient may elect to receive up to 30% in cash, and shares are priced based on the last trading day of the respective quarter at the lower of the price on such day or the previous five (5) day trading average. The Compensation Committee of the Board regularly reviews the appropriations of Director’s compensation. The directors are also reimbursed for out-of-pocket expenses such as reasonable traveling, hotel and other expenses incurred in and about the business of the Company.

Executive officers of the Company who also act as directors of the Company do not receive any additional compensation for services rendered in their capacity as directors, other than as paid by the Company to such executive officers in their capacity as executive officers.

The following table sets out the names of directors and senior management, the period of time during which each has been a director or senior manager of the Company, and the number of common shares of the Company beneficially owned by each of them, directly or indirectly, or over which control or direction is exercised and percentage of ownership as at June 9, 2003:

Name	Periods during which Has Served as a Director or Senior Manager	Shares Owned and % of Ownership
Richard Chen Hsing Lin(3) Chairman, Vice-President, Asian Affairs and Director	Since 1992	1,481,647 Common shares(4) 2.7%
Robert Andrew Kingston(2) (3) President, Chief Executive Officer and Director	Since 1999	649,973 Common shares(5) 1.19%
Curtin Winsor, Jr., Ph.(1) (2) Director	Since 1996	242,656 Common shares 0.44%
Shing-Cheng Hong(1) Director	Since 1997	24,750 Common shares 0.045%
Chih-Lin Chu Director	Since 2001	nil
Rodolfo Guido Chief Operating Officer	Since 2002	nil
Warren Johnson Chief Technology Officer	Since 2001	5,000 Common shares 0.009%
Laura Santos Corporate Secretary	Since 1998	24,172 Common shares 0.044%

Notes:

(1)

Member of the Audit Committee of the Board.

(2)

Member of the Compensation Committee of the Board.

(3)

Member of the Executive Committee of the Board.

(4)

Includes 1,481,647 Common Shares, of which 1,218,898 Common Shares are held by Cantai Property Limited, a company controlled by Mr. Lin of which 60,000 Common Shares are held in escrow subject to the Company’s attainment of certain performance criteria; also includes 172,912 Common Shares held by Neoventi Technology Corporation over which Shares Mr. Lin has voting and disposition powers.

(5)

Includes 649,973 Common Shares, of which 499,973 Common Shares are held by C F Limited a UK company whereby Mr. Kingston serves as a director.

The number of shares beneficially owned by the directors and senior management, directly or indirectly, are based on information furnished by Computershare Trust Company of Canada, the registrar and transfer agent of the Company, and by the nominees themselves.  The Directors and Officers beneficial own or effectively control as a group a total of 2,428,198 shares which represent 4.46% of the total issued and outstanding shares of the Company.

The Directors and Senior Management hold a total of 3,029,698 options.  All options are exercisable between US $0.40 and US $1.50 per share.  The unexercised options were out of the money based on the average trading price of $0.196 per Common share as listed on the OTC BB as at June 9, 2003.

Percentage of class is calculated based on the outstanding common shares as at June 9, 2003 of 54,405,650

The Company has a Stock Option Plan (the “Plan”), enabling the Company to provide its directors, officers and employees with an opportunity to share in increases in the value of the Company’s shares.  The Plan is intended to attract and retain the services of directors, officers, employees and consultants to the Company for the benefit of the Company and its shareholders and to provide additional incentive for such directors to continue to work in the best interests of the Company and its shareholders through continuing ownership of its Common Stock.  At June 9, 2003, 3,096,848 options were issuable under the Plan and 5,064,000 options were outstanding at exercise prices ranging from $0.40 to $1.50 per common share.

D. Employees

The following table lists the number of employees at the end of the period for each of the past three financial years broken down by geographic location as well as an average of temporary employees (FTE’s) employed during the year:

	2002	2001	2000
Canada	17	25	36
US	2	2	1
UK	2	6	3
	21	33	40

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

To the Company’s knowledge, it is not directly or indirectly owned or controlled by another corporation or by any foreign government, nor is it aware of any person who owns more than 5% of the Company’s common stock (the only outstanding class of the Company’s voting securities) except as noted below:

Shareholder Name and Address	Number of Shares Held	Percentage of Issued Shares
Cede & Co.(1) Box 20 Bowling Green Station New York, New York, 10274	15,545,740	28.57%
The Canadian Depository for Securities Limited ("CDS")(1) 85 Richmond Street West Toronto, Ontario M5H 2C9	22,743,043	41.8%

(1) Cede & Co. and CDS are brokerage clearing houses and hold shares on behalf of brokerage firms.  Management of the Company is unaware of the beneficial ownership of the shares although certain of these figures may include shares of management held in their brokerage accounts.

The above information was supplied by Computershare Trust Company of Canada, the Company’s registrar and transfer agent.

Canadian law does not permit disclosure of the beneficial shareholders of a company’s voting securities.

Major shareholders do not have different voting rights.

The Company knows of no arrangements which may, at a subsequent date, result in a change of control.

Computershare Trust Company of Canada (Computershare) is the Company's registrar and transfer agent for the Company's shares.  Computershare’s records as of June 9, 2003 indicate 54,405,650 shares of common stock issued and outstanding as follows:

Residence of Shareholder	Number of Holders	Number of Shares (1)	Percent

Canada	92	27,477,169	50.5%
U.S.A.	211	16,207,572	29.80%
Other	93	10,720,909	19.7%
Total	396	54,405,650	100%

 (1) Includes the total number of shares held by registered and beneficial shareholders.

B. Related Party Transactions

Pursuant to a Consulting Agreement, commencing January 1, 2001 for 36 months with Cape Fear Limited (“CFL”), the Company pays a monthly fee of $18,750 to CFL for the services of Mr. Kingston as President and Chief Executive Officer, plus reimbursement of out-of-pocket expenses. For the year ended December 31, 2002, the Company paid CFL a total of $174,316 of which $63,900 was paid in cash and $110,416 in stock. The balance of Mr. Kingston’s compensation, $48,600 was deferred as at the end of 2002. As per consulting agreement, Mr. Kingston’s compensation will be adjusted upon achievement of certain milestones. In the event that CFL’s contract is terminated by the Company, the terms of the contract shall remain in force.

Pursuant to a Consulting Agreement, commencing July 1, 2001 for 24 months with Cantai Property Ltd. (“Cantai”), a company controlled by Mr. Lin, the Company pays a monthly consulting fee of Cdn$18,750 to Cantai for the services of Mr. Lin, plus reimbursement of out-of-pocket expenses. For the year ended December 31, 2002, the Company paid Cantai a total of Cdn$116,666 of which $16,666 was paid in cash and $100,000 in stock. The balance of Cdn$108,334 was deferred as at the end of 2002. Mr. Lin can also earn a bonus of up to 50% of his base compensation if certain milestones are achieved. Cantai will receive six month’s notice if Mr. Lin’s services are terminated by the Company.

At December 31, 2002, the Company has loan agreements outstanding with certain Directors totaling $182,253. The loans comprise of $118,838 which was used to settle amounts owing to certain Directors and $63,415 which was received in cash. The loans are due on March 31, 2003 and can be repaid in cash or convertible into the Company’s common shares at 75% of the 10 day average of the Company’s market share price prior to conversion. A total of 405,223 warrants were also granted to the lenders in connection with the loans. The warrants were issued subsequent to year-end and have an exercise price of $0.23. The warrants expire on March 31, 2006. For the portion of the loans received in cash, interest is charged at a rate of 1% per month and is repayable at the end of the term. The remaining debt is non-interest bearing.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 17 and 18 for the Company’s Consolidated Financial Statements for the year ended December 31, 2002.

B. Significant Changes

Operations

The Company focused its efforts during 2002 on development of its core BioTherm technology and in the development of its first commercial scale (100 tpd) BioOil production facility to be located in Canada.  The Company completed the sale of its DynaPower assets In April 2002 and in December the Company's UK operations were scaled back following the liquidation of its 75% owned subsidiary BBL.  Accordingly, the results of operations of BBL for the current and prior periods have been accounted for as discontinued operations

In Canada, the Company's R&D efforts with its 10 tpd pilot plant were completed and all continuing efforts are now focused on development of the 100 tpd first commercial plant.  Opportunities in British Columbia continue to be pursued and additional projects were investigated including promising opportunities in Ontario.

Subsequent to year-end, the Company was notified by Sustainable Development Technology Canada (“SDTC”) that it is among the successful submissions to receive financial support for its proposed Erie Flooring BioOil Generation project to be based in Ontario, Canada. The project is to be developed in partnership with Orenda division of Magellan Aerospace, Ontario Power Generation, UMA Engineering and Erie Flooring and Wood Products.

Financing Activities

The Company's financing efforts were successful to a limited degree and continued to support the Canadian focused operations of the Company and the wind up of BBL.  The Company is continuing to raise equity capital in support of its project development and its ongoing operations.

ITEM 9. THE OFFER AND LISTING

DynaMotive Energy Systems Corporation’s Common Shares is traded on the Over the Counter Bulletin Board (OTC:BB) under the symbol DYMTF.OB. As at December 31, 2002, the closing market sales price on the OTC BB for the Company’s Common Share was $0.20 per share. The following table shows the High and Low sales prices for the securities traded on the NASD OTC Bulletin Board for the five years ended; quarter ended the past three years and six months ended subsequent to year ended 2002 as follows:

Year Ended

High

Low

1998	3.00	0.25
1999	1.88	0.25
2000	4.11	0.28
2001	1.69	0.49
2002	0.67	0.18

Quarter Ended

High

Low

2000	March 31	4.11	0.28
	June 30	2.59	0.88
	September 30	2.50	1.63
	December 31	2.13	0.69

2001	March 31	1.69	0.72
	June 30	1.37	0.80
	September 30	0.94	0.50
	December 31	0.75	0.49

2002	March 31	0.63	0.34
	June 30	0.50	0.27
	September 30	0.41	0.26
	December 31	0.67	0.18

Month Ended

High

Low

January 2003	0.22	0.16
February 2003	0.20	0.16
March 2003	0.19	0.14
April 2003	0.20	0.15
May 2003	0.23	0.15
June 2003	0.70	0.17

The Company has never declared or paid cash dividends on its Common Shares. The Company currently intends to retain its earnings, if any, to provide funds for the operation and expansion of its business and, therefore, does not anticipate declaring or paying cash dividends in the foreseeable future.

There are no Canadian laws, decrees or regulations applicable to the Company that restrict the export or import of capital or that affect the remittance of dividends or other payments, if any, to non-resident holders of the Company's Common Shares, other than British Columbia corporate laws which restrict the company from paying dividends where the Company is or as a result of paying the dividend will become insolvent. The Canada-U.S. Income Tax Convention (1980), as amended, provides that the normal 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation which is a resident of the United States and which owns at least 10% of the voting shares of the corporation paying the dividend.

ITEM 10. ADDITIONAL INFORMATION

A. Share capital

Not required.

B. Company Act Memorandum, Amendments and Articles of Incorporation

Previously filed as exhibits to the Company’s Quarterly Report on Form 10-QSB dated August 15, 2000 and Form 10-Q dated August 14, 2001. (Commission File No. 0-27524).

A.

Material contracts

There have been no material contracts entered into, other than contracts entered into in the ordinary course of business, to which the Company or any member of the group is a party, for the two years immediately preceding publication of this document.

B.

Exchange controls

C.

Taxation

ALL PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES.

Certain Canadian Federal Income Tax Consequences to United States Investors

Passive Foreign Investment Company

For any taxable year of the Company, if 75% or more of the Company's gross income is "passive income" (as defined in the Code) or if at least 50% of the Company's assets, by average fair market value (or by adjusted income tax bases if the Company elects), are assets that produce or are held for the production of passive income, the Company will be a Passive Foreign Investment Company ("PFIC").  The Company may be a PFIC and, if so, may continue to be a PFIC for the foreseeable future.

A U.S. Shareholder of a PFIC is subject to special U.S. federal income tax rules in Sections 1291 to 1297 of the Code.  As described below, these provisions set forth two alternative tax regimes at the election of each such U.S. Shareholder, depending upon whether the U.S. Shareholder elects to treat the Company as a "qualified electing fund" (a "QEF Election").

U.S. SHAREHOLDERS ARE STRONGLY URGED TO CONSIDER MAKING A QEF ELECTION TO AVOID CERTAIN POTENTIALLY SIGNIFICANT ADVERSE U.S. TAX CONSEQUENCES.

1.

The QEF Election Alternative

Each U.S. Shareholder is strongly urged to consider making a QEF Election because of the potential benefits of such election that are discussed below and because the Company anticipates that it will not have any earnings and profits (as computed for United States federal income tax purposes) for the current taxable year and little, if any, earnings and profits for any future taxable year in which the Company is a PFIC.  (There can be no assurance, however, that this will be the case.)  Accordingly, the timely making of the QEF election, as discussed below, generally should, subject to the discussion below under "Other PFIC Rules", avoid any significant adverse United States federal income tax consequences resulting from any classification of the Company as a PFIC, although this may depend on a particular U.S. Shareholder's particular circumstances.

A U.S. Shareholder who elects in a timely manner to treat the Company as a QEF (an "Electing U.S. Shareholder") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Company is a PFIC (or is treated as a PFIC with respect to the U.S. Shareholder) on such Electing U.S. Shareholder's pro-rata share of the Company's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Shareholder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Shareholder, in each case, for the shareholder's taxable year in which (or with which) the Company's taxable year ends, regardless of whether such amounts actually are distributed.  An Electing U.S. Shareholder, however, would not take into account any income with respect to any taxable year of the Company for which it has no earnings and profits.  Adjustments are provided generally to prevent double taxation at the time of later distributions on or dispositions of common shares.

The QEF election also allows the Electing U.S. Shareholder to (i) generally treat any gain realized on the disposition of common shares (or deemed to be realized on the pledge of such shareholder's common shares) as capital gain; (ii) treat such shareholder's share of the Company's net capital gain, if any, as long-term capital gain instead of ordinary income; (iii) probably (although in the absence of regulations this matter is not free from doubt) retain in the case of an individual Electing U.S. Shareholder, the "step-up" in the tax basis of common shares to the fair market value of such shares on the date of such Electing U.S. Shareholder's death (which would otherwise not be retained); and (iv) generally avoid interest charges resulting from PFIC status altogether.

In the event the Company is deemed a PFIC, the Company intends to comply with the reporting requirements prescribed by Treasury regulations.  In particular, the Company will maintain information so that the ordinary earnings and net capital gain of the Company may be determined.  However, future regulations may contain reporting and record-keeping requirements that are so onerous that it would not be practicable for the Company to comply.  If, after review of the requirements, the Company decides not to comply with the PFIC record-keeping requirements, the Company will so notify its shareholders.

A QEF election must be made by attaching the following documents to the timely filed U.S. federal income tax return for the first taxable year of the U.S. Shareholder in which or with which a taxable year of the Company during which the Company was a PFIC and the U.S. Shareholder held (or was considered to have held) common shares ends:  (i) a "Shareholder Section 1295 Election Statement" executed by the U.S. Shareholder, (ii) a "PFIC Annual Information Statement" received by the U.S. Shareholder from the Company, and (iii) a Form 8621.  In addition, the Electing U.S. Shareholder must file a copy of the Shareholder Section 1295 Election Statement with the Internal Revenue Service Center, P.O. Box 21086, Philadelphia, PA 19114.  In the case of common shares owned through a U.S. entity, the election is made at the entity level.

2.

The Non-QEF Election Alternative

If a U.S. Shareholder does not timely make a QEF election for the first taxable year of the Company during which he holds (or is considered to hold) the common shares in question and the Company is a PFIC (a "Non-electing U.S. Shareholder"), then special rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of common shares, and (ii) certain "excess distributions" (as defined in the Code) by the Company.  The Company has never made any distributions with respect to the common shares and it does not anticipate making any such distributions in the foreseeable future.

A non-electing U.S. Shareholder generally would be required to pro-rate all gains realized on the disposition of common shares and all excess distributions over such shareholder's entire holding period for the common shares.  All gains or excess distributions allocated to prior years of the U.S. Shareholder (provided that such periods are not prior to the first day of the first taxable year of the Company during such U.S. Shareholder's holding period and beginning after December 31, 1986 for which it was a PFIC) would be taxed at the highest tax rates for each such prior year applicable to ordinary income.  (Special foreign tax credit rules apply with respect to withholding taxes imposed on amounts that are treated as excess distributions.)  The Non-electing U.S. Shareholder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year.  A Non-electing U.S. Shareholder that is not a corporation must treat this interest charge as "personal interest" which is non-deductible.  The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution and no interest charge will be incurred with respect to such balance.

If the Company is a PFIC for any taxable year during which a Non-electing U.S. Shareholder holds (or is considered to hold) common shares, then the Company will continue to be treated as a PFIC with respect to such common shares, even if it is no longer definitely a PFIC. A Non-electing U.S. Shareholder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-electing U.S. Shareholders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.  Certain other elections are also available to Non-electing U.S. Shareholders.

Other PFIC Rules:

Certain special, generally adverse, rules will apply with respect to the common shares while the Company is a PFIC, regardless of whether the common shares are held (or considered to be held) by an Electing or Non-electing U.S. Shareholder.  For example, under Section 1297(b)(6) of the Code, a U.S. Shareholder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such stock.  In addition, under Section 1291 (f) of the Code, the Treasury has authority to issue regulations that would treat as taxable certain transfers that are generally not so treated, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death, although it is not clear that such authority extends to transfers by Electing U.S. Shareholders.

D.

Dividends and paying agents

Not applicable.

E.

Statements by experts

Not applicable.

F.

Documents on display

Documents and exhibits referred to in this document may be inspected at the offices of the Securities and Exchange Commission or obtained from the Company by telephoning (604) 267-6013 or in writing at Suite 105 – 1700 West 75th Avenue, Vancouver, BC, V6P 6G2.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to financial market risks, including changes in interest rates and foreign currencies.

FOREIGN CURRENCY RISK

The Company has operations in Canada, the U.S. and the United Kingdom, and therefore the Company is subject to risks typical of an international business including, but not limited to, differing economic conditions, changes in political climate, differing tax structures, other regulations and restrictions and foreign exchange rate volatility.  Accordingly, the Company’s future results could be materially adversely affected by changes in these or other factors.

The Company can be adversely affected when the Canadian currency appreciates.  Management has the ability, to some extent, to time the exchange and enter into forward exchange contracts in an attempt to mitigate such risk. The Company’s financial statements are reported in U.S. currency. When translating the Company’s financial statements from Canadian dollars and British pounds to U.S. currency, depending on the prevailing exchange rate at the time, some of the impact from prior exchange transactions may be off-set. The extent of the Company’s exposure depends on the degree of fluctuation in foreign currencies. Due to the nature of foreign currency exchange, the exact exposure is difficult to estimate.

The Company’s sales and corresponding receivables are substantially in UK pounds sterling and U.S. dollars, while the majority of its expenses are in Canadian and U.S. dollars. The Company holds cash in both U.S., Canadian and U.K. funds, and exchanges from U.S. currency to Canadian and U.K. currency as necessary.  Through operations in Canada, the U.S. and the UK, the Company incurs research and development and administrative expenses in Canadian dollars, U.S. dollars, UK pounds sterling and potentially other foreign currencies. The Company is exposed, in the normal course of business, to foreign currency risks on any non-Canadian dollar expenditures. The Company has evaluated its exposure to these risks and has determined that the only significant foreign currency exposure at this time is to the U.S. dollar and UK pound sterling; through receipt of proceeds of U.S. dollar denominated share offerings and through the operations of the Company’s UK based subsidiary. At this time, the Company does not believe the exposure to other currency fluctuations is material.

INTEREST RATE RISK

The Company invests its cash in a variety of short-term financial instruments, including bank deposits, commercial paper and money market instruments.  Our portfolio is diversified and consists primarily of investment grade securities to minimize credit risk. These investments are typically denominated in U.S. dollars.  Cash balances in other foreign currencies are operating balances and are only invested in demand or short-term deposits of the local operating bank.

Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk.  Fixed rate securities may have their fair market value adversely impacted because of a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, the Company’s future investment income may fall short of expectations because of changes in interest rates or we may suffer losses in principal if forced to sell securities which have seen a decline in market value because of changes in interest rates.

The Company’s investments are made in accordance with an investment policy approved by our Board of Directors.  Under this policy, all short-term investments must be made in investment grade securities with original maturities of less than one year at the time of acquisition.

The Company does not attempt to reduce or eliminate its investment exposure to interest rate risk through the use of derivative financial instruments due to the short-term nature of the Company’s investments. Based on a sensitivity analysis performed on the balances as of December 31, 2002, the fair value of short term investments would not be significantly impacted by either a 100 basis point increase or decrease in interest rates.

Both the Company and the Company’s UK subsidiary have bank loans outstanding. The Company’s Canadian bank loans are denominated in Canadian dollars and the Company’s UK subsidiary’s bank debts are denominated in UK pounds sterling.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHT OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

As a consequence of the recently (June 30, 2002) enacted Sarbanes-Oxley Act of 2002, the Company’s principal executive and financial officers are required to review the Company’s internal controls and corporate disclosure controls and procedures based on their evaluation as of the date within 90 days prior to the filing of the Annual Report.  As of the date of filing of this Annual Report the executive and financial officers are currently reviewing the Company’s controls and procedures and formalising additional  policies in regard to them.  It is not currently possible to provide a conclusion in regards to the reliability of the Company’s  internal controls  however the Company notes that its modest asset base and relatively limited number of  individually significant transactions suggests that sophisticated financial and disclosure controls and procedures will not be warranted for the Company.  The Company’s financial procedures require that two persons who are either officers or directors sign all cheques and other banking documents. There have not been any significant changes in the Company’s internal controls or other factors that could significantly affect these controls over the last several years.  The Company’s disclosure of financial and other operational results is only made after they have been reviewed by the Chief Executive and Chief Financial officers and by the board.

ITEM 16. [RESERVED]

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Financial Statements required under this item are filed herewith and attached to this Form 20-F and form part of this Annual Report.

ITEM 18. FINANCIAL STATEMENTS

Not Applicable.

Index to Financial Statements

Auditors’ Report

Consolidated Balance Sheets as at

December 31, 2002 and December 31, 2001

Consolidated Statements of Loss for the years ended

December 31, 2002, December 31, 2001 and December 31, 2000

Consolidated Statements of Deficit for the years ended

December 31, 2002, December 31, 2001 and December 31, 2000

Consolidated Statements of Cash Flows for the years ended

December 31, 2002, December 31, 2001 and December 31, 2000

Notes to Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements (in U.S. dollars)

DynaMotive Energy Systems Corporation

December 31, 2002 and 2001

AUDITORS’ REPORT

To the Shareholders of

DynaMotive Energy Systems Corporation

We have audited the consolidated balance sheets of DynaMotive Energy Systems Corporation as at December 31, 2002 and 2001 and the consolidated statements of loss, deficit and cash flows for each of the years in the three year period ended December 31, 2002. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and U.S. generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis except for the change in accounting of stock based compensation and impairment of long-lived assets which is disclosed in Note 3 to the consolidated financial statements.

Vancouver, Canada,

August 1, 2003.

Chartered Accountants

Comments by Auditor for U.S. Readers on Canada-United States Reporting Difference

United States reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and United States generally accepted auditing standards, our report to the shareholders dated August 1, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditor’s report when these are adequately disclosed in the financial statements.

Vancouver, Canada,

August 1, 2003.

Chartered Accountants

Dynamotive Energy Systems Corporation

Incorporated under the laws of British Columbia, Canada

CONSOLIDATED BALANCE SHEETS

(See Nature of Business and Going Concern Uncertainty - Note 1)

As at December 31

(in U.S. dollars)

	2002	2001
	$	$

ASSETS [note 8]
Current
Cash and cash equivalents [note 5]	25,093	61,541
Accounts receivable	59,102	102,933
Government grants receivable [note 16]	160,316	—
Inventory	—	10,043
Prepaid expenses and deposits	78,846	193,351
Total current assets	323,357	367,868
Capital assets [note 6]	750,409	2,202,100
Patents [note 7]	212,047	386,879
Power purchase agreements [note 4]	—	3,497,552
	1,285,813	6,454,399

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)
Current
Bank indebtedness - short-term [note 8]	479,422	694,646
Accounts payable and accrued liabilities [note 9]	1,377,169	1,690,453
Deferred revenue	—	51,981
Convertible loans [note 13(c)]	101,034	—
Total current liabilities	1,957,625	2,437,080
Bank indebtedness - long term [note 4]	—	1,665,788
Amounts due to related parties [note 4]	—	323,780
Other long-term liabilities and deferred credits [note 4]	—	695,443
Minority interest [note 4]	—	57,180
Total liabilities	1,957,625	5,179,271
Commitments and contingencies [notes 1, 12, 13 and 16]
Shareholders’ equity (deficiency)
Share capital [note10(b)]	27,553,040	24,617,914
Shares to be issued [note 10(c)]	771,449	666,036
Contributed surplus [note 10(h)]	2,698,998	2,283,650
Cumulative translation adjustment	(543,744)	(519,424)
Deficit	(31,151,555)	(25,773,048)
Total shareholders’ equity (deficiency)	(671,812)	1,275,128
	1,285,813	6,454,399

See accompanying notes

On behalf of the Board:

“Richard Lin”

“Andrew Kingston”

Director

Director

Dynamotive Energy Systems Corporation

Incorporated under the laws of British Columbia, Canada

CONSOLIDATED STATEMENTS OF LOSS

Year ended December 31

(in U.S. dollars)

	2002	2001	2000
	$	$	$

REVENUE
Sales	68,569	274,360	907,744

EXPENSES [note 13]
Cost of sales	6,587	204,133	442,848
Amortization and depreciation	313,474	404,495	312,204
Interest expense [note 15]	123,013	26,080	26,523
Marketing [note 10(i)]	183,294	670,415	723,390
Office supplies, telephone and insurance	230,808	371,663	288,956
Professional fees [note10(i)]	1,111,726	1,970,843	2,238,846
Royalties	—	1,765	21,612
Rent [note 10(i)]	515,446	351,738	206,914
Research and development [notes 10(i) and 16(j)]	165,265	616,815	246,533
General and administrative salaries and benefits [note 10(i)]	1,232,916	1,461,553	1,331,215
Exchange (gain) loss	(80,461)	(6,313)	(67,815)
	3,802,068	6,073,187	5,771,226
Loss from operations	(3,733,499)	(5,798,827)	(4,863,482)

OTHER REVENUE AND EXPENSES
Interest and other income	982	18,405	130,898
Gain (loss) on asset disposals	(31,615)	(3,170)	(24,289)
Loss on write-down long-term assets [notes 6 and 7]	(872,114)	(585,078)	—
Gain on recovery of government grants [note 16]	269,792	—	—
Capital tax expenses	—	(68,791)	—
	(632,955)	(638,634)	106,609
Loss from continuing operations	(4,366,454)	(6,437,461)	(4,756,873)

Loss from discontinued operations [note 4]	(895,153)	(400,803)	—
Loss for the year	(5,261,607)	(6,838,264)	(4,756,873)

Weighted average number of common shares outstanding	45,094,978	36,458,969	31,916,524

Basic and diluted loss per common share
Continuing operations	(0.10)	(0.18)	(0.15)
Discontinued operations	(0.02)	(0.01)	—
Loss per share	(0.12)	(0.19)	(0.15)

See accompanying notes

Dynamotive Energy Systems Corporation

Incorporated under the laws of British Columbia, Canada

CONSOLIDATED STATEMENTS OF DEFICIT

Year ended December 31

(in U.S. dollars)

	2002	2001	2000
	$	$	$

Deficit, beginning of year	(25,773,048)	(18,934,784)	(14,177,911)
Effect of change in accounting policy [note 3]	(116,900)	—	—
Deficit, beginning of year restated	(25,889,948)	(18,934,784)	(14,177,911)
Loss for the year	(5,261,607)	(6,838,264)	(4,756,873)
Deficit, end of year	(31,151,555)	(25,773,048)	(18,934,784)

See accompanying notes

Dynamotive Energy Systems Corporation

Incorporated under the laws of British Columbia, Canada

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31

(in U.S. dollars)

	2002	2001	2000
	$	$	$

OPERATING ACTIVITIES
Loss from continuing operations	(4,366,454)	(6,437,461)	(4,756,873)
Add items not involving cash:
Amortization and depreciation	313,474	404,495	312,204
Loss on write-down of long-term assets	753,382	323,850	—
Loss on write-down of intangible assets	118,732	261,228	—
Stock based compensation [note 10(i)]	1,326,010	2,107,595	2,215,220
Other	(48,846)	(3,145)	24,289
Net change in non-cash working capital balances related to operations [note 15]	451,059	1,169,975	(245,178)
Cash used in operating activities	(1,452,643)	(2,173,463)	(2,450,338)

FINANCING ACTIVITIES
Increase (decrease) in bank indebtedness - short-term	196,596	39,999	78,511
Repayment of loan	—	—	(35,126)
Proceeds from convertible loan	263,416	—	—
Share capital issued	1,545,400	1,995,094	4,503,491
Shares to be issued	352,376	479,026	—
Cash provided by financing activities	2,357,788	2,514,119	4,546,876

INVESTING ACTIVITIES
Increase in patent costs	(7,946)	(31,189)	(40,042)
Purchase of capital assets (net of government grants)	(70,071)	(576,460)	(1,123,873)
Acquisition costs	—	(70,243)	—
Proceeds on sale of equipment	13,115	5,787	—
Cash used in investing activities	(64,902)	(672,105)	(1,163,915)

Increase (decrease) in cash and cash equivalents from continuing operations	840,243	(331,449)	932,623
Decrease in cash and cash equivalents from discontinued operations	(895,153)	(680,774)	—
Effects of foreign exchange rate changes on cash	18,462	(21,951)	(60,677)
Increase (decrease) in cash and cash equivalents during year	(36,448)	(1,034,174)	871,946
Cash and cash equivalents, beginning of year	61,541	1,095,715	223,769
Cash and cash equivalents, end of year	25,093	61,541	1,095,715

See accompanying notes

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2002

(expressed in U.S. dollars)

1. NATURE OF BUSINESS AND GOING CONCERN UNCERTAINTY

[a]

Nature of business

DynaMotive Energy Systems Corporation (“the Company”) was incorporated on April 11, 1991 under the laws of the Province of British Columbia. The Company changed its name from Dynamotive Technologies Corporation on June 26, 2001. Dynamotive is focused on the development of innovative energy solutions on its patented fast pyrolysis system. The Company’s focus is to commercialize its patented BioOil production technology and establish this technology for production of BioOil clean fuels.

In April 2001, the Company acquired Border Biofuels Limited (“BBL”), in the U.K. In December 2002, BBL was petitioned into bankruptcy by creditors and became insolvent. The Company elected not to provide additional capital to maintain BBL’s operations and a liquidator was appointed in January of 2003 [note 4].

In May 2001, the Company announced its intention to sell certain assets in its metal cleaning subsidiary, DynaPower, Inc. to focus all of its resources on its BioOil production technology. This sale was completed April 11, 2002 [note 11].

[b]

Going concern uncertainty

These financial statements have been prepared on the going concern basis, which presumes the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future.

As at December 31, 2002, the Company has a working capital deficiency of $1,634,268, has incurred a loss of $5,261,607 for the year-ended December 31, 2002, and has an accumulated shareholders’ deficiency of $671,812. In addition, the Company’s lender, the Bank of Nova Scotia, in January 2003 demanded payment on its credit facility which the Company paid in full subsequent to year-end.

The ability of the Company to continue as a going concern is in substantial doubt and is dependent on achieving profitable operations, commercializing its BioOil production technology which uses BioTherm™ technology and obtaining the necessary financing in order to develop this technology. The outcome of these matters cannot be predicted at this time. Accordingly, the Company is raising additional capital financing in order to continue its operations, fund its research and development activities, and ensure orderly realization of its assets and discharge of its liabilities.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2002

(expressed in U.S. dollars)

1. NATURE OF BUSINESS AND BASIS OF PRESENTATION (cont’d.)

The Company is not expected to be profitable during the ensuing twelve months and therefore must rely on securing additional funds from government sources and by the issuance of shares of the Company for cash consideration. The Company has received commitments from the Canadian government and subsequent to the year-end, the Company has received equity and debt financing [note 20].

The consolidated financial statements do not reflect adjustments in carrying values and classifications of assets and liabilities that would be necessary should the Company not be able to continue its operations.

2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. A reconciliation of amounts presented in accordance with United States generally accepted accounting principles is detailed in note 19.

The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements:

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries DynaMotive Corporation, incorporated under the laws of Rhode Island, U.S.A.; DynaMotive Europe Limited, incorporated under the laws of the United Kingdom; DynaMotive Canada Inc., federally incorporated under the laws of Canada; DynaPower Inc., incorporated under the laws of British Columbia [note 11]; DynaMotive Puerto Rico, Inc., incorporated under the laws of Puerto Rico; DynaMill Systems Ltd. and DynaMotive Electrochem Corporation, incorporated under the laws of British Columbia.

The consolidated financial statements also include 75% of BBL, incorporated under the laws of United Kingdom, acquired through DynaMotive Europe Limited during 2001 [note 4]. DynaMotive Electrochem Corporation, DynaMill Systems Ltd. and DynaMotive Puerto Rico, Inc. are companies with no significant net assets or operations.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2002

(expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Foreign currency translation

The accounts of the Company and its consolidated subsidiaries are measured using the Canadian dollar as the functional currency. Monetary items denominated in foreign currencies are translated into Canadian dollars using exchange rates in effect at the balance sheet date and non-monetary items are translated using historical exchange rates. Exchange gains or losses arising on the translation or settlement of foreign currency denominated monetary items are included in the determination of net income.

The Company uses the U.S. dollar as the reporting currency for its consolidated financial statements. Assets and liabilities are translated into U.S. dollars using current exchange rates in effect at the balance sheet date and revenue and expense accounts are translated using the average exchange rate during the year. Gains and losses resulting from this process are recorded in shareholders’ equity as an adjustment to the cumulative translation adjustment account.

Financial derivatives

Forward currency derivative financial instruments, such as forward contracts, are used from time to time to manage the effects of exchange rate changes on foreign currency exposures. Gains and losses on forward foreign exchange contracts are not recognized until realized and are then charged to income on a basis that corresponds with changes in the related amounts of foreign currency expenses.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2002

(expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Revenue recognition

[a]

Revenue from the sale of products is recognized upon shipment of the product to the customer.

[b]

Revenue from contracts relating to implementation of the Company’s metal cleaning systems in a commercial application is recognized on a completed contract basis, except for those which are greater than three months in duration, for which revenue is recognized on a percentage of completion basis where the basis of measure of performance is based on engineering estimates of completion. Losses on contracts are recognized when they become known.

[c]

Revenue from services contracts is recognized when the services are provided.

[d]

Royalty revenue is recognized when the Company has earned the right to collect payment pursuant to the terms of the relevant agreement and when the amount is reasonably determinable and collectible.

Government assistance and investment tax credits

Government assistance towards current expenses is included in the determination of income for the period as a reduction of the expenses to which it relates. Amounts received for future expenditures are recorded as a current liability. Government assistance towards the acquisition of capital assets is deducted from the cost of the related capital assets.

Investment tax credits are accounted for under the cost reduction method whereby they are netted against the expense or capital asset to which they relate. Investment tax credits are recorded when the Company has incurred the qualifying expenditures and there is reasonable assurance the tax credits will be realized.

Inventory

Inventory comprises work in progress relating to the Company’s products under construction and is recorded at the lower of average cost and net realizable value. Inventory work in progress costs include the cost of raw materials, direct labor and overhead.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2002

(expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Product warranties

A liability for estimated warranty expense is established by a charge against cost of goods sold. The subsequent costs incurred for warranty claims serve to reduce the product warranty liability.

Research and development costs

Research costs are expensed in the year incurred. Development costs are expensed in the year incurred unless the Company believes the development project meets Canadian generally accepted accounting criteria for deferral and amortization. In evaluating these criteria the Company considers technological feasibility to be established only when a product demonstrates it operates under conditions which are acceptable to target customers. If management determines that the development of products to which such costs have been capitalized is not reasonably certain, or that costs exceed recoverable value, such costs are charged to operations.

Patents

Patents are recorded at cost, including related legal costs, and are amortized over the lesser of the estimated useful life of the related technology and the life of the patent commencing with commercial production. If management determines that development of products to which patent costs relate is not reasonably certain, or that costs exceed recoverable value, such costs are charged to operations. Due to the long-term nature of estimates inherent in determining future cash flows, it is possible that the amounts or the estimated useful life of such assets could be reduced in the future.

Capital assets

Capital assets are recorded at cost, net of government assistance, and amortized using the following methods and annual rates:

Furniture, fixtures and office equipment

20% declining balance

Computer equipment

30% declining balance

Computer software

100% declining balance

Test equipment

20% declining balance

Leasehold improvements

Straight line over the term of the lease

Motor vehicles

50% the first year and 25% thereafter declining balance

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2002

(expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Annually, or more frequently as circumstances require, the Company performs periodic evaluations to assess the recoverability of its capital assets. When the carrying value of capital assets is determined to exceed its recoverable amount, an impairment loss is recorded to reduce the carrying value of the capital asset to its fair value. In 2002 and 2001, the Company determined that write-downs of the carrying values of certain assets were required [notes 6 & 7].

Capital assets under construction

The Company expenses all preliminary stage costs incurred with respect to a potential capital project, including costs related to the consideration of alternatives, feasibility studies, and activities occurring prior to the decision to proceed with the project until the capital project meets the Company’s capitalization policy and is considered a capital asset under construction. The Company begins to capitalize costs for capital assets under construction when it has determined that it is more likely than not that the financing for the capital project is available and it is more likely than not that the Company will be able to meet the requisite local and other governmental regulations to develop the capital project.

For those capital projects that meet the Company’s capitalization policy, the Company capitalizes incremental costs that are directly identifiable with the specific capital project until the capital project is substantially complete and ready for its intended use. Financing costs, including interest, are capitalized when they arise from indebtedness incurred, directly or indirectly, to finance the construction of the capital project. Capitalization of financing costs will cease when a capital project is considered to be substantially complete and ready for its intended use.

Annually, or more frequently as circumstances require, the Company performs periodic evaluations to assess the recoverability of its capital assets under construction. When the carrying value of capital assets under construction is determined to exceed its recoverable amount, an impairment loss is recorded to reduce the carrying value of the capital assets under construction to its fair value.

Power purchase agreements

Power purchase agreements are recorded at purchased cost and are amortized over the remaining contract life of the agreements commencing with commercial production.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2002

(expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Cash and cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximates fair value.

Financial instruments

The fair values of the financial instruments approximate their carrying value except as otherwise disclosed in the financial statements.

Income taxes

The Company accounts for income taxes using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period that includes the enactment date. Future income tax assets are recorded in the consolidated financial statements if realization is considered more likely than not.

Stock based compensation plan

The Company has two stock based compensation plans - a stock appreciation rights (“SA Rights”) plan and a stock option plan for directors, employees and others, which are described in note 10. Under the terms of the stock option plan the Company may grant fixed options or options whose vesting is contingent on future performance. Compensation is recognized under the intrinsic method when fixed or performance based stock options are granted to employees and directors. Compensation is recognized using the intrinsic method for SA Rights when the performance criteria has been met and the SA Rights are vested.

The Company has a compensation arrangement with several officers of the Company whereby the officers receive a fixed number of common shares per month. The Company records compensation expense monthly based on the month-end quoted market price of the Company’s stock.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2002

(expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

In addition, the Company has entered into compensation arrangements, which entitle non-employees to specific amounts, which can only be settled by applying the amounts to exercise outstanding options to purchase common shares monthly over a period of up to twelve months. The Company recognizes compensation expense based on the fair value of the common stock issuable under the arrangement, when related services are performed. The common shares issuable under these arrangements are generally issued in the quarter following the period in which they are earned.

The Company may also issue stock options, SA Rights and warrants as consideration for services rendered by non-employees. Such equity awards are recorded at their fair value, as compensation expense or capitalized to capital assets under construction when the Company receives the related services and the equity awards vest. No compensation is recognized in connection with options and warrants awarded in connection with private placements, since the share issue costs are netted against the proceeds raised.

If shares or stock options are repurchased, the excess of the consideration paid over the carrying value of the shares or stock options cancelled is charged to contributed surplus or deficit.

Loss per common share

Loss per common share is based on the weighted average number of shares outstanding for the year excluding contigently issuable shares. The effect of potential issues of shares under share option, share purchase warrants and conversion agreements are antidilutive. Therefore, diluted loss per common share is equivalent to basic loss per common share.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2002

(expressed in U.S. dollars)

3. CHANGE IN ACCOUNTING PRINCIPLES

[a]

Stock based compensation

Effective January 1, 2002, the Company adopted the recommendations of the new CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments”. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees and direct awards of stock, stock appreciation rights and awards that call for settlement in cash or other assets that are outstanding or granted for fiscal years beginning on or after January 1, 2002 to be measured and recognized using a fair value based method. Awards that an entity has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities.

As a result of adopting this new standard, opening deficit as at January 1, 2002 is increased by $116,900 and contributed surplus is increased by $116,900 to reflect certain SA Rights that were outstanding as at January 1, 2002. As required by the standard, prior period comparative figures have not been restated. The fair value method is encouraged for all other employee stock based compensation but other methods of accounting such as intrinsic method are permitted. If the fair value method is not adopted, then proforma disclosure for net loss and loss per share is required to show the effects as if the fair value method has been used. The Company has elected to use the intrinsic method to account for awards granted to employees and directors.

[b]

Impairment of long-lived assets

Effective January 1, 2002, the Company has prospectively adopted the new recommendations of the CICA Handbook Section 3063 “Impairment of Long-lived Assets” with respect to the measurement and disclosure of the impairment of long-lived assets. This standard required the recognition of an impairment loss for a long-lived asset to be held and used when changes in circumstances cause its carrying value to exceed the total undiscounted cash flows expected from its use. An impairment loss, if any, is determined as the excess of the carrying value of the assets over its fair value.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2002

(expressed in U.S. dollars)

3. CHANGE IN ACCOUNTING PRINCIPLES (cont’d.)

[c]

Exchange gains and losses

Effective January 1, 2001, the Company early adopted the new recommendations of the CICA Handbook with respect to accounting for exchange gains or losses arising on the translation or settlement related to long-term monetary items. The change in accounting policy was applied retroactively and resulted in no adjustment as at January 1, 2000 and had no impact on fiscal 2000.

[d]

Earnings per share

Effective January 1, 2001, the Company retroactively adopted the new recommendations of the CICA Handbook with respect to the presentation and disclosure of earnings per share. The change in accounting policy resulted in an increase in basic and diluted loss common per share of $0.01 for 2000.

4. BORDER BIOFUELS LTD.

[a]

Liquidation of BBL

On April 6, 2001, the Company acquired 75% of the outstanding common shares of Border Biofuels Limited (“BBL”), a United Kingdom Green Power project development company for a nominal cash consideration of $2 (£1) plus acquisition cost of $70,241 (£49,537).

On December 13, 2002, BBL was placed into liquidation when a petition was made by creditors under the Insolvency Act of 1986 of the United Kingdom. Substantially all of its assets will be liquidated by a bank appointed receiver. The Company does not expect to recover any proceeds from the sale of BBL’s assets.

As BBL is in liquidation at year-end, the Company no longer controls the operating, financing and investing decisions of the BBL. As such, the financial position and results of operations have been deconsolidated from the date that BBL was petitioned into bankruptcy.

Accordingly, the results of operations of BBL for the current and prior periods have been accounted for as discontinued operations.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2002

(expressed in U.S. dollars)

4. BORDER BIOFUELS LTD. (cont’d.)

Condensed financial information for BBL as at December 13, 2002 is as follows:

$

Current assets	44,906
Non-current assets	4,235,771
Current liabilities	(1,790,768)
Non-current liabilities	(3,100,340)
Net assets	(610,431)

The result of the discontinued operations are as follows:

	2002	2001	2000
	$	$	$

Sales	—	357,046	—

Net loss from discontinued operations	(1,508,189)	(400,803)	—
Gain on disposal	613,036	—	—
	(895,153)	(400,803)

[b]

Guarantee provided by Dynamotive

In 2001, BBL entered into a credit facility with Bank of Scotland for a maximum of $288,260 (£200,000). The credit facility is denominated in British Pounds Sterling. Interest is charged at the bank’s base rate (as at December 31, 2001 - 4%) plus 3%. The credit facility is guaranteed by the Company. During 2002 BBL became insolvent. If the Bank is unable to realize on its security with BBL, it has the right to seek settlement from the Company for payment. Although there is currently no indication that the Bank will pursue the Company, the Company has recognized the full amount of the guarantee as a current liability in 2002 and included the impact as part of the 2002 loss from discontinued operations.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2002

(expressed in U.S. dollars)

4. BORDER BIOFUELS LTD. (cont’d.)

[c]

Extended credit facility of BBL

As part of the acquisition, BBL restructured its bank indebtedness with the Bank of Scotland into an extended credit facility of $1,327,091 (£1,162,789). This extended credit facility was to be repaid from profits generated by BBL. The Company had not provided any security or guarantees for this extended credit facility and therefore does not expect that it will have any obligations with regards to the settlement of this extended credit facility upon the liquidation of the assets of BBL.

[d]

Acquisition of BBL

The acquisition of BBL was accounted for using the purchase method. The consolidated financial statements reflect the results of operation of BBL from the date of acquisition through December 13, 2002 at which time the accounts were deconsolidated as discussed above. The consideration paid had been allocated to the net identifiable assets acquired based on their estimated fair value as follows:

Net assets acquired	$

Cash	1,994
Non-cash working capital	(1,237,786)
Capital assets	100,663
Power purchase agreements	3,538,463
Bank indebtedness	(1,627,303)
Shareholders loans	(486,674)
Long term debt	(75,046)
Minority interest	(144,068)
Total	70,243

Consideration provided

Cash	2
Costs of acquisition	70,241
Total	70,243

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2002

(expressed in U.S. dollars)

4. BORDER BIOFUELS LTD. (cont’d.)

The costs of acquisition related to legal and professional fees incurred by the Company in the acquisition. The power purchase agreements are contractual agreements with government agencies in the UK for the Company to supply electricity from renewable energy sources. The power purchase agreements have an average remaining term of 15 years. The contracts provide a guaranteed premium price based on the bid price per kWh of electricity generated. The premium price is index linked to a consumer price index through to 2017. The agreements are not site specific and are transferable.

[e]

Government assistance received by BBL

During the first quarter of 2001, BBL entered into a contribution agreement with Department of Trade and Industry (DTI), a department of the United Kingdom government, whereby BBL and its collaboration partners are entitled to receive $1,685,627 (£1,161,300) under the New & Renewable Energy Programme for eligible costs between January 9, 2001 and July 8, 2003. The contribution agreement is for the construction of a 100 ton per day BioOil plant.

The Company’ subsidiaries, Dynamotive Europe Ltd. and BBL, and an unrelated third party are named as collaboration partners to the program. Except for the proceeds from disposing of project assets, the contribution is non repayable.

During 2002, $nil [2001 - $612,983] has been claimed. In addition, the Company received $nil [2001 - $319,739] under this contribution agreement which represents eligible expenditures incurred by a third party collaborator. The amount is not repayable to the third party collaborator.

5. CASH AND CASH EQUIVALENTS

	2002	2001
	$	$

Cash	25,093	56,035
Cash equivalents	—	5,506
	25,093	61,541

The cash equivalents are denominated in Canadian dollars. The 2001 cash equivalents comprise guaranteed investment certificates with an interest rate of 2.64%.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2002

(expressed in U.S. dollars)

6. CAPITAL ASSETS

	2002		2001
		Accumulated		Accumulated
	Cost	Amortization	Cost	Amortization
	$	$	$	$

Furniture and fixtures	140,748	87,801	205,564	99,650
Computer equipment and software	242,941	198,872	258,346	186,948
Test equipment	495,061	209,692	1,466,232	485,393
Capital assets under construction	335,491	—	908,517	—
Leasehold improvements	72,299	69,262	71,654	42,520
Motor vehicles	43,891	14,395	136,647	30,349
	1,330,431	580,022	3,046,960	844,860
Net book value	750,409		2,202,100

During 2002, government grants of $122,474 [2001 - $nil] have been applied to reduce the cost of capital assets under construction and $nil [2001 - $612,983] has been applied to reduce the cost of test equipment. For 2002 and 2001, capital assets under construction comprise the costs to construct a 100 tonne per day BioOil plant.

In 2002, the Company recorded write-downs of capital assets totaling $753,382, pertaining to the BioOil Power Generation segment. The Company determined that the net realizable value of certain test equipment was below their carrying values.

In 2001, the Company recorded write-downs of capital assets totaling $323,850, including $148,813 for capital assets pertaining to the BioLime segment and $175,037 for capital assets pertaining to the DynaPower segment. The Company determined that the development of commercially viable BioLime products was uncertain and therefore, the carrying value of these assets was written down to $nil. The DynaPower capital assets were held for disposal and the Company had written the carrying value down to their net realizable value of $1 [note 11].

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2002

(expressed in U.S. dollars)

7. PATENTS

In 2002, the Company recorded a write-down on patents pertaining to the DynaPower metal cleaning technology of $118,732. The Company determined that the future cash flows from these licenses granted upon the management buyout [note 11] of DynaPower were insufficient to support the carrying value of these patents. Therefore, these patents were written down to management’s best estimates of the future discounted cash flows from the licenses on these patents.

In 2001, the Company recorded write-down of patents totaling $261,228, including $181,531 pertaining for BioLime patents, $72,514 for Actuator patents and $7,183 for other patents. The Company determined that the development of commercially viable uses for the products to which the costs for the BioLime, Actuator and other patents relate was uncertain and therefore, the costs related to these patents was charged to operations.

During 2000, the Company acquired exclusive rights to a technology patent from a company owned by a Director of the Company in exchange for 1,000,000 shares of common stock. Of the total 1,000,000 common stock, 750,000 shares were subject to a trading restriction until the earlier of March 9, 2002, and the date at which the 10 tonne per day BioOil plant was fully commissioned which occurred at the end of the first quarter in 2001. The patent was capitalized in fiscal 2000 at $250,000; the fair value of the shares at the date the agreement was approved by the Board of Directors.

Patents are shown net of accumulated amortization at December 31, 2002 of $45,552 [2001 - $355,977].

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2002

(expressed in U.S. dollars)

8. BANK INDEBTEDNESS

As at December 31, 2002, the Company had a credit facility with the Bank of Nova Scotia up to a maximum of $317,078 (Cdn$ 500,000) with interest charged at the bank’s prime rate (as at December 31, 2002 - 4.5%; 2001 - 4%) plus 1½%. As collateral for the facility, the Company has provided the lender a General Security Agreement (“GSA”) providing a charge on all present and future assets. Amounts borrowed are repayable within 120 days from the date of borrowing. As at December 31, 2002, $158,539 (Cdn$ 250,000) (at December 31, 2001 - $282,826) is outstanding.

In January of 2003, the bank demanded repayment of the full amount outstanding and in early 2003 the Company repaid this loan in full and was released from the GSA. The Bank has since terminated the credit facilities and released the Company from the general security agreement and all other obligations.

The fair market value of the loan at December 31, 2002 approximates its carrying value because it bears a current market interest rate.

9. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2002	2001
	$	$

Trade accounts payable	1,022,311	772,520
Accrued compensation	105,726	61,128
Accrued liabilities	249,132	849,922
Accrued warranty liability	—	6,883
	1,377,169	1,690,453

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2002

(expressed in U.S. dollars)

10. SHARE CAPITAL

[a]

Authorized share capital

The Company’s authorized capital consists of 100,000,000 common shares [2001 - 100,000,000 common shares] with no par value and 100,000,000 preferred shares [2001 - 100,000,000] with a par value of $5.00 each, having attached special rights and restrictions. No preferred shares were issued and outstanding at December 31, 2002 and 2001.

[b]

Issued and outstanding common shares

	Issued
	#	$

Balance, December 31, 1999	24,617,402	15,461,939
Issued for cash
Pursuant to private placement (i)	8,779,800	4,365,262
Pursuant to exercise of stock options	345,572	138,229
Issued for services	1,108,286	825,452
Issued to purchase technology patent [note 5]	1,000,000	250,000
Balance, December 31, 2000	35,851,060	21,040,882
Issued for cash
Pursuant to private placement	2,614,404	1,853,516
Pursuant to exercise of stock options	333,946	141,578
Issued to settle fees payable	323,408	259,635
Issued for services (ii)	1,819,297	1,322,303
Balance, December 31, 2001	40,942,115	24,617,914
Issued for cash
Pursuant to private placement	4,503,872	1,545,400
Issued on conversion of convertible loan	856,551	200,000
Issued for settlement of fees payable and severances	479,025	145,598
Issued for services (ii)	3,159,437	1,136,507
Shares to be redeemed and cancelled (iii)	—	(92,379)
Balance, December 31, 2002	49,941,000	27,553,040

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2002

(expressed in U.S. dollars)

10. SHARE CAPITAL (cont’d.)

[i]

During 2000, the Company issued a total of 8,779,800 common shares for $4,365,262 cash net of issue costs of $24,638 pursuant to private placements.

[ii]

The Company has entered into various agreements for services with its employees, directors and non-employees to be settled with various stock awards.

a.

The Company has entered into compensation arrangements with non-employees for specified amounts, which can only be settled by applying the amounts to exercise outstanding options to purchase common shares monthly over a period of up to twelve months. Included in issued for services are 1,379,447 [2001 - 738,355] shares, fair valued at $552,387 [2001 - $490,838].

b.

In addition, the Company issued 675,486 [2001 - nil] restricted shares to non-employees for services, fair valued at $217,269 [2001 - $nil]. The shares have a 12 months restriction from the issued date.

c.

The Company has issued 1,054,916 [2001 - 968,568] shares to employees, directors and officers for services rendered, recorded at fair value of $349,901 [2001 - $739,666].

d.

In addition, the Company issued 49,588 [2001 - 112,374] restricted shares to employees and directors for services, fair valued at $16,950 [2001 - $91,799]. The shares have a 12 month restriction from the issue date.

[iii]

At December 31, 2002, the Company has 346,748 common shares to be redeemed. These shares were issued in relation to termination of agreements with non-employees. The shares will be redeemed upon satisfying the conditions of the termination agreements. Cash of $92,379 has already been paid to the holder of these common shares as compensation for the redemption. The common shares are outstanding at year-end and will be redeemed and cancelled when the conditions of the settlement are satisfied.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2002

(expressed in U.S. dollars)

10. SHARE CAPITAL (cont’d.)

[c]

Shares to be issued

At December 31, 2002, the Company has 3,225,508 [2001 - 1,251,919] common shares to be issued which comprise:

[i]

1,695,484 [2001 - 172,399] common shares which are to be issued to a director and non-employees for services rendered under compensation arrangements with a value of $419,073.

[ii]

1,530,024 common shares relating to a private placement commenced during the second quarter of 2002. The private placement is for up to $1 million at an offering price between $0.20 and $0.326. At December 31, 2002, the Company had received $352,376 in cash for these shares to be issued [note 20(a)].

[d]

Escrow agreement

At December 31, 2002, 556,000 common shares were held in escrow to be released at a rate of one share for each $0.17 of “cash flow” as defined in the agreement, generated by the Company.

At December 31, 2002, 225,334 common shares remain in escrow from a total of 676,000 common shares originally put in escrow in 1998. These common shares are to be released from escrow as follows: : 1/3 of the common shares in escrow will be released upon the Company achieving a capitalized stock value of $30 million for a consistent twenty day trading period which occurred in fiscal 2000; 1/3 of the common shares in escrow will be released upon the Company achieving a capitalized stock value of $50 million for a consistent twenty day trading period which occurred in fiscal 2000; 1/3 of the common shares in escrow will be released upon the Company achieving a capitalized stock value of $100 million for a consistent twenty day trading period.

During the year ended December 31, 2002, nil [2001 - nil; 2000 - 450,666] common shares were released from escrow and at December 31, 2002, 781,334 [2001 - 781,334] common shares are held in escrow.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2002

(expressed in U.S. dollars)

10. SHARE CAPITAL (cont’d.)

[e]

Stock options

At December 31, 2002, the following stock options to Directors, employees and others were outstanding:

		Options Outstanding		Options Exercisable
Range of Exercise Prices	Number Outstanding at December 31, 2002	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Number Outstanding at December 31, 2002	Weighted-Average Exercise Price

$0.21	6,820	0.96 years	$0.21	6,820	$0.21
$0.35	30,000	0.67 years	$0.35	30,000	$0.35
$0.40	319,017	0.44 years	$0.40	319,017	$0.40
$0.49 - $1.00	5,122,000	2.23 years	$0.58	5,092,352	$0.58
$1.50	350,000	2.16 years	$1.50	299,000	$1.50
	5,827,837			5,747,189

From time to time, the Company has provided incentives in the form of share purchase options to the Company’s directors, officers, employees and others. The Company has reserved 7,491,150 [2001 - 6,141,317] (15%) common shares for issuance upon the exercise of stock options of which at December 31, 2002, 1,663,313 [2000 - 1,139,354] are available to be granted. The exercise price and the vesting terms of the options are determined by the Compensation Committee. The exercise price will generally be at least equal to the market price of the common shares at the date of the grant and the term may not exceed five years from the date of the grant. Stock options granted are also subject to certain vesting provisions as determined by the Compensation Committee.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2002

(expressed in U.S. dollars)

10. SHARE CAPITAL (cont’d.)

Stock option transactions for the respective periods and the number of stock options outstanding are summarized as follows:

	No. of Common	Weighted Average
	Shares Issuable	Exercise Price

Balance, December 31, 1999	2,410,139	0.90
Options granted	3,885,500	1.17
Options forfeited or expired	(265,278)	1.63
Options expired	(63,600)	2.26
Options exercised	(737,119)	0.54
Balance, December 31, 2000	5,229,642	1.14
Options granted	1,246,859	0.72
Options forfeited or expired	(97,000)	3.61
Options exercised	(1,377,538)	0.64
Balance, December 31, 2001	5,001,963	1.15
Options granted	4,638,298	0.44
Options forfeited or expired	(1,598,725)	0.96
Options exercised	(2,213,699)	0.38
Balance, December 31, 2002	5,827,837	0.63

During 2002, the Company repriced 1,800,000 options issued to directors from the original exercise price of $1.50 to a new exercise price of $0.50. During 2000, the Company repriced 234,278 options issued to non-employees from original exercise prices ranging from $1.50 to $2.00 to a new exercise price of $0.75, the then market price of the shares.

Included in the options granted in 2002, were 1,953,170 [2001 - 483,096] options to non-employees for services rendered recorded at a fair value of $613,787 [2001 - $272,614].

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2002

(expressed in U.S. dollars)

10. SHARE CAPITAL (cont’d.)

The weighted-average fair value of options granted in 2002 where the stock price is equal to the exercise price of the options, greater than the exercise price of the options and less than the exercise of the options was $0.37, $0.41, and $0.32 respectively [2001 - $nil, $0.35, and $0.96; 2000 - $0.49, $1.35, and $0.36].

The Black Scholes options valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Pro forma information regarding net income and earnings per share as required by CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments”, which also requires that the information be determined as if the Company has accounted for stock options, SA Rights and warrants granted to employees under the fair value method. The fair value for these options, SA Rights and warrants is estimated at the measurement date using a Black Scholes pricing model with the following assumptions: Risk free interest rate for 2002, 2001, and 2000, respectively; 4.5%, 3.9%, and 5.0%; dividend yields of 0%; volatility factors of the expected market price of the Company’s common stock of 1.129, 1.194, and 1.170, and a weighted average expected life of the option of 4.25 years [2001 - 4.89 years; 2000 - 3.19 years].

Supplemental disclosure of pro forma loss and loss per share:

	2002	2001	2000
	$	$	$

Net loss as stated	(5,261,607)	(6,838,264)	(4,756,873)
Less stock-based compensation	121,248	564,257	2,267,922
Pro forma loss	(5,382,855)	(7,402,521)	(7,024,795)

Basic and diluted loss per share	(0.12)	(0.18)	(0.15)
Proforma basic and diluted loss per share	(0.12)	(0.20)	(0.22)

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2002

(expressed in U.S. dollars)

10. SHARE CAPITAL (cont’d.)

[f]

Common share purchase warrants

During the fourth quarter of 2001, the Company made an offer to all existing warrant holders to reduce the exercise price of all outstanding warrants from a weighted average exercise price of $1.59, to a weighted average exercise price of $0.70 in exchange for a reduction in the number of warrants outstanding. No other terms in the original warrants would change. Warrant holders were given 30 days to accept the offer. As at December 31, 2001, 4,009,167 warrants with a weighted average exercise price of $1.55 were cancelled and exchanged for 1,907,526 new warrants with a weighted average exercise price of $0.70. During 2002, an additional 1,323,372 warrants with a weighted-average exercise price of $1.72 were cancelled and exchanged for 618,577 new warrants with a weighted-average exercise price of $0.70. No compensation expense resulted from the warrant repricing.

At December 31, 2002 the common share purchase warrants outstanding were as follows:

	No. of Common	Exercise	Expiration
	Shares Issuable	Price	Date

Series F Warrants	968,333	$0.70	January 1, 2003 - March 5, 2005
Series G Warrants	84,000	$0.70	January 31, 2003
Series J Warrants	201,250	$0.70	July 31, 2003
Series K Warrants	35,000	$0.70	July 31, 2003
Series L Warrants	64,491	$0.70 to $2.00	February 20, 2003
Series M Warrants	395,272	$0.70 to $1.50	June 22, 2003 - May 9, 2005
Series N-b Warrants	275,756	$0.70	September 5, 2004 - October 1, 2004
Series O Warrants	300,000	$0.35	June 10, 2005
Series P Warrants	541,665	$0.40	July 29, 2005 - December 2, 2005

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2002

(expressed in U.S. dollars)

10. SHARE CAPITAL (cont’d.)

As at December 31, 2002, all warrants are vested.

(1)

933,333 of the Series F warrants were issued as part of a private placement. These warrants vested upon successful completion of the private placement.

35,000 of the Series F warrants were issued to an employee of the Company for past services.

(2)

The Series G warrants were issued as part of a private placement. These warrants vested upon successful completion of the private placement.

(3)

The Series H and I warrants expired in 2002.

(4)

The Series J warrants have been issued to non-employees for services. As at the end of 2002, 625,000 of Series J warrants expired and were cancelled.

(5)

75,000 of the Series K warrants were cancelled in 2002. These warrants had been issued to an employee of the Company for past services.

(6)

The Series L warrants were issued as part of a private placement for the services of employees and directors of the Company. These warrants vested upon successful completion of the private placement and as services were performed.

(7)

The Series M warrants were issued as part of a private placement for cash and services. These warrants vested upon successful completion of the private placement and as services were performed. As of the end of 2002, an additional 102,544 warrants were issued for services rendered.

(8)

The Series N-a and N-b warrants were issued as part of a private placement. These warrants vested upon successful completion of the private placement. 459,595 Series N-a warrants expired and were cancelled during 2002.

(9)

The Series O warrants were issued as a part of a convertible loan agreement [note 13(c)] during the year and the warrants vested immediately upon issue.

(10)

The Series P warrants were issued as part of a private placement and for services of non-employees. These warrants vested upon successful completion of the private placement and as services were performed respectively.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2002

(expressed in U.S. dollars)

10. SHARE CAPITAL (cont’d.)

Compensation expense recognized for warrants granted:

	2002	2001	2000
	$	$	$

Series H Warrants	—	—	12,750
Series I Warrants	—	—	11,400
Series J Warrants	—	469,567	479,705
Series K Warrants	—	—	124,500
Series M Warrants	22,988	89,065	—
Series P Warrants	23,006	—	—
Total compensation	45,994	558,632	628,355

[g]

Stock appreciation rights

During 1998, the Company established a SA Rights plan whereby the participants will be entitled to require the Company to redeem the SA Rights for an amount equal to the excess of the market value of the underlying common shares over the initial value of the SA Right at the date of grant.

The SA Rights vest as the Company achieves stock value targets as defined in the agreement: 1/3 of the SA Rights issued may be redeemed upon the Company achieving a capitalized stock value of $30 million for a consistent twenty day trading period; 1/3 of the SA Rights issued may be redeemed upon the Company achieving a capitalized stock value of $50 million for a consistent twenty day trading period; 1/3 of the SA Rights issued may be redeemed upon the Company achieving a capitalized stock value of $100 million for a consistent twenty day trading period.

The Company also has the right to redeem the SA Rights at its option under certain circumstances. The Company has the sole exclusive election to redeem the SA Rights in cash, shares or in a combination of cash and shares. The number of SA Rights that can be granted under the plan until December 31, 2008 cannot exceed 2,500,000.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2002

(expressed in U.S. dollars)

10. SHARE CAPITAL (cont’d.)

SA Rights transactions and the number of SA Rights outstanding is summarized as follows:

No. of
SA Rights Issued

Balance, December 31, 2000	1,735,833
SA Rights forfeited	(249,166)
Balance, December 31, 2001	1,486,667
SA Rights forfeited	(14,999)
Balance, December 31, 2002	1,471,668

At December 31, 2002, the following SA Rights, all of which were issued to employees, were outstanding:

SA Rights	SA Rights	Initial	Expiration
Outstanding	Vested	Value	Date

1,122,501	846,389	$0.400	January 28, 2004
200,000	133,333	$0.625	May 1, 2004
149,167	131,945	$1.00	May 1, 2004
1,471,668	1,111,667

[h]

Contributed surplus

Contributed surplus includes the fair value of stock options and warrants issued to non-employees for services rendered and the intrinsic value of SA Rights granted to employees.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2002

(expressed in U.S. dollars)

10. SHARE CAPITAL (cont’d.)

[i]

Stock based compensation

The Company has recorded stock based compensation as follows:

	2002	2001	2000
	$	$	$

Balance sheet items
Capital assets	105,455	108,137	—
Patents and intellectual property	—	15,500	250,000
Other	11,989	—	—
	117,444	123,637	250,000
Income statement items
Professional fees	796,813	1,591,381	1,906,884
General and administrative salaries and benefits	438,870	383,094	230,694
Marketing	42,385	121,790	77,642
Rent expense	40,848	11,330	—
Other	7,094	—	—

	1,326,010	2,107,595	2,215,220

Total stock based compensation	1,443,454	2,231,232	2,465,220

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2002

(expressed in U.S. dollars)

10. SHARE CAPITAL (cont’d.)

[j]

Basic and diluted loss per common share

	2002	2001	2000

Numerator
Loss from continuing operations	(4,366,454)	(6,437,461)	(4,756,873)
Loss from discontinued operations	(895,153)	(400,803)	—
Net loss	(5,261,607)	(6,838,264)	(4,756,873)

Denominator
Weighted average number of common shares outstanding	45,886,312	37,250,303	32,707,858
Escrowed shares	(791,334)	(791,334)	(791,334)
	45,094,978	36,458,969	31,916,524

Basic and diluted loss per common share
Continuing operations	(0.10)	(0.18)	(0.15)
Discontinued operations	(0.02)	(0.01)	—
Loss per share	(0.12)	(0.19)	(0.15)

11. DYNAPOWER MANAGEMENT BUYOUT

In May 2001, the Company announced its intention to sell certain assets in its metal cleaning subsidiary, DynaPower, Inc. to the management of DynaPower for nominal consideration of $1 and to obtain future royalties on all revenue of DynaPower Systems for a period of seven years. This divestiture was completed April 11, 2002.

The divestiture included all tangible assets of the DynaPower division, including test equipment, furniture and equipment, which were transferred to the new owners upon closing the sale. The Company retains ownership of the intellectual property related to the DynaPower metal cleaning technology and has licensed the intellectual property to DynaPower, Inc. The license entitles the Company to receive royalties for seven years from the closing of the sales agreement. The royalties are based on an increasing percentage of the cumulative revenues generated by DynaPower, Inc. on sales of DynaPower systems over the royalty period.

In 2002, the Company recorded write-downs of patents related to DynaPower for $118,732 and in 2001 recorded write-downs of the DynaPower capital assets of $175,037 [notes 6 and 7].

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2002

(expressed in U.S. dollars)

11. DYNAPOWER MANAGEMENT BUYOUT (cont’d.)

The intellectual property will transfer from the Company to DynaPower, Inc. on the expiration of the royalty period at March 31, 2009 only if a cumulative sales threshold is reached. Irrespective of whether the cumulative sales threshold is reached, royalty payments will continue to the end of the royalty period.

12. COMMITMENTS AND CONTINGENCIES

Commitments

[a]

The Company has available a maximum aggregate forward exchange contract facility of up to $750,000 U.S. dollars or the equivalent thereof in other approved currencies. The daily settlement limit is $250,000.

As at December 31, 2002 the Company had no forward exchange contracts. As at December 31, 2001, the Company had forward and exchange contracts with a nominal value of $390,500 with no expiry date.

[b]

The Company has the following future minimum lease commitments for premises and equipment:

$

2003	74,000
2004	5,000
79,000

Contingencies

In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the extent of potential costs and losses, if any, management believes that the ultimate resolution of such contingencies will not have a material adverse effect on the consolidated financial position of the Company.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2002

(expressed in U.S. dollars)

13. RELATED PARTY TRANSACTIONS

The transactions with related parties are in the normal course of operations and are recorded at amounts established and agreed between the related parties. In addition to the transactions described in note 10, the Company had the following transactions with related parties:

[a]

Consulting fees and salaries of $639,910 for the year ended December 31, 2002 [2001 - $768,336; 2000 - $793,000] have been paid to Directors (or companies controlled by Directors) of the Company. Included in the amount above, is $447,789 [2001 - $371,669; 2000 - $139,700] paid by stock based compensation [note 10(b)(ii)].

[b]

The Company has entered into:

[i]

a royalty agreement, pursuant to an agreement to purchase certain patents for an unlimited term with a company controlled by a previous Director of the Company, based on 4% of the gross receipts from unit sales. No sales have occurred to date.

[iii]

a 24 month consulting and research agreement, which expired February 9, 2002, with a company controlled by a director of the Company. Included in research and development expenses are fees of $nil [2001 - $90,387; 2000 - $110,000] to this related party.

[c]

At December 31, 2002, the Company has loan agreements outstanding with certain Directors totaling $182,253. The loans comprise $118,838 which was used to settle amounts owing to certain Directors and $63,415 which was received in cash. The loans are due on March 31, 2003 and can be repaid in cash or convertible into the Company’s common shares at 75% of the 10 day average of the Company’s market share price prior to conversion. A total of 405,223 warrants were also granted to the lenders in connection with the loans. The warrants were issued subsequent to year-end and have an exercise price of $0.23. The warrants expire on March 31, 2006. For the portion of the loans received in cash, interest is charged at a rate of 1% per month and is repayable at the end of the term. The remaining debt is non-interest bearing.

The proceeds of $182,253 for the above noted convertible debts were allocated to the debts, the embedded conversion feature and the warrants based on the relative fair values. Accordingly, $101,034 has been recorded as liabilities and $81,219 has been recorded as contributed surplus representing the embedded conversion feature and warrants. The carrying value of the debts will be accreted up to its fair value over their maturity terms. For the year ended December 31, 2002, $nil of accretion interest has been charged to the statement of loss. The carrying value of these loans approximate their fair value due to their short-term nature.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2002

(expressed in U.S. dollars)

13. RELATED PARTY TRANSACTIONS (cont’d.)

[d]

During the year, the Company entered into a loan agreement with related parties for $200,000 cash which were converted in the year. The loans were repayable on June 28, 2002 and could be repaid in cash or convertible into the Company’s common shares at 75% of the 10 day average of the Company’s market share price prior to conversion. A total of 300,000 warrants were also granted to the lenders in connection with the loans. The warrants have an exercise price of $0.35 per common share and expire on April 30, 2005. Interest was charged at a rate of 1% per month and was repayable at the end of the term. The warrants are still outstanding at year-end.

The proceed for the above noted convertible debts were allocated to the debts, the embedded conversion feature and the warrants based on the relative fair values. Accordingly, $94,118 had been recorded as liabilities and $105,882 had been recorded as contributed surplus representing the embedded conversion feature and warrants. The carrying value of the debts were accreted up to their fair value over their maturity terms. For the year ended December 31, 2002, $105,882 of accretion interest has been charged to the statement of loss.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2002

(expressed in U.S. dollars)

14.

LOSSES AND UNUSED DEDUCTIONS CARRIED FORWARD FOR INCOME TAX PURPOSES

As at December 31 2002, the Company has loss carryforwards of approximately $18,885,000 to apply against future taxable income in Canada ($17,062,000) and the United Kingdom ($1,823,000) and $566,000 and $229,000 of federal and provincial investment tax credits respectively available for future use in Canada. These losses and investment tax credits expire as follows:

	Federal investment tax credits $	Provincial investment tax credits $	Loss carryforwards $

2003	—	—	2,083,000
2004	—	—	1,699,000
2005	—	—	2,139,000
2006	9,000	—	2,019,000
2007	85,000	—	3,509,000
2008	18,000	—	3,826,000
2009	36,000	6,000	1,787,000
2010	124,000	70,000	—
2011	191,000	96,000	—
2012	103,000	57,000	—
	566,000	229,000	17,062,000

The loss carryforwards available to reduce taxable income in the United Kingdom can be carried forward indefinitely. In addition, the Company has scientific research and experimental development expenditures of approximately $3,370,000 that can be carried forward indefinitely to apply against future taxable income in Canada.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2002

(expressed in U.S. dollars)

14.

LOSSES AND UNUSED DEDUCTIONS CARRIED FORWARD FOR INCOME TAX PURPOSES (cont’d.)

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has recognized a valuation allowance for those future tax assets for which it is more likely than not that realization will not occur. Significant components of the Company’s future tax assets as of December 31 are as follows:

	2002	2001
	$	$

Net operating loss carryforwards	6,628,000	5,725,000
Research and development deductions and credits	1,712,000	1,344,000
Capital assets	681,000	179,000
Financing costs	64,000	90,000
Total future tax assets	9,085,000	7,338,000
Valuation allowance	(9,085,000)	(7,338,000)
Net future tax assets	—	—

The potential income tax benefits relating to these future tax assets have not been recognized in the consolidated financial statements as their realization did not meet the requirements of “more likely than not” under the liability method of tax allocation. Accordingly, no future tax assets have been recognized as at December 31, 2002 and 2001.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2002

(expressed in U.S. dollars)

15. SUPPLEMENTARY INFORMATION

	2002	2001	2000
Net change in non-cash working capital	$	$	$

Accounts receivable	8,737	215,908	86,067
Government grants receivable	(160,316)	639,665	(226,658)
Inventory	10,043	9,548	17,422
Prepaid expenses and deposits	136,434	(36,764)	(7,318)
Deferred revenue	(51,981)	(47,189)	(161,176)
Accounts payable and accrued liabilities	508,142	388,807	46,485
	451,059	1,169,975	(245,178)

Interest paid
Short-term interest paid	48,661	26,080	26,523

16. GOVERNMENT ASSISTANCE

Government assistance received during the year in the amount of $467,832 [2001 - $674,304; 2000 - $857,017] has been recorded as a reduction of expenditures.

[a]

Technology Partnerships Canada

During the year ended December 31, 1997, the Company entered into a contribution agreement with Industry Canada-Technology Partnerships Canada (TPC) whereby the Company is entitled to receive a maximum of approximately $5.2 million (Cdn$ 8.2 million) or 37% of eligible expenditures, as defined in the agreement. The agreement expires on June 30, 2002. In the event that commercial viability is achieved, then the assistance is repayable, commencing January 1, 2003 based on royalties from sales of specified products resulting from the project to a maximum of $10.2 million or until the expiration of contract on December 31, 2011.

In May 2002, TPC approved a work plan and accordingly the Company received a one year extension to the existing contribution agreement with TPC to June 30, 2003 while retaining the maximum assistance receivable of $5.2 million. Subsequent to the amendment, the Company recovered $269,792 relating to eligible expenditures made in 2001. As at December 31, 2002, $139,745 [2001 - $nil] is included in government grants receivable.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2002

(expressed in U.S. dollars)

16. GOVERNMENT ASSISTANCE (cont’d.)

[b]

Other contribution agreements

The Company had contribution agreements with other Canadian governmental agencies for a maximum contribution of $376,428 over the 2001 - 2003 period. In 2002, the Company received $98,266 [2001 - $204,244] under these agreements. Of these amounts, $20,571 is included in government grants receivable as at December 31, 2002, [2001 - $nil].

In 2002, $98,266 [2001 - $164,266] has been used to reduce expenditures made in the current year with the remaining amount at December 31, 2002, $nil [2001 - $39,978] included in current liabilities to be used to reduce expenditures made in subsequent periods. A portion of these funds, to a maximum of $122,000, are repayable under certain defined terms of non-performance.

17. SEGMENTED INFORMATION

In 2002, the Company has one reportable segment, BioOil Power Generation. The BioOil Power Generation segment relates to the biomass-to-energy technology, BioTherm™. Substantially all of the Company’s operations and assets are in Canada and are solely focused on the development and commercialization of its BioTherm technology. BioOil Power Generation is a biomass-to-energy technology that converts low value forest waste and agricultural by-products into BioOil for use in power generation or other industrial energy purposes.

In prior years, the Company also had two other reportable segments: DynaPower and Actuator. The Company has sold the operating assets of DynaPower to an employee and has entered into a licensing arrangement for the DynaPower intellectual property retained by the Company [note 11]. The licensing agreement under the Actuator segment expired in 2002 and has not been renewed. The actuator technology is used in both steel and aluminum welding.

Corporate and other includes other corporate related amounts that are not a separately reportable segment.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2002

(expressed in U.S. dollars)

17. SEGMENTED INFORMATION (cont’d.)

	2002	2001	2000
	$	$	$

Revenue
Actuator	47,419	—	177,609
DynaPower	18,480	274,360	729,326
BioOil Power Generation	2,580	—	809
Corporate and other	90	—	—
	68,569	274,360	907,744
Loss for the year from continuing operations
Actuator	47,419	(111,574)	163,675
DynaPower	(105,074)	(578,527)	(287,595)
BioOil Power Generation	(856,475)	(2,276,293)	(907,925)
Corporate	(3,452,324)	(3,471,067)	(3,725,028)
	(4,366,454)	(6,437,461)	(4,756,873)
Capital expenditures, including patents (net of government grants and disposal)
Actuator	—	374	—
DynaPower	—	18,412	111,557
BioOil Power Generation	182,637	543,980	1,110,863
Corporate	836	44,883	228,447
	183,473	607,649	1,450,867
Amortization and depreciation
Actuator	—	33,912	13,934
DynaPower	—	100,323	101,651
BioOil Power Generation	197,005	215,546	128,151
Corporate	116,469	54,714	68,468
	313,474	404,495	312,204
Total assets
Actuator	—	54,875
DynaPower	—	197,271
BioOil Power Generation	865,647	5,896,626
Corporate	420,166	305,627
	1,285,813	6,454,399

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2002

(expressed in U.S. dollars)

17. SEGMENTED INFORMATION (cont’d.)

	2002	2001	2000
	$	$	$

Geographic information
Revenue
United States	47,419	109,795	814,617
Italy	—	5,482	20,487
Canada	21,060	109,935	65,237
United Kingdom	90	—	—
Other	—	49,148	7,403
	68,569	274,360	907,744
Capital assets
United States	792	1,233
Canada	720,122	1,397,509
United Kingdom	29,495	803,358
	750,409	2,202,100

18. MAJOR CUSTOMERS

The Company sells to multiple customers. At December 31, 2002 69% and 10% of the sales were from two customers. The majority of sales for the year ended December 31, 2001 were derived from 3 customers each representing 31%, 17%, and 16% respectively of consolidated sales. The majority of sales for the year ended December 31, 2000 were derived from 3 customers each representing 55%, 20% and 12%, respectively of consolidated sales. As at December 31, 2002 the aggregate accounts receivable balances relating to these customers was $nil [2001 - $15,821].

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2002

(expressed in U.S. dollars)

19.

RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares the consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which conform in all material respects to those in the United States (“U.S. GAAP”), except as follows:

[i]

Under U.S. GAAP, the excess, if any, between the fair value of the shares in escrow and the nominal amount paid, will be recorded as compensation expense upon release from escrow.  Under Canadian GAAP, shares released from escrow do not give rise to compensation expense.

[ii]

Under U.S. GAAP, patent costs are amortized over the life of the patent commencing with the date the patent is granted.  Under Canadian GAAP patent costs are amortized over the life of the patent commencing with commercial production.

[iii]

Prior to January 1, 2002, the Company did not record stock-based compensation for Canadian GAAP purposes and as such there was a difference between Canadian and U.S. GAAP. Effective January 1, 2002, the Company has adopted the guidance under CICA Handbook Section 3870 [note 3] which is consistent with U.S. GAAP.

For U.S. GAAP purposes, the Company has elected to follow Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (APB 25) and related interpretations, in accounting for stock options granted to officers, directors, and employees. Compensation expense is calculated based on the difference, on the measurement date, between the fair market value of the Company’s stock and the exercise price and is recorded over the vesting period of the options. During 2002, there were nil [2001 - 15,940; 2000 - 70,000] fixed employee stock options granted with exercise prices less than the market price of the underlying stock on the date of the grant. For U.S. GAAP purposes, the stock appreciation rights (“SA Rights”) and performance-based stock options are accounted for as a variable compensation plan under APB 25. Compensation relating to variable plans is recorded in the reconciliation when it becomes probable that the award will be earned.

[iv]

For U.S. GAAP purposes, the Company presents the disclosure requirements of Financial Accounting Standard No. 130 (“SFAS 130”) in these consolidated financial statements. SFAS 130 requires the presentation of comprehensive income and its components. Comprehensive income includes all changes in equity during a period except shareholder transactions. Other accumulated comprehensive income comprises only the cumulative translation adjustment.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2002

(expressed in U.S. dollars)

19.

RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d.)

If US GAAP were followed, the significant variations on the consolidated statements of loss and comprehensive loss would be as summarized in the table below.

	2002	2001	2000
	$	$	$

Loss for the year, Canadian GAAP	5,261,607	6,838,264	4,756,872
Adjustment for patent cost amortization	—	951	4,804
Adjustment for stock based compensation	—	(166,595)	380,325
Adjustment for compensation upon release of share from escrow - employees	—	—	961,361
Adjust for patent write-down	2,862	(69,728)	—
Loss for the year, U.S. GAAP	5,264,469	6,602,892	6,103,362

Unrealized losses on foreign currency translation	24,321	148,360	60,677
Comprehensive loss for the year, U.S. GAAP	5,288,790	6,751,252	6,164,039

Weighted average number of common shares outstanding	45,094,978	36,458,969	31,916,524

Basic and diluted loss per common share, U.S. GAAP	(0.12)	(0.18)	(0.19)

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2002

(expressed in U.S. dollars)

19.

RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d.)

Consolidated balance sheet items which vary significantly under accounting principles generally accepted in the United States would be as follows:

	2002	2001
	$	$

Patents	212,047	389,743

Total assets	1,285,813	6,457,263

Share capital	29,739,808	26,804,682
Shares to be issued	771,449	666,036

Contributed surplus	2,979,508	2,681,060
Other accumulated comprehensive income	(543,744)	(519,422)
Deficit	(33,618,833)	(28,354,364)
Shareholders’ equity	(671,812)	1,277,992

20. SUBSEQUENT EVENTS

[a]

As described in [note 10(c)], the Company commenced a private placement for up to $1million. Subsequent to year-end, the Company issued 2,655,024 common shares for a total proceeds of $577,376.

[b]

On June 3, 2003 the Company entered into a loan agreement with a U.S. based Trust for $200,000 and an officer of the Company for $50,000. The loan bears interest at 2% per month and has a 12-month term. The Company also issued 2.5 million warrants exercisable at $0.20 each for a period of five years as part of the loan financing.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2002

(expressed in U.S. dollars)

20. SUBSEQUENT EVENTS (cont’d.)

[c]

In June 2003 the Company was notified by Sustainable Development Technology Canada (“SDTC”) that it is among the successful submissions to receive financial support for its proposed Erie Flooring BioOil Generation project to be based in Ontario, Canada. The project is to be developed in partnership with Orenda division of Magellan Aerospace, Ontario Power Generation, UMA Engineering and Erie Flooring and Wood Products.

21. COMPARATIVE FIGURES

Certain comparative figures have been reclassified in order to conform with the presentation adopted in the current year.

CERTIFICATIONS

I, R. Andrew Kingston, certify that:

1.

I have reviewed this annual report on Form 20-F of DynaMotive Energy Systems Corporation;

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.

The Registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and have:

(a)

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)

evaluated the effectiveness of the Registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)

presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The Registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant’s auditors and the audit committee of Registrant’s board of directors (or persons performing the equivalent function):

(a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant’s ability to record, process, summarize and report financial data and have identified for the Registrant’s auditors any material weaknesses in internal controls; and

(b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal controls; and

6.

The Registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:	August 18, 2003	/s/ R. Andrew Kingston
R. Andrew Kingston, Chief Executive Officer

CERTIFICATIONS

I, Brian Richardson, certify that:

1.

I have reviewed this annual report on Form 20-F of DynaMotive Energy Systems Corporation.;

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.

The Registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and have:

(a)

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)

evaluated the effectiveness of the Registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)

presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The Registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant’s auditors and the audit committee of Registrant’s board of directors (or persons performing the equivalent function):

(a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant’s ability to record, process, summarize and report financial data and have identified for the Registrant’s auditors any material weaknesses in internal controls; and

(b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal controls; and

6.

The Registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:	August 18, 2003	/s/ Brian Richardson
Brian Richardson, Chief Financial Officer

ITEM 19. EXHIBITS

Exhibit

Exhibit Description

3.1(a)

Company Act Memorandum of DynaMotive Technologies Corporation, as amended to August 15, 2000 (filed as Exhibit 3.1 to the Company’s Quarterly Report on Form 10-QSB filed on August 15, 2000 and incorporated herein by reference.)

3.1(b)

Amendment to the Company act Memorandum of DynaMotive Energy Systems Corporation, dated July 3, 2001 (filed as Exhibit 3.1(b) to the Company’s Quarterly Report on Form 10-Q filed on August 14, 2001 and incorporated herein by reference.)

3.2

Articles of DynaMotive Technologies Corporation, as amended to date (filed as Exhibit 3.2 to the Company’s Quarterly Report on Form 10-QSB filed on August 15, 2000 and incorporated herein by reference.)

10.21

Escrow Agreement, dated January 10, 1995, by and among the Company, Montreal Trust Company of Canada and the holders of the 3,140,900 escrowed shares (filed as Exhibit 10.21 to the Company’s Registration Statement on Form SB-2, Registration No. 33-98622, and incorporated herein by reference.)

10.28

February 9, 2000 Agreement to Purchase Patents and Rights between DynaMotive Technologies Corporation and RTI Resource Transforms International, Ltd., (filed as Exhibit 10.28 to the Company’s Form 10-QSB filed on May 15, 2000, and incorporated herein by reference.)

10.17

Consulting Agreement and Amendment between the Company and R. Andrew Kingston, dated January 1, 2001 (filed as Exhibit 10.17 to the Company’s Form 10-K filed on April 16, 2002, and incorporated herein by reference.)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement (annual report) on its behalf.

DynaMotive Energy Systems Corporation

Date: August 18, 2003

By:

       /S/ R. Andrew Kingston

R. Andrew Kingston

President and Chief Executive Officer

By:

       /S/ Brian Richardson

Brian Richardson

Chief Financial Officer