Form 20-F/A
period 2002-12-31
DYNAMOTIVE ENERGY SYSTEMS CORP
filed 2003-08-19
CIK 941625

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

FORM 20-F/A

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

Page 1 of 5 Pages

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

Yes [   ]       No [   ]         Not applicable [X]

This amendment is filed to add the signature of the Company’s Auditors’ which was inadvertedly omitted in the filing of the Form 20-F on August 18, 2003.

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

Vancouver, Canada,

August 1, 2003.

/s/ Ernst & Young, LLP Chartered Accountants

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

Vancouver, Canada,

August 1, 2003.

/s/ Ernst & Young, LLP Chartered Accountants

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing this amendment to the Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment (annual report) on its behalf.

DynaMotive Energy Systems Corporation

Date: August 19, 2003

By:

       /S/ R. Andrew Kingston

R. Andrew Kingston

President and Chief Executive Officer

By:

       /S/ Brian Richardson

Brian Richardson

Chief Financial Officer