Form 20-F
period 2005-12-31
DYNAMOTIVE ENERGY SYSTEMS CORP
filed 2006-06-29
CIK 941625

UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                      FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                         OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     For the fiscal year ended December 31, 2005

                                         OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                         OR

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report _____________________

     For the transition period from ___________ to ____________

                           Commission File Number: 0-27524
                                                   -------

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

         Securities registered or to be registered pursuant to Section 12(b)
                              of the Act:. None

         Securities registered or to be registered pursuant to Section 12(g)
                                 of the Act:
                      Common Shares Without Par Value
                              (Title of Class)

         Securities for which there is a reporting obligation pursuant to
                        Section 15(d) of the Act:. None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

     Title of Each Class                  Outstanding at December 31, 2005
Common Shares Without Par Value                       123,211,875

Indicate by check mark if the registrant is a well-known seasoned issuer, as
defined in Rule 405 of the Securities Act.               Yes [  ]  No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or
15(d) of the Securities Act of 1934.                     Yes [  ]  No [X]

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to
such filing requirements for the past 90 days.            Yes [X]  No [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]Accelerated filer [X]  Non-accelerated filer [ ]

Indicate by check mark which financial statement item the registrant has
elected to follow.                             Item 17 [X]   Item 18 [ ]

If this is an annual report, indicate by check mark whether if the registrant is a shell company (as defined in Rule 12b-2 of the Exchange
Act).                                                    Yes [ ]  No [X]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a
plan confirmed by a court.                               Yes [ ]  No [X]





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

TABLE OF CONTENTS
                                                                       Page

Part 1                                                                    4

  Item 1. Identity Of Directors, Senior Management and Advisers           4
  Item 2. Offer Statistics and Expected Timetable                         4
  Item 3. Key Information                                                 4
  Item 4. Information On The Company                                      8
  Item 5. Operating and Financial Review and Prospects                   16
  Item 6. Directors, Senior Management and Employees                     25
  Item 7. Major Shareholders and Related Party Transactions              41
  Item 8. Financial Information                                          42
  Item 9. The Offer and Listing                                          42
  Item 10. Additional Information                                        43
  Item 11. Quantitative and Qualitative Disclosures About Market Risk    54
  Item 12. Description Of Securities Other Than Equity Securities        55

Part II                                                                  56

  Item 13. Defaults, Dividend Arrearages and Delinquencies               56
  Item 14. Material Modifications To The Right Of Security Holders and
  Use Of Proceeds                                                        56
  Item 15. Controls And Procedures                                       56
  Item 16. [Reserved]                                                    57

Part III                                                                 58
  Item 17. Financial Statements                                          58
  Item 18. Financial Statements                                         100
  Item 19. Exhibits                                                     100

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


                                                 Fiscal Year
                              2005        2004        2003      2002        2001
---------------------------------------------------------------------------------------
(US Dollars)
Results of operations:
Revenue                         -          -            -          68,569     274,360
Loss from operations      (11,822,274) (9,917,889) (4,995,624) (3,733,499) (5,798,827)
Loss from continuing
    operations            (11,997,344) (9,916,215) (4,921,650) (4,366,454) (6,437,461)
Net loss per Cdn GAAP     (11,997,344) (9,916,215) (4,984,681) (5,261,607) (6,838,264)
Net loss per US GAAP      (13,124,724) (8,405,184) (4,984,681) (5,264,469) (6,602,892)
Net loss per share Cdn GAAP     (0.11)      (0.12)      (0.09)      (0.12)      (0.19)
Net loss per share US GAAP      (0.12)      (0.10)      (0.09)      (0.12)      (0.18)
Net loss from continuing
    operation per share         (0.11)      (0.12)      (0.09)      (0.10)      (0.18)


Financial position at year-end:
Total assets, Cdn GAAP      16,962,573  13,198,698  3,759,605   1,285,813   6,454,399
US GAAP                     16,962,573  13,198,698  3,759,605   1,285,813   6,457,263

Total liabilities, Cdn GAAP  8,670,165   8,911,500  2,035,168   1,957,625   5,179,271
US GAAP                      8,692,977   8,911,500  2,035,168   1,957,625   5,179,271

Shareholder's equity,
    Cdn GAAP                 8,292,408   4,287,198  1,724,437    (671,812   1,275,128
Shareholder's equity,
    US GAAP                  8,269,596   4,287,198  1,724,437    (671,812)  1,277,992

Common shares issued       123,211,875  93,129,798 69,915,654  49,941,000  40,942,115
---------------------------------------------------------------------------------------

During 2005, significant impacts to results of operations and financial condition and comparability of results of operations and financial condition in 2005 versus 2004 occurred principally due to the construction and commissioning of the Company's 100tpd commercial scale plant in West Lorne, Ontario. The Company is solely focused on BioOil related activities.

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

RISKS RELATED TO OUR OPERATIONS

WE HAVE INCURRED NET LOSSES SINCE COMMENCING BUSINESS AND EXPECT LOSSES TO CONTINUE FOR THE FORESEEABLE FUTURE

We have had limited revenues to date and have not shown a profit since inception. The Company had a net loss of $11,997,344 for the year ended December 31, 2005 as well as a net loss of $9,916,215 for the year ended December 31, 2004. As at December 31, 2005, the Company has a working capital deficit of $5,357,001. As this is a new business, we may experience typical problems, difficulties, complications and delays. We expect to show a substantial net loss for the year ended 2006. We do not expect revenues to increase in any significant way until we have successfully established commercial BioOil operations. Accordingly, we may not be able to operate profitably on a consistent basis, if at all.

The ability of the Company to continue as a going concern is in substantial doubt and is dependent on achieving profitable operations, commercializing its BioOil production technology and obtaining the necessary financing in order to develop this technology. The outcome of these matters cannot be predicted at this time. The Company's future operations are dependent on the market's acceptance of its products in order to ultimately generate future profitable operations, and the Company's ability to secure sufficient financing to fund future operations. There can be no assurance that the Company's products will be able to secure market acceptance. Management plans to raise additional equity financing to enable the company to complete its development plans. These financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Subsequent to the year end, during the period from January 1 to March 24, 2006, the Company issued 11,253,937 common shares for total proceeds of $7,680,459, inclusive of $1,615,000 received as at December 31, 2005, relating to a private placement commencing during the forth quarter of 2005. In addition during the period from January 1 to March 24, 2006, the Company received $1.64 million on the exercise of 269,172 options and 4,022,806 warrants. Management is of the opinion that this and expected future financing along with expected sales will provide sufficient working capital to meet the Company's liabilities and commitments as they become due.

OUR TECHNOLOGY MAY NOT PROVE COMMERCIALLY VIABLE

Our technology is currently being tested at a commercial scale. Ongoing efforts at commercialization may expose operational flaws and unanticipated costs that may inhibit or preclude ultimate market acceptance. Our technology has not demonstrated it can generate positive cash flow or a return on investment.

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

OUR BUSINESS ENVIRONMENT IS VERY COMPETITIVE

The markets for alternative energy technologies is highly competitive, and other providers of such technologies, especially producers of ethanol from biomass, may have various advantages in competition with ours. Many of our competitors have established long-standing relationships with power generation companies, utilities, manufacturers and others that we view as potential customers. Many competitors also have substantially greater access to capital and technical resources than we do and may therefore have a significant competitive advantage.

Our primary technologies face market acceptance barriers that do not affect already established technologies. To date, our primary technologies have gained only limited market acceptance and have generated minimal revenues.

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

OUR BUSINESS WILL SUFFER IF WE LOSE KEY SKILLED PERSONNEL

We are dependent on certain members of our management and engineering staff, and if we lose their services our business could be severely impacted. In particular, we rely on the services of our Chief Executive Officer and Vice President Engineering. In addition, our ability to manage growth effectively will require that we continue to implement and improve our management systems and recruit and train new employees. We may not be able to successfully attract and hire skilled and experienced personnel.

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

OUR STOCK'S TRADING PRICE WILL BE SUBJECT TO MARKET VOLATILITY

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

Item 4. Information On The Company

A. History and development of the Company

DynaMotive Energy Systems Corporation (the "Company" and or "DynaMotive") is a leader in a niche area of biomass-to-liquid fuel conversion which is dominated by ethanol producers. The Company's principal business is the development and commercialization of its a technology called "Fast Pyrolysis. Fast Pyrolysis is a process that rapidly heats biomass in the absence of oxygen to produce a liquid fuel ("BioOil"). . BioOil is a clean, renewable fuel which can replace, providing the equipment is suitably modified, natural gas, diesel and other fossil fuels to produce power, mechanical energy and heat in certain industrial boilers, fuel gas turbines and fuel reciprocating engines. The Company aims to generate significant amounts of energy, in the form of BioOil fuels, based upon utilization of relatively abundant and inexpensive biomass waste streams from agricultural and forest operations and other post-industrial biomass residues. In many cases, the feedstock sources are costly to dispose of and therefore are available at zero cost or are potentially revenue generating when converted into BioOil. The process of biomass to energy conversion is sustainable, renewable and greenhouse gas neutral, and is consistent with other renewable energy sources such as wind, hydro and solar. The significant advantage of biomass energy over other renewable forms of energy, is that biomass is capable of delivering energy on a 24/7 basis, whereas wind, hydro and solar energy sources are all subject to natural fluctuations often entailing significant downtime.

DynaMotive is attempting to establish its patented technology as the industry standard for the production of liquid biomass based fuels (other than ethanol), in competition with other pyrolysis technologies, and other biomass to energy applications. The Company's fast pyrolysis process efficiently converts raw biomass or biomass wastes into three fuel types:
Liquid (BioOil), Solid (char) and Gas (non-condensable gases). The non-condensable gases are used to fuel the pyrolysis process. The entire system is a closed loop with virtually no emissions or waste by-products.

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

As of December 31, 2005, the Company had three wholly-owned subsidiaries plus 99.9% ownership of a limited partnership: DynaMotive Corporation (incorporated in the State of Rhode Island in 1990), DynaMotive Europe Limited (formerly known as DynaMotive Technologies (UK) Ltd., incorporated in the United Kingdom in 1996), DynaMotive Canada, Inc. (incorporated in Canada in November 2000), and the West Lorne BioOil Co-Generation Limited Partnership (the "Limited Partnership") which was formed in Ontario, Canada in September 2003. DynaMotive Canada Inc. acts as the General Partner of the Limited Partnership, which operates the biooil co-generation plant.

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

The Company is currently commercializing its Fast Pyrolysis biomass-to-energy technology that converts low or zero cost forest and agricultural biomass residues into liquid BioOil that is then used as a "green" renewable fuel alternative for power generation, industrial use or as the raw material for a range of derivative products. In 2005 the Company completed construction of its first 100 tpd commercial scale plant, located adjacent to the Erie Flooring and Wood Products manufacturing plant in West Lorne, Ontario, Canada. The Company continues to ramp up the plant and bring the facility toward full operation in 2006.

I.    CORE TECHNOLOGIES

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

DynaMotive has six phases to its commercialization program as shown below:

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

Phase 4: DynaMotive completed commissioning of a new 10 tpd pilot plant in March 2001 which was de-commissioned in December 2002. The plant was built to industrial specifications complete with a state-of-the-art distributed control system (DCS). The plant had a production capacity of 6,000 litres of BioOil per day and achieved or exceeded this capacity output for more or less continuous periods of up to 10 days at a time. The plant has exceeded design parameters operating on a continuous basis at 50% above its nominal design capacity.

Phase 5: Following the 10 tpd pilot, DynaMotive began construction of a 100 tpd commercial scale plant, with commissioning completed by Q4 2005. This plant processes wood residues and is designed for continuous 24-hour production at commercial scale although this capacity has only be achieved for short periods of time since commissioning. This project is also intended to demonstrate continuous operation of end use applications (boilers/kilns and gas turbines). The principal goal of the commercial demonstration project is to demonstrate the economics of the process, and to secure future engineering, procurement and construction (EPC) commitments from the Company's current partners and potential future service and equipment providers. Ultimately, the Company expects these EPC commitments to facilitate lending commitments to execute on BioOil project developments as part of the Company's final commercialization phase.

The 100 tpd plant had a capital cost of approximately $16.1 million (Cdn$21 million), or 60% over budget, due to challenges involved in moving from pilot scale to commercial size. With government grants of approximate $4.3 million (Cdn$5 million) and a portion of the related costs being expensed, the Company carries the cost of the plant at $12.8 million (Cdn$15.0 million), which approximates its replacement cost and the Company believes this is a realizable value. The plant is designed to generate revenue streams of BioOil, char and electric power. As of December 31, 2005 the West Lorne Plant has been operated as part of commissioning since February, 2005 and produced minimal income. In 2006, the plant has been operational during the period from January 1 to April 24, when a planned maintenance shutdown commenced. The shutdown was completed in mid-June and the plant has re-started commercial operation. In the period January 1 to April 24, 2006, the plant was either producing or available (e.g. reactor warm) for 74 days. During this period, the West Lorne plant produced BioOil and Char for a number of purposes including BioOil shipments to the US of $23,549; successful commercial scale fuel demonstrations in a number of industries within Canada; running of the turbine; providing BioOil for business development and research initiatives in North America and Europe (including emulsification development); and providing a commercial scale platform for the Company in its evaluation of design and process improvements for its 200TPD unit now in fabrication. The operation of the turbine during this same period included running for a total of 79 hours at various operating levels, during which it produced 60,400 KWh of electricity.

In addition, the West Lorne facility has provided DynaMotive with a showcase of its commercial BioOil technology to many interested companies and government institutions and has been fundamental in the Company's successes in sale of plant and master licenses previously disclosed and those currently in negotiation.

Phases 6/7: With completion of the 100 tpd plant, DynaMotive and partners are working to develop multiple commercial plants at the 200 tpd scale and larger and to bring the costs of the plants down significantly. The Company is presently seeking to secure rights to multiple 'high disposal cost' biomass waste streams around the world, in order to launch its final commercial efforts. The Company believes that by securing rights to these biomass waste streams and related BioOil, power and/or energy purchase commitments will be able to catalyze the development of commercial BioOil projects that incorporate the design, engineering and licensing of its Fast Pyrolysis technology.

By virtue of being derived from biomass residues, all BioOil fuels are considered to be carbon dioxide and greenhouse gas neutral. When combusted, they produce no sulfur dioxide and significantly reduced nitrogen oxide emissions compared with hydrocarbon fuels, therefore having significant environmental advantages over these fuels with respect to atmospheric pollution.

1) BIOOIL PRODUCTION PROCESS

BioOil is produced using a patented fast pyrolysis process trade named Fast Pyrolysis that converts forest and agricultural biomass residues such as sawdust, sugar cane bagasse, rice husks and wheat straw amongst others into commercial fuels (BioOil, char and non-condensable gases). The process was developed by RTI.

In 1996, the Company obtained the exclusive worldwide rights from RTI for air emissions control products from this technology. In 1998, this exclusive arrangement with RTI was expanded to include the Fast Pyrolysis process and virtually any new products derived from BioOil including fuels and slow release fertilizers. In February 2000, the Company acquired the patent to this technology from RTI and entered into a research agreement with RTI on biofuels and BioOil derivative products. The research agreement has terminated and the patents are owned royalty-free.

In the fast pyrolysis reactor, biomass waste materials are rapidly heated in the absence of oxygen. The rapidly vaporized volatiles are then quickly condensed, forming a liquid fuel referred to as BioOil, solid char and non-condensable gases. Depending upon the feedstock used (many different sources of feedstock have been bench tested thus far), the process typically produces 60-75 tons of BioOil, 15-25 tons of char and approximately 15 tons of non-condensable gases from 100 tons of biomass residues. The Company believes that the overall simplicity of the Fast pyrolysis process and the fact that all the major equipment is already well proven in existing related industrial applications gives the Company's BioOil technology competitive advantages over other pyrolysis conversion technologies such as lower capital and operating costs, higher product yields, a significantly higher quality BioOil and the flexibility to process a wide variety of feedstocks.

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

2) BIOOIL COMMERCIAL DEMONSTRATIONS, APPLICATIONS AND MARKETS

During 2004, the Company began construction of its first 100 tpd plant in Ontario, Canada at the Erie Flooring and Wood Products ("Erie Flooring") facilities. The integrated plant utilizes wood residue from Erie Flooring's operations and is comprised of wood conditioning equipment, pyrolysis plant and power island. Pyrolysis and generation equipment are to be provided by DynaMotive and Magellan Aerospace, Orenda division (Orenda) respectively. Erie Flooring provides wood residue for the project and will receive electricity and process heat for its operations. The project began to export green power to Ontario's grid system in 2005. The project is expected to reach operating cash flow positive in 2006 based on sales of BioOil for energy and derivative products and sales of electricity and char. Operating costs are expected to be approximately $1 million per year on a normalized basis and the plant is forecast to produce a positive IRR and to prove the commercial viability of the technology.

The Company has entered into lease, wood supply, steam and electricity supply and other agreements with Erie Flooring, [ see "Consortium Master Agreement" referred to in Exhibit 4.6] which allow for operation of the plant. The Company has received its generation license from the Ontario Energy Board and has an interconnection agreement with Hydro One for the export of electric power to the Ontario electricity grid.

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

Orenda is in the second phase of a program to develop a commercial gas turbine package fueled by DynaMotive's BioOil. The 2.5 MW (megawatt) GT2500 turbine was successfully commissioned on BioOil in 2005 and has been installed at the Erie Flooring site. Orenda has also identified further commercial scale projects for its turbines and BioOil, in addition to Erie Flooring as referred to above.

DynaMotive also targets the industrial fuels market. Working with the Canadian federal department of Natural Resources CANMET Energy Technology Centre in Ottawa, Ontario, it developed a burner nozzle design for stable BioOil fuel combustion. This has created opportunities for early commercial applications for BioOil as a clean burning fuel to replace natural gas, diesel and other fossil fuels in the multi-billion dollar industrial boilers, kiln fuels and specialty heating applications markets. Testing of BioOil in lumber kilns was successfully completed in 2002. In 2003, DynaMotive completed pilot scale limekiln testing of BioOil fuel in conjunction with the University of British Columbia (UBC). Customers for BioOil fuels could potentially include local, regional and international power generators and electrical utilities (fuel substitution in large scale power plants and fuel for district heating), fuel distributors, forest companies (natural gas substitute in lime kilns, lumber kilns and boilers), oil and gas producers (steam production for extraction) and manufacturing companies (process heat) including sawmills, pulp mills and greenhouses. Beyond the programs above, testing continued with various industrial burner and boiler combustion experts and manufacturers and with industrial customers in 2005. These tests are a necessary prerequisite to long term fuel sales agreements.

The Company also continues to work with Cosan Bon Jesus ("Cosan" is Brazil's largest sugar and ethanol producer) with which the Company signed a comprehensive Memoranda of Understanding in March 1998. During 2005 the Company continued work with Cosan including site specific engineering studies. Cosan and DynaMotive have tested bagasse and optimized technical design for bagasse-based BioOil pyrolysis plants. The Company is concentrating on optimizing the design for a bagasse-fed BioOil pyrolysis plant and further validating applications, fuel quality and chemical composition of BioOil made from bagasse.

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

CHAR PRODUCTION

Char is a significant co-product of the Company's pyrolysis process comprising 15% to 20% yield from the input biomass at a value of approximately one half that of biooil on a weight basis when used for fuel purposes. Char is a granular solid with properties similar to coal. At 23 - 30 Giga Joules per tonne, pyrolysis char has a higher heating value than wood and many grades of coal. Like BioOil, it is a "green" fuel which is CO2 (carbon dioxide) neutral and does not contain any sulfur.

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

In 2003 and 2004 the Company, with the University of Saskatchewan, completed initial analysis concluding that char is an appropriate material for activated carbon. Research and testing in this area is continuing through 2006.

4) BIOOIL STRATEGIC PARTNERS, INVESTMENT AND GOVERNMENT FUNDING

The Company's BioOil technologies are consistent with the environmental and economic objectives of many governments around the world.

The Company has received strong support from Canadian government departments and funded entities. In 2003, the Company was approved to receive a funding contribution for the Erie Flooring Project from Sustainable Development Technology Canada (SDTC). On March 5, 2004 the Company signed the Contribution Agreement with SDTC, confirming their $ 4.3 million (C$5,000,000) capital grant to the Project, subject to completion of the agreed work plan and documentation of eligible costs and other reporting requirements over a three year period following completion of the Project (the "Contract Period"). In 2004, the Company received the three payments totaling $3.2 million (C$3.7 million) from SDTC. In November 2005, the Company received a payment of $0.7 million (C$0.8 million) from SDTC. The Company expects to receive the remaining $0.4 million (C$0.5 million) during 2006. If the Company sells the project or otherwise disposes during the Contract Period of assets financed by the SDTC funding, SDTC will have a claim on a portion of the proceeds.

In 2003 and 2004, the Company entered into amendments to its Research and Development Contribution agreement with the Government of Canada through Technology Partnerships Canada (TPC). In November 2004, the Company received an extension to its TPC funding agreement to March 31, 2006. The agreement confirms a maximum reimbursement cap of $7.1 million (C$8.235 million). The investment will help the Company further its commercial-scale demonstration programs, as well as continue its research, development and testing of DynaMotive's fast pyrolysis technology.

TPC is a key element in the federal government's innovation strategy, leveraging private sector investments in research, development and innovation in critical, leading-edge technologies. DynaMotive originally entered into the Contribution agreement with TPC in 1997 and as at December 31, 2005, had claimed US$6 million to fund pre-commercial Fast Pyrolysis research and development. The amended agreement modifies and expands key terms and conditions placed on the Company. The Company is required to repay these funds from a percentage of future sales up to a maximum of US$13.7 million. The Company will focus all funding from the amended Contribution agreement towards construction of a full commercial-scale forestry demonstration BioOil facility in Canada. The funds received from SDTC have been accounted for as a credit to the carrying cost of the West Lorne Plant.

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

While the Company has chosen to use only a limited number of manufacturers to produce the components for its technologies, in the opinion of management, the Company has a readily available supply of components and raw materials for all of its anticipated products from various sources and does not anticipate any difficulties in obtaining the components and raw materials necessary to its business. These components comprise primarily pyrolysis reactor chambers, burner assemblies, and conveyers.

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

III. EFFECT OF GOVERNMENTAL AND ENVIRONMENTAL PROTECTION REGULATIONS

Operators of the Company's pyrolysis plants will be subject to federal, provincial, state or foreign environmental laws. If full commercial use of BioOil in power generation, heat and other applications commences, the Company will become subject to various federal, local and foreign laws and regulations pertaining to the discharge of material into the environment, the use of biological waste products as feedstock, and otherwise relating to the protection of the environment. The Company believes that it will be able to comply with such laws at a cost which will not be prohibitive.

C.  Organizational Structure

(Please refer to PDF file)

As of December 31, 2005, the Company had three wholly-owned subsidiaries plus 99.9% ownership of a limited partnership: DynaMotive Corporation (incorporated in the State of Rhode Island in 1990), DynaMotive Europe Limited (formerly known as DynaMotive Technologies (UK) Ltd., incorporated in the United Kingdom in 1996) inactive in 2005, DynaMotive Canada, Inc. (incorporated in Canada in November 2000), and the West Lorne BioOil Co-Generation Limited Partnership (the "Limited Partnership") which was formed in Ontario, Canada in September 2003. DynaMotive Canada Inc. acts as the General Partner of the Limited Partnership, which has developed and operates the West Lorne Plant.

D.  Property, Plants and Equipment.

The Company's office facilities are leased. The Company's corporate headquarters, leased for a five-year period which commenced in May 2004, are located in a business park complex in Vancouver, BC, Canada with approximately 8,000 square feet of office space. The Company's principal capital asset is the West Lorne Plant discussed above.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

OVERVIEW

This section should be read in conjunction with the Company's financial statements included under Item 17 of this Form 20-F.

In 2005, DynaMotive invested primarily in the establishment of its West Lorne Plant and as well continued its research and development activities related to its BioOil technology along with business development activities to develop initial commercial projects and market acceptance of BioOil. Ongoing operations were focused in Canada.

A. RESULTS OF OPERATIONS

During the year ended December 31, 2005, the Company recorded a net operating loss of $11,997,344 compared to a net operating loss of $9,916,215 for the year 2004. The increase in operating loss in 2005 as compared to 2004 was primarily attributable increased activity related to completion of the Company's 100 tpd plant resulting in (i) an increase in interest expense
(ii) an increase in marketing expense, (iii) an increase in professional fees and (iv) an increase in rent. The net operating loss in 2005 reflected professional fees totaling $1,533,546, of which, $1,046,841 was non-cash amounts paid in shares. The non-cash professional fees in 2004 were $235,845. During the year ended December 31, 2004, the Company recorded a net operating loss of $9,916,215, compared to a net operating loss of $4,984,681 for the year 2003. The increase in operating loss in 2004 as compared to 2003 was primarily attributable to (i) an increase in general and administrative salaries and benefits (ii) an increase in marketing expense, (iii) an increase in professional fees and (iv) an increase in research and development. The net operating loss in 2004 reflected professional fees totaling $1,010,802, of which, $235,845 was non-cash amounts paid in shares. The non-cash professional fees in 2003 were $655,416.

The basic and diluted loss per common share decreased to eleven cents ($0.11) for the year 2005 from twelve cents ($0.12) for the year 2004. The loss per common share for the year 2003 was nine cents ($0.09). The decrease in basic and diluted loss per share for 2005 was due to both the increase in the loss for each year and the increase in the weighted average number of Common Shares outstanding from 80,979,299 shares in 2004 to 108,009,185 in 2005.

Overall capital expenditures, net of government grants and disposal, used for developing and patenting the Company's technologies decreased to $1,915,857 in 2005 from $9,106,450 in 2004. Capital expenditures for the Fast Pyrolysis technology decreased to $1,864,961 in 2005 from $8,982,857 in 2004. The decrease in the Fast Pyrolysis capital expenditures in 2005 was due mainly to the completion of constructing the 100 tpd industrial plant in Ontario in 2005. Overall capital expenditures, net of government grants and disposal, used for developing and patenting the Company's technologies increased to $9,106,450 in 2004 from $1,502,100 in 2003. Capital expenditures for the Fast Pyrolysis technology increased to $8,982,857 in 2004 from $1,497,398 in 2003. The increase in the Fast Pyrolysis capital expenditures in 2004 was due mainly to construction of the 100 tpd industrial plant in Ontario, Canada and initial payments on the 200 tpd plant to be constructed at a Canadian site.

The Company's total assets increased to $16,962,573 at the end of 2005 from $13,198,698 at the end of 2004, due mainly to the building of the 100 tpd commercial scale plant. Property, plant and equipment increased to $14,199,148 in 2005 from $12,154,153 in 2004 due to the building of the 100 tpd commercial scale plant. The total liabilities decreased to $8,670,165 at the end of 2005 from $8,911,500 at the end of 2004, due mainly to the increase of payments issued to the vendors related to the 100 tpd industrial plant. Current liabilities increased slightly to $7,861,317 at the end of 2005 from $7,843,828 at the end of 2004 due to an increase in accounts payable and accrued liabilities of the 100 tpd commercial scale plant and convertible debenture that are due within 12 months of December 31, 2005

For the years 2005, 2004 and 2003, the Company had expended on an annual basis $3,218,058, $3,455,511 and $969,419 respectively, on research and development. Of these amounts, $782,423, $765,106 and $456,438 respectively, were reimbursed by government funding. The remainder of the respective annual expenditures were paid by the Company. The level of research and development expenditure has decreased in 2004 and 2005 in support of development of the commercial scale plant and other product development activities. Future research and development expenditures are expected to be at a similar level.

The Company has been able to draw significantly from government grant and loan facilities, including the Government of Canada's Technology Partnerships Canada program both for expenditures made in 2004 and technical and project related expenditures in 2005. The Company's agreement with Technology Partnerships Canada pertains to maximum funding of US$7.1 million (C$8.235 million), of which $5.3 million (C$ 6.2 million) has been received as of year end 2005.

General and administrative salaries and benefits decreased to $5,152,851 in 2005 from $5,267,756 in 2004. The decrease in 2005 was mainly due to a decrease in non-cash compensation and management's conscious effort in controlling the Company's development activities with its 100 TPD commercial scale plant. General and administrative salaries and benefits increased to $5,267,756 in 2004 from $2,693,430 in 2003. The increase in 2004 was mainly due to increased activity in the general and administrative area, an increase in non-cash compensation and increase in the Company's development activities with its 100 TPD commercial scale plant. Due to the change in accounting policy for stock option compensation effective January 1, 2004, pursuant to which, the Company is required to use fair value method of calculating stock option compensation for all options granted subsequent to

January 1, 2002, modifications on the term of the employee stock options, stock based compensation expense recognized has increased during the 2004.

Professional fees increased to $1,533,546 (comprised of legal & accounting and audit fees of $243,988 and consulting fees of $1,289,558) in 2005 from $1,010,802 (of legal & accounting and audit fees of $240,955 and consulting fees of $769,847) in 2004. The increase was due mainly to the increase of hiring external consultants during the year. Professional fees increased to $1,010,802 in 2004 from $954,223 (comprised of legal & accounting and audit fees of $297,349 and consulting fees of $656,874) in 2003. The increase was due mainly to the increase of hiring external consultants during the year.

Amortization and depreciation increased to $148,556 in 2005 from $130,912 in 2004 due to the replacement of certain computer equipment and an increase of computer equipment for a number of new staff. Amortization and depreciation increased to $130,912 in 2004 from $125,580 in 2003 due to the replacement of certain computer equipment.

Interest and other income decreased to $5,614 in 2005 from $8,766 in 2004 due mainly to decrease of miscellaneous revenue in 2005. Interest and other income decreased to $8,766 in 2004 from $73,974 in 2003 due mainly to decrease of miscellaneous revenue in 2004.

Interest expense increased in 2005 to $1,445,918 from $151,758 in 2004 due mainly to the accretion of the debt discount and expense incurred on the conversion of long-term and short-term convertible loan. Interest expense decreased in 2004 to $151,758 from $320,643 in 2003 due mainly to the repayment of interest bearing debt.

Marketing expense increased to $496,297 in 2005 from $283,322 in 2004 due to an increase in business development and corporate financing activities and during the year. Marketing expense increased to $283,322 in 2004 from $155,914 in 2003 due to an increase in business development activities and participation in an environmental conference during the year.

Office supplies, telephone and insurance increased to $467,854 in 2005 from $328,286 in 2004 due to the increased activities in the general and administrative area. Office supplies, telephone and insurance increased to $328,286 in 2004 from $300,751 in 2003 due to the increased activities in the general and administrative area.

Rent for leased premises increased to $175,294 in 2005 from $107,804 in 2004 due to the increase of office space and addition of accommodation for staff working at the West Lorne site. Rent for leased premises decreased to $107,804 in 2004 from $109,653 in 2003 due to the change in office and storage space.

Currency exchange gain in 2005 amounted to $33,677 compared to a gain of $53,156 in 2004 due to the depreciation of the US Dollar. Currency exchange gain in 2004 amounted to $53,156 compared to a gain of $177,551 in 2003 due to the depreciation of the US Dollar.

Loss on the write-down of long-term assets was $200,457 in 2005 as the Company wrote-off its 10 TPD pilot plant as management determined its value was permanently impaired.

B. LIQUIDITY AND CAPITAL RESOURCES

Principal sources of liquidity during the year ended December 31, 2005 were
(i) $6,398,254 in net proceeds ($6,433,295 gross) after deducting related issue costs and expenses from private placement offerings of the Company's Common Shares and the exercise of Common Share options for cash, (ii) $1,957,000 in deposits for Common Shares to be issued in 2006 pursuant to private placement offerings commenced in 2005, (iii) $1,825,000 increase in short-term convertible loan, (iv) $42,331 decreased in repayment of short-term loan and (v) $368,712 increase in government grant receivable.

For the previous year ended December 31, 2004 the Principal sources of liquidity during the year ended December 31, 2004 were (i) $4,857,699 in net proceeds ($5,242,734 gross) after deducting related issue costs and expenses from private placement offerings of the Company's Common Shares and the exercise of Common Share options for cash, (ii) $1,636,408 in deposits for Common Shares to be issued in 2005 pursuant to private placement offerings commenced in 2004, (iii) $830,013 increase in convertible loan, (iv) $816,727 increase in long-term debts and (v) $509,879 decrease in government grant receivable.

Overall cash inflows increased during 2005 due to significantly increased financing activities and the completion of constructing of the West Lorne Project in 2005. During the year ended December 31, 2005, the Company used cash in operating activities and in investing activities of $6,734,729 and $1,775,189 respectively, and generated cash from financing activities of $9,769,211.

During the previous year ended December 31, 2004, the Company used cash in operating activities and in investing activities of $2,883,735 and $5,824,645 respectively, and generated cash from financing activities of $8,693,057. During year ended December 31, 2003, the Company used cash in operating activities and in investing activities of $2,169,755 and $530,209 respectively, and generated cash from financing activities of $3,221,353.

The net amount of cash used in operating activities during 2005 increased by 134% of cash used in operating activities during 2004 due to the completion and commissioning of the Company's 100 tpd plant and the resulting increase in business development activities. Cash used in operating activities consisted primarily of a net loss for 2005 of $11,997,344 that was offset by
(i) amortization of non-cash items in the sum of $148,556, (ii) non-cash equity compensation expenses, $3,697,057, and (iii) non-cash accretion expense in the amount of $1,068,192.

The net amount of cash used in operating activities during 2004 increased by 33% of cash used in operating activities during 2003. Cash used in operating activities consisted primarily of a net loss for 2004 of $9,916,215 that was offset by (i) amortization of non-cash items in the sum of $130,912, (ii) non-cash equity compensation expenses, $4,730,604, and (iii) net change in non-cash working capital balances related to operations of $2,087,156.

Financing activities during 2005 generated a net increase in cash of $9,769,211, primarily from the Company's private placements of Common Shares. Financing activities during 2004 generated a net increase in cash of $8,693,057, primarily from the Company's private placements of Common Shares.

Investing activities in 2005 resulted in the use of cash, net of grants and disposal, in the amount of $1,775,189 that consisted of $1,580,195 that was incurred in the acquisition of capital assets, $22,181 was expended on patents and $172,813 was increased in restricted cash (funds held by the Company's lawyer as collateral for short-term convertible debentures). Investing activities in 2004 resulted in the use of cash, net of grants and disposal, in the amount of $5,824,645 that consisted of $5,804,656 that was incurred in the acquisition of capital assets, $19,989 was expended on patents. Investing activities in 2003 resulted in use of cash, net of grants and disposal, in the amount of $530,209 that consisted of $491,057 that was incurred in the acquisition of capital assets, $6,479 was expended on patents and $32,673 was expended on other long-term assets.

During the first quarter of 2005, the Company raised subscription funds of $2.5 million relating to the private placement commenced commencing in the second quarter of 2004 at subscription prices ranging from $0.30 to $0.523 per share. 6 million shares and 2.2 million Common Share Purchase Warrants were issued as a result of this funding.

During the second quarter, the Board approved a tranched funding of up to $20 million to meet its objectives for additional working capital, general corporate purposes and to assist the Company in the completion of its first commercial plant. The Company raised subscription funds of $0.68 million relating to the same private placement of the previous quarter at subscription prices ranging from $0.337 to $0.427 per share. 1.2 million shares and 0.3 million Common Share Purchase Warrants were issued as a result of this funding.

During the second quarter of 2005 the Company issued $1.825 million of convertible debentures including $175,000 of debentures issued to officers and directors (or companies controlled by officers and directors) of the Company. The debentures are due between June and September 2006, have an interest rate of 10% payable in shares and are convertible into Company common shares at rates between $0.40 and $0.425 per share. These debentures are collateralized by certain government receivables and are guaranteed by the Company. In September and December 2005, $1.15 million of the debentures were converted into 2.7 million common shares and 0.68 million Series U warrants. As at December 31, 2005, $675,000 of these debentures remain outstanding.

During the third quarter of 2005, the Company raised subscription funds of $2.5 million relating to the same private placement of the previous quarter at subscription prices ranging from $0.40 to $0.48 per share. 5.1 million shares and 1.3 million Common Share Purchase Warrants were issued as a result of this funding.

During the fourth quarter, the Company raised further $2.8 million relating to the same the private placement of the previous quarter at share prices ranging from $0.455 to $0.71 per share. 3.8 million shares and 0.9 million Common Share Purchase Warrants were issued as a result of this funding.

In total, the Company raised during 2005 $7.1 million in cash and settled $1.8 million in consulting fees payable by the Company (these shares were valued based on the quoted market price on the date of the settlement agreement) for a total of 20 million Common Shares and 6 million Common Share Purchase Warrants.

With the current cash on hand and anticipated cash flow from sales revenue, the Company anticipates that it will have sufficient cash resources and available financing to satisfy its cash requirements for the next 12 months. The Company may require additional funding for the commercial expansion of its Fast Pyrolysis technologies through the year 2006 and beyond. Given market conditions and other factors, there can be no guarantee that the Company will be successful in securing additional finance. If adequate funds are not available on acceptable terms when needed, the Company may be required to delay, scale-back or eliminate the manufacturing, marketing or sales of one or more of its products or research and development programs. The outcome of these matters cannot be predicted at this time. The Company's future operations are dependent on the market's acceptance of its products in order to ultimately generate future profitable operations, and the Company's ability to secure sufficient financing to fund future operations. There can be no assurance that the Company's products will be able to secure market acceptance. Management plans to raise additional equity financing to enable the company to complete its development plans. Subsequent to the year end, during the period from January 1 to March 24, 2006, the Company issued 11,253,937 common shares for total proceeds of $7,680,459, inclusive of $1,615,000 received as at December 31, 2005, relating to a private placement commencing during the forth quarter of 2005. In addition during the period from January 1 to March 24, 2006, the Company received $1.64 million on the exercise of 269,172 options and 4,022,806 warrants.

The Company's 2006 financing plan is structured to enable construction of the Company's first 200 tonne per day ("tpd") BioOil manufacturing facility. The core of the strategy surrounds market and project based equity financing that minimizes equity dilution while raising sufficient capital for operations and projects. In addition, the Company will seek asset backed debt financing if such facilities are available on reasonable commercial terms.

In addition to contemplated equity and debt offerings, the Company expects to be able to draw approximately $1.5 million in 2006 being the balance of government grant and loan facilities, including the Government of Canada's Technology Partnerships program and from the approved SDTC funding towards the West Lorne Project.

In connection with the Company's 200 tpd project, the Company is committed to outstanding construction commitments of approximately $2.6 million and expects the project to be completed in late 2006.

The Company's funding plan for 2006 is structured so that equity placements explained above will maintain Company and project operations. Additionally, the Company contemplates a private placement and project finance strategy which, with government contributions, other project funding and sales, are expected to fund the 200tpd project(s) which are expected to be developed during 2006. Any delay in securing project funding for a project will delay the construction and commissioning of that project.

The West Lorne Project has committed to a seven year $3 million (C$3.6 million) turbine financing agreement which will be secured by the turbine and other power island assets. The Project has also entered into a three year loan agreement for $0.8 million (C$1.0 million) of which $816,727 (C$1,000,000) has been advanced as at December 31, 2005. This loan is secured by a first charge on all of the project's assets aside from the power island assets. For detail, please see note 10 of the Audited Consolidated Financial Statements 2005.

In 2004 the Company entered into an agreement to pay for equipment and services in exchange for an $830,013 (C$1 million) convertible debenture. The debenture is convertible into common shares of the Company at the market price at time of conversion, subject to a minimum conversion price of US$0.40 per share and a maximum conversion price of US$0.60 per share. The debenture bears no interest and the principal is due December 10, 2009. The entire loan was converted in 2005 into 1,535,001 DynaMotive common shares and 767,000 two-year Series S warrants exercisable at $0.57 per share. For detail, please see note 9(a) of the Audited Consolidated Financial Statements 2005.

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

Investment tax credits are accounted for under the cost reduction method whereby they are netted against the expense or capital asset to which they relate. Investment tax credits are recorded when the Company has incurred the qualifying expenditures and there is reasonable assurance the tax credits will be realized. As at December 31, 2005 and 2004, no investment tax credits have been recorded.

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

Stock Based Compensation Plan

The Company has two stock based compensation plans - a stock appreciation rights ("SA Rights") plan, which is no longer being used, and a stock option plan for directors and employees, which are described in note 11. There are a total of 22,639,120 shares reserved for options under the plan of which 13,580,533 have been granted (see details under Executive Compensation). Under the terms of the stock option plan the Company may grant fixed options or options whose vesting is contingent on future performance. Under Canadian GAAP, compensation is recognized under the fair value based method when fixed or performance based stock options are granted to employees and directors. Compensation is recognized using the fair value based method for SA Rights, under Canadian GAAP, when the performance criteria have been met and amortized over the service period.

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

Effective January 1, 2004, the Company adopted the Canadian GAAP fair-value-based method for all stock-based awards granted on or after January 1, 2004 and retroactively applied this method without restatement. For US GAAP purposes, the Company continues to follow SFAS No. 123.("SFAS 123") "Accounting for Stock Based Compensation" in accounting for options granted to non-employees and Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25) and related interpretations, in accounting for stock options granted to officers, directors, and employees. Compensation expense is calculated based on the difference, on the measurement date, between the fair market value of the Company's stock and the exercise price and is recorded over the vesting period of the options. During 2005, 152,000 [2004 - 315,813; 2003 - 1,595,456] fixed employee stock options granted with exercise prices less than the market price of the underlying stock on the date of the grant. For U.S. GAAP purposes, the stock appreciation rights ("SA Rights") and performance-based stock options are accounted for as a variable compensation plan under APB 25. The Company uses the best estimates of number of SA Rights to be exercised (or forfeited) to record the compensation relating to variable plans.

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

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENCES, ETC.

The Company considers patents to be an important aspect of the Company's business. The Company protects its intellectual property such as trademarks, patents, product designs, manufacturing processes and new product research and concepts. These rights are protected through patents and trademark registrations, the maintenance of trade secrets and, when necessary and appropriate. The Company also maintains stringent procedures to maintain the secrecy of its confidential business information. These procedures include the establishment of "need to know" criteria for the dissemination of certain information and the use of written confidentiality agreements in cases where the sharing of proprietary information with third parties is necessary.

As of May 24, 2006, the Company's key patent is protected in 11 countries, patent applications pending in 5 countries and is scheduled to expire between years 2016 and 2024. A US Patent was granted in February 2006 with respect to an enhancement of the key patent and based on this, a US PCT application was filed in February 2005.

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

D. TREND INFORMATION.

The Company's Fast Pyrolysis technology produces BioOil, a fuel that will compete with conventional energy sources. Therefore, price trends in the broad energy industry and developments in the alternative energy sector will affect the commercial viability and attractiveness of BioOil. The economic attractiveness of BioOil production is significantly affected by the availability of suitable biomass feedstock, the price of which may be effected on a regional basis by competing uses for the feedstock from other industries. The price of emissions credits, which can result from combustion of BioOil which displaces hydrocarbon fuels, may be affected by many outside factors including legislated requirements and international agreements.

E. OFF-BALANCE SHEET ARRANGEMENTS

Nil

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table provides as of December 31, 2005 the known long term obligations and commitments of the Company:

|========================================================================|
|                       |         |         |         |         |        |
|Contractual Obligations| Total   | Less    | 1 - 3   | 3 - 5   | More   |
|                       |         | than 1  | years   | years   | than 5 |
|                       |         | year    |         |         | years  |
|------------------------------------------------------------------------|
|Operating lease        |         |         |         |         |        |
|obligations - Office   | Nil     | Nil     | Nil     | Nil     | Nil    |
|equipment              |         |         |         |         |        |
|------------------------------------------------------------------------|
|Premise lease          |         |         |         |         |        |
|obligations - Head     | 498,260 | 142,879 | 306,684 | 48,697  | Nil    |
|office                 |         |         |         |         |        |
|------------------------------------------------------------------------|
|Convertible debts -    |         |         |         |         |        |
|short-term             | 675,000 |  675,000|    Nil  |   Nil   |   Nil  |
|-------------------- --|---------|---------|---------|---------|--------|
|Long-term debt         | 830,013 |   Nil   | 830,013 |   Nil   |   Nil  |
|-----------------------|---------|---------|---------|---------|--------|
|Construction           |2,569,055|2,569,055|   Nil   |   Nil   |   Nil  |
|commitments            |         |         |         |         |        |
|-----------------------|---------|---------|---------|---------|--------|
|Total                  |4,572,328|3,386,934|1,136,697|  48,697 |   Nil  |
|========================================================================|

We have an operating lease for office facilities of our head office.

G. SAFE HARBOR

Forward Looking Statement

Statements in this report concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, future capital needs, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

As at May 24, 2006, the Company's directors and executive officers are:

Name                           Age       Position

Richard Chen-Hsing Lin (2)(3)   62       Chairman, President,
                                         Operations-China and Director

R. Andrew Kingston (3)          46       President, Chief Executive
                                         Officer and Director

Curtin Winsor, Jr., Ph.D.(1)(2) 66       Director

Desmond Radlein, Ph.D. (1)(2)(3) 57       Director

Shing-Cheng Hong (1)            72       Director

Chih-Lin Chu                    38       Director

Brian Richardson                43       Chief Financial Officer

Paul Hughes                     36       Chief Operating Officer

Jan Barynin, Ph.D.              69       Vice President, Engineering

Laura Santos                    56       Corporate Secretary

Jeffrey Lin                     36       Vice President, Business
                                         Development- China and Japan
-------
    (1) Member of the Audit and Corporate Governance Committee of the Board of Directors.
    (2) Member of the Compensation Committee of the Board of Directors.
    (3) Member of the Executive Committee of the Board of Directors.

All Directors are elected annually at the Company's Annual Meeting of Shareholders. The executive officers of the Company are appointed annually at the first meeting of the Company's Board of Directors held after each annual meeting of shareholders. Each director and executive officer of the Company holds office until his or her successor is duly elected and qualified or until his or her death or resignation or until he or she shall be removed in the manner provided by the Company's by-laws. There is no arrangement or understanding between any director or executive officer and any other person pursuant to which any director or executive officer is selected.

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

Paul Hughes, C.A., MBA Mr. Hughes was appointed Chief Operating Officer of the Company in September 2005. From 2002 - 2005, Mr. Hughes was Head of Power Projects and Alternative Fuels as well as founding partner and member of the Executive team of MCC Energy PLC. He helped to take the energy start-up from conception to flotation. From 1991 - 2000, he worked at Pantellos Group, TXU Corp. and Grant Thornton Chartered Accountants in high-level management positions that involved strategic planning and corporate finance. Mr. Hughes has extensive strategic, financial and commercial experience gained through Europe and North America. He graduated with an Executive MBA degree as well as with a BSc (Hons) Managerial & Administrative Studies degree. Mr. Hughes also received his designation as a Chartered Accountant in the UK.

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

Laura Santos, BFA. Mrs. Santos has been Secretary of the Company since March 1998, Assistant Secretary and Executive Assistant from 1994 to 1998. Prior to joining the Company, she was Accounting Supervisor with Everex Systems from 1990 to 1993; Senior Accounting Assistant with Walbar, Canada from 1989 to 1990 and with CitiBank, N.A. and Chemical Bank in New York from 1983 to 1988. She was also Assistant to the Executive Secretary of the Philippine American Chamber of Commerce in New York from 1982 to 1983. Mrs. Santos graduated with a Bachelor of Fine Arts degree from the University of the East, Philippines.

Jeffrey Lin, B.Sc. MBA, CMA. Mr. Lin joined DynaMotive in 1994 and has been appointed VP Business Development to lead the Company's expansion efforts in Japan and China. Before joining the business development team, Mr. Lin previously held positions as the Director of Finance and Project Manager with the Company. Mr. Lin has the technical knowledge, business and financial experience as well as the cultural background and the language skills to open new business opportunities in Asia.

B. Compensation of Directors and Senior Management

The following table contains a summary of compensation paid or payable to directors and senior management during the year ended December 31, 2005*:

|=======================================================================|
|                    |             |           |            |           |
|                    |             |           |Long-term   |Long-term  |
|                    |Salary       |Bonus      |Incentive   |Incentive  |
|Name                |($)          |($)        |Plan        |Plan       |
|                    |             |           |($)         |($)        |
|-----------------------------------------------------------------------|
|Richard Chen-Hsing  |   189,960   |   194,900 |     -      |     -     |
|Lin                 |             |           |            |           |
|-----------------------------------------------------------------------|
|Robert Andrew       |   295,494   |   303,177 |     -      |     -     |
|Kingston            |             |           |            |           |
|-----------------------------------------------------------------------|
|Curtin Window, Jr., |     9,491** |     -     |     -      |     -     |
|Ph.D                |             |           |            |           |
|-----------------------------------------------------------------------|
|Shing-Cheng Hong    |    13,370** |     -     |     -      |     -     |
|-----------------------------------------------------------------------|
|Desmond Radlein     |    13,617** |     -     |     -      |     -     |
|-----------------------------------------------------------------------|
|Chih-Lin Chu        |     8,253** |           |            |           |
|-----------------------------------------------------------------------|
|Brian Richardson    |   142,878   |  136,172  |     -      |     -     |
|-----------------------------------------------------------------------|
|Paul Hughes         |    67,398   |   37,138  |     -      |     -     |
|-----------------------------------------------------------------------|
|Jan Barynin         |   115,540   |   18,569  |     -      |     -     |
|-----------------------------------------------------------------------|
|Laura Santos        |    99,034   |   74,276  |     -      |     -     |
|-----------------------------------------------------------------------|
|Jeffrey Lin         |    99,034   |   74,276  |     -      |     -     |
|=======================================================================|

*Except as otherwise noted, all compensation are disclosed in U.S. dollars based upon 2005's average exchange rate of $0.8253 per dollar.

** 50% to be paid in cash ($22,365) and 50% in shares (total of 37,118 restricted common shares)

The following table lists stock options outstanding at December 31, 2005 to purchase common shares of the Company for directors and senior management:

|========================================================================|
|                        |              |         |                      |
|Name                    |Number of     |Exercise |Expiry Date           |
|                        |Shares        |Price    |                      |
|------------------------------------------------------------------------|
|Richard Chen Hsing Lin  |  750,000     |$0.50    |02-Feb-10 to 29-Apr-12|
|------------------------------------------------------------------------|
|Richard Chen Hsing Lin  |  300,000     |$0.23    |30-Aug-13             |
|------------------------------------------------------------------------|
|Richard Chen Hsing Lin  |  605,660     |$0.20    |30-Aug 13 to 31-Mar-14|
|------------------------------------------------------------------------|
|Richard Chen Hsing Lin  |1,500,000     |$0.45    |31-Jul-09 to 31-Jul-10      |
|------------------------------------------------------------------------|
|Robert Andrew Kingston  |  775,000     |$0.50    |02-Feb-10 to 23-Feb-12|
|------------------------------------------------------------------------|
|Robert Andrew Kingston  |  907,649     |$0.20    |30-Aug-13 to 14-Mar-14|
|------------------------------------------------------------------------|
|Robert Andrew Kingston  |  300,000     |$0.23    |30-Aug-13             |
|------------------------------------------------------------------------|
|Robert Andrew Kingston  |2,400,000     |$0.22    |30-Aug-13 to 22-Dec-13|
|------------------------------------------------------------------------|
|Robert Andrew Kingston  |1,500,000     |$0.45    |31-Jul-09 to 31-Jul-10|
|------------------------------------------------------------------------|
|Curtin Winsor, Jr., Ph.D|   24,000     |$0.90    |10-Dec-06             |
|------------------------------------------------------------------------|
|Curtin Winsor, Jr., Ph.D|   24,000     |$0.33    |22-Dec-08             |
|------------------------------------------------------------------------|
|Curtin Winsor, Jr., Ph.D|   30,000     |$0.45    |05-Aug-08 to 22-Dec-09|
|------------------------------------------------------------------------|
|Desmond Radlein, Ph.D   |   20,000     |$0.90    |10-Dec-06             |
|------------------------------------------------------------------------|
|Desmond Radlein, Ph.D   |   24,000     |$0.33    |22-Dec-08             |
|------------------------------------------------------------------------|
|Desmond Radlein, Ph.D   |   46,000     |$0.45    |05-Aug-08 to 22-Dec-09|

|------------------------------------------------------------------------|
|Shing-Cheng Hong        |   16,000     |$0.90    |10-Dec-06             |
|------------------------------------------------------------------------|
|Shing-Cheng Hong        |   16,000     |$0.33    |22-Dec-08             |
|------------------------------------------------------------------------|
|Shing-Cheng Hong        |   46,000     |$0.45    |05-Aug-08 to 22-Dec-09|
|------------------------------------------------------------------------|
|Chih-Lin Chu            |   16,000     |$0.90    |09-Dec-06             |
|------------------------------------------------------------------------|
|Chih-Lin Chu            |   16,000     |$0.33    |22-Dec-08             |
|------------------------------------------------------------------------|
|Chih-Lin Chu            |   30,000     |$0.45    |05-Aug-08 to 22-Dec-09|
|------------------------------------------------------------------------|
|Brian Richardson        |  125,000     |$0.23    |06-May-06             |
|------------------------------------------------------------------------|
|Brian Richardson        |  100,000     |$0.45    |30-Aug-06             |
|------------------------------------------------------------------------|
|Brian Richardson        |   78,067     |$0.20    |14-Mar-06             |
|------------------------------------------------------------------------|
|Brian Richardson        |  400,000     |$0.48    |01-Nov-08 to 21-Jan-09|
|------------------------------------------------------------------------|
|Brian Richardson        |  150,000     |$0.58    |01-Nov-08             |
|------------------------------------------------------------------------|
|Paul Hughes             |  200,000     |$0.49    |31-May-08             |
|------------------------------------------------------------------------|
|Jan Barynin             |  400,000     |$0.48    |31-Dec-09 to 21-Jan-09|
|------------------------------------------------------------------------|
|Laura Santos            |   10,000     |$1.00    |2-Feb-10              |
|------------------------------------------------------------------------|
|Laura Santos            |   80,000     |$1.50    |14-Jun-10 to 31-Jan-11|
|------------------------------------------------------------------------|
|Laura Santos            |   15,000     |$0.50    |28-Apr-12             |
|------------------------------------------------------------------------|
|Laura Santos            |  100,000     |$0.23    |30-Aug-13             |
|------------------------------------------------------------------------|
|Laura Santos            |  122,308     |$0.20    |30-Aug-13 to 14-Mar-14|
|------------------------------------------------------------------------|
|Laura Santos            |  200,000      |$0.48    |31-Dec-09             |
|------------------------------------------------------------------------|
|Jeffrey Lin             |  110,000     |$1.00    |02-Feb-10             |
|------------------------------------------------------------------------|
|Jeffrey Lin             |   15,000     |$0.50    |28-Apr-12             |
|------------------------------------------------------------------------|
|Jeffrey Lin             |  100,000     |$0.23    |30-Aug-13             |
|------------------------------------------------------------------------|
|Jeffrey Lin             |  200,000     |$0.49    |21-Jan-09             |
|========================================================================|

C. Board Practices and Share Ownership

Members of the Board of Directors have served in their respective capacities since their election. Each director elected will hold office until the conclusion of the next Annual General Meeting of the Company at which a director is elected, unless the director's office is earlier vacated in accordance with the Articles of the Company or the provisions of the Business Corporations Act (British Columbia).

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

The Board approved in May 2004 a new compensation plan as proposed by the Compensation Committee for non-management Board members and Committee chairs, as follows: a) annual retainer of $8,253, and $4,126 for Board members and Committee chairs respectively, payable in 50% cash and 50% in common stock priced at $0.60 per share for year 2004-2005; b) 15,000 and 8,000 stock options for Board members, and Committee chairs, respectively; the term of the stock options is for four (4) years and priced at $0.45 per share for years 2004-2006; c) Board and Committee meeting fees - $247 per meeting under two (2) hours and $990 per meeting over two (2) hours, payable in 50% cash and 50% in common stock priced on the last trading day of the respective quarter at the lower of the price on such day or the average of the previous five trading days. The Compensation Committee of the Board regularly reviews the appropriateness of Director's compensation. The directors are also reimbursed for out-of-pocket expenses such as reasonable traveling, hotel and other expenses incurred in and about the business of the Company.

Executive officers of the Company who also act as directors of the Company do not receive any additional compensation for services rendered in their capacity as directors, other than as paid by the Company to such executive officers in their capacity as executive officers.

The following table sets out the names of directors and senior management, the period of time during which each has been a director or senior manager of the Company, and the number of common shares of the Company beneficially owned by each of them, directly or indirectly, or over which control or direction is exercised and percentage of ownership as at May 24, 2006:

|=======================================================================|
|                              |                    |                   |
|                              |Periods during which|Shares Owned and % |
|                              |Has Served as a     |of Ownership       |
|Name                          |Director or Senior  |                   |
|                              |Manager             |                   |
|-----------------------------------------------------------------------|
|Richard Chen-Hsing Lin(2)(3)  |Since 1992          |2,038,087 Common   |
|Chairman, President,          |                    |shares(2)          |
|Operations-China and Director |                    |1.35%              |
|-----------------------------------------------------------------------|
|Robert Andrew Kingston (3)    |Since 1999          |969,409 Common     |
|President, Chief Executive    |                    |shares(3)          |
|Officer and Director          |                    |0.06%              |
|-----------------------------------------------------------------------|
|Curtin Winsor, Jr., Ph.D.(1)  |Since 1996          |1,536,354 Common   |
|(2)                           |                    |shares(4)          |
|Director                      |                    |1.02%              |

|-----------------------------------------------------------------------|
|Shing-Cheng Hong(1)           |Since 1997          |123,506 Common     |
|                              |                    |shares (5)         |
|Director                      |                    |0.08%              |
|-----------------------------------------------------------------------|
|Chih-Lin Chu                  |Since 2001          |6,845 Common       |
|Director                      |                    |Shares (6)         |
|                              |                    |0.005%             |
|-----------------------------------------------------------------------|
|Desmond Radlein, Ph.D.(1)     |1997 - 2002 and 2003|50,619 Common      |
|(2)(3)                        |to present          |shares (7)         |
|Director                      |                    |0.034%             |
|-----------------------------------------------------------------------|
|Brian Richardson              |Since 2003          |151,000 Common     |
|Chief Financial Officer       |                    |shares             |
|                              |                    |0.10%              |
|-----------------------------------------------------------------------|
|Paul Hughes                   |Since 2005          |221,145 Common     |
|Chief Operating Officer       |                    |Shares             |
|                              |                    |0.15%              |
|-----------------------------------------------------------------------|
|Jan Barynin, Ph.D., P.Eng     |Since 2004          |nil                |
|Vice President, Engineering   |                    |                   |
|-----------------------------------------------------------------------|
|Laura Santos                  |Since 1998          |24,172 Common      |
|Corporate Secretary           |                    |shares             |
|                              |                    |0.016%             |
|-----------------------------------------------------------------------|
|Jeffrey Lin                   |January 2005        |100,000 Common     |
|Vice President, Business      |                    |shares             |
|Development - China and Japan |                    |0.066%             |
|=======================================================================|

Notes:

(1) The information as to Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(2) Includes 2,038,087 Common Shares, of which 1,338,045 Common Shares are held by Cantai Property Limited (Cantai), a company controlled by Mr. Lin and includes 172,912 Common Shares held by Neoventi Technology Corporation over which Mr. Lin has voting and disposition powers. Mr. Lin also holds options to purchase up to an aggregate of 3,155,660 Common Shares (1,000,000 Common Shares at an exercise price of $0.45, expiring on July 31, 2009; 750,000 Common Shares at an exercise price of $0.50, expiring on April 28, 2012, 300,000 Common Shares at an exercise price of $0.23, expiring on August 30, 2013; 605,660 Common Shares at an exercise price of $0.20, expiring on March 31, 2014 and 500,000 Common Shares at an exercise price of $0.45, expiring July 31, 2010).

(3) Includes 969,409 Common Shares; 830,853 of these Shares are held in the name of Cape Fear Ltd., a UK company of which Mr. Kingston, has served as a director in the past. Mr. Kingston also holds options to purchase up to an aggregate of 5,882,649 Common Shares (1,000,000 Common Shares at an exercise price of $0.45, expiring on July 31, 2009; 775,000 Common Shares at an exercise price of $0.50, expiring on February 23, 2012; 300,000 Common Shares at an exercise price of $0.23, expiring on December 22, 2013; 2,400,000 Common Shares at an exercise price of $0.22, expiring on December 22, 2013; 907,649 Common Shares at an exercise price of $0.20, expiring on March 14, 2014, and 500,000 Common Shares at an exercise price of $0.45, expiring on July 31,
      2010).

(4) Includes 1,536,354 Common Shares of which 1,273,262 Common Shares are held by Legacy Trust. Dr. Winsor also holds options to purchase up to an aggregate of 78,000 Common Shares (24,000 Common Shares at an exercise price of $0.90, expiring on December 10, 2006; 24,000 Common Shares at an exercise price of $0.33, expiring on December 22, 2008; 15,000 Common Shares at an exercise price of $0.45, expiring on August 5, 2008 , and 15,000 Common Shares at an exercise price of $0.45, expiring on December 22, 2009).

(5)   Mr. Hong also holds options to purchase up to 16,000 Common
      Shares at an exercise price of $0.90, expiring on December 9, 2006.

(6) Mr. Chu also holds options to purchase up to an aggregate of 62,000 Common Shares (16,000 Common Shares at an exercise price of $0.90, expiring on December 9, 2006; 16,000 Common Shares at an exercise price of $0.33, expiring on December 22, 2008; 15,000 Common Shares at an exercise price of $0.45, expiring on August 5, 2008, and 15,000 Common Shares at an exercise price of $0.45, expiring on December 22, 2009).

(7) Dr. Desmond Radlein also holds options to purchase up to an aggregate of 90,000 Common Shares (20,000 Common Shares at an exercise price of $0.90, expiring on December 9, 2006; 24,000 Common Shares at an exercise price of $0.33, expiring on December 22, 2008; 23,000 Common Shares at an exercise price of $0.45, expiring on August 5, 2008, and 23,000 Common Shares at an exercise price of $0.45, expiring on December 22, 2009).

The number of shares beneficially owned by the directors and senior management, directly or indirectly, are based on information furnished by Computershare Trust Company of Canada, the registrar and transfer agent of the Company, and by the nominees themselves. The Directors and Officers beneficially own or effectively control as a group a total of 5,221,137 shares which represent 3.45% of the total issued and outstanding shares of the Company.

The Directors and Senior Management hold a total of 11,786,617 options. 4,799,617 options are exercisable between $0.20 and $0.33 each; 6,711,000 are exercisable between $0.45 and $0.58 each; and 276,000 options are exercisable between $0.90 and $1.50 each. All unexercised options were in the money based on the average trading price of $1.54 per Common share as listed on the OTC BB as at May 24, 2006.

Percentage of class is calculated based on the outstanding common shares as at May 24, 2006 of 150,927,262.

The Company has a Stock Option Plan (the "Plan"), enabling the Company to provide its directors, officers and employees with an opportunity to share in increases in the value of the Company's shares. The Plan is intended to attract and retain the services of directors, officers, employees and consultants to the Company for the benefit of the Company and its shareholders and to provide additional incentive for such directors, officers and employees to continue to work in the best interests of the Company and its shareholders through continuing ownership of its Common Stock. At May 24, 2006, 9,058,587 options were issuable under the Plan and 13,580,533 options were outstanding at exercise prices ranging from $0.20 to $1.50 per common share.

          AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

Multilateral Instrument 52-110 of the Canadian Securities
Administrators ("MI52-110") requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following:

The Audit and Corporate Governance Committee's Charter

The audit committee has a charter. A copy of the audit committee charter is attached as Schedule "A" hereto.

Composition of the Audit and Corporate Governance Committee

The members of the audit and corporate governance committee are Shing-Cheng Hong, Dr. Curtin Winsor, Jr. and Dr. Desmond Radlein, all are independent members of the audit committee except for Dr. Radlein. All members are considered to be financially literate.

A member of the audit and corporate governance committee is independent if the member has no direct or indirect material relationship with the Company. A material relationship means a relationship which could, in the view of the Company's board of directors, reasonably interfere with the exercise of a member's independent judgment.

A member of the audit and corporate governance committee is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company.

Relevant Education and Experience

See heading "Election of Directors".

Audit and Corporate Governance Committee Oversight

The audit committee has not made any recommendations to the board of directors to nominate or compensate any external auditor.

Reliance on Certain Exemptions

The Company's auditors, BDO Dunwoody LLP, Chartered Accountants, have not provided any material non-audit services.

Pre-Approval Policies and Procedures

The audit and corporate governance committee has adopted specific policies and procedures for the engagement of non-audit services as set out in the attached audit committee charter.

External Auditor Service Fees

The audit and corporate governance committee has reviewed the nature and amount of the non-audited services provided by BDO Dunwoody LLP, Chartered Accountants, to the Company to ensure auditor independence. Fees incurred with BDO Dunwoody LLP, Chartered Accountants, for audit and non-audit services in the last two fiscal years for audit fees are outlined in the following table.


|===============================================================================|
|                       |                             |                         |
|Nature of Services     |Fees Paid to Auditor         |Fees Paid to Auditor     |
|                       |in Year Ended                |in Year Ended            |
|                       |December 31, 2005            |December 31, 2004        |
|===============================================================================|
|Audit Fees (1)         |$111,414                     |$106,497                 |
|-----------------------|-----------------------------|-------------------------|
|Audit-Related Fees (2) |$9,807                       |$Nil                     |
|-----------------------|-----------------------------|-------------------------|
|Tax Fees (3)           |$Nil                         |$551                     |
|-----------------------|-----------------------------|-------------------------|
|All Other Fees (4)     |$Nil                         |$Nil                     |
|-----------------------|-----------------------------|-------------------------|
|Total                  |$121,221                     |$107,048                 |
|===============================================================================|

Notes:
(1) "Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Company's consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2) "Audit-Related Fees" include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3) "Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice.

      Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)   "All Other Fees" include all other non-audit services.


                          CORPORATE GOVERNANCE
General

Effective June 30, 2005, National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101") and National Policy 58-201 Corporate Governance Guidelines ("NP 58-201") were adopted in each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on corporate governance practices. The Board believes that good corporate governance improves corporate performance and benefits all shareholders. This section sets out the Company's approach to corporate governance and addresses the Company's compliance with NI 58-101.

1.  Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A "material relationship" is a relationship which could, in the view of the Company's Board of Directors, be reasonably expected to interfere with the exercise of a director's independent judgment.

The board facilitates its independent supervision over management by promoting frequent interaction, feedback and exchange of ideas. As well, management provides the non-independent directors with periodic reports outlining the financial position and status of development projects.

The independent members of the Board of Directors of the Company are Dr. Curtin Winsor, Jr., Shing-Cheng Hong and Chih-Lin Chu.

The non-independent directors are Richard Lin (Chairman of the Board),
R. Andrew Kingston (President and Chief Executive Officer) and Dr. Desmond Radlein.

2.  Directorships

None of the Directors hold any other directorships with any other reporting issuers.

3.  Orientation and Continuing Education

The Board and the Company's senior management conduct orientation programs for new directors. The orientation programs include presentations by management to familiarize new directors with the Company's projects, strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its code of business conduct and ethics, its principal officers, its internal and independent auditors and its outside legal advisors. In addition, the orientation program includes a review of the Company's expectations of its directors in terms of time and effort, a review of the directors' fiduciary duties and visits to Company headquarters and, to the extent practical, certain of the Company's significant facilities.

To enable each director to better perform his or her duties and to recognize and deal appropriately with issues that arise, the Company provides the directors with suggestions to undertake continuing director education, the cost of which is borne by the Company.

4.  Ethical Business Conduct

The Board of Directors, on the recommendation of the Corporate Governance Committee, has adopted and maintains a Code of Ethics which applies to the employees, officers and directors of the Company. The Code of Ethics meets the definition and coverage of a

"code of ethics" under Item 16.B of SEC Form 20-F, as amended, and other applicable laws and regulations.

5.  Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board's duties effectively and to maintain a diversity of views and experience.

These functions are currently performed by the Audit and Corporate Governance Committee.

6.  Compensation

The Compensation Committee of the Board of Directors makes recommendations to the Board of Directors on compensation issues, including (i) salary levels for officers; (ii) executive compensation plans; (iii) the review of employee benefit programs; (iv) the review of proposed compensation plans applicable to the Company's officers; and (v) the administration of the Company's stock option plans as authorized by the Board. The Committee is comprised of Dr. Desmond Radlein and Dr. Curtin Winsor, Jr. and Richard Chen-Hsing Lin.

7.  Other Board Committees

The Company maintains standing Executive, Compensation and Audit and Corporate Governance Committees.

The Executive Committee is comprised of Dr. Desmond Radlein, R. Andrew Kingston and Richard Chen-Hsing Lin. The purpose of the Executive Committee is to act on behalf of the Board to provide direction to management and to authorize and approve expenditures in excess of the authority delegated by the Board to management, with such approvals to be ratified by the Board at the next regular scheduled Meeting.

The Compensation Committee is comprised of Dr. Desmond Radlein, Dr. Curtin Winsor, Jr. and Richard Chen-Hsing Lin. See heading
"Compensation of Directors" for functions of the Compensation
Committee.

The Company's Audit and Corporate Governance Committee, whose members include Shing-Cheng Hong, Dr. Curtin Winsor, Jr. and Dr. Desmond Radlein, review the financial reporting process of the Company on behalf of the Board by reviewing the independence of the Company's independent auditors, the adequacy of internal controls, the quality of financial reporting, and accounting estimates involving the use of significant management judgment.

The Board generally requires that all material transactions receive prior Board approval. In this regard, virtually all financing transactions are considered material to the Company.

8.  Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and committees.

                  COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation

In this section "Named Executive Officer" means the Chief Executive Officer, the Chief Financial Officer and each of the three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year end. The compensation paid to the Named Executive Officers during the Company's three most recently completed financial years is as set out below:


                          Summary Compensation Table

|=============================================================================|
|                          SUMMARY COMPENSATION TABLE                         |
|=============================================================================|
|                |      |   Annual Compensation    |  Long Term Compensation  |
| ----------------------------------------------------------------------------|
|                |      |        |        |        |          Awards          |
|                |      |        |        |        |--------------------------|
|                |      |        |        |        |            |             |
|                |      |        |        |Other   |            |Restricted   |
|                |      |        |        |Annual  |Securities  |Shares or    |
|Name and        |      |        |        |Compen- |Under       |Restricted   |
|Principal       |      |Salary  |Bonus   |sation  |Options     |Share Units  |
|Position        |Year  |($)     |($)     |($)     |Granted (#) |($)          |
|-----------------------------------------------------------------------------|
|Richard Lin     |2005  |189,960 |194,900 |  -0-   |  500,000   |  -0-        |
|Chairman of the |------|--------|--------|--------|------------|-------------|
|Board and       |2004  |172,864 | 53,012 |  -0-   |1,000,000   |  -0-        |
|President,      |------|--------|--------|--------|------------|-------------|
|Operations -    |2003  |160,600 |  6,692 |  -0-   |  300,000   |  -0-        |
|China           |      |        |        |        |            |             |
|-----------------------------------------------------------------------------|
|Robert Andrew   |2005  |295,494 |303,177 |  -0-   |  500,000   |  -0-        |
|Kingston,       |------------------------------------------------------------|
|President and   |2004  |268,900 | 82,207 |  -0-   |1,000,000   |  -0-        |
|Chief Executive |------------------------------------------------------------|
|Officer         |2003  |233,413 |  9,702 |  -0-   |2,700,000   |  -0-        |
|-----------------------------------------------------------------------------|
|Brian           |2005  |142,878 |136,172 |  -0-   |  350,000   |  -0-        |
|Richardson      |------------------------------------------------------------|
|Chief Financial |2004  |121,005 | 46,097 |  -0-   |  200,000   |  -0-        |
|Officer         |------------------------------------------------------------|
|                |2003  | 77,268 |  4,461 |  -0-   |  340,000   |  -0-        |
|-----------------------------------------------------------------------------|
|Jan Barynin     |2005  |115,540 | 18,569 |  -0-   |  200,000   |  -0-        |
|Vice President, |------------------------------------------------------------|
|Engineering     |2004  | 67,842 | 20,632 |  -0-   |  200,000   |  -0-        |
|                |------------------------------------------------------------|
|                |2003  |  -0-   |  -0-   |  -0-   |    -0-     |  -0-        |
|=============================================================================|

Notes:

(1) *Except as otherwise noted, all compensation is disclosed in U.S. dollars based upon 2005's average exchange rate of $0.8252 per dollar (2004: $0.7683, 2003: $0.7138, per dollar).

(2)  Jan Barynin was appointed as Vice-President, Engineering, in June
     2004.

Long-Term Incentive Plan Awards

A long term incentive plan ("LTIP") is "a plan providing compensation intended to motivate performance over a period greater than one financial year" and does not include option or stock appreciation rights ("SARs") plans or plans for compensation through shares or units that are subject to restrictions on resale.

The Company did not award any LTIPs to any Named Executive Officer during the most recently completed financial year.

Stock Appreciation Rights

A stock appreciation right ("SAR") is a right to receive a payment of cash or an issue or transfer of shares based wholly or in part on changes in the trading price of the Company's Common Shares. No SARs were granted to, or exercised by, any Named Executive Officer or any director during the most recently completed financial year.

Options

The share options granted to the Named Executive Officers during the financial year ended December 31, 2005 were as follows:

Option Grants During the Most Recently Completed Financial Year

|=========================================================================================|
|              |             |               |             |                  |           |
|              |             |               |             |                  |           |
|              |             |               |             | Market Value of  |           |
|              |             | % of total    |             | Securities       |           |
| NAMED        | Securities  | Options       |             | Underlying       |           |
| EXECUTIVE    | Under       | Granted to    | Exercise or | Options on the   |           |
| OFFICERS     | Options     | Employees in  | Base Price  | Date of Grant    | Expiration|
| Name         | Granted (#) | Financial Year| ($/Security)| ($/Security)     | Date      |
|--------------|-------------|---------------|-------------|------------------|-----------|
| Richard Chen | 500,000     |     13.1%     | 0.45        | 0.41             | July 31,  |
| Hsing Lin    |             |               |             |                  | 2010      |
|              |             |               |             |                  |           |
|--------------|-------------|---------------|-------------|------------------|-----------|
| Robert Andrew| 500,000     |     13.1%     | 0.45        | 0.41             | July 31,  |
| Kingston     |             |               |             |                  | 2010      |
|--------------|-------------|---------------|-------------|------------------|-----------|
| Brian        | 200,000     |      5.3%     | 0.48        | 0.47             | November  |
| Richardson   |             |               |             |                  | 1, 2008   |
|              | 150,000     |      4.0%     | 0.58        | 0.55             | November  |
|              |             |               |             |                  | 1, 2008   |
|--------------|-------------|---------------|-------------|------------------|-----------|
| Jan Barynin  | 200,000     |      5.3%     | 0.48        | 0.47             | December  |
|              |             |               |             |                  | 22, 2009  |
|==============|=============|===============|=============|==================|===========|

The share options exercised by the Named Executive Officers during the financial year ended December 31, 2005 and the values of such options at the end of such year were as follows:

Aggregate Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

|==================================================================================|
|               |             |              |                  |                  |
|               |             |              |                  | Value of         |
|               |             |              | Unexercised      | Unexercised      |
| NAMED         |             |              | Options at FY-End| in-the-Money     |
| EXECUTIVE     | Securities  | Aggregate    | (#)              | Options at FY-End|
| OFFICERS      | Acquired on | Value        | Exercisable/     | (#) Exercisable/ |
| Name          | Exercise (#)| Realized ($) | Unexercisable    | Unexercisable    |
|---------------|-------------|--------------|------------------|------------------|
| Richard Chen  |     Nil     |     Nil      |  3,155,660       | $1,599,962       |
| Hsing Lin     |             |              |  Exercisable     |  Exercisable     |
|               |             |              | Nil Unexercisable| Nil Unexercisable|
|---------------|-------------|--------------|------------------|------------------|
| Robert Andrew |     Nil     |     Nil      |  5,882,649       | $3,453,354       |
| Kingston      |             |              |  Exercisable     |  Exercisable     |
|               |             |              | Nil Unexercisable| Nil Unexercisable|
|---------------|-------------|--------------|------------------|------------------|
| Brian         | 165,000     |  36,450      |   853,067        | $399,397         |
| Richardson    |             |              |  Exercisable     |  Exercisable     |
|               |             |              | Nil Unexercisable| Nil Unexercisable|
|---------------|-------------|--------------|------------------|------------------|
| Jan Barynin   |     Nil     |     Nil      |   400,000        | $168,000         |
|               |             |              |  Exercisable     |  Exercisable     |
|               |             |              | Nil Unexercisable| Nil Unexercisable|
|===============|=============|==============|==================|==================|

Note:

(1) Based on $0.90 per Common Share which is the closing price of the Company's shares as listed on the OTC BB as at December 31, 2005. Value of unexercised options is based on the difference between market value and exercise price at year end.

(2) No share options were repriced on behalf of the Named Executive Officers during the financial year ended December 31, 2005.

Compensation of Directors

The Board approved in May 2004 a new compensation plan as proposed by the Compensation Committee for non-management Board members and Committee chairs, as follows: a) annual retainer of $8,253, and $4,126 for Board members and Committee chairs respectively, payable in 50% cash and 50% in common stock priced at $0.60 per share for the years 2004-2005; b) 15,000 and 8,000 stock options for Board members, and Committee chairs, respectively; the term of the stock options is for four (4) years and priced at $0.45 per share for years 2004-2006; c) Board and Committee meeting fees - $247 per meeting under two (2) hours and $990 per meeting over two (2) hours, payable in 50% cash and 50% in common stock priced on the last trading day of the respective quarter at the lower of the price on such day or the average of the previous five trading days. Shares when issued with respect to these fees are restricted for a twelve-month period and subject to Rule 144 of the Securities Act of 1933. The Compensation Committee of the Board regularly reviews the appropriateness of Director's compensation. The directors are also reimbursed for out-of-pocket expenses such as reasonable traveling, hotel and other expenses incurred in and about the business of the Company.

Executive officers of the Company who also act as directors of the Company do not receive any additional compensation for services rendered in their capacity as directors, other than as paid by the Company to such executive officers in their capacity as executive officers.

The following directors received options in their capacity as a director during the financial year ended December 31, 2005:

Option Grants During the Most Recently Completed Financial Year

|==================================================================================|
|               |             |              |                  |                  |
|               |             |              | Market Value of  |                  |
|               |             |              | Securities       |                  |
|               | Securities  |              | Underlying       |                  |
|               | under       | Exercise or  | Options on the   |                  |
| Name of       | Options     | Base Price   | Date of Grant    |                  |
| Director      | Granted (#) | ($/Security) | ($/Security)     | Expiration Date  |
|---------------|-------------|--------------|------------------|------------------|
| Curtin Winsor,| 15,000      |    0.45      |    0.54          | December 22, 2009|
| Jr. Ph.D.     |             |              |                  |                  |
|---------------|-------------|--------------|------------------|------------------|
| Shing-Cheng   | 23,000      |    0.45      |    0.54          | December 22, 2009|
| Hong          |             |              |                  |                  |
|---------------|-------------|--------------|------------------|------------------|
| Chih-Lin Chu  | 15,000      |    0.45      |    0.54          | December 22, 2009|
|---------------|-------------|--------------|------------------|------------------|
| Desmond       | 23,000      |    0.45      |    0.54          | December 22, 2009|
| Radlein,      |             |              |                  |                  |
| Ph. D.        |             |              |                  |                  |
|===============|=============|==============|==================|==================|

   SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Company has a Stock Option Plan (the "Plan"), enabling the Company to provide its directors, officers and employees with an opportunity to share in increases in the value of the Company's shares. The Plan is intended to attract and retain the services of directors, officers, employees and consultants to the Company for the benefit of the Company and its shareholders and to provide additional incentive for such directors, officers and employees to continue to work in the best interests of the Company and its shareholders through continuing ownership of its Common Stock. At May 24, 2006, 22,639,120 options were issuable under the Plan and 13,580,533 options were outstanding at exercise prices ranging from $0.20 to $1.50 per Common Share.

In December 1998, the Board approved the adoption of a stock appreciation rights plan (the "SAR Plan") under which the Company can grant SAR's to employees and directors of the Company entitling the holder to receive compensation from the Company based upon the difference in any appreciation in the market value of the Company's Shares of common stock from the bench mark date and current market price of when the SAR is granted by the Company. The SARs vest as the Company achieves stock values as defined in the SAR Plan. The Company has the sole exclusive election to pay the redemption price either in cash, in Shares, or in any combination of the cash and Shares equivalent to the aggregate value of the redemption price. There has been no grant of SARs for the last five years. As at December 31, 2005, 300,000 SARs were outstanding, and held by a former director of the Company, of which 200,000 have vested, having met the first and second vesting provisions of the SAR Plan.

The following table sets out equity compensation plan information as at the end of the financial year ended December 31, 2005.


Equity Compensation Plan Information

|========================================================================================|
|                    | Number of securities   | Weighted-average |  Number of securities |
|                    | to be issued upon      | exercise price of|  remaining available  |
|                    | exercise of outstanding| outstanding      |  for future issuance  |
|                    | options, warrants and  | options, warrants|  under equity         |
|                    | rights                 | and rights       |  compensation plans   |
|                    |                        |                  |  (excluding securities|
|                    |                        |                  |  reflected in         |
|                    |                        |                  |  column (a))          |
|--------------------|------------------------|------------------|-----------------------|
|                    |                        |                  |                       |
|Plan Category       |          (a)           |        (b)       |            (c)        |
|--------------------|------------------------|------------------|-----------------------|
|Equity compensation | 13,913,250 options     |      $0.39       |  4,575,275 options    |
|plans approved      |                        |                  |                       |
|compensation plans  |                        |                  |                       |
|(the Plan)          |                        |                  |                       |
|--------------------|------------------------|------------------|-----------------------|
|Equity compensation |    300,000 SARs        |      $0.40       |           Nil         |
|plans not approved  |                        |                  |                       |
|by securityholders  |                        |                  |                       |
|(the SAR Plan)      |                        |                  |                       |
|--------------------|------------------------|------------------|-----------------------|
|Total               | 14,213,250             |      $0.39       |  4,575,275            |
|====================|========================|==================|=======================|

Equity Compensation Plan Information

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as at the end of the most recently completed financial year or as at the date hereof.

D. Employees

The following table lists the number of employees at the end of the period for each of the past three financial years broken down by geographic location.

|==================================================================|
|                        |             |             |             |
|                        |2005         |2004         |2003         |
|------------------------------------------------------------------|
|Canada                  |25           |24           |16           |
|------------------------------------------------------------------|
|US                      |0            |0            |1            |
|------------------------------------------------------------------|
|UK                      |0            |0            |1            |
|------------------------------------------------------------------|
|                        |25           |24           |18           |
|==================================================================|

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders
To the Company's knowledge, it is not directly or indirectly owned or controlled by another corporation or by any foreign government, nor is it aware of any person who owns more than 5% of the Company's common stock (the nly outstanding class of the Company's voting securities) except as noted below:

Shareholder Name and Address             Number of       Percentage of
                                         Shares Held     Issued Shares

Cede & Co.(1)                             63,627,590     42.16%
Box 20
Bowling Green Station
New York, New York, 10274

The Canadian Depository for Securities    45,883,262     30.40%
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

Computershare Trust Company of Canada (Computershare) is the Company's registrar and transfer agent for the Company's shares. Computershare's records as of May 24, 2006 indicate 150,927,262 shares of common stock issued and outstanding as follows:

|=======================================================================|
|                 |                 |                 |                 |
|Residence of     |Number of Holders|Number of Shares |Percent          |
|Shareholders     |                 |(1)              |                 |
|-----------------------------------------------------------------------|
|Canada           | 81              |   55,637,728    |36.864%          |
|-----------------------------------------------------------------------|
|U.S.A.           |208              |   66,577,360    |44.112%          |
|-----------------------------------------------------------------------|
|Other            |130              |   28,712,174    |19.024%          |
|-----------------------------------------------------------------------|
|Total            |419              |  150,927,262    |100.00%          |
|=======================================================================|

(1) Includes the total number of shares held by registered and beneficial shareholders.

B. Related Party Transactions

Consulting fees and share issue costs of $97,395 for the year ended December 31, 2005 have been paid to a shareholder of the Company. Included in the amount above, is $1,113 paid by stock based compensation.

As at December 31, 2005, $82,529 was advanced to a Director of the Company in connection with the formation of a joint venture for the development of the Company's BioOil technology and related products. Amount was included in research and development expenses for the year ended December 31, 2005.


Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

See Item 17 for the Company's Consolidated Financial Statements for the year ended December 31, 2005.

B. Significant Changes

Operations

The Company focused its efforts during 2005 on the development of its core Fast Pyrolysis technology and the completion of its first commercial scale (100 tpd) BioOil production facility located in West Lorne, Ontario, Canada.

In Canada, the Company's R&D efforts are focused on optimization of its West Lorne 100 tpd plant and on the planning and design of its proposed 200 tpd plant. In Canada, opportunities in British Columbia, Saskatchewan, Nova Scotia continue to be pursued and additional projects were investigated including promising opportunities in Ontario and elsewhere.

Financing Activities

The Company's financing efforts were successful and continued to support the Canadian focused operations of the Company. The Company is continuing to raise equity capital in support of its project development and its ongoing operations.


Item 9. The Offer and Listing

DynaMotive Energy Systems Corporation's Common Shares is traded on the Over the Counter Bulletin Board (OTCBB) under the symbol DYMTF.OB. As at December 31, 2005, the closing market sales price on the OTC BB for the Company's Common Share was $0.90 per share. The following table shows the High and Low sales prices for the securities traded on the NASD OTC Bulletin Board for the five most recent full financial years; two most recent full financial years and any subsequent period for each full financial quarter; and the most recent six months:

     Year Ended               High                Low
     ----------               ----                ----
     2001                     1.69                0.49
     2002                     0.67                0.18
     2003                     0.79                0.14
     2004                     0.80                0.41
     2005                     0.95                0.43

     Quarter Ended            High                Low
     -------------            ----                ----
     March 31, 2004           0.80                0.51
     June 30, 2004            0.67                0.46
     September 30, 2004       0.62                0.41
     December 31, 2004        0.52                0.46

     March 31, 2005           0.66                0.47
     June 30, 2005            0.59                0.43
     September 30, 2005       0.63                0.48
     December 31, 2005        1.00                0.53

     March 31, 2006           1.76                0.76


     Month Ended              High                Low
     -----------              ----                ----
     December 2005            1.00                0.68
     January 2006             0.95                0.76
     February 2006            1.10                0.91
     March 2006               1.76                1.03
     April 2006               1.66                1.50
     May 2006                 1.59                1.43

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

B. Business Corporations Act Memorandum, Amendments and Articles of
Incorporation


Notice of Alteration of the Company's Articles of Incorporation to cancel the existing special rights and restrictions attached to the Class "A" Preferred shares and to adopt a new special rights and restrictions attached to the Class "A" Preferred shares as approved at the Company's Special Meeting of Shareholders on November 21, 2005. The Company's Articles was altered to change all of the unissued Class "A" Preferred shares each with a par value of $5.00 into Class "A" Preferred with no par value; to delete the existing
Article 26 which sets out the special rights and restrictions attached to the Class"A" Preferred shares; and to add to the Articles of the Company, Article 26, attached as Exhibit 1.5, which will govern the Class "A" Preferred shares and authorizes directors in the future to issue them in series and attach specific rights and restrictions to each such series within the requirements of Article 26.

Notice of Alteration of the Company's Articles of Incorporation to increase the Company's authorized capital to an unlimited number of common shares with no par value and an unlimited Class A preferred shares with a par value of $5.00 each, having attached special rights and restrictions which became effective British Columbia's Registrar's office on October 28, 2004. Please see Exhibit 1.4 for details of the Notice of Alteration.

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


E. Taxation

ALL PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES.

Material Canadian Federal Income Tax Consequences for United States Residents

The following summarizes the material Canadian federal income tax consequences generally applicable to the holding and disposition of Common Shares by a holder who, (a) for the purposes of the Income Tax Act (Canada) (the "Tax Act"), is not resident in Canada, deals at arm's length with DynaMotive, holds the Common Shares as capital property and does not use or hold the Common Shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) for the purposes of the Canada-United States Income Tax Convention, 1980 (the "Treaty"), is a resident solely of the United States, has never been a resident of Canada, has not held or used (and does not hold or use) Common Shares in connection with a permanent establishment or fixed base in Canada, and is entitled to the benefits of the Treaty. A holder meeting all of the foregoing requirements is referred to in this summary as a "U.S. Holder", and this summary only addresses such U.S. Holders. This summary does not apply to traders or dealers in securities, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or any other U.S. Holder to which special considerations apply.

This summary is based on the current provisions of the Tax Act including all regulations thereunder, the Treaty, all proposed amendments to the Tax Act and the regulations publicly announced by the Minister of Finance to the date hereof, and the current administrative practice of the Canada Revenue Agency. It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law, judicial interpretation or administrative practice, although no assurances can be given in these respects. The summary does not take into account Canadian provincial, U.S. federal (which follows further below under the heading "Material United States Tax Consequences"), state or other foreign income tax law or practice. The tax consequences to any particular U.S. Holder will vary according to the status of that holder as an individual, trust, corporation, partnership or other entity, the jurisdictions in which that U.S. Holder is subject to taxation, and generally according to that holder's particular circumstances. Accordingly, this summary is not, and is not to be construed as, Canadian tax advice to any particular U.S. Holder. All holders or prospective holders should consult with their own tax and legal advisors regarding their particular circumstances. The discussion below is qualified accordingly.

Dividends

Dividends paid or credited, or deemed to be paid or credited to a U.S. Holder by DynaMotive will be subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid to a U.S. Holder is generally limited to 15% of the gross amount of the dividend (or 5% if the U.S. Holder is a corporation and beneficially owns at least 10% of DynaMotive's voting shares). DynaMotive will be required to withhold the applicable withholding tax from any such dividend and remit it to the Canadian government.


Disposition

A U.S. Holder is subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Common Share unless the U.S. Holder is entitled to relief under the Treaty. For this purpose, the U.S. Holder's capital gain (or loss) from a disposition or deemed disposition of a Common Share is the amount by which the proceeds of disposition exceed (or are exceeded by) the aggregate of the U.S. Holder's adjusted cost base of the Common Share for purposes of the Tax Act and any reasonable expenses of disposition. Absent Treaty relief, one-half of any capital gain so realized is included in computing the U.S. Holder's income for purposes of the Tax Act.

A qualifying U.S. Holder may generally qualify for relief under the Treaty in respect of such tax on such capital gain if and provided that the value of shares of DynaMotive is not derived principally from real property situated in Canada at the relevant time. Management believes that the value of DynaMotive's common shares is not currently derived principally from real property situated in Canada.

A U.S. Holder wishing to claim any such applicable Treaty relief should consult with the U.S. Holder's own tax advisors regarding the procedure for claiming the relief in a relevant Canadian tax return reporting the disposition or deemed disposition. In addition, notwithstanding any potentially applicable

Treaty relief, a disposition or deemed disposition of Common Shares is subject to certain tax clearance certificate and withholding procedures that should also be discussed with the U.S. Holder's own tax advisors in advance of a disposition.

United States Tax Consequences

United States Federal Income Tax Consequences

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

Dividends paid on the common shares of DynaMotive generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation and which owns shares representing at least 10% of the voting power and value of DynaMotive may, under certain circumstances, be entitled to a 70% (or 80% if the U.S. Holder owns shares representing at least 20% of the voting power and value of DynaMotive) deduction of the United States source portion of dividends received from DynaMotive (unless DynaMotive qualifies as a "foreign personal holding company" or a "passive foreign investment company," as defined below). DynaMotive does not anticipate that it will earn any United States income, however, and therefore does not anticipate hat any U.S. Holder will be eligible for the dividends received deduction.


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

Passive Foreign Investment Company

United States income tax law contains rules governing "passive foreign investment companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders.
Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. DynaMotive appears to have been a PFIC for the fiscal year ended December 31, 2003, and at least certain prior fiscal years.
In addition, DynaMotive expects to qualify as a PFIC for the fiscal year ending December 31, 2004 and may also qualify as a PFIC in future fiscal years. Each U.S. Holder of DynaMotive is urged to consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder's tax situation.

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

The procedure a U.S. Holder must comply with in making an effective QEF election, and the consequences of such election, will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which DynaMotive is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a "timely" QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, DynaMotive qualified as a PFIC in a prior year during the U.S. Holder's holding period, then, in order to avoid the Section 1291 rules discussed below, in addition to filing documents, the U.S. Holder must elect to recognize under the rules of
Section 1291 of the Code (discussed herein), (i) any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if DynaMotive is a controlled foreign corporation, the U.S. Holder's pro rata share of DynaMotive's post-1986 earnings and profits as of the qualification date. The qualification date is the first day of DynaMotive's first tax year in which DynaMotive qualified as a QEF with respect to such U.S. Holder. For purposes of this discussion, a U.S. Holder who makes (i) a timely QEF election, or (ii) an untimely QEF election and either of the above-described gain-recognition elections under Section 1291 is referred to herein as an "Electing U.S. Holder." A U.S. Holder who holds common shares at any time during a year of DynaMotive in which DynaMotive is a PFIC and who is not an Electing U.S. Holder (including a U.S. Holder who makes an untimely QEF election and makes neither of the above-described gain-recognition elections) is referred to herein as a "Non-Electing U.S. Holder." An Electing U.S. Holder
(i) generally treats any gain realized on the disposition of his DynaMotive common shares as capital gain; and (ii) may either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of DynaMotive's annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the U.S. Holder is not a corporation, any interest charge imposed under the PFIC regime would be treated as "personal interest" that is not deductible.

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

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market annually (a "mark-to-market election"). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to DynaMotive common shares. A U.S. Holder who makes the mark-to-market election will include in income for each taxable year for which the election is in effect an amount equal to the excess, if any, of the fair market value of the common shares of DynaMotive as of the close of such tax year over such U.S. Holder's adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder's adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in DynaMotive included by such U.S. Holder for prior tax years, including any amount which would have been treated as a mark-to-market gain for any prior tax year but for the Section 1291 rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder's adjusted tax basis in the common shares of DynaMotive will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless DynaMotive common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election. No view is expressed regarding whether common shares of DynaMotive are marketable for these purposes or whether the election will be available.

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

I. Subsidiary Information

The Company operates the Erie Plant through a principal subsidiary which is a Canadian registered limited partnership ("LP"). The Company holds all the equity and controls all aspects of the LP. A copy of the LP agreement is part of the Consortium master Agreement filed as Exhibit 4.6.

The Company's other subsidiaries were not active in 2005 and are not material to Company at this time although if the agreements with Consensus Business Group are completed based upon the Heads of Agreement (see Exhibits) the Company will have additional material subsidiaries later in 2005 and in years following.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to financial market risks, including changes in interest rates and foreign currencies.

FOREIGN CURRENCY RISK

The Company has operations in primarily in Canada with some limited activities In the U.S. and the United Kingdom, and therefore the Company is subject to some risks typical of an international business including, but not limited to, differing economic conditions, changes in political climate, differing tax structures, other regulations and restrictions and foreign exchange rate volatility.

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

The Company does not attempt to reduce or eliminate its investment exposure to interest rate risk through the use of derivative financial instruments due to the short-term nature of the Company's investments. Based on a sensitivity analysis performed on the balances as of December 31, 2005, the fair value of short term investments would not be significantly impacted by either a 100 basis point increase or decrease in interest rates. The Company has no bank loans outstanding.


Item 12. Description Of Securities Other Than Equity Securities

Not applicable.

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies


Not applicable.

Item 14. Material Modifications To The Right Of Security Holders and Use Of Proceeds


Not applicable.


Item 15. Controls And Procedures


As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the "Exchange Act"), we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2005 being the date of our most recently completed fiscal year. This evaluation was carried out under the supervision and with the participation of our chief executive officer, and our chief financial officer. Based upon that evaluation, our chief executive officer and our chief financial officer concluded that our disclosure controls and procedures are effective in timely alerting management to material information relating to us required to be included in our periodic SEC filings.

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

During our most recently completed fiscal year ended December 31, 2005, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.

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


ITEM 16B Code of Ethics

The Company has adopted a code of ethics which requires all employees to acknowledge a responsibility for honest, fair and respectful dealings between the Company and its employees, customers and suppliers. The Code requires observance of high standards of respect for the laws applicable to the Company's business activities and precludes offering or accepting any benefit from a customer or supplier which could be construed as an improper inducement to do business. The Company's insiders acknowledge their responsibility for careful compliance with corporate disclosure and securities trading laws. The Code is available for review on the Company's website and forms part of the Exhibits (see Corporate Governance Manual).


ITEM 16C Principal accountant fees and services


A summary of accountant fees and services are provided in a table below:

                              Total Fees
                       --------------------------
                          2005            2004
                          ----            ----

Audit Fees (1)           111,414         106,497
Audit-Related Fees         9,807               -
(2)
Tax Fees (3)                   -             551
All Other Fees (4)             -               -
-------------------------------------------------
Total (5)                121,221         107,048
-------------------------------------------------

(1) Audit fee in 2005 is an estimated number. Audit fee in 2004 is the aggregate fees billed by our external auditors for the audit of our annual consolidated financial statements and services that are normally provided by external auditors in connection with statutory and regulatory filings.

(2) Audit-related fees in 2005 and 2004 include fees related to services that are reasonably related to the performance of the audit or review of our financial statements but not included under "Audit Fees".

(3) Tax fees in 2005 and 2004 include fees related to services for tax compliance and tax planning.

(4) All other fees include miscellaneous financial advises other than above categories.

Part III

Item 17. Financial Statements

Financial Statements required under this item are filed herewith and attached to this Form 20-F and form part of this Annual Report.

Index to Financial Statements

Auditors' Report
Comments by Auditors for U.S. Readers on Canada-United States Reporting
      Difference
Consolidated Balance Sheets as at
      December 31, 2005 and December 31, 2004
Consolidated Statements of Loss for the years ended
      December 31, 2005, December 31, 2004 and December 31, 2003
Consolidated Statements of Deficit for the years ended
      December 31, 2005, December 31, 2004 and December 31, 2003
Consolidated Statements of Cash Flows for the years ended
      December 31, 2005, December 31, 2004 and December 31, 2003
Notes to Consolidated Financial Statements

Consolidated Financial Statements (in U.S. dollars)

DynaMotive Energy Systems Corporation
December 31, 2005 and 2004

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
                                                  E-mail:  vancouver@bdo.ca
                                                 www.bdo.ca


                                 AUDITORS' REPORT


To the Shareholders of
DynaMotive Energy Systems Corporation

We have audited the consolidated balance sheets of DynaMotive Energy Systems Corporation as at December 31, 2005 and 2004 and the consolidated statements of loss, deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The comparative figures for 2003 were reported upon by other auditors. Their report covered the year ended December 31, 2003, contained no reservations and was dated April 16, 2004.


On March 24, 2006, we reported separately to the shareholders of DynaMotive Energy Systems Corporation on financial statements for the same period prepared in accordance with the Canadian generally accepted accounting principles, excluding Note 19, Reconciliation of General Accepted Accounting Principles, included in the accompanying financial statements


/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada
March 24, 2006

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
                                                  E-mail:  vancouver@bdo.ca
                                                 www.bdo.ca

                         Comments by Auditors for U.S. Readers
                     on Canada-United States Reporting Difference


The reporting standards of the Public Company Accounting Oversight Board (United States) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Although we conducted our audit in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated March 24, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.


/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada
March 24, 2006

                      REPORT OF INDEPENDENT REGISTERED PUBLIC
                                ACCOUNTING FIRM


To the Shareholders of
DynaMotive Energy Systems Corporation

We have audited the consolidated statements of loss, deficit and cash flows of DynaMotive Energy Systems Corporation for the year ended December 31, 2003. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for year ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.


Vancouver, Canada,                                  /s/Ernst & Young LLP
April 16, 2004.                                     Chartered Accountants

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


Vancouver, Canada,                                 /s/Ernst & Young LLP
April 16, 2004.                                    Chartered Accountants

DynaMotive Energy Systems Corporation
Incorporated under the laws of British Columbia, Canada

                            CONSOLIDATED BALANCE SHEETS
                         As at December 31 (in U.S. dollars)


                                                           2005           2004
                                                            $              $
-------------------------------------------------------------------------------
ASSETS
Current
Cash                                                   1,428,468         136,971
Restricted Cash [note 9]                                 172,813              --
Receivables                                               40,326         230,280
Government grants receivable [note 16]                   627,582         236,548
Prepaid expenses and deposits                            235,127         177,967
-----------------------------------------------------------------------------------
Total current assets                                   2,504,316         781,766
Property, plant and equipment [note 5]                14,199,148      12,154,153
Patents [note 6]                                         259,109         262,779
-----------------------------------------------------------------------------------
                                                      16,962,573      13,198,698
===================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Short-term loans [note 7]                                     --          42,331
Accounts payable and accrued liabilities [note 8]      7,314,856       7,635,494
Convertible debenture [note 9]                           546,461              --
Project advance [note 18]                                     --         166,003
-----------------------------------------------------------------------------------
Total current liabilities                              7,861,317       7,843,828
Convertible debenture [note 9]                                --         307,463
Long-term debt [note 10]                                 808,848         760,209
-----------------------------------------------------------------------------------
Total liabilities                                      8,670,165       8,911,500
-----------------------------------------------------------------------------------
Commitments and contingencies [notes 1, 12, and 16]
Shareholders' Equity
Share capital [note 11(b)]                            51,849,476      39,866,465
Shares to be issued [note 11(c)]                       2,677,832       2,340,894
Contributed surplus [note 11(h)]                      13,047,158       9,584,266
Cumulative translation adjustment                       (434,661)       (654,374)
Deficit                                              (58,847,397)    (46,850,053)
-----------------------------------------------------------------------------------
Total shareholders' equity                             8,292,408       4,287,198
-----------------------------------------------------------------------------------
                                                      16,962,573      13,198,698
===================================================================================

See accompanying notes

On behalf of the Board:


                                     "Richard Lin"          "Andrew Kingston"
                                        Director               Director

DynaMotive Energy Systems Corporation
Incorporated under the laws of British Columbia

                      CONSOLIDATED STATEMENTS OF LOSS
               For the Year Ended December 31 (in U.S. dollars)



                                                   2005           2004         2003
                                                    $             $           $
-----------------------------------------------------------------------------------
EXPENSES
Amortization and depreciation                    148,556       130,912      125,580
Interest expense [note 11(i)]                  1,445,918       151,758      320,643
Marketing [note 11(i)]                           496,297       283,322      155,914
Office supplies, telephone and insurance         467,854       328,286      300,751
Professional fees [note 11(i)]                 1,533,546     1,010,802      954,223
Rent                                             175,294       107,804      109,653
Research and development [notes 11(i) and 16]  2,435,635     2,690,405      512,981
General and administrative salaries
  and benefits [note 11(i)]                    5,152,851     5,267,756    2,693,430
Foreign Exchange gain                            (33,677)      (53,156)   (177,551)
-----------------------------------------------------------------------------------
                                              11,822,274    (9,917,889)   4,995,624
-----------------------------------------------------------------------------------
Loss from operations                         (11,822,274)   (9,917,889)  (4,995,624)

OTHER REVENUE AND EXPENSES
Interest and other income                          5,614         8,766       73,974
Loss on asset disposals                           19,773        (7,092)          --
Loss on write-down of long-term assets
  [notes 5 and 6]                               (200,457)           --           --
-----------------------------------------------------------------------------------
                                                (175,070)        1,674       73,974
-----------------------------------------------------------------------------------
Loss from continuing operations              (11,997,344)   (9,916,215)  (4,921,650)

Loss from discontinued operations [note 4(a)]         --            --      (63,031)
-----------------------------------------------------------------------------------
Loss for the year                            (11,997,344)   (9,916,215)  (4,984,681)
===================================================================================
Weighted average number of common shares
  outstanding [note 11[j]]                   108,009,185    80,979,299   56,617,490
===================================================================================
Basic and diluted loss per common share
Continuing operations [note 11[j]]                 (0.11)       (0.12)       (0.09)
Discontinued operations [note 11[j]]                  --           --           --
-----------------------------------------------------------------------------------
Loss per share                                     (0.11)       (0.12)       (0.09)
===================================================================================

See accompanying notes

DynaMotive Energy Systems Corporation
Incorporated under the laws of British Columbia

                      CONSOLIDATED STATEMENTS OF DEFICIT
                      As at December 31 (in U.S. dollars)


                                                 2005         2004          2003
                                                  $             $             $
-----------------------------------------------------------------------------------
Deficit, beginning of year                 (46,850,053)  (36,136,236)  (31,151,555)
Effect of change in accounting
  policy [note 3]                                   --      (797,602)           --
-----------------------------------------------------------------------------------
Deficit, beginning of year restated        (46,850,053)  (36,933,838)  (31,151,555)
Loss for the year                          (11,997,344)   (9,916,215)   (4,984,681)
-----------------------------------------------------------------------------------
Deficit, end of year                       (58,847,397)  (46,850,053)  (36,136,236)
===================================================================================

See accompanying notes

DynaMotive Energy Systems Corporation
Incorporated under the laws of British Columbia

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                       As at December 31 (in U.S. dollars)





                                                 2005         2004         2003
                                                  $             $            $
-----------------------------------------------------------------------------------
OPERATING ACTIVITIES
Loss for the year                          (11,997,344)   (9,916,215)   (4,984,681)
Add items not involving cash:
  Amortization and depreciation                148,556       130,912       125,580
  Accretion expense[note 9 and 10]           1,068,192        97,200       239,245
  Interest expense-non cash                     67,970            --            --
  Gain on disposition of asset                 (19,773)           --            --
Loss on write-down of property,
    plant and equipment                        200,457            --            --
  Stock based compensation [note 11(i)]      3,697,057     4,730,604     2,427,857
  Foreign exchange gain and other items        (33,677)      (13,392)     (177,551)
Net change in non-cash working capital
  balances related to operations [note 15]     133,833     2,087,156       199,795
-----------------------------------------------------------------------------------
Cash used in operating activities           (6,734,729)   (2,883,735)   (2,169,755)
-----------------------------------------------------------------------------------

FINANCING ACTIVITIES
Decrease in bank indebtedness                       --           --       (158,539)
Proceeds from convertible debenture          1,825,000       830,013            --
Proceeds from long-term debt                        --       816,727            --
Proceeds from short term loan                       --        42,331       265,000
Repayment of short term loan                   (42,331)           --      (265,000)
Increase in project advance                         --            --       154,488
(Increase) decrease in government
  grant receivables                           (368,712)      509,879      (572,460)
Share capital issued                         6,398,254     4,857,699     2,321,852
Shares to be issued                          1,957,000     1,636,408     1,476,012
-----------------------------------------------------------------------------------
Cash provided by financing activities        9,769,211     8,693,057     3,221,353
-----------------------------------------------------------------------------------

INVESTING ACTIVITIES
Increase in other long-term assets                  --           --        (32,673)
Increase in patent costs                       (22,181)      (19,989)       (6,479)
Purchase of property, plant and equipment
  (net of government grants)                (1,580,195)   (5,804,656)     (491,057)
Increase in restricted cash                   (172,813)           --            --
-----------------------------------------------------------------------------------
Cash used in investing activities           (1,775,189)   (5,824,645)     (530,209)
-----------------------------------------------------------------------------------

Increase (decrease) in cash and cash
  equivalents from operations                1,259,293       (15,323)      521,389
Effects of foreign exchange rate
  changes on cash                               32,204      (131,220)     (262,968)
-----------------------------------------------------------------------------------
Increase (decrease) in cash and
  cash equivalents during year               1,291,497      (146,543)      258,421
Cash and cash equivalents, beginning of year   136,971       283,514        25,093
-----------------------------------------------------------------------------------
Cash and cash equivalents, end of year       1,428,468       136,971       283,514
===================================================================================


Supplemental cash flow information [notes 11(i) and 15]
See accompanying notes

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2005                                    (express in U.S. dollars)

1. NATURE OF BUSINESS AND FUTURE OPERATIONS

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

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presumes the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future. As at December 31, 2005, the Company has a working capital deficiency of $5,357,001 (2004 - $7,062,062), and has incurred a loss of $11,997,344
(2004 - $9,916,215) for the year ended December 31, 2005.

The ability of the Company to continue as a going concern is in substantial doubt and is dependent on achieving profitable operations, commercializing its BioOil production technology and obtaining the necessary financing in order to develop this technology. The outcome of these matters cannot be predicted at this time. The Company's future operations are dependent on the market's acceptance of its products in order to ultimately generate future profitable operations, and the Company's ability to secure sufficient financing to fund future operations. There can be no assurance that the Company's products will be able to secure market acceptance. Management plans to raise additional equity financing to enable the company to complete its development plans. These financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Subsequent to the year end, during the period from January 1 to March 24, 2006, the Company issued 11,253,937 common shares for total proceeds of $7,680,459, inclusive of $1,615,000 received as at December 31, 2005, relating to a private placement commencing during the forth quarter of 2005. In addition during the period from January 1 to March 24, 2006, the Company received $1.64 million on the exercise of 269,172 options and 4,022,806 warrants. Management is of the opinion that this and expected future financing along with expected sales will provide sufficient working capital to meet the Company's liabilities and commitments as they become due.


2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles.

The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements:

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2005                                    (express in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries DynaMotive Corporation, incorporated under the laws of Rhode Island, U.S.A.; DynaMotive Europe Limited, incorporated under the laws of the United Kingdom; and DynaMotive Canada Inc., federally incorporated under the laws of Canada. In addition, the Company owns 99.9% of the West Lorne BioOil Co-Generation LP formed under the laws of Ontario and has accounted for its proportionate share of the partnership.

The consolidated financial statements include the results of operations of Border Biofuels Limited ("BBL") as discontinued operations [note 4].

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Foreign currency translation

The accounts of the Company and its consolidated subsidiaries are measured using the Canadian dollar as the functional currency. Monetary items denominated in foreign currencies are translated into Canadian dollars using exchange rates in effect at the balance sheet date and non-monetary items are translated using historical exchange rates. Exchange gains or losses arising on the transaction or settlement of foreign currency denominated monetary items are included in the determination of net income.

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

Revenue recognition

[a] Revenue from the sale of products is recognized upon shipment of the product and when the risk and reward of ownership has been transferred to the customer, provided that the amount is fixed or determinable and collection is reasonably assured.
[b] Revenue from services contracts is recognized when the services are provided and when the amount is reasonably determinable and collectible.
[c] Royalty revenue is recognized when the Company has earned the right to collect payment pursuant to the terms of the relevant agreement and when the amount is reasonably determinable and collectible.

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2005                                    (express in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Government assistance and investment tax credits

Government assistance towards current expenses is included in the determination of income for the period as a reduction of the expenses to which it relates. Amounts received for future expenditures are recorded as a current liability. Government assistance towards the acquisition and construction of property, plant and equipment is deducted from the cost of the related property, plant and equipment. Government assistance is recorded when the Company has incurred the qualifying expenditure and there is reasonable assurance the receipts will be recovered.

Repayment of contribution is contingent solely upon the Company's ability to generate revenue from the sale of specified products or technology. Accordingly, liability of repayment will only be accrued when sales of the products or technology have been generated.

Investment tax credits are accounted for under the cost reduction method whereby they are netted against the expense or capital asset to which they relate. Investment tax credits are recorded when the Company has incurred the qualifying expenditures and there is reasonable assurance the tax credits will be realized. As at December 31, 2005 and 2004, no investment tax credits have been recorded.

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

Patents

Patents are recorded at cost, including related legal costs, and are amortized on a straight-line basis over the lesser of the estimated useful life of the related technology and the life of the patent. If management determines that development of products to which patent costs relate is not reasonably certain, or that costs exceed recoverable value, such costs are charged to operations. Due to the long-term nature of estimates inherent in determining future cash flows, it is possible that the future cash flows or the estimated useful life of such assets could be reduced in the future.

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2005                                    (express in U.S. dollars)

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

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2005                                    (express in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

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

In addition, the Company has entered into compensation arrangements, which entitle certain non-employees to receive specific amounts for their services. These amounts can only be settled by applying them to the exercising of outstanding options to purchase common shares. The Company recognizes compensation expense based on the fair value of the common stock issuable under the arrangement, when related services are performed. The common shares issuable under these arrangements are generally issued in the quarter following the period in which they are earned.

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

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2005                                    (express in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Loss per common share

Basic loss per common share is based on the weighted average number of shares outstanding for the period excluding contingently issuable shares and excluding escrowed shares. For the years ended December 31, 2005 and 2004, potentially dilutive common shares (relating to options, warrants, and convertible agreements outstanding at year end) totaling 50,433,962 (2004 - 39,342,607, 2003 - 24,624,318) were not included in the computation of loss per share because their effect was anti-dilutive.

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

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and balances invested in short-term money market deposits with maturity less than 30 days from the date of purchase.

For year ended December 31, 2005, the average effective interest rate earned on cash equivalent balance was 3.51% (2004 - nil%). As at December 31, 2005, the Company had $328,468 (2004 - $136,971) in cash, which includes $78,999 in Canadian currency (converted to US dollars) based on year end rate and $1,100,000 (2004 - $nil) in short-term money market deposit.

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2005                                    (express in U.S. dollars)

3. CHANGE IN ACCOUNTING PRINCIPLES

[a]  Stock based compensation

Effective January 1, 2004, the Company adopted, on a retroactive basis without restatement, the recommendations of revised CICA Handbook Section 3870 ("CICA 3870"), "Stock-based compensation and other stock-based payments", which now requires companies to adopt the fair value based method for all stock-based awards granted on or after January 1, 2002. Previously, companies were only required to disclose the pro-forma effect of stock options issued to employees and directors in the notes to the financial statements. The effect of this change in accounting policy was to increase the deficit at January 1, 2004 by $797,602 with a corresponding increase to contributed surplus.

Prior to 2004, effective January 1, 2002, the Company followed the recommendations of the CICA 3870, which required that all stock-based awards made to non-employees and direct awards of stock, stock appreciation rights and awards that call for settlement in cash or other assets that were outstanding or granted for fiscal years beginning on or after January 1, 2002 were to be measured and recognized using a fair value based method. Awards that an entity had the ability to settle in stock were recorded as equity, whereas awards that the entity was required to or had a practice of settling in cash were recorded as liabilities. The fair value method was encouraged for all other employee stock based compensation but other methods of accounting such as the intrinsic method were permitted. If the fair value method was not adopted, then pro-forma disclosure for net loss and loss per share was required to show the effects as if the fair value method has been used. The Company elected to use the intrinsic method to account for awards granted to employees and directors in 2003.

[b]   Asset Retirement Obligations

Effective January 1, 2004, the Company adopted CICA Handbook Section 3110, "Asset Retirement Obligations" which requires the Company to retroactively record the fair value of an asset retirement obligation as a liability in the period in which it incurred a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets and when a reasonable estimate of the fair value can be made. The obligation will be measured initially at fair value using present value methodology, and the resulting costs capitalized into the carrying amount of the related asset. In subsequent periods, the liability will be adjusted for any changes in the amount or timing of the underlying future cash flows. Capitalized asset retirement costs will be depreciated on the same basis as the related asset and the discount accretion of the liability is included in determining the results of operations. As at December 31, 2005 and 2004, the Company estimated the fair value of the asset retirement obligations was $0 and consequently, no liability was accrued.

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2005                                    (express in U.S. dollars)

4. BORDER BIOFUELS LTD.

[a]   Liquidation of BBL

In April 2001, the Company acquired 75% of the outstanding common shares of Border Biofuels Limited ("BBL"), a United Kingdom Green Power project development company. In December 2002, BBL was placed into liquidation and the Company does not expect to recover any proceeds from the sale of BBL's assets. As BBL remains in liquidation at December 31, 2005, the Company no longer controls the operating, financing and investing decisions of BBL. As such, the financial position and results of operations have been deconsolidated from the date that BBL was petitioned into bankruptcy. Accordingly, the results of operations of BBL (net loss from discontinued operations for the year ended December 31, 2003 of $63,031) have been accounted for as discontinued operations.

[b]   Guarantee provided by Dynamotive

In 2001, BBL entered into a credit facility with Bank of Scotland for a maximum of $344,160(GBP200,000). The credit facility is denominated in British Pounds Sterling and is guaranteed by the Company. During 2002, BBL became insolvent. If the Bank is unable to realize on its collateral with BBL, it has the right to seek settlement from the Company for payment. Although there is currently no indication that the Bank will pursue the Company, the Company has recognized the full amount of the guarantee as a current liability in 2002 and included the impact as part of the 2002 loss from discontinued operations. BBL remains in liquidation at December 31, 2005, there has been no change in status regarding the settlement of the credit facility.

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2005                                    (express in U.S. dollars)

5. PROPERTY, PLANT AND EQUIPMENT

                                             2005                     2004
                                    ------------------------------------------------
                                               Accumulated               Accumulated
                                      Cost     Amortization     Cost    Amortization
                                        $          $              $           $
------------------------------------------------------------------------------------
Furniture and fixtures            148,243       123,669        166,649    127,064
Computer equipment and software   461,123       366,765        395,616    306,745
Equipment                          24,499        15,858        647,960    408,916
Projects under development:
  West Lorne                   12,832,393            --     10,958,107         --
  Construction advances
    - 200 tpd plant             1,196,885            --        766,035         --
Leasehold improvements            158,200       115,903        153,106    100,476
Motor vehicles                         --            --         57,446     47,565
------------------------------------------------------------------------------------
                               14,821,343       622,195     13,144,919    990,766
------------------------------------------------------------------------------------
Net book value                           14,199,148                  12,154,153
------------------------------------------------------------------------------------

The Company has constructed a 100 tonne per day BioOil co-generation project at the site of Erie Flooring in West Lorne, Ontario. At December 31, 2005, the Company had recorded pre-construction advances of $1,196,885
[2004 - $766,035] representing initial payments on a proposed 200 tonne per day ("tpd") plant. All of the pre-construction advances were paid in cash or shares.

During 2005, government grants of $873,583 [2004 - $2,829,117] have been applied to reduce the cost of property, plant and equipment under construction.

In 2005, the Company recorded write-downs of certain property, plant and equipment totaling $190,146, pertaining to the BioOil Power Generation segment. The Company determined that the net recoverable amount of certain test equipment was below its carrying value.

In 2005, the Company re-assigned a leased vehicle along with its remaining lease liability to a former employee for $nil proceeds. The disposal resulted in a gain of $19,773.

6. PATENTS

                                             2005                     2004
                                    ------------------------------------------------
                                               Accumulated               Accumulated
                                      Cost     Amortization     Cost    Amortization
                                        $          $              $           $
------------------------------------------------------------------------------------
Patents                             390,220    131,111        365,715      102,936
------------------------------------------------------------------------------------
Net book value                             259,109                    262,779
====================================================================================

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2005                                    (express in U.S. dollars)

6. PATENTS (cont'd)

Patents are recorded at cost and amortized on a straight line basis over the estimated useful life, which approximates the legal life, of the related technology of 16 years. The annual amortization expense of these patents for the next five years is estimated to be $25,000 per annum.

In 2005, the Company recorded write-downs of certain patents the Company is no longer pursuing totaling $10,311. The Company has determined that the net recoverable amount of these patents was below that carrying values.

7. SHORT-TERM LOANS

[a] On December 24, 2004 the Company entered into a loan agreement with an officer of the Company for $42,331. The loan bore interest at 2% per month, had a 1-month term and was repaid in January 2005.

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

8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES


                                                          2005          2004
                                                            $             $
------------------------------------------------------------------------------
Trade accounts payable                                 5,499,062     3,157,724
Accrued compensation                                      41,692        34,808
Accrued liabilities                                    1,429,942     4,057,642
Bank of Scotland guarantee [note 4(b)]                   344,160       385,320
------------------------------------------------------------------------------
                                                       7,314,856     7,635,494
==============================================================================

Included in Trade accounts payable is an amount due to a vender which has committed to provide a $3.1 million (C$3.64 million) 7-year lease financing on the equipment purchased. As at December 31, 2005, the Company has not entered into any formal financing agreement with respect to this equipment.

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2005                                    (express in U.S. dollars)

9. CONVERTIBLE DEBENTURES

(a) In December 2004 the Company entered into an agreement with an Ontario corporation (the "Vendor") to pay for equipment and services in exchange for an $830,013 (C$1,000,000) convertible debenture (the "Agreement"). The debenture was convertible into common shares of the Company at the market price at the time of conversion, subject to a minimum conversion price of $0.40 per share and a maximum conversion price of $0.60 per share. In addition, for each share issued upon conversion, the debenture holder would receive 1/2 share purchase warrant. Each whole warrant is exercisable for two years from the date of issue at 5% above the market price at the time of conversion. The debenture bore no interest and the principal was due on December 10, 2009. In September 2005, the Vendor converted the entire debenture into common shares of the Company at a price of $0.54 per share and received 1,535,001 shares and 767,500 two-year Series S warrants exercisable at $0.57 per share.

      The Agreement also calls for the Company to enter into a marketing agreement with the Vendor. In connection with the marketing agreement, in early 2005 the Company issued to the Vendor 500,000 Series U warrants to purchase common shares of the Company, exercisable at $0.49 per share during the period from January 4, 2005 to December 31, 2006. The
      Vendor has exercised these warrants subsequent to December 31, 2005.

      The proceeds of the debenture have been allocated to the debenture and warrants at December 31, 2004 based on their relative fair values. Accordingly, $307,463 was allocated to the debenture, $440,592 was allocated to the conversion feature and $81,958 was allocated to the warrants. The carrying value of the debt was being accreted up to its face value over the term to maturity. No amount of the discount was accreted in 2004 since the debt agreement only became effective in December 2004. The accretion of the debt discount began in January 2005 and the entire balance of $522,550 ($440,592 related to the conversion feature and $81,958 related to the warrants) was expensed upon conversion in September 2005.

(b) During the year ended December 31, 2005 the Company issued $1,825,000 of convertible debentures including $175,000 of debentures issued to officers and directors (or companies controlled by officers and directors) of the Company. These debentures are due between June and September 2006 and have an interest rate of 10% per annum. At the holders' option, the principle and accrued interest are convertible into the Company's common shares and share purchase warrants at rates between $0.40 and $0.425 per share. For each share issued upon conversion, the debenture holder would receive 1/2 or 1/4 share purchase warrants. Each whole warrant is exercisable for three years from the date of issue at 5% above the market price at the time of conversion. These debentures are collateralized by certain government receivables and are guaranteed by the Company. In September and December 2005, $1,150,000 of the debentures were converted into 2,727,941 common shares and 681,985 Series U warrants. In addition, 101,071 shares and 25,267 Series U warrants were issued in 2005 as an interest payment on the debenture. As at December 31, 2005, $675,000 of these debentures remain outstanding.

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2005                                    (express in U.S. dollars)

9. CONVERTIBLE DEBENTURES (cont'd)

The original proceeds of the debenture have been allocated to the debenture and the conversion feature at December 31, 2005 based on their relative fair values. Accordingly, $1,173,409 was originally allocated to the debenture and $651,591 was allocated to the conversion feature. The carrying value of the debt is being accreted up to its face value over the term to maturity. The accretion of the debt discount began in June 2005 and $96,695 was accreted during the period to December 31, 2005. The amount of $426,357 was expensed in the year due to the conversion of the debentures.

The Company has restricted funds of $172,813 held by the lawyer as collateral for short-term convertible debentures. Shortly after the year end, debenture holders converted the same amount to company shares and these funds became non-restricted.

10. LONG-TERM DEBT

In 2004, the West Lorne BioOil Co-Generation LP (the "LP") entered into a loan agreement with a Bahamas Corporation for an $830,013 loan (C$1,000,000, based on exchange rate at December 31, 2004). The loan bears interest at 1.25% per month with interest due monthly and the principal due August 11, 2007. The LP may repay the loan at any time without penalty. The loan agreement also calls for the Company to issue 312,500 warrants to purchase common shares of the Company, exercisable at $0.50 per share for a period of three years, as part of the loan financing. The loan is collateralized by the assets of the LP and is guaranteed by the Company.

The proceeds of the loan have been allocated to the debt and warrants based on their relative fair values. Accordingly, $760,209 (C$915,900) was allocated to the loan and $69,804 (C$84,100) was allocated to the warrants. The carrying value of the debt will be accreted up to its face value over the term to maturity. No amount of the discount was accreted in 2004 since the debt agreement only became effective shortly before year end. The accretion of the debt discount began in January 2005 and during the year ended December 31, 2005 $22,591 (C$27,616) was accreted. The balance as at December 31, 2005 included $26,048 of foreign exchange effect.

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2005                                    (express in U.S. dollars)

11. SHARE CAPITAL

[a]   Authorized share capital

The Company's authorized capital consists of an unlimited number of common shares [2004 - unlimited common shares] with no par value and unlimited Class A preferred shares with no par value [2004 - 100,000,000 with a par value of $5.00] with each having attached special rights and restrictions. No preferred shares were issued and outstanding at December 31, 2005 and 2004.

[b]  Issued and outstanding common shares

                                                                 Issued
                                                            #              $
----------------------------------------------------------------------------------
Balance, December 31, 2002                              49,941,000     27,553,040
Issued for cash
  Pursuant to private placement                         12,863,895      1,544,715
Pursuant to exercise of stock options                      580,100        183,050
Issued on conversion of convertible loan                 1,389,746        182,254
Issued for settlement of fees payable                    2,206,966        699,037
Issued for services (i)                                  2,973,947        745,894
Shares redeemed and cancelled (ii)                         (40,000)            --
----------------------------------------------------------------------------------
Balance, December 31, 2003                              69,915,654     30,907,990
Issued for cash
  Pursuant to private placement (iii)                   16,906,913      5,825,691
  Pursuant to exercise of stock options                    569,284        180,314
Pursuant to exercise of warrants                           188,333         50,583
Issued for settlement of fees payable                    2,999,113      1,427,565
Issued for services (i)                                  2,425,641      1,322,145
Issued for SA Rights                                       124,860         75,489
Shares redeemed and cancelled                                   --         76,688
----------------------------------------------------------------------------------
Balance, December 31, 2004                              93,129,798     39,866,465
Issued for cash
  Pursuant to private placement,
    net of finder's fee (iii)                           17,303,998      6,071,226
  Pursuant to exercise of stock options                  1,239,139        373,277
  Pursuant to exercise of warrants                       1,873,084        592,088
Issued for settlement of fees payable (iii)              3,347,869      1,836,047
Issued for services (i)                                  1,656,643        929,199
Issued on conversion of convertible debentures           4,364,013      2,038,951
Issued on conversion of project advance                    342,287        166,003
Shares to be redeemed and cancelled (ii)                   (44,956)       (23,780)
-----------------------------------------------------------------------------------
Balance, December 31, 2005                             123,211,875     51,849,476
==================================================================================

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2005                                    (express in U.S. dollars)

11. SHARE CAPITAL (cont'd.)

[i] The Company has entered into various agreements for services with its employees, directors and non-employees to be settled with various stock awards.

a. The Company has entered into compensation arrangements with non-employees for specified amounts, which can only be settled by applying the amounts to exercise outstanding options to purchase common shares monthly over a period of up to twelve months. Included in issued for services are nil [2004 - nil; 2003 - 1,536,141] shares, fair valued at $nil
     [2004 - $nil; 2003 - $321,082].

b.   The Company issued 624,301 [2004 - 2,393,459; 2003 - 980,753] restricted shares to non-employees for services, fair valued at $303,010 [2004 - $1,303,005; 2003 - $363,764]. The shares have a 12-month restriction from the issue date. The Company also issued 941,840 [2004 - nil; 2003 - nil] shares to non-employees for services, fair valued at $591,799 [2004- $nil; 2003 - $nil].

c. The Company has issued 90,502 [2004 - nil; 2003 - 455,794] shares to employees, directors and officers for services rendered, recorded at fair value of $34,390 [2004 - $nil; 2003 - $60,922].

d. The Company issued nil [2004 - 32,182; 2003 - 8,590] restricted shares to employees and directors for services, fair valued at $nil [2004 - $19,140; 2003 - $2,686]. The shares have a 12 month restriction from the issue date. During 2003, 7,331 common shares previously issued to a director of the Company were cancelled and returned to Treasury with a fair value of $2,560.

[ii] At December 31, 2005, the Company had 44,956 [2004 - nil] common shares to be redeemed. The redeemable shares had a fair value of $23,780 which were issued as a partial payment of outstanding invoices will be returned to the Company as a result of the final settlement with a vendor. At December 31, 2004, the remaining balance of the previously accrued redemption was cancelled as a result of the Company using the shares as a deposit on the next development project. These shares, which were included as outstanding at December 31, 2003, were issued for services in relation to the termination of agreements with non-employees and to be redeemed upon satisfying conditions of the termination agreements which were fully settled in 2003.

[iii] During the year ended December 31, 2005, the Company completed a private placement for gross proceeds of $7,138,730. Share issuance costs related to these private placements totaled $1,033,113, of which, $35,041 was paid in cash and $998,072 was paid in shares [note 11(i)]. Pursuant to the private placement agreements in 2005, 7,006,257 Series S warrants were issued in 2005 [note 11(f)].

    The Company also issued 3,347,869 fully vested shares for settlement of fees payable in 2005. These shares were valued based on the quoted market price on the date of the settlement agreement.

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2005                                    (express in U.S. dollars)

11. SHARE CAPITAL (cont'd.)

[c]   Shares to be issued

At December 31, 2005, the Company has 4,673,439 [2004 - 5,629,859] common shares to be issued which are comprised of:

[i] 1,247,344 [2004 - 1,403,080] common shares which are to be issued to a director and non-employees for services rendered under compensation arrangements in 2005 with a value of $755,224 [2004 - $704,486].
      Shares to be issued under compensation arrangements are valued based on the quoted market price on the date of the agreement.

[ii] 2,826,095 common shares relating to a private placement commenced during the year ended December 31, 2005 [2004 - 4,226,779] and 600,000
      [2004 - nil] common shares are related to exercise of warrants for gross proceeds of $342,000. The private placement is for up to $20 million at an offering price between $0.33 and $0.81. At December 31, 2005, the Company had received $1,957,000 [2004 - $1,636,408] in cash for these shares to be issued [note 20(a)].

[iii] Subscription receivable of $34,392 [2004 - $NIL] related to 90,502 common shares issued to an officer in 2005.

[d]   Escrow agreement

In December 1995, the Company placed in escrow 1,232,000 shares, issued for nominal consideration, to be released from such escrow agreement as the Company achieves certain milestones. The escrow restrictions provide that these shares may not be traded in, dealt with in any manner whatsoever, or released, nor may the Company, its transfer agent, or Escrow Holders, make any transfer or record any trading in these shares without approval of the Company. The escrow agreement further provides that the shares may then be released from escrow at the rate of one share for every $0.17 of "cash flow" as defined in the agreement, generated by the Company. The purpose of this escrow agreement, in part, is to encourage the holders thereof to act in the best interests of the Company, and in the event that the Company should become successful, in part due to the efforts of the holders of these shares, they will be entitled to maintain their ownership of these shares, and to obtain regular pro-rata releases.

During 1999, the Board approved an amendment to the escrow agreement's release provisions that applied to 676,000 of the shares held in escrow above. The amended release provisions which are: 1/3 of the common shares in escrow will be released upon the Company achieving a capitalized stock value of $30 million for a consistent twenty day trading period (achieved); 1/3 of the common shares in escrow will be released upon the Company achieving a capitalized stock value of $50 million for a consistent twenty day trading period (achieved); 1/3 of the common shares in escrow will be released upon the Company achieving a capitalized stock value of $100 million for a consistent twenty day trading period (achieved subsequent to year end (see note 20)).

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2005                                    (express in U.S. dollars)

11. SHARE CAPITAL (cont'd.)

During the year ended December 31, 2000, 450,666 of then common shares were released from escrow as the milestones were reached.

Subsequent to December 31, 2005 the Company's market capitalization exceeded $100 million and as a result 225,334 shares were released from escrow (see note 20(b)), management expects the remaining escrowed shares will be cancelled.

Contingently issuable shares held in escrow are only included in the calculation of loss per share when eligible for release from escrow. As such, the weighted average number of common shares outstanding and the basic and diluted loss per common share exclude escrowed shares for all periods presented (note 11(j)).

[e]   Stock options

At December 31, 2005, the following stock options to Directors, employees and others were outstanding:

                                 Options Outstanding        Options Exercisable
                               -----------------------   --------------------------
                               Weighted-
                 Number         Average      Weighted-      Number        Weighted-
Range of      Outstanding at   Remaining      Average    Exercisable at    Average
Exercise       December 31,    Contractual    Exercise    December 31,    Exercise
  Price           2005            Life         Price         2005           Price
-----------------------------------------------------------------------------------

$0.20 - $0.23   5,300,084       7.16 years     $0.21      5,300,084         $0.21
$0.33 - $0.50   7,817,833       3.68 years     $0.47      7,645,333         $0.47
$0.58 - $0.90     595,333       1.80 years     $0.73        595,333         $0.73
    $1.00         120,000       4.09 years     $1.00        120,000         $1.00
    $1.50          80,000       4.77 years     $1.50         80,000         $1.50
-----------------------------------------------------------------------------------
               13,913,250                                13,740,750
===================================================================================


From time to time, the Company has provided incentives in the form of stock options to the Company's directors, officers, employees and others. The Company has reserved 18,488,525 [2004 - 13,969,470] (15%) of its common shares for issuance upon the exercise of stock options of which at December 31, 2005, 4,575,275 [2004 - 2,029,747] are available to be granted. The exercise price and the vesting terms of the options are determined by the Compensation Committee. The exercise price will generally be at least equal to the market price of the common shares at the date of the grant.

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2005                                    (express in U.S. dollars)

11. SHARE CAPITAL (cont'd.)

Stock option transactions for the respective periods and the number of stock options outstanding are summarized as follows:


                                        No. of Common            Weighted Average
                                        Shares Issuable            Exercise Price
----------------------------------------------------------------------------------
                                              #                            $
Balance, December 31, 2002                 5,827,837                      0.63
Options granted                            7,603,409                      0.24
Options forfeited or expired              (1,299,017)                     0.32
Options exercised                         (2,116,241)                     0.52
----------------------------------------------------------------------------------
Balance, December 31, 2003                10,015,988                      0.41
Options granted                            3,393,769                      0.36
Options forfeited or expired                (900,750)                     0.70
Options exercised                           (569,284)                     0.32
----------------------------------------------------------------------------------
Balance, December 31, 2004                11,939,723                      0.38
Options granted                            4,068,916                      0.48
Options forfeited or expired                (856,250)                     0.72
Options exercised                         (1,239,139)                     0.30
----------------------------------------------------------------------------------
Balance, December 31, 2005                13,913,250                      0.39
==================================================================================


During 2005, the Company reduced the expiry date of 400,000 options issued to officers from the original expiry date of three years to two years.

During 2004,the Company extended the expiry date of 6,606,617 options issued to officers from the original expiry date for a period of five years.

During 2003, the Company repriced 500,000 options issued to a director (or company controlled by a director) from the original exercise price of $0.50 to anew exercise price of $0.30.

Included in the options granted in 2005, were nil [2004 - 350,000] options to non employees for services rendered recorded at a fair value of $nil [2004 - $73,750].

Subsequent to December 31, 2005, 269,172 options with a weighted average exercise price of $0.27 were exercised (see note 20(a)).

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2005                                    (express in U.S. dollars)

11. SHARE CAPITAL (cont'd.)

The weighted-average fair value of options granted in 2005 where the stock price is equal to the exercise price of the options, greater than the exercise price of the options and less than the exercise of the options was $0.58, $0.54, and $0.46 respectively [2004 - $nil, $0.40 and $0.41; 2003 -
$0.20, $0.38, and $0.21].

Compensation expense recognized for options granted in 2005 or prior periods was $2,103,328 (2004 - $3,707,356). The fair value of stock options, SA Rights and warrants granted in 2005 is estimated at the measurement date using the Black Scholes option pricing model with the following weighted average assumptions: Risk free interest rate of 3.7% (2004 - 4.3%); dividend yields of 0% (2004 - 0%); volatility factors of the expected market price of the Company's common stock of 79.9% (2004 - 92.7%); and weighted average expected life of the option of 6.5 years (2004 - 7.9 years).

Pro forma information regarding net loss and loss per share was previously required by CICA 3870, for all periods presented where the fair value method was not chosen, as if the Company has accounted for stock options, SA Rights and warrants granted to employees under the fair value method [see note 3(a)]. The fair value for these options, SA Rights and warrants was estimated at the measurement date using the Black Scholes option pricing model with the following assumptions for 2003: Risk free interest rate of 4.5%; dividend yields of 0%; volatility factors of the expected market price of the Company's common stock of 116%, and weighted average expected live of the options of 2.7 years.

Supplemental disclosure of pro forma loss and loss per share is as follows:

                                                          2003
                                                            $
--------------------------------------------------------------------
Loss for the period as stated                         (4,984,681)
Less stock-based compensation                            676,354
--------------------------------------------------------------------
Pro forma loss                                        (5,661,035)
====================================================================
--------------------------------------------------------------------
Basic and diluted loss per share as stated                (0.09)
Proforma basic and diluted loss per share                 (0.10)
====================================================================

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2005                                    (express in U.S. dollars)

11. SHARE CAPITAL (cont'd.)

[f] Common share purchase warrants

At December 31, 2005 the common share purchase warrants outstanding were as follows:


                  No. of Common      Exercise
                 Shares Issuable      Price     Expiration Date
-----------------------------------------------------------------------------------
Series P Warrants   3,735,482        $0.40        May 6, 2006
Series Q Warrants  10,357,295   $0.20 to $0.75    Jan 12, 2006 to Aug 31, 2008
Series R Warrants   2,500,000         $0.20       Aug 31, 2008
Series S Warrants  15,998,808   $0.44 to $0.78    Aug 16, 2006 to May 31, 2011
Series T Warrants     312,500         $0.49       Nov 3, 2007
Series U Warrants   1,207,252   $0.49 to $0.53    Jan 4, 2007 to Dec 22, 2008
                    ---------
          Total    34,111,337
====================================================================================


Summary of warrants exercised and issued during the year end:


                                 Number of Common Shares Issuable
                               -----------------------------------
                               via Warrants
                                exercised/    via Warrants
                                 cancelled     Issued
                   at December  during the    during the   at Dec 31,      Exercise
                    31, 2004        year       year           2005           Price
-----------------------------------------------------------------------------------
Series F Warrants    933,333    (933,333)       --           --            $0.70
Series M Warrants    102,544    (102,544)       --           --            $1.50
Series O Warrants    300,000    (300,000)       --           --            $0.35
Series P Warrants  4,477,147    (741,665)       --        3,735,482        $0.40
Series Q Warrants 11,492,088  (1,134,793)       --       10,357,295    $0.20 to $0.75
Series R Warrants  2,500,000       --           --        2,500,000        $0.20
Series S Warrants  4,910,239       --       11,088,569   15,998,808    $0.44 to $0.78
Series T Warrants    312,500       --           --          312,500        $0.49
Series U Warrants     --           --        1,207,252    1,207,252    $0.49 to $0.53
-------------------------------------------------------------------------------------
                  25,027,851  (3,212,335)   12,295,821   34,111,337
=====================================================================================


Of 34,111,337 outstanding warrants, 32,711,337 warrants are vested. 29,389,349 of the Series P, Q, S, and U warrants are callable by the Company for $0.001 to $0.01 per warrant on 30 days notice as soon as the Company's shares have closed at or above $1.00 for 20 consecutive trading days. 509,488 of the Series Q warrants are callable by the Company for $0.001 to $0.01 per warrant on 30 days notice as soon as the Company's shares have closed at or above $1.50 for 20 consecutive trading days (see 20(c))

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2005                                    (express in U.S. dollars)

11. SHARE CAPITAL (cont'd.)

[f] Common share purchase warrants

(1)The Series P warrants were issued as part of a private placement and for services of non-employees. These warrants vested upon successful completion of the private placement and as services were performed respectively. During the year ended December 31, 2004, pursuant to various private placements agreement, the Company issued 2,700,000 Series P warrants with an exercise price of $0.40 per share, expiring on April 1, 2006.

(2)The Series Q warrants were issued as part of a private placement for cash and services. These warrants vested upon successful completion of the private placement and as services were performed. In 2002, 818,418 Series Q warrants were issued as part of a loan agreement to certain directors of the Company. 4,479,559 Series Q warrants were issued during the year at a weighted average exercise price of $0.59 per share, expiring on various dates from January 12, 2006 to May 20, 2007. Also in 2005, 1,134,793 [2004 - 188,333] warrants were exercised at a weighted average price of $0.31 [2004 - 0.27] per share.

(3)The 2,500,000 Series R warrants were issued as part of the loan financings [note 7(b)] at an exercise price of $0.20 per share.

(4)The Series S warrants were issued during the year as part of a private placement forcash and services. Of the 11,088,569 warrants issued, 7,006,257 [2004 - 4,910,239] were issued in relation to private placements. These warrants vested upon successful completion of the private placement and as services were performed. 11,088,569 [2004 4,910,239] Series S warrants were issued during the year. 1,900,000 warrants are vested annually from 2005 to 2008.

(5)The Series T warrants were issued as a part of a loan agreement in 2004 and the warrants vested immediately upon issue.

(6)The 1,207,252 Series U warrants were issued during the year as a part of conversion of convertible debentures in 2005. These warrants vested immediately upon issue with a weighted average exercise price of $0.51.

Compensation expenses recognized for warrants granted during 2005 was $707,166 [2004 - $601,250; 2003 - $1,265,474].

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

December 31, 2005                                    (express in U.S. dollars)

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

At December 31, 2005, 300,000 [December 2004 - 300,000] SA Rights were outstanding and 200,000 [December 2004 - 200,000] were vested.

SA Rights transactions and the number of SA Rights outstanding is summarized as follows:


                                                                     No. of
                                                               SA Rights Issued
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Balance, December 31, 2003                                         1,468,335
SA Rights redeemed                                                  (766,668)
SA Rights forfeited                                                 (401,667)
--------------------------------------------------------------------------------
Balance, December 31, 2004                                           300,000
SA Rights redeemed                                                        --
SA Rights forfeited                                                       --
--------------------------------------------------------------------------------
Balance, December 31, 2005                                           300,000
================================================================================

At December 31, 2005, the following SA Rights, all of which were issued to employees, were outstanding:



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

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2005                                    (express in U.S. dollars)

11. SHARE CAPITAL (cont'd.)

[h] Contributed surplus

Contributed surplus includes the fair value of stock options and warrants issued to non-employees for services rendered, the fair value of warrants issued under short-term loan agreements in 2003 [note 7], the fair value of warrants related to convertible debentures [note 9], the fair value of warrants related to long-term debt in 2004 [note 10], and the fair value of options and warrants granted to employees.

[i] Stock based compensation and payment

The Company has recorded stock based compensation and payment as follows:

                                           2005          2004        2003
                                            $             $            $
-----------------------------------------------------------------------------
Balance sheet items
Property, plant and equipment            327,533        350,812   1,004,564
Share issue costs                        996,876        280,785     947,202
Accounts payable                         492,136         17,893      51,000
-----------------------------------------------------------------------------
                                        1,816,545       649,490   2,002,766
-----------------------------------------------------------------------------
Income statement items
Professional fees                       1,046,841       235,845     655,416
General and administrative
  salaries and benefits                 2,103,328     3,707,356   1,712,658
Marketing                                      --            --      51,628
Research & development                    546,888       787,403         --
Interest expense and other                 67,970        97,200       8,155
-----------------------------------------------------------------------------
                                        3,765,027     4,827,804   2,427,857
-----------------------------------------------------------------------------
Total stock based payment               5,581,572     5,477,294   4,430,623
=============================================================================

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2005                                    (express in U.S. dollars)

11. SHARE CAPITAL (cont'd.)

[j] Basic and diluted loss per common share


                                        2005           2004          2003
------------------------------------------------------------------------------
Numerator
Loss from continuing operations   $(11,997,344)    $(9,916,215)   $(4,921,650)
Loss from discontinued operations           --              --        (63,031)
------------------------------------------------------------------------------
Net loss                          $(11,997,344)    $(9,916,215)   $(4,984,681)
------------------------------------------------------------------------------

Denominator
Weighted average number of
  common shares outstanding        108,790,519      81,760,633     57,398,824
Escrowed shares                       (781,334)       (781,334)      (781,334)
------------------------------------------------------------------------------
                                   108,009,185      80,979,299     56,617,490
------------------------------------------------------------------------------

Basic and diluted loss per common share
Continuing operations                    $(0.11)       $(0.12)         $(0.09)
Discontinued operations                      --            --           (0.00)
------------------------------------------------------------------------------
Loss per share                           $(0.11)       $(0.12)         $(0.09)
==============================================================================


12. COMMITMENTS AND CONTINGENCIES

Commitments

The Company has the following future minimum annual lease commitments for premises and equipment:


                                                                      $
--------------------------------------------------------------------------
2006                                                               143,000
2007                                                               156,000
2008                                                               151,000
2009                                                                49,000
--------------------------------------------------------------------------
                                                                   499,000
--------------------------------------------------------------------------


Pursuant to employment agreements with certain officers of the Company, which expire between July 31, 2007 and July 31, 2011, the Company is obligated to pay the full term of contract in the event of the officers' early termination. As at December 31, 2005 the compensation obligation payable over the next four years amounts to $5,308,806 (2004 - $3,183,445).

Pursuant to employment agreements with certain officers of the Company, the Company is obligated to allot and issue 335,000 fully-paid shares and a cash bonus of $25,700 once the Company's first commercial plant is successfully commissioned.

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2005                                    (express in U.S. dollars)

12. COMMITMENTS AND CONTINGENCIES (cont'd)

In connection with the Company's West Lorne project and construction advances related to the 200TPD plant (see Note 5), the Company has committed to outstanding constructions commitments of approximately $2.6 million

Contingencies

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

13. RELATED PARTY TRANSACTIONS

The transactions with related parties are in the normal course of operations and are recorded at amounts established and agreed between the related parties. In addition to the transactions described in notes 7 and 11, the Company had the following transactions with related parties:

[a]   Consulting fees and salaries of $1,940,421 for the year ended December
31, 2005 [years 2004 - $3,053,332; 2003 - $1,591,097] have been paid to
Directors (or companies controlled by Directors) of the Company. Included in the amount above, is 974,392 [2004 - $2,288,556; 2003 - $1,233,418] paid by stock based compensation [note 11(b)(i)].

[b]   Consulting fees and share issue costs of $87,395 for the year ended
December 31, 2005 [years 2004 - $574,326; 2003 - $1,002,085] have been paid to a shareholder of the Company. Included in the amount above, is $1,113 [2004 $513,958; 2003 - $1,002,085] paid by stock based compensation [note 11(b)(i)].

[c]   As at December 31, 2005, $82,529 [2004 - $136,370; 2003 - $32,673] was
advanced to a Director of the Company in connection with the formation of a joint venture for the development of the Company's BioOil technology and related products. The joint venture had not been formalized and the advance was written-off on December 31, 2005.

[d]   On June 3, 2003 the Company entered into a loan agreement with an officer of the Company for $50,000. The loan bore interest at 2% per month and had a 12-month term. The loan agreement also calls for the Company to issue 500,000 warrants exercisable at $0.20 each for a period of five years as part of the loan financings. In December 2003, the Company repaid the loan and the lenders released the Company from the general security agreement.

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2005                                    (express in U.S. dollars)


14. LOSSES AND UNUSED DEDUCTIONS CARRIED FORWARD FOR INCOME TAX PURPOSES

As at December 31, 2005, the Company has loss carryforwards of approximately $40,146,000 to apply against future taxable income in Canada ($37,017,000) and the United Kingdom ($3,129,000) and $703,000 and $287,000 of federal and provincial investment tax credits respectively available for future use in Canada. The United Kingdom loss carryforwards can be carried forward indefinitely. The Canadian losses and investment tax credits expire as follows:



                   Federal Investment     Provincial Investment            Loss
                      Tax Credits            Tax Credits              Carryforwards
                          $                       $                          $
-----------------------------------------------------------------------------------
2006                    13,000                      --                   2,731,000
2007                   115,000                      --                   4,746,000
2008                    25,000                      --                   5,388,000
2009                    49,000                   8,000                   3,975,000
2010                   167,000                  94,000                   4,616,000
2011                   197,000                 109,000                          --
2012                    54,000                  30,000                          --
2013                    58,000                  32,000                          --
2014                    25,000                  14,000                   6,662,000
2015                        --                      --                   8,899,000
-----------------------------------------------------------------------------------
                       703,000                 287,000                  37,017,000
===================================================================================

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2005                                    (express in U.S. dollars)

14. LOSSES AND UNUSED DEDUCTIONS CARRIED FORWARD FOR INCOME TAX PURPOSES
(cont'd.)

In addition, the Company has scientific research and experimental development expenditures of approximately $3,009,000 that can be carried forward indefinitely to apply against future taxable income in Canada.

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has recognized a valuation allowance for those future tax assets for which it is more likely than not that realization will not occur. Significant components of the Company's future tax assets as of December 31, 2005 and December 31, 2004 are as follows:

                                                        2005         2004
                                                          $            $
-----------------------------------------------------------------------------
Loss carryforwards                                   13,594,000   10,965,000
Research and development deductions and credits       2,018,000    3,102,000
Property, plant and equipment                         1,069,000    1,056,000
Financing costs                                         655,000      514,000
-----------------------------------------------------------------------------
Total future tax assets                              17,336,000   15,637,000
Valuation allowance                                 (17,336,000) (15,637,000)
-----------------------------------------------------------------------------
Net future tax assets                                        --           --
-----------------------------------------------------------------------------

The potential income tax benefits relating to these future tax assets have not been recognized in the consolidated financial statements as their realization did not meet requirements of "more likely than not" under the liability method of tax allocation. Accordingly, no future tax assets have been recognized as at December 31, 2005 and 2004 and no income tax provision or benefit has been provided for any of the periods presented. Had a tax benefit been provided, the Company's expected effective tax rate for the reversal of the tax benefit would be 34.12%, 35.62% and 35.62% in 2005, 2004 and 2003, respectively.

The Company's future tax assets include approximately $426,000 [2004 - $261,000] related to deductions for share issuance costs, in excess of amounts deducted for financial reporting purposes. If and when the valuation allowance related to these amounts is reversed, the Company will recognize this benefit as an adjustment to share capital as opposed to income tax expense in the Consolidated Statement of Loss.

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2005                                    (express in U.S. dollars)

15. SUPPLEMENTAL CASH FLOW INFORMATION

                                           2005          2004        2003
Net change in non-cash working capital       $             $           $
------------------------------------------------------------------------------
Receivable                                153,693      (90,890)     (38,399)
Prepaid expenses and deposits             (49,305)     (96,852)      10,566
Accounts payable and
  accrued liabilities                      29,445    2,274,898      227,628
------------------------------------------------------------------------------
                                          133,833    2,087,156      199,795
==============================================================================

Interest paid
Short-term interest paid                  131,971       26,000       63,522
==============================================================================


For stock based non-cash investing and financing activities, see note 11 (i).

For the year ended December 31, 2004, excluded from investing activities were $3,039,451 of additions to property, plant and equipment which were accrued in accounts payable and accrued liabilities and will be financed through capital leases. As at December 31, 2005, the Company has not entered into any formal financing agreement with respect to this equipment.

16. GOVERNMENT ASSISTANCE

Government assistance received during the year ended December 31, 2005 in the amount of $1,664,640 [2004 - $3,611,412; 2003 -.$915,237] has been recorded as a reduction of expenditures.


Government assistance applied to:          2005          2004        2003
                                             $             $           $
------------------------------------------------------------------------------
Property, plant and equipment and other  853,673     2,829,117       422,176
Research and development                 782,423       765,106       456,438
Other expenses                            28,544        17,189        36,623
------------------------------------------------------------------------------
Total                                  1,664,640     3,611,412       915,237
==============================================================================

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2005                                    (express in U.S. dollars)

16. GOVERNMENT ASSISTANCE (cont'd.)

[a]Technology Partnerships Canada
During 1997, the Company entered into a contribution agreement with Industry Canada-Technology Partnerships Canada (TPC) whereby the Company is entitled to receive a maximum of approximately $7 million (Cdn$ 8.2 million) or 37% of eligible expenditures, as defined in the agreement. The Company has received extensions to the original contribution agreement with TPC to March 31, 2006 while retaining the original cumulative maximum assistance level of $7 million. The agreement, as amended, specifies that in the event commercial viability is achieved, then the assistance is repayable, commencing January 1, 2005 based on royalties from sales of specified products resulting from the project to a maximum of $13.7 million (Cdn$16 million) or until the expiration of contract on December 31, 2014. As at December 31, 2005, the Company has received $5.9 million (Cdn$6.9 million) under these agreements. In 2005, the Company received approximately $1,007,318, of which $13,029 was deducted from patents and the remainder was used to reduce expenditures made during the current year. As at December 31, 2005, $627,582 [2004 - $236,548] is included in government grants receivable. As the Company has not achieved commercial viability and no revenue has been generated from the project, no repayment has been made and no amount accrued for TPC assistance as at year end.

[b]Sustainable Development Technology Canada

On March 5, 2004 the Company signed a Contribution Agreement with Sustainable Development Technology Canada ("SDTC") whereby SDTC will contribute $4.3 million (Cdn$5 million) to the capital cost of the Company's Erie Flooring 100 tonne per day BioOil co-generation project development. This amount will be a grant and will be accounted for as a reduction in the capital cost of the project. During 2005, the Company received payment of $657,322 (Cdn$ 796,478) [2004 - $3,056,468 (Cdn$3,703,522)] from SDTC.

17. SEGMENTED INFORMATION

In 2005 the Company has one reportable segment, BioOil Power Generation. The BioOil Power Generation segment relates to the biomass-to-energy technology. Substantially all of the Company's operations and assets are in Canada and are solely focused on the development and commercialization of its technology. BioOil Power Generation is biomass-to-energy technology that converts low value forest residues and agricultural by-products into BioOil for use in power generation or other industrial energy purposes.

For the years ended December 31, 2005 and 2004 the Company recorded no revenue.

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2005                                    (express in U.S. dollars)

18. PROJECT ADVANCE

In June 2003 the Company received $166,003, translated at the rate on the balance sheet date, (C$200,000) from Ontario Power Generation Inc. ("OPG") as an initial investment in a proposed Ontario based 100 TPD BioOil co-generation project (the "Project"). The funds were used for pre-development work related to the Project and are to be converted into a Project ownership interest or Company equity upon the decision of whether or not to proceed with the Project. The Project has now proceeded at the site of Erie Flooring in West Lorne Ontario, and the Company has agreed with OPG to convert the Project Advance into Company's equity on March 31, 2005 based on then current market value. In this regard, 342,287 shares were issued during 2005.


19. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (DRAFT - TO BE CONFIRMED)

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

[ii] Under Canadian GAAP, prior to the accounting change in 2004 the Company accounted for all stock-based compensation issued on or after January 1, 2002 to non-employees using the fair value based method and recognized no compensation expense for stock-based awards to employees. The effect of retroactively applying, without restatement, the fair value based method of stock-based compensation to options granted to employees rather than the previously noted intrinsic method was to increase the deficit as at January 1, 2004 by $797,602 with the corresponding increase to contributed surplus.

Effective January 1, 2004, the Company adopted the Canadian GAAP fair-value-based method for all stock-based awards granted on or after January 1, 2004 and retroactively applied this method without restatement. For US GAAP purposes, the Company continues to follow SFAS No. 123.("SFAS 123") "Accounting for Stock Based Compensation" in accounting for options granted to non-employees and Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25) and related interpretations, in accounting for stock options granted to officers, directors, and employees. Compensation expense is calculated based on the difference, on the measurement date, between the fair market value of the Company's stock and the exercise price and is recorded over the vesting period of the options. For options that had their expiry dates extended, the modification date became the new measurement date and additional compensation was recorded when the intrinsic value of the modified options exceeds the intrinsic value at the original measurement date. The Company applies variable accounting to repriced options granted to directors.

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2005                                    (express in U.S. dollars)

19. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONT'D)

During 2005, 152,000   [2004  -  315,813;  2003  -  1,595,456] fixed employee
stock options were granted with exercise prices less than the market price of the underlying stock on the date of the grant. For U.S. GAAP purposes, the stock appreciation rights ("SA Rights") and performance-based stock options are accounted for as a variable compensation plan under APB 25 and related interpretation. The Company uses its best estimates of number of SA Rights to be exercised (or forfeited) to record the compensation relating to variable plans.

Prior to January 1, 2002, the Company did not record stock-based compensation for Canadian GAAP purposes and as such there was a difference between Canadian and U.S. GAAP. For the year ended December 31, 2003, the Company adopted the guidance under the original CICA Handbook Section 3870 [note 3] which required that stock-based awards made to non-employees and direct awards of stock, stock appreciation rights and awards that call for settlement in cash or other assets that are outstanding or granted for fiscal years beginning on or after January 1, 2002 are to be measured and recognized using a fair value based method. For stock based awards granted to employees for fiscal years beginning on or after January 1, 2002, the Company had previously elected (prior to January 1, 2004) to use the intrinsic method as permitted under Canadian GAAP, which is consistent with U.S. GAAP.

[iii] Under US GAAP, the conversion feature of the convertible debts issued by the Company meets the criteria to be classified as equity. As a result, the Company follows Emerging Issue Task Force ("EITF") No. 00-27 and records the proceeds of the convertible debts based on the relative fair value of the convertible debt, the contingent warrants issuable upon conversion and any detachable warrants. In accordance with Issue 15 of EITF 00-27, at the time of conversion, the contingent warrants that were issued upon conversion of the convertible debenture should be recognized. As a result of the difference in the calculation of relative fair value for the allocation of proceeds under Canadian and US GAAP, the carrying value of the convertible debt liability under US GAAP should be increased by $56,077 with a corresponding decrease in shareholders' equity. Additional interest expense as a result of recognition of contingent warrants less the effect of the reduction of accretion of interest was adjusted to the Consolidated Statements of Loss under US GAAP.
In addition, in accordance with Issue 10 of EITF 00-27, the commitment date of the convertible instruments related to the paid-in-kind (PIK) accrued interest should be the date the interest was accrued. As a result, an additional beneficial conversion feature ("BCF") was calculated on these convertible instruments issued for PIK accrued interest on the convertible debentures that were outstanding as at December 31, 2005, amounting to $14,490 for the year ended December 31, 2005. No accretion on this additional BCF was included in the net loss for US GAAP purposes as it is immaterial given the short time period that the convertible debentures were outstanding. Additional BCF on the convertible instruments related to the PIK accrued interest for the convertible debentures that were converted during the fiscal year 2005 was calculated as $27,943. The full amount was charged to interest expense upon the conversion of the debentures.

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2005                                    (express in U.S. dollars)

19. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONT'D)

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

[v]  New Accounting Pronouncements

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

In February 2006, FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments - an Amendment of FASB Statements No. 133 and 140". Among other things, SFAS No. 155 permits the election of fair value remeasurement for certain hybrid financial instruments that would otherwise require bifurcation under Statement 133, Accounting for Derivative Instruments and Hedging Activities. These hybrid financial instruments would include both assets and liabilities. SFAS No. 155 is effective for fiscal years beginning after September 15, 2006.

The Company has not yet determined the effect of future implementation of these new standards on its consolidated financial statements.

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2005                                    (express in U.S. dollars)

19. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONT'D)

If US GAAP were followed, the significant variations on the consolidated statements of loss and comprehensive loss would be as summarized in the table below.


                                              2005            2004          2003
                                              $               $             $
-----------------------------------------------------------------------------------

Loss for the year, Canadian GAAP          (11,997,344)     (9,916,215)   (4,984,681)
Adjustment for stock based compensation      (934,131)      1,511,031            --
Adjust to accretion of interest
Expense (iii)                                (193,249)             --            --
-----------------------------------------------------------------------------------
Loss for the year, U.S. GAAP              (13,124,724)     (8,405,184)   (4,984,681)
-----------------------------------------------------------------------------------

Unrealized (gain)/losses on foreign currency
  Translation                                 219,713          35,733      (146,363)
-----------------------------------------------------------------------------------
Comprehensive loss for the year,
U.S. GAAP                                 (12,905,011)     (8,369,451)   (5,131,044)
-----------------------------------------------------------------------------------

Weighted average number of common shares
  Outstanding                             108,009,185      80,979,299    56,617,490
-----------------------------------------------------------------------------------
Basic and diluted loss per common share,
  U.S. GAAP                                    (0.12)           (0.10)       (0.09)
===================================================================================


                                                           2005          2004
                                                           $             $
-----------------------------------------------------------------------------------

Total liabilities, Canadian GAAP                           8,670,165     8,911,500
Adjustment for allocation of proceeds of                      41,587            --
Convertible debt (iii)
Adjustment for accretion of interest expense                 (18,775)           --
-----------------------------------------------------------------------------------

Total liabilities, US GAAP                                 8,692,977     8,911,500
==================================================================================


                                                           2005          2004
                                                           $             $
-----------------------------------------------------------------------------------

Total shareholders' equity, Canadian GAAP                  8,292,408     4,287,198
Adjustment for allocation of proceeds of                     (41,587)           --
Convertible debt (iii)
Adjustment for accretion of interest expense                  18,775            --
-----------------------------------------------------------------------------------

Total shareholders' equity, US GAAP                        8,269,596     4,287,198
==================================================================================

The consolidated assets and cash flows under accounting principles generally accepted in Canada are the same as the consolidated assets under the accounting principles generally accepted in the United States.

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2005                                    (express in U.S. dollars)

20. SUBSEQUENT EVENTS

[a] As described in note 11(c), during the period from January 1 to 24, 2006, the Company issued 11,253,937 common shares for total proceeds of $7,542,878, inclusive of $1,615,000 received as at December 31, 2005 relating to a private placement commencing during the fourth quarter of 2005. Also during the period from January 1 to March 24, 2006, the Company received $1.64 million on the exercise of 269,172 options and 4,022,806 warrants.

[b]   On February 6, 2006 the Company's market capitalization exceeded $100 million for the 20th consecutive trading day and as a result 225,334 shares were released from escrow and were issued to the holders.

[c]   On March 24, 2006 the Company's shares closed at or above $1.00 for the
20th consecutive trading day and consequently all of the remaining 29.4 million Series P, Q, S, and U warrants with an aggregate exercise value of $15.2 million (including cash exercise of $1.57 million received during the period from January 1, 2006 to March 24, 2006) have become callable by the Company for between $0.001 and $0.01 per warrant upon 30 days written notice. If such notice is given, the warrant holders may exercise the warrants during the notice period. The Company has not yet issued notice to warrant holders as at March 24, 2006.

21. COMPARATIVE FIGURES

Certain comparative figures have been reclassified in order to conform with the presentation adopted in the current year.

Item 18. Financial Statements

Not applicable.

Item 19. Exhibits


|===============================================================================|
|                 |                                                             |
|Exhibit          |Exhibit Description                                          |
|                 |                                                             |
|                 |                                                             |
|===============================================================================|
|1.1              |Memorandum of DynaMotive Technologies Corporation, as amended|
|                 |to August 15, 2000 (filed as Exhibit 3.1 to the Company's    |
|                 |Quarterly Report on Form 10-QSB filed on August 15, 2000 and |
|                 |incorporated herein by reference)                            |
|-----------------|-------------------------------------------------------------|
|1.2              |Amendment to the Memorandum of DynaMotive Energy Systems     |
|                 |Corporation, dated July 3, 2001 (filed as Exhibit 3.1(b) to  |
|                 |the Company's Quarterly Report on Form 10-Q filed on August  |
|                 |14, 2001 and incorporated herein by reference)               |
|-----------------|-------------------------------------------------------------|
|1.3              |Articles of DynaMotive Technologies Corporation, as amended  |
|                 |to date (filed as Exhibit 3.2 to the Company's Quarterly     |
|                 |Report on Form 10-QSB filed on August 15, 2000 and           |
|                 |incorporated herein by reference)                            |
|-----------------|-------------------------------------------------------------|
|1.4              |Notice of Alteration to the authorized share structure of the|
|                 |Company as filed with the British Columbia Corporate and     |
|                 |Personal Property Registries on October 28, 2004 (filed on   |
|                 |Form 20-F on May 30, 2005)                                   |
|-----------------|-------------------------------------------------------------|
|1.5              |Notice of Alteration to the Articles of the Company as filed |
|                 |with the British Columbia Corporate and Personal Property    |
|                 |Registries on November 24, 2005                              |
|-----------------|-------------------------------------------------------------|
|1.6              |Copy of the Limited partnership Agreement establishing the   |
|                 |West Lorne BioOil Co-Generation LP referred to the Consortium|
|                 |Master Agreement filed under 4.6 below                       |
|-----------------|-------------------------------------------------------------|
|4.1              |Sustainable Development Technology Canada Contribution       |
|                 |Agreement dated as of March 5, 2004 (filed on Form 20-F on   |
|                 |June 1, 2004)                                                |
|-----------------|-------------------------------------------------------------|
|4.2              |Modification No. M1 to the Sustainable Development           |
|                 |Technology Canada Contribution Agreement dated as of April   |
|                 |6, 2004 (filed on Form 20-F on June 1, 2004).                |
|-----------------|-------------------------------------------------------------|
|4.3              |Loan Agreement between Memorial Gift Trust, James Acheson    |
|                 |and the Company dated June 3, 2003 (filed on Form 20-F on    |
|                 |June 1, 2004).                                               |
|-----------------|-------------------------------------------------------------|
|4.4              |Technology Partnerships Canada Agreement dated July 29, 1997 |
|                 |including amendments dated February 2, 1998 to August 29,    |
|                 |2003 (filed on Form 20-F on June 1,2004).                    |
|-----------------|-------------------------------------------------------------|
|4.5              |Amendment to the Technology Partnerships Canada Agreement    |
|                 |dated November 23, 2004. (filed on Form 20-F on May 30, 2005)|
|===============================================================================|

|===============================================================================|
|                 |                                                             |
|Exhibit          |Exhibit Description                                          |
|                 |                                                             |
|                 |                                                             |
|===============================================================================|
|4.6              |Consortium Master Agreement dated February 11, 2004 (filed on|
|                 |Form 20-F on May 30, 2005)                                   |
|-----------------|-------------------------------------------------------------|
|4.7              |Alliance Agreement with UMA Engineering Ltd. dated January   |
|                 |29, 2004. (filed on Form 20-F on May 30, 2005)               |
|-----------------|-------------------------------------------------------------|
|4.8              |Loan Agreement between Environmental Engineering &           |
|                 |Consultants Limited and the Company dated November 3, 2004.  |
|                 |(filed on Form 20-F on May 30, 2005)                         |
|-----------------|-------------------------------------------------------------|
|4.9              |Settlement Agreement between Magellan Aerospace Limited,     |
|                 |West Lorne BioOil Co-Generation LP and the Company dated     |
|                 |December 10, 2004. (filed on Form 20-F on May 30, 2005)      |
|-----------------|-------------------------------------------------------------|
|4.10             |Convertible Note Agreement between Paul Hughes, COO and the  |
|                 |Company dated May 31, 2005.                                  |
|-----------------|-------------------------------------------------------------|
|4.11             |Executive Services Agreement with Andrew Kingston dated      |
|                 |August 1, 2004 and Amended Executive Services Agreement with |
|                 |Andrew Kingston dated September 29, 2004                     |
|-----------------|-------------------------------------------------------------|
|4.12             |Executive Services Agreement with Richard Lin dated August 1,|
|                 |2004 and Amended Executive Services Agreement with Richard   |
|                 |Lin dated September 29, 2004                                 |
|-----------------|-------------------------------------------------------------|
|4.13             |Executive Services Agreement with Brian Richardson dated     |
|                 |October 1, 2005                                              |
|-----------------|-------------------------------------------------------------|
|4.14             |Executive Services Agreement with Jan Barynin dated May 17,  |
|                 |2004                                                         |
|-----------------|-------------------------------------------------------------|
|10.21            |Escrow Agreement, dated January 10, 1995, by and among the   |
|                 |Company, Montreal Trust Company of Canada and the holders of |
|                 |the 3,140,900 escrowed shares (filed as Exhibit 10.21 to the |
|                 |Company's Registration Statement on Form SB-2, Registration  |
|                 |No. 33-98622, and incorporated herein by reference.)         |
|-----------------|-------------------------------------------------------------|
|10.28            |February 9, 2000 Agreement to Purchase Patents and Rights    |
|                 |between DynaMotive Technologies Corporation and RTI Resource |
|                 |Transforms International, Ltd., (filed as Exhibit 10.28 to   |
|                 |the Company's Form 10-QSB filed on May 15, 2000, and         |
|                 |incorporated herein by reference.)                           |
|-----------------|-------------------------------------------------------------|
|10.29            |Heads of Agreement with Consensus Business Group and Joint   |
|                 |Venture Proposal for Consensus Business Group dated February |
|                 |20, 2006                                                     |
|-----------------|-------------------------------------------------------------|
|12.1             |Certification of chief executive officer                     |
|-----------------|-------------------------------------------------------------|
|12.2             |Certification of chief financial officer                     |
|-----------------|-------------------------------------------------------------|
|13.1             |Certification of chief executive officer and chief financial |
|                 |officer - Section 906 of the Sarbanes-Oxley Act of 2002      |
|-----------------|-------------------------------------------------------------|

                                      SIGNATURES
                                      ----------

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                          DynaMotive Energy Systems Corporation

Date: June 28, 2006
                          By:       /s/ R. Andrew Kingston
                                    -----------------------------------------
                                        R. Andrew Kingston
                                        President and Chief Executive Officer

                          By:       /s/ Brian Richardson
                                    -----------------------------------------
                                        Brian Richardson
                                        Chief Financial Officer