Form 20-F
period 2006-12-31
DYNAMOTIVE ENERGY SYSTEMS CORP
filed 2007-06-29
CIK 941625

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from ___________ to ____________

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
Common Shares Without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: .None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

Outstanding at December 31, 2006
171,765,776

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the
Securities Act. Yes [   ] No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file
reports pursuant to Section 13 or 15(d) of the Securities Act of 1934. Yes [   ] No [X]

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or
15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the
past 90 days. Yes [X] No [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the
Exchange Act. (Check one):

Large accelerated filer [   ]     Accelerated filer [X]     Non-accelerated filer [   ]

Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 [X] Item 18 [   ]

If this is an annual report, indicate by check mark whether if the registrant is a shell company (as defined in
Rule 12b-2 of the Exchange Act) Yes [   ] No [X]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST
FIVE YEARS)

Indicate by check marck whether the registrant has filed all documents and reports required by
Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities
under a plan confirmed by a court. Yes [   ] No [   ]

GENERAL

In this Annual Report on Form 20-F, all references to “we”, “us”, “our”, the “Company” or “Dynamotive” refer to Dynamotive Energy Systems Corporation and its subsidiaries. The Company is currently listed on the over-the-counter bulletin board (OTCBB) under the symbol: DYMTF.OB.

The Company uses the U.S. dollar as its reporting currency. All references in this document to “dollars” or “$” are expressed in U.S. dollars, unless otherwise indicated. Unless otherwise indicated, all financial information contained in this Annual Report on Form 20-F is in U.S. dollars and based on Canadian generally accepted accounting principles (“GAAP”).

Except as noted, the information set forth in this Annual Report is as of May 16, 2007 and all information included in this document should only be considered correct as of such date.

FORWARD-LOOKING STATEMENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements as defined under federal securities law that reflect our current expectations about our future results, performance, prospects and opportunities. Where possible, the forward-looking statements are identified by words such as "believes," "anticipates," "plans," "expects," "seeks," "estimates," “intends,” “may,” “will,” and other similar expressions; however, these words are not the exclusive means of identifying such statements. In addition, any statements that refer to expectations, projections or other characterization of future events or circumstances are forward-looking statements. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those expressed in or implied by such statements. Such risks, uncertainties and factors include, but are not limited to, future capital needs, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the “Risk Factors” section of this Form 20-F. The Company undertakes no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances occurring subsequent to the filing of this report or for any other reason.

PART I

Item 1. Identity Of Directors, Senior Management and Advisers

Not applicable, this is an Annual Report only.

Item 2. Offer Statistics and Expected Timetable

Not applicable, this is an Annual Report only.

Item 3. Key Information

A. Selected financial data

The following table represents selected consolidated financial information of Dynamotive Energy Systems Corporation. The table should be read together with “Item 5. Operating and Financial

Review and Prospects.” Except as otherwise indicated, the following selected financial data have been prepared in accordance with Canadian generally accepted accounting principles.

	Fiscal Year
	2006	2005	2004	2003	2002
(US Dollars)
Results of operations:
Revenue	—	—	—	—	68,569
Loss from operations Cdn GAAP	(14,319,641)	(11,822,274)	(9,917,889)	(4,995,624)	(3,733,499)
Loss from operations US GAAP	(14,401,201)	(12,015,523)	(9,917,889)	(4,995,624)	(3,733,499)
Loss from continuing operations Cdn GAAP	(14,252,382)	(11,997,344)	(9,916,215)	(4,921,650)	(4,366,454)
Loss from continuing operations US GAAP	(14,669,647)	(13,124,724)	(8,405,184)	(4,984,681)	(5,264,469)
Net loss per Cdn GAAP	(14,252,382)	(11,997,344)	(9,916,215)	(4,984,681)	(5,261,607)
Net loss per US GAAP	(14,669,647)	(13,124,724)	(8,405,184)	(4,984,681)	(5,264,469)
Net loss per share Cdn GAAP	(0.09)	(0.11)	(0.12)	(0.09)	(0.12)
Net loss per share US GAAP	(0.10)	(0.12)	(0.10)	(0.09)	(0.12)
Net loss from continuing operation per share	(0.09)	(0.11)	(0.12)	(0.09)	(0.10)

Financial position at year-end:
Total assets, Cdn GAAP	38,093,699	16,962,573	13,198,698	3,759,605	1,285,813
US GAAP	37,993,062	16,962,573	13,198,698	3,759,605	1,285,813

Total liabilities, Cdn GAAP	6,958,287	8,670,165	8,911,500	2,035,168	1,957,625
US GAAP	6,958,287	8,692,977	8,911,500	2,035,168	1,957,625

Non-controlling interest, Cdn GAAP	1,354,923	—	—	—	—
US GAAP	1,354,923	—	—	—	—

Shareholder’s equity, Cdn GAAP	29,780,489	8,292,408	4,287,198	1,724,437	(671,812)
Shareholder’s equity, US GAAP	29,679,852	8,269,596	4,287,198	1,724,437	(671,812)

Common shares issued	171,765,776	123,211,875	93,129,798	69,915,654	49,941,000

The Company has not declared or paid any dividends since incorporation.

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

RISKS RELATED TO OUR OPERATIONS

WE HAVE INCURRED NET LOSSES SINCE COMMENCING BUSINESS AND EXPECT LOSSES TO CONTINUE FOR THE FORESEEABLE FUTURE

We have had limited revenues to date and have not shown a profit since inception. The Company had a net loss of $14,252,382 for the year ended December 31, 2006 as well as a net loss of $11,997,344 for the year ended December 31, 2005. As at December 31, 2006, the Company has a working capital of $4,938,473. As this is a new business, we may experience typical problems, difficulties, complications and delays. We expect to show a substantial net loss for the year ended 2007. We do not expect revenues to occur in any significant way until we have successfully established commercial BioOil operations. Accordingly, we may not be able to operate profitably on a consistent basis, if at all.

The ability of the Company to continue as a going concern is in substantial doubt and is dependent on achieving profitable operations, commercializing its BioOil production technology and obtaining the necessary financing in order to develop this technology. The outcome of these matters cannot be predicted at this time. The Company’s future operations are dependent on the market’s acceptance of its products in order to ultimately generate future profitable operations, and the Company’s ability to secure sufficient financing to fund future operations. There can be no assurance that the Company’s products will be able to secure market acceptance. Management plans to raise additional equity financing to enable the company to complete its development plans. These financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Subsequent to the year end, during the period from January 1 to April 17, 2007, the Company issued 2,280,259 common shares for total proceeds of $2,480,900 relating to a private placement commencing during the first quarter of 2007. In addition during the period from January 1 to April 17, 2007, the Company received $4,373,000 on the exercise of 744,166 options and 6,851,049 warrants. Management is of the opinion that this and expected future financing along with expected sales will provide sufficient working capital to meet the Company’s liabilities and commitments as they become due.

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

WE HAVE LIMITED FINANCIAL AND MANAGEMENT RESOURCES TO PURSUE OUR GROWTH STRATEGY

Our growth strategy may place a significant strain on our management, operational and financial resources. We have negative cash flow from operations and continue to seek additional capital. We will have to obtain additional capital either through debt or equity financing to continue our research and development strategies and the commercial expansion of our technologies. There can be no assurance, however, that we will be able to obtain such financing on terms acceptable to the Company. If adequate funds are not available on acceptable terms when needed, we may be required to delay, scale-back or eliminate the manufacturing, marketing or sales of one or more of our products or research and development programs.

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

THE ABILITY TO TRADE THE COMPANY’S STOCK MAY BE LIMITED

Shares of the Company’s Common Shares currently trade only upon the Over-the-Counter Bulletin Board market. This may not provide the same liquidity for the trading of securities as the NASDAQ or other exchanges. Because our shares are not listed on NASDAQ or any other exchange, the Company’s stock presently comes within the definition of a “penny stock” as defined in the Securities Exchange Act of 1934 and the rules under that Act.

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

OUR STOCK’S TRADING PRICE WILL BE SUBJECT TO MARKET VOLATILITY

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

Item 4. Information On The Company

A. History and development of the Company

The Company’s principal business is the development and commercialization of technology for biomass-to-liquid fuel conversion using a process called “Fast Pyrolysis”. Fast Pyrolysis is a process that rapidly heats biomass in the absence of oxygen to produce a liquid fuel (“BioOil”). BioOil is a clean, renewable fuel which, providing the equipment is suitably modified, can replace natural gas, diesel and other fossil fuels to produce power, mechanical energy and heat in certain industrial boilers, fuel gas turbines and other industrial applications. The Company aims to generate significant amounts of energy, in the form of BioOil fuels, based upon utilization of relatively abundant and inexpensive biomass waste streams from agricultural and forest operations and other post-industrial biomass residues. In many cases, the feedstock sources are costly to dispose of and therefore are available at zero cost or are potentially revenue generating when converted into BioOil. The process of biomass to energy conversion is sustainable, renewable and greenhouse gas neutral, and is consistent with other renewable energy sources such as wind, hydro and solar. The significant advantage of biomass energy over other renewable forms of energy, is that biomass is capable of delivering energy on a 24/7 basis, whereas wind, hydro and solar energy sources are all subject to natural fluctuations often entailing significant downtime.

Dynamotive is attempting to establish its patented technology as the industry standard for the production of liquid biomass based fuels (other than ethanol and biodiesel), in competition with other pyrolysis technologies, and other biomass to energy applications. The Company’s fast pyrolysis process converts raw forest and agricultural biomass residues such as sawdust, sugar cane bagasse, rice husks and wheat straw, amongst others, into three fuel types: Liquid (BioOil), Solid (char) and Gas (non-condensable gases). The non-condensable gases are used to fuel the pyrolysis process. The entire system is a closed loop with virtually no emissions or waste byproducts. The process was developed by RTI.

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

In September 2006, the Company and Pendana Limited BVI (“Pendana”) entered into joint venture agreement to establish DBRC (a company incorporated federally in Canada) with the purpose of securing biomass and to source project development opportunities and additional biofuel and green credit pipeline opportunities. The agreement expires on December 31, 2016.

Pursuant to terms of the agreement, the Company earned a 51% interest in Dynamotive Biomass Resource Corporation (“DBRC”) by contributing cash of $500,000 and granting DBRC certain rights associated with specific biomass development opportunities in Canada, South America, and Europe. In return for a 49% ownership in DBRC, Pendana’s contribution amounted to cash payments of $2,000,000 ($1.5 million was received in DBRC as at December 31, 2006 and $500,000 received subsequent to year end). In addition, the Company has agreed to lend DBRC up to $1 million, with terms to be entered into at a later date. Pendana has also further agreed to provide a $20 million revolving line of credit to DBRC. Any sums advanced under this credit facility shall at Pendana’s sole discretion, be repayable on demand and shall bear interest at 4% above the rate of the Royal Bank of Scotland. Pendana shall be entitled to security in the projects or assets funded under this clause of the credit facility. As at December 31, 2006 and to date, no funds have been advanced by Pendana under this credit facility.

In September 2006, the Company and Pendana entered into an agreement in connection with the Company’s then wholly-owned subsidiary Dynamotive Europe Limited (“DEL”). The agreement was made in an effort to establish DEL as a permanent presence in Europe to develop European projects. Under the terms of the agreement, Pendana completed a private placement with the Company, whereby the Company issued 2,332,361 common shares and 583,090 share purchase warrants for gross cash proceeds of $2,000,000. The warrants were exercisable at $1.26 and expired on February 24, 2007. In addition, the Company issued a total of 3,000,000 warrants, with an exercise price of $1.2375, to Pendana, 1,000,000 of these warrants expire on April 24, 2007 and the remaining 2,000,000 warrants expire on February 28, 2007. Pendana also received a 20% interest in DEL, with Dynamotive maintaining the remaining 80% interest. The Company further agreed to loan DEL $2,000,000 on commercial terms.

Pursuant to the terms of the agreement, 20% of the net cash generated by DEL will be distributed to Pendana’s agent and 80% to the Company in settlement of the intercompany debt. In the event DEL wishes to seek further debt or equity funding to finance specific projects at any time following the date of the agreement, Pendana shall have the right of first refusal.

The Company was incorporated on April 11, 1991 in the Province of British Columbia, Canada, under the name of Dynamotive Canada Corporation. On October 31, 1995, the shareholders approved a change of name to Dynamotive Technologies Corporation and on June 26, 2001, the shareholders again approved a change of name to the Company’s current name.

As at December 31, 2006, the Company had five wholly-owned subsidiaries Dynamotive Canada Inc., federally incorporated under the laws of Canada in 2000; Dynamotive Corporation, incorporated under the laws of Rhode Island, U.S.A in 1990.; Dynamotive USA Inc. incorporated under the laws of Delaware, U.S.A. in 2006; Dynamotive Latinoamericana S.A., incorporated under the laws of Buenos Aires, Argentina in 2006; First Resources Corporation, incorporated under the laws of British Columbia, Canada in 2006. In addition, the Company maintains an 80% ownership interest in DEL, formally known as Dynamotive Technologies (UK) Ltd, incorporated in the United Kingdom in 1996 and owns a 99.98% interest in the West Lorne BioOil Co-Generation LP, formed under the laws of Ontario, Canada in 2003. Dynamotive Canada Inc. acts as the General Partner of the Limited Partnership, which operates the West Lorne BioOil and electricity generation plant. The Company also holds a 51% interest of DBRC, incorporated in Canada in 2006, which the Company has determined to be a variable interest entity.

The principal executive office of the Company is Suite 230 - 1700 West 75th Avenue, Vancouver, British Columbia, Canada, V6P 6G2 (Telephone: 604-267-6000).

B. Business Overview

Dynamotive’s primary focus is to commercialize its patented BioOil production technology and establish this technology as the worldwide industry standard for production of BioOil as a clean, renewable fuel utilizing biomass feedstocks. To support this goal, the Company plans over the next year to develop full commercial scale BioOil production facilities in conjunction with its alliance partners and then expand upon its existing marketing efforts to generate new licensees throughout Canada, Europe, the USA, Asia and Latin America.

The Company is currently commercializing its Fast Pyrolysis biomass-to-energy technology that converts low or zero cost forest and agricultural biomass residues into liquid BioOil that is then used as a “green” renewable fuel alternative for power generation, industrial use or as the raw material for a range of derivative products. In 2005 the Company completed construction of its first 100 tpd commercial scale plant (currently being upgraded and expanded to 130 tpd capacity), located adjacent to the Erie Flooring and Wood Products manufacturing plant in West Lorne, Ontario, Canada. In addition, the Company is currently completing construction of a 200 tpd plant in Guelph, Ontario, Canada which is expected to enter operation in the second quarter or early third quarter of 2007.

I. CORE TECHNOLOGIES

Initial applications for BioOil are targeted for generating heat, power and mechanical energy in industrial boilers, gas turbines and stationary reciprocating engines. The char can also be used as a fuel or as a feedstock for the production of charcoal briquettes, in its raw form as a coal or coke alternative; or in other potential value added applications including activated carbon for use in the water and wine industries and carbon black for domestic and industrial uses. The char can also be added back into the BioOil to produce an “Intermediate” grade BioOil with higher energy content. The noncondensable gases are re-cycled in the Fast Pyrolysis process and provide the majority of the energy required for the process.

Dynamotive has six phases to its commercialization program as shown below:

Phase 1: Bench scale, “proof of concept” was completed by Resource Transforms International, Ltd. (RTI) in 1996. Dynamotive licensed the Fast Pyrolysis technology in 1997 and purchased the exclusive worldwide rights to the technology from RTI in 2000.

Phase 2: In 1997, Dynamotive built a 0.5 tonnes per day (tpd) prototype plant in Vancouver, BC, which was upgraded in 1998 to a capacity of 2 tpd. This plant has operated for over 3,000 hours.

Phase 3: In 2001, Dynamotive entered into a strategic alliance with Tecna S.A. of Argentina to develop commercial energy systems based on Dynamotive’s pyrolysis technology in Latin America and other markets on a non-exclusive basis. Tecna would also collaborate with Dynamotive to provide technical design and optimization input on Dynamotive’s BioOil production technology. Tecna has provided valuable technical support, engineering and consulting services to validate the basic engineering and operation of the BioOil technology and to evaluate and quantify the potential for improvements to the efficiency of the BioOil technology. This work has been on going since and resulted in confirmation of the basic BioOil designs and process efficiencies, development of process designs and equipment specification and design details that are being incorporated into the current BioOil plant designs.

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

Phase 5: Following the 10 tpd pilot, Dynamotive began construction of a 100 tpd commercial scale plant, with initial commissioning in 2005. This plant processes wood residues and is designed for continuous 24-hour production at commercial scale although this capacity has only been achieved for short periods of time since commissioning. This project is also intended to demonstrate continuous operation of end use applications (boilers/kilns and gas turbines). The principal goal of the commercial demonstration project is to demonstrate the economics of the process, and to secure future engineering, procurement and construction (EPC) commitments from the Company’s current partners and potential future service and equipment providers. Ultimately, the Company expects these EPC commitments to facilitate lending commitments to execute on BioOil project developments as part of the Company’s final commercialization phase.

During the period January 1 to December 31, 2006, the plant was either producing or available (e.g. reactor warm) for 135 days. During this period, the West Lorne plant produced BioOil and Char for a number of purposes including BioOil shipments to the US of $123,954 and deliveries of electricity to the grid of $30,966; successful commercial scale fuel demonstrations in a number of industries within Canada; running of the turbine; providing BioOil for business development and research initiatives in North America and Europe (including emulsification development); and providing a commercial scale platform for the Company in its evaluation of design and process improvements for its 200tpd unit now completing construction in Guelph.

In December 2006, the Company began an upgrade and expansion of the West Lorne plant that will increase its capacity to 130 tonnes per day. It is expected to re-enter operations in Q3, 2007.

The West Lorne facility has provided Dynamotive with a showcase of its commercial BioOil technology to many interested companies and government institutions and has been fundamental in the Company’s successes in sale of plant and master licenses previously disclosed and those currently in negotiation.

Phases 6/7: With completion of the West Lorne 100 tpd plant, Dynamotive and partners are working to develop multiple commercial plants at the 200 tpd scale and larger and to bring the costs of the plants down significantly. The Company is currently near completion of its first 200 tpd plant, located in Guelph, Ontario, Canada. The Company is presently seeking to secure rights to multiple ‘high disposal cost’ biomass waste streams around the world, in order to accelerate its commercial efforts. The Company believes that by securing rights to these biomass waste streams and related BioOil, power and/or energy purchase commitments will be able to catalyze the development of commercial BioOil projects that incorporate the design, engineering and licensing of its Fast Pyrolysis technology.

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

The Company began producing batch quantities of BioOil in 1997 in its 0.5 tpd Fast Pyrolysis pilot plant located at the Company’s research and development facility in Vancouver, BC. By the end of 1998, the BioOil Technology Group had upgraded, commissioned and operated the plant to a capacity of two tpd on a continuous basis. In 1999, further changes were made to the feed system, Fast Pyrolysis reactor, cyclone, and instrumentation and control systems to provide increased stable operation. Once these changes were made, the Fast Pyrolysis was re-commissioned and produced BioOil of sufficiently high quality to meet fuel specification requirements as defined by our engine testing partners.

The Company’s 10 tpd BioOil plant was commissioned in March, 2001. Commissioning included a sustained 10 day, 24 hr/7 day a week operation which demonstrated that this design with minor adjustments could yield 14.5 tpd rather than the estimated 10 tons. The Company believes that the plant conforms to all applicable British Columbia safety, electrical and mechanical design standards, utilizing state-of-the-art “smart” instrumentation and a high-powered industrial-grade distributed control system. The Company adopted this design policy in order to facilitate easy scaleup to commercial plant capacities.

2) BIOOIL COMMERCIAL DEMONSTRATIONS, APPLICATIONS AND MARKETS

During 2004, the Company began construction of its first 100 tpd plant in Ontario, Canada at the Erie Flooring and Wood Products (“Erie Flooring”) facilities in West Lorne, Ontario, Canada (“West Lorne”). The integrated plant utilizes wood residue from Erie Flooring’s operations and is comprised of wood conditioning equipment, pyrolysis plant and power island. Pyrolysis and generation equipment are to be provided by Dynamotive and Magellan Aerospace, Orenda division (Orenda) respectively. Erie Flooring provides wood residue for the project and will receive char for process heat for its operations. The project began to export green power to Ontario’s grid system in 2005. The project is expected to reach operating cash flow positive in 2007 based on sales of BioOil for energy and derivative products and sales of electricity and char. Operating costs are expected to be approximately $2 million per year or more on a normalized basis.

The Company has entered into lease, wood supply, steam and other agreements with Erie Flooring, which allow for operation of the plant. The Company has received its generation license from the Ontario Energy Board and has an interconnection agreement with Hydro One for the export of electric power to the Ontario electricity grid and in January 2007 was approved for a contract with the Ontario Power Authority to sell all of its electricity at C$110/Mwh over a 20 year period. On April 5, 2007 the Company entered into certain amended agreements with Erie Flooring regarding the supply by Erie Flooring of wood to the West Lorne BioOil plant over the next 12 years at no charge and the provision of char from the BioOil plant to Erie at no charge. In relation to these agreements, the Company agreed to pay for the purchase and installation of a char based boiler system and related char delivery infrastructure. The terms include an immediate payment of $500,000 to Erie Flooring and a further $359,000 to Erie in equal monthly payments plus 8% interest, over the next 10 years for the purchase of the boiler.

The Company believes that the near term commercial application for BioOil is as a clean burning fuel that can be used to replace natural gas, diesel and other fossil fuels in boilers, gas turbines and slow and medium speed reciprocating engines for heat and power generation, to replace natural gas in the forest industry and for lumber dry kiln and lime kiln applications. Initial markets may include Canada, the US, Europe, Latin America, Asia and Island based economies.

Orenda is in the second phase of a program to develop a commercial gas turbine package fueled by Dynamotive’s BioOil. The 2.5 MW (megawatt) GT2500 turbine was successfully commissioned on BioOil in 2005 and is at the West Lorne site. Orenda has also identified further commercial scale projects for its turbines and BioOil, in addition to West Lorne as referred to above.

Dynamotive also targets the industrial fuels market. Working with the Canadian federal department of Natural Resources CANMET Energy Technology Centre in Ottawa, Ontario, it developed a burner nozzle design for stable BioOil fuel combustion. This has created opportunities for early commercial applications for BioOil as a clean burning fuel to replace natural gas, diesel and other fossil fuels in the multi-billion dollar industrial boilers, kiln fuels and specialty heating applications markets. Testing of BioOil in lumber kilns was successfully completed in 2002. In 2003, Dynamotive completed pilot scale limekiln testing of BioOil fuel in conjunction with the University of British Columbia (UBC) and in July 2006 completed an industrial scale lime kiln burn in British Columbia, Canada. In 2006, the Company also completed test burns in greenhouses and in an aluminium smelter with Alcoa. Customers for BioOil fuels could potentially include local, regional and international power generators and electrical utilities (fuel substitution in large scale power plants and fuel for district heating), fuel distributors, forest companies (natural gas substitute in lime kilns, lumber kilns and boilers), oil and gas producers (steam production for extraction) and manufacturing companies (process heat) including sawmills, pulp mills and greenhouses. Beyond the programs above, testing continued with various industrial burner and boiler combustion experts and manufacturers and with industrial customers in 2006. These tests are a necessary prerequisite to long term fuel sales agreements.

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

Over the longer term, the Company believes that exploitation of specialty chemicals contained in BioOil has the potential to create significant value. Dynamotive and colaborating research institutions are developing techniques to extract chemicals such as hydroxyacetaldehyde, levoglucosan, levoglucosenone, acetol, acetic acid and formic acid. These chemicals have a wide variety of possible applications including food flavorings, adhesives, resins, pharmaceuticals, bio-based pesticides and paper brighteners.

CHAR PRODUCTION

Char is a significant co-product of the Company’s pyrolysis process comprising 15% to 20% yield from the input biomass at a value of approximately one half that of BioOil on a weight basis when used for fuel purposes. Char is a granular solid with properties similar to coal. At 23 – 30 Giga Joules per tonne, pyrolysis char has a higher heating value than wood and many grades of coal. Like BioOil, it is a “green” fuel which is CO2 (carbon dioxide) neutral and contains virtually no sulfur.

A commercial scale BioOil plant processing 200 tpd of wood residue is expected to produce approximately 13,000 tons per year of char with a total energy value of 300,000 – 325,000 Giga Joules, dependent on the composition and species of the feedstock.

Early stage applications of char will focus on direct substitution or augmentation of fossil fuels to produce process heat and power via commercially available technologies in BioOil plants, sawmills, thermal power generation and cement production. Char also has potential for use as a feedstock for manufacturing of charcoal briquettes. Dynamotive char has been successfully tested at industrial scale and the prototype briquettes showed excellent results, meeting or exceeding all charcoal industry quality standards. The char can also be added back into the BioOil to produce an “Intermediate” grade BioOil with higher energy content.

In 2003 and 2004 the Company, with the University of Saskatchewan, completed initial analysis concluding that char is an appropriate material for activated carbon. Research and testing in this area continued through 2006.

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

TPC is a key element in the federal government’s innovation strategy, leveraging private sector investments in research, development and innovation in critical, leading-edge technologies. As at

December 31, 2006, the Company had claimed US$7.1 million to fund pre-commercial Fast Pyrolysis research and development. The contribution agreement was amended to confirm a maximum reimbursement cap of $7.1 million and extend the agreement to March 31, 2006. The Company is required to repay these funds from a percentage of future sales up to a maximum of US$13.7 million. The Company will focus all funding from the amended contribution agreement towards construction of a full commercial-scale forestry demonstration BioOil facility in Canada. As the Company has not achieved commercial viability and no revenue has been recorded from the project, no repayment has been made and no amount accrued for TPC assistance as at December 31, 2006.

In 2003, the Company was approved to receive a funding contribution for the West Lorne Project from Sustainable Development Technology Canada (SDTC). On March 5, 2004 the Company signed the Contribution Agreement with SDTC, confirming their $ 4.3 million (C$5,000,000) capital grant to the Project, subject to completion of the agreed work plan and documentation of eligible costs and other reporting requirements over a three year period following completion of the Project (the “Contract Period”). In 2004, the Company received the three payments totaling $3.2 million (C$3.7 million) from SDTC. In November 2005, the Company received a payment of $0.7 million (C$0.8 million) from SDTC. In December 2006, the Company received the remaining $0.4 million (C$0.5 million). The funds received from SDTC have been accounted for as a credit to the carrying cost of the West Lorne Plant.

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

III. EFFECT OF GOVERNMENTAL AND ENVIRONMENTAL PROTECTION REGULATIONS

Operators of the Company’s pyrolysis plants will be subject to federal, provincial, state or foreign environmental laws. If full commercial use of BioOil in power generation, heat and other applications commences, the Company will become subject to various federal, local and foreign laws and regulations pertaining to the discharge of material into the environment, the use of biological waste products as feedstock, and otherwise relating to the protection of the environment. The Company believes that it will be able to comply with such laws at a cost which will not be prohibitive.

The Company currently has two plants in Canada and is developing opportunities globally. There is no seasonality in current operations. Marketing of fuels is conducted directly with industrial customers.

C. Organizational Structure

As at December 31, 2006, the Company had five wholly-owned subsidiaries Dynamotive Canada Inc., federally incorporated under the laws of Canada in 2000; Dynamotive Corporation, incorporated under the laws of Rhode Island, U.S.A in 1990.; Dynamotive USA Inc. incorporated under the laws of Delaware, U.S.A. in 2006; Dynamotive Latinoamericana S.A., incorporated under the laws of Buenos Aires, Argentina in 2006; First Resources Corporation, incorporated under the laws of British Columbia, Canada in 2006. In addition, the Company maintains an 80% ownership interest in Dynamotive Europe Limited, formally known as Dynamotive Technologies (UK) Ltd, incorporated in the United Kingdom in 1996 and owns a 99.98% interest in the West Lorne BioOil Co-Generation LP, formed under the laws of Ontario, Canada in 2003. Dynamotive Canada Inc. acts as the General Partner of the Limited Partnership, which operates the West Lorne BioOil and electricity generation plant.

The Company also holds a 51% interest of Dynamotive Biomass Resource Corporation, incorporated in Canada in 2006, which the Company has determined to be a variable interest entity.

D. Property, Plants and Equipment

The Company’s office facilities are leased. The Company’s corporate headquarters, leased for a five-year period which commenced in May 2004, are located in a business park complex in Vancouver, BC, Canada with approximately 8,000 square feet of office space. The Company’s principal capital asset is the West Lorne Plant discussed above and the Guelph plant currently nearing completion of construction.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

OVERVIEW

This section should be read in conjunction with the Company’s financial statements included under Item 17 of this Form 20-F.

Operations

The Company focused its efforts in 2006 on the operation of its Pyrolysis technology and the completion of its first commercial scale (100 tpd) BioOil production facility located in West Lorne, Ontario, Canada.

In Canada, the Company's research and development efforts are focused on optimization of its West Lorne 100 tpd plant and on the planning and design of its proposed 200 tpd plant. In Canada, opportunities in British Columbia, Saskatchewan, Nova Scotia continue to be pursued and additional projects were investigated including promising opportunities in Ontario and elsewhere.

Financing Activities

The Company's financing efforts were successful and continued to support the Canadian focused operations of the Company. The Company is continuing to raise equity capital in support of its project development and its ongoing operations.

In 2006, Dynamotive invested primarily in the construction of its Guelph Plant and as well continued its research and development activities related to its BioOil technology along with business development activities to develop initial commercial projects and market acceptance of BioOil. Ongoing operations were focused in Canada.

A. RESULTS OF OPERATIONS

During the year ended December 31, 2006, the Company recorded a net operating loss of $14,252,382 compared to a net operating loss of $11,997,344 for the year 2005. The increase in operating loss in 2006 as compared to 2005 was primarily attributable to (i) increased activity related to construction of a second, 200 tpd plant, (ii) an increase in marketing and business development expense, (iii) an increase in research and development expenditures and (iv) an increase in general and administrative expense. During the year ended December 31, 2005, the Company recorded a net operating loss of $11,997,344 compared to a net operating loss of $9,916,215 for the year 2004. The increase in operating loss in 2005 as compared to 2004 was primarily attributable to increased activity related to completion of the Company’s 100 tpd plant resulting in (i) an increase in interest expense and (ii) an increase in marketing and business development expense.

The basic and diluted loss per common share was nine cents ($0.09) for the year 2006 compared to eleven cents ($0.11) for the year 2005. The loss per common share for the year 2004 was twelve cents ($0.12) . The decrease in basic and diluted loss per share for 2006 was due to a combination of the increase in the loss for the year and the increase in the weighted average number of Common Shares outstanding from 108,009,185 shares in 2005 to 153,685,553 in 2006.

For the years 2006, 2005 and 2004, the Company had expended on an annual basis $4,629,465, $3,586,855 and $3,670,936 respectively, on research and development. Of these amounts, $227,121 $782,423 and $765,106 respectively, were reimbursed by government funding. In 2006, the Company also offset product sales of $154,560 (2005 - $nil; 2004 - $nil) against research and development expenses, which are considered incidental sales of BioOil until such time as the Company’s plant has reached commercial production levels. The level of research and development expenditure has increased in 2006 and 2005 in support of development of the commercial scale plant and other product development activities. Future research and development expenditures are expected to be at a similar level.

The Company has been able to draw significantly from government grant and loan facilities, including the Government of Canada’s Technology Partnerships Canada program both for expenditures made in 2005 and technical and project related expenditures in 2006. The Company’s agreement with Technology Partnerships Canada pertains to maximum funding of US$7.1 million (C$8.235 million), of which $6.0 million (C$ 7.0 million) has been received as of year end 2006 and $1.1 million is included in government grants receivable.

Marketing and business development increased to $1,768,063 in 2006 from $1,199,959 in 2005. The increase was due mainly to the increase of business development activities, like public investor relation, commissions paid on the Company’s initial license sales and the corporate brand implementation, and to increased participation in a major environmental conference during the year. Marketing and business development increased to $1,199,959 in 2005 from $466,435 in 2004. The increase was due mainly to the increase of business development activities and participation in environmental and biofuel industry conferences during the year.

General and administrative expenses increased to $7,763,275 in 2006 from $6,257,086 in 2005. The increase in 2006 was mainly due to increased activity in the general administrative expenses, an increase in consulting expenses, an increase in non-cash compensation of $244,014 and an increase in the Company’s development activities with its 200 tpd plant. General and administrative expenses were about stable at $6,257,086 in 2005 from $6,316,110 in 2004. The decrease in 2005 was mainly due to a decrease in non-cash compensation of $1,508,040 largely offset by increased payroll and other business activities.

Amortization and depreciation decreased to $124,067 in 2006 from $148,556 in 2005 due to the write-off of the 10 tpd pilot plant at the year end 2005. Amortization and depreciation increased to $148,556 in 2005 from $130,912 in 2004 due to the replacement of certain computer equipment and an increase in computer equipment for a number of new staff.

Interest and other income increased to $493,610 in 2006 from $5,614 in 2005 due mainly to higher cash balances and the resultant interest income from investments in short-term money market deposits. Interest and other income decreased to $5,614 in 2005 from $8,766 in 2004 due mainly to a decrease of miscellaneous income in 2005.

Interest expense decreased in 2006 to $505,340 from $1,445,918 in 2005 due mainly to the decrease in long-term and convertible debenture financing. Also, all of the outstanding convertible debenture and long-term debt financing were paid off during the first six months of 2006. Interest expense increased in 2005 to $1,445,918 from $151,758 in 2004 due mainly to the accretion of the debt discount and expense incurred on the conversion of long-term and short-term convertible loans.

There was no write-down of long-term assets in 2006. Loss on the write-down of long-term assets increased to $200,457 in 2005 from $nil in 2004 as the Company wrote-off its 10 tpd pilot plant as management determined its value was permanently impaired.

Loss on settlement of accounts payable increased to $98,189 in 2006 from $nil in 2005 due to a non-cash compensation payment exceeding the book value of the outstanding payable.

Loss on sale of interest in subsidiary increased to $420,400 in 2006 from $nil in 2005 due mainly to sell-off of a 20% interest of Dynamotive Europe Limited and the loss arises from the issue of common share purchase warrants related to this transaction. See additional information in audited Consolidated Financial Statements of the Company Note 9.

Currency exchange gain in 2006 amounted to $88,888 compared to a gain of $33,677 in 2005 due to the appreciation of the US Dollar. Currency exchange gain in 2005 amounted to $33,677 compared to a gain of $53,156 in 2004 due to the depreciation of the US Dollar.

B. LIQUIDITY AND CAPITAL RESOURCES

The principal sources of liquidity during the year ended December 31, 2006 were (i) $27,495,575 in net proceeds after deducting related issue costs and expenses from private placement offerings of the Company’s Common Shares and the exercise of Common Share options and warrants for cash, (ii) $18,091 in deposits for Common Shares to be issued in 2007 pursuant to the exercise of warrants, (iii) $1,500,000 contribution received from joint venture; less (iv) $899,184 decrease in long term loan and (v) $473,451 increase in government grant receivable.

For the previous year ended December 31, 2005 principal sources of liquidity during the year ended December 31, 2005 were (i) $6,398,254 in net proceeds after deducting related issue costs and expenses from private placement offerings of the Company’s Common Shares and the exercise of Common Share options for cash, (ii) $1,957,000 in deposits for Common Shares to be issued in 2006 pursuant to private placement offerings commenced in 2005, (iii) $1,825,000 increase in short-term convertible loan, (iv) $42,331 decrease in repayment of short-term loan and (v) $368,712 increase in government grant receivable.

For the year ended December 31, 2004 the Principal sources of liquidity during the year ended December 31, 2004 were (i) $4,857,699 in net proceeds after deducting related issue costs and expenses from private placement offerings of the Company’s Common Shares and the exercise of Common Share options for cash, (ii) $1,636,408 in deposits for Common Shares to be issued in 2005 pursuant to private placement offerings commenced in 2004, (iii) $830,013 increase in convertible loan, (iv) $816,727 increase in long-term debts and (v) $509,879 decrease in government grant receivable.

Overall cash inflows increased during 2006 due to significantly increased financing activities such as issuance of share capital. During the year ended December 31, 2006, the Company used cash in operating activities and in investing activities of $9,402,744 and $10,339,843 respectively, and generated cash from financing activities of $27,641,031.

During the previous year ended December 31, 2005, overall cash inflows increased during 2005 due to significantly increased financing activities and the completion of constructing of the West Lorne Project in 2005. During the year ended December 31, 2005, the Company used cash in operating activities and in investing activities of $6,734,729 and $1,775,189 respectively, and generated cash from financing activities of $9,769,211. During the year ended December 31, 2004, the Company used cash in operating activities and in investing activities of $2,883,735 and $5,824,645 respectively, and generated cash from financing activities of $8,693,057.

The net amount of cash used in operating activities during 2006 increased by 40% (over cash used in operating activities during 2005) due to the construction of the Company’s 200 tpd plant and the resulting increase in business development activities. Cash used in operating activities consisted primarily of a net loss for 2006 of $14,252,382 less non-cash expenses of (i) amortization of $124,067, (ii) accretion expense in the amount of $208,022, (iii) loss on settlement of accounts payable of $98,189, (iv) loss on sale of interest in subsidiary of $420,400, and (v) equity compensation expenses of $4,337,590.

The net amount of cash used in operating activities during 2005 increased by 134% (over cash used in operating activities during 2004) due to the commissioning of the Company’s 100 tpd plant and the resulting increase in business development activities. Cash used in operating activities consisted primarily of a net loss for 2005 of $11,997,344 less non-cash expenses of (i) amortization of $148,556, (ii) equity compensation expenses, $3,697,057, (iii) loss on write-down of property, plant and equipment of $200,457, and (iv) accretion expense in the amount of $1,068,192.

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

Financing activities during 2006 generated a net cash inflow of $27,641,031, primarily from the Company’s private placements of Common Shares. Financing activities during 2005 generated a net cash inflow of $9,769,211, primarily from the Company’s private placements of Common Shares and the proceeds from convertible debentures.

Investing activities in 2006 resulted in the use of cash, net of grants, in the amount of $10,339,843 that consisted of $10,496,423 incurred in the acquisition of capital assets (Guelph plant), $21,016 expended on patents, and a $177,596 decrease in restricted cash. Investing activities in 2005 resulted in the use of cash, net of grants and disposal, in the amount of $1,775,189 that consisted of $1,580,195 incurred in the acquisition of capital assets, $22,181 expended on patents and $172,813 increase in restricted cash (funds held in escrow as collateral for short-term convertible debentures). Investing activities in 2004 resulted in the use of cash, net of grants and disposal, in the amount of $5,824,645 that consisted of $5,804,656 that was incurred in the acquisition of capital assets, $19,989 was expended on patents.

As at December 31, 2006, the Company had working capital of $4,938,473 and incurred a net loss of $14,252,382 for the year ended December 31, 2006, and has an accumulated deficit of $73,099,779.

In the year ended December 31, 2006, Dynamotive had no commercial revenue from its core BioOil operations. Sales revenue going forward is uncertain and the Company is therefore dependent on its financing activities to fund its operations. The proceeds from the recent equity financing, together with Technology Partnerships Canada (“TPC”) funding receivable, will be applied to finance the Company’s ongoing research and development and commercial demonstration activities and to support its efforts to obtain the award of customer contracts. Dynamotive will be required to raise sufficient additional funds to finance its commercialization strategy. The raising of additional finance to fund operations is subject to uncertainty. There is no assurance that such financing will be available on commercially reasonable terms, if at all. Dynamotive’s operations are subject to all of the risks inherent in the establishment of a new business enterprise and in particular Dynamotive will require significant additional financing in the future to develop and market its technology to its full potential.

In addition to contemplated equity offerings during 2007, the Company has been able to draw significantly from government grant and loan facilities, including the Government of Canada’s

TPC program both for expenditures made in 2005 and technical and project related expenditures in 2006. The Company’s agreement with Technology Partnerships Canada pertains to maximum funding of US$7.1 million (C$8.235 million), of which $6.0 million (C$ 7.0 million) has been received as of year end 2006 and $1.1 million is included in government grants receivable.

During the first quarter of 2004, the Company signed a Contribution Agreement with SDTC whereby SDTC will contribute $4.3 million (C$5 million) to the capital cost of the Company’s West Lorne 100 TPD BioOil co-generation project development. This amount is a government grant and is accounted for as a reduction in the capital cost of the project. In 2004, the Company received the three payments of $3.2 million (C$3.7 million) from SDTC. In November 2005, the Company received a payment of $0.7 million (C$0.8 million) from SDTC. In December 2006, the Company received the remaining $0.4 million (C$0.5 million).

During the first quarter of 2006, the Company raised subscription funds of $10.2 million relating to the private placement commenced commencing in the second quarter of 2004 at subscription prices ranging from $0.60 to $1.055 per share. 13 million shares and 2.7 million Common Share Purchase Warrants were issued as a result of this funding.

During the second quarter of 2006, the Company raised total subscription funds of $9.3 million from private placement commenced during the first quarter of 2004 ($0.2 million at subscription prices ranging from $0.81 to $1.35 per share) and from the private placement commenced during the second quarter of 2006 ($9.1 million at subscription prices ranging from $0.86 to $1.33 per share). 8.0 million Shares and 2.0 million Common Share Purchase Warrants were issued as a result of these subscriptions.

During the second quarter of 2005 the Company issued $1.825 million of convertible debentures including $175,000 of debentures issued to officers and directors (or companies controlled by officers and directors) of the Company. The debentures were due between June and September 2006, had an interest rate of 10% payable in shares and were convertible into Company common shares at rates between $0.40 and $0.425 per share. These debentures were collateralized by certain government receivables and guaranteed by the Company. In September and December 2005, $1.15 million of the debentures were converted into 2.7 million common shares and 0.68 million Series U warrants. In 2006, the remaining $675,000 of the debentures were converted into 1,613,969 common shares and 484,787 Series U warrants. In addition, 109,370 shares and 29,493 Series U warrants were issued in 2006 as interest payments on the debentures. As at December 31, 2006, no debentures were outstanding.

During the third and fourth quarter of 2006, the Company did not raise subscription funds relating to the same private placement of the previous quarter.

In total, the Company raised from private placements during 2006 $19.5 million in cash and settled $0.09 million in consulting fees payable by the Company (these shares were valued based on the quoted market price on the date of the settlement agreement) for a total of 21.2 million Common Shares and 4.7 million Common Share Purchase Warrants.

With the current cash on hand, anticipated cash flow from product sales and additional equity and debt financing, the Company anticipates that it will have sufficient cash resources and available financing to satisfy its cash requirements for the next 12 months. The Company expects to require additional funding for the commercial expansion of its technologies through the year 2007 and beyond. Given market conditions and other factors, there can be no guarantee that the Company will be successful in securing additional finance. If adequate funds are not available on acceptable terms when needed, the Company may be required to delay, scaleback or eliminate the manufacturing, marketing or sales of one or more of its products or research and development programs. The outcome of these matters cannot be predicted at this time. The Company’s future operations are dependent on the market’s acceptance of its products in order to ultimately generate future profitable operations, and the Company’s ability to secure sufficient financing to fund future operations. There can be no assurance that the Company’s products will be able to secure market acceptance. Management plans to raise additional equity financing to enable the company to complete its development plans.

In recognition of our liquidity and capital resources, our independent public accountants have included a comment in their report on our accompanying consolidated financial statements for the year ended December 2006, that express substantial doubt as to our ability to continue as a going concern.

Subsequent to the year end, during the period from January 1 to April 17, 2007, the Company issued 2,280,259 common shares for total proceeds of $2,480,900, relating to a private placement commencing during the first quarter of 2007. In addition during the period from January 1 to April 17, 2007, the Company received $4.37 million on the exercise of 744,166 options and 6,851,049 warrants.

The Company’s 2007 financing plan is structured to enable completion, commissioning and ramp-up of the Company’s first 200 tonne per day (“tpd”) BioOil manufacturing facility in Guelph. The plant is to be owned 100% by the Company and leased to Evolution Biofuels Inc., a company owned 20% by the Dynamotive. As well the Company expected to spend approximately $5 million on an upgrade and expansion of the plant in West Lorne. The core of the strategy surrounds market and project based equity financing that minimizes equity dilution while raising sufficient capital for operations and projects. In addition, the Company will seek asset backed debt financing if such facilities are available on reasonable commercial terms.

In connection with the Company’s West Lorne project upgrade and construction advances related to the 200 tpd plants, the Company has committed to outstanding construction commitments of approximately $8.2 million at December 31, 2006.

The Company’s funding plan for 2007 is structured so that equity placements explained above will maintain Company and project operations. Additionally, the Company contemplates a private placement and project finance strategy which, with other project funding and sales, are expected to fund the 200 tpd project(s) which are expected to be developed during 2007. Any delay in securing project funding for a project will delay the construction and commissioning of that project.

CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements are prepared based on the accounting policies described in Note 2 to our consolidated financial statements included herein. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and notes. Actual results could differ from these estimates.

Revenue Recognition

[a] Product Sales

The Company recognizes revenue from the sale of products, including BioOil, char, and other byproducts, upon shipment of the product when the risk and reward of ownership has been transferred to the customer, provided that the amount is fixed or determinable and collection is reasonably assured.

[b] Licenses and royalties

Revenue from license agreements may include multiple elements within a single contract. Payments received under license agreements may include the following: non-refundable fees at inception of the contract, fees for services to be performed, milestone payments for specific achievements, and royalty payments based upon resulting sales of products. Agreements with multiple elements are separated into significant discrete units of accounting based on the relative fair value of each element. Revenue recognized for each element when all significant acts have been completed and delivery has occurred with no substantial risk of return and collectibility is reasonably assured. When the fair value cannot be determined, revenue is deferred until objective evidence exists or recognized as the final elements are delivered.

Deferred revenue is comprised of amounts received prior to the satisfaction of the revenue recognition criteria described above and includes non-refundable amounts related to sales of master license and plant license agreements. Master license agreements grant the licensee the exclusive right and license to use and commercially exploit the Company’s BioOil technology including the rights to manufacture, market, distribute, and sub-license the technology for the production of BioOil within a specific territory. Plant license agreements grant a licensee the right to use and commercially exploit the Company’s BioOil technology for the development of one or more pyrolysis plant facilities.

In 2006, the Company received a total of $950,000 in payments from three unrelated companies as licensing fees. $500,000 from Rika Ltd. as payment for a Master License to develop project opportunities in the Ukraine and the Baltic republics using Dynamotive’s patented pyrolysis technology; $150,000 from Classic Power Inc. as an initial payment on a Plant License for Guelph, Ontario, Canada; $200,000 from Renewable Oil Corporation Pty Ltd. (“ROC”) for a Master License to develop project opportunities in Australia and $100,000 from ROC as a deposit on an initial plant license.

Deferred revenue is net of $330,000 advanced to entities controlled by Rika Ltd. and a $100,000 long-term investment in ROC.

All the above funds are non-refundable and have been recorded as deferred revenue.

Government Assistance and Investment Tax Credits

Government assistance towards current expenses is included in the determination of income for the period as a reduction of the expenses to which it relates. Amounts received for future expenditures are recorded as a current liability. Government assistance towards the acquisition and construction of property, plant and equipment is deducted from the cost of the related property, plant and equipment. Government grants receivable are recorded when the Company has incurred the qualifying expenditure and there is reasonable assurance the receipts will be recovered.

Repayment of contribution is contingent solely upon the Company’s ability to generate revenue from the sale of specified products or technology. Accordingly, liability of repayment will only be accrued when sales of the products or technology have been generated.

Investment tax credits are accounted for under the cost reduction method whereby they are netted against the expense or capital asset to which they relate. Investment tax credits are recorded when the Company has incurred the qualifying expenditures and there is reasonable assurance the tax credits will be realized. As at December 31, 2006 and 2005, no investment tax credits have been recognized.

Research and Development Costs

Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless the Company believes the development project meets Canadian generally accepted accounting criteria for deferral and amortization. In evaluating these criteria the Company considers technological feasibility to be established only when a product demonstrates it operates under conditions which are acceptable to target customers. If management determines that the development of products to which such costs have been capitalized is not reasonably certain, or that costs exceed recoverable value, such costs are charged to operations. The Company has not capitalized any development costs for any of the year ends presented.

During the year ended December 31, 2006, the Company netted $154,560 (2005 - $nil; 2004 - $nil) of product sales against research and development expenses, which are considered incidental sales of BioOil until such time as the Company’s plant has reached commercial production levels.

Projects Under Development

The Company expenses all preliminary stage costs incurred with respect to a potential capital project, including costs related to the consideration of alternatives, feasibility studies, and activities occurring prior to the decision to proceed with the project until the capital project meets the Company’s capitalization policy and is considered a project under development. The Company begins to capitalize costs for projects under development when it has determined that it is more likely than not that the financing for the capital project is available and it is more likely than not that the Company will be able to meet the requisite local and other governmental regulations to develop the capital project.

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

Stock Based Compensation Plan

The Company has two stock based compensation plans - a stock appreciation rights (“SA Rights”) plan and a stock option plan for directors and employees, which are described in note 15. Under the terms of the stock option plan the Company may grant fixed options or options whose vesting is contingent on future performance. Compensation is recognized under the fair value based method when fixed or performance based stock options are granted to employees and directors. Compensation is recognized using the fair value based method for SA Rights when the performance criteria have been met and amortized over the service period.

The Company may also issue stock options and warrants to employees or as consideration for services rendered by non-employees. As a result of the change in accounting policy (note 3), such equity awards are recorded at their fair value using the Black Scholes option pricing model, as compensation expense or capitalized to long-term assets under construction when the Company receives the related services and the equity awards vest. No compensation is recognized in connection with options and warrants awarded in connection with private placements, since the share issue costs are netted against the proceeds raised. All unvested or modified options for non-employees are re-measured on each balance sheet date until such options vest, are exercised or forfeited.

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

As of May 24, 2007, the Company’s key patent is protected in 11 countries, patent applications pending in 5 countries and is scheduled to expire between years 2016 and 2018. A US Patent was granted in February 2006 to expire in year 2024 with respect to an enhancement of the key patent and based on this, a US PCT application was filed in February 2005; a Eurasian patent application was filed in March 2006

Research costs are expensed in the year incurred and are recorded net of incidental product sales. Development costs are expensed in the year incurred unless the Company believes the development project meets Canadian generally accepted accounting criteria for deferral and amortization. In evaluating these criteria the Company considers technological feasibility to be established only when a product demonstrates it operates under conditions, which are acceptable to target customers.

If management determines that the development of products to which such costs have been capitalized is not reasonably certain, or that costs exceed recoverable value, such costs are charged to operations

Please refer to the Item 5.A. Results of operations for additional information on research and development.

D. TREND INFORMATION

The Company’s Fast Pyrolysis technology produces BioOil, a fuel that will compete with conventional energy sources and other alternative energy industrial fuels. Therefore, price trends in the broad energy industry and developments in the alternative energy sector will affect the commercial viability and attractiveness of BioOil. The economic attractiveness of BioOil production is significantly affected by the availability of suitable biomass feedstock, the price of which may be effected on a regional basis by competing uses for the feedstock from other industries. The price of emissions credits, which can result from combustion of BioOil which displaces hydrocarbon fuels, may be affected by many outside factors including legislated requirements and international agreements.

E. OFF-BALANCE SHEET ARRANGEMENTS

Nil

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table provides as of December 31, 2006 the known long term obligations and commitments of the Company:

Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Operating lease obligations – Office equipment	30,000	10,000	17,000	3,000	Nil
Premise lease obligations	471,000	242,000	229,000	Nil	Nil
Business development contract	150,000	140,000	10,000	Nil	Nil
Construction commitments	8,191,000	8,191,000	Nil	Nil	Nil
Total	8,842,000	8,583,000	256,000	3,000	Nil

Note: On April 5, 2007 the Company entered into certain amended agreements with Erie Flooring and Wood Products (“Erie”) regarding the supply by Erie of wood to the West Lorne BioOil plant (“BioOil plant”) over the next 12 years at no charge and the provision of char from the BioOil plant to Erie at no charge. In relation to these agreements, Dynamotive agreed to pay for the purchase and installation of a char based boiler system and related char delivery infrastructure. The terms include an immediate payment of $500,000 to Erie and a further $359,000 to Erie in equal monthly payments plus 8% interest, over the next 10 years for the purchase of the boiler.

We have an operating lease for office facilities of our head office.

G. SAFE HARBOR

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

As at May 16, 2007, the Company’s directors and executive officers are:

Name	Age	Position
Richard Chen-Hsing Lin (2)(3)	63	Chairman, President, Operations-China and Director
R. Andrew Kingston (3)	47	President, Chief Executive Officer and Director
Curtin Winsor, Jr., Ph.D. (1)(2)	67	Director
Desmond Radlein, Ph.D. (1)(2)(3)	58	Director
Shing-Cheng Hong (1)	73	Director
Chih-Lin Chu	39	Director
George J. Terwilliger III	57	Director
Brian Richardson	44	Chief Financial Officer
Jan Barynin, Ph.D.	69	Vice President, Engineering
Laura Santos	57	Corporate Secretary
Jeffrey Lin	37	Vice President, Business Development-China and Japan
Anton Kuipers	53	Vice President of Business Development
Robert Nigel Horsley	59	Executive Director of Marketing

-------

(1)	Member of the Audit and Corporate Governance Committee of the Board of Directors.

(2)	Member of the Compensation Committee of the Board of Directors.

(3)	Member of the Executive Committee of the Board of Directors.

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

Richard Chen Hsing Lin. Mr. Lin has been a Director of the Company since 1992 and Chairman of the Company since May of 1995. He is the past President of the Taiwan Chamber of Commerce in Canada. Mr. Lin is also co-founder, Vice President and Secretary of Neoventi Technology Corporation since 1991 and Neoventi Investment Corporation since 1992, and has been a Director of Concert Industries Ltd. since December 1992. Mr. Lin was also President of the Taiwan Chamber of Commerce in B.C., and Vice President of R.C.A. Taiwan. Mr. Lin’s son, Jeffrey Lin, is the Company’s Vice President, Business Development for China and Japan. (See Jeffrey Lin’s affiliations below)

Robert Andrew Kingston. Mr. Kingston was appointed President and CEO in April 1999. Mr. Kingston has held senior positions in multi-national oil companies, property and investment corporations and financial institutions in Europe, the USA and South America. From 1996 to 1999, Mr. Kingston was advisor to public and private companies in the U.S. Canada and the U.K. From 1995 to 1996, Mr. Kingston was senior advisor to the Chairman of Rotch Property Group Ltd., a UK property investment and development company with assets in excess of US $7 billion. From 1992 to 1995, Mr. Kingston was a financial advisor on corporate restructuring for Interpetrol S.A., a South American oil trading company that at the time was partly owned by the Argentine National Oil Company (NYSE: YPF). He held a number of positions with the Gatoil Group of Companies from 1986 to 1990,: a fully integrated, privately owned oil conglomerate, including Managing Director of Gatoil Services (UK) Limited and Financial Vice President of Gatoil Enterprises Inc. (USA). He also worked for Price Waterhouse & Co. and Ducilo S.A., a subsidiary to E.1. DuPont de Nemours & Co.

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

Desmond Radlein, Ph.D. Dr. Radlein became a Director of the Company in December 1997, retired in August 2002 and was re-appointed in August 2003. Dr. Radlein has been the President of RTI - Resource Transforms International, Ltd., an R&D company specializing in pyrolysis technology and applications, since 1994. Dr. Radlein received a B.Sc: in Chemistry (1986) from the Alcan Scholar University of the West Indies in Jamaica and M.Sc. in Theoretical Chemistry (1970) from the University of Calgary in Alberta. He received his Ph.D. from the University of Cambridge, England (1975) in Physical Chemistry. He was a member of the Board of the Waterloo Region Community Legal Services from 1994 to 1995. Dr. Radlein was also an Associate Research Professor at the Chemical Engineering Department of the University of Waterloo from 1987 to 1994. He is an inventor or co-inventor of 10 patents on pyrolysis and petroleum processing and has also authored over 20 publications in various scientific journals. Some of his research activities include: pyrolytic production of fermentable sugars, fundamental studies on biomass pyrolysis mechanisms, catalytic hydropyrolysis for hydrocarbon production and catalyst development for gasification.

Shing-Cheng Hong. Mr. Hong became a Director of the Company in December 1997. With 40 years of financial and industrial background, Mr. Hong led a 42-member management team of Hotung Venture Capital Corp. where he served as its President since 1987. Hotung is the leading venture capital group in Taiwan and currently manages total funds of US$7 billion. Thirty-three additional venture capital funds were also established under his leadership; including Daitung VC; Yuantung VC; Litung VC; Futung VC and Wantung VC. Mr. Hong retired in 2001 from Hotung and now serves as Chairman of Giga Venture Partners & Co.

Chih-Lin Chu. Mr. Chu became a Director of the Company in June 2001. He is General Manager for Business Development at China Strategic Holdings Limited (CSH) since March 2000. CSH is a public company listed on Hong Kong Exchange with investments in energy, tire manufacturing, breweries, paper, pharmaceuticals and other light and heavy industries including power plants, diesel engine manufacturing, cement,. chemical plants, electrical machinery and auto parts as well as information technology and e-commerce related projects. From 1999 to 2000, Mr. Chu was Vice Chairman and President, China Operation for Tricom Holdings Limited, also a public company in Hong Kong with a focus on telecommunication products. Since 1994, Mr. Chu has been involved in business development and government relationship in China for various companies including Cathay Pacific Airline O.B.C. G.S.A., Shanghai E&T Wako Express Co. Ltd and Shanghai Tricom Limited. Mr. Chu received his MBA from the China Europe International Business School in China.

George J. Terwilliger III. Mr. Terwilliger became a Director of the Company in November 2006. He was Deputy Attorney General of the United States from 1991 to 1993 and served as the number two official and chief operating officer of the Department of Justice. He was Principal Associate Deputy Attorney General from 1990 to 1991, and a U.S. Attorney for the District of Vermont from 1986 to 1991. His public service career dates back to 1978 when he was appointed Assistant U.S. Attorney for the District of Columbia. From 1993 to 2000, Mr. Terwilliger was a Managing Partner and member of the Partnership’s Executive Committee at McGuire Woods’ Washington, DC office and led the corporate defense and white collar practice group. He is currently, a senior partner and head of corporate defense and special projects with White & Case LLP, of Washington DC, where he leads teams of lawyers on behalf of major corporate clients, including oil companies. His business and financial experience includes matters of corporate governance, financial management and controls, public relations and management of business projects and initiatives.

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

Jan Barynin, PhD., P.Eng. Dr. Barynin was appointed Vice President, Engineering in June 2004. Dr. Barynin spent almost 30 years of his professional career in steam, power, and boiler engineering; from 1970 to 1980 with Combustion Engineering (CE-Canada), from 1980 to 1986 with Babcock and Wilcox and from 1986 to 1999 with H.A. Simons. He oversaw the development of the Company’s 10 tpd BioOil demonstration plant and lately, has been responsible for the completion and commissioning of the 100 tpd BioOil plant in West Lorne, Ontario. His latest endeavours have been dedicated to renewable energy and use of agricultural and forestry residues. Dr. Barynin graduated as a Chemical Engineer in 1961 from the Royal Technology University of Denmark and in 1970 received his doctorate in Chemical Engineering and Chemical Technology from the Imperial College, UK.

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

Jeffrey Lin, B.Sc. MBA, CMA. Mr. Lin joined Dynamotive in 1994 and has been appointed VP Business Development to lead the Company’s expansion efforts in Japan and China. Before joining the business development team, Mr. Lin previously held positions as the Director of Finance and Project Manager with the Company. Mr. Lin has the technical knowledge, business and financial experience as well as the cultural background and the language skills to open new business opportunities in Asia.

Anton Kuipers. Mr. Kuipers joined Dynamotive in January 2007 and has been appointed Vice President Strategic Initiatives with specific responsibilities to oversee new business development initiatives in Canada. Before joining Dynamotive, Mr. Kuipers was Vice President of Business Development, Marketing and Trade with Leading Edge British Columbia, a technology marketing society created by the Government of British Columbia to promote the technology industry sectors in British Columbia. Prior to Leading Edge BC, Mr. Kuipers worked for BC Trade Development Corporation and the BC Trade and Investment Office. Mr. Kuipers worked extensively with British Columbia energy and environmental technology industry sectors, facilitated and structured contracts with major multinationals and government agencies in Canada and abroad.

Robert Nigel Horsley. Mr. Horsley was appointed Executive Director of Communications and Investor Relations in October 2006. He was Vice-President and General Manager of Isee3D from April, 1993 to 1998 and was also a board member until December 2000. Mr. Horsley was a co-founder of Railpower Technologies Inc. in 2000, and was on Railpower’s board from November 2000 until his resignation in December 2003. He continued in consulting and senior management roles until August 2005 at which time he again, took up consulting and later employment with General Hydrogen Corporation, a company he helped co-found in 1999. He relinquished his final position as Director of Investor and Public Relations with General Hydrogen on September 2006, prior to joining Dynamotive.

B. Compensation of Directors and Senior Management

The following table contains a summary of compensation paid or payable to directors and senior management during the year ended December 31, 2006(1):

Name	Salary ($)	Bonus ($)	Long-term Incentive Plan ($)
Richard Chen-Hsing Lin	209,965	302,970	169,400(3)
Robert Andrew Kingston	326,612	468,227	242,000(4)
Curtin Winsor, Jr., Ph.D	13,044(2)	-	-
Shing-Cheng Hong	17,451(2)	-	-
Desmond Radlein	17,187(2)	-	-
Chih-Lin Chu	8,814(2)	-	-
George Terwillger	1,058(2)	-	-
Paul Hughes	215,935(6)	-	-
Brian Richardson	193,901	49,577	36,300(5)
Jan Barynin	123,392	-	-
Laura Santos	105,764	88,798	-
Jeffrey Lin	105,764	88,798	-
Robert Nigel Horsley	30,848	-	-

Notes:

(1)	Except as otherwise noted, all compensation are disclosed in U.S. dollars based upon 2006’s average exchange rate of $0.8814 per dollar.
(2)	50% to be paid in cash ($28,777) and 50% in shares (total of 22,187 restricted common shares)
(3)

Unissued bonus share option earned pursuant to milestone achievement calculated at 700 shares per ton of capacity per 200 tpd plant contracted, priced at $1.21 per share determined on September 29, 2006

(4)

Unissued bonus share option earned pursuant to milestone achievement calculated at 1,000 shares per ton of capacity per 200 tpd plant contracted, priced at $1.21 per share determined on September 29, 2006

(5)

Unissued bonus share option earned pursuant to milestone achievement calculated at 150 shares per ton of capacity per 200 tpd plant contracted, priced at $1.21per share determined on September 29, 2006

(6)	Mr. Hughes resigned from the Company on December 7, 2006

The following table lists stock options outstanding at December 31, 2006 to purchase common shares of the Company for directors and senior management:

Name	Number of Shares	Exercise Price	Expiry Date
Richard Chen Hsing Lin	750,000	$0.50	02-Feb-10 to 29-Apr-12
Richard Chen Hsing Lin	300,000	$0.23	30-Aug-13
Richard Chen Hsing Lin	605,660	$0.20	30-Aug 13 to 31-Mar-14
Richard Chen Hsing Lin	2,000,000	$0.45	31-Jul-14 to 31-Jul-16
Richard Chen Hsing Lin	150,000	$1.60	12-Jul-09
Robert Andrew Kingston	775,000	$0.50	02-Feb-10 to 23-Feb-12
Robert Andrew Kingston	907,649	$0.20	30-Aug-13 to 14-Mar-14
Robert Andrew Kingston	300,000	$0.23	30-Aug-13
Robert Andrew Kingston	2,400,000	$0.22	30-Aug-13 to 22-Dec-13
Robert Andrew Kingston	2,000,000	$0.45	31-Jul-14 to 31-Jul-16

Name	Number of Shares	Exercise Price	Expiry Date
Robert Andrew Kingston	150,000	$1.60	12-Jul-09
Curtin Winsor, Jr., Ph.D	24,000	$0.33	22-Dec-08
Curtin Winsor, Jr., Ph.D	45,000	$0.45	05-Aug-08 to 01-Jul-10
Desmond Radlein, Ph.D	24,000	$0.33	22-Dec-08
Desmond Radlein, Ph.D	69,000	$0.45	05-Aug-08 to 01-Jul-10
Shing-Cheng Hong	23,000	$0.45	01-Jul-10
Chih-Lin Chu	16,000	$0.33	22-Dec-08
Chih-Lin Chu	45,000	$0.45	05-Aug-08 to 01-Jul-10
Paul Hughes	400,000	$0.49	31-May-08 to 31-May-09
Brian Richardson	600,000	$0.48	01-Nov-08 to 30-Sep-09
Brian Richardson	300,000	$0.58	01-Nov-08 to 30-Sep-09
Brian Richardson	100,000	$1.60	12-Jul-09
Jan Barynin	600,000	$0.48	21-Jan-09 to 08-Dec-10
Jan Barynin	50,000	$1.60	12-Jul-09
Laura Santos	10,000	$1.00	2-Feb-10
Laura Santos	80,000	$1.50	14-Jun-10 to 31-Jan-11
Laura Santos	15,000	$0.50	28-Apr-12
Laura Santos	100,000	$0.23	30-Aug-13
Laura Santos	122,308	$0.20	30-Aug-13 to 14-Mar-14
Laura Santos	400,000	$0.49	31-Dec-09 to 31-Dec-10
Laura Santos	100,000	$1.60	12-Jul-09
Jeffrey Lin	110,000	$1.00	02-Feb-10
Jeffrey Lin	15,000	$0.50	28-Apr-12
Jeffrey Lin	400,000	$0.49	31-Dec-09 to 31-Dec-10
Jeffrey Lin	100,000	$1.60	12-Jul-09
Robert Nigel Horsley	400,000	$1.35	30-Sep-12

C. Board Practices

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

The Company maintains standing Executive, Compensation and Audit and Corporate Governance Committees, but does not have a nominating committee. The Executive Committee is comprised of Dr. Desmond Radlein, Messrs. R. Andrew Kingston and Richard Chen-Hsing Lin. The purpose of the Committee is to act on behalf of the Board to provide direction to management and to authorize and approve expenditures in excess of the authority delegated by the Board to management, with such approvals to be ratified by the Board at the next regular scheduled Meeting.

The Company’s Audit and Corporate Governance Committee, whose members include Mr. Shing-Cheng Hong, Drs. Curtin Winsor, Jr. and Desmond Radlein and Mr. George Terwilliger III, reviews the financial reporting process of the Company on behalf of the Board by reviewing the independence of the Company’s independent auditors, the adequacy of internal controls, the quality of financial reporting, and accounting estimates involving the use of significant management judgment.

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

The Board approved in May 2004 a new compensation plan as proposed by the Compensation Committee for non-management Board members and Committee chairs, as follows: a) annual retainer of $8,814, and $4,407 for Board members and Committee chairs respectively, payable in 50% cash and 50% in common stock priced at the market closing price on the day of the AGM or the average of the five trading days prior to the AGM, whichever is lower; b) 15,000 and 8,000 stock options for Board members, and Committee chairs, respectively; the term of the stock options is for four (4) years and priced at $0.45 per share for years 2004-2006; c) Board and Committee meeting fees – $264 per meeting under two (2) hours and $1,058 per meeting over two (2) hours, payable in 50% cash and 50% in common stock priced on the last trading day of the respective quarter at the lower of the price on such day or the average of the previous five trading days. Shares when issued with respect to these fees are restricted for a twelve-month period and subject to Rule 144 of the Securities Act of 1933. The Compensation Committee of the Board regularly reviews the appropriateness of Director’s compensation. The directors are also reimbursed for out-of-pocket expenses such as reasonable traveling, hotel and other expenses incurred in and about the business of the Company.

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

	2006	2005	2004
Canada	36	25	24
US	0	0	0
UK	0	0	0
Total	36	25	24

E. Share ownership

The following table sets out the names of directors and senior management, the period of time during which each has been a director or senior manager of the Company, and the number of common shares of the Company beneficially owned by each of them, directly or indirectly, or over which control or direction is exercised and percentage of ownership as at May 16, 2007:

Name	Periods during which Has Served as a Director or Senior Manager	Shares Owned and % of Ownership
Richard Chen-Hsing Lin(2) Chairman, President, Operations-China and Director	Since 1992	2,245,370 Common shares(2) 1.21%
Robert Andrew Kingston (3) President, Chief Executive Officer and Director	Since 1999	900,468 Common shares(3) 0.49%
Curtin Winsor, Jr., Ph.D.(4) Director	Since 1996	1,541,393 Common shares(4) 0.83%
Shing-Cheng Hong(5) Director	Since 1997	130,226 Common shares(5) 0.07%
Chih-Lin Chu(6) Director	Since 2001	10,206 Common shares(6) 0.006%
Desmond Radlein, Ph.D. Director	1997 – 2002 and 2003 to present	57,223 Common shares(7) 0.03%
George J. Terwilliger III Director	Since 2006	5,463 Common shares 0.003%
Brian Richardson Chief Financial Officer	Since 2003	152,000 Common shares 0.08%
Jan Barynin, Ph.D., P.Eng Vice President, Engineering	Since 2004	nil
Laura Santos Corporate Secretary	Since 1998	6,016 Common shares 0.003%
Jeffrey Lin Vice President, Business Development – China and Japan	Since 2005	nil
Robert Nigel Horsley Executive Director of Marketing	October 2006	nil
Anton Kuipers Vice President of Business Development	January 2007	nil

Notes:

(1)	The information as to Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(2)

Includes 2,245,370 Common Shares, of which 423,746 Common Shares are held by Cantai Property Limited (Cantai), a company controlled by Mr. Lin and includes 1,648,712 Common Shares held by Leede Financial – 354,218 common shares on behalf of Mr. Lin and 1,294,494 on behalf of Cantai; also includes 172,912 Common Shares held by Neoventi Technology Corporation over which Mr. Lin has voting and disposition powers. Mr. Lin also holds options to purchase up to an aggregate of 5,805,660 Common Shares (3,000,000 Common Shares (1,000,000 common shares non-vested) at an exercise price of $0.45, expiring from July 31, 2014 to July 31, 2018; 1,000,000 Common Shares (1,000,000 common shares non-vested) at an exercise price of $0.58, expiring from July 31, 2019 to July 31, 2020; 750,000 Common Shares at an exercise price of $0.50, expiring from February 2, 2010 to April 28, 2012, 300,000 Common Shares at an exercise price of $0.23, expiring on August 30, 2013; 605,660 Common Shares at an exercise price of $0.20, expiring from August 30, 2013 to March 31, 2014 and 150,000 Common Shares at an exercise price of $1.60, expiring July 12, 2009).

(3)

Includes 900,468 Common Shares; 761,912 of these Shares are held in the name of Cape Fear Limited, an Isle of Man company which all shares are held by an arm’s length trustee of a discretionary trust of which Mr. Kingston is a beneficiary. Mr. Kingston also holds options to purchase up to an aggregate of 8,532,649 Common Shares (3,000,000 Common Shares (1,000,000 common shares non-vested) at an exercise price of $0.45, expiring from July 31, 2014 to July 31, 2018; 1,000,000 Common Shares (1,000,000 common shares non-vested) at an exercise price of $0.58, expiring from July 31, 2019 to July 31, 2020; 300,000 Common Shares at an exercise price of $0.23, expiring on August 30, 2013; 2,400,000 Common Shares at an exercise price of $0.22, expiring from August 30, 2013 to December 22, 2013; 907,649 Common Shares at an exercise price of $0.20, expiring from August 30, 2013 to March 14, 2014, 775,000 Common Shares at an exercise price of $0.50, expiring from February 2, 2010 to February 23, 2012, and 150,000 Common Shares at an exercise price of $1.60, expiring on July 12, 2009).

(4)

Includes 1,541,393 Common Shares of which 1,273,262 Common Shares are held by Legacy Trust. Dr. Winsor also holds options to purchase up to an aggregate of 69,000 Common Shares (24,000 Common Shares at an exercise price of $0.33, expiring on December 22, 2008; 45,000 Common Shares at an exercise price of $0.45, expiring from August 5, 2008 to July 1, 2010).

(5)	Mr. Hong also holds options to purchase up to 23,000 Common Shares at an exercise price of $0.45, expiring on July 1, 2010.

(6)

Mr. Chu also holds options to purchase up to an aggregate of 61,000 Common Shares (16,000 Common Shares at an exercise price of $0.33, expiring on December 22, 2008; 45,000 Common Shares at an exercise price of $0.45, expiring from August 5, 2008 to July 1, 2010).

(7)

Dr. Desmond Radlein also holds options to purchase up to an aggregate of 93,000 Common Shares (24,000 Common Shares at an exercise price of $0.33, expiring on December 22, 2008; 69,000 Common Shares at an exercise price of $0.45, expiring from August 5, 2008 to July 1, 2010).

The number of shares beneficially owned by the directors and senior management, directly or indirectly, are based on information furnished by Computershare Trust Company of Canada, the registrar and transfer agent of the Company, and by the nominees themselves. The Directors and Officers beneficially own or effectively control as a group a total of 5,685,166 shares which represent 3.07% of the total issued and outstanding shares of the Company.

The Directors and Senior Management hold a total of 15,286,617 options. 4,799,617 options are exercisable between $0.20 and $0.33 each; 8,837,000 are exercisable between $0.45 and $0.58 each; and 1,650,000 options are exercisable between $1.00 and $1.60 each. 13,756,617 unexercised options were in the money and 1,530,000 unexercised options were out of the money based on the average trading price of $1.13 per Common share as listed on the OTC BB as at May 16, 2007.

Percentage of class is calculated based on the outstanding common shares as at May 16, 2007 of 185,348,245.

The Company has a Stock Option Plan (the “Plan”), enabling the Company to provide its directors, officers and employees with an opportunity to share in increases in the value of the Company’s shares. The Plan is intended to attract and retain the services of directors, officers, employees and consultants to the Company for the benefit of the Company and its shareholders and to provide additional incentive for such directors, officers and employees to continue to work in the best interests of the Company and its shareholders through continuing ownership of its Common Stock. At May 16, 2007, 11,077,315 options were issuable under the Plan and 16,845,367 options were outstanding at exercise prices ranging from $0.20 to $1.60 per common share.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

To the Company’s knowledge, it is not directly or indirectly owned or controlled by another corporation or by any foreign government, nor is it aware of any person who owns more than 5% of the Company’s common stock (the only outstanding class of the Company’s voting securities).

The Company knows of no arrangements which may, at a subsequent date, result in a change of control.

Computershare Trust Company of Canada (Computershare) is the Company's registrar and transfer agent for the Company's shares. Computershare’s records as of May 16, 2007 indicate 186,051,212 shares of common stock issued and outstanding as follows:

Residence of Shareholder	Number of Holders	Number of Shares (1)	Percent
Canada	73	73,390,578	39.45%
U.S.A.	204	86,889,566	46.70%
Other	138	25,771,068	13.85%
Total	415	186,051,212	100.00%

(1) Includes the total number of shares held by registered and beneficial shareholders.

B. Related Party Transactions

Except as disclosed herein, the Company has not, since the beginning of its last fiscal year ended December 31, 2006, and does not propose to:

(1)

enter into any transactions which are material to the Company or a related party or any transactions unusual in their nature or conditions involving goods, services or tangible or intangible assets to which the Company or any its former subsidiaries was a party;

(2)	make any loans or guarantees directly or through any of its former subsidiaries to or for the benefit of any of the following persons:

	(a)	enterprises that directly or indirectly through one or more intermediaries, control or controlled by or are under common control with the Company;

(b)

associates of the Company (unconsolidated enterprises in which the Company has significant influence or which has significant influence over the Company) including shareholders beneficially owning 10% or more of the outstanding shares of the Company;

	(c)	individuals owning, directly or indirectly, shares of the Company that gives them significant influence over the Company and close members of such individuals families;

(d)

key management personnel (persons having authority in responsibility for planning, directing and controlling the activities of the Company including directors and senior management and close family members of such directors and senior management); or

(e)	enterprises in which a substantial voting interest is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

The following transactions with related parties are in the normal course of operations and are recorded at amounts established and agreed between the related parties. The Company had the following transactions with related parties since December 31, 2005:

Consulting fees and salaries of $1,763,575 for the year ended December 31, 2006 (2005 - $1,940,421; 2004 - $3,053,332) have been paid to Directors (or companies controlled by Directors) of the Company. Included in the amount above, is $543,122 (2005 - $974,392; 2004 - $2,288,556) paid by stock based compensation.

Consulting fees and share issue costs of $nil for the year ended December 31, 2006 (2005 - $87,395; 2004 - $574,326) have been paid to a shareholder of the Company. Included in the amount above, is $nil (2005 - $1,113; 2004 - $513,958) paid by stock based compensation.

As at December 31, 2006, $nil (2005 - $82,529; 2004 - $136,370) was advanced to a Director of the Company in connection with the formation of a joint venture for the development of the Company’s BioOil technology and related products. The joint venture did not proceed and the advance was written-off on December 31, 2005.

As at December 31, 2006, there was $5,925 (2005 - $11,926) due from related parties and $1,218,932 (2005 - $1,005,447) due to related parties, which amounts are non-interest bearing, unsecured and due on demand.

During 2006, $150,000 of convertible debentures plus interest issued to a former officer were converted into 468,820 common shares and 200,650 Series U warrants.

C. Interest of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

See Item 17 of this Annual Report for the Company’s Consolidated Financial Statements for the years ended December 31, 2006, 2005 and 2004.

B. Significant Changes

There have been no significant changes in the Company’s business since December 31, 2006 except as disclosed in this Annual Report.

Item 9. The Offer and Listing

Dynamotive Energy Systems Corporation’s Common Shares is traded on the Over the Counter Bulletin Board (OTCBB) under the symbol DYMTF.OB. As at December 31, 2006, the closing market sales price on the OTC BB for the Company’s Common Share was $1.12 per share. The following table shows the annual High and Low market prices for the securities traded on the NASD OTC Bulletin Board for the five most recent full financial years; the high and low market prices for each financial quarter for the two most recent full financial years and any subsequent period; and the monthly high and low market prices for the most recent six months:

Year Ended	High	Low
2002	0.67	0.18
2003	0.79	0.14
2004	0.80	0.41
2005	1.00	0.43
2006	1.76	0.76

Quarter Ended	High	Low

March 31, 2005	0.66	0.47
June 30, 2005	0.59	0.43
September 30, 2005	0.63	0.49
December 31, 2005	1.00	0.53

March 31, 2006	1.76	0.76
June 30, 2006	1.70	1.01
September 30, 2006	1.40	1.09
December 31, 2006	1.22	0.88

March 31, 2007	1.36	0.97

Month Ended	High	Low
December 2006	1.22	0.93
January 2007	1.35	0.97
February 2007	1.29	1.15
March 2007	1.36	1.15
April 2007	1.34	1.17
May 2007	1.21	1.00

The Company has never declared or paid cash dividends on its Common Shares. The Company currently intends to retain its earnings, if any, to provide funds for the operation and expansion of its business and, therefore, does not anticipate declaring or paying cash dividends in the foreseeable future.

Item 10. Additional Information

A. Share capital

Not applicable

B. Business Corporations Act Memorandum, Amendments and Articles of Incorporation

Articles of Association

The Company was incorporated on April 11, 1991 pursuant to the Companies Act (British Columbia), later the Company Act. The Company's corporate constituting documents were then comprised of its Notice of Articles and its Articles of Association ("Articles").

The Business Corporations Act (British Columbia) ("BCA") was adopted in British Columbia in 2004 and is now in effect. The Business Corporations Act replaces the Company Act (British

Columbia) and adopts many provisions similar to those contained in corporate legislation elsewhere in Canada. There was a mandatory transition process under the Business Corporations Act, so that all companies had to comply with the new regulations. As part of its transition, the Company adopted new Articles in June 2005.

Under the Business Corporations Act, every "pre-existing company" remained subject to certain "Pre-existing Company Provisions" contained in the Company Act (British Columbia) unless such provisions are removed with the approval of shareholders by way of a special resolution. Such Pre-existing Company Provisions include the following provisions that were relevant to the Company:

  The majority required to pass a special resolution is three-quarters of those votes cast at a properly constituted meeting of shareholders. Under the BCA, a special resolution may be passed with a minimum two-thirds vote; and

  A repurchase or redemption of shares can only be offered pro-rata to all shareholders. This provision has been removed under the BCA.

In order to take full advantage of the flexibility offered by the BCA, the Company's board of directors proposed removal of the Pre-existing Company Provisions in connection with the adoption by the Company of a new form of Articles that incorporates provisions permitted under the BCA. The removal of the Pre-existing Company Provisions required the affirmative vote of not less than three-quarters of the votes cast at a meeting of the shareholders of the Company, present in person or by proxy. This approval of the shareholders by special resolution was obtained at the annual general meeting of the shareholders of the Company held on June 27, 2005. The removal of the Pre-existing Company Provisions became effective upon the filing of a Notice of Alteration to the Company's Articles with the British Columbia Registrar of Companies on October 5, 2005. The Company's shareholders also approved by special resolution the adoption of a new form of Articles (the "Articles"). The Articles were adopted by the Company with a view to updating its charter documents to bring them into line with the Business Corporations Act and incorporating some of the new provisions of the Business Corporations Act. These Articles were filed with the Registrar of Companies on October 5, 2005.

The following is a summary of certain material provisions of (i) the Company's Notice of Articles, as amended by the Notice of Alteration approved by shareholders, (ii) the Company's new Articles, as adopted by shareholders, and (iii) certain provisions of the Business Corporations Act and related laws applicable to the Company:

1.           Objects and Purposes

The Company's Memorandum and Articles do not specify objects or purposes. The Company is entitled under the Business Corporations Act to carry on all lawful businesses which can be carried on by a natural person.

2.           Directors

Generally

The Directors of the Company are generally empowered, by majority vote, to manage the business and to bind the Company to all manners of agreements and transactions as they see fit, acting in the best interests of the Company. So long as the Preferred Shares are outstanding, the Company directors are restricted from effecting certain kinds of dividends and distributions on the common shares.

Director's power to vote on a proposal, arrangement or contract in which the director is interested.

According to the Business Corporations Act, a director holds a disclosable interest in a contract or transaction if:

1.	the contract or transaction is material to the company;

2.	the company has entered, or proposes to enter, into the contract or transaction, and

3.	either of the following applies to the director:

	a.	the director has a material interest in the contract or transaction;

	b.	the director is a director or senior officer of, or has a material interest in, a person who has a material interest in the contract or transaction.

However, the Business Corporations Act also provides that in the following circumstances, a director does not hold a disclosable interest in a contract or transaction if:

1.

the situation that would otherwise constitute a disclosable interest arose before the coming into force of the Business Corporations Act or, if the company was recognized under the Business Corporations Act, before that recognition, and was disclosed and approved under, or was not required to be disclosed under, the legislation that:

	a.	applied to the company on or after the date on which the situation arose; and

	b.	is comparable in scope and intent to the provisions of the Business Corporations Act;

2.	both the company and the other party to the contract or transaction are wholly-owned subsidiaries of the same corporation;

3.	the company is a wholly-owned subsidiary of the other party to the contract or transaction;

4.	the other party to the contract or transaction is a wholly-owned subsidiary of the company; or

5.	where the director or senior officer is the sole shareholder of the company or of a corporation of which the company is a wholly-owned subsidiary.

The Business Corporations Act further provides that a director of a company does not hold a disclosable interest in a contract or transaction merely because:

1.

the contract or transaction is an arrangement by way of security granted by the company for money loaned to, or obligations undertaken by, the director or senior officer, or a person in whom the director or senior officer has a material interest, for the benefit of the company or an affiliate of the company;

2.	the contract or transaction relates to an indemnity or insurance;

3.

the contract or transaction relates to the remuneration of the director or senior officer in that person's capacity as director, officer, employee or agent of the company or of an affiliate of the company;

4.

the contract or transaction relates to a loan to the company, and the director or senior officer, or a person in whom the director or senior officer has a material interest, is or is to be a guarantor of some or all of the loan; or

5.

the contract or transaction has been or will be made with or for the benefit of a corporation that is affiliated with the company and the director or senior officer is also a director or senior officer of that corporation or an affiliate of that corporation.

Under the Company's Articles, a director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which the Company has entered or proposes to enter:

1.	is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Act;

2.

is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution;

3.

and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act. No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason

Directors' power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body.

The compensation of the directors is decided by the directors unless the board of directors requests approval to the compensation from the shareholders by ordinary resolution. The Business Corporations Act provides that a director of a company does not hold a disclosable interest in a contract or transaction merely because the contract or transaction relates to the remuneration of the director or senior officer in that person's capacity as director, officer, employee or agent of the Company or of an affiliate of the Company.

Borrowing powers exercisable by the directors.

Under the Articles, the directors may, on behalf of the Company:

1.           Borrow money in such manner and amount, on such security, from such sources and upon such terms, and conditions as they consider appropriate;

2.           Issue bonds, debentures, and other debt obligations either outright or as a security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

3.           guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

4.           mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

Retirement and non-retirement of directors under an age limit requirement.

There are no such provisions applicable to the Company under its Memorandum or its Articles or the Business Corporations Act.

Number of shares required for a director's qualification.

Directors need not own any shares of the Company in order to qualify as directors.

3.           Rights, Preferences and Restrictions Attaching to Each Class of Shares

Classes of Shares

The Company has two classes of shares, namely common without par value and Class “A” Preferred Shares (the "Preferred Shares") with special rights and restrictions. The common shares and preferred shares are unlimited in number. Notice of Alteration of the Company’s Articles of Incorporation to cancel the existing special rights and restrictions attached to the Class “A” Preferred shares and to adopt a new special rights and restrictions attached to the Class “A” Preferred shares as approved at the Company’s Special Meeting of Shareholders on November 21, 2005. The Company’s Articles was altered to change all of the unissued Class “A” Preferred shares each with a par value of $5.00 into Class ”A” Preferred with no par value; to delete the existing Article 26 which sets out the special rights and restrictions attached to the Class “A” Preferred shares; and to add to the Articles of the Company, revised Article 26, which will govern the Class “A” Preferred shares and authorizes directors in the future to issue them in series and attach specific rights and restrictions to each such series within the requirements of Article 26.

Dividends

Dividends may be declared by the board out of available assets and are paid rateably to holders of common shares subject to the rights attached to the Preferred Shares. No dividend may be paid if the Company is, or would thereby become, insolvent.

Voting Rights

Subject to the special rights and restrictions of the Preferred Shares, as set out in Article 26, shares are entitled to one vote on matters to which shares ordinarily vote including the annual election of directors, appointment of auditors and approval of corporate changes. Directors automatically retire at each annual meeting, and may be elected thereat. There are no staggered directorships among the Company's directors. There are no cumulative voting rights applicable to the Company.

Rights to Profits and Liquidation Rights

The holders of Class “A” Preferred shares shall be entitled, on the liquidation or dissolution of the Company, whether voluntary or involuntary, or on any other distribution of its assets among its shareholders for the purpose of winding up its affairs, to receive, before any distribution is made to the holders of Common shares or any other shares of the Company ranking junior to the Class “A” Preferred shares with respect to repayment of capital on the liquidation or dissolution of the Company, whether voluntary or involuntary, or on any other distribution of its assets among its shareholders for the purpose of winding up its affairs, the amount paid up with respect to each Class “A” Preferred share held by them, together with any liquidation or other applicable premium (if any) thereon, all accrued and unpaid cumulative dividends (if any and if preferential) thereon, which for such purpose shall be calculated as if such dividends were accruing on a day-to-day basis up to the date of such distribution, and all declared and unpaid non-cumulative dividends (if any and if preferential) thereon. After payment to the holders of Class “A” Preferred shares of the amounts so payable to them, they shall not, as such, be entitled to share in any further distribution of the property or assets of the Company except as specifically provided in the special rights and restrictions attached to any particular series.

Redemption

Sinking Fund Provisions

The Company has no sinking fund provisions or similar obligations which require it to, restrict its assets except for as set out in Article 26 of the Articles.

Shares Fully Paid

All the Company shares must, by applicable law, be issued as fully paid for cash, property or services. They are therefore non-assessable and not subject to further calls for payment.

Pre-emptive Rights

There are no pre-emptive rights as a consequence of the Company's Articles or the BCA which provide a right to any person to participate in offerings of the Company's equity or other securities, except as noted below.

With respect to the rights, preferences and restrictions attaching to the Company's common shares, there are generally no significant differences between Canadian and United States law as the shareholders, or the applicable corporate statute, will determine the rights, preferences and restrictions attaching to each class of the Company's shares.

4.           Changes to Rights and Restrictions to Shares

The Business Corporations Act provides that a company may, by the type of shareholders' resolution specified by the articles, or, if the articles do not specify the type of resolution, by a special resolution:

i)

create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

ii)	vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

The Company's Articles provide that, subject to the Business Corporations Act, the Company may by ordinary resolution:

(a)	create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(b)

increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(c)	subdivide or consolidate all or any of its unissued, or fully paid, issued, shares;

(d)	if the Company is authorized to issue shares of a class of shares with par value:

(i)	decrease the par value of those shares; or

(ii)	if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(e)	change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(f)	alter the identifying name of any of its shares; or

(g)	otherwise alter its shares or authorized share structure when required or permitted to do so by the Act where it does not specify a special resolution.

An ordinary resolution is a resolution of shareholders that is approved by a majority of those votes cast at a properly constituted meeting of shareholders.

If special rights and restrictions are altered and any right or special right attached to issued shares is prejudiced or interfered with, then the consent of the holders of shares of that class by a special separate resolution will be required.

The Business Corporations Act also provides that a company may reduce its capital if it is authorized to do so by a court order, or, if the capital is reduced to an amount that is not less than the realizable value of the company's assets less its liabilities, by a special resolution or court order.

Generally, there are no significant differences between British Columbia and United States law with respect to changing the rights of shareholders as most state corporation statutes require shareholder approval (usually a majority) for any such changes that affect the rights of shareholders.

5.           Meetings of Shareholders

The Articles provide that the Company must hold its annual general meeting once in every calendar year (and being a date not more than 15 months from the last annual general meeting) at such time and place to be determined by the directors of the Company. Shareholders meetings are governed by the Articles of the Company but many important shareholder protections are also contained in the Securities Act (British Columbia) (the "Securities Act") and the British Columbia Corporations Act. The Articles provide that the Company will provide at least 21 days advance written notice if the Company is a public company, and 10 days otherwise, of any meeting of shareholders and will provide for certain procedural matters and rules of order with respect to conduct of the meeting. The directors may fix in advance a date, which is no fewer than 21 days if the company is a public company, and 10 days otherwise, prior to the date of the meeting for the purpose of determining shareholders entitled to receive notice of and to attend and vote at a general meeting.

The Securities Act and the British Columbia Corporations Act superimpose requirements provide that shareholders meetings generally require about a 60 day notice period from initial public notice and that The Company makes a thorough advanced search of intermediary and brokerage registered shareholdings to facilitate communication with beneficial shareholders so that meeting proxy and information materials can be sent via the brokerages to unregistered but beneficial shareholders. The form and content of information circulars and proxies and like matters are governed by the Securities Act and the British Columbia Corporations Act. This legislation specifies the disclosure requirements for the proxy materials and various corporate actions, background information on the nominees for election for director, executive compensation paid in the previous year and full details of any unusual matters or related party transactions. The

Company must hold an annual shareholders meeting open to all shareholders for personal attendance or by proxy at each shareholder's determination.

Most state corporation statutes require a public company to hold an annual meeting for the election of directors and for the consideration of other appropriate matters. The state statutes also include general provisions relating to shareholder voting and meetings. Apart from the timing of when an annual meeting must be held and the percentage of shareholders required to call an annual meeting or an extraordinary meeting, there are generally no material differences between Canadian and United States law respecting annual meetings and extraordinary meetings.

6.           Rights to Own Securities

There are no limitations under the Company's Articles or in the Business Corporations Act on the right of persons who are not citizens of Canada to hold or vote common shares.

7.           Restrictions on Changes in Control, Mergers, Acquisitions or Corporate Restructuring of the Company

The Company's Articles do not contain any provisions that would have the effect of delaying, deferring or preventing a change of control of the Company. The Company has not implemented any shareholders' rights or other "poison pill" protection against possible take-overs. The Company does not have any agreements which are triggered by a take-over or other change of control. There are no provisions in its Articles triggered by or affected by a change in outstanding shares which gives rise to a change in control. There are no provisions in the Company's material agreements giving special rights to any person on a change in control.

The Business Corporations Act does not contain any provisions that would have the effect of delaying, deferring or preventing a change of control of a company. Securities legislation and stock exchange policies applicable to the Company however do require shareholder's approval's for change of control transactions.

Generally, there are no significant differences between British Columbia and United States law in this regard, as many state corporation statutes also do not contain such provisions and only empower a company's board of directors to adopt such provisions.

8.           Ownership Threshold Requiring Public Disclosure

The Articles of the Company do not require disclosure of share ownership. Share ownership of director nominees must be reported annually in proxy materials sent to the Company's shareholders. There are no requirements under British Columbia corporate law to report ownership of shares of the Company but the Securities Act requires disclosure of trading by insiders (generally officers, directors and holders of 10% of voting shares) within 10 days of the trade. Controlling shareholders (generally those in excess of 20% of outstanding shares) must provide seven days advance notice of share sales. All insider trading reports filed by the Company's insiders pursuant to Canadian securities legislation are available on the internet at www.sedi.ca.

Most state corporation statutes do not contain provisions governing the threshold above which shareholder ownership must be disclosed. United States federal securities laws require a company that is subject to the reporting requirements of the Securities Exchange Act of 1934 to disclose, in its annual reports filed with the Securities and Exchange Commission those shareholders who own more than 5% of a corporation's issued and outstanding shares.

9.           Differences in Law between the US and British Columbia

Differences in the law between United States and British Columbia, where applicable, have been explained above within each category.

10.          Changes in the Capital of the Company

There are no conditions imposed by the Company's Notice of Articles or Articles which are more stringent than those required by the Business Corporations Act.

C. Material contracts

There have been no material contracts entered into, other than contracts entered into in the ordinary course of business, to which the Company or any member of the group is a party, for the two years immediately preceding publication of this document.

The following are the material contracts entered into during the period January 1, 2005 to date (included as exhibits):

  Executive Services Agreement with B. Richardson dated October 1, 2005;
  Heads of Agreement with Consensus Business Group and Joint Venture Proposal dated February 20, 2006
  Engineering, and Construction Management Agreements with Tecna S.A. dated July 7, 2006
  DT2 Engineering, Development Agreements with Tecna S.A. dated July 7, 2006
  Shareholder Agreement with Pendana and Dynamotive Biomass Resource Corporation dated September 22, 2006;
  Joint Venture Agreement with Pendana and Dynamotive Europe Limited dated September 22, 2006;
  Loan Agreement with Dynamotive Biomass Resource Corporation dated September 30, 2006
  Loan Agreement with Dynamotive Europe Limited dated September 30, 2006
  Consulting Agreement with D. Radlein dated December 8, 2006;
  Executive Services Agreement with A. Kuipers dated January 16, 2007;
  Umberlla Amending Agreement by and amongst Erie Flooring & Wood Products and West Lorne BioOil Co-generation LP and Dynamotive Energy Systems Corporation dated April 5, 2007

D. Exchange controls

The Company is a Province of British Columbia, Canada corporation. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements and British Columbia corporate laws which restrict the Company from paying dividends where the Company is or as a result of paying the dividend will become insolvent. Any remittances to United States residents are generally subject to withholding tax, however no such remittances are likely in the foreseeable future. See "Taxation" below.

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote its common shares, other than as provided in the Investment Canada Act (Canada) (the "Investment Act"). The following discussion summarizes the material features of the Investment Act for a non-resident who proposes to acquire a controlling number of the Company's common shares. It is general only, it is not a substitute for independent advice from an investor's own advisor, and it does not anticipate statutory or regulatory amendments. The Company does not believe the Investment Act will have any affect on it or on its non-Canadian shareholders due to a number of factors including the nature of its operations and the Company's relatively small capitalization.

The Investment Act generally prohibits implementation of a "reviewable" investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an

"entity") that is not a "Canadian" as defined in the Investment Act (ie. a "non-Canadian"), unless after review the Director of Investments appointed by the Minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the Company's common shares by a non-Canadian (other than a "WTO investor" as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Company was not controlled by a WTO investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act, was over CDN$5 million, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of the Company. An investment in the common shares by a WTO investor, or by a non-Canadian when the Company was controlled by a WTO investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, for 2007 is CDN$281 million. A non-Canadian would acquire control of the Company for the purposes of the Investment Act if the non-Canadian acquired a majority of the common shares. The acquisition of less than a majority but one-third or more of the common shares would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquiror through the ownership of the common shares.

The foregoing assumes the Company will not engage in the production of uranium or own an interest in a producing uranium property in Canada, or provide any financial service or transportation service or is a cultural business, as the rules under the Investment Act governing those businesses are different.

Certain transactions relating to the common shares of the Company would be exempt from the

Investment Act, including:

(a)	an acquisition of the common shares by a person in the ordinary course of that person's business as a trader or dealer in securities,

(b)

an acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act, and

(c)

an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of the common shares, remained unchanged.

E. Taxation

ALL PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES.

Material Canadian Federal Income Tax Consequences for United States Residents

The following summarizes the material Canadian federal income tax consequences generally applicable to the holding and disposition of Common Shares by a holder who, (a) for the purposes of the Income Tax Act (Canada) (the "Tax Act"), is not resident in Canada, deals at arm's length with Dynamotive, holds the Common Shares as capital property and does not use or hold the Common Shares in the course of carrying on, or otherwise in connection with, a business in

Canada, and (b) for the purposes of the Canada-United States Income Tax Convention, 1980 (the "Treaty"), is a resident solely of the United States, has never been a resident of Canada, has not held or used (and does not hold or use) Common Shares in connection with a permanent establishment or fixed base in Canada, and is entitled to the benefits of the Treaty. A holder meeting all of the foregoing requirements is referred to in this summary as a “U.S. Holder”, and this summary only addresses such U.S. Holders. This summary does not apply to traders or dealers in securities, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or any other U.S. Holder to which special considerations apply.

This summary is based on the current provisions of the Tax Act including all regulations thereunder, the Treaty, all proposed amendments to the Tax Act and the regulations publicly announced by the Minister of Finance to the date hereof, and the current administrative practice of the Canada Revenue Agency. It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law, judicial interpretation or administrative practice, although no assurances can be given in these respects. The summary does not take into account Canadian provincial, U.S. federal (which follows further below under the heading “Material United States Tax Consequences”), state or other foreign income tax law or practice. The tax consequences to any particular U.S. Holder will vary according to the status of that holder as an individual, trust, corporation, partnership or other entity, the jurisdictions in which that U.S. Holder is subject to taxation, and generally according to that holder's particular circumstances. Accordingly, this summary is not, and is not to be construed as, Canadian tax advice to any particular U.S. Holder. All holders or prospective holders should consult with their own tax and legal advisors regarding their particular circumstances. The discussion below is qualified accordingly.

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

Passive Foreign Investment Company

United States income tax law contains rules governing "passive foreign investment companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. Dynamotive appears to have been a PFIC for the fiscal year ended December 31, 2003, and at least certain prior fiscal years. In addition, Dynamotive expects to qualify as a PFIC for the fiscal year ending December 31, 2006 and may also qualify as a PFIC in future fiscal years. Each U.S. Holder of Dynamotive is urged to consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder's tax situation.

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

F. Dividends and paying agents

Not applicable.

G. Statements by experts

Not applicable.

H. Documents on display

Documents and exhibits referred to in this document may be inspected at the offices of the Securities and Exchange Commission or obtained from the Company by telephoning (604)267-6013 or in writing at Suite 230 – 1700 West 75th Avenue, Vancouver, BC, V6P 6G2.

I. Subsidiary Information

The Company operates the Erie Plant through a principal subsidiary which is a Canadian registered limited partnership (“LP”). The Company holds all the equity and controls all aspects of the LP. A copy of the LP agreement is part of the Consortium master Agreement filed as Exhibit 4.6.

The Company’s other subsidiaries were not active in 2006 and are not material to Company at this time.

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

The Company can be adversely affected when the Canadian currency appreciates. Management has the ability, to some extent, to time the exchange and enter into forward exchange contracts in an attempt to mitigate such risk. The Company has not entered into any forward exchange contracts during the reporting period. The Company’s financial statements are reported in U.S. currency. The extent of the Company’s exposure depends on the degree of fluctuation in foreign currencies. Due to the nature of foreign currency exchange, the exact exposure is difficult to estimate.

The Company’s sales, corresponding receivables and the majority of its expenses are in Canadian and U.S. dollars. The Company holds cash in U.S., Canadian and U.K. funds, and exchanges from U.S. currency to Canadian and U.K. currency as necessary. Through operations in Canada and the U.S., the Company incurs research and development and administrative expenses in Canadian dollars and U.S. dollars and potentially other foreign currencies. The Company is exposed, in the normal course of business, to foreign currency risks on any non-Canadian dollar expenditures. The Company has evaluated its exposure to these risks and has determined that the only significant foreign currency exposure at this time is to the U.S. dollar, through receipt of proceeds of U.S. dollar denominated share offerings. At this time, the Company does not believe the exposure to other currency fluctuations is material.

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

Item 14. Material Modifications To The Right Of Security Holders and Use Of Proceeds

Not applicable.

Item 15T. Controls and Procedures

A. Disclosure Controls and Procedures

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the "Exchange Act"), the Company carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2006. This evaluation was carried out under the supervision and with the participation of the Company's Chief Executive Officer, Robert Andrew Kingston, and the Company's Chief Financial Officer, Brian Richardson. Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the rules and forms of the Securities and Exchange Commission (the “SEC”). There have been no changes in the Company's internal controls, or in other factors that significantly affected or could significantly affect internal controls, subsequent to the date the Company carried out the evaluation.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in the Company's reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the Company's reports filed under the Exchange Act is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

B. Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes policies and procedures pertaining to maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of the Company are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2006.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this Annual Report (Form 20-F).

C. Changes in Internal Control Over Financial Reporting

There have occurred no changes in our internal control over financial reporting (as defined in Rule 13a-15 or 15d-15 under the Exchange Act) during the period covered by this Annual Report (Form 20-F) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

The information furnished pursuant to Item 15T of this Annual Report (Form 20-F) shall not be deemed “filed” for purposes of the Securities Exchange Act of 1934, as amended, nor shall it be incorporated by reference into any of the Company’s filings under the Securities Act of 1933, as amended, unless otherwise expressly stated in such filing.

Item 16. [Reserved]

ITEM 16A. Audit committee financial expert

Our board of directors has determined that Mr. Shing-Cheng Hong is an independent member of the board and is the committee financial expert on our audit committee. For details on his professional career see “Item 6. Directors, Senior Management and Employees”.

ITEM 16B Code of Ethics

The Company has adopted a code of ethics which requires all employees to acknowledge a responsibility for honest, fair and respectful dealings between the Company and its employees, customers and suppliers. The Code requires observance of high standards of respect for the laws applicable to the Company's business activities and precludes offering or accepting any benefit from a customer or supplier which could be construed as an improper inducement to do business. The Company's insiders acknowledge their responsibility for careful compliance with corporate disclosure and securities trading laws. The Code is available for review on the Company's website at www.dynamotive.com.

ITEM 16C Principal accountant fees and services

A summary of accountant fees and services are provided in a table below:

	Total Fees
	2006	2005
Audit Fees (1)	186,245	125,347
Audit-Related Fees (2)	—	—
Tax Fees (3)	9,878	—
All Other Fees (4)	—	—
Total	196,123	125,347

(1) “Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.
(2) “Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.
(3) “Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.
(4) “All Other Fees” include all other non-audit services.

ITEM 16D Exemptions from the Listing Standards for Audit Committees

Not Applicable

ITEM 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable

PART III

Item 17. Financial Statements

Financial Statements required under this item are filed herewith and attached to this Form 20-F and form part of this Annual Report.

Consolidated Financial Statements (in U.S. dollars)

Dynamotive Energy Systems Corporation

December 31, 2006 and 2005

BDO Dunwoody LLP Chartered Accountants	600 Cathedral Place 925 West Georgia Street Vancouver, BC, Canada V6C 3L2 Telephone: (604) 688-5421 Telefax: (604) 688-5132 E-mail: vancouver@bdo.ca www.bdo.ca

AUDITORS’ REPORT

To the Shareholders of

Dynamotive Energy Systems Corporation

We have audited the consolidated balance sheets of Dynamotive Energy Systems Corporation as at December 31, 2006 and 2005 and the consolidated statements of loss, deficit and cash flows for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada
April 17, 2007

BDO Dunwoody LLP Chartered Accountants	600 Cathedral Place 925 West Georgia Street Vancouver, BC, Canada V6C 3L2 Telephone: (604) 688-5421 Telefax: (604) 688-5132 E-mail: vancouver@bdo.ca www.bdo.ca

Comments by Auditors for U.S. Readers

on Canada-United States Reporting Difference

The reporting standards of the Public Company Accounting Oversight Board (United States) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Public Company Accounting Oversight Board (United States) reporting standards also require the addition of an explanatory paragraph when changes in an accounting policy, such as those described in notes 3 and 23, have a material effect on the consolidated financial statements. Although we conducted our audit in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated April 17, 2007 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.

/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada
April 17, 2007

Dynamotive Energy Systems Corporation
Incorporated under the laws of British Columbia, Canada

CONSOLIDATED BALANCE SHEETS
As at December 31 (in U.S. dollars)

	2006	2005
	$	$

ASSETS
Current
Cash and cash equivalents [note 2]	9,346,534	1,428,468
Restricted cash [note 12]	—	172,813
Receivables [note 4]	474,903	40,326
Government grants receivable [note 20]	1,087,910	627,582
Prepaid expenses and deposits	467,413	235,127
Total current assets	11,376,760	2,504,316
Property, plant and equipment [note 6]	26,362,390	14,199,148
Patents [note 7]	253,912	259,109
Other assets	100,637	—
	38,093,699	16,962,573

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities [note 11]	6,438,287	7,314,856
Convertible debenture [note 12]	—	546,461
Total current liabilities	6,438,287	7,861,317
Long-term debt [note 13]	—	808,848
Deferred revenue [notes 5, 10, and 14]	520,000	—
Total liabilities	6,958,287	8,670,165
Commitments and contingencies [notes 1, 16, and 20]
Non-controlling interest [note 8]	1,354,923	—
Shareholders’ Equity
Share capital [note 15(b)]	85,127,873	51,849,476
Shares to be issued [note 15(c)]	1,741,339	2,677,832
Contributed surplus [note 15(h)]	16,800,527	13,047,158
Cumulative translation adjustment	(789,471)	(434,661)
Deficit	(73,099,779)	(58,847,397)
Total shareholders’ equity	29,780,489	8,292,408
	38,093,699	16,962,573

See accompanying notes

On behalf of the Board:

“Richard Lin”	“Andrew Kingston”
Director	Director

Dynamotive Energy Systems Corporation
Incorporated under the laws of British Columbia, Canada

CONSOLIDATED STATEMENTS OF LOSS
For the Year Ended December 31 (in U.S. dollars)

	2006	2005	2004
	$	$	$

EXPENSES
Marketing and business development	1,768,063	1,199,959	466,435
Research and development [notes 15(i), 20 and 21]	4,247,784	2,804,432	2,905,830
General and administrative [note 15(i)]	7,763,275	6,257,086	6,316,110
Amortization and depreciation	124,067	148,556	130,912
Interest expense [note 15(i)]	505,340	1,445,918	151,758
Foreign exchange gain	(88,888)	(33,677)	(53,156)
	14,319,641	11,822,274	(9,917,889)
Loss from operations	(14,319,641)	(11,822,274)	(9,917,889)

OTHER INCOME AND EXPENSES
Interest and other income	493,610	5,614	8,766
Gain/(loss) on asset disposals	—	19,773	(7,092)
Loss on settlement of accounts payable [note 15(i)]	(98,189)	—	—
Loss on sale of interest in subsidiary [note 9]	(420,400)	—	—
Loss on write-down of long-term assets [note 6]	—	(200,457)	—
	(24,979)	(175,070)	1,674
Loss before non-controlling interest	(14,344,620)	(11,997,344)	(9,916,215)

Non-controlling interest	92,238	—	—
Net loss for the year	(14,252,382)	(11,997,344)	(9,916,215)

Weighted average number of common
shares outstanding [note 15[j]]	153,685,553	108,009,185	80,979,299

Basic and diluted loss per common share	(0.09)	(0.11)	(0.12)

See accompanying notes

Dynamotive Energy Systems Corporation
Incorporated under the laws of British Columbia, Canada

CONSOLIDATED STATEMENTS OF DEFICIT
As at December 31 (in U.S. dollars)

	2006	2005	2004
	$	$	$
Deficit, beginning of year	(58,847,397)	(46,850,053)	(36,136,236)
Effect of change in accounting policy [note 3]	—	—	(797,602)
Deficit, beginning of year restated	(58,847,397)	(46,850,053)	(36,933,838)
Loss for the year	(14,252,382)	(11,997,344)	(9,916,215)
Deficit, end of year	(73,099,779)	(58,847,397)	(46,850,053)

See accompanying notes

Dynamotive Energy Systems Corporation
Incorporated under the laws of British Columbia, Canada

CONSOLIDATED STATEMENTS OF CASH FLOWS
As at December 31 (in U.S. dollars)

	2006	2005	2004
	$	$	$

OPERATING ACTIVITIES
Net loss for the year	(14,252,382)	(11,997,344)	(9,916,215)
Add items not involving cash:
Amortization and depreciation	124,067	148,556	130,912
Accretion expense	208,022	1,068,192	—
Non-controlling interest	(92,238)	—	—
Interest expense non-cash	14,408	67,970	97,200
(Gain) Loss on asset disposals	—	(19,773)	7,092
Loss on write-down of long-term assets	—	200,457	—
Loss on settlement of accounts payable	98,189	—	—
Loss on sale of interest in subsidiary	420,400	—	—
Stock based compensation [note 15(i)]	4,337,590	3,697,057	4,730,604
Foreign exchange gain and other items	(88,888)	(33,677)	(20,484)
Net change in non-cash working capital balances
related to operations [note 19]	(171,912)	133,833	2,087,156
Cash used in operating activities	(9,402,744)	(6,734,729)	(2,883,735)

FINANCING ACTIVITIES
Contribution received from joint venture [note 8]	1,500,000	—	—
Proceeds from convertible debenture	—	1,825,000	830,013
Proceeds from long-term debt	—	—	816,727
Proceeds from short term loan	—	—	42,331
Decrease in long-term debt	(899,184)	—	—
Repayment of short term loan	—	(42,331)	—
(Increase) decrease in government grant
receivables	(473,451)	(368,712)	509,879
Share capital issued	27,495,575	6,398,254	4,857,699
Shares to be issued	18,091	1,957,000	1,636,408
Cash provided by financing activities	27,641,031	9,769,211	8,693,057

INVESTING ACTIVITIES
Increase in patent costs	(21,016)	(22,181)	(19,989)
Purchase of property, plant and equipment (net of
government grants received)	(10,496,423)	(1,580,195)	(5,804,656)
Decrease (increase) in restricted cash	177,596	(172,813)	—
Cash used in investing activities	(10,339,843)	(1,775,189)	(5,824,645)

Increase (decrease) in cash and cash
equivalents	7,898,444	1,259,293	(15,323)
Effects of foreign exchange rate changes on cash	19,622	32,204	(131,220)
Increase (decrease) in cash and cash
equivalents during year	7,918,066	1,291,497	(146,543)
Cash and cash equivalents, beginning of year	1,428,468	136,971	283,514
Cash and cash equivalents, end of year	9,346,534	1,428,468	136,971

Supplemental cash flow information [notes 15(i) and 19]

See accompanying notes

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2006	(expressed in U.S. dollars)

1. NATURE OF BUSINESS AND FUTURE OPERATIONS

Dynamotive Energy Systems Corporation (“the Company” or “Dynamotive”) was incorporated on April 11, 1991 under the laws of the Province of British Columbia. Dynamotive is focused on the development of innovative energy solutions based on its patented fast pyrolysis system. The Company’s focus is to commercialize its patented BioOil production technology and establish this technology for production of BioOil clean fuels.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presumes the Company will be able to realize its assets and discharge its liabilities and commitments in the normal course of operations for the foreseeable future. As at December 31, 2006, the Company has working capital of $4,938,473 (2005 - working capital deficiency of $5,357,001), and has incurred a loss of $14,252,382 (2005 - $11,997,344; 2004 - $9,916,215) for the year ended December 31, 2006.

The ability of the Company to continue as a going concern is in substantial doubt and is dependent on achieving profitable operations, commercializing its BioOil production technology and obtaining the necessary financing in order to develop this technology. The outcome of these matters cannot be predicted at this time. The Company’s future operations are dependent on the market’s acceptance of its products in order to ultimately generate future profitable operations, and the Company’s ability to secure sufficient financing to fund future operations. There can be no assurance that the Company’s products will be able to secure market acceptance. Management plans to raise additional equity financing to enable the Company to complete its development plans. These financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Management is of the opinion that expected future financing along with expected sales will provide sufficient working capital to meet the Company’s liabilities and commitments as they become due.

2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles.

The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements:

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries Dynamotive Canada Inc., federally incorporated under the laws of Canada; Dynamotive Corporation, incorporated under the laws of Rhode Island, U.S.A.; Dynamotive USA Inc. incorporated under the laws of Delaware, U.S.A.; Dynamotive Latinoamericana S.A., incorporated under the laws of Buenos Aires, Argentina; First Resources Corporation, incorporated under the laws of British Columbia.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2006	(expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

In September 2006, the Company entered into an agreement to sell-off a 20% interest of its then wholly owned subsidiary Dynamotive Europe Limited (“DEL”) (note 9). The Company maintains the remaining 80% ownership interest in DEL. The Company continues to fully consolidate DEL for each of the years presented.

Effective January 1, 2005, the Company adopted CICA Accounting Guideline 15, Consolidation of Variable Interest Entities (“AcG-15). The guidance establishes when a company should consolidate a variable interest entity in its financial statements. AcG-15 provides the definition of variable interest entity and requires a variable interest entity to be consolidated if a company is at risk of absorbing the majority of the variable interest entity’s expected losses, is entitled to receive a majority of the variable interest entity’s residual returns, or both. As a result, the Company has applied the guidance of AcG-15, and has consolidated the accounts of its joint venture Dynamotive Biomass Resource Corporation (“DBRC”), in which the Company has a 51% ownership interest (note 8). In addition, the Company owns 99.98% of the West Lorne BioOil Co-Generation LP formed under the laws of Ontario and has accounted for its proportionate share of the partnership.

All inter-company balances and transactions have been eliminated on consolidation.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Foreign currency translation

The accounts of the Company and its consolidated subsidiaries are measured using the Canadian dollar as the functional currency. Monetary items denominated in foreign currencies are translated into Canadian dollars using exchange rates in effect at the balance sheet date and non-monetary items are translated using historical exchange rates. Exchange gains or losses arising on the transaction or settlement of foreign currency denominated monetary items are included in the determination of net loss.

The Company uses the U.S. dollar as the reporting currency for its consolidated financial statements. Assets and liabilities are translated into U.S. dollars using current exchange rates in effect at the balance sheet date and revenue and expense accounts are translated using the average exchange rate during the period. Gains and losses resulting from this translation are recorded in shareholders’ equity as an adjustment to the cumulative translation adjustment account.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2006	(expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Revenue recognition

[a] Product Sales

The Company recognizes revenue from the sale of products, including BioOil, char, and other byproducts, upon shipment of the product when the risk and reward of ownership has been transferred to the customer, provided that the amount is fixed or determinable and collection is reasonably assured.

[b] Licenses and royalties

Revenue from license agreements may include multiple elements within a single contract. Payments received under license agreements may include the following: non-refundable fees at inception of the contract, fees for services to be performed, milestone payments for specific achievements, and royalty payments based upon resulting sales of products. Agreements with multiple elements are separated into significant discrete units of accounting based on the relative fair value of each element. Revenue recognized for each element when all significant acts have been completed and delivery has occurred with no substantial risk of return and collectibility is reasonably assured. When the fair value cannot be determined, revenue is deferred until objective evidence exists or recognized as the final elements are delivered.

Deferred revenue is comprised of amounts received prior to the satisfaction of the revenue recognition criteria described above and includes non-refundable amounts related to sales of master license and plant license agreements. Master license agreements grant the licensee the exclusive right and license to use and commercially exploit the Company’s BioOil technology including the rights to manufacture, market, distribute, and sub-license the technology for the production of BioOil within a specific territory. Plant license agreements grant a licensee the right to use and commercially exploit the Company’s BioOil technology for the development of one or more pyrolysis plant facilities.

Government assistance and investment tax credits

Government assistance towards current expenses is included in the determination of income for the period as a reduction of the expenses to which it relates. Amounts received for future expenditures are recorded as a current liability. Government assistance towards the acquisition and construction of property, plant and equipment is deducted from the cost of the related property, plant and equipment. Government grants receivable are recorded when the Company has incurred the qualifying expenditure and there is reasonable assurance the receipts will be recovered.

Repayment of contribution is contingent solely upon the Company’s ability to generate revenue from the sale of specified products or technology. Accordingly, liability of repayment will only be accrued when sales of the products or technology have been generated.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2006	(expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Investment tax credits are accounted for under the cost reduction method whereby they are netted against the expense or capital asset to which they relate. Investment tax credits are recorded when the Company has incurred the qualifying expenditures and there is reasonable assurance the tax credits will be realized. As at December 31, 2006 and 2005, no investment tax credits have been recognized.

Research and development costs

Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless the Company believes the development project meets Canadian generally accepted accounting criteria for deferral and amortization. In evaluating these criteria the Company considers technological feasibility to be established only when a product demonstrates it operates under conditions which are acceptable to target customers. If management determines that the development of products to which such costs have been capitalized is not reasonably certain, or that costs exceed recoverable value, such costs are charged to operations. The Company has not capitalized any development costs for any of the year ends presented.

During the year ended December 31, 2006, the Company netted $154,560 (2005 - $nil; 2004 - $nil) of product sales against research and development expenses, which are considered incidental sales of BioOil until such time as the Company’s plant has reached commercial production levels.

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

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2006	(expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Property, plant and equipment

Property, plant and equipment are recorded at cost, net of government assistance, and amortized using the following methods and annual rates:

Furniture and fixtures	20% declining balance
Computer equipment	30% declining balance
Computer software	100% declining balance
Equipment	20% declining balance
Leasehold improvements	Straight line over the term of the lease (which approximates its estimated life)

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

Projects under development

The Company expenses all preliminary stage costs incurred with respect to a potential capital project, including costs related to the consideration of alternatives, feasibility studies, and activities occurring prior to the decision to proceed with the project until the capital project meets the Company’s capitalization policy and is considered a project under development. The Company begins to capitalize costs for projects under development when it has determined that it is more likely than not that the financing for the capital project is available and it is more likely than not that the Company will be able to meet the requisite local and other governmental regulations to develop the capital project.

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

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2006	(expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Income taxes

The Company accounts for income taxes using the asset and liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the periods in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period that includes the substantial enactment date. Future income tax assets are recorded in the consolidated financial statements if realization is considered more likely than not. A valuation allowance is recorded to reduce future income tax assets recognized by the amount of any future income tax benefits that, based on available evidence, are not expected to be realized.

Stock based compensation

The Company has two stock based compensation plans - a stock appreciation rights (“SA Rights”) plan and a stock option plan for directors and employees, which are described in note 15. Under the terms of the stock option plan the Company may grant fixed options or options whose vesting is contingent on future performance. Compensation is recognized under the fair value based method when fixed or performance based stock options are granted to employees and directors. Compensation is recognized using the fair value based method for SA Rights when the performance criteria have been met and amortized over the service period.

The Company may also issue stock options and warrants to employees or as consideration for services rendered by non-employees. As a result of the change in accounting policy (note 3), such equity awards are recorded at their fair value using the Black Scholes option pricing model, as compensation expense or capitalized to long-term assets under construction when the Company receives the related services and the equity awards vest. No compensation is recognized in connection with options and warrants awarded in connection with private placements, since the share issue costs are netted against the proceeds raised. All unvested or modified options for non-employees are re-measured on each balance sheet date until such options vest, are exercised or forfeited.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2006	(expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Loss per common share

Basic loss per common share is based on the weighted average number of shares outstanding for the period excluding contingently issuable shares and excluding escrowed shares. For the years ended December 31, 2006, potentially dilutive common shares (relating to shares to be issued, options and warrants outstanding, and convertible instrument agreements outstanding at year end) totaling 45,003,779 (2005 – 55,107,401, 2004 – 39,342,607) were not included in the computation of loss per share because their effect was anti-dilutive.

Financial instruments

The fair values of the financial instruments approximate their carrying value due to their short term or demand nature. In 2005, the fair values of the convertible debenture and long-term debt were calculated using discounted cash flow analysis and approximated their carrying value as the effective interest rates implicit in these financial instruments were similar to current market rates.

Management has assessed that it is not practical to determine the fair value of the long-term investment, which represents 2,658,994 common shares of Renewable Energy Corp., a company incorporated in Australia, as these shares are not traded in an organized financial market.

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

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and balances invested in short-term money market deposits with an original maturity less than 90 days from the date of purchase. For the year ended December 31, 2006, the weighted average interest rate earned on cash equivalent balances was 4.77% (2005 – 3.51%) . As at December 31, 2006, the Company had $409,810 (2005 - $328,468) in cash, which includes $203,400 in Canadian currency (converted to US dollars based on the year end foreign exchange rate), $6,650,000 (2005 - $1,100,000) in short-term US dollar money market deposits and $2,286,724 (2005 – nil) in Canadian dollar (converted to US dollars based on the year end foreign exchange rate) T-bill mutual funds.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2006	(expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Asset retirement obligations

The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurred a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets and when a reasonable estimate of the fair value can be made. The obligation is measured initially at fair value using present value methodology, and the resulting costs capitalized into the carrying amount of the related asset. In subsequent periods, the liability will be adjusted for any changes in the amount or timing of the underlying future cash flows. Capitalized asset retirement costs will be depreciated on the same basis as the related asset and the discount accretion of the liability is included in determining the results of operations. As at December 31, 2006 and 2005, the Company estimated the fair value of the asset retirement obligations was $nil and consequently, no liability was accrued.

Long-term investment

The Company’s long-term investment is accounted for on a cost basis. The investment is written-down to its estimated net realizable value when there is evidence of a decline in value below carried cost that is other than temporary.

3. CHANGE IN ACCOUNTING POLICY

Stock based compensation

Effective January 1, 2004, the Company adopted, on a retroactive basis without restatement, the recommendations of revised CICA Handbook Section 3870 (“CICA 3870”), “Stock-based compensation and other stock-based payments”, which now requires companies to adopt the fair value based method for all stock-based awards granted on or after January 1, 2002. Previously, companies were only required to disclose the pro-forma effect of stock options issued to employees and directors in the notes to the financial statements. The effect of this change in accounting policy was to increase the deficit at January 1, 2004 by $797,602 with a corresponding increase to contributed surplus.

4. RECEIVABLES

	2006	2005
	$	$

Receivables from sales of BioOil	96,337	1,955
Government taxes recoverable	318,416	19,144
Sundry receivables	60,150	19,227
	474,903	40,326

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2006	(expressed in U.S. dollars)

5. Long-term advance

On April 7, 2006, the Company loaned $250,000 to Rika Ukraina Ltd to fund its wholly owned subsidiary’s (Rika Biofuels Ltd.) biomass development activities. The loan is unsecured and bears interest at 6% per annum and the principal and interest was originally due no later than July 15, 2006. The repayment was extended to March 15, 2007 and subsequently extended again to May 17, 2007. On December 18, 2006, an additional $80,000 loan with the same terms was advanced to Rika Ukraina Ltd. from DBRC. Under the terms of the agreement, the Company has the option to convert the principal and any accrued interest into a 50% ownership interest in Rika Biofuels Ltd. at any time the loan is outstanding. For the year ended December 31, 2006, the entire long-term advance of $330,000 has been offset against amounts received from Rika Ltd. and recorded as deferred revenue (note 14).

6. PROPERTY, PLANT AND EQUIPMENT

	2006		2005
		Accumulated		Accumulated
	Cost	Amortization	Cost	Amortization
	$	$	$	$

Furniture and fixtures	155,358	129,257	148,243	123,669
Computer equipment and software	552,498	426,057	461,123	366,765
Equipment	119,786	28,511	24,499	15,858
Projects under development:
West Lorne	13,271,968	—	12,832,393	—
Construction advances – 200 tpd plant	12,765,393	—	1,196,885	—
Leasehold improvements	214,503	133,291	158,200	115,903
	27,079,506	717,116	14,821,343	622,195
Net book value	26,362,390		14,199,148

The Company has constructed a 100 tonne per day BioOil co-generation project at the site of Erie Flooring in West Lorne, Ontario. At December 31, 2006, the Company has also recorded $12,765,393 [2005 - $1,196,885] as plant and equipment representing initial payments on a 200 tonne per day (“tpd”) plant at Guelph, Ontario. All of the construction payments were paid in cash or shares.

During 2006, government grants of $1,331,964 [2005 - $873,583] have been applied to reduce the cost of property, plant and equipment under construction.

In 2005, the Company recorded write-downs of certain property, plant and equipment totaling $190,146, pertaining to certain BioOil Power Generation testing equipment. The Company determined that the net recoverable amount of certain test equipment was below its carrying value.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2006	(expressed in U.S. dollars)

7. PATENTS

	2006		2005
		Accumulated		Accumulated
	Cost	Amortization	Cost	Amortization
	$	$	$	$

Patents	410,530	156,618	390,220	131,111
Net book value	253,912		259,109

Patents are recorded at cost, including related legal costs, and are amortized on a straight-line basis over the lesser of the estimated useful life of the related technology and the life of the patent. The annual amortization expense of these patents for the next five years is estimated to be approximately $25,000 per annum.

In 2005, the Company recorded write-downs of certain patents the Company is no longer pursuing totaling $10,311. The Company determined that the net recoverable amount of these patents was below their carrying values.

8. BIOMASS JOINT VENTURE

In September 2006, the Company and Pedana Limited BVI (“Pendana”) entered into joint venture agreement to establish DBRC (a company incorporated federally in Canada) with the purpose of securing biomass and to source project development opportunities and additional biofuel and green credit pipeline opportunities. The agreement expires on December 31, 2016.

Pursuant to terms of the agreement, the Company earned a 51% interest in DBRC by contributing cash of $500,000 and granting DBRC certain rights associated with specific biomass development opportunities in Canada, South America, and Europe. In return for a 49% ownership in DBRC, Pendana’s contribution amounted to cash payments of $2,000,000 ($1.5 million was received in DBRC as at December 31, 2006 and $500,000 received subsequent to year end). In addition to the above, the Company has agreed to lend DBRC up to $1 million, with terms to be entered into at a later date. Pendana has also further agreed to provide a $20 million revolving line of credit to DBRC. Any sums advanced under this credit facility shall at Pendana’s sole discretion, be repayable on demand and shall bear interest at 4% above the rate of the Royal Bank of Scotland. Pendana shall be entitled to security in the projects or assets funded under this clause of the credit facility. As at December 31, 2006, no funds have been advanced by Pendana under this credit facility.

Management has determined that DBRC meets the criteria of a variable interest entity (“VIE”) under AcG-15 and accordingly has consolidated the accounts of DBRC into these financial statements. The non-controlling interest represents Pendana’s share of the carrying value of DBRC as a result of Pendana’s 49% interest.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2006	(expressed in U.S. dollars)

9. DYNAMOTIVE EUROPE LIMITED

In September 2006, the Company and Pendana Limited BVI (“Pendana”) entered into an agreement in connection with the Company’s then wholly-owned subsidiary DEL. The agreement was made in an effort to establish DEL as a permanent presence in Europe to develop European projects. Under the terms of the agreement, Pendana completed a private placement with the Company, whereby the Company issued 2,332,361 common shares and 583,090 share purchase warrants for gross cash proceeds of $2,000,000. The warrants are exercisable at $1.26 and expire on August 2, 2008. In addition, the Company issued a total of 3,000,000 warrants, with an exercise price of $1.2375, to Pendana, 1,000,000 of these warrants expire on April 24, 2007 and the remaining 2,000,000 warrants expire on February 28, 2007. The additional warrants were valued using the Black-Scholes option pricing model using the following assumptions: risk free interest rate of 4.17%; dividend yield of 0%, volatility factors of 35.23%; and an expected life of 0.5 years. Pendana also received a 20% interest in DEL, with Dynamotive maintaining the remaining 80% interest. The Company further agreed to loan DEL $2,000,000 on commercial terms.

Pursuant to the terms of the agreement, 20% of the net cash generated by DEL will be distributed to Pendana’s agent and 80% to the Company in settlement of the intercompany debt. In the event DEL wishes to seek further debt or equity funding to finance specific projects at any time following the date of the agreement, Pendana shall have the right of first refusal.

At the date of acquisition, DEL was substantially inactive and no non-controlling interest was recorded as a result of this transaction, as the net asset value at that date was in a deficit position and DEL has not yet obtained profitable operations. As a result of the sale of this 20% interest in DEL, the Company has recorded a loss of $420,400 in its operations for the year ended December 31, 2006. The Company continues to consolidate the accounts of DEL as the Company maintains its remaining 80% ownership interest.

10. LONG TERM INVESTMENT

As at December 31, 2006, Dynamotive holds 2,658,994 (2005 – Nil) common shares of Renewable Energy Corp (“ROC”) incorporated in Victoria, Australia, a subsidiary of Enecon Pyrolysis Pty Limited. It represents a 6.6% interest in the entity. For the year ended December 31, 2006, the entire long-term investment of $100,000 has been offset against amounts received from ROC and recorded as deferred revenue (note 14).

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2006	(expressed in U.S. dollars)

11. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2006	2005
	$	$

Trade accounts payable	3,141,341	5,499,062
Accrued compensation	239,287	41,692
Accrued liabilities	2,665,838	1,429,942
Bank of Scotland guarantee(i)	391,821	344,160
	6,438,287	7,314,856

(i)

In 2001, Border Biofuels Ltd. (“BBL”, a company in liquidation which was 75% owned by the Company) entered into a credit facility with the Bank of Scotland for a maximum of $391,821 (2005 - $344,100) (£200,000). The credit facility is denominated in British Pounds Sterling and is guaranteed by the Company. During 2002, BBL became insolvent. If the Bank is unable to realize on its collateral with BBL, it has the right to seek settlement from the Company for payment. Although there is currently no indication that the Bank will pursue the Company, the Company in 2002 recognized the full amount of the guarantee as a current liability. BBL remains in liquidation at December 31, 2006, there has been no change in status regarding the settlement of the credit facility.

12. CONVERTIBLE DEBENTURES

(a)

In 2005, the Company issued $1,825,000 of convertible debentures including $175,000 of debentures issued to officers and directors (or companies controlled by officers and directors) of the Company. These debentures were due between June and September 2006, had an interest rate of 10% payable in shares and were convertible into Company common shares at rates between $0.40 and $0.425 per share. These debentures were collateralized by certain government grant receivables and guaranteed by the Company. In September and December 2005, $1,150,000 of debentures were converted into 2,727,941 common shares and 681,985 Series U warrants. In addition, 101,071 shares and 25,267 Series U warrants were issued in 2005 as an interest payment on the debenture. During the first six months of 2006, the remaining $675,000 of the debentures were converted into 1,613,969 common shares and 484,787 Series U warrants. In addition, 109,370 shares and 29,493 Series U warrants were issued in 2006 as an interest payment on the debenture. As at December 31, 2006, no debentures were outstanding.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2006	(expressed in U.S. dollars)

12. CONVERTIBLE DEBENTURES (cont’d)

The original proceeds of the debenture were allocated to the debenture and the conversion feature at December 31, 2005 based on their relative fair values. Accordingly, $1,173,409 was originally allocated to the debenture and $651,591 was allocated to the conversion feature. The carrying value of the debt was being accreted up to its face value over the term to maturity. The accretion of the debt discount began in June 2005 and $96,695 was accreted during the period to December 31, 2005. The amount of $426,357 was expensed in 2005 due to the conversion of the debentures. During the first six months of 2006, $20,645 of the debt discount was accreted and $107,894 was expensed due to conversion of the remaining debentures.

As at December 31, 2005, restricted cash of $172,813 was held by the Company’s lawyer as collateral for short-term convertible debentures. In January 2006, debenture holders converted the same amount into Company’s common shares and these funds became non-restricted.

(b)

In December 2004 the Company entered into an agreement with an Ontario corporation (the “Vendor”) to pay for equipment and services in exchange for an $830,013 (C$1,000,000) convertible debenture (the “Agreement”). The debenture was convertible into common shares of the Company at the market price at the time of conversion, subject to a minimum conversion price of $0.40 per share and a maximum conversion price of $0.60 per share. In addition, for each share issued upon conversion, the debenture holder would receive ½ share purchase warrant. Each whole warrant is exercisable for two years from the date of issue at 5% above the market price at the time of conversion. The debenture bore no interest and the principal was due on December 10, 2009. In September 2005, the Vendor converted the entire debenture into common shares of the Company at a price of $0.54 per share and received 1,535,001 shares and 767,500 two-year Series S warrants exercisable at $0.57 per share.

The Agreement also called for the Company to enter into a marketing agreement with the Vendor. In connection with the marketing agreement, in early 2005 the Company issued to the Vendor 500,000 Series U warrants to purchase common shares of the Company, exercisable at $0.49 per share during the period from January 4, 2005 to December 31, 2006. The Vendor has exercised these warrants subsequent to December 31, 2005.

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

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2006	(expressed in U.S. dollars)

13. LONG-TERM DEBT

In 2004, the West Lorne BioOil Co-Generation LP (the “LP”) entered into a loan agreement with a Bahamas Corporation for an $830,013 (C$1,000,000) loan. The loan bore interest at 1.25% per month with interest due monthly and the principal due on August 11, 2007. The LP could repay the loan at any time without penalty. The loan agreement also called for the Company to issue 312,500 Series T warrants to purchase common shares of the Company, exercisable at $0.49 per share for a period of three years, as part of the loan financing. The loan was collateralized by the assets of the LP and guaranteed by the Company. The debt and accrued interest were fully settled in June 2006.

The proceeds of the loan were allocated to the debt and warrants based on their relative fair values. In 2004, $760,209 was allocated to the loan and $69,804 was allocated to the warrants. The carrying value of the debt was being accreted up to its face value over the term to maturity. The accretion of the debt discount began in January 2005 and $22,591 was accreted in 2005. During first five months of 2006, $9,459 of the debt discount was accreted and $37,754 was expensed due to the repayment of the loan in June 2006.

14. DEFERRED REVENUE

In 2006, the Company received a total of $950,000 in payments from three unrelated companies as licensing fees. $500,000 from Rika Ltd. as payment for a Master License to develop project opportunities in the Ukraine and the Baltic republics using Dynamotive’s patented pyrolysis technology; $150,000 from Classic Power Inc. as an initial payment on a Plant License for Guelph, Ontario, Canada; $200,000 from Renewable Oil Corporation Pty Ltd. (“ROC”) for a Master License to develop project opportunities in Australia and $100,000 from ROC as a deposit on an initial plant license.

Deferred revenue is net of $330,000 advanced to entities controlled by Rika Ltd. (note 5) and a $100,000 long-term investment in ROC (note 10).

All the above funds are non-refundable and have been recorded as deferred revenue.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2006	(expressed in U.S. dollars)

15. SHARE CAPITAL

[a] Authorized share capital

The Company’s authorized capital consists of an unlimited number of common shares with no par value and unlimited Class A preferred shares with no par value with each having attached special rights and restrictions. No preferred shares were issued and outstanding at December 31, 2006 and 2005.

[b] Issued and outstanding common shares

	Issued
	#	$
Balance, December 31, 2003	69,915,654	30,907,990
Issued for cash and proceeds received in prior year
Pursuant to private placement (iii)	16,906,913	5,825,691
Pursuant to exercise of stock options	569,284	180,314
Pursuant to exercise of warrants	188,333	50,583
Issued for settlement of fees payable (iii)	2,999,113	1,427,565
Issued for services (i)	2,425,641	1,322,145
Issued for SA Rights	124,860	75,489
Shares redeemed and cancelled	—	76,688
Balance, December 31, 2004	93,129,798	39,866,465
Issued for cash and proceeds received in prior year
Pursuant to private placement, net of issuance costs (iii)	17,303,998	6,071,226
Pursuant to exercise of stock options	1,239,139	373,277
Pursuant to exercise of warrants	1,873,084	592,088
Issued for settlement of fees payable (iii)	3,347,869	1,836,047
Issued for services (i)	1,656,643	929,199
Issued on conversion of convertible debentures	4,364,013	2,038,951
Issued on conversion of project advance	342,287	166,003
Shares to be redeemed and cancelled (ii)	(44,956)	(23,780)
Balance, December 31, 2005	123,211,875	51,849,476
Issued for cash and proceeds received in prior year
Pursuant to private placement, net of issuance costs (iii)	24,001,562	18,670,368
Pursuant to exercise of stock options	1,411,716	642,098
Pursuant to exercise of warrants	17,574,713	7,936,096
Issued for settlement of fees payable (iii)	2,394,907	3,036,562
Issued for services (i)	2,003,664	2,514,585
Issued on conversion of convertible debentures	1,723,339	726,056
Cancellation of Escrow Shares	(556,000)	(247,368)
Balance, December 31, 2006	171,765,776	85,127,873

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2006	(expressed in U.S. dollars)

15. SHARE CAPITAL (cont’d.)

[i]

The Company has entered into various agreements for services with its employees, directors and non-employees to be settled with various stock awards. For awards issued to employees and directors, the fair value is determined using the market price on the date of grant and for non-employees the fair value is determined using the market value on the date of completion of the services.

The Company issued shares issued for services are described below:

	Issued
	#	$
For the year end December 31, 2004
Shares issued for services:
Consulting services	2,393,459	1,303,005
Employees and directors	32,182	19,140
Total shares issued for services in 2004	2,425,641	1,322,145

For the year end December 31, 2005
Shares issued for services:
Consulting services	1,078,201	626,365
Share issuance costs	487,940	268,444
Employees, directors and officers	90,502	34,390
Total shares issued for services in 2005	1,656,643	929,199

For the year end December 31, 2006
Shares issued for services:
Consulting services	1,270,258	1,667,292
Share issuance costs	676,533	799,574
Employees, directors and officers	56,873	47,719
Total shares issued for services in 2006	2,003,664	2,514,585

[ii]

At December 31, 2006, the Company had nil [2005 - 44,956; 2004 - nil] common shares to be redeemed. The redeemable shares had a fair value of $nil [2005 - $23,780; 2004 - nil] which were issued as a partial payment of outstanding invoices returned to the Company as a result of the final settlement with a vendor.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2006	(expressed in U.S. dollars)

15. SHARE CAPITAL (cont’d.)

[iii]

During the year ended December 31, 2006, the Company completed private placements for gross proceeds of $21,072,712 [2005 - $7,138,730; 2004 - $6,491,511]. Share issuance costs related to these private placements totaled $2,402,344 [2005 - $1,033,113; 2004 - $665,820], of which $232,722 [2005 - $35,041; 2004 - $385,035] was paid in cash and $2,169,622 [2005 - $998,072; 2004 - $280,785] was paid in shares and warrants. Share issuance costs paid in shares were valued based on the quoted market price on the date of private placements. The fair value of the warrants were estimated using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 4.06% (2005 – 3.58%; 2004 – 3.02%); dividend yield of 0% (2005 – 0%; 2004 – 0%); volatility factors of 54.5% (2005 – 61.5%; 2004 – 84.2%); and weighted average expected life of 2 years (2005- 2 years; 2004 – 2years). Pursuant to the private placement agreements in 2006, 9,082,305 Series S warrants [2005 – 7,006,257 series S warrants; 2004 – 4,479,559 series Q warrants and 4,227,739 series S warrants] were issued in 2006 [note 15(f)].

In 2006, the Company also issued 2,394,907 [2005 - 3,347,869; 2004 - 2,999,113] fully vested shares for settlement of fees payable with a total fair value of $3,036,562 [2005 - 1,836,047; 2004 - 1,427,565]. These shares were valued based on the quoted market price on the date of the settlement agreement. This resulted in a loss on settlement of accounts payable of $98,189 [2005 - $nil; 2004 - $nil]

[c] Shares to be issued

At December 31, 2006, the Company has 1,836,532 [2005 – 4,673,439] common shares to be issued which are comprised of:

[i]

966,023 [2005 – 779,140] common shares which are to be issued to directors and non- employees for services rendered under compensation arrangements in 2006 with a fair value of $1,022,718 [2005 - $502,394].

[ii]	838,204 [2005 – 468,204] common shares which are to be issued to directors and officers as bonuses during the year with a fair value of $700,530 [2005 - $252,830].

[iii]

Nil common shares relating to a private placement commenced during the year ended December 31, 2006 [2005 – 2,826,095] and 32,305 [2005 - 600,000] common shares are related to exercise of warrants for gross proceeds of $18,091 [2005 - $342,000]. At December 31, 2006, the Company had received $nil [2005 - $1,957,000] in cash for these shares to be issued.

[iv]	Subscription receivable of $nil [2005 - $34,392] related to nil [2005 – 90,502] common shares issued to an officer in 2006.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2006	(expressed in U.S. dollars)

15. SHARE CAPITAL (cont’d.)

[d] Escrow agreement

In December 1995, the Company placed in escrow 1,232,000 shares, issued for nominal consideration, to be released from such escrow agreement as the Company achieves certain milestones. During 1999, the Board approved an amendment to the escrow agreement’s release provisions that applied to 676,000 of the shares held in escrow above. The amended release provisions were that 1/3 of the common shares in escrow were to be released upon the Company achieving each of a capitalized stock value of $30 million, $50 million and $100 million.

During the year ended December 31, 2000, 450,666 of the common shares were released from escrow as the milestones were reached. In February, 2006 the Company’s market capitalization exceeded $100 million and as a result, the remaining 225,334 shares were released from escrow and were issued to the holders.

In March 2006, 556,000 common shares were cancelled and returned to the Treasury as the milestone (one share for each $0.17 of “cash flow” as defined in the agreement) expired without being reached. Accordingly, the Company has reduced common share capital by $247,368, based on the average per-share amount of the common shares at the date of cancellation, with a corresponding increase to contributed surplus.

As at December 31, 2006, nil [2005 - 781,334] common shares are held in escrow.

[e] Stock options

At December 31, 2006, the following stock options to directors, employees and non-employees were outstanding:

		Options Outstanding		Options Exercisable
		Weighted-
	Number	Average	Weighted-	Number	Weighted-
Range of	Outstanding at	Remaining	Average	Exercisable at	Average
Exercise	December 31,	Contractual	Exercise	December 31,	Exercise
Prices	2006	Life	Price	2006	Price

$0.20 - $0.23	4,885,617	6.58 years	$0.21	4,885,617	$0.21
$0.33 - $0.50	9,536,833	5.18 years	$0.47	9,406,833	$0.47
$0.58 - $0.90	574,583	2.45 years	$0.58	574,583	$0.58
$1.00 - $1.35	1,020,000	4.93 years	$1.21	132,500	$1.01
$1.50 - $1.60	872,500	2.63 years	$1.59	872,500	$1.59
	16,889,533	4.81 years	$0.50	15,872,033	$0.46

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2006	(expressed in U.S. dollars)

15. SHARE CAPITAL (cont’d.)

From time to time, the Company has provided incentives in the form of stock options to the Company’s directors, officers, employees and others. The Company has reserved 25,764,866 [2005 - 18,488,525] (15%) of its common shares for issuance upon the exercise of stock options of which at December 31, 2006, 8,875,333 [2005 - 4,575,275] are available to be granted. The exercise price and the vesting terms of the options are determined by the Compensation Committee of the Company’s Board of Directors. The exercise price will generally be at least equal to the market price of the common shares at the date of the grant.

Stock option transactions for the respective periods and the number of stock options outstanding are summarized as follows:

	No. of Common	Weighted Average
	Shares Issuable	Exercise Price
	#	$
Balance, December 31, 2003	10,015,988	0.41
Options issued	3,393,769	0.36
Options forfeited or expired	(900,750)	0.70
Options exercised	(569,284)	0.32
Balance, December 31, 2004	11,939,723	0.38
Options issued	4,068,916	0.48
Options forfeited or expired	(856,250)	0.72
Options exercised	(1,239,139)	0.30
Balance, December 31, 2005	13,913,250	0.39
Options issued	4,665,999	0.82
Options forfeited or expired	(278,000)	0.66
Options exercised	(1,411,716)	0.45
Balance, December 31, 2006	16,889,533	0.50

During 2005, the Company reduced the expiry date of 400,000 options issued to officers from the original expiry date of three years to two years.

During 2004, the Company extended the expiry date of 6,606,617 options issued to officers from the original expiry date for an additional period of five years.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2006	(expressed in U.S. dollars)

15. SHARE CAPITAL (cont’d.)

The weighted-average fair value of options granted in 2006 where the stock price is equal to the exercise price of the options, greater than the exercise price of the options and less than the exercise of the options was $0.58, $0.54, and $0.78 respectively [2005 - $0.58, $0.54, and $0.46; 2004 - $nil, $0.40 and $0.41] .

Compensation expense recognized for options granted or modified in 2006 or prior periods was $1,933,233 (2005 - $2,103,328; 2004 - $2,680,175). The fair value of stock options and warrants granted in 2006 is estimated at the measurement date using the Black Scholes option pricing model with the following weighted average assumptions: Risk free interest rate of 4.12% (2005 – 3.7%; 2004 – 4.3%); dividend yields of 0% (2005 – 0%; 2004 – 0%); volatility factors of the expected market price of the Company’s common stock of 60.5% (2005 – 79.9%; 2004 – 92.7%); and weighted average expected life of the option of 3.8 years (2005 – 6.5 years; 2004 – 4.9 years).

Expected volatilities are based on historical volatility of the Company’s stock using available data and other factors. The risk-free interest rate is based on Canadian Treasury Instruments. As the Company does not currently pay cash dividends on common stock and does not anticipate doing so in the foreseeable future, the expected dividend yield is zero. The Company uses historical data to estimate option exercise, forfeiture and employee termination within the valuation model. For non-employees, the expected life of the options approximates the full term of the options.

[f] Common share purchase warrants

At December 31, 2006 the common share purchase warrants outstanding were as follows:

	No. of Common	Exercise
	Shares Issuable	Price	Expiration Date

Series Q Warrants	3,545,203	$0.20 to $0.75	January 12, 2007 to August 31, 2008 (note 24)
Series R Warrants	2,500,000	$0.20	August 31, 2008
Series S Warrants	19,286,163	$0.44 to $2.06	January 4, 2007 to May 31, 2011 (note 24)
Series U Warrants	946,348	$0.46 to $0.53	September 22, 2008 to January 21, 2009

Total	26,277,714

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2006	(expressed in U.S. dollars)

15. SHARE CAPITAL (cont’d.)

Summary of warrants exercised and issued during the year end:

	Number of Common Shares Issuable
				via Warrants
		via Warrants	via Warrants	cancelled or
		Issued	exercised	expired	at
	at December	during the	during the	during the	December
Series	31, 2005	year	year	year	31, 2006	Exercise Price
P Warrants	3,735,482	—	(3,735,482)	—	—	$0.40
Q Warrants	10,357,295	—	(6,811,757)	(335)	3,545,203	$0.20 to $0.75
R Warrants	2,500,000	—	—	—	2,500,000	$0.20
S Warrants	15,998,808	9,532,275	(5,906,032)	(338,888)	19,286,163	$0.44 to $2.06
T Warrants	312,500	—	(312,500)	—	—	$0.49
U Warrants	1,207,252	548,038	(808,942)	—	946,348	$0.46 to $0.53
	34,111,337	10,080,313	(17,574,713)	(339,223)	26,277,714

Of 26,277,714 outstanding warrants, 25,638,047 warrants are vested. 14,086,502 of the Series Q, S, and T warrants are callable by the Company for $0.001 to $0.01 per warrant on 30 days notice. 409,618 of the Series Q warrants are callable by the Company for $0.001 to $0.01 per warrant on 30 days notice. 1,100,000 of the Series S warrants are callable by the Company for $0.001 to $0.01 per warrant on 30 days notice as soon as the Company’s shares have closed at or above $2.00 for 20 consecutive trading days. 8,451,594 of the Series S and U warrants are callable by the Company for $0.001 to $0.01 per warrant on 30 days notice as soon as the Company’s shares have closed at or above $3.00 for 20 consecutive trading days.

(1)

The Series P warrants were issued as part of a private placement and for services of non- employees. These warrants vested upon successful completion of the private placement and as services were performed respectively. During the year ended December 31, 2004, pursuant to various private placements agreement, the Company issued 2,700,000 Series P warrants with an exercise price of $0.40 per share, expiring on April 1, 2006. In 2006, all Series P warrants were exercised.

(2)

The Series Q warrants were issued as part of a private placement for cash and services. These warrants vested upon successful completion of the private placement and as services were performed. In 2002, 818,418 Series Q warrants were issued as part of a loan agreement to certain directors of the Company. In 2006, 6,811,757 [2005 - 1,134,793] warrants were exercised at a weighted average price of $0.37 [2005 - 0.31] per share.

(3)

The 2,500,000 Series R warrants were issued as part of a loan financing in 2003 at an exercise price of $0.20 per share. As at December 31, 2006, the warrants continue to be exercisable and outstanding.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2006	(expressed in U.S. dollars)

15. SHARE CAPITAL (cont’d.)

(4)

The Series S warrants were issued during the year as part of a private placement for cash and services. Of the 9,532,275 [2005 – 11,088,569] warrants issued, 9,082,305 [2005 – 7,006,257] were issued in relation to private placements. The remainder of the warrants were issued for issuance costs. These warrants vested upon successful completion of the private placement and as services were performed.

(5)

The Series T warrants were issued as a part of a loan agreement in 2004 and the warrants vested immediately upon issue. In 2006, 312,500 [2005 - nil] warrants were exercised at a weighted average price of $0.49 [2005 – nil] per share. In 2006, all Series T warrants were exercised.

(6)

In 2006, 548,038 [2005 - 1,207,252] Series U warrants were issued during the year as a part of conversion of convertible debentures. These warrants vested immediately upon issue with a weighted average exercise price of $0.49 [2005 - $0.51].

Compensation expense recognized for warrants issued during 2006 was $1,152,368 [2005 - $707,166; 2004 - $601,250].

[g] Stock appreciation rights

In 1998, the Company established a stock appreciation rights plan whereby the participants will be entitled to require the Company to redeem the stock appreciation rights (“SA Rights”) for an amount equal to the excess of the market value of the underlying common shares over the initial value of the SA Right at the date of grant. The SA Rights have vested as the Company achieved stock value targets as defined in the agreement.

The Company also has the right to redeem the SA Rights at its option under certain circumstances. The Company has the sole exclusive election to redeem the SA Rights in cash, shares or in a combination of cash and shares. The number of SA Rights that can be granted under the plan until December 31, 2008 cannot exceed 2,500,000.

At December 31, 2006, 300,000 [December 2005 - 300,000] SA Rights were outstanding and 300,000 [December 2005 - 200,000] were vested. These 300,000 SA Rights, with an initial value of $0.40, expire on December 31, 2008. There were no SA Rights issued, redeemed or forfeited during the past three year period.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2006	(expressed in U.S. dollars)

15. SHARE CAPITAL (cont’d.)

[h] Contributed surplus

The following is a continuity of contributed surplus for the respective periods:

Contributed
Surplus
$
Balance, December 31, 2003	4,815,679
Effect of change in accounting policy {note 3}	797,602
Fair value of warrants related to convertible debentures	522,550
Fair value of warrants related to long-term debt	167,010
Stock-based compensation expense	3,281,425
Balance, December 31, 2004	9,584,266
Fair value of warrants related to convertible debentures	652,398
Stock-based compensation expense	2,810,494
Balance, December 31, 2005	13,047,158
Escrow shares cancelled/forfeited	247,368
Loss on sale of subsidiary	420,400
Stock-based compensation expense	3,085,601
Balance, December 31, 2006	16,800,527

[i] Stock based compensation and payment

The Company has recorded stock based compensation and payment as follows:

	2006	2005	2004
	$	$	$
Balance sheet items
Property, plant and equipment	1,941,324	327,533	350,812
Share issue costs	2,169,622	996,876	280,785
Accounts payable	969,261	492,136	17,893
Other assets	100,637	—	—
	5,180,844	1,816,545	649,490
Income statement items
Marketing and business development	179,917	477,079	108,000
General and administrative	2,571,175	2,327,161	3,835,201
Loss on settlement of accounts payable	98,189	—	—
Research and development	1,586,498	892,817	787,403
Interest expense and other	14,408	67,970	97,200
	4,450,187	3,765,027	4,827,804

Total stock based compensation and
payment	9,631,031	5,581,572	5,477,294

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2006	(expressed in U.S. dollars)

15. SHARE CAPITAL (cont’d.)

[j] Basic and diluted loss per common share

	2006	2005	2004

Numerator
Net loss	$(14,252,382)	$(11,997,344)	$(9,916,215)

Denominator
Weighted average number of common shares
outstanding	153,685,553	108,790,519	81,760,633
Escrowed shares	—	(781,334)	(781,334)
	153,685,553	108,009,185	80,979,299

Basic and diluted loss per common share	$(0.09)	$(0.11)	$(0.12)

16. COMMITMENTS AND CONTINGENCIES

Commitments

The Company has the following future minimum annual lease commitments for premises and equipment:

$
2007	932,000
2008	244,000
2009	132,000
2010	58,000
2011	53,000
2012 and after	233,000
1,652,000

Pursuant to employment agreements with certain officers of the Company, which expire between May 31, 2007 and July 31, 2011, the Company is obligated to pay the full term of contract in the event of the officers’ early termination. As at December 31, 2006, the compensation obligation payable over the next four years amounts to $3,944,913 (2005 - $5,308,806).

In connection with the Company’s West Lorne project upgrade and construction advances related to the 200TPD plants (see note 6), the Company has outstanding construction commitments of approximately $8.2 million.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2006	(expressed in U.S. dollars)

16. COMMITMENTS AND CONTINGENCIES (cont’d)

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

17. RELATED PARTY TRANSACTIONS

The transactions with related parties are in the normal course of operations and are recorded at amounts established and agreed between the related parties. In addition to the transactions described in note 15, the Company had the following transactions with related parties:

[a]

Consulting fees and salaries of $1,763,575 for the year ended December 31, 2006 [2005 - $1,940,421; 2004 - $3,053,332] have been paid to Directors (or companies controlled by Directors) of the Company. Included in the amount above, is $543,122 [2005 - $974,392; 2004 - $2,288,556] paid by stock based compensation [note 15(b)(i)].

[b]

Consulting fees and share issue costs of $nil for the year ended December 31, 2006 [years 2005 - $87,395; 2004 - $574,326] have been paid to a shareholder of the Company. Included in the amount above, is $nil [2005 - $1,113; 2004 - $513,958] paid by stock based compensation [note 15(b)(i)].

[c]

As at December 31, 2006, $nil [2005 - $82,529; 2004 - $136,370] was advanced to a Director of the Company in connection with the formation of a joint venture for the development of the Company’s BioOil technology and related products. The joint venture had not been formalized and the advance was written-off on December 31, 2005.

[d]	The amounts due from/to related parties, which are non-interest bearing, unsecured and due on demand, are comprised of the following:

	2006	2005
	$	$
Receivable
Due from directors and officers	5,925	11,926

Payable
Due to directors and officers	1,218,932	1,005,447

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2006	(expressed in U.S. dollars)

18. LOSSES AND UNUSED DEDUCTIONS CARRIED FORWARD FOR INCOME TAX PURPOSES

As at December 31, 2006, the Company has loss carryforwards of approximately $44,369,000 to apply against future taxable income in Canada ($40,711,000) and the United Kingdom ($3,658,000) and $1,121,000 and $494,000 of federal and provincial investment tax credits respectively available for future use in Canada. The United Kingdom loss carryforwards can be carried forward indefinitely. The Canadian losses and investment tax credits expire as follows:

	Federal Investment	Provincial Investment	Loss
	Tax Credits	Tax Credits	Carryforwards
	$	$	$

2007	115,000	—	4,744,000
2008	25,000	—	5,386,000
2009	49,000	8,000	3,974,000
2010	167,000	94,000	4,614,000
2011	197,000	109,000	—
2012	54,000	30,000	—
2013	58,000	32,000	4,352,000
2014	456,000	221,000	8,506,000
2026	—	—	9,135,000
	1,121,000	494,000	40,711,000

In addition, the Company has scientific research and experimental development expenditures of approximately $5,892,000 [2005 - $4,898,600] that can be carried forward indefinitely to apply against future taxable income in Canada.

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has recognized a valuation allowance for those future tax assets for which it is more likely than not that realization will not occur. Significant components of the Company’s future tax assets as of December 31, 2006 and December 31, 2005 are as follows:

	2006	2005
	$	$

Loss carryforwards	16,053,000	13,594,000
Research and development deductions and credits	3,160,000	2,018,000
Property, plant and equipment	1,492,000	1,069,000
Financing costs	896,000	655,000
Total future tax assets	21,601,000	17,336,000
Valuation allowance	(21,601,000)	(17,336,000)
Net future tax assets	—	—

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2006	(expressed in U.S. dollars)

18. LOSSES AND UNUSED DEDUCTIONS CARRIED FORWARD FOR INCOME TAX PURPOSES (cont’d.)

The tax benefit of net operating losses carried forward and the associated valuation allowance were reduced by $986,000 (2005 - $1,044,000), representing the tax effect of losses which expired during the year.

The potential income tax benefits relating to these future tax assets have not been recognized in the consolidated financial statements as their realization did not meet the requirements of “more likely than not” under the asset and liability method of tax allocation. Accordingly, no future tax assets have been recognized as at December 31, 2006 and 2005 and no income tax provision or benefit has been provided for any of the periods presented. Had a tax benefit been provided, the Company’s expected effective tax rate for the reversal of the tax benefit would be 34.18%, 34.12% and 35.62% in 2006, 2005 and 2004, respectively.

The Company’s future tax assets include approximately $896,000 [2005 - $426,000] related to deductions for share issuance costs, in excess of amounts deducted for financial reporting purposes. If and when the valuation allowance related to these amounts is reversed, the Company will recognize this benefit as an adjustment to share capital as opposed to income tax expense in the Consolidated Statement of Loss.

19. SUPPLEMENTAL CASH FLOW INFORMATION

	2006	2005	2004
Net change in non-cash working capital	$	$	$

Receivables	(442,216)	153,693	(90,890)
Prepaid expenses and deposits	(237,452)	(49,305)	(96,852)
Accounts payable and accrued liabilities	(12,244)	29,445	2,274,898
Deferred revenue	520,000	—	—
	(171,912)	133,833	2,087,156

Interest paid
Short-term interest paid	174,257	131,971	26,000

For stock based non-cash investing and financing activities, see note 15(i).

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2006	(expressed in U.S. dollars)

20. GOVERNMENT ASSISTANCE

Government assistance received during the year ended December 31, 2006 in the amount of $1,559,085 [2005 - $1,664,640; 2004 - $3,611,412] has been recorded as a reduction of expenditures.

Government assistance applied to:	2006	2005	2004
	$	$	$

Property, plant and equipment and other	1,331,964	853,673	2,829,117
Research and development	227,121	782,423	765,106
Other expenses	—	28,544	17,189
Total	1,559,085	1,664,640	3,611,412

[a]	Technology Partnerships Canada

During 1997, the Company entered into a contribution agreement with Industry Canada- Technology Partnerships Canada (TPC) whereby the Company is entitled to receive a maximum of approximately $7 million (Cdn$ 8.2 million) or 37% of eligible expenditures, as defined in the agreement. The agreement, as amended, specifies that in the event commercial viability is achieved, then the assistance is repayable, commencing January 1, 2005 based on royalties from sales of specified products resulting from the project to a maximum of $13.7 million (Cdn$16 million) or until the expiration of contract on December 31, 2014. As at December 31, 2006, the Company has received $6.0 million (Cdn$7.0 million) under these agreements. In 2006, the Company received $640,852 [2005 - $1,007,318; 2004 - $800,000] from TPC. As at December 31, 2006, $1,087,910 [2005 - $627,582; 2004 - $236,548] is included in government grants receivable. As the Company has not achieved commercial viability and no revenue has been recorded from the project, no repayment has been made and no amount accrued for TPC assistance as at year end.

[b]	Sustainable Development Technology Canada

On March 5, 2004 the Company signed a Contribution Agreement with Sustainable Development Technology Canada (“SDTC”) whereby SDTC will contribute $4.3 million (Cdn$5 million) to the capital cost of the Company’s West Lorne 100 tonne per day BioOil co-generation project development. This amount is a grant and is accounted for as a reduction in the capital cost of the project. During 2006, the Company received payment of $428,669 (Cdn$ 500,000) [2005 - $657,322 (Cdn$ 796,478); 2004 - $3,056,468 (Cdn$3,703,522)] from SDTC.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2006	(expressed in U.S. dollars)

21. RESEARCH AND DEVELOPMENT

The breakdown of the research and development is as follows:

	2006	2005	2004
	$	$	$
Research & development expenditures	4,629,465	3,586,855	3,670,936
Less: government assistance	(227,121)	(782,423)	(765,106)
Less: Product sales - BioOil	(123,594)	—	—
Less: Product sales - Electricity	(30,966)	—	—
Total	4,247,784	2,804,432	2,905,830

22. SEGMENTED INFORMATION

In 2006 the Company has one reportable segment, BioOil Power Generation. The BioOil Power Generation segment relates to the biomass-to-energy technology. Substantially all of the Company’s operations and assets are in Canada and are solely focused on the development and commercialization of its technology. BioOil Power Generation is biomass-to-energy technology that converts low value forest residues and agricultural by-products into BioOil for use in power generation or other industrial energy purposes.

For the years ended December 31, 2006, 2005 and 2004 the Company recorded no revenue.

23. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which conform in all material respects to those in the United States (“U.S. GAAP”), except as follows:

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

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2006	(expressed in U.S. dollars)

23. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONT’D)

Beginning January 1, 2006, the Company adopted the recommendations of the Statement of Financial Accounting Standards No. 123R, “Accounting for Stock-based Compensation” (“SFAS 123R”), and has applied the recommendations of this standard using the modified prospective method. Under this application, the Company is required to record compensation expense for all awards granted or modified after the date of adoption and for the unvested portion of previously granted awards that remain outstanding at the date of adoption. Accordingly, no prior periods were restated or cumulative adjustments recorded upon the adoption of this standard.

Prior to the adoption of SFAS 123R, the Company accounted for stock-based compensation plans under the intrinsic value method of accounting as defined by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and applied the disclosure provisions of Statement No. 123, “Accounting for Stock-based Compensation”, as amended.

For years ending prior to December 31, 2006, if the exercise price of an employee stock option award is not fixed in the functional currency of the Company or in the currency the employee is paid, the award is accounted for as a variable award until the award is exercised, forfeited, or expires unexercised. The Company measures compensation as the amount by which the quoted market value of the common shares of the Company’s stock covered by the grant exceeds the option price, compensation arising from changes in the market price are included in the measurement of loss.

[iii]

Under US GAAP, the conversion feature of the convertible debt issued by the Company meets the criteria to be classified as equity. As a result, the Company follows Emerging Issue Task Force (“EITF”) No. 00-27 and records the proceeds of the convertible debts based on the relative fair value of the convertible debt, the contingent warrants issuable upon conversion and any detachable warrants. In accordance with Issue 15 of EITF 00-27, at the time of conversion, the contingent warrants that were issued upon conversion of the convertible debenture should be recognized. As a result of the difference in the calculation of relative fair value for the allocation of proceeds under Canadian and US GAAP, the carrying value of the convertible debt liability under US GAAP should be increased by $56,077 with a corresponding decrease in shareholders’ equity. Additional interest expense as a result of recognition of contingent warrants less the effect of the reduction of accretion of interest was adjusted to the Consolidated Statements of Loss under US GAAP. In addition, in accordance with Issue 10 of EITF 00-27, the commitment date of the convertible instruments related to the paid-in-kind (PIK) accrued interest should be the date the interest was accrued. As a result, an additional beneficial conversion feature (“BCF”) was calculated on these convertible instruments issued for PIK accrued interest on the convertible debentures that were outstanding as at December 31, 2005, amounting to $14,490 for the year ended December 31, 2005. No accretion on this additional BCF was included in the net

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2006	(expressed in U.S. dollars)

23. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONT’D)

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

During the year ended December 31, 2006, the Company settled the remaining convertible debentures as described in note 11. As a result, the Company accreted the remaining debt discount, which under US GAAP, resulted in an additional accretion expense of $81,560, which includes the recognition of the contingent warrants issuable upon conversion of the debenture. The Company has determined there was no additional BCF on the convertible instruments related to the PIK accrued interest for the convertible debentures that were converted during the fiscal year 2006.

[iv]

Under Canadian GAAP, the Company can capitalize start-up or pre-operating costs until commercial production is established. Under US GAAP, any pre-operating costs or deferred expenses related to start-up operations are expensed as incurred. For the year ended December 31, 2006, this difference resulted in write-off of $100,637 (2005 - $nil; 2004 - $nil) under US GAAP.

[v]

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

[vi]	New Accounting Pronouncements

SFAS No. 155

In February 2006, FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments — an Amendment of FASB Statements No. 133 and 140”. Among other things, SFAS No. 155 permits the election of fair value re-measurement for certain hybrid financial instruments that would otherwise require bifurcation under Statement 133, Accounting for Derivative Instruments and Hedging Activities. These hybrid financial instruments would include both assets and liabilities. SFAS No. 155 is effective for fiscal years beginning after September 15, 2006. The Company is currently evaluating the impact of the provisions of SFAS 155.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2006	(expressed in U.S. dollars)

23. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONT’D)

SFAS No. 154

In June 2005, the FASB issued Statement of Financial Accounting Standard No. 154, “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements” (“SFAS 154”). The Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. SFAS 154 requires that a change in method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate that is affected by a change in accounting principle. Opinion 20 previously required that such a change be reported as a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company has determined the adoption of this pronouncement did not have a material impact on the Company’s financial statements.

SFAS No. 157

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 157, “Fair Value Measurements” (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of FAS 157 are effective fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of the provisions of SFAS No. 157.

FIN 48

In June 2006, FASB issued interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109 (FAS No. 109)” (“FIN 48”). This interpretation prescribes a recognition threshold and measurement attribute for tax positions taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The evaluation of a tax position in accordance with this interpretation is a two-step process. In the first step, recognition, the Company determines whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The second step addresses measurement of a tax position that meets the more-likely-than-not criteria. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Differences between tax positions taken in a tax return and amounts recognized in the financial statements will generally result in a) an increase in a liability for income taxes

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2006	(expressed in U.S. dollars)

23. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONT’D)

payable or a reduction of an income tax refund receivable, b) a reduction in a deferred tax asset or an increase in a deferred tax liability or c) both a and b. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be de-recognized in the first subsequent financial reporting period in which that threshold is no longer met. Use of a valuation allowance as described in FAS No. 109 is not an appropriate substitute for the de-recognition of a tax position. The requirement to assess the need for a valuation allowance for deferred tax assets based on sufficiency of future taxable income is unchanged by this interpretation. This Interpretation is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact FIN 48 will have on the Company’s consolidated balance sheet and statement of operations.

SAB 108

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 requires companies to evaluate the materiality of identified unadjusted errors on each financial statement and related financial statement disclosure using both the rollover approach and the iron curtain approach. The rollover approach quantifies misstatements based on the amount of the error in the current year financial statements whereas the iron curtain approach quantifies misstatements based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year, irrespective of the misstatement’s year(s) of origin. Financial statements would require adjustment when either approach results in quantifying a misstatement that is material. Correcting prior year financial statements for immaterial errors would not require previously filed reports to be amended. SAB 108 is effective for fiscal years ending after November 15, 2006 (the Company's fiscal year ending December 31, 2006). The Company has determined that SAB 108 did not have a material impact on its consolidated financial statements.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2006	(expressed in U.S. dollars)

23. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONT”D)

If US GAAP were followed, the significant variations on the consolidated statements of loss and comprehensive loss would be as summarized in the table below.

	2006	2005	2004
	$	$	$

Loss for the year, Canadian GAAP	(14,252,382)	(11,997,344)	(9,916,215)
Adjustment for release of escrow shares (i)	(235,068)	—	—
Adjustment for stock based compensation (ii)	—	(934,131)	1,511,031
Adjustment to accretion of interest expense (iii)	(81,560)	(193,249)	—
Adjustment for other assets (iv)	(100,637)	—	—
Loss for the year, US GAAP	(14,669,647)	(13,124,724)	(8,405,184)

Unrealized gain/(losses) on foreign currency
translation	(354,810)	219,713	35,733
Comprehensive loss for the year, US GAAP	(15,024,457)	(12,905,011)	(8,369,451)

Weighted average number of common shares
outstanding	153,685,553	108,009,185	80,979,299

Basic and diluted loss per common share, U.S.
GAAP	(0.10)	(0.12)	(0.10)

	2006	2005
	$	$
Total assets, Canadian GAAP	38,093,699	16,962,573
Adjustment for other assets (iv)	(100,637)	—

Total assets, US GAAP	37,993,062	16,962,573

	2006	2005
	$	$
Total liabilities, Canadian GAAP	6,958,287	8,670,165
Adjustment for allocation of proceeds of convertible debt (iii)	—	41,587
Adjustment for accretion of interest expense (iii)	—	(18,775)

Total liabilities, US GAAP	6,958,287	8,692,977

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2006	(expressed in U.S. dollars)

23. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONT’D)

	2006	2005
	$	$
Total shareholders’ equity, Canadian GAAP	29,780,489	8,292,408
Adjustment for allocation of proceeds of convertible debt (iv)	(100,637)	—
Adjustment for allocation of proceeds of convertible debt (iii)	—	(41,587)
Adjustment for accretion of interest expense (iii)	—	18,775

Total shareholders’ equity, US GAAP	29,679,852	8,269,596

The non-controlling interest, and cash flows under accounting principles generally accepted in Canada are the same as the non-controlling interest, and cash flows under the accounting principles generally accepted in the United States.

24. SUBSEQUENT EVENTS

a)

Subsequent to the year end, during the period from January 1 to April 17, 2007, the Company issued 2,280,259 common shares for total proceeds of $2,480,900, relating to a private placement commencing during the first quarter of 2007. In addition during the period from January 1 to April 17, 2007, the Company received $4,373,000 on the exercise of 744,166 options and 6,851,049 warrants.

b)

On April 5, 2007 the Company entered into certain amended agreements with Erie Flooring and Wood Products (“Erie”) regarding the supply by Erie of wood to the West Lorne BioOil plant over the next 12 years at no charge and the provision of char from the BioOil plant to Erie at no charge. In relation to these agreements, Dynamotive agreed to pay for the purchase and installation of a char based boiler system and related char delivery infrastructure. The terms include an immediate payment of $500,000 to Erie and a further $359,000 to Erie in equal monthly payments plus 8% interest, over the next 10 years for the purchase of the boiler.

25. COMPARATIVE FIGURES

Certain comparative figures have been reclassified in order to conform with the presentation adopted in the current year.

Item 18. Financial Statements

Not applicable.

Item 19. Exhibits

Exhibit	Exhibit Description

1.1

Memorandum of Dynamotive Technologies Corporation, as amended to August 15, 2000 (filed as Exhibit 3.1 to the Company’s Quarterly Report on Form 10-QSB filed on August 15, 2000 and incorporated herein by reference.)

1.2

Amendment to the Memorandum of Dynamotive Energy Systems Corporation, dated July 3, 2001 (filed as Exhibit 3.1(b) to the Company’s Quarterly Report on Form 10-Q filed on August 14, 2001 and incorporated herein by reference.)

1.3

Articles of Dynamotive Technologies Corporation, as amended to date (filed as Exhibit 3.2 to the Company’s Quarterly Report on Form 10-QSB filed on August 15, 2000 and incorporated herein by reference.)

1.4

Notice of Alteration to the authorized share structure of the Company as filed with the British Columbia Corporate and Personal Property Registries on October 28, 2004 (filed as an exhibit to the Company’s Form 20-F filed on May 30, 2005 and incorporated herein by reference)

1.5

Notice of Alteration to the Articles of the Company as filed with the British Columbia Corporate and Personal Property Registries on November 24, 2005 (filed as an exhibit to the Company’s Form 20-F filed on June 29, 2006 and incorporated herein by reference)

1.6	Copy of the Limited partnership Agreement establishing the West Lorne BioOil Co-Generation LP referred to the Consortium Master Agreement filed under 4.6 below

4.1	Sustainable Development Technology Canada Contribution Agreement dated as of March 5, 2004 (filed as an exhibit to the Company’s Form 20-F filed on June 1, 2004 and incorporated herein by reference)

4.2

Modification No. M1 to the Sustainable Development Technology Canada Contribution Agreement dated as of April 6, 2004 (filed as an exhibit to the Company’s Form 20-F filed on June 1, 2004 and incorporated herein by reference)

4.3	Loan Agreement between Memorial Gift Trust, James Acheson and the Company dated June 3, 2003 (filed as an exhibit to the Company’s Form 20-F filed on June 1, 2004 and incorporated herein by reference)

4.4

Technology Partnerships Canada Agreement dated July 29, 1997 including amendments dated February 2, 1998 to August 29, 2003 (filed as an exhibit to the Company’s Form 20-F filed on June 1, 2004 and incorporated herein by reference)

Exhibit	Exhibit Description

4.5	Amendment to the Technology Partnerships Canada Agreement dated November 23, 2004 (filed as an exhibit to the Company’s Form 20-F filed on May 30, 2005 and incorporated herein by reference)

4.6	Consortium Master Agreement dated February 11, 2004 (filed as an exhibit to the Company’s Form 20-F filed on May 30, 2005 and incorporated herein by reference)

4.7	Alliance Agreement with UMA Engineering Ltd. dated January 29, 2004 (filed as an exhibit to the Company’s Form 20-F filed on May 30, 2005 and incorporated herein by reference)

4.8

Loan Agreement between Environmental Engineering & Consultants Limited and the Company dated November 3, 2004 (filed as an exhibit to the Company’s Form 20-F filed on May 30, 2005 and incorporated herein by reference)

4.9

Settlement Agreement between Magellan Aerospace Limited, West Lorne BioOil Co-Generation LP and the Company dated December 10, 2004 (filed as an exhibit to the Company’s Form 20-F filed on May 30, 2005 and incorporated herein by reference)

4.10	Convertible Note Agreement between Paul Hughes, COO and the Company dated May 31, 2005 (filed as an exhibit to the Company’s Form 20-F filed on June 29, 2006 and incorporated herein by reference)

4.11

Executive Services Agreement with Andrew Kingston dated August 1, 2004 and Amended Executive Services Agreement with Andrew Kingston dated September 29, 2004 (filed as an exhibit to the Company’s Form 20-F filed on June 29, 2006 and incorporated herein by reference)

4.12

Executive Services Agreement with Richard Lin dated August 1, 2004 and Amended Executive Services Agreement with Richard Lin dated September 29, 2004 (filed as an exhibit to the Company’s Form 20-F filed on June 29, 2006 and incorporated herein by reference)

4.13	Executive Services Agreement with Brian Richardson dated October 1, 2005 (filed as an exhibit to the Company’s Form 20-F filed on June 29, 2006 and incorporated herein by reference)

4.14	Executive Services Agreement with Jan Barynin dated May 17, 2004 (filed as an exhibit to the Company’s Form 20-F filed on June 29, 2006 and incorporated herein by reference)

4.15	Shareholder Agreement with Pendana Limited BVI and Dynamotive Biomass Resource Corporation dated September 22, 2006*

4.16	Joint Venture Agreement with Pendana Limited BVI and Dynamotive Europe Limited dated September 22, 2006*

Exhibit	Exhibit Description

4.17	Consulting Agreement with Desmond Radlein, Ph. D dated December 8, 2006*

4.18	Executive Services Agreement with Anton Kuipers dated January 16, 2007*

4.19	Loan Agreement with Dynamotive Biomass Resource Corporation dated September 30, 2006*

4.20	Loan Agreement with Dynamotive Europe Limited dated September 30, 2006*

4.21	Umberlla Amending Agreement by and amongst Erie Flooring & Wood Products and West Lorne BioOil Co-generation LP and Dynamotive Energy Systems Corporation dated April 5, 2007*

4.22	Engineering, and Construction Management Agreements with Tecna S.A. dated July 7, 2006*

4.23	DT2 Engineering, Development Agreements with Tecna S.A. dated July 7, 2006*

4.24

Escrow Agreement, dated January 10, 1995, by and among the Company, Montreal Trust Company of Canada and the holders of the 3,140,900 escrowed shares (filed as Exhibit 10.21 to the Company’s Registration Statement on Form SB-2, Registration No. 33-98622, and incorporated herein by reference.)

4.25

February 9, 2000 Agreement to Purchase Patents and Rights between Dynamotive Technologies Corporation and RTI Resource Transforms International, Ltd., (filed as Exhibit 10.28 to the Company’s Form 10- QSB filed on May 15, 2000, and incorporated herein by reference.)

4.26

Heads of Agreement with Consensus Business Group and Joint Venture Proposal for Consensus Business Group dated February 20, 2006 (filed as Exhibit 10.29 to the Company’s Form 20-F filed on June 29, 2006 and incorporated herein by reference)

12.1	Certification of chief executive officer

12.2	Certification of chief financial officer

13.1	Certification of chief executive officer – Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of chief financial officer – Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Audit Committee Charter*

*Filed as an exhibit to this Annual Report on Form 20-F for the period ended December 31, 2006.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dynamotive Energy Systems Corporation

Date: June 27, 2007
	By:	/s/ R. Andrew Kingston
R. Andrew Kingston
President and Chief Executive Officer