Form 20-F
period 2007-12-31
DYNAMOTIVE ENERGY SYSTEMS CORP
filed 2008-04-30
CIK 941625

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

OR

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ____________________

Commission File Number: 0-27524

DYNAMOTIVE ENERGY SYSTEMS CORPORATION
(Exact name of Registrant as specified in its charter)

Province of British Columbia (Canada)
(Jurisdiction of incorporation or organization)

Suite 230 - 1700 West 75th Avenue
Vancouver, British Columbia V6P 6G2 Canada
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Common Shares Without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 207,749,673 Shares of Common Stock outstanding at December 31, 2007

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

ii

iii

GENERAL

In this Annual Report: (i) references to “we”, “us”, “our”, the “Company” or “Dynamotive” refer to Dynamotive Energy Systems Corporation and its subsidiaries, unless the context requires otherwise; (ii) the Company uses the U.S. dollar as its reporting currency and all references in this document to “dollars” or “$” are to U.S. dollars, unless otherwise indicated; and (iii) the Company prepares its financial statements based on Canadian generally accepted accounting principles (“GAAP”) and Note 25 to the audited consolidated financial statements included herein provides a reconciliation of certain financial information presented in this Annual Report to U.S. GAAP.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F for the year ended December 31, 2007 contains forward-looking statements that involve risks and uncertainties. Forward-looking statements in this document include, among others, statements regarding our capital needs, business plans and expectations. Such forward-looking statements involve assumptions, risks and uncertainties regarding, among others, the success of our business plan, availability of funds, government regulations, operating costs, our ability to achieve significant revenues, our business model and other factors. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential” or “continue”, the negative of such terms or other comparable terminology. In evaluating these statements, you should consider various factors, including the assumptions, risks and uncertainties set forth in this report under “Risk Factors” and in reports and other documents we have filed with or furnished to the Securities and Exchange Commission. These factors or any of them may cause our actual results to differ materially from any forward-looking statement made in this document. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events, our actual results will likely vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. The forward-looking statements in this document are made as of the date of this document and we do not intend or undertake to update any of the forward-looking statements to conform these statements to actual results, except as required by applicable law, including the securities laws of the United States.

PART I

ITEM 1.               IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.               OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.               KEY INFORMATION

A.                         SELECTED FINANCIAL DATA

The selected financial information presented in the table below is derived from the audited consolidated financial statements of the Company. The audited consolidated financial statements of the Company for the fiscal years ended December 31, 2007, 2006 and 2005 are included in this filing. The audited consolidated financial statements of the Company for the fiscal years ended December 31, 2004 and 2003 are included in previous filings. The selected financial information presented below should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto, and with the information appearing under the headings, “Information on the Company” and “Operating and Financial Review and Prospects”.

Our audited consolidated financial statements have been prepared under Canadian GAAP in U.S. dollars. Additional information is presented to show the differences which would result from the application of US GAAP to the Company’s financial information. Refer to Note 25 of the audited consolidated financial statements included herein for a discussion of the material differences between Canadian GAAP and US GAAP and their effect on the Company’s financial position and results of operations.

In 2003, the Company began construction of a BioOil production plant, which was initially commissioned, or tested for start up, in 2005. In December 2006, the Company began an upgrade and expansion of this plant to increase its capacity. In 2006, the Company began construction of another BioOil production plant, which the Company is currently commissioning. Accordingly, the financial information presented below may not be comparable from period to period. See “Information on the Company” for a description of the development of our business.

	For the Fiscal Year Ended December 31,
	2007	2006	2005	2004	2003
(US dollars)
Operating Data:
Revenue(1)	$ —	$ —	$ —	$ —	$ —
Loss from operations (Cdn GAAP)	(14,415,849)	(14,319,641)	(11,822,274)	(9,917,889)	(4,995,624)
Loss from operations (US GAAP)	(15,413,857)	(14,319,641)	(12,756,405)	(9,917,889)	(4,995,624)
Loss from continuing operations (Cdn	(14,220,404)	(14,252,382)	(11,997,344)	(9,916,215)	(4,921,650)
GAAP)
Loss from continuing operations (US	(15,218,412)	(14,669,647)	(13,124,724)	(8,405,184)	(4,984,681)
GAAP)
Net loss (Cdn GAAP)	(14,220,404)	(14,252,382)	(11,997,344)	(9,916,215)	(4,984,681)
Net loss (US GAAP)	(15,218,412)	(14,669,647)	(13,124,724)	(8,405,184)	(4,984,681)
Net loss per share (Cdn GAAP)	(0.08)	(0.09)	(0.11)	(0.12)	(0.09)
Net loss per share (US GAAP)	(0.08)	(0.10)	(0.12)	(0.10)	(0.09)
Net loss from continuing operation per	(0.08)	(0.09)	(0.11)	(0.12)	(0.09)
share (Cdn GAAP)
Net loss from continuing operation per	(0.08)	(0.10)	(0.12)	(0.10)	(0.09)
share (US GAAP)

(1)

In 2007, the Company offset product sales of $13,911 against research and development expenses a they are considered incidental sales of BioOil until such time as the Company’s plant has reached commercial production levels.

	As at December 31,
	2007	2006	2005	2004	2003
(US dollars)
Balance Sheet Data:
Total assets (Cdn GAAP)	$58,935,644	$38,193,699	$16,962,573	$13,198,698	$3,759,605
Total assets (US GAAP)	57,937,636	38,093,062	16,962,573	13,198,698	3,759,605
Total liabilities (Cdn GAAP)	7,770,670	7,058,287	8,670,165	8,911,500	2,035,168
Total liabilities (US GAAP)	7,770,670	7,058,287	8,692,977	8,911,500	2,035,168
Non-controlling interest (Cdn GAAP)	—	1,354,923	—	—	—
Non-controlling interest (US GAAP)	—	1,354,923	—	—	—
Shareholder’s equity (Cdn GAAP)	51,164,974	29,780,489	8,292,408	4,287,198	1,724,437
Shareholder’s equity (US GAAP)	50,166,966	29,679,852	8,269,596	4,287,198	1,724,437
Common shares issued	207,749,673	171,765,776	123,211,875	93,129,798	69,915,654

The Company has not declared or paid any dividends since incorporation, and does not expect to pay any dividends in the foreseeable future.

B.                         CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.                         REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.                         RISK FACTORS

Any investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and all of the information contained in this report before deciding whether to purchase our common stock. If any of the following risks actually occur, our business, financial condition and results of operations could be harmed. The trading price of our common stock could decline, and you may lose all or part of your investment in our common stock. We operate in a market environment that is difficult to predict and that involves significant risks and uncertainties, many of which are beyond our control. Refer to “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to our Business

We have incurred net losses since commencing business and expect losses to continue for the foreseeable future.

We have had limited revenues to date and have not shown a profit since inception. We had a net loss of $14,220,404 for the year ended December 31, 2007 and a net loss of $14,252,382 for the year ended December 31, 2006. As at December 31, 2007, we had cash and cash equivalents of $1,796,822 and a working capital deficiency of $3,024,446. As the commercialization of BioOil is a new business, we may experience problems, difficulties, complications and delays typical for companies such as ours. We expect to show a substantial net loss for the year ended December 31, 2008. We do not expect revenues to occur in any significant way until we have successfully established commercial BioOil operations. Accordingly, we may not be able to operate profitably on a consistent basis, if at all.

The ability of the Company to continue as a going concern is in substantial doubt and is dependent on achieving profitable operations, commercializing its BioOil production technology and obtaining the necessary financing in order to develop this technology. The outcome of these matters cannot be predicted at this time. The Company’s future operations are dependent on the market’s acceptance of its products in order to ultimately generate future profitable operations, and the Company’s ability to secure sufficient financing to fund future operations. There can be no assurance that the Company’s products will be able to secure market acceptance. Management plans to raise additional equity financing to enable the Company to complete its development plans. However, there can be no assurance that we will be successful in raising additional financing. Our financial statements do not include any adjustments that might result from the outcome of these uncertainties.

We have limited operating history, which makes it difficult to evaluate our financial position and our business plan.

We are an early stage company that has conducted limited business operations to date. Accordingly, there is a limited operating history by which to evaluate the likelihood of our success or our ability to exist as a going concern. We may not be able to generate sufficient revenues to become profitable. In addition, we may never commence significant operations or, if we do, we may not be able to generate sufficient revenues to become profitable.

Federal tax incentives for BioOil production may be eliminated in the future, which could hinder our ability to operate at a profit.

The BioOil industry and our business are assisted by various federal tax incentives. The elimination, expiration or reduction of tax incentives could prevent us from being able to sell BioOil at a price higher than our current cost to produce BioOil. If the federal tax incentives are eliminated or sharply curtailed, we believe that a decreased demand for BioOil would result, which could result in the failure of the business.

We may need to obtain a significant amount of additional debt and/or equity capital to complete the commissioning and commercialization of the plants described in this report, which we may not be able to obtain on acceptable terms or at all.

We will require additional capital to fund our business and development plan, including the construction of additional BioOil plants. In addition, once these plants have been constructed, we will have to fund the start-up operations of these plants until, if ever, the plants generate sufficient cash flow from their operations. We may also encounter unforeseen costs that could also require us to seek additional capital. As a result, we expect to seek to raise additional debt and/or equity funding. The full and timely development and implementation of our business plan and growth strategy will require significant additional resources, and we may not be able to obtain the funding necessary to implement our growth strategy on acceptable terms or at all. An inability to obtain such funding would prevent us from constructing any additional BioOil plants. Furthermore, our construction strategy may not produce material revenues even if successfully funded. We have not yet identified the sources for the additional financing we require and we do not have commitments from any third parties to provide this financing. We might not succeed, therefore, in raising additional equity capital or in negotiating and obtaining additional and acceptable financing. Our ability to obtain additional capital will also depend on market conditions, national and global economies and other factors beyond our control. We might not be able to obtain required working capital, the need for which is substantial given our business and development plan. The terms of any future debt or equity funding that we may obtain may be unfavorable to us and to our stockholders.

We envision a period of growth that may impose a significant burden on our administrative and operational resources which if not effectively managed could impair our growth.

Our strategy envisions a period of growth that may impose a significant burden on our administrative and operational resources. Our failure to manage our growth effectively could prevent us from achieving our goals. The growth of our business, and in particular, the construction of any additional BioOil production facilities, will require significant investments of capital and management's close attention. In addition to the possibility of constructing additional BioOil production facilities, we may seek to enter into significant marketing agreements, and other similar agreements with companies that currently, or expect to, produce or use BioOil. Our ability to effectively manage our growth will require us to attract, train, manage and retain qualified management, technicians and other personnel; we may be unable to do so. In addition, our failure to successfully manage our growth could result in our sales not increasing commensurate with our capital investments.

We have limited financial and management resources to pursue our growth strategy.

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

We will be dependent on third parties for expertise in the design and construction of BioOil plants and any loss or impairment of these relationships could cause delay and added expense. In addition, we currently have no binding definitive construction agreements with such parties and their failure to perform could hinder our ability to operate profitably.

The number of engineering and construction firms with the necessary expertise to design and build BioOil plants and their available capacity is limited. We will be dependent on our relationships with third parties for engineering and construction expertise. Any loss of, or damage to, these relationships, particularly during the construction and start-up period for the plant(s), may significantly delay or even prevent us from commencing operations at additional facilities and result in the failure of our business. The time and expense of locating new consultants and contractors could result in unforeseen expenses and delays. Unforeseen expenses and delays may reduce our ability to generate revenue and profitability and significantly damage our competitive position in the BioOil industry.

We will be highly dependent upon contractors to design and build any future BioOil plants, but we have not signed definitive binding construction agreements with any of these companies. We have not yet negotiated or executed definitive design-build agreements with any party and there is no assurance that such agreements will be executed in a timely manner or at all. If we do not execute definitive, binding design-build agreements with third parties, or if any such third party terminates its relationship with us after initiating construction, there is no assurance that we would be able to obtain a replacement general contractor.

We may depend on others for sales of our products, which may place us at a competitive disadvantage and reduce profitability.

We expect to hire third-party marketing firms to market some of the BioOil we plan to produce. As a result, we expect to be dependent on any BioOil broker that we engage. There is no assurance that we will be able to enter into contracts with any BioOil broker on terms that are favorable to us. If the BioOil broker breaches the contract or does not have the ability, for financial or other reasons, to market all of the BioOil we produce, we may not have any readily available means to sell our products. Our lack of a sales force and reliance on third parties to sell and market our products may place us at a competitive disadvantage. Our failure to sell all of our BioOil may result in less income from sales, reducing our revenue stream.

We will be required to hire and retain skilled technical and managerial personnel.

Personnel qualified to operate and manage BioOil plants are in great demand. Our success depends in large part on our ability to attract, train, motivate and retain qualified management and skilled employees, particularly managerial, technical, sales, and marketing personnel, technicians, and other critical personnel. Any failure to attract and retain the highly-trained managerial and technical personnel may have a negative impact on our operations, which would have a negative impact on revenues. There can be no assurance that we will be able to attract and retain skilled persons and the loss of skilled technical personnel would adversely affect our company.

We are dependent upon our officers for management and direction, and the loss of any of these persons could adversely affect our operations and results.

We are dependent upon our officers for execution of our business plan. The loss of any of our officers could have a material adverse effect upon our results of operations and financial position. We do not maintain “key person” life insurance for any of our officers. The loss of any of our officers could delay or prevent the achievement of our business objectives.

Increases in site or plant construction costs may require us to raise additional capital.

We anticipate that third-party contractors will construct any additional plants we elect to pursue for a fixed contract price, based on the plans and specifications in the anticipated design-build agreements. The estimated cost of constructing BioOil production plants is based on management's best estimates, and there is no assurance that the final cost of one or more of our plants will not be higher. There is no assurance that there will not be design changes or cost overruns associated with the construction of plants. Shortages of steel, concrete or other building materials or labor could affect the final cost and final completion date of any project. In addition, specific site conditions at any plant site may increase construction costs. Any significant increase in the estimated construction cost of the plant could require us to raise additional capital.

Construction delays or defects could result in delays in increasing our production and sale of BioOil and negatively affect our operations and financial performance.

Construction projects often involve delays for a number of reasons including delays in obtaining permits, delays due to weather conditions, or other events. Also, any changes in political administrations at each level that result in policy changes towards BioOil could also cause construction and/or operation delays. If it takes longer to increase the production capacity of the West Lorne facility than anticipated or if it takes us longer to construct any other plant we decide to construct, our ability to generate revenues could be impaired. In addition, there can be no assurance that defects in materials and/or workmanship will not occur. Such defects could delay the commencement of enhanced capacity operations of the plant or cause us to halt or discontinue the plant's operation or reduce the intended production capacity. Halting or discontinuing plant operations could delay our ability to generate revenues.

Plant sites, including our plants, may have unknown environmental problems that could be expensive and time consuming to correct which may delay or halt plant construction and delay our ability to generate revenue.

BioOil and some of its derivative products may be deemed to be hazardous wastes for which liability may be imposed upon us should any contamination from improper storage or handling occur. Liability costs associated with environmental cleanups of contaminated sites historically have been very high as have been the level of fines imposed by regularity authorities upon parties deemed to be responsible for environmental contamination. We have obtained limited insurance protection but this may not be sufficient insurance protection from such liabilities if they should ever arise. If contamination should take place for which we are deemed to be liable, potentially liable or a responsible party, the resulting costs could have a material effect on our business.

We may encounter hazardous conditions at or near each of our facility sites that may delay or prevent construction or operation of a particular facility. If we encounter a hazardous condition at or near a site, work may be suspended and we may be required to correct the condition prior to continuing construction or further production. The presence of a hazardous condition would likely delay or prevent construction of a particular facility and may require significant expenditure of resources to correct the condition. If we encounter any hazardous condition during construction, estimated sales and profitability may be adversely affected.

Any operational disruption at our facilities could result in a reduction of our sales volume, and could cause us to incur substantial losses.

If we are unable to complete the expansion of the West Lorne facility, or if our operations at any of our facilities experience a significant interruption due to a major accident or damage by severe weather or other natural disasters, our ability to generate revenues could be adversely impacted. In addition, our operations may be subject to labor disruptions and unscheduled downtime, or other operational hazards inherent in our industry, such as equipment failures, fires, explosions, abnormal pressures, blowouts, pipeline ruptures, transportation accidents and natural disasters. We have not operated the West Lorne facility or facility in Guelph, Ontario at or near capacity for an extended period and cannot be sure that we will be able to do so. Some of these operational hazards may cause personal injury or loss of life, severe damage to or destruction of property and equipment or environmental damage, and may result in suspension of operations and the imposition of civil or criminal penalties. Our insurance may not cover or be adequate to fully cover the potential operational hazards described above.

Our technology may not prove commercially viable.

Our technology is currently being tested at a commercial scale. Ongoing efforts at commercialization may expose operational flaws and unanticipated costs that may inhibit or preclude ultimate market acceptance. Our technology has not demonstrated it can generate positive cash flow or a return on investment.

We may be sued or become a party to litigation, which could require significant management time and attention and result in significant legal expenses and may result in an unfavorable outcome which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may be subject to lawsuits from time to time arising in the ordinary course of our business. We may be forced to incur costs and expenses in connection with defending ourselves with respect to such litigation and the payment of any settlement or judgment in connection therewith if there is an unfavorable outcome. The expense of defending litigation may be significant. The amount of time to resolve lawsuits is unpredictable and defending ourselves may divert management's attention from the day-to-day operations of our business, which could adversely affect our business, results of operations and cash flows. In addition, an unfavorable outcome in any such litigation could have a material adverse effect on our business, results of operations and cash flows.

We may be unable to protect our intellectual property, which could negatively affect our ability to compete.

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

We rely or may rely on a combination of trademark, tradename, confidentiality agreements, and other contractual restrictions on disclosure to protect our intellectual property rights. We also enter into confidentiality agreements with our employees, consultants, and corporate partners, and control access to and distribution of our confidential information. These measures may not preclude the disclosure of our confidential or proprietary information. Despite efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our proprietary information. Monitoring unauthorized use of our confidential information is difficult, and we cannot be certain that the steps we take to prevent unauthorized use of our confidential information will be effective.

We must develop and expand our sales and marketing capabilities.

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

Changes in environmental regulations or violations of the regulations could be expensive and hinder our ability to operate profitably.

We are and will continue to be subject to extensive air, water and other environmental regulations and will need to maintain a number of environmental permits to construct and operate our plants. If for any reason, any of these permits are not granted, construction costs for the plants may increase, or the plants may not be constructed at all.

Additionally, any changes in environmental laws and regulations could require us to invest or spend considerable resources in order to comply with future environmental regulations. Violations of these laws and regulations could result in liabilities that affect our financial condition and the expense of compliance alone could be significant enough to reduce profits.

Our strategic alliances may not achieve their goals.

We expect to partially rely on strategic alliances for development contracts, assistance in research and development and marketing expertise. Even if we are successful in forming these alliances, they may not achieve their goals.

Risks Related to the BioOil Industry

Our financial performance will be dependent on prices for waste materials we use in the production of BioOil which are subject to and determined by market forces outside our control. An increase in the prices for these input commodities will materially affect our ability to operate at a profit.

Our results of operations and financial condition will be significantly affected by the cost and supply of the biomass materials we use in the production of BioOil. The price of these inputs is influenced by weather conditions and other factors affecting crop yields, farmer planting decisions, and general economic, market and regulatory factors. These factors include government policies and subsidies with respect to agriculture and international trade, and global and local demand and supply. The significance and relative effect of these factors on the price of these inputs is difficult to predict. Any event that tends to negatively affect their supply, such as adverse weather or crop disease, could increase these materials prices and potentially harm our business. In addition, we may also have difficulty, from time to time, in sourcing these materials on economical terms due to supply shortages. Such a shortage could require us to suspend operations until these materials are available at economical terms, which would have a material adverse effect on our business, results of operations and financial position. The price we pay for these materials at a facility could increase if an additional BioOil production facility is built in the same general vicinity.

Price increases in such inputs or a lack of supply of such inputs could increase production costs, reduce profit margins and negatively affect cash flow. This is especially true if market conditions do not allow us to pass through increased costs to our customers. There is no assurance that we will be able to pass through higher raw material prices to our customers. If a period of high raw material prices or other inputs were to be sustained for some time, such pricing may reduce our ability to operate and generate revenues. In certain instances, we could decide to limit or even cease production of BioOil for a period of time.

Declines in the prices of BioOil will have a significant negative impact on our financial performance.

Our revenues will be greatly affected by the price at which we can sell our BioOil. These prices can be volatile as a result of a number of factors. These factors include the overall supply and demand, level of government support, and the availability and price of competing products. BioOil prices generally parallel the movement of petroleum oil prices. Oil prices are difficult to forecast because the market reflects the global economy, which is subject to political upheaval, natural disasters, and other factors. Even the slightest rumor of political instability can significantly affect the price of oil. Further, exchange rates play a key role in domestic oil pricing.

There can be no assurance as to the price of BioOil in the future. Any downward changes in the price of BioOil may result in lower revenue which would decrease our income.

The BioOil production and marketing industry is extremely competitive. Many of our competitors have greater financial and other resources than we do and one or more of these competitors could use their greater resources to gain market share at our expense.

Many of our competitors in the BioOil production and marketing industry have substantially greater production, financial, research and development, personnel and marketing resources than we do. As a result, our competitors may be able to compete more aggressively than we could and sustain that competition over a longer period of time. Our lack of resources relative to many of our competitors may cause us to fail to anticipate or respond adequately to new developments and other competitive pressures. This failure could reduce our competitiveness and cause a decline in our market share, sales and profitability.

The markets for alternative energy technologies is highly competitive, and other providers of such technologies, especially producers of ethanol from biomass, may have various advantages in competition with ours. Many of our competitors have established long-standing relationships with power generation companies, utilities, manufacturers and others that we view as potential customers.

We face market acceptance barriers that do not affect already established technologies. To date, our technology has gained only limited market acceptance.

Competition from the advancement of alternative fuels may lessen the demand for BioOil and negatively impact our profitability.

Alternative fuels, gasoline oxygenates and BioOil production methods are continually under development. A number of automotive, industrial and power generation manufacturers are developing alternative clean power systems using fuel cells or clean burning gaseous fuels. Like BioOil, the emerging fuel cell industry offers a technological option to address increasing worldwide energy costs, the long-term availability of petroleum reserves and environmental concerns. Fuel cells have emerged as a potential alternative to certain existing power sources because of their higher efficiency, reduced noise and lower emissions. Fuel cell industry participants are currently targeting the transportation, stationary power and portable power markets in order to decrease fuel costs, lessen dependence on crude oil and reduce harmful emissions. If the fuel cell and hydrogen industries continue to expand and gain broad acceptance, and hydrogen becomes readily available to consumers for motor vehicle use, we may not be able to compete effectively. This additional competition could reduce the demand for BioOil, which would negatively impact our profitability.

Changes and advances in BioOil production technology could require us to incur costs to update our BioOil plants or could otherwise hinder our ability to compete in the BioOil industry or operate profitably.

Advances and changes in BioOil production technology may make the BioOil production technology installed in our current plants or any of our future plants, less desirable or obsolete. These advances may also allow competitors to produce BioOil at a lower cost than us. If we are unable to adopt or incorporate technological advances, our BioOil production methods and processes could be less efficient than our competitors, which could cause us to become uncompetitive or completely obsolete. If competitors develop, obtain or license technology that is superior to ours or that makes our technology obsolete, we may be required to incur significant costs to enhance or acquire new technology so that our BioOil production remains competitive. Alternatively, we may be required to seek third-party licenses, which could also result in significant expenditures. We cannot guarantee or assure that third-party licenses will be available or, once obtained, will continue to be available on commercially reasonable terms. These costs could negatively impact our financial performance by increasing our operating costs and reducing our net income.

As domestic BioOil production comes to grow, BioOil prices may decline which could significantly reduce sales.

The number of BioOil plants being developed and constructed is increasing. If the demand for BioOil does not grow at the same pace as increases in supply, we would expect the price for BioOil to decline. Declining BioOil prices will result in lower revenues and may reduce or eliminate profits.

Risks Related to our Common Stock

The ability to trade the Company’s stock may be limited.

Shares of our common stock currently trade on the Over-the-Counter Bulletin Board market. This market may not provide the same liquidity for the trading of securities as NASDAQ or other exchanges. Our stock presently falls within the definition of a “penny stock” as defined in SEC rules.

Generally, the penny stock rules require a broker-dealer, before executing a transaction in a penny stock to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. In addition, the penny stock rules generally require that the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to the penny stock rules. Therefore, investors may find it more difficult to sell their shares.

Our stock price is volatile and could decline in the future.

Market prices for our common stock are influenced by many factors and are subject to significant fluctuations in response to variations in our operating results and other factors. Historically, the trading price of our stock has been volatile. Factors that could affect our future stock price, and create volatility in our stock price, include the price and demand for BioOil, the price and availability of oil and gasoline, regulatory changes that affect the price of BioOil, the existence or discontinuation of legislative incentives for renewable fuels, the trading price of the stock of our competitors, investor perceptions of the Company, interest rates, general economic conditions and those specific to the industry, developments with regard to our operations and activities, our future financial condition, and changes in our management.

We do not foresee paying cash dividends in the foreseeable future.

We have not paid cash dividends on our stock and we do not plan to pay cash dividends on our stock in the foreseeable future.

ITEM 4.               INFORMATION ON THE COMPANY

A.                         HISTORY AND DEVELOPMENT OF THE COMPANY

General

The Company’s principal business is the development and commercialization of technology for biomass-to-liquid fuel conversion using a process called “Fast Pyrolysis”. Fast Pyrolysis is a process that rapidly heats biomass in the absence of oxygen to produce a liquid fuel (“BioOil”). BioOil is a clean, renewable fuel which, providing the equipment is suitably modified, can replace natural gas, diesel and other fossil fuels to produce power, mechanical energy and heat in certain industrial boilers, fuel gas turbines and other industrial applications. The Company aims to generate significant amounts of energy, in the form of BioOil fuels, based upon utilization of relatively abundant and inexpensive biomass waste streams from agricultural and forest operations and other post-industrial biomass residues. In many cases, the feedstock sources are costly to dispose of and therefore are available at little to no cost or are potentially revenue generating when converted into BioOil. The process of biomass to energy conversion is sustainable, renewable and greenhouse gas neutral, and is consistent with other renewable energy sources such as wind, hydro and solar. We believe that the significant advantage of biomass energy over other renewable forms of energy, is that biomass is capable of delivering energy on a 24/7 basis, whereas wind, hydro and solar energy sources are all subject to natural fluctuations often entailing downtime.

Dynamotive is attempting to establish its patented technology as the industry standard for the production of liquid biomass based fuels (other than ethanol and biodiesel), in competition with other pyrolysis technologies, and other biomass to energy applications. The Company’s Fast Pyrolysis process converts raw forest and agricultural biomass residues such as sawdust, sugar cane bagasse, rice husks and wheat straw, amongst others, into three fuel types: Liquid (BioOil), Solid (char) and Gas (non-condensable gases). The non-condensable gases are used to fuel the pyrolysis process, and char, which is similar to coal, is a reuseable “green” fuel. The entire system is a closed loop with virtually no emissions or waste by-products. The process was developed by Resource Transforms International, Ltd. (“RTI”).

The Company and its partners are also engaged in research and development on a range of derivative products that, if successful, could further enhance the market and value for BioOil as an alternative fuel and product source.

Development of Our Business

The Company was incorporated on April 11, 1991 in the Province of British Columbia, Canada, under the name of Dynamotive Canada Corporation. On October 31, 1995, the shareholders approved a change of name to Dynamotive

Technologies Corporation and on June 26, 2001, the shareholders again approved a change of name to Dynamotive Energy Systems Corporation.

In 1996, the Company obtained the exclusive worldwide rights from RTI for air emission control products from this technology. In 1998, this exclusive arrangement with RTI was expanded to include the Fast Pyrolysis process and virtually any new products derived from BioOil including fuels and slow release fertilizers. In February 2000, the Company acquired the patent to this technology from RTI and entered into a research agreement with RTI on biofuels and BioOil derivative products. The research agreement has terminated and the patents are now owned royalty-free by the Company.

In September 2006, the Company and Pendana Limited BVI (“Pendana”) also entered into joint venture agreement to establish Dynamotive Biomass Resource Corporation (“DBRC”) (a company incorporated federally in Canada) with the purpose of securing biomass and to source project development opportunities and additional biofuel and green credit pipeline opportunities. Pursuant to terms of the agreement, the Company earned a 51% interest in DBRC by contributing cash of $500,000 and granting DBRC certain rights associated with specific biomass development opportunities in Canada, South America, and Europe. In return for a 49% ownership in DBRC, Pendana’s contribution amounted to cash payments totaling $2,000,000. In addition, the Company agreed to lend DBRC up to $1 million, with terms to be entered into at a later date. Pendana further agreed to provide a $20 million revolving line of credit to DBRC. Any sums advanced under this credit facility shall at Pendana’s sole discretion, be repayable on demand and shall bear interest at 4% above the rate of the Royal Bank of Scotland. Pendana shall be entitled to security in the projects or assets funded under this clause of the credit facility. As at December 31, 2007 and to date, no funds have been advanced by Pendana under this credit facility.

In September 2006, the Company and Pendana also entered into an agreement in connection with the Company’s then wholly-owned subsidiary Dynamotive Europe Limited (“DEL”). The agreement was made in an effort to establish DEL as a permanent presence in Europe to develop European projects. Under the terms of the agreement, Pendana completed a private placement with the Company, whereby the Company issued 2,332,361 common shares and 583,090 share purchase warrants for gross cash proceeds of $2,000,000. The warrants were exercisable at $1.26 and expired unexercised on February 24, 2007. In addition, the Company issued a total of 3,000,000 warrants, with an exercise price of $1.2375, to Pendana, 1,000,000 of these warrants expired unexercised on April 24, 2007 and the remaining 2,000,000 warrants expired unexercised on February 28, 2007. Pendana also received a 20% interest in DEL, with Dynamotive maintaining the remaining 80% interest. The Company further agreed to loan DEL $2,000,000 on commercial terms.

Pursuant to the terms of the agreement, 20% of the net cash generated by DEL will be distributed to Pendana’s agent and 80% to the Company in settlement of the intercompany debt. In the event DEL wishes to seek further debt or equity funding to finance specific projects at any time following the date of the agreement, Pendana shall have the right of first refusal.

In July 2007, the Company entered into a share exchange agreement with Pendana, whereby Pendana agreed to sell its 49% (490,000 common shares) of DBRC in consideration of the issuance of 2,000,000 common shares of the Company having a fair value of $1.02 per share which were issued to Pendana in August 2007.

As at December 31, 2007, the Company had six wholly-owned subsidiaries, which are described below under “Organizational Structure”.

The principal executive office of the Company is Suite 230 - 1700 West 75th Avenue, Vancouver, British Columbia, Canada, V6P 6G2 (Telephone: 604-267-6000).

B.                         BUSINESS OVERVIEW

General

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

The Company is currently commercializing its Fast Pyrolysis biomass-to-energy technology that converts low or zero cost forest and agricultural biomass residues into liquid BioOil that is then used as a “green” renewable fuel alternative for power generation, industrial use or as the raw material for a range of derivative products. In 2005 the Company completed construction of its first 100 tonnes per day (tpd) commercial scale plant (which has been upgraded and expanded to 130 tpd capacity), located adjacent to the Erie Flooring and Wood Products manufacturing plant in West Lorne, Ontario, Canada. In addition, the Company is currently in commissioning, or testing for start up, of a 200 tpd plant in Guelph, Ontario, Canada which is expected to enter operation in the first half of 2008.

Initial applications for BioOil are targeted for generating heat, power and mechanical energy in industrial boilers, gas turbines and stationary reciprocating engines. The Company’s Fast Pyrolysis process converts raw forest and agricultural biomass residues such as sawdust, sugar cane bagasse, rice husks and wheat straw, amongst others, into three fuel types: Liquid (BioOil), Solid (char) and Gas (non-condensable gases). The char produced in this process can also be used as a fuel or as a feedstock for the production of charcoal briquettes, in its raw form as a coal or coke alternative; or in other potential value added applications including activated carbon for use in the water and wine industries and carbon black for domestic and industrial uses. The char can also be added back into the BioOil to produce an “Intermediate” grade BioOil (“BioOil Plus”) with higher energy content. The noncondensable gases are re-cycled in the Fast Pyrolysis process and provide the majority of the energy required for the process.

Development and Commercialization of our Technology

The six phases of our development and commercialization program are as described below:

Phase 1: Bench scale, “proof of concept” was completed by RTI in 1996. Dynamotive licensed the Fast Pyrolysis technology in 1997 and purchased the exclusive worldwide rights to the technology from RTI in 2000.

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

Phase 4: Dynamotive completed commissioning of a new 10 tpd pilot plant in March 2001 which was de-commissioned in December 2002. The plant was built to industrial specifications complete with a state-of-the-art distributed control system (DCS). The plant had a production capacity of 6,000 liters of BioOil per day and achieved or exceeded this capacity output for more or less continuous periods of up to 10 days at a time. The plant has exceeded design parameters operating on a continuous basis at 50% above its nominal design capacity.

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

During the period January 1 to December 31, 2006, the plant was either producing or available (e.g. reactor warm) for 135 days. During this period, the West Lorne plant produced BioOil and Char for a number of purposes including BioOil shipments to the US of $123,954 and deliveries of electricity to the grid of $30,966; successful commercial scale fuel demonstrations in a number of industries within Canada; running of the turbine; providing BioOil for business development and research initiatives in North America and Europe (including emulsification development); and providing a commercial scale platform for the Company in its evaluation of design and process improvements for its 200tpd unit now in commissioning in Guelph.

In December 2006, the Company began an upgrade and expansion of the West Lorne plant to increase its capacity to 130 tonnes per day. The expansion has been completed and the facility is expected to re-enter regular operations in the second quarter of 2008.

The West Lorne facility has provided Dynamotive with a showcase of its commercial BioOil technology to many interested companies and government institutions and has been fundamental in the Company’s successes in sale of plant and master licenses previously disclosed and those currently in negotiation.

Phases 6/7: The Company is currently in commissioning and initial operation of its first 200 tpd plant, located in Guelph, Ontario, Canada. With completion of the Guelph 200 tpd plant, Dynamotive and partners plan to develop multiple commercial plants at the 200 tpd scale and larger and to bring the costs of the plants down significantly. The Company is presently seeking to secure rights to multiple ‘high disposal cost’ biomass waste streams around the world, in order to accelerate its commercial efforts. The Company believes that by securing rights to these biomass waste streams and related BioOil, power and/or energy purchase commitments will be able to catalyze the development of commercial BioOil projects that incorporate the design, engineering and licensing of its Fast Pyrolysis technology.

The Company has commitments of approximately $2.3 million in capital expenditures in 2008.

By virtue of being derived from biomass residues, all BioOil fuels are considered to be carbon dioxide and greenhouse gas neutral. When combusted, they produce no sulfur dioxide and significantly reduced nitrogen oxide emissions compared with hydrocarbon fuels, therefore having significant environmental benefits over these fuels with respect to atmospheric pollution.

BioOil Production Process

In the Fast Pyrolysis process, biomass waste materials are rapidly heated in the absence of oxygen in a reactor. The rapidly vaporized volatiles are then quickly condensed, forming a liquid fuel referred to as BioOil, solid char and non-condensable gases. Depending upon the feedstock used (many different sources of feedstock have been bench tested thus far), the process typically produces 60-75 tons of BioOil, 15-20 tons of char and approximately 15 tons of non-condensable gases from 100 tons of biomass residues. The Company believes that the overall simplicity of the Fast pyrolysis process and the fact that all the major equipment is already well proven in existing related industrial applications gives the Company’s BioOil technology competitive advantages over other pyrolysis conversion technologies such as lower capital and operating costs, higher product yields, a significantly higher quality BioOil and the flexibility to process a wide variety of feedstocks.

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

The Company’s 10 tpd BioOil plant was commissioned in March, 2001. Commissioning included a sustained 10 day, 24 hr/7 day a week operation which demonstrated that this design with minor adjustments could process 14.5 tpd rather than the estimated 10 tons. The Company believes that the plant conforms to all applicable British Columbia safety, electrical and mechanical design standards, utilizing state-of-the-art “smart” instrumentation and a high-powered industrial-grade distributed control system. The Company adopted this design policy in order to facilitate easy scale-up to commercial plant capacities.

BioOil Production Facilities and Markets

During 2004, the Company began construction of its first 100 tpd plant in Ontario, Canada at the Erie Flooring and Wood Products (“Erie Flooring”) facilities in West Lorne, Ontario, Canada (“West Lorne”). The integrated plant utilizes wood residue from Erie Flooring’s operations and is comprised of wood conditioning equipment, pyrolysis plant and power island. Pyrolysis and generation equipment are to be provided by Dynamotive and Magellan Aerospace, Orenda division (Orenda) respectively. Erie Flooring provides wood residue for the project and will receive char for process heat for its operations. The project began to export green power to Ontario’s grid system in 2005. The project is expected to reach operating cash flow positive in 2008 based on sales of BioOil for energy and derivative products and sales of electricity. Operating costs are expected to be approximately $2 million per year or more on a normalized basis.

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

A small fire in an isolated area of the West Lorne Plant occurred on April 10th 2008. There were no injuries and there was no need to evacuate the plant. No significant damage to the plant is reported, and product storage areas were not affected. Work continues to investigate the event and establish a schedule for repairs, which are expected to take approximately two months. While the total cost of the repairs cannot be precisely estimated at this time, it is expected that the majority of any costs will be covered by insurance. Production commitments will be met from the Guelph Plant in the interim period.

During 2006 the Company began construction of a 200 tpd BioOil production facility in Guelph, Ontario, Canada. The Company owns the plant and intends to lease it to Evolution BioFuels Inc., the entity that will operate the plant. Construction of the plant was completed in 2007 and it has entered commissioning. The plant will produce BioOil Plus, which is a mixture of BioOil and char. The Guelph plant is located on land that is currently the subject of a title dispute. The outcome of the dispute is uncertain however it could have a material impact on the carrying value of the Guelph plant.

The Company believes that the near term commercial application for BioOil is as a clean burning fuel that can be used to replace natural gas, diesel and other fossil fuels in boilers, gas turbines and slow and medium speed reciprocating engines for heat and power generation, to replace natural gas in the forest industry and for lumber dry kiln and lime kiln applications. Initial markets are expected to include Canada, the US, Europe, Latin America, Asia and Island based economies.

Orenda is in the second phase of a program to develop a commercial gas turbine package fueled by Dynamotive’s BioOil. The 2.5 MW (megawatt) GT2500 turbine was successfully commissioned on BioOil in 2005 and is at the West Lorne site. Orenda has also identified further commercial scale projects for its turbines and BioOil, in addition to West Lorne as referred to above.

Dynamotive also targets the industrial fuels market. Working with the Canadian federal department of Natural Resources CANMET Energy Technology Centre in Ottawa, Ontario, it developed a burner nozzle design for stable BioOil fuel combustion. This has created opportunities for early commercial applications for BioOil as a clean burning fuel to replace natural gas, diesel and other fossil fuels in the multi-billion dollar industrial boilers, kiln fuels and specialty heating applications markets. Testing of BioOil in lumber kilns was successfully completed in 2002. In 2003, Dynamotive completed pilot scale limekiln testing of BioOil fuel in conjunction with the University of British

Columbia (UBC) and in July 2006 completed an industrial scale lime kiln burn in British Columbia, Canada. In 2006, the Company also completed test burns in greenhouses and in an aluminum smelter with Alcoa. Customers for BioOil fuels could potentially include local, regional and international power generators and electrical utilities (fuel substitution in large scale power plants and fuel for district heating), fuel distributors, forest companies (natural gas substitute in lime kilns, lumber kilns and boilers), oil and gas producers (steam production for extraction) and manufacturing companies (process heat) including sawmills, pulp mills and greenhouses. Beyond the programs above, testing continued with various industrial burner and boiler combustion experts and manufacturers and with industrial customers in 2006. These tests are a necessary prerequisite to long term fuel sales agreements.

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

BioOil Applications and Derivative Products

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

Over the longer term, the Company believes that exploitation of specialty chemicals contained in BioOil has the potential to create significant value. Dynamotive and collaborating research institutions are developing techniques to extract chemicals such as hydroxyacetaldehyde, levoglucosan, levoglucosenone, acetol, acetic acid and formic acid. These chemicals have a wide variety of possible applications including food flavorings, adhesives, resins, pharmaceuticals, bio-based pesticides and paper brighteners.

Char Production

Char is a significant co-product of the Company’s pyrolysis process comprising 15% to 20% yield from the input biomass at a value of approximately one half that of BioOil on a weight basis when used for fuel purposes. Char is a granular solid with properties similar to coal. At 23 – 30 Giga Joules per tonne, pyrolysis char has a higher heating value than wood and many grades of coal. Like BioOil, it is a “green” fuel which is CO2 (carbon dioxide) neutral and contains virtually no sulfur. Char can be either sold separately or ground down and re-introduced to the BioOil (as is being done in Guelph) to create BioOil Plus, an intermediate grade higher energy content industrial fuel.

A commercial scale BioOil plant processing 200 tpd of wood residue is expected to produce approximately 13,000 tons per year of char with a total energy value of approximately 300,000 Giga Joules, dependent on the composition and species of the feedstock.

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

In 2007 the Company conducted testing in Iowa using char as a soil enhancing agent in order to develop the potential use of char to increase soil fertility and crop yield.

Sales and Marketing

The Company has been conducting its own sales and marketing activities and to date has sold a minimal amount of its product. The Company currently has two plants in Canada and is developing opportunities globally. There is no seasonality in current operations. Marketing of fuels is conducted directly with industrial customers. As commercial operations increase, the Company plans to expand its sales and marketing activities internally, as well as engage third parties to assist in the sales and marketing of the Company’s products.

Strategic Partners, Investment and Government Funding

The Company’s BioOil technologies are consistent with the environmental and economic objectives of many governments around the world.

The Company has received strong support from Canadian government departments and funded entities.

During 1997, the Company entered into a contribution agreement with Industry Canada- Industrial Technologies Office (“ITO”) (formerly known as Technology Partnerships Canada) whereby the Company is entitled to receive a maximum of approximately $8.3 million (Cdn$ 8.2 million) or 37% of eligible expenditures, as defined in the agreement. The agreement, as amended, specifies that in the event commercial viability is achieved, then the assistance is repayable, commencing January 1, 2005 based on royalties from sales of specified products resulting from the project to a maximum of $16.2 million (Cdn$16.0 million) or until the expiration of contract on December 31, 2014.

ITO is a key element in the federal government’s innovation strategy, leveraging private sector investments in research, development and innovation in critical, leading-edge technologies. As at December 31, 2007, the Company had claimed US$8.3 million to fund pre-commercial Fast Pyrolysis research and development. The contribution agreement was amended to confirm a maximum reimbursement cap of $8.3 million and extend the agreement to March 31, 2006. The Company is required to repay these funds from a percentage of future sales up to a maximum of US$16.2 million. The Company will focus all funding from the amended contribution agreement towards construction of a full commercial-scale forestry demonstration BioOil facility in Canada. As the Company has not achieved commercial viability and no revenue has been recorded from the project, no repayment has been made and no amount accrued for ITO assistance as at December 31, 2007.

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

Raw Materials and Suppliers

For the most part, the Company's products are custom designed and manufactured and are not produced for inventory. BioOil plants will only be produced for specific projects with procurement commencing when project funding has been fully committed.

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

Competition

Many of our competitors in the BioOil production and marketing industry have substantially greater production, financial, research and development, personnel and marketing resources than we do. As a result, our competitors may be able to compete more aggressively than we could and sustain that competition over a longer period of time. Our lack of resources relative to many of our competitors may cause us to fail to anticipate or respond adequately to new developments and other competitive pressures. This failure could reduce our competitiveness and cause a decline in our market share, sales and profitability.

The markets for alternative energy technologies is highly competitive, and other providers of such technologies, especially producers of ethanol from biomass, may have various advantages in competition with ours. Many of our competitors have established long-standing relationships with power generation companies, utilities, manufacturers and others that we view as potential customers.

We face market acceptance barriers that do not affect already established technologies. To date, our technology has gained only limited market acceptance.

Intellectual Property

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

As of March 12, 2008, the Company’s key patent is protected in 12 countries, patent applications pending in 4 countries and is scheduled to expire between years 2016 and 2018. A US Patent was granted in February 2006 to expire in year 2024 with respect to an enhancement of the key patent and based on this, a US PCT application was filed in February 2005; a Eurasian patent application was filed in March 2006 including Ukraine. Also in this respect, during 2007, patent applications were filed for protection in Cuba, Mexico, New Zealand, Norway, and Regional Europe.

Research and Development

The company conducts research and development in respect of its production process and products produced or that may be produced. For the years 2007, 2006 and 2005, the Company had expended on an annual basis $2,053,914, $4,629,465 and $3,586,855 respectively, on research and development. Of these amounts, $nil, $227,121 and

$782,423 respectively, were reimbursed by government funding. In 2007, the Company also offset product sales of $13,911 (2006 - $154,560; 2005 - $nil) against research and development expenses, which are considered incidental sales of BioOil until such time as the Company’s plant has reached commercial production levels.

Effect of Governmental and Environmental Protection Regulations

Operators of the Company’s pyrolysis plants will be subject to extensive federal, provincial, state or foreign governmental and environmental laws. If full commercial use of BioOil in power generation, heat and other applications commences, the Company will become subject to various federal, local and foreign laws and regulations pertaining to the discharge of material into the environment, the use of biological waste products as feedstock, and otherwise relating to the protection of the environment. The Company believes that it has been in compliance with such laws to date.

Organizational Structure

As at December 31, 2007, the Company had six wholly-owned subsidiaries Dynamotive Canada Inc., incorporated under the laws of Canada in 2000; Dynamotive Corporation, incorporated under the laws of Rhode Island, U.S.A. in 1990; Dynamotive USA Inc. incorporated under the laws of Delaware, U.S.A. in 2006; Dynamotive Latinoamericana S.A., incorporated under the laws of Buenos Aires, Argentina in 2006; First Resources Corporation, incorporated under the laws of British Columbia, Canada in 2006; and Dynamotive Biomass Resource Corporation, incorporated under the laws of British Columbia, Canada in 2006. In addition, the Company maintains an 80% ownership interest in Dynamotive Europe Limited, formally known as Dynamotive Technologies (UK) Ltd, incorporated in the United Kingdom in 1996 and owns a 99.98% interest in the West Lorne BioOil Co-Generation LP, formed under the laws of Ontario, Canada in 2003. Dynamotive Canada Inc. acts as the General Partner of the Limited Partnership, which operates the West Lorne BioOil and electricity generation plant.

Employees

The Company currently has 36 full-time employees.

Property, Plants and Equipment

The Company’s office facilities are leased. The Company’s corporate headquarters, leased for a five-year period which commenced in May 2004, are located in a business park complex in Vancouver, BC, Canada with approximately 8,000 square feet of office space. The Company’s principal capital assets are the West Lorne Plant discussed above and the Guelph plant currently in commissioning.

We own a commercial scale BioOil and electricity plant located in West Lorne, Ontario, Canada that converts raw wood into three fuel types, BioOil, char and non-condensable gases, using the Fast Pyrolysis process. The plant is approximately 18,000 square feet in size. Construction of the plant was completed in 2005, with a capacity of processing 100 tonnes per day of wood. In December 2006, we began an upgrade and expansion of this facility to increase its capacity to 130 tonnes per day which has been completed. We are currently commissioning the facility and the facility is expected to begin regular operations in mid 2008.

In April 2007, the Company entered into amended agreements with Erie Flooring and Wood Products (“Erie”) regarding the supply by Erie of wood chips to the West Lorne BioOil plant over the next 12 years at no charge and the provision of char from the BioOil plant to Erie at no charge. In relation to these agreements, Dynamotive has paid for the purchase and installation of a char based boiler system and related char delivery infrastructure at Erie. The asset will be amortized evenly over the life of the wood supply contract. As the recovery of the amount is not “probable” the $998,008 asset has been expensed under US GAAP.

We own a commercial scale BioOil plant located in Guelph, Ontario, Canada that also converts raw biomass residues into BioOil, char and non-condensable gases, using the Fast Pyrolysis process. The plant is approximately 52,000 square feet in size. Construction of the plant was completed in 2007, and the plant is capable of processing 200 tonnes per day of wood. We are currently commissioning the facility and the facility is expected to begin regular operations in mid 2008.

ITEM 4A.            UNRESOLVED STAFF COMMENTS

None.

ITEM 5.               OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The financial information presented below should be read in conjunction with our audited consolidated financial statements and the notes thereto, and with the information appearing under the headings “Information on the Company” and “Operating and Financial Review and Prospects”, included elsewhere herein.

Our audited consolidated financial statements have been prepared under Canadian GAAP in U.S. dollars. Additional information is presented to show the differences which would result from the application of US GAAP to the Company’s financial information. Refer to Note 25 of the audited consolidated financial statements included herein for a discussion of the material differences between Canadian GAAP and US GAAP and their effect on the Company’s financial position and results of operations.

In 2003, we began construction of a BioOil production plant, which was initially commissioned, or tested for start up, in 2005. In December 2006, we began an upgrade and expansion of this plant to increase its capacity. In 2006, we began construction of another BioOil production plant, which we are currently commissioning. Accordingly, the financial information presented below may not be comparable from period to period. See “Information on the Company” for a description of the development of our business.

Our Business

Our principal business is the development and commercialization of technology for biomass-to-liquid fuel conversion using a process called “Fast Pyrolysis”. Fast Pyrolysis is a process that rapidly heats biomass in the absence of oxygen to produce a liquid fuel (“BioOil”). BioOil is a clean, renewable fuel which, providing the equipment is suitably modified, can replace natural gas, diesel and other fossil fuels to produce power, mechanical energy and heat in certain industrial boilers, fuel gas turbines and other industrial applications. We aim to generate significant amounts of energy, in the form of BioOil fuels, based upon utilization of relatively abundant and inexpensive biomass waste streams from agricultural and forest operations and other post-industrial biomass residues. In many cases, the feedstock sources are costly to dispose of and therefore are available at little to no cost or are potentially revenue generating when converted into BioOil. The process of biomass to energy conversion is sustainable, renewable and greenhouse gas neutral, and is consistent with other renewable energy sources such as wind, hydro and solar. We believe that the significant advantage of biomass energy over other renewable forms of energy, is that biomass is capable of delivering energy on a 24/7 basis, whereas wind, hydro and solar energy sources are all subject to natural fluctuations often entailing downtime.

Plan of Operations

We have completed the expansion of the capacity of our plant located in West Lorne, Ontario, Canada to 130 tpd, and have completed constructions and are testing our 200 tpd plant located in Guelph, Ontario, Canada. We plan to start up production at these plants and ramp up sales and marketing of our products in 2008, and with our partners, going forward we plan to develop multiple commercial plants at the 200 tpd scale and larger and to bring the costs of the plants down significantly. We are presently seeking to secure rights to multiple ‘high disposal cost’ biomass waste streams around the world, in order to accelerate its commercial efforts. We believe that by securing rights to these biomass waste streams and related BioOil, power and/or energy purchase commitments will be able to catalyze the development of commercial BioOil projects that incorporate the design, engineering and licensing of its Fast Pyrolysis technology.

We have funded our operations primarily from the sale of our common stock. As at December 31, 2007, we had cash and cash equivalents of $1,796,822 and a working capital deficiency of $3,024,446. We plan to spend approximately $12 million in 2008 to pursue our plan of operations for the next 12 months. With the current cash on hand of $1,796,822 and estimated cash flow from product sales of $2 million, we do not have sufficient internally generated cash flows to satisfy our cash requirements over the next 12 months. To meet those cash requirements we will need to secure equity and debt financing in the amount of $8 million to $10 million or more. There is no assurance however that we will obtain positive cash flow from product sales or be able to obtain sufficient equity or debt financing to satisfy our cash requirements for the next 12 months.

Beyond the next 12 months, we will be required to obtain additional financing in order to continue our plan of operations as we anticipate that we will not earn sufficient revenues. We anticipate that additional funding will be in the form of equity financing from the sale of our common stock plus debt financing. However, there can be no assurance that we will be able to raise sufficient funding from the sale of our common stock to fund our business plan going forward.

Results of Operations

During the year ended December 31, 2007, the Company recorded a net operating loss of $14,220,404 compared to a net operating loss of $14,252,382 for the year 2006. The decrease in operating loss in 2007 as compared to 2006 was primarily attributable to (i) a decrease in marketing and business development expense, (ii) a decrease in research and development expenditures, (iii) a decrease in interest expense; (iv) an increase in foreign exchange gain; partially offset by (v) an increase in general and administrative expense and (vi) an increase in amortization and depreciation. During the year ended December 31, 2006, the Company recorded a net operating loss of $14,252,382 compared to a net operating loss of $11,997,344 for the year 2005. The increase in operating loss in 2006 as compared to 2005 was primarily attributable to (i) increased activity related to construction of a second, 200 tpd plant, (ii) an increase in marketing and business development expense, (iii) an increase in research and development expenditures and (iv) an increase in general and administrative expense.

The basic and diluted loss per common share was eight cents ($0.08) for the year 2007 compared to nine cents ($0.09) for the year 2006. The decrease in basic and diluted loss per share for 2007 was due to a combination of the decrease in the loss for the year and the increase in the weighted average number of Common Shares outstanding from 153,685,553 shares in 2006 to 189,573,764 in 2007. The basic and diluted loss per common share was nine cents ($0.09) for the year 2006 compared to eleven cents ($0.11) for the year 2005. The decrease in basic and diluted loss per share for 2006 was due to a combination of the increase in the loss for the year and the increase in the weighted average number of Common Shares outstanding from 108,009,185 shares in 2005 to 153,685,553 in 2006.

Marketing and business development decreased to $1,601,723 in 2007 from $1,768,063 in 2006. The decrease was due mainly to the decrease of business development activities and participation in major environmental conferences during the 2006 period. Marketing and business development increased to $1,768,063 in 2006 from $1,199,959 in 2005. The increase was due mainly to the increase of business development activities, like public investor relation, commissions paid on the Company’s initial License sales and the corporate brand implementation, and to increased participation in a major environmental conference during the year.

For the years 2007, 2006 and 2005, the Company had expended on an annual basis $2,053,914, $4,629,465 and $3,586,855 respectively, on research and development. Of these amounts, $nil, $227,121 and $782,423 respectively, were reimbursed by government funding. In 2007, the Company also offset product sales of $13,911 (2006 - $154,560; 2005 - $nil) against research and development expenses, which are considered incidental sales of BioOil until such time as the Company’s plant has reached commercial production levels. The level of research and development expenditure has decreased in 2007 in support of development of the commercial scale plant and other product development activities. The decrease was due to reduced activity in engineering development of the commercial scale plant and other product development activities.

General and administrative expenses increased to $11,026,616 in 2007 from $7,763,275 in 2006. The increase in 2007 was mainly due to increased activity, an increase in consulting expenses, an increase in non-cash compensation of $739,577 and an increase in the Company’s development activities with its 200 tpd plant in Guelph, Ontario. General and administrative expenses increased to $7,763,275 in 2006 from $6,257,086 in 2005. The increase in 2006 was mainly due to increased activity, an increase in consulting expenses, an increase in non-cash compensation of $244,014 and an increase in the Company’s development activities with its 200 tpd plant in Guelph, Ontario.

Amortization and depreciation increased slightly to $144,168 in 2007 from $124,067 in 2006. Amortization and depreciation decreased to $124,067 in 2006 from $148,556 in 2005 due to the write-off of the 10 tpd pilot plant at the year end 2005.

Interest and other income decreased to $207,099 in 2007 from $493,610 in 2006 due mainly to lower cash balances and decreased in interest income from investments in short-term money market deposits. Interest and other income increased to $493,610 in 2006 from $5,614 in 2005 due mainly to higher cash balances and the resultant interest income from investments in short-term money market deposits.

Interest expense decreased in 2007 to $22,207 from $505,340 in 2006 due mainly to the decrease in long-term and convertible debenture financing. Interest expense decreased in 2006 to $505,340 from $1,445,918 in 2005 due mainly to the decrease in long-term and convertible debenture financing. Also, all of the outstanding convertible debenture and long-term debt financing were paid off during the first six months of 2006.

Loss on settlement of accounts payable increased to $111,108 in 2007 from $98,189 in 2006 due to a non-cash compensation payment exceeding the book value of the outstanding payable.

Loss on sale of interest in subsidiary was $nil in 2007 compared to $420,400 in 2006. The amount of loss $420,400 in 2006 due mainly to the sale of a 20% interest of Dynamotive Europe Limited and the loss arises from the issue of common share purchase warrants related to this transaction.

There was no write-down of long-term assets in 2007 and 2006. Loss on the write-down of long-term assets increased to $200,457 in 2005 as the Company wrote-off its 10 tpd pilot plant as management determined its value was permanently impaired.

Currency exchange gain in 2007 amounted to $418,868 compared to a gain of $88,888 in 2006. Currency exchange gain in 2006 amounted to $88,888 compared to a gain of $33,677 in 2005. These non-cash changes were due to the depreciation of the US dollar.

Liquidity and Capital Resources

During the year ended December 31, 2007, the Company used cash in operating activities and in investing activities of $10,809,770 and $21,018,846 respectively, and generated cash from financing activities of $24,008,567. During the year ended December 31, 2006, the Company used cash in operating activities and in investing activities of $9,402,744 and $10,339,843 respectively, and generated cash from financing activities of $27,641,031. During the year ended December 31, 2005, the Company used cash in operating activities and in investing activities of $6,734,729 and $1,775,189 respectively, and generated cash from financing activities of $9,769,211.

The principal sources of liquidity during the year ended December 31, 2007 were (i) $22,983,149 in net proceeds after deducting related issue costs and expenses from private placement offerings of the Company’s Common Shares and the exercise of Common Share options and warrants for cash, (ii) $130,000 in deposits for Common Shares to be issued in 2008 pursuant to the exercise of warrants, (iii) $500,000 of joint-venture deposit received, (iv) $419,351 decrease in government grant receivable; less (v) $23,933 in repayment of loan.

For the previous year ended December 31, 2006, the principal sources of liquidity during the year ended December 31, 2006 were (i) $27,495,575 in net proceeds after deducting related issue costs and expenses from private placement offerings of the Company’s Common Shares and the exercise of Common Share options and warrants for cash, (ii) $18,091 in deposits for Common Shares to be issued in 2007 pursuant to the exercise of warrants, (iii) $1,500,000 increase in joint-venture deposit received; less (iv) $899,184 decrease in long term loan and (v) $473,451 increase in government grant receivable.

For the year ended December 31, 2005 principal sources of liquidity during the year ended December 31, 2005 were (i) $6,398,254 in net proceeds after deducting related issue costs and expenses from private placement offerings of the Company’s Common Shares and the exercise of Common Share options for cash, (ii) $1,957,000 in deposits for Common Shares to be issued in 2006 pursuant to private placement offerings commenced in 2005, (iii) $1,825,000 increase in short-term convertible loan, (iv) $42,331 decrease in repayment of short-term loan and (v) $368,712 increase in government grant receivable.

Overall change in cash position in 2007 was a decrease in cash of $7,549,712 as compared to an increase of $7,918,066 in the previous year in 2006. Overall cash flows decreased in 2007 due to decreased financing activities and significantly increased acquisition of capital assets (Guelph and West Lorne plants). During the previous year ended December 31, 2006, overall change in cash position was an increase in cash of $7,918,066 as compared to an increase of $1,291,497 in the previous year in 2005. Overall cash inflows increased during 2006 due to significantly increased financing activities.

The net amount of cash used in operating activities during 2007 increased by 15% (over cash used in operating activities during 2006) due to the construction of the Company’s 200 tpd plant in Guelph, Ontario. Cash used in operating activities consisted primarily of a net loss for 2007 of $14,220,404 less non-cash expenses of (i) amortization of $144,168, (ii) loss on settlement of accounts payable of $111,108, (iii) loss on purchase of interest in subsidiary of $238,346 and (iv) equity compensation expenses of $3,632,561.

The net amount of cash used in operating activities during 2006 increased by 40% (over cash used in operating activities during 2005) due to the construction of the Company’s 200 tpd plant in Guelph, Ontario and the resulting increase in business development activities. Cash used in operating activities consisted primarily of a net loss for 2006 of $14,252,382 less non-cash expenses of (i) amortization of $124,067, (ii) accretion expense in the amount of $208,022, (iii) loss on settlement of accounts payable of $98,189, (iv) loss on sale of interest in subsidiary of $420,400, and (v) equity compensation expenses of $4,337,590.

The net amount of cash used in operating activities during 2005 increased by 134% (over cash used in operating activities during 2004) due to the commissioning of the Company’s 100 tpd plant in West Lorne, Ontario and the resulting increase in business development activities. Cash used in operating activities consisted primarily of a net loss for 2005 of $11,997,344 less non-cash expenses of (i) amortization of $148,556, (ii) equity compensation expenses, $3,697,057, (iii) loss on write-down of property, plant and equipment of $200,457, and (iv) accretion expense in the amount of $1,068,192.

Financing activities during 2007 generated a net increase in cash of $24,008,567, primarily from the Company’s private placements of Common Shares. Financing activities during 2006 generated a net increase in cash of $27,641,031, primarily from the Company’s private placements of Common Shares and contribution received from joint venture. Financing activities during 2005 generated a net cash inflow of $9,769,211, primarily from the Company’s private placements of Common Shares and the proceeds from convertible debentures.

Investing activities in 2007 resulted in the use of cash, net of grants, in the amount of $21,018,846 that consisted of $20,172,180 incurred in the acquisition of capital assets (Guelph plant and West Lorne plant), an increase of long term deferred assets of $500,000, and an increase of long term loan receivable of $346,666. Investing activities in 2006 resulted in the use of cash, net of grants, in the amount of $10,339,843 that consisted of $10,496,423 incurred in the acquisition of capital assets (Guelph plant), $21,016 expended on patents, and a $177,596 decrease in restricted cash. Investing activities in 2005 resulted in the use of cash, net of grants and disposal, in the amount of $1,775,189 that consisted of $1,580,195 incurred in the acquisition of capital assets, $22,181 expended on patents and $172,813 increase in restricted cash (funds held in escrow as collateral for short-term convertible debentures).

As at December 31, 2007, the Company had a working capital deficiency of $3,024,446 and incurred a net loss of $14,220,404 for the year ended December 31, 2007, and has an accumulated deficit of $87,320,183

In the year ended December 31, 2007, Dynamotive had no commercial revenue from its core BioOil operations. Sales revenue going forward is uncertain and the Company is therefore dependent on its financing activities to fund its operations. The proceeds from the recent equity financing, together with Industrial Technologies Office (“ITO”) (formerly known as Technology Partnerships Canada) funding receivable, will be applied to finance the Company’s ongoing research and development and commercial demonstration activities and to support its efforts to obtain the award of customer contracts. Dynamotive will be required to raise sufficient additional funds to finance its commercialization strategy. The raising of additional finance to fund operations is subject to uncertainty. There is no assurance that such financing will be available on commercially reasonable terms, if at all. Dynamotive’s operations are subject to all of the risks inherent in the establishment of a new business enterprise and in particular Dynamotive will require significant additional financing in the future to develop and market its technology to its full potential.

In addition to equity offerings during 2007, the Company has been able to draw significantly from government grant and loan facilities, including the Government of Canada’s ITO program both for expenditures made in 2005 and technical and project related expenditures in 2006. The Company’s agreement with Industrial Technologies Office pertains to maximum funding of US$8.3 million (C$8.235 million), of which $7.5 million (C$ 7.4 million) has been received as of December 31, 2007 and $0.8 million is included in government grants receivable.

During the first quarter of 2007, the Company raised subscription funds of $2.5 million relating to the private placement commenced during the first quarter of 2007 at subscription prices ranging from $1.085 to $1.10 per share. 2.28 million shares and 570,064 Common Share Purchase Warrants were issued as a result of this funding.

During the second quarter of 2007, the Company raised subscription funds of $1.6 million relating to the private placement commenced during the first quarter of 2007 at subscription prices ranging from $1.02 to $1.10 per share. 1.5 million shares and 260,500 Common Share Purchase Warrants were issued as a result of this funding.

During the third quarter of 2007, the Company raised subscription funds of $1.6 million relating to the private placement commenced during the third quarter of 2007 at subscription prices ranging from $0.81 to $1.01 per share. 1.8 million shares and 885,610 Common Share Purchase Warrants were issued as a result of this funding.

During the fourth quarter of 2007, the Company raised subscription funds of $10.4 million relating to the private placement commenced during the fourth quarter of 2007 at subscription prices ranging from $0.90 to $0.92 per share. 11.2 million shares and 4.5 million Common Share Purchase Warrants were issued as a result of this funding.

In total, the Company raised from private placements during 2007 $16 million in cash for a total of 16.8 million Common Shares and 6 million Common Share Purchase Warrants.

The Company expects to spend approximately $12 million in its operations in the next 12 months. With the current cash on hand, anticipated cash flow from product sales and the potential to secure equity and debt financing, the Company anticipates that it will have sufficient cash resources and available financing to satisfy its cash requirements for the next 12 months. The Company expects to require additional funding for the commercial expansion of its technologies through the year 2008 and beyond. Given market conditions and other factors, there can be no guarantee that the Company will be successful in securing additional finance. If adequate funds are not available on acceptable terms when needed, the Company may be required to delay, scale-back or eliminate the manufacturing, marketing or sales of one or more of its products or research and development programs. The outcome of these matters cannot be predicted at this time. The Company’s future operations are dependent on the market’s acceptance of its products in order to ultimately generate future profitable operations, and the Company’s ability to secure sufficient financing to fund future operations. There can be no assurance that the Company’s products will be able to secure market acceptance. Management plans to raise additional equity financing to enable the company to complete its development plans.

In recognition of our liquidity and capital resources, our independent public accountants have included a comment in their report on our accompanying consolidated financial statements for the year ended December 2007, that expresses substantial doubt as to our ability to continue as a going concern.

Subsequent to the year end, during the period from January 1 to April 11, 2008, the Company issued 1,345,768 common shares for total proceeds of $874,750, relating to a private placement commencing during the first quarter of 2008. In addition during the period from January 1 to April 11, 2008, the Company received $64,500 on the exercise of 25,000 stock options and 75,000 warrants. The Company’s 2008 financing plan is structured to enable completion, commissioning and ramp-up of the Company’s two production plants: The first 200 tonne per day (“tpd”) BioOil manufacturing facility (in Guelph, the plant is to be owned 100% by the Company and leased to Evolution Biofuels Inc., a company owned 20% by the Dynamotive); and in West Lorne, where the Company is completing an upgrade and expansion of the plant and related char boiler system. The core of the strategy surrounds market and project based equity financing that minimizes equity dilution while raising sufficient capital for operations and projects. In addition, the Company will seek asset backed debt financing if such facilities are available on reasonable commercial terms. In connection with the Company’s West Lorne project upgrade and the Guelph project, the Company has committed to outstanding construction commitments of approximately $2.3 million at December 31, 2007.

The Company’s funding plan for 2008 is structured so that equity placements explained above will maintain Company and project operations. Additionally, the Company contemplates a private placement and project finance strategy which, with other project funding and sales, are expected to fund the 200 tpd project and the West Lorne Upgrade which are expected to be completed during 2008. Any delay in securing project funding for a project will delay the commissioning of that project. As mentioned previously, there is no assurance however that the Company will obtain positive cash flow from product sales or be able to obtain sufficient equity or debt financing to satisfy its cash requirements for the next 12 months.

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

Revenue Recognition

Product Sales

The Company recognizes revenue from the sale of products, including BioOil, char, and other by-products, upon shipment of the product when the risk and reward of ownership has been transferred to the customer, provided that the amount is fixed or determinable and collection is reasonably assured.

Licenses and Royalties

Revenue from license agreements may include multiple elements within a single contract. Payments received under license agreements may include the following: non-refundable fees at inception of the contract, fees for services to be performed, milestone payments for specific achievements, and royalty payments based upon resulting sales of products. Agreements with multiple elements are separated into significant discrete units of accounting based on the relative fair value of each element. Revenue is recognized for each element when all significant acts have been completed and delivery has occurred with no substantial risk of return and collectability is reasonably assured. When the fair value cannot be determined, revenue is deferred until objective evidence exists or recognized as the final elements are delivered.

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

In 2006, the Company received a total of $950,000 in payments from three unrelated companies as licensing fees. $500,000 from Rika Ltd. as payment for a Master License to develop project opportunities in the Ukraine and the Baltic republics using Dynamotive’s patented pyrolysis technology; $150,000 from Classic Power Inc. as an initial payment on a Plant License for Guelph, Ontario, Canada; $200,000 from Renewable Oil Corporation Pty Ltd. (“ROC”) for a Master License to develop project opportunities in Australia and $100,000 from ROC as a deposit on an initial plant license and $300,000 initial engineering design services.

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

Investment tax credits are accounted for under the cost reduction method whereby they are netted against the expense or capital asset to which they relate. Investment tax credits are recorded when the Company has incurred the qualifying expenditures and there is reasonable assurance the tax credits will be realized. As at December 31, 2007 and 2006, no investment tax credits have been recognized.

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

During the year ended December 31, 2007, the Company netted $13,911 (2006 - $154,560; 2005 - $nil) of product sales against research and development expenses, which are considered incidental sales of BioOil until such time as the Company’s plant has reached commercial production levels.

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

No amortization is recorded on projects under development as assets are not yet available for use.

Stock Based Compensation Plan

The Company has two stock based compensation plans - a stock appreciation rights (“SA Rights”) plan and a stock option plan for directors and employees, which are described in note 16. Under the terms of the stock option plan the Company may grant fixed options or options whose vesting is contingent on future performance. Compensation is recognized under the fair value based method when fixed or performance based stock options are granted to employees and directors. Compensation for SA Rights to be settled in cash are accrued at their fair value at the date of grant and re-measured at each financial statement date until they are exercised. Compensation for SA Rights to be settled in shares is accrued at their fair value at the date of grant but is not re-measured at each financial statement date.

The Company may also issue stock options and warrants to employees or as consideration for services rendered by non-employees. Such equity awards are recorded at their fair value using the Black Scholes option pricing model, as compensation expense or capitalized to long-term assets under construction when the Company receives the related services and the equity awards vest. No compensation is recognized in connection with options and warrants awarded in connection with private placements, since the share issue costs are netted against the proceeds raised. All unvested or modified options for non-employees are re-measured on each balance sheet date until such options vest.

Asset Retirement Obligations

The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurred a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets and when a reasonable estimate of the fair value can be made. The obligation is measured initially at fair value using present value methodology, and the resulting costs capitalized into the carrying amount of the related asset. In subsequent periods, the liability will be adjusted for any changes in the amount or timing of the underlying future cash flows. Capitalized asset retirement costs will be depreciated on the same basis as the related asset and the discount accretion of the liability is included in determining the results of operations. As at December 31, 2007, the Company estimated the fair value of the asset retirement obligations was $246,939 (2006 - $nil).

Recent Accounting Pronouncements – See Notes 3 and 25 to the audited consolidated financial statements

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

As of March 12, 2008, the Company’s key patent is protected in 12 countries, patent applications pending in 4 countries and is scheduled to expire between years 2016 and 2018. A US Patent was granted in February 2006 to expire in year 2024 with respect to an enhancement of the key patent and based on this, a US PCT application was filed in February 2005; a Eurasian patent application was filed in March 2006 including Ukraine. Also in this respect, during 2007, patent applications were filed for protection in Cuba, Mexico, New Zealand, Norway, and Regional Europe.

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

If management determines that the development of products to which such costs have been capitalized is not reasonably certain, or that costs exceed recoverable value, such costs are charged to operations

Please refer to the “Results of Operations” above for additional information on research and development.

Trend Information

BioOil, as a fuel competes with conventional energy sources and other alternative energy industrial fuels. Therefore, price trends in the broad energy industry and developments in the alternative energy sector will affect the commercial viability and attractiveness of BioOil. The economic attractiveness of BioOil production is significantly affected by the availability of suitable biomass feedstock, the price of which may be effected on a regional basis by competing uses for the feedstock from other industries. The price of emissions credits, which can result from combustion of BioOil which displaces hydrocarbon fuels, may be affected by many outside factors including legislated requirements and international agreements.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Tabular Disclosure of Contractual Obligations

The following table provides information as of December 31, 2007 as to our contractual obligations and commitments for the periods indicated:

		Less than 1			More than 5
Contractual Obligations	Total	year	1 – 3 years	3 – 5 years	years
Operating lease obligations –	55,000	23,000	32,000	Nil	Nil
Office equipment
Premise lease obligations	630,000	350,000	280,000	Nil	Nil
Business development contract	20,000	20,000	Nil	Nil	Nil
Long-term debt obligations	335,000	36,000	108,000	72,000	119,000
Construction commitments	2,347,000	2,347,000	Nil	Nil	Nil
Total	3,387,000	2,776,000	420,000	72,000	119,000

We have an operating lease for office facilities of our head office.

ITEM 6.               DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The Company’s directors and executive officers currently are:

Name	Age	Position
Richard Chen-Hsing Lin (2)(3)	64	Chairman, President, Operations-China and Director
R. Andrew Kingston (3)	48	President, Chief Executive Officer and Director
Curtin Winsor, Jr., Ph.D. (1)(2)	68	Director
Desmond Radlein, Ph.D. (3)	60	Director
Shing-Cheng Hong (1)(2)	75	Director
Chih-Lin Chu	41	Director
George J. Terwilliger III (1)	58	Director
Wayne Keast	38	Director
Brian Richardson	45	Chief Financial Officer
Thomas J. Bouchard	47	Chief Operating Officer
Laura Santos	58	Corporate Secretary
Jeffrey Lin	38	Vice President, Business Development-China and Japan
Anton Kuipers	54	Vice President, Strategic Business Development
David McMillan	50	President, Dynamotive USA Inc.

(1)	Member of the Audit and Corporate Governance Committee of the Board of Directors.
(2)	Member of the Compensation Committee of the Board of Directors.
(3)	Member of the Executive Committee of the Board of Directors.

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

Wayne Keast. Mr. Keast became a Director of the Company in September 2007. He is Chief Executive of Consensus Environment since 2005, the £250m CleanTech and Environmental private equity and strategic investment arm of Consensus Business Group (“Consensus”). Mr. Keast is also an Investment Director for the US$250m Masdar CleanTech Fund and the US$150m Inspired Evolution Environmental Fund. Prior to joining Consensus, Mr. Keast spent several years in corporate finance, strategy consulting, venture capital and private equity positions. He was VP Corporate Finance at Edengene Finance from 2003-2005 where he consulted to and provided corporate finance advisory services to FTSE 100 and Europe 300 companies and has been Chief Financial Officer at ePartners and eVentures, a $1.2bn technology focused global private equity, venture capital and business incubation house since July 2000. Mr. Keast also fulfilled several operational finance positions including International Financial Manager of Boo.com, the largest European global E-commerce retailer between April 1999 and April 2000 and Group Financial Director of Malherbe Group, a diverse South African conglomerate of 22 operating companies focused in real estate development from 1994-1999. He is on the advisory boards / strategic committees for Aloe Environment Fund II, Chrysalix Energy II LP and Expansion Capital Clean Tech Fund II. Mr. Keast is a qualified Chartered Accountant with a Bachelors and Honors degree in Commerce & Finance.

Brian Richardson, C.A., MBA. Mr. Richardson was appointed Chief Financial Officer of the Company in August 2003. From 1993 - 2002, Mr. Richardson was a financial consultant in a variety of industries, including working for four years as a project manager for Westcoast Energy on gas and electric infrastructure projects in Latin America. In the early 1990's, he was CFO of a publicly traded venture capital firm, helping to bring it onto the TSE via a reverse take-over. Mr. Richardson also worked in investment banking, and as CFO of a biotech start-up. He has significant experience in project planning, management and control and in working with early stage technology companies. Mr. Richardson received his designation as a Chartered Accountant in 1987, and in 1990, graduated with a MBA degree from IMD in Switzerland.

Thomas J. Bouchard. Mr. Bouchard was appointed Chief Operating Officer of the Company in January 2008. Mr. Bouchard brings extensive experience from the process manufacturing industry including materials, quality control and packaging industry segments. For over 20 years at General Electric, he successfully held numerous operational and general management positions in its plastics business in the U.S., Canada and Europe. Most recently he was the VP & GM – Americas for Consumer Solutions at MeadWestvaco and prior to that Mr. Bouchard was the CEO of MetricVision Inc., where he led the successful turnaround and sale of this venture-capital-backed manufacturer and marketer of laser-based quality control products. A member of the Potomac Officers Club, Mr. Bouchard also serves on the board of directors of Sigma Space Corporation and Segmented Sensor Technologies, Inc. He earned a Master of Science degree in Management from Purdue University and a Bachelor’s degree in Chemistry from Williams College.

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

Anton Kuipers. Mr. Kuipers joined Dynamotive and was appointed Vice President Strategic Initiatives with specific responsibilities to oversee new business development initiatives in Canada and selected foreign markets. Before joining Dynamotive in January 2007, Mr. Kuipers was Vice President of Business Development, Marketing and Trade with Leading Edge British Columbia (a technology marketing society created by the Government of British Columbia) to promote the technology industry sectors in British Columbia from 2004-2007. Prior to Leading Edge BC, Mr. Kuipers worked for BC Trade Development Corporation and the BC Trade and Investment Office from 1990-2004. Mr. Kuipers worked extensively with British Columbia energy and environmental technology industry sectors, facilitated and structured contracts with major multinationals and government agencies in Canada and abroad.

David B. McMillan, B.Sc. Mr. McMillan was appointed President of Dynamotive USA Inc., a subsidiary of the Company in January 2008. He comes from Eastman Chemical Company after a 28 year career. Mr. McMillan has a strong background in profit and loss management, strategic planning, and operations. He also led a major business development initiative in the late 1990's that successfully established a new $200 million chemical manufacturing complex in Southeast Asia. In 1999, he assumed global responsibility for an $800 million business segment within Eastman, leading the development and execution of strategies that resulted in a major improvement in corporate performance. Mr. McMillan earned a B.S. degree in chemical engineering from Texas A&M University in 1979.

Compensation of Directors and Senior Management

The following table provides a summary of compensation paid or payable to directors and senior management during the year ended December 31, 2007(1):

Name	Salary ($)	Bonus ($)	Long-term Incentive Plan ($)
Richard Chen-Hsing Lin	298,978	333,681	53,388(4)
Robert Andrew Kingston	462,057	515,688	82,510(4)
Curtin Winsor, Jr., Ph.D	19,290(2)	-	-
Shing-Cheng Hong	18,451(2)	-	-
Desmond Radlein	196,134(2)(3)	-	-
Chih-Lin Chu	9,319(2)	-	-
George Terwilliger	12,953(2)	-	-
Wayne Keast	1,118(2)	-	-
Brian Richardson	218,867	61,741	14,917(5)
Laura Santos	133,569	99,905	14,444(6)
Jeffrey Lin	133,569	99,905	14,444(6)
Jan Barynin	130,463	52,030	-
Anton Kuipers	149,101	-	-

Notes:

(1)	Except as otherwise noted, all compensation are disclosed in U.S. dollars based upon 2007’s average exchange rate of $0.9319 per dollar.
(2)	50% to be paid in cash ($37,462) and 50% in shares (total of 35,647 restricted common shares).
(3)	Including consulting fees of $186,081.
(4)	Unissued shares earned pursuant to 25% on the annual salary, priced at $1.29 per share determined on March 1, 2007.

(5)	Unissued shares earned pursuant to 10% on the annual salary, priced at $1.29 per share determined on March 1, 2007.
(6)	Unissued shares earned pursuant to 15% on the annual salary, priced at $1.29 per share determined on March 1, 2007.

The following table lists stock options outstanding at December 31, 2007 to purchase common shares of the Company held by directors and senior management:

Name	Number of Shares	Exercise Price	Expiry Date
Richard Chen Hsing Lin	750,000	$0.50	02-Feb-10 to 29-Apr-12
Richard Chen Hsing Lin	300,000	$0.23	30-Aug-13
Richard Chen Hsing Lin	605,660	$0.20	30-Aug 13 to 31-Mar-14
Richard Chen Hsing Lin	2,500,000	$0.45	31-Jul-14 to 31-Jul-17
Richard Chen Hsing Lin	150,000	$1.60	12-Jul-09
Richard Chen Hsing Lin	600,000	$1.22	30-Nov-10
Robert Andrew Kingston	775,000	$0.50	02-Feb-10 to 23-Feb-12
Robert Andrew Kingston	907,649	$0.20	30-Aug-13 to 14-Mar-14
Robert Andrew Kingston	300,000	$0.23	30-Aug-13
Robert Andrew Kingston	2,400,000	$0.22	30-Aug-13 to 22-Dec-13
Robert Andrew Kingston	2,500,000	$0.45	31-Jul-14 to 31-Jul-17
Robert Andrew Kingston	150,000	$1.60	12-Jul-09
Robert Andrew Kingston	600,000	$1.22	30-Nov-10
Curtin Winsor, Jr., Ph.D	24,000	$0.33	22-Dec-08
Curtin Winsor, Jr., Ph.D	45,000	$0.45	05-Aug-08 to 01-Jul-10
Curtin Winsor, Jr., Ph.D	23,000	$1.16	30-Nov-11
Desmond Radlein, Ph.D	24,000	$0.33	22-Dec-08
Desmond Radlein, Ph.D	69,000	$0.45	05-Aug-08 to 01-Jul-10
Desmond Radlein, Ph.D	400,000	$1.15	01-Nov-09 to 01-Nov-10
Desmond Radlein, Ph.D	15,000	$1.16	30-Nov-11
Shing-Cheng Hong	23,000	$0.45	01-Jul-10
Shing-Cheng Hong	23,000	$1.16	30-Nov-11
Chih-Lin Chu	16,000	$0.33	22-Dec-08
Chih-Lin Chu	45,000	$0.45	05-Aug-08 to 01-Jul-10
Chih-Lin Chu	15,000	$1.16	30-Nov-11
George Terwilliger	25,000	$1.16	30-Nov-11
Wayne Keast	15,000	$1.16	30-Nov-11
Brian Richardson	400,000	$0.48	21-Jan-09 to 30-Sep-09
Brian Richardson	650,000	$0.58	01-Nov-08 to 30-Sep-10
Brian Richardson	100,000	$1.60	12-Jul-09
Laura Santos	10,000	$1.00	2-Feb-10

Name	Number of Shares	Exercise Price	Expiry Date
Laura Santos	80,000	$1.50	14-Jun-10 to 31-Jan-11
Laura Santos	15,000	$0.50	28-Apr-12
Laura Santos	100,000	$0.23	30-Aug-13
Laura Santos	122,308	$0.20	30-Aug-13 to 14-Mar-14
Laura Santos	600,000	$0.48	31-Dec-09 to 31-Dec-11
Laura Santos	100,000	$1.60	12-Jul-09
Laura Santos	75,000	$1.22	30-Nov-10
Jeffrey Lin	110,000	$1.00	02-Feb-10
Jeffrey Lin	15,000	$0.50	28-Apr-12
Jeffrey Lin	600,000	$0.48	31-Dec-09 to 31-Dec-11
Jeffrey Lin	100,000	$1.60	12-Jul-09
Jeffrey Lin	75,000	$1.22	30-Nov-10
Jan Barynin	600,000	$0.48	21-Jan-09 to 08-Dec-10
Jan Barynin	50,000	$1.60	12-Jul-09

Dr. Desmond Radlein provides consulting services to the Company with respect to the Company’s research and development initiatives conducted in Waterloo, Ontario, including the establishment of research programs and protocols as well as development of research partnership programs with universities to further the Company’s technology.

Board Practices

All Directors are elected annually at the Company's Annual Meeting of Shareholders. The executive officers of the Company are appointed annually at the first meeting of the Company's Board of Directors held after each annual meeting of shareholders. Each director and executive officer of the Company holds office until his or her successor is duly elected and qualified or until his or her death or resignation or until he or she shall be removed in the manner provided by the Company's by-laws. There is no arrangement or understanding between any director or executive officer and any other person pursuant to which any director or executive officer is selected. None of our directors or officers are related, except for Jeffrey Lin and Richard Lin who are related.

The Company maintains standing Executive, Compensation and Audit and Corporate Governance Committees, but does not have a nominating committee. The Executive Committee is comprised of Dr. Desmond Radlein, Messrs. R. Andrew Kingston and Richard Chen-Hsing Lin. The purpose of the Committee is to act on behalf of the full Board between regularly scheduled Board meetings, usually when timing is critical to transact routine, administrative Board matters between Board meetings; to review and provide counsel regarding material issues prior to Board submission and to provide oversight of management succession plan for Key Executive positions.

The Company’s Audit and Corporate Governance Committee, whose members are Mr. Shing-Cheng Hong, Dr. Curtin Winsor, Jr. and Mr. George Terwilliger III, assists the Board of Directors in carrying out its oversight responsibilities relating to the financial, accounting and reporting processes of the Company on behalf of the Board by reviewing the independence of the Company’s independent auditors, the adequacy of internal accounting and financial controls, the quality of financial reporting and accounting estimates involving the use of significant management judgment, and the Company’s compliance with related legal and regulatory requirements.

The Compensation Committee of the Board of Directors makes recommendations to the Board of Directors on compensation issues, including (i) salary levels for officers; (ii) executive compensation plans; (iii) the review of employee benefit programs; (iv) the review of proposed compensation plans applicable to the Company’s officers and employees; and (v) the administration of the Company’s stock option plans as authorized by the Board. The Committee is comprised of Dr. Curtin Winsor, Jr., Mr. Shing-Cheng Hong and Mr. Richard Chen-Hsing Lin.

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

	2007	2006	2005
Canada	31	36	25
US	2	0	0
Argentina	3	0	0
Total	36	36	25

Share Ownership

The following table sets out the names of directors and senior management, the period of time during which each has been a director or senior manager of the Company, and the number of common shares of the Company beneficially owned by each of them, directly or indirectly, or over which control or direction is exercised and percentage of ownership as at March 12, 2008:

Name	Periods during which has served as a Director or Senior Manager	Shares Owned and % of Ownership (1)
Richard Chen-Hsing Lin(2) Chairman, President, Operations-China and Director	Since 1992	2,245,370 Common shares(2) 1.08%
Robert Andrew Kingston (3) President, Chief Executive Officer and Director	Since 1999	197,529 Common shares(3) 0.10%
Curtin Winsor, Jr., Ph.D.(4) Director	Since 1996	1,672,810 Common shares(4) 0.81%

Name	Periods during which has served as a Director or Senior Manager	Shares Owned and % of Ownership (1)
Shing-Cheng Hong(5) Director	Since 1997	137,824 Common shares(5) 0.07%
Chih-Lin Chu(6) Director	Since 2001	14,560 Common shares(6) 0.007%
Desmond Radlein, Ph.D. Director	1997 – 2002 and 2003 to present	62,876 Common shares(7) 0.03%
George J. Terwilliger III Director	Since 2006	5,279 Common shares(8) 0.003%
Wayne Keast Director	Since 2007	Nil
Brian Richardson Chief Financial Officer	Since 2003	244,500 Common shares 0.12%
Laura Santos Corporate Secretary	Since 1998	6,016 Common shares 0.003%
Jeffrey Lin Vice President, Business Development – China and Japan	Since 2005	64,283 Common shares 0.03%
Anton Kuipers Vice President, Business Development	January 2007	Nil
Thomas J. Bouchard Chief Operating Officer	January 2008	Nil
David B. McMillan President, Dynamotive USA Inc.	January 2008	Nil

Notes:

(1)

The information as to shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective directors and officers. Our directors and officers also hold options to purchase our shares as described below

(2)

Includes 2,245,370 Common Shares, of which 167,446 Common Shares are held by Cantai Property Limited (Cantai), a company controlled by Mr. Lin and includes 1,905,012 Common Shares held by Leede Financial – 354,218 common shares on behalf of Mr. Lin and 1,550,794 on behalf of Cantai; also includes 172,912 Common Shares held by Neoventi Technology Corporation over which Mr. Lin has voting and disposition powers. Mr. Lin also holds options to purchase up to an aggregate of 7,605,660 Common Shares (3,000,000 Common Shares (500,000 common shares non-vested) at an exercise price of $0.45, expiring from July 31, 2014 to July 31, 2018; 1,000,000 Common Shares (1,000,000 common shares non- vested) at an exercise price of $0.58, expiring from July 31, 2019 to July 31, 2020; 750,000 Common Shares at an exercise price of $0.50, expiring from February 2, 2010 to April 28, 2012, 300,000 Common Shares at an exercise price of $0.23, expiring on August 30, 2013; 605,660 Common Shares at an exercise price of $0.20, expiring from August 30, 2013 to March 31, 2014, 150,000 Common Shares at an exercise price of $1.60, expiring July 12, 2009 and 1,800,000 Common Shares (1,200,000 common shares non-vested) at an exercise price of $1.22, expiring from November 30, 2010 to November 30, 2012).

(3)

Includes 197,529 Common Shares; 61,728 of these Shares are held in the name of Cape Fear Limited, an Isle of Man company which all shares are held by an arm’s length trustee of a discretionary trust of which Mr. Kingston is a beneficiary. Mr. Kingston also holds options to purchase up to an aggregate of 10,332,649 Common Shares (3,000,000 Common Shares (500,000 common shares non-vested) at an exercise price of $0.45, expiring from July 31, 2014 to July 31, 2018; 1,000,000 Common Shares (1,000,000 common shares non-vested) at an exercise price of $0.58, expiring from July 31, 2019 to July 31, 2020; 300,000 Common Shares at an exercise price of $0.23, expiring on August 30, 2013; 2,400,000 Common Shares at an exercise price of $0.22, expiring from August 30, 2013 to December 22, 2013; 907,649 Common Shares at an exercise price of $0.20, expiring from August 30, 2013 to March 14, 2014; 775,000 Common Shares at an exercise price of $0.50, expiring from February 2, 2010 to February 23, 2012; 150,000 Common Shares at an exercise price of $1.60, expiring on

July 12, 2009 and 1,800,000 Common Shares (1,200,000 common shares non-vested) at an exercise price of $1.22, expiring from November 30, 2010 to November 30, 2012).

(4)

Includes 1,672,810 Common Shares of which 1,273,262 Common Shares are held by Legacy Trust. Dr. Winsor also holds options to purchase up to an aggregate of 92,000 Common Shares (24,000 Common Shares at an exercise price of $0.33, expiring on December 22, 2008; 45,000 Common Shares at an exercise price of $0.45, expiring from August 5, 2008 to July 1, 2010 and 23,000 Common Shares at an exercise price of $1.16, expiring on November 30, 2011).

(5)

Mr. Hong also holds options to purchase up to an aggregate of 46,000 Common Shares (23,000 Common Shares at an exercise price of $0.45, expiring on July 1, 2010 and 23,000 Common Shares at an exercise price of $1.16, expiring on November 30, 2011).

(6)

Mr. Chu also holds options to purchase up to an aggregate of 76,000 Common Shares (16,000 Common Shares at an exercise price of $0.33, expiring on December 22, 2008; 45,000 Common Shares at an exercise price of $0.45, expiring from August 5, 2008 to July 1, 2010 and 15,000 Common Shares at an exercise price of $1.16, expiring on November 30, 2011).

(7)

Dr. Desmond Radlein also holds options to purchase up to an aggregate of 108,000 Common Shares (24,000 Common Shares at an exercise price of $0.33, expiring on December 22, 2008; 69,000 Common Shares at an exercise price of $0.45, expiring from August 5, 2008 to July 1, 2010 and 15,000 Common Shares at an exercise price of $1.16, expiring on November 30, 2011).

(8)	Mr. Terwilliger also holds stock options to purchase up to an aggregate of 25,000 Common Shares at an exercise price of $1.16, expiring on November 30, 2011

The Directors and Officers beneficially own or effectively control as a group a total of 4,651,047 shares which represents 2.24% of the total issued and outstanding shares of the Company.

The Directors and Senior Management hold a total of 25,252,617 options. 4,799,617 options are granted and exercisable between $0.20 and $0.33 each; 13,487,000 options are granted (9,387,000 are exercisable and 41,000,000 are unexercisable) between $0.45 and $0.58 each; and 6,966,000 options are granted (2,999,333 are exercisable and 3,966,667 are exercisable) between $0.78 and $1.60 each. 18,286,617 unexercised options were in the money and 6,966,000 unexercised options were out of the money based on the average trading price of $0.70 per Common share as listed on the OTCBB as at March 12, 2008.

Percentage of class is calculated based on the outstanding common shares as at March 12, 2008 of 207,915,745.

The Company has a Stock Option Plan (the “Plan”), enabling the Company to provide its directors, officers and employees with an opportunity to share in increases in the value of the Company’s shares. The Plan is intended to attract and retain the services of directors, officers, employees and consultants to the Company for the benefit of the Company and its shareholders and to provide additional incentive for such directors, officers and employees to continue to work in the best interests of the Company and its shareholders through continuing ownership of its Common Stock. A Post-Effective Amendment to the Plan was filed with the US Securities Commission on March 4, 2008 to include shares of restricted stock. At March 12, 2008, 10,692,995 options were issuable under the Plan and 20,494,367 options were outstanding at exercise prices ranging from $0.20 to $1.60 per common share.

ITEM 7.               MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

To the Company’s knowledge, it is not directly or indirectly owned or controlled by another corporation or by any foreign government; to the Company’s knowledge as at March 12, 2008, the only registered shareholder who owns more than 5% of the Company’s common stock (the only outstanding class of the Company’s voting securities) is Quercus Trust who holds 10,851,872 shares, representing approximately 5.22% of our outstanding shares.

The Company knows of no arrangements which may, at a subsequent date, result in a change of control.

Computershare Trust Company of Canada (Computershare) is the Company's registrar and transfer agent for the Company's shares. Computershare’s records as of March 12, 2008 indicate 207,915,745 shares of common stock issued and outstanding as follows:

Residence of Shareholder	Number of Holders	Number of Shares (1)	Percent
Canada	63	77,819,919	37.43%
U.S.A.	204	111,744,318	53.75%
Other	120	18,351,508	8.82%
Total	387	207,915,745	100.00%

(1)	Includes the total number of shares held by registered and beneficial shareholders.

Related Party Transactions

Except as disclosed herein, the Company has not, since the beginning of its last fiscal year ended December 31, 2007, and does not propose to, entered into any material transactions with related parties.

The following transactions with related parties are in the normal course of operations and are recorded at amounts established and agreed between the related parties. The Company had the following transactions with related parties during the year ended December 31, 2007:

Consulting fees and salaries of $1,931,783 for the year ended December 31, 2007 (2006 - $1,763,575; 2005 - $1,940,421) have been paid to Directors (or companies controlled by Directors) of the Company. Included in the amount above, is $207,827 (2006 - $543,122; 2005 - $974,392) paid by stock based compensation.

Consulting fees and share issue costs of $nil for the year ended December 31, 2007 (years 2006 - $nil; 2005 - $87,395) have been paid to a shareholder of the Company. Included in the amount above, is $nil (2006 - $nil; 2005 - $1,113) paid by stock based compensation.

As at December 31, 2007, there was $7,215 (2006 - $5,925) due from related parties and $1,859,232 (2006 - $1,218,932) due to related parties, which amounts are non-interest bearing, unsecured and due on demand.

Interest of Experts and Counsel

Not applicable.

ITEM 8.               FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

The Company’s annual audited consolidated financial statements for the years ended December 31, 2007, 2006 and 2005 are included in this Annual Report and are incorporated by reference herein.

Significant Changes

There have been no significant changes in the Company’s business since December 31, 2007 except as disclosed in this Annual Report.

ITEM 9.               THE OFFER AND LISTING

The Company’s common stock is traded on the Over-the-Counter Bulletin Board (OTCBB) under the symbol DYMTF.OB. As at December 31, 2007, the closing sales price on the OTCBB for the Company’s common shares was $0.77 per share. The following table shows the high and low market prices for the Company’s shares on the OTCBB for the periods indicated:

Year Ended	High	Low

2003	0.79	0.14
2004	0.80	0.41
2005	1.00	0.43
2006	1.76	0.76
2007	1.36	0.60

Quarter Ended	High	Low

June 30, 2006	1.70	1.01
September 30, 2006	1.40	1.09
December 31, 2006	1.22	0.88

March 31, 2007	1.36	0.97
June 30, 2007	1.34	1.00
September 30, 2007	1.36	0.91
December 31, 2007	1.00	0.60

March 31, 2008	0.82	0.45

Month Ended	High	Low

September 30, 2007	1.36	0.93
October 31, 2007	1.00	0.92
November 30, 2007	0.94	0.60
December 31, 2007	0.92	0.74

January 31, 2008	0.82	0.62
February 29, 2008	0.80	0.69
March 31, 2008	0.80	0.45

The Company has never declared or paid cash dividends on its common shares. The Company currently intends to retain its earnings, if any, to provide funds for the operation and expansion of its business and, therefore, does not anticipate declaring or paying cash dividends in the foreseeable future.

ITEM 10.               ADDITIONAL INFORMATION

A.                           SHARE CAPITAL

Not applicable.

B.                           MEMORANDUM AND ARTICLES OF INCORPORATION

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

C.                           MATERIAL CONTRACTS

The following are the material contracts entered into during the period January 1, 2006 to date (included as exhibits):

  Heads of Agreement among DynaMotive Energy Systems Corp and Consensus Business Group and Joint Venture Proposal dated February 20, 2006 to create a BioOil Joint Venture company by securing biomass in key markets. For Joint Venture Agreement detail, please see below Joint Venture Agreement among DynaMotive Energy Systems Corp and Pendana Limited BVI and Dynamotive Europe Limited dated September 22, 2006 and Shareholder Agreement among DynaMotive Energy Systems Corp and Pendana Limited BVI and Dynamotive Biomass Resource Corporation dated September 22, 2006;
  Engineering, and Construction Management Agreements among DynaMotive Energy Systems Corp and Tecna S.A. dated July 7, 2006 to perform professional services in connection with 200TPD BioOil Production Plant in Terrace, British Columbia or an alternative location of $940,000;
  DT2 Engineering, Development Agreements among DynaMotive Energy Systems Corp and Tecna S.A. dated July 7, 2006 to develop the second generation of Dynamotive plant design for Fast Pyrolysis Process of $42,000 per month for the 12 months;
  Shareholder Agreement among DynaMotive Energy Systems Corp and Pendana Limited BVI and Dynamotive Biomass Resource Corporation dated September 22, 2006. The Company and Pendana Limited BVI (“Pendana”) entered into joint venture agreement to establish DBRC with the purpose of securing biomass and to source project development opportunities and additional biofuel and green credit pipeline opportunities. The agreement expires on December 31, 2016. Pursuant to terms of the agreement, the Company earned a 51% interest in DBRC by contributing cash of $500,000 and granting DBRC certain rights associated with specific biomass development opportunities in Canada, South America, and Europe. In return for a 49% ownership in DBRC, Pendana’s contribution amounted to cash payments of $2,000,000;
  Joint Venture Agreement among DynaMotive Energy Systems Corp and Pendana Limited BVI and Dynamotive Europe Limited dated September 22, 2006. The agreement was made in an effort to establish DEL as a permanent presence in Europe to develop European projects. Under the terms of the agreement, Pendana completed a private placement with the Company, whereby the Company issued 2,332,361 common shares and 583,090 share purchase warrants for gross cash proceeds of $2,000,000. In addition, the Company issued a total of 3,000,000 warrants to Pendana;
  Loan Agreement between DynaMotive Energy Systems Corp and Dynamotive Biomass Resource Corporation dated September 30, 2006 to loan Dynamotive Biomass Resource Corporation $2,000,000 on commercial terms;

  Loan Agreement between DynaMotive Energy Systems Corp and Dynamotive Europe Limited dated September 30, 2006 to loan Dynamotive Europe Limited $2,000,000 on commercial terms;
  Consulting Agreement between DynaMotive Energy Systems Corp and Desmond Radlein PhD. dated December 8, 2006 for a period of 3 years commencing November 1, 2006 to lead the Company’s research and development facility and advance the R&D initiatives, at a monthly consulting fee of Cdn$10,000 during the first 6 months and at Cdn$15,000 per month thereafter and incentive package;
  Executive Services (VP Strategic Initiatives) Agreement between DynaMotive Energy Systems Corp and Anton Kuipers dated January 16, 2007 for a period of 3 years commencing January 16, 2007 and the annual salary of Cdn$160,000 plus a discretionary bonus and incentive package;
  Umbrella Amending Agreement by and amongst Erie Flooring & Wood Products and West Lorne BioOil Co- generation LP by its general partner Dynamotive Canada Inc. and Dynamotive Energy Systems Corp. dated April 5, 2007. The Company entered into amended agreements with Erie Flooring and Wood Products (“Erie”) regarding the supply by Erie of wood to the West Lorne BioOil plant over the next 12 years at no charge and the provision of char from the BioOil plant to Erie at no charge. In relation to these agreements, Dynamotive has paid for the purchase and installation of a char based boiler system and related char delivery infrastructure at Erie. To facilitate the purchase of the boiler system, the Company borrowed $359,000 from Erie. This amount is being repaid to Erie in equal monthly payments plus 8% interest over a 10-year period;
  Share Purchase Agreement among DynaMotive Energy Systems Corp and Pendana Limited dated July 25, 2007. The Company entered into a share exchange agreement with Pendana, whereby Pendana agreed to sell 49% (490,000 common shares) of Dynamotive Biomass Resource Corporation in exchange for 2,000,000 common shares of the Company;
  Financial Advisory Agreement among DynaMotive Energy Systems Corp and Ardour Capital Investments, LLC dated September 28, 2007. Ardour agrees to assist and advise the Company with respect to the specific financing. Ardour’s fees for acting in that capacity shall include a cash commission of 7% plus a 2-year warrant to purchase 4% of the Common Stock sold at the financing;
  Negotiation Commitment and Loan Agreement among Dynamotive Energy Systems Corp and Biomass Worldwide Limited (“Biomass”) and Anthony Pius Noll dated November 14, 2007. The Company will loan Biomass up to $720,000 in five tranches on the understanding that if the parties are able to reach a definitive agreement in respect of an equity investment by the Company in Biomass, all the loan will be converted into not less than 30% of the equity of Biomass. If the Company concludes in its sole discretion that it will be unable to conclude an equity conversion agreement with Biomass, 72% of the loan shall be repaid together with interest at 6% p.a. compounded semi-annually. The other 28% of the loan (plus interest at 6% p.a. compounded semi-annually) will, at the election of Biomass, be either (i) converted into equity of Biomass at “fair value” or (ii) converted into a 3% royalty on gross sales;
  Executive (President) Employment Agreement among Dynamotive USA Inc. and David McMillan dated November 19, 2007 for a period of 2 years commencing as of January 1, 2008 and the base salary shall be $265,000 per year plus annual cash bonus, other one-time cash bonus of $180,000 and incentive package;
  Executive (Chief Operating Officer) Employment Agreement among Dynamotive Energy Systems Corp. and Tom Bouchard dated December 3, 2007 for a period of 2 years commencing as of January 1, 2008 and the base salary shall be $265,000 per year plus annual cash bonus and incentive package.

D.                           EXCHANGE CONTROLS

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares of the Company, other than withholding tax requirements. See “Taxation”.

There is no limitation imposed by Canadian law or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote common shares of the Company, other than as provided in the Investment Canada Act (Canada) (the “Investment Act”).

The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire common shares of the Company. It is general only, it is not a substitute for independent advice from an investor’s own advisor, and it does not anticipate statutory or regulatory amendments.

The Investment Act is a federal statute of broad application regulating the establishment and acquisition of Canadian businesses by non-Canadians, including individuals, governments or agencies thereof, corporations, partnerships, trusts or joint ventures (each an “entity”). Investments by non-Canadians to acquire control over existing Canadian businesses or to establish new ones are either reviewable or notifiable under the Investment Act. If an investment by a non-Canadian to acquire control over an existing Canadian business is reviewable under the Investment Act, the Investment Act prohibits implementation of the investment unless after review the Director of Investments, who is appointed by the Minster of Industry, is satisfied that the investment is likely to be of net benefit to Canada.

A non-Canadian would acquire control of the Company for the purposes of the Investment Act through acquisition of common shares if the non-Canadian acquired a majority of the common shares of the Company. Further, the acquisition of less than a majority but one third or more of the common shares of the Company would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of common shares.

For a direct acquisition that would result in an acquisition of control of the Company, subject to the exception for “WTO-investors” that are controlled by persons who are resident in World Trade Organization (“WTO”) member nations, a proposed investment would be reviewable where the value of the acquired assets is CAD $5 million or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of the Company.

For a proposed indirect acquisition that would result in an acquisition of control of the Company through the acquisition of a non-Canadian parent entity, the investment would be reviewable where (a) the value of the Canadian assets acquired in the transaction is CAD $50 million or more, or (b) the value of the Canadian assets is greater than 50% of the value of all of the assets acquired in the transaction and the value of the Canadian assets is CAD $5 million or more.

In the case of a direct acquisition by or from a “WTO investor”, the threshold is significantly higher, and is adjusted for inflation each year. The 2008 threshold is CAD $295 million. Other than the exception noted below, an indirect acquisition involving a WTO investor is not reviewable under the Investment Act.

The higher WTO threshold for direct investments and the exemption for indirect investments do not apply where the relevant Canadian business is carrying on the following businesses that have been deemed to be sensitive: (i) the production of uranium and the ownership of an interest in a producing uranium property in Canada; (ii) the provision of any “financial service”; (iii) the provision of any “transportation service”; or (iv) a “cultural business”.

Certain transactions relating to common shares of the Company would be exempt from the Investment Act, including

(a)	acquisition of common shares of the Company by a person in the ordinary course of that person’s business as a trader or dealer in securities,

(b)

acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions on the Investment Act, and

(c)

acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of common shares, remained unchanged.

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

Dividends

Dividends paid or credited, or deemed to be paid or credited, to a U.S. Holder by Dynamotive will be subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid to a U.S. Holder is generally limited to 15% of the gross amount of the dividend (or 5% if the U.S. Holder is a corporation and beneficially owns at least 10% of Dynamotive's voting shares). Dynamotive will be required to withhold the applicable withholding tax from any such dividend and remit it to the Canadian government.

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

A qualifying U.S. Holder may generally qualify for relief under the Treaty in respect of such tax on such capital gain if and provided that the value of shares of Dynamotive is not derived principally from real property situated in Canada at the relevant time. Management believes that the value of Dynamotive's common shares is not currently derived principally from real property situated in Canada. A U.S. Holder wishing to claim any such applicable Treaty relief should consult with the U.S. Holder's own tax advisors in advance regarding the procedure for claiming the relief in a relevant Canadian tax return reporting the disposition or deemed disposition. In addition, notwithstanding any potentially applicable Treaty relief, a disposition or deemed disposition of Common Shares is subject to certain tax clearance certificate and withholding procedures that should also be discussed with the U.S. Holder's own tax advisors in advance of a disposition.

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

Dividends paid on the common shares of Dynamotive generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation and which owns shares representing at least 10% of the voting power and value of Dynamotive may, under certain circumstances, be entitled to a 70% (or 80% if the U.S. Holder owns shares representing at least 20% of the voting power and value of Dynamotive) deduction of the United States source portion of dividends received from Dynamotive (unless Dynamotive qualifies as a "passive foreign investment company”, as defined below). Dynamotive does not anticipate that it will earn any United States income, however, and therefore does not anticipate that any U.S. Holder will be eligible for the dividends received deduction.

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

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of Dynamotive may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to two categories of income: (1) "passive income, and (2) “general category income”. Dividends distributed by Dynamotive will generally constitute "passive income" for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of Dynamotive should consult their own tax advisors regarding their individual circumstances.

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

The Foreign Personal Holding Company and Foreign Investment Company taxation rules were repealed for all tax years beginning after December 31, 2004.

Passive Foreign Investment Company

United States income tax law contains rules governing "passive foreign investment companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is "passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. Dynamotive appears to have been a PFIC for the fiscal year ended December 31, 2003, and at least certain prior fiscal years. In addition, Dynamotive expects to qualify as a PFIC for the fiscal year ending December 31, 2007 and may also qualify as a PFIC in future fiscal years. Each U.S. Holder of Dynamotive is urged to consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder's tax situation.

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

The procedure a U.S. Holder must comply with in making an effective QEF election, and the consequences of such election, will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which Dynamotive is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a "timely" QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, Dynamotive qualified as a PFIC in a prior year during the U.S. Holder's holding period, then, in order to avoid the Section 1291 rules discussed below, in addition to filing documents, the U.S. Holder must elect to recognize under the rules of Section 1291 of the Code (discussed herein), (i) any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if Dynamotive is a controlled foreign corporation, the U.S. Holder's pro rata share of Dynamotive's post-1986 earnings and profits as of the qualification date. The qualification date is the first day of Dynamotive's first tax year in which Dynamotive qualified as a QEF with respect to such U.S. Holder. For purposes of this discussion, a U.S. Holder who makes (i) a timely QEF election, or (ii) an untimely QEF election and either of the above-described gain-recognition elections under Section 1291 is referred to herein as an "Electing U.S. Holder”. A U.S. Holder who holds common shares at any time during a year of Dynamotive in which Dynamotive is a PFIC and who is not an Electing U.S.

Holder (including a U.S. Holder who makes an untimely QEF election and makes neither of the above-described gain-recognition elections) is referred to herein as a "Non-Electing U.S. Holder”. An Electing U.S. Holder (i) generally treats any gain realized on the disposition of his Dynamotive common shares as capital gain; and (ii) may either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of Dynamotive's annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the U.S. Holder is not a corporation, any interest charge imposed under the PFIC regime would be treated as "personal interest" that is not deductible.

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

In the case of a Non-Electing U.S. Holder, special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Dynamotive common shares and (ii) certain "excess distributions”, as defined in Section 1291(b), by Dynamotive.

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

F.                           DIVIDENDS AND PAYING AGENTS

Not applicable.

G.                           STATEMENTS BY EXPERTS

Not applicable.

H.                           DOCUMENTS ON DISPLAY

Documents and exhibits referred to in this document may be inspected at the offices of the Company at Suite 230 – 1700 West 75th Avenue, Vancouver, BC, V6P 6G2. Copies of documents we file publicly can also be viewed at www.sec.gov or www.sedar.com.

I.                           SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.               QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

FOREIGN CURRENCY RISK

The Company has operations primarily in Canada with some activities in the U.S., Argentina and the United Kingdom, and therefore the Company is subject to some risks typical of an international business including, but not limited to, differing economic conditions, changes in political climate, differing tax structures, other regulations and restrictions and foreign exchange rate volatility.

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

The Company’s sales, corresponding receivables and the majority of its expenses are in Canadian and U.S. dollars. The Company holds cash mainly in U.S., and Canadian funds and exchanges from U.S. currency to Canadian and other currencies as necessary. Through operations, the Company incurs research and development and administrative expenses in Canadian dollars and U.S. dollars and potentially other foreign currencies. The Company is exposed, in the normal course of business, to foreign currency risks on any non-Canadian dollar expenditures. The Company has evaluated its exposure to these risks and has determined that the only significant foreign currency exposure at this time is to the U.S. dollar, through receipt of proceeds of U.S. dollar denominated share offerings. At this time, the Company does not believe the exposure to other currency fluctuations is material.

Other than foreign currency risk as discussed above, the Company is currently not subject to any material market risks.

ITEM 12.               DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.               DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.               MATERIAL MODIFICATIONS TO THE RIGHT OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.               CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that are designed to ensure that information required to be disclosed in its reports filed or submitted under the Exchange Act is processed, recorded, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As required by SEC Rule 13a-15(b), the Company carried out an evaluation, under the supervision and with the participation of management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of the end of the period covered by this Annual Report. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were not effective as December 31, 2007, at the reasonable assurance level, because of the material weaknesses described in Management’s Report on Internal Control over Financial Reporting.

Notwithstanding the existence of the material weaknesses described below, management has concluded that the consolidated financial statements in this Form 20-F fairly present, in all material respects, the Company’s financial position, results of operations and cash flows for the periods presented.

Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the preparation and fair presentation of published consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles (Canadian GAAP), including a reconciliation of net loss to US Generally Accepted Accounting Principles (US GAAP).

The Company’s internal control over financial reporting includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

Internal controls over financial reporting, no matter how well designed, have inherent limitations. Therefore, internal control over financial reporting determined to be effective can provide only reasonable assurance with respect to financial statement preparation and may not prevent or detect all misstatements. Moreover, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management performed an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria set forth in the “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The objective of this assessment was to determine whether the Company’s internal control over financial reporting was effective as of December 31, 2007.

A material weakness, as defined by the Securities and Exchange Commission rules, is a significant deficiency, or combination of significant deficiencies, such that there is a reasonable possibility that material misstatements of the annual or interim consolidated financial statements will not be prevented or detected. In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2007, management determined that there were control deficiencies that constituted material weaknesses, as described below.

The Company does not have sufficient personnel with experience in the application of US GAAP. Specifically, the Company's entity level controls initially failed to identify the impact of new accounting pronouncements on the disclosures in the US GAAP reconciliation note. These errors were corrected by management prior to the issuance of the Company’s December 31, 2007 consolidated financial statements.

Management performs an oversight function with regard to meeting the Company’s tax obligations. This includes preparation of tax returns, monitoring of new tax requirements for changes in the Company’s operations and preparation of tax disclosures for income tax, commodity taxes and other tax-related matters. Staff involved in the Company’s tax function have some knowledge and experience with tax requirements but are not experts in all the tax regulations to which the company is subject. External tax experts are engaged by the Company to deal with tax matters, but there is a reasonable possibility that a material misstatement could occur in the Company’s tax note or regulatory obligations with regard to tax could arise due to management’s limited expertise with regard to tax requirements.

The Company did not maintain effective control in preparing financial statement disclosures in income taxes. Specifically, management initially failed to apply the correct future enacted tax rate to its future income tax assets in accordance with CICA HB 3465, “Income Taxes.” This error was corrected by management prior to the issuance of the Company’s December 31, 2007 consolidated financial statements.

Based on our assessment and because of the material weaknesses described above, management has concluded that our internal control over financial reporting was not effective as of December 31, 2007.

Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 has been audited by BDO Dunwoody, the Company’s independent registered public accounting firm, as stated in their report which appears herein.

Remediation to Address Material Weakness

The Company will enhance its staff training and improve controls with regard to US GAAP and taxation matters. The Company will expand the use of outside consultants with expertise in the application of US GAAP and requisite knowledge of tax regulations in the jurisdictions in which the Company operates. Management will also implement an improved consultation process with external auditors in the above areas.

Changes in Internal Control over Financial Reporting

During the fiscal year ended December 31, 2007, there were changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant’s internal control over financial reporting, as follows:

The Company has enhanced its internal control over financial reporting, including improving the dissemination of corporate governance policies to employees, performing more formal variance analysis of financial statement line items and strengthening the documentation with regard to company credit card transactions.

ITEM 16A.             AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Shing-Cheng Hong is an independent member of the board and is the committee financial expert on our audit committee. For details on his professional career see “Item 6. Directors, Senior Management and Employees”.

ITEM 16B.             CODE OF ETHICS

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

ITEM 16C.             PRINCIPAL ACCOUNTANT FEES AND SERVICES

A summary of accountant fees and services are provided in a table below:

	Total Fees
	2007	2006
Audit Fees (1)	256,400	186,245
Audit-Related Fees (2)	—	—
Tax Fees (3)	2,405	9,878
All Other Fees (4)	—	—
Total	258,805	196,123

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

Our policy is to pre-approve all audit and permissible non-audit services performed by the independent accountants. These services may include audit services, audit-related services, tax services and other services. Under our audit committee’s policy, pre-approval is generally provided for particular services or categories of services, including planned services, project based services and routine consultations. In addition, we may also pre-approve particular services on a case-by-case basis. We approved all services that our independent accountants provided to us in the past two fiscal years.

ITEM 16D.             EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.             PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

PART III

ITEM 17.             FINANCIAL STATEMENTS

The following financial statements are filed with this Annual Report.

Auditors’ Report

Comments by Auditors for U.S. Readers on Canada-United States Reporting Difference

Consolidated Balance Sheets as at December 31, 2007 and December 31, 2006

Consolidated Statement of Loss and Comprehensive Loss for the year ended December 31, 2007 and Consolidated Statements of Loss for the years ended December 31, 2006 and December 31, 2005

Consolidated Statement of Comprehensive Loss for the year ended December 31, 2007

Consolidated Statements of Changes in Shareholders’ Equity December 31, 2007, December 31, 2006 and December 31, 2005

Consolidated Statements of Cash Flows for the years ended December 31, 2007, December 31, 2006 and December 31, 2005

Notes to Consolidated Financial Statements

DYNAMOTIVE ENERGY SYSTEMS CORPORATION

December 31, 2007 and 2006

Consolidated Financial Statements (in U.S. dollars)

BDO Dunwoody LLP	600 Cathedral Place
Chartered Accountants	925 West Georgia Street
Vancouver, BC, Canada V6C 3L2
Telephone: (604) 688-5421
Telefax: (604) 688-5132
E-mail: vancouver@bdo.ca
www.bdo.ca

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
Dynamotive Energy Systems Corporation

We have completed an integrated audit of the consolidated financial statements and internal control over financial reporting of Dynamotive Energy Systems Corporation as of December 31, 2007 and an audit of its 2006 and 2005 consolidated financial statements. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the consolidated balance sheets of Dynamotive Energy Systems Corporation as at December 31, 2007 and 2006 and the consolidated statements of loss, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2007. We have also audited the consolidated statement of comprehensive loss for the year ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited Dynamotive Energy System Corporation’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Dynamotive Energy System Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and are included in Management’s Report on Internal Control Over Financial Reporting: The Company’s finance and accounting staff do not have sufficient technical accounting and financial reporting expertise as it relates to specific and complex areas within income tax and United States generally accepted accounting principles.

We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the December 31, 2007 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

In our opinion, because of the effect of the aforementioned material weaknesses on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada
April 11, 2008

BDO Dunwoody LLP	600 Cathedral Place
Chartered Accountants	925 West Georgia Street
Vancouver, BC, Canada V6C 3L2
Telephone: (604) 688-5421
Telefax: (604) 688-5132
E-mail: vancouver@bdo.ca
www.bdo.ca

Comments by Auditors for U.S. Readers
on Canada-United States Reporting Difference

The reporting standards of the Public Company Accounting Oversight Board (United States) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Public Company Accounting Oversight Board (United States) reporting standards also require the addition of an explanatory paragraph when changes in an accounting policy, such as those described in note 3, have a material effect on the consolidated financial statements. Although we conducted our audit in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders on the Consolidated Financial Statements dated April 11, 2008 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.

/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada
April 11, 2008

Dynamotive Energy Systems Corporation
Incorporated under the laws of British Columbia, Canada

CONSOLIDATED BALANCE SHEETS
As at December 31 (in U.S. dollars)

	2007	2006
	$	$

ASSETS
Current
Cash and cash equivalents [note 2]	1,796,822	9,346,534
Receivables [note 4]	151,233	474,903
Government grants receivable [note 21]	828,795	1,087,910
Prepaid expenses and deposits	503,268	467,413
Total current assets	3,280,118	11,376,760
Property, plant and equipment [note 7]	53,754,874	26,362,390
Patents [note 8]	269,568	253,912
Long-term loan receivable [note 5]	346,666	—
Long-term investment [note 11]	286,410	100,000
Long-term deferred assets [note 12]	998,008	—
Other assets	—	100,637
	58,935,644	38,193,699

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities [note 13]	6,268,664	6,438,287
Current portion of long-term debt [note 12]	35,900	—
Total current liabilities	6,304,564	6,438,287
Long-term debt [note 12]	299,167	—
Asset retirement obligation liability [note 23]	246,939	—
Deferred revenue [notes 6, 11, and 15]	920,000	620,000
Total liabilities	7,770,670	7,058,287
Commitments and contingencies [notes 1, 5, 17, and 21]
Non-controlling interest [note 9]	—	1,354,923
Shareholders’ Equity
Share capital [note 16(b)]	109,133,395	85,127,873
Shares to be issued [note 16(c)]	1,265,070	1,741,339
Contributed surplus	22,663,941	16,800,527
Accumulated other comprehensive income (note 3)	5,422,751	(789,471)
Deficit	(87,320,183)	(73,099,779)
Total shareholders’ equity	51,164,974	29,780,489
	58,935,644	38,193,699

See accompanying notes

On behalf of the Board:

“Richard Lin”	“Andrew Kingston”
Director	Director

Dynamotive Energy Systems Corporation
Incorporated under the laws of British Columbia, Canada

CONSOLIDATED STATEMENTS OF LOSS AND
COMPREHENSIVE LOSS
For the Year Ended December 31 (in U.S. dollars)

	2007	2006	2005
	$	$	$

EXPENSES
Marketing and business development	1,601,723	1,768,063	1,199,959
Research and development [note 22]	2,040,003	4,247,784	2,804,432
General and administrative [notes 16(h) and 18(a)]	11,026,616	7,763,275	6,257,086
Amortization and depreciation	144,168	124,067	148,556
Interest expense [note 16(h)]	22,207	505,340	1,445,918
Foreign exchange gain	(418,868)	(88,888)	(33,677)
Loss from operations	(14,415,849)	(14,319,641)	(11,822,274)

OTHER INCOME AND EXPENSES
Interest and other income	207,099	493,610	5,614
Gain on asset disposals	—	—	19,773
Loss on settlement of accounts payable [note 16(h)]	(111,108)	(98,189)	—
Loss on sale of interest in subsidiary [note10]	—	(420,400)	—
Write-down of long-term assets [notes 7 and 8]	—	—	(200,457)
	95,991	(24,979)	(175,070)
Loss before non-controlling interest	(14,319,858)	(14,344,620)	(11,997,344)

Non-controlling interest [note 9]	99,454	92,238	—
Net loss for the year	(14,220,404)	(14,252,382)	(11,997,344)
Other comprehensive income
Foreign currency translation adjustment	6,212,222
Comprehensive loss	(8,008,182)

Weighted average number of common
shares outstanding [note 16[i]]	189,573,764	153,685,553	108,009,185

Basic and diluted loss per common share	(0.08)	(0.09)	(0.11)

See accompanying notes

Dynamotive Energy Systems Corporation
Incorporated under the laws of British Columbia, Canada

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
As at December 31 (in U.S. dollars)

					Accumulated
		Shares		Cumulative	Other
	Share	To be	Contributed	Translation	Comprehensive
	Capital	Issued	Surplus	Adjustment	Income	Deficit	Total
	$	$	$	$	$	$	$
Balance, January 1, 2005	39,866,465	2,340,894	9,584,266	(654,374)	—	(46,850,053)	4,287,198
Issued for cash and proceeds received in prior year
Pursuant to private placement, net of issuance
costs	6,071,226	—	—	—	—	—	6,071,226
Pursuant to exercise of stock options	373,277	—	—	—	—	—	373,277
Pursuant to exercise of warrants	592,088	—	—	—	—	—	592,088
Issued for settlement of fees payable	1,836,047	—	—	—	—	—	1,836,047
Issued for services	929,199	—	—	—	—	—	929,199
Issued on conversion of convertible debentures	2,038,951	—	—	—	—	—	2,038,951
Issued on conversion of project advance	166,003	—	—	—	—	—	166,003
Shares to be redeemed and cancelled	(23,780)	—	—	—	—	—	(23,780)
Net change in shares to be issued	—	336,938	—	—	—	—	336,938
Fair value of warrants related to convertible
debentures	—	—	652,398	—	—	—	652,398
Stock-based compensation expense	—	—	2,810,494	—	—	—	2,810,494
Net loss	—	—	—	—	—	(11,997,344)	(11,997,344)
Foreign exchange adjustment	—	—	—	219,713	—	—	219,713
Balance, January 1, 2006	51,849,476	2,677,832	13,047,158	(434,661)	—	(58,847,397)	8,292,408
Issued for cash and proceeds received in prior year
Pursuant to private placement, net of issuance
costs	18,670,368	—	—	—	—	—	18,670,368
Pursuant to exercise of stock options	642,098	—	—	—	—	—	642,098
Pursuant to exercise of warrants	7,936,096	—	—	—	—	—	7,936,096
Issued for settlement of fees payable	3,036,562	—	—	—	—	—	3,036,562
Issued for services	2,514,585	—	—	—	—	—	2,514,585
Issued on conversion of convertible debentures	726,056	—	—	—	—	—	726,056
Cancellation of Escrow Shares	(247,368)	—	—	—	—	—	(247,368)
Net change in shares to be issued	—	(936,493)	—	—	—	—	(936,493)
Escrow shares cancelled/forfeited	—	—	247,368	—	—	—	247,368
Loss on sale of subsidiary	—	—	420,400	—	—	—	420,400
Stock-based compensation expense	—	—	3,085,601	—	—	—	3,085,601
Net loss	—	—	—	—	—	(14,252,382)	(14,252,382)
Foreign exchange adjustment	—	—	—	(354,810)	—	—	(354,810)
Balance, December 31, 2006	85,127,873	1,741,339	16,800,527	(789,471)	—	(73,099,779)	29,780,489
Change in accounting policy [note 3]	—	—	—	789,471	(789,471)	—	—
	85,127,873	1,741,339	16,800,527	—	(789,471)	(73,099,779)	29,780,489
Balance, January 1, 2007
Issued for cash and proceeds received in prior year
Pursuant to private placement, net of issuance
costs	11,557,657	—	—	—	—	—	11,557,657
Pursuant to exercise of stock options	672,483	—	—	—	—	—	672,483
Pursuant to exercise of warrants	7,111,610	—	—	—	—	—	7,111,610
Issued for settlement of fees payable	1,565,152	—	—	—	—	—	1,565,152
Issued for services	1,058,620	—	—	—	—	—	1,058,620
Issued on purchase of interest in subsidiary	2,040,000	—	—	—	—	—	2,040,000
Net change in shares to be issued	—	(476,269)	—	—	—	—	(476,269)
Warrant compensation for private placement	—	—	2,744,520	—	—	—	2,744,520
Stock-based compensation expense	—	—	3,118,894	—	—	—	3,118,894
Net loss	—	—	—	—	—	(14,220,404)	(14,220,404)
Foreign currency translation adjustment	—	—	—	—	6,212,222	—	6,212,222
Balance, December 31, 2007	109,133,395	1,265,070	22,663,941	—	5,422,751	(87,320,183)	51,164,974

Dynamotive Energy Systems Corporation
Incorporated under the laws of British Columbia, Canada

CONSOLIDATED STATEMENTS OF CASH FLOWS
As at December 31 (in U.S. dollars)

	2007	2006	2005
	$	$	$

OPERATING ACTIVITIES
Net loss for the year	(14,220,404)	(14,252,382)	(11,997,344)
Add items not involving cash:
Amortization and depreciation	144,168	124,067	148,556
Accretion expense	—	208,022	1,068,192
Non-controlling interest	(99,454)	(92,238)	—
Interest expense non-cash	—	14,408	67,970
Gain on asset disposals	—	—	(19,773)
Write-down of long-term assets	—	—	200,457
Loss on settlement of accounts payable	111,108	98,189	—
Loss on purchase/sale of interest in subsidiary	238,346	420,400	—
Stock based compensation [note 16(h)]	3,632,561	4,337,590	3,697,057
Foreign exchange gain	(418,868)	(88,888)	(33,677)
Net change in non-cash working capital balances
related to operations [note 20]	(197,227)	(171,912)	133,833
Cash used in operating activities	(10,809,770)	(9,402,744)	(6,734,729)

FINANCING ACTIVITIES
Contribution received from joint venture [note 9]	500,000	1,500,000	—
Proceeds from convertible debenture	—	—	1,825,000
Increase (decrease) in long-term debt	—	(899,184)	—
Repayment of loan	(23,933)	—	(42,331)
(Increase) decrease in government grant
receivables	419,351	(473,451)	(368,712)
Share capital issued	22,983,149	27,495,575	6,398,254
Shares to be issued	130,000	18,091	1,957,000
Cash provided by financing activities	24,008,567	27,641,031	9,769,211

INVESTING ACTIVITIES
Increase in other long term deferred assets	(500,000)	—	—
Increase in long term loan receivable	(346,666)	—	—
Increase in patent costs	—	(21,016)	(22,181)
Purchase of property, plant and equipment (net of
government grants received)	(20,172,180)	(10,496,423)	(1,580,195)
Decrease (increase) in restricted cash	—	177,596	(172,813)
Cash used in investing activities	(21,018,846)	(10,339,843)	(1,775,189)

Increase (decrease) in cash and cash
equivalents	(7,820,049)	7,898,444	1,259,293
Effects of foreign exchange rate changes on cash	270,337	19,622	32,204
Increase (decrease) in cash and cash
equivalents during year	(7,549,712)	7,918,066	1,291,497
Cash and cash equivalents, beginning of year	9,346,534	1,428,468	136,971
Cash and cash equivalents, end of year	1,796,822	9,346,534	1,428,468

Supplemental cash flow information [notes 16(b) and 20]
See accompanying notes

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2007	(expressed in U.S. dollars)

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

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presumes the Company will be able to realize its assets and discharge its liabilities and commitments in the normal course of operations for the foreseeable future. As at December 31, 2007, the Company has a working capital deficiency of $3,024,446 (2006 - working capital of $4,938,473), and has incurred a loss of $14,220,404 (2006 - $14,252,382; 2005 - $11,997,344) for the year ended December 31, 2007.

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

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2007	(expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

In September 2006, the Company entered into an agreement to sell-off a 20% interest of its then wholly owned subsidiary Dynamotive Europe Limited (“DEL”) (note 10). The Company maintains the remaining 80% ownership interest in DEL. The Company continues to consolidate DEL for each of the years presented.

The Company also owns 100% shares of Dynamotive Biomass Resource Corporation (“DBRC”), incorporated under the laws of British Columbia, Canada. In July 2007, the Company entered into a share exchange agreement with Pendana Limited BVI (“Pendana”), whereby Pendana agreed to sell 49% (490,000 common shares) of DBRC in consideration of the issuance of 2,000,000 common shares of the Company. 2,000,000 common shares having a fair value of $1.02 per share were issued to Pendana in early August 2007. In addition, the Company owns 99.98% of the West Lorne BioOil Co-Generation LP formed under the laws of Ontario and has accounted for its proportionate share of the partnership.

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

The Company uses the U.S. dollar as the reporting currency for its consolidated financial statements. Assets and liabilities are translated into U.S. dollars using current exchange rates in effect at the balance sheet date and revenue and expense accounts are translated using the average exchange rate during the period. Gains and losses resulting from this translation are recorded in shareholders’ equity as an adjustment to accumulated other comprehensive income.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2007	(expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Revenue recognition

[a] Product Sales

The Company recognizes revenue from the sale of products, including BioOil, char, and other byproducts, upon shipment of the product when the risk and reward of ownership has been transferred to the customer, provided that the amount is fixed or determinable and collection is reasonably assured.

[b] Licenses and royalties

Revenue from license agreements may include multiple elements within a single contract. Payments received under license agreements may include the following: non-refundable fees at inception of the contract, fees for services to be performed, milestone payments for specific achievements, and royalty payments based upon resulting sales of products. Agreements with multiple elements are separated into significant discrete units of accounting based on the relative fair value of each element. Revenue is recognized for each element when all significant acts have been completed and delivery has occurred with no substantial risk of return and collectibility is reasonably assured. When the fair value cannot be determined, revenue is deferred until objective evidence exists or recognized as the final elements are delivered.

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

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2007	(expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Investment tax credits are accounted for under the cost reduction method whereby they are netted against the expense or capital asset to which they relate. Investment tax credits are recorded when the Company has incurred the qualifying expenditures and there is reasonable assurance the tax credits will be realized. As at December 31, 2007 and 2006, no investment tax credits have been recognized.

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

During the year ended December 31, 2007, the Company netted $13,911 (2006 - $154,560; 2005 - $nil) of product sales against research and development expenses, which are considered incidental sales of BioOil until such time as the Company’s plants have reached commercial production levels.

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

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2007	(expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Property, plant and equipment

Property, plant and equipment are recorded at cost, net of government assistance, and amortized using the following methods and annual rates:

Furniture and fixtures	20% declining balance
Computer equipment	30% declining balance
Computer software	100% declining balance
Equipment	20% declining balance
Leasehold improvements	Straight line over the term of the lease (which approximates its estimated life)

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

As at December 31, 2007, no amortization is recorded on projects under development as assets are not yet available for use.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2007	(expressed in U.S. dollars)

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

Stock based compensation

The Company has two stock based compensation plans - a stock appreciation rights (“SA Rights”) plan and a stock option plan for directors and employees, which are described in note 16. Under the terms of the stock option plan the Company may grant fixed options or options whose vesting is contingent on future performance. Compensation is recognized under the fair value based method when fixed or performance based stock options are granted to employees and directors. Compensation for SA Rights to be settled in cash are accrued at their fair value at the date of grant and re-measured at each financial statement date until they are exercised. Compensation for SA Rights to be settled in shares are accrued at their fair value at the date of grant but are not remeasured at each financial statement date.

The Company may also issue stock options and warrants to employees or as consideration for services rendered by non-employees. Such equity awards are recorded at their fair value using the Black Scholes option pricing model, as compensation expense or capitalized to long-term assets under construction when the Company receives the related services and the equity awards vest. No compensation is recognized in connection with options and warrants awarded in connection with private placements, since the share issue costs are netted against the proceeds raised. All unvested or modified options for non-employees are re-measured on each balance sheet date until such options vest.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2007	(expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Loss per common share

Basic loss per common share is based on the weighted average number of shares outstanding for the period excluding contingently issuable shares and excluding escrowed shares. For the year ended December 31, 2007, potentially dilutive common shares (relating to shares to be issued, options and warrants outstanding, and convertible instrument agreements outstanding at year end) totaling 35,018,892 (2006 – 45,003,779, 2005 – 55,107,401) were not included in the computation of loss per share because their effect was anti-dilutive.

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

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and balances invested in short-term money market deposits with an original maturity less than 90 days from the date of purchase. For the year ended December 31, 2007, the weighted average interest rate earned on cash equivalent balances was 4.83% (2006 – 4.77%) . As at December 31, 2007, the Company had $796,822 (2006 - $409,810) in cash, which includes $Nil (2006 – Cash balance $203,400) in Canadian currency (converted to US dollars based on the year end foreign exchange rate), $1,000,000 (2006 - $6,650,000) in short-term US dollar money market deposits and $nil (2006 – $2,286,724) in Canadian dollar (converted to US dollars based on the year end foreign exchange rate) T-bill mutual funds.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2007	(expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Asset retirement obligations

The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurred a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets and when a reasonable estimate of the fair value can be made. The obligation is measured initially at fair value using present value methodology, and the resulting costs capitalized into the carrying amount of the related asset. In subsequent periods, the liability will be adjusted for any changes in the amount or timing of the underlying future cash flows. Capitalized asset retirement costs will be depreciated on the same basis as the related asset and the discount accretion of the liability is included in determining the results of operations. As at December 31, 2007, the Company estimated the fair value of the asset retirement obligations was $246,939 (2006 - $nil).

Long-term investment

The Company’s long-term investment is accounted for on a cost basis. The investment is written-down to its estimated net realizable value when there is evidence of a decline in value below carried cost that is other than temporary.

3. CHANGE IN ACCOUNTING POLICY

Effective January 1, 2007, the Company adopted five new Canadian Institute of Chartered Accountants (“CICA”) accounting standards: (a) Handbook Section 1530, Comprehensive Income; (b) Handbook Section 3855, Financial Instruments – Recognition and Measurement; (c) Handbook Section 3861, Financial Instruments – Disclosure and Presentation; (d) Handbook Section 3865, Hedges; and (e) Handbook Section 1506, Accounting Changes. The main requirements of these new standards and the resulting financial statement impact are described below.

Consistent with the requirements of the new accounting standards, the Company has not restated any prior period amounts as a result of adopting the accounting changes. The effect of the adoption of these standards is summarized below.

(a) Comprehensive Income, Section 1530:

This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income includes holding gains and losses on available for sale investments, gains and losses on certain derivative financial instruments and foreign currency gains an losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized.

As a result of adopting this new standard, the Company reflected a presentational reclassification of amounts previously recorded in “Cumulative translation adjustment” to “Accumulated other comprehensive income”.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2007	(expressed in U.S. dollars)

3. CHANGE IN ACCOUNTING POLICY (cont’d.)

(b) Financial Instruments – Recognition and Measurement, Section 3855:

This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006. This standard requires all financial instruments within its scope, including derivatives, to be included on the balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in either the statements of operations or the statement of comprehensive income.

All financial assets and liabilities are recognized when the Company becomes a party to the contract creating the item. As such, any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. The adoption of these recommendations had no effect on the January 1, 2007 other comprehensive income or the deficit.

All financial instruments are classified into one of the following five categories: held-for-trading, held to maturity, loans and receivables, available for sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

•  Held to maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and transaction costs are amortized into net earnings, using the effective interest method.

• Available for sale financial assets are measured at fair value, with unrealized gains and losses recorded in other comprehensive income until the asset is realized, at which time they will be recorded in net earnings.

• Held for trading financial instruments are measured at fair value. All gains and losses resulting from changes in their fair value are included in net earnings in the period in which they arise.

• All derivative financial instruments are classified as held for trading financial instruments and are measured at fair value, even when they are part of a hedging relationship. All gains and losses resulting from changes in their fair value are included in net earnings in the period in which they arise.

The adoption of this new standard had no effect on the consolidated financial statements of the Company.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2007	(expressed in U.S. dollars)

3. CHANGE IN ACCOUNTING POLICY (cont’d.)

(c) Financial Instruments – Disclosure and Presentation, Section 3861:

This standard sets out standards which address the presentation of financial instruments and non-financial derivatives, and identifies the related information that should be disclosed. These standards also revise the requirements for entities to provide accounting policy disclosures, including disclosure of the criteria for designating as held-for-trading those financial assets or liabilities that are not required to be classified as held-for-trading; whether categories of normal purchases and sales of financial assets are accounted for at trade date or settlement date; the accounting policy for transaction costs on financial assets and financial liabilities classified as other than held-for-trading; and provides several new requirements for disclosure about fair value.

The Company has chosen to recognize all transaction costs to net income on all financial liabilities that have been designated as other than held for trading in accordance with section 3855.57(a) .

(d) Hedging, Section 3865:

This standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not hold any financial instruments designated for hedge accounting.

(e) Accounting Changes, Section 1506:

Section 1506 revised the standards on changes in accounting policy, estimates or errors to require a change in accounting policy to be applied retrospectively (unless doing so is impracticable or is specified otherwise by an new accounting standard), changes in estimates to be recorded prospectively, and prior period errors to be corrected retrospectively. Voluntary changes in accounting policy are allowed only when they result in financial statements that provide reliable and more relevant information. In addition, these revised standards call for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. The impact of this new standard cannot be determined until such time as the Company makes a change in accounting policy, other than the changes resulting from the implementation of the new CICA Handbook standards discussed in this note.

(f) Recently Released Canadian Accounting Standards

i.

The CICA has issued new accounting standards Section 3862, “Financial Instruments – Disclosures” and Section 3863, “Financial Instruments – Presentation” which replace Section 3861 “Financial Instruments–Disclosure and Presentation”. The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed. The new presentation standard carries forward the existing presentation requirements. These new standards are effective for the Company for periods beginning on or after October 1, 2007. The Company is evaluating the impact that the adoption of Section 3862 and Section 3863 will have on its consolidated financial statements.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2007	(expressed in U.S. dollars)

3. CHANGE IN ACCOUNTING POLICY (cont’d.)

ii.

Effective January 1, 2008, the Company will adopt new accounting standard Section 1535, “Capital Disclosures”, which requires companies to disclose their objectives, policies and processes for managing capital. In addition, disclosures are to include whether companies have complied with externally imposed capital requirements and, if not in compliance, the consequences of such non-compliance. The Company is evaluating the impact that the adoption of Section 1535 will have on its consolidated financial statements.

4. RECEIVABLES

	2007	2006
	$	$

Receivables from sales of BioOil	6,579	96,337
Government taxes recoverable	113,337	318,416
Sundry receivables [note 18(d)]	31,317	60,150
	151,233	474,903

5. LOAN RECEIVABLE

On November 14, 2007, the Company and Biomass Worldwide Limited (“Biomass”) and Anthony Pius Noll (“Guarantor”) entered into a negotiation commitment and loan agreement where the Company will loan Biomass up to $720,000 in five tranches (to be completed by April 12, 2008) on the understanding that if the parties are able to reach a definitive agreement in respect of an equity investment by the Company in Biomass, all the loan will be converted into not less than 30% of the equity of Biomass. If the Company concludes in its sole discretion that it will be unable to agree upon an equity conversion agreement with Biomass, 72% of the loan shall be repaid together with interest at 6% p.a. compounded semi-annually. The other 28% of the loan (plus interest at 6% p.a. compounded semi-annually) will, at the election of Biomass, be either (i) converted into equity of Biomass at “fair value” or (ii) converted into a 3% royalty on gross sales of any products or services of Biomass or the Guarantor which use or incorporate Biomass’ or the Guarantor’s intellectual property until the amount is repaid with interest. The due date for repayment of the loan shall be on demand any time on or after March 7, 2008. No loan repayments have been made subsequent to the year ended December 31, 2007. The loan is secured by a pledge of all of the assets of Biomass and by an unconditional guarantee of the Guarantor. As of December 31, 2007, the Company has loaned $346,666 to Biomass. (see also note 26)

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2007	(expressed in U.S. dollars)

6. LONG-TERM ADVANCE

In April, 2006, the Company entered into a convertible loan agreement whereby it loaned $250,000 to Rika Ukraina Ltd to fund its wholly owned subsidiary’s (Rika Biofuels Ltd.) biomass development activities. In December, 2006, an additional $80,000 was loaned under the same terms The loan is unsecured and bears interest at 6% per annum. The principal and interest was originally due no later than July 15, 2006 however, the repayment was extended to May, 2007. Under the terms of the agreement, the Company has the option to convert the principal and any accrued interest into a 50% ownership interest in Rika Biofuels Ltd. at any time the loan is outstanding and it is the Company’s intention to convert the loan. For the year ended December 31, 2007, the entire long-term advance of $330,000 (2006 - $330,000) remains outstanding and has been offset against amounts received from Rika Ltd. and recorded as deferred revenue (note 15).

7. PROPERTY, PLANT AND EQUIPMENT

	2007		2006
		Accumulated		Accumulated
	Cost	Amortization	Cost	Amortization
	$	$	$	$

Furniture and fixtures	201,127	160,516	155,358	129,257
Computer equipment and software	670,109	560,859	552,498	426,057
Equipment	160,570	60,430	119,786	28,511
Projects under development:
West Lorne	22,150,711	—	13,271,968	—
Guelph	30,580,258	—	12,095,726	—
Deposits on equipment – 200tpd plant	661,199	—	669,667	—
Leasehold improvements	301,787	189,082	214,503	133,291
	54,725,761	970,887	27,079,506	717,116
Net book value	53,754,874		26,362,390

The Company is expanding and upgrading its 130 tonne per day (“TPD”) BioOil co-generation project at the site of Erie Flooring in West Lorne, Ontario. At December 31, 2007, the Company has also recorded $30,580,258 [2006 - $12,095,726] as plant and equipment representing construction costs on a 200 TPD plant at Guelph, Ontario. All of the construction payments were paid in cash or shares.

During 2006 the Company began construction of a 200 tpd Bio Oil production facility in Guelph, Ontario, Canada. The Company owns the plant and intends to lease it to Evolution BioFuels Inc., the entity that will operate the plant. Construction of the plant was completed in 2007 and it has entered commissioning. The plant will produce BioOil Plus, which is a mixture of BioOil and char. The Guelph plant is located on land that is currently subject to a title dispute. The outcome of the dispute is uncertain however it could have a material impact on the carrying value of the Guelph plant.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2007	(expressed in U.S. dollars)

7. PROPERTY, PLANT AND EQUIPMENT (cont’d.)

A small fire in an isolated area of the West Lorne Plant occurred on April 10th 2008. There were no injuries and there was no need to evacuate the plant. No significant damage to the plant was reported, and product storage areas were not affected. Work continues to investigate the event and establish a schedule for repairs, which are expected to take approximately two months. While the total cost of the repairs cannot be precisely estimated at this time, it is expected that the majority of any costs will be covered by insurance. Production commitments will be met from the Guelph Plant in the interim period.

During 2007, government grants of $nil [2006 - $1,331,964] have been applied to reduce the cost of property, plant and equipment under construction.

In 2005, the Company recorded write-downs of certain property, plant and equipment totaling $190,146, pertaining to certain BioOil Power Generation testing equipment. The Company determined that the net recoverable amount of certain test equipment was below its carrying value.

The deposits on equipment – 200tpd plant are payments made for equipment to be used in a future 200tpd plant.

8. PATENTS

	2007		2006
		Accumulated		Accumulated
	Cost	Amortization	Cost	Amortization
	$	$	$	$

Patents	484,609	215,041	410,530	156,618
Net book value	269,568		253,912

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

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2007	(expressed in U.S. dollars)

9. BIOMASS JOINT VENTURE

In September 2006, the Company and Pendana Limited BVI (“Pendana”) entered into a joint venture agreement to establish DBRC (a company incorporated federally in Canada) with the purpose of securing biomass and to source project development opportunities and additional biofuel and green credit pipeline opportunities. The agreement expires on December 31, 2016.

Pursuant to terms of the agreement, the Company earned a 51% interest in DBRC by contributing cash of $500,000 and granting DBRC certain rights (“Rights”) associated with specific biomass development opportunities in Canada, South America, and Europe. In return for a 49% ownership in DBRC, Pendana’s contribution amounted to cash payments of $2,000,000 ($1.5 million was received in DBRC as at December 31, 2006 and $500,000 received in 2007). In addition to the above, the Company has agreed to lend DBRC up to $1 million, with terms to be entered into at a later date. Pendana has also further agreed to provide a $20 million revolving line of credit to DBRC. Any sums advanced under this credit facility shall at Pendana’s sole discretion, be repayable on demand and shall bear interest at 4% above the rate of the Royal Bank of Scotland. Pendana shall be entitled to security in the projects or assets funded under this clause of the credit facility. As at December 31, 2007, no funds (2006 - $nil) have been advanced by Pendana under this credit facility.

In July 2007, the Company entered into a share exchange agreement with Pendana, whereby Pendana agreed to sell 49% (490,000 common shares) of DBRC in exchange for 2,000,000 common shares of the Company. 2,000,000 common shares having a fair value, based on the market price for a period before and after the date of the share issuance, of $1.02 per share were issued to Pendana in early August 2007. The difference between the fair value and the carrying value of the net assets of DBRC was unchanged from the date of its inception (September 2006) through the date of acquisition of the 490,000 common shares of DBRC from Pendana. The excess of the consideration paid over the fair value of the net assets acquired has been adjusted to general and administrative expense.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2007	(expressed in U.S. dollars)

10. DYNAMOTIVE EUROPE LIMITED

In September 2006, the Company and Pendana Limited BVI (“Pendana”) entered into an agreement in connection with the Company’s then wholly-owned subsidiary DEL. The agreement was made in an effort to establish DEL as a permanent presence in Europe to develop European projects. Under the terms of the agreement, Pendana completed a private placement with the Company, whereby the Company issued 2,332,361 common shares and 583,090 share purchase warrants for gross cash proceeds of $2,000,000. The warrants are exercisable at $1.26 and expire on August 2, 2008. In addition, the Company issued a total of 3,000,000 warrants, with an exercise price of $1.2375, to Pendana, 1,000,000 of these warrants were to expire on April 24, 2007 and the remaining 2,000,000 warrants were to expire on February 28, 2007. The 3 million warrants had not been exercised and were cancelled on the expiry date (see note 16(f)). The additional warrants were valued using the Black-Scholes option pricing model using the following assumptions: risk free interest rate of 4.17%; dividend yield of 0%, volatility factors of 35.23%; and an expected life of 0.5 years. Pendana also received a 20% interest in DEL, with Dynamotive maintaining the remaining 80% interest. The Company further agreed to loan DEL $2,000,000 on commercial terms.

Pursuant to the terms of the agreement, 20% of the net cash generated by DEL will be distributed to Pendana’s agent and 80% to the Company in settlement of the intercompany debt. In the event DEL wishes to seek further debt or equity funding to finance specific projects at any time following the date of the agreement, Pendana shall have the right of first refusal.

At the date of acquisition, DEL was substantially inactive and no non-controlling interest was recorded as a result of this transaction, as the net asset value at that date was in a deficit position and DEL had not yet obtained profitable operations. As a result of the sale of this 20% interest in DEL, the Company recorded a loss on sale of $420,400 in its operations for the year ended December 31, 2006. The Company continues to consolidate the accounts of DEL as the Company maintains its remaining 80% ownership interest.

11. LONG TERM INVESTMENT

As at December 31, 2007, Dynamotive holds 3,874,139 (2006 – 2,658,994) common shares of Renewable Energy Corp (“ROC”) incorporated in Victoria, Australia, a subsidiary of Enecon Pyrolysis Pty Limited. It represents an 8.02% (2006 – 6.6%) interest in the entity. For the year ended December 31, 2006 the entire $100,000 long-term investment in ROC (which was previously offset against deferred revenue) has been reclassified as a long-term investment.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2007	(expressed in U.S. dollars)

12. LONG TERM DEFERRED ASSET

In April 2007, the Company entered into amended agreements with Erie Flooring and Wood Products (“Erie”) regarding the supply by Erie of wood chips to the West Lorne BioOil plant over the next 12 years at no charge and the provision of char from the BioOil plant to Erie at no charge. In relation to these agreements, Dynamotive has paid for the purchase and installation of a char based boiler system and related char delivery infrastructure at Erie. The asset will be amortized evenly over the life of the wood supply contract.

To facilitate the purchase of the boiler system, the Company borrowed $359,000 from Erie. This amount is being repaid to Erie in equal monthly payments plus 8% interest over a 10-year period. The first payment was made in May 2007. As at December 31, 2007, the Company owed Erie $335,067.

Long-term debt repayment schedule:

	2007	2006
	$	$
2008 (Current)	35,900	—
2009	35,900	—
2010	35,900
2011	35,900	—
2012	35,900	—
Thereafter	155,567	—
	335,067	—

13. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2007	2006
	$	$

Trade accounts payable	2,582,981	3,141,341
Accrued compensation	349,957	239,287
Accrued liabilities [note 18(d)]	2,939,005	2,665,838
Bank of Scotland guarantee(i)	396,721	391,821
	6,268,664	6,438,287

(i)

In 2001, Border Biofuels Ltd. (“BBL”, a company in liquidation which was 75% owned by the Company) entered into a credit facility with the Bank of Scotland (“the Bank”) for a maximum of $396,721 (2006 - $391,821) (£200,000). The credit facility is denominated in British Pounds Sterling and is guaranteed by the Company. During 2002, BBL became insolvent. If the Bank is unable to realize on its collateral with BBL, it has the right to seek settlement from the Company for payment. Although there is currently no indication that the Bank will pursue the Company, the Company in 2002 recognized the full amount of the guarantee as a current liability. BBL remains in liquidation at December 31, 2007, there has been no change in status regarding the settlement of the credit facility.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2007	(expressed in U.S. dollars)

14. CONVERTIBLE DEBENTURES

(a)

In 2005, the Company issued $1,825,000 of convertible debentures including $175,000 of debentures issued to officers and directors (or companies controlled by officers and directors) of the Company. These debentures were due between June and September 2006, had an interest rate of 10% payable in shares and were convertible into Company common shares at rates between $0.40 and $0.425 per share. These debentures were collateralized by certain government grant receivables and guaranteed by the Company. In September and December 2005, $1,150,000 of debentures were converted into 2,727,941 common shares [note 16(b)] and 681,985 Series U warrants. In addition, 101,071 shares and 25,267 Series U warrants were issued in 2005 as an interest payment on the debenture. During the first six months of 2006, the remaining $675,000 of the debentures were converted into 1,613,969 common shares [note 16(b)] and 484,787 Series U warrants. In addition, 109,370 shares and 29,493 Series U warrants were issued in 2006 as an interest payment on the debenture. As at December 31, 2007, no debentures were outstanding.

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

15. DEFERRED REVENUE

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

In 2007, the Company received common shares of ROC with a fair value of $300,000 as compensation for engineering services performed. The Company subsequently transferred common shares of ROC with a fair value of $150,000 to a sub-contractor as partial settlement for services provided to ROC by the sub-contractor on behalf of the Company.

Deferred revenue is net of $330,000 (2006 - $330,000) advanced to entities controlled by Rika Ltd. (note 6).

All the above receipts are non-refundable and have been recorded as deferred revenue.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2007	(expressed in U.S. dollars)

16. SHARE CAPITAL

[a] Authorized share capital

The Company’s authorized capital consists of an unlimited number of common shares with no par value and unlimited Class A preferred shares with no par value with each having attached special rights and restrictions. No preferred shares were issued and outstanding at December 31, 2007 and 2006.

[b] Issued and outstanding common shares

	Issued
	#	$
Balance, December 31, 2004	93,129,798	39,866,465
Issued for cash and proceeds received in prior year
Pursuant to private placement, net of issuance costs (iii)	17,303,998	6,071,226
Pursuant to exercise of stock options	1,239,139	373,277
Pursuant to exercise of warrants	1,873,084	592,088
Issued for settlement of fees payable (iii)	3,347,869	1,836,047
Issued for services (i)	1,656,643	929,199
Issued on conversion of convertible debentures [note 14]	4,364,013	2,038,951
Issued on conversion of project advance	342,287	166,003
Shares to be redeemed and cancelled (ii)	(44,956)	(23,780)
Balance, December 31, 2005	123,211,875	51,849,476
Issued for cash and proceeds received in prior year
Pursuant to private placement, net of issuance costs (iii)	24,001,562	18,670,368
Pursuant to exercise of stock options	1,411,716	642,098
Pursuant to exercise of warrants	17,574,713	7,936,096
Issued for settlement of fees payable (iii)	2,394,907	3,036,562
Issued for services (i)	2,003,664	2,514,585
Issued on conversion of convertible debentures [note 14]	1,723,339	726,056
Cancellation of Escrow Shares	(556,000)	(247,368)
Balance, December 31, 2006	171,765,776	85,127,873
Issued for cash and proceeds received in prior year
Pursuant to private placement, net of issuance costs (iii)	16,871,989	11,557,657
Pursuant to exercise of stock options	1,434,166	672,483
Pursuant to exercise of warrants	13,198,261	7,111,610
Issued for settlement of fees payable (iii)	1,553,840	1,565,152
Issued for services (i)	925,641	1,058,620
Issued on purchase of interest in subsidiary (note 9)	2,000,000	2,040,000
Balance, December 31, 2007	207,749,673	109,133,395

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2007	(expressed in U.S. dollars)

16. SHARE CAPITAL (cont’d.)

[i]

The Company has entered into various agreements for services with its employees, directors and non-employees to be settled with various stock awards. For awards issued to employees and directors, the fair value is determined using the market price on the date of grant and for non-employees the fair value is determined using the market value on the date of completion of the services.

The Company issued shares for services as described below:

	Issued
	#	$
For the year end December 31, 2005
Shares issued for services:
Consulting services	1,078,201	626,365
Share issuance costs	487,940	268,444
Employees, directors and officers	90,502	34,390
Total shares issued for services in 2005	1,656,643	929,199

For the year end December 31, 2006
Shares issued for services:
Consulting services	1,270,258	1,667,292
Share issuance costs	676,533	799,574
Employees, directors and officers	56,873	47,719
Total shares issued for services in 2006	2,003,664	2,514,585

For the year end December 31, 2007
Shares issued for services:
Consulting services	397,317	430,083
Share issuance costs	495,047	591,876
Employees, directors and officers	33,277	36,661
Total shares issued for services in 2007	925,641	1,058,620

[ii]

At December 31, 2007, the Company had nil [2006 – nil; 2005 - 44,956] common shares to be redeemed. The redeemable shares had a fair value of $nil [2006 – nil; 2005 - $23,780] which were issued as a partial payment of outstanding invoices returned to the Company as a result of the final settlement with a vendor.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2007	(expressed in U.S. dollars)

16. SHARE CAPITAL (cont’d.)

[iii]

During the year ended December 31, 2007, the Company completed private placements for gross proceeds of $13,291,580 [2006 - $21,072,712; 2005 - $7,138,730]. Share issuance costs related to these private placements totaled $1,733,923 [2006 - $2,402,344; 2005 - $1,033,113], of which $822,500 [2006 - $232,722; 2005 - $35,041] was paid in cash and $911,422 [2006 - $2,169,622; 2005 - $998,072] was paid in shares and warrants. Share issuance costs paid in shares were valued based on the quoted market price on the date of private placements. The fair value of the warrants was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 4.25% (2006 – 4.06%; 2005 – 3.58%); dividend yield of 0% (2006 – 0%; 2005 – 0%); volatility factors of 62.2% (2006 – 54.5%; 2005 – 61.5%); and weighted average expected life of 4.8 years (2006 – 2 years; 2005 – 2 years). Pursuant to the private placement agreements in 2007, 1,720,354 Series S warrants and 4,492,674 Series V warrants [2006 – 9,082,305 series S warrants; 2005 – 7,006,257 series S warrants] were issued in 2007 [note 16(e)].

In 2007, the Company also issued 1,553,840 [2006 – 2,394,907; 2005 – 3,347,869] fully vested shares for settlement of fees payable with a total fair value of $1,565,152 [2006 - $3,036,562; 2005 - 1,836,047]. These shares were valued based on the quoted market price on the date of the settlement agreement. This resulted in a loss on settlement of accounts payable of $111,108 [2006 - $98,189; 2005 - $nil]

[c] Shares to be issued

At December 31, 2007, the Company has 1,429,785 [2006 – 1,836,532] common shares to be issued which are comprised of:

[i]

450,506 [2006 – 966,023] common shares which are to be issued to senior management, directors and non-employees for services rendered under compensation arrangements in 2007 with a fair value of $434,540 [2006 - $1,022,718].

[ii]	838,204 [2006 – 838,204] common shares which are to be issued to directors and officers as bonuses for the previous years with a fair value of $700,530 [2006 - $700,530].

[iii]

141,075 common shares relating to a private placement commenced during the year ended December 31, 2007 [2006 – nil] and nil [2006 – 32,305] common shares are related to exercise of warrants for gross proceeds of $nil [2006 - $18,091]. At December 31, 2007, the Company had received $130,000 [2006 - $nil] in cash for these shares to be issued.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2007	(expressed in U.S. dollars)

16. SHARE CAPITAL (cont’d.)

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

As at December 31, 2007, nil [2006 - nil] common shares are held in escrow.

[e] Stock options

At December 31, 2007, the following stock options to directors, employees and non-employees were outstanding:

		Options Outstanding		Options Exercisable
		Weighted-
	Number	Average	Weighted-	Number	Weighted-
Range of	Outstanding at	Remaining	Average	Exercisable at	Average
Exercise	December 31,	Contractual	Exercise	December 31,	Exercise
Prices	2007	Life	Price	2007	Price

$0.20 - $0.23	4,735,617	5.77 years	$0.21	4,735,617	$0.21
$0.33 - $0.48	7,703,500	5.91 years	$0.46	7,703,500	$0.46
$0.50 - $0.58	2,473,750	2.26 years	$0.52	2,393,750	$0.52
$1.00 - $1.35	3,404,000	2.59 years	$1.20	3,004,000	$1.21
$1.50 - $1.60	802,500	1.70 years	$1.59	802,500	$1.59
	19,119,367	4.63 years	$0.59	18,639,367	$0.57

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2007	(expressed in U.S. dollars)

16. SHARE CAPITAL (cont’d.)

From time to time, the Company has provided incentives in the form of stock options to the Company’s directors, officers, employees and others. The Company has reserved 31,162,451 [2006 - 25,764,866] (15%) of its common shares for issuance upon the exercise of stock options of which at December 31, 2007, 12,043,084 [2006 - 8,875,333] are available to be granted. The exercise price and the vesting terms of the options are determined by the Compensation Committee of the Company’s Board of Directors. The exercise price will generally be at least equal to the market price of the common shares at the date of the grant.

Stock option transactions for the respective periods and the number of stock options outstanding are summarized as follows:

	No. of Common	Weighted Average
	Shares Issuable	Exercise Price
	#	$
Balance, December 31, 2004	11,939,723	0.38
Options issued	4,068,916	0.48
Options forfeited or expired	(856,250)	0.72
Options exercised	(1,239,139)	0.30
Balance, December 31, 2005	13,913,250	0.39
Options issued	4,665,999	0.82
Options forfeited or expired	(278,000)	0.66
Options exercised	(1,411,716)	0.45
Balance, December 31, 2006	16,889,533	0.50
Options issued	5,034,000	0.96
Options forfeited or expired	(1,370,000)	1.04
Options exercised	(1,434,166)	0.47
Balance, December 31, 2007	19,119,367	0.59

During 2007, the Company extended the expiry date for eight months of 225,000 options issued to an employee from the original expiry date.

During 2005, the Company reduced the expiry date of 400,000 options issued to officers from the original expiry date of three years to two years.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2007	(expressed in U.S. dollars)

16. SHARE CAPITAL (cont’d.)

The weighted-average fair value of options granted or revalued in 2007 where the stock price is equal to the exercise price of the options, greater than the exercise price of the options and less than the exercise of the options was $1.16, $nil, and $0.89 respectively [2006 - $0.58, $0.54, and $0.78; 2005 - $0.58, $0.54, and $0.46] .

Compensation expense recognized for options granted or modified in 2007 or prior periods was $2,827,976 (2006 - $1,933,233; 2005 - $2,103,328). Included in the options granted in 2007, were 533,000 (2006 – 200,000; 2005 – nil) options to non-employees for services rendered recorded at a fair value of $190,948 (2006 – $nil; 2005 – $nil). The fair value of stock options issued in 2007 is estimated at the measurement date using the Black Scholes option pricing model with the following weighted average assumptions: Risk free interest rate of 4.16% (2006 – 4.12%; 2005 – 3.7%); dividend yields of 0% (2006 – 0%; 2005 – 0%); volatility factors of the expected market price of the Company’s common stock of 58.7% (2006 – 60.5%; 2005 – 79.9%); and weighted average expected life of the option of 3.9 years (2006 – 3.8 years; 2005 – 6.5 years).

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

[f] Common share purchase warrants

At December 31, 2007 the common share purchase warrants outstanding were as follows:

	No. of Common	Exercise
	Shares Issuable	Price	Expiration Date

Series Q Warrants	374,195	$0.20	August 31, 2008
Series R Warrants	500,000	$0.20	August 31, 2008
Series S Warrants	9,137,040	$0.50 to $2.06	January 12, 2008 to September 27, 2010
Series U Warrants	946,348	$0.46 to $0.53	September 22, 2008 to June 21, 2009
Series V Warrants	4,941,942	$1.06	October 03, 2012

Total	15,899,525

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2007	(expressed in U.S. dollars)

16. SHARE CAPITAL (cont’d.)

Summary of warrants exercised and issued during the year end:

	Number of Common Shares Issuable
				via Warrants
		via Warrants	via Warrants	cancelled or
		Issued	exercised	expired	at
	at December	during the	during the	during the	December
Series	31, 2006	year	year	year	31, 2007	Exercise Price
Q Warrants	3,545,203	—	(3,108,266)	(62,742)	374,195	$0.20
R Warrants	2,500,000	—	(1,680,000)	(320,000)	500,000	$0.20
S Warrants	19,286,163	2,063,411	(8,409,995)	(3,802,539)	9,137,040	$0.50 to $2.06
U Warrants	946,348	—	—	—	946,348	$0.46 to $0.53
V Warrants	—	4,941,942	—	—	4,941,942	$1.06
	26,277,714	7,005,353	(13,198,261)	(4,185,281)	15,899,525

Of 15,899,525 outstanding warrants, 15,689,525 warrants are vested.

(1)

The Series Q warrants were issued as part of a private placement for cash and services. These warrants vested upon successful completion of the private placement and as services were performed. In 2002, 818,418 Series Q warrants were issued as part of a loan agreement to certain directors of the Company. In 2007, 3,108,266 [2006 - 6,811,757] warrants were exercised at a weighted average price of $0.60 [2006 - $0.37] per share.

(2)

The 2,500,000 Series R warrants were issued as part of a loan financing in 2003 at an exercise price of $0.20 per share. As at December 31, 2007, 1,680,000 [2006 – nil] warrants were exercised as per the term of the warrant agreement at zero exercise price [2006 - $nil].

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2007	(expressed in U.S. dollars)

16. SHARE CAPITAL (cont’d.)

(3)

The Series S warrants were issued as part of a private placement for cash and services. Of the 2,063,411 [2006 – 9,532,275] warrants issued, 2,031,411 [2006 – 9,082,305] were issued in relation to private placements. The remainder of the warrants were issued for issuance costs. These warrants vested upon successful completion of the private placement and as services were performed. In 2007, 8,409,995 [2006 – 5,906,032] warrants were exercised at a weighted average price of $0.63 [2006 - $0.57] per share.

(4)

In 2007, nil [2006 – 548,038] Series U warrants were issued as a part of a conversion of convertible debentures. These warrants vested immediately upon issue with a weighted average exercise price of $nil [2006 – $0.49].

(5)

The Series V warrants were issued during 2007 as part of a private placement for cash and services. Of the 4,941,942 [2006 – nil] warrants issued, 4,507,867 [2006 – nil] were issued in relation to private placements. The remainder of the warrants were issued for issuance costs. These warrants vested upon successful completion of the private placement and as services were performed.

Compensation expense recognized for warrants issued during 2007 was $ 298,935 [2006 –$1,152,368; 2005 – $707,166].

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

At December 31, 2007, 300,000 [December 2006 - 300,000] SA Rights were outstanding and 300,000 [December 2006 - 300,000] were vested. These 300,000 SA Rights, with an initial value of $0.40, expire on December 31, 2008. There were no SA Rights issued, redeemed or forfeited during the past three year period.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2007	(expressed in U.S. dollars)

16. SHARE CAPITAL (cont’d.)

[h] Stock based compensation and payment

The Company has recorded stock based compensation and payment as follows:

	2007	2006	2005
	$	$	$
Balance sheet items
Property, plant and equipment	593,538	1,941,324	327,533
Share issue costs	911,422	2,169,622	996,876
Accounts payable	—	969,261	492,136
Other assets	—	100,637	—
	1,504,960	5,180,844	1,816,545
Income statement items
Marketing and business development	—	179,917	477,079
General and administrative	3,310,752	2,571,175	2,327,161
Loss on settlement of accounts payable	111,108	98,189	—
Research and development	321,809	1,586,498	892,817
Interest expense and other	—	14,408	67,970
	3,743,669	4,450,187	3,765,027

Total stock based compensation and
payment	5,248,629	9,631,031	5,581,572

[i] Basic and diluted loss per common share

	2007	2006	2005
	$	$	$
Numerator
Net loss	$(14,220,404)	$(14,252,382)	$(11,997,344)

Denominator
Weighted average number of common shares
outstanding	189,573,764	153,685,553	108,790,519
Escrowed shares	—	—	(781,334)
	189,573,764	153,685,553	108,009,185

Basic and diluted loss per common share	$(0.08)	$(0.09)	$(0.11)

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2007	(expressed in U.S. dollars)

17. COMMITMENTS AND CONTINGENCIES

Commitments

The Company has the following future minimum annual lease commitments for premises and equipment:

$

2008	387,000
2009	255,000
2010	56,000
2011	1,000
2012 and after	nil
699,000

Pursuant to employment agreements with certain officers of the Company, which expire between September 30, 2009 and July 31, 2011, the Company is obligated to pay the full term of contract in the event of the officers’ early termination. As at December 31, 2007, the compensation obligation payable over the next four years amounts to $9,001,918 (2006 - $8,179,294).

In connection with the Company’s West Lorne project upgrade and construction advances related to the 200 TPD plants (see note 7), the Company has outstanding construction commitments of approximately $2.3 million.

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

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2007	(expressed in U.S. dollars)

18. RELATED PARTY TRANSACTIONS

The transactions with related parties are in the normal course of operations and are recorded at amounts established and agreed between the related parties. In addition to the transactions described in note 16, the Company had the following transactions with related parties:

[a]

Consulting fees and salaries of $1,931,783 for the year ended December 31, 2007 [2006 - $1,763,575; 2005 - $1,940,421] have been paid to Directors (or companies controlled by Directors) of the Company. Included in the amount above, is $207,827 [2006 - $543,122; 2005 - $974,392] paid by stock based compensation [note 16(b)(i)].

[b]

Consulting fees and share issue costs of $nil for the year ended December 31, 2007 [2006 - $nil; 2005 - $87,395] have been paid to a shareholder of the Company. Included in the amount above, is $nil [2006 - $nil; 2005 - $1,113] paid by stock based compensation [note 16(b)(i)].

[c]

As at December 31, 2007, $nil [2006 - $nil; 2005 - $82,529] was advanced to a Director of the Company in connection with the formation of a joint venture for the development of the Company’s BioOil technology and related products. The joint venture had not been formalized and the advance was written-off on December 31, 2005.

[d]	The amounts due from/to related parties, which are non-interest bearing, unsecured and due on demand, are comprised of the following:

	2007	2006
	$	$
Receivable
Due from directors and officers	7,215	5,925

Payable
Due to directors and officers, principally accrued bonuses payable	1,859,232	1,218,932

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2007	(expressed in U.S. dollars)

19. LOSSES AND UNUSED DEDUCTIONS CARRIED FORWARD FOR INCOME TAX PURPOSES

As at December 31, 2007, the Company has loss carryforwards of approximately $54,496,000 to apply against future taxable income in Canada ($49,000,000), the United Kingdom ($4,120,000) and the United States ($1,376,000) and $1,425,000 and $622,000 of federal and provincial investment tax credits respectively available for future use in Canada. The United Kingdom loss carryforwards can be carried forward indefinitely. The Canadian losses and investment tax credits expire as follows:

	Federal Investment	Provincial Investment	Loss
	Tax Credits	Tax Credits	Carryforwards
	$	$	$

2007	136,000	—	—
2008	29,000	—	6,360,000
2009	58,000	9,000	4,690,000
2010	197,000	111,000	5,450,000
2011	232,000	129,000	—
2012	64,000	36,000	—
2013	68,000	38,000	5,140,000
2014	538,000	261,000	5,790,000
2016	103,000	38,000	10,620,000
2017	—	—	10,950,000
	1,425,000	622,000	49,000,000

In addition, the Company has scientific research and experimental development expenditures of approximately $7,500,000 [2006 - $5,892,000] that can be carried forward indefinitely to apply against future taxable income in Canada.

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has recognized a valuation allowance for those future tax assets for which it is more likely than not that realization will not occur. Significant components of the Company’s future tax assets as of December 31, 2007 and December 31, 2006 are as follows:

	2007	2006
	$	$

Loss carryforwards	16,650,000	16,053,000
Research and development deductions and credits	3,500,000	3,160,000
Property, plant and equipment	1,200,000	1,492,000
Financing costs	830,000	896,000
Reserves	390,000	—
Total future tax assets	22,570,000	21,601,000
Valuation allowance	(22,570,000)	(21,601,000)
Net future tax assets	—	—

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2007	(expressed in U.S. dollars)

19. LOSSES AND UNUSED DEDUCTIONS CARRIED FORWARD FOR INCOME TAX PURPOSES (cont’d.)

The provision for income taxes differs from the amount established using the statutory income tax rate for British Columbia residents corporations not eligible for the small business deduction as follows:

	2007	2006	2005
	$	$	$
Provision (benefit) at Canadian statutory rate	(5,050,000)	(5,150,000)	(4,090,000)
Permanent differences	190,000	60,000	80,000
Non-deductible stock option compensation	1,090,000	920,000	1,320,000
Effect of reduction in statutory rate	5,810,000	—	—
Increase (decrease) in valuation allowance	(2,040,000)	4,170,000	2,690,000
Future income tax recovery	—	—	—

The valuation allowance as at December 31, 2007 was reduced by $1,070,000 (2006 - $1,040,000; 2005 - $750,000) representing losses carried forward that expired during the period.

The potential income tax benefits relating to these future tax assets have not been recognized in the consolidated financial statements as their realization did not meet the requirements of “more likely than not” under the asset and liability method of tax allocation. Accordingly, no future tax assets have been recognized as at December 31, 2007 and 2006 and no income tax provision or benefit has been provided for any of the periods presented. Had a tax benefit been provided, the Company’s future expected effective tax rate for the reversal of the tax benefit would be 26.3%, 34.18% and 34.12% in 2007, 2006 and 2005, respectively.

The Company’s future tax assets include approximately $830,000 [2006 - $896,000; 2005 - $480,000] related to deductions for share issuance costs, in excess of amounts deducted for financial reporting purposes. If and when the valuation allowance related to these amounts is reversed, the Company will recognize this benefit as an adjustment to share capital as opposed to income tax expense in the Consolidated Statement of Loss. The valuation allowance as at December 31, 2007 was increased by $360,000 (2006 - $nil; 2005 - $nil) representing the tax effect of share issuance costs incurred in the period.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2007	(expressed in U.S. dollars)

20. SUPPLEMENTAL CASH FLOW INFORMATION

	2007	2006	2005
Net change in non-cash working capital	$	$	$

Receivables	367,891	(442,216)	153,693
Prepaid expenses and deposits	29,952	(237,452)	(49,305)
Accounts payable and accrued liabilities	(895,070)	(12,244)	29,445
Deferred revenue	300,000	520,000	—
	(197,227)	(171,912)	133,833

Interest paid
Short-term interest paid	—	174,257	131,971

For stock based non-cash investing and financing activities, see note 16(b).

21. GOVERNMENT ASSISTANCE

Government assistance claimed during the year ended December 31, 2007 in the amount of $nil [2006 - $1,559,085; 2005 - $1,664,640] has been recorded as a reduction of expenditures.

Government assistance applied to:	2007	2006	2005
	$	$	$

Property, plant and equipment and other	—	1,331,964	853,673
Research and development	—	227,121	782,423
Other expenses	—	—	28,544
Total	—	1,559,085	1,664,640

[a]	Technology Partnerships Canada

During 1997, the Company entered into a contribution agreement with Industrial Technologies Office (“ITO”) (formerly known as Industry Canada-Technology Partnerships Canada (“TPC”)) whereby the Company is entitled to receive a maximum of approximately $8.3 million (Cdn$ 8.2 million) or 37% of eligible expenditures, as defined in the agreement. The agreement, as amended, specifies that in the event commercial viability is achieved, then the assistance is repayable, commencing January 1, 2005 based on royalties from sales of specified products resulting from the project to a maximum of $16.2 million (Cdn$16 million) or until the expiration of contract on December 31, 2014. As at December 31, 2007, the Company has received $7.5 million (Cdn$7.4 million) under these agreements. In 2007, the Company received $419,352 [2006 - $640,852; 2005 - $1,007,318] from ITO. As at December 31, 2007, $828,795 [2006 - $1,087,910; 2005 - $627,582] is included in government grants receivable. As the Company has not achieved commercial viability and no revenue has been recorded from the project, no repayment has been made and no amount accrued for ITO assistance as at year end.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2007	(expressed in U.S. dollars)

21. GOVERNMENT ASSISTANCE (cont’d.)

[b]	Sustainable Development Technology Canada

On March 5, 2004 the Company signed a Contribution Agreement with Sustainable Development Technology Canada (“SDTC”) whereby SDTC will contribute $5.1 million (Cdn$5 million) to the capital cost of the Company’s West Lorne 100 tonne per day BioOil co-generation project development. This amount is a grant and is accounted for as a reduction in the capital cost of the project. As of December 31, 2006, the Company received full payment from SDTC.

22. RESEARCH AND DEVELOPMENT

The breakdown of the research and development is as follows:

	2007	2006	2005
	$	$	$
Research & development expenditures	2,053,914	4,629,465	3,586,855
Less: government assistance	—	(227,121)	(782,423)
Less: Product sales - BioOil	(13,802)	(123,594)	—
Less: Product sales - Electricity	(109)	(30,966)	—
Total	2,040,003	4,247,784	2,804,432

23. ASSET RETIREMENT OBLIGATION

The Company expects that at the end of the life of its production plants, there will be residual obligations to remediate the sites and remove equipment. Although the timing and amount of the future obligations are uncertain, the Company has estimated the present value of these future obligations arising from its activities to December 31, 2007 to be $246,940 (2006 $nil), being $123,470 for West Lorne and $123,470 for Guelph. The present value of the future obligations assumes a discount rate of 15%, an inflation rate of 2% and the commencement of reclamation activities in 15 years. As the asset retirement obligation was not estimated until December 2007, during the year ended December 31, 2007, the Company made no charge to operations (2006 - $nil) and will commence accretion of these obligations January 1, 2008.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2007	(expressed in U.S. dollars)

24. SEGMENTED INFORMATION

In 2007 the Company has one reportable segment, BioOil Power Generation. The BioOil Power Generation segment relates to the biomass-to-energy technology. Substantially all of the Company’s operations and assets are in Canada and are solely focused on the development and commercialization of its technology. BioOil Power Generation is biomass-to-energy technology that converts low value forest residues and agricultural by-products into BioOil for use in power generation or other industrial energy purposes.

For the years ended December 31, 2007, 2006 and 2005 the Company recorded no revenue.

25. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

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

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2007	(expressed in U.S. dollars)

25. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d.)

For years ending prior to December 31, 2006, if the exercise price of an employee stock option award is not fixed in the functional currency of the Company or in the currency the employee is paid, the award is accounted for as a variable award until the award is exercised, forfeited, or expires unexercised. The Company measures compensation as the amount by which the quoted market value of the common shares of the Company’s stock covered by the grant exceeds the option price, compensation arising from changes in the market price is included in the measurement of loss.

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

During the year ended December 31, 2005, as a result of the difference in the calculation of relative fair value for the allocation of proceeds under Canadian and US GAAP, the carrying value of the convertible debt liability under US GAAP should be increased by $56,077 with a corresponding decrease in shareholders’ equity. Additional interest expense of $165,306 was adjusted to the Consolidated Statement of Loss under US GAAP as a result of recognition of contingent warrants less the effect of the reduction of accretion of interest. In addition, in accordance with Issue 10 of EITF 00-27, the commitment date of the convertible instruments related to the paid-in-kind (PIK) accrued interest should be the date the interest was accrued. As a result, an additional beneficial conversion feature (“BCF”) was calculated on these convertible instruments issued for PIK accrued interest on the convertible debentures that were outstanding as at December 31, 2005, amounting to $14,490 for the year ended December 31, 2005. No accretion on this additional BCF was included in the net loss for US GAAP purposes as it is immaterial given the short time period that the convertible debentures were outstanding. Additional BCF on the convertible instruments related to the PIK accrued interest for the convertible debentures that were converted during the fiscal year 2005 was calculated as $27,943. The full amount was charged to interest expense upon the conversion of the debentures.

During the year ended December 31, 2006, the Company settled the remaining convertible debentures as described in note 14. As a result, the Company accreted the remaining debt discount, which under US GAAP, resulted in an additional accretion expense of $81,560, which includes the recognition of the contingent warrants issuable upon conversion of the debenture. The Company has determined there was no additional BCF on the convertible instruments related to the PIK accrued interest for the convertible debentures that were converted during the fiscal year 2006.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2007	(expressed in U.S. dollars)

25. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d.)

[iv]

Under Canadian GAAP, the Company can capitalize start-up or pre-operating costs until commercial production is established. Under US GAAP, any pre-operating costs or deferred expenses related to start-up operations are expensed as incurred. For the year ended December 31, 2006, this difference resulted in write-off of $100,637 under US GAAP. For the year ended December 31, 2007, under Canadian GAAP, the amount was recorded in Shareholders’ equity as a share issuance cost.

[v]

Under Canadian GAAP, the Company has included interest expense in loss from operations and loss on write-down of long-term assets as an other expense. Under US GAAP, interest expense should be recorded as an other expense and loss on writedown of long-term assets should be included in loss from operations.

[vi]

Under Canadian GAAP, the Company has included a long-term deferred asset on the Balance Sheet. As the recovery of the amount is not “probable” it must be expensed under US GAAP. For the purposes of accounting under Canadian GAAP, the Company has shown the net increase in long-term deferred assets as an investing activity in the Statement of Cash Flows. Under US GAAP the amounts are shown at their gross amounts as separate operating and financing activities in the Statement of Cash Flows.

[vii]	New Accounting Pronouncements

SFAS No. 155

Effective January 1, 2007, for US GAAP accounting purposes, the Company has adopted SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and No. 140” (“SFAS 155”). SFAS 155 allows any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” to be carried at fair value in its entirety, with changes in fair value recognized in earnings. In addition, SFAS 155 requires that beneficial interests in securitized financial assets be analyzed to determine whether they are freestanding derivatives or contain an embedded derivative. There in no impact on the Company’s December 31, 2007 consolidated financial statements resulting from the adoption of SFAS 155.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2007	(expressed in U.S. dollars)

25. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d.)

FIN 48

Effective January 1, 2007, for US GAAP accounting purposes, the Company has adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. The Company did not have any unrecognized tax benefits at January 1, 2007. In addition, no adjustments were recognized for uncertain tax benefits during the year. Accordingly, there is no impact on the Company’s December 31, 2007 consolidated financial statements resulting from the adoption of FIN 48.

FIN 48 requires that interest expense and penalties related to unrecognized tax benefits be recognized in the Statement of Operations. FIN 48 allows recognized interest and penalties to be classified as either income tax expense or another appropriate expense classification. If the Company recognizes interest expense or penalties on future unrecognized tax benefits, they will be classified as income tax expense.

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

FASB 141R

In December, 2007 FASB issued FASB Statement No. 141 (revised 2007), Business Combinations (“FASB 141R”). FASB 141R changes the accounting for the acquisition of a business in fiscal years beginning after December 15, 2008. When effective, FASB 141R will replace existing FASB 141 in its entirety. FASB 141R will apply to a broad range of transactions, provides for new measurement and recognition requirements and provides new disclosure requirements for certain elements of an acquisition. FASB 141R will apply prospectively to business combinations with an acquisition date on or after the first annual reporting period beginning after December 15, 2008. Both early adoption and retroactive application are prohibited. The Company is currently evaluating the impact of the provisions of FASB 141R.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2007	(expressed in U.S. dollars)

25. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d.)

FASB 159

In February 2007, FASB issued FASB Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities". FASB 159 is effective for fiscal years beginning after November 15, 2007. FASB 159 allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item's fair value in subsequent reporting periods must be recognized in current earnings. FASB 159 also establishes presentation and disclosure requirements designed to draw comparison between entities that elect different measurement attributes for similar assets and liabilities. The Company is currently evaluating the impact of the provisions of FASB 159.

FASB 160

In December 2007, FASB issued FASB statement No. 160 “Non-controlling Interests in Consolidated Financial Statements – an amendment of ARB No.51”. This statement establishes accounting and reporting statndards for the non-controlling interest in a subsidiary. The guidance is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact of the provisions of FASB 160.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2007	(expressed in U.S. dollars)

25. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d.)

If US GAAP were followed, the significant variations on the consolidated statements of loss and comprehensive loss would be as summarized in the table below.

	2007	2006	2005
	$	$	$

Loss for the year, Canadian GAAP	(14,220,404)	(14,252,382)	(11,997,344)
Adjustment for release of escrow shares (i)	—	(235,068)	—
Adjustment for stock based compensation (ii)	—	—	(934,131)
Adjustment to accretion of interest expense (iii)	—	(81,560)	(193,249)
Adjustment for other assets (iv)	—	(100,637)	—
Adjustment for long-term deferred asset (vi)	(998,008)	—	—
Loss for the year, US GAAP	(15,218,412)	(14,669,647)	(13,124,724)

Unrealized gain/(losses) on foreign currency
translation	6,212,222	(354,810)	219,713
Comprehensive loss for the year, US GAAP	(9,006,190)	(15,024,457)	(12,905,011)

Weighted average number of common shares
outstanding	189,573,764	153,685,553	108,009,185

Basic and diluted loss per common share, U.S.
GAAP	(0.08)	(0.10)	(0.12)

	2007	2006
	$	$
Total assets, Canadian GAAP	58,935,644	38,193,699
Adjustment for other assets (iv)	—	(100,637)
Adjustment for long-term deferred asset (vi)	(998,008)	—

Total assets, US GAAP	57,937,636	38,093,062

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2007	(expressed in U.S. dollars)

25. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d.)

	2007	2006
	$	$
Total shareholders’ equity, Canadian GAAP	51,164,974	29,780,489
Adjustment for allocation of proceeds of convertible debt (iv)	—	(100,637)
Adjustment for long-term deferred asset (vi)	(998,008)	—

Total shareholders’ equity, US GAAP	50,166,966	29,679,852

	2007	2006	2005
	$	$	$

Cash flows used in operating activities per	(10,809,770)	(9,402,744)	(6,734,729)
Canadian GAAP
Adjustment for long-term deferred assets (vi)	(859,000)	—	—
Cash flows used in operating activities per US	(11,668,770)	(9,402,744)	(6,734,729)
GAAP
Cash flows used in financing activities per	24,008,567	27,641,031	9,769,211
Canadian GAAP
Adjustment for long-term deferred assets (vi)	359,000	—	—
Cash flows used in financing activities per US	24,367,567	27,641,031	9,769,211
GAAP
Cash flows used in investing activities per	(21,018,846)	(10,399,843)	(1,775,189)
Canadian GAAP
Adjustment for long-term deferred asset (vi)	500,000	—	—
Cash flows used in investing activities per US	(20,518,846)	(10,399,843)	(1,775,189)
GAAP

The non-controlling interest under accounting principles generally accepted in Canada is the same as the non-controlling interest under the accounting principles generally accepted in the United States.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2007	(expressed in U.S. dollars)

26. SUBSEQUENT EVENTS

a)

Subsequent to the year end, during the period from January 1 to April 11, 2008, the Company issued 1,345,768 common shares for total proceeds of $874,750, relating to a private placement commencing during the first quarter of 2008. In addition during the period from January 1 to April 11, 2008, the Company received $64,500 on the exercise of 25,000 stock options and 75,000 warrants.

b)	During January, 2008 the Company advanced an additional $173,333 to Biomass Worldwide Ltd. under the terms of the loan agreement (see also note 5).

27. COMPARATIVE FIGURES

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

4.5	Amendment to the Technology Partnerships Canada Agreement dated November 23, 2004 (filed as an exhibit to the Company’s Form 20-F filed on May 30, 2005 and incorporated herein by reference)

4.6	Consortium Master Agreement dated February 11, 2004 (filed as an exhibit to the Company’s Form 20-F filed on May 30, 2005 and incorporated herein by reference)

4.7	Alliance Agreement with UMA Engineering Ltd. dated January 29, 2004 (filed as an exhibit to the Company’s Form 20-F filed on May 30, 2005 and incorporated herein by reference)

Exhibit	Exhibit Description

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

Exhibit	Exhibit Description

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

4.27	Share Purchase Agreement with Pendana Limited dated July 25, 2007

4.28	Financial Advisory Agreement with Ardour Capital Investments, LLC dated September 28, 2007

4.29	Negotiation Commitment and Loan Agreement with Biomass Worldwide Limited and Anthony Pius Noll dated November 14, 2007

4.30	Executive Employment Agreement with David McMillan dated November 19, 2007

4.31	Executive Employment Agreement with Tom Bouchard dated December 3, 2007

12.1	Certification of chief executive officer

12.2	Certification of chief financial officer

13.1	Certification of chief executive officer – Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of chief financial officer – Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Audit Committee Charter*

*Filed as an exhibit to our Annual Report on Form 20-F for the period ended December 31, 2006.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DYNAMOTIVE ENERGY SYSTEMS CORPORATION

Date: April 28, 2008.
	By:	/s/ R. Andrew Kingston
R. Andrew Kingston
President and Chief Executive Officer