Form 20-F
period 2008-12-31
DYNAMOTIVE ENERGY SYSTEMS CORP
filed 2009-07-08
CIK 941625

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___________ to ____________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ____________________

Commission File Number: 0-27524

DYNAMOTIVE ENERGY SYSTEMS CORPORATION
 (Exact name of Registrant as specified in its charter)

Province of British Columbia (Canada)
(Jurisdiction of incorporation or organization)

Suite 140 - 13091 Vanier Place
Richmond, British Columbia V6V 2J1 Canada
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Common Shares Without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 221,312,201 Shares of Common Stock outstanding at December 31, 2008

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☒ Item 18 ☐

If this is an annual report, indicate by check mark whether if the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

ii

TABLE OF CONTENTS

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F for the year ended December 31, 2008 contains forward-looking statements that involve risks and uncertainties. Forward-looking statements in this document include, among others, statements regarding our capital needs, business plans and expectations. Such forward-looking statements involve assumptions, risks and uncertainties regarding, among others, the success of our business plan, availability of funds, government regulations, operating costs, our ability to achieve significant revenues, our business model and other factors. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential” or “continue”, the negative of such terms or other comparable terminology. In evaluating these statements, you should consider various factors, including the assumptions, risks and uncertainties set forth in this report under “Risk Factors” and in reports and other documents we have filed with or furnished to the Securities and Exchange Commission. These factors or any of them may cause our actual results to differ materially from any forward-looking statement made in this document. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events, our actual results will likely vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. The forward-looking statements in this document are made as of the date of this document and we do not intend or undertake to update any of the forward-looking statements to conform these statements to actual results, except as required by applicable law, including the securities laws of the United States.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. SELECTED FINANCIAL DATA

The selected financial information presented in the table below is derived from the audited consolidated financial statements of the Company. The audited consolidated financial statements of the Company for the fiscal years ended December 31, 2008, 2007 and 2006 are included in this filing. The audited consolidated financial statements of the Company for the fiscal years ended December 31, 2005 and 2004 are included in previous filings. The selected financial information presented below should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto, and with the information appearing under the headings, “Information on the Company” and “Operating and Financial Review and Prospects”.

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

In 2003, the Company began construction of a BioOil production plant, which was initially commissioned, or tested for start up, in 2005. In December 2006, the Company began an upgrade and expansion of this plant to increase its capacity. In 2006, the Company began construction of another BioOil production plant, which was completed early in 2008. Accordingly, the financial information presented below may not be comparable from period to period. See “Information on the Company” for a description of the development of our business.

	For the Fiscal Year Ended December 31,

	2008	2007	2006	2005	2004

(US dollars)
Operating Data:
Revenue(1)	$178,106	$—	$—	$—	$—
Loss from operations (Cdn GAAP)	(13,279,325)	(14,415,849)	(14,319,641)	(11,822,274)	(9,917,889)
Loss from operations (US GAAP)	(28,964,583)	(15,413,857)	(14,319,641)	(12,756,405)	(9,917,889)
Net loss (Cdn GAAP)	(28,356,265)	(14,220,404)	(14,252,382)	(11,997,344)	(9,916,215)
Net loss (US GAAP)	(28,159,410)	(15,218,412)	(14,669,647)	(13,124,724)	(8,405,184)
Net loss per share (Cdn GAAP)	(0.13)	(0.08)	(0.09)	(0.11)	(0.12)
Net loss per share (US GAAP)	(0.13)	(0.08)	(0.10)	(0.12)	(0.10)

(1)

In 2008, the Company offset product sales of $151,657 against research and development expenses as they are considered incidental sales of BioOil until such time as the Company’s plant has reached commercial production levels.

	As at December 31,

	2008	2007	2006	2005	2004

(US dollars)
Balance Sheet Data:
Total assets (Cdn GAAP)	$34,520,383	$58,935,644	$38,193,699	$16,962,573	$13,198,698
Total assets (US GAAP)	33,911,970	57,937,636	38,093,062	16,962,573	13,198,698
Total liabilities (Cdn GAAP)	12,358,085	7,770,670	7,058,287	8,670,165	8,911,500
Total liabilities (US GAAP)	12,358,085	7,770,670	7,058,287	8,692,977	8,911,500
Non-controlling interest (Cdn GAAP)	—	—	1,354,923	—	—
Non-controlling interest (US GAAP)	—	—	1,354,923	—	—
Shareholder’s equity (Cdn GAAP)	22,162,298	51,164,974	29,780,489	8,292,408	4,287,198
Shareholder’s equity (US GAAP)	21,553,885	50,166,966	29,679,852	8,269,596	4,287,198
Common shares issued	221,312,201	207,749,673	171,765,776	123,211,875	93,129,798

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

We have had limited revenues to date and have not shown a profit since inception. We had a net loss of $28,356,265 for the year ended December 31, 2008 and a net loss of $14,220,404 for the year ended December 31, 2007. As at December 31, 2008, we had cash and cash equivalents of $39,927 and a working capital deficiency of $10,441,893. As the commercialization of BioOil is a new business, we may experience problems, difficulties, complications and delays typical for companies such as ours. Our plants in West Lorne and Guelph have not achieved production at rated capacity on a sustained basis. Our plant in Guelph is currently in a shut down mode due to feedstock limitations and our limited financial resources to make changes at that site. We expect to show a substantial net loss for the year ended December 31, 2009. We do not expect revenues to occur in any significant way until we have successfully established commercial BioOil operations. Accordingly, we may not be able to operate profitably on a consistent basis, if at all.

Our ability to continue as a going concern is in substantial doubt.

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

We have limited plant operating history, which makes it difficult to evaluate our financial position and our business plan.

We are an early stage company that has conducted limited plant operations to date. Accordingly, there is a limited operating history by which to evaluate the likelihood of our success or our ability to exist as a going concern. We may not be able to generate sufficient revenues to become profitable. In addition, we may never commence significant operations or, if we do, we may not be able to generate sufficient revenues to become profitable.

Federal tax and other incentives for BioOil production may be eliminated in the future, which could hinder our ability to operate at a profit.

The BioOil industry and our business are assisted by various federal tax and other incentives. The elimination, expiration or reduction of these incentives could prevent us from being able to sell BioOil at a price higher than our current cost to produce BioOil. If the federal incentives are eliminated or sharply curtailed, we believe that a decreased demand for BioOil would result, which could result in the failure of the business.

We may need to obtain a significant amount of additional debt and/or equity capital to complete the commissioning and commercialization of the plants described in this report, which we may not be able to obtain on acceptable terms or at all.

We will require additional capital to fund our business and development plan, including the development and/or construction of additional BioOil plants. In addition, once these plants have been constructed, we will have to fund the start-up operations of these plants until, if ever, the plants generate sufficient cash flow from their operations. We may also encounter unforeseen costs that could also require us to seek additional capital. As a result, we expect to seek to raise additional debt and/or equity funding. The full and timely development and implementation of our business plan and growth strategy will require significant additional resources, and we may not be able to obtain the funding necessary to implement our growth strategy on acceptable terms or at all. An inability to obtain such funding would prevent us from constructing any additional BioOil plants. Furthermore, our construction strategy may not produce material revenues even if successfully funded. We have not yet identified the sources for the additional financing we require and we do not have commitments from any third parties to provide this financing. We might not succeed, therefore, in raising additional equity capital or in negotiating and obtaining additional and acceptable financing. Our ability to obtain additional capital will also depend on market conditions, national and global economies and other factors beyond our control. We might not be able to obtain required working capital, the need for which is substantial given our business and development plan. The terms of any future debt or equity funding that we may obtain may be unfavorable to us and to our stockholders.

We envision a period of growth that may impose a significant burden on our administrative and operational resources which if not effectively managed could impair our growth.

Our strategy envisions a period of growth that may impose a significant burden on our administrative and operational resources. Our failure to manage our growth effectively could prevent us from achieving our goals. The growth of our business, and in particular, the construction of any additional BioOil production facilities, will require significant investments of capital and management’s close attention. In addition to the possibility of constructing additional BioOil production facilities, we may seek to enter into significant marketing agreements, and other similar agreements with companies that currently, or expect to, produce or use BioOil. Our ability to effectively manage our growth will require us to attract, train, manage and retain qualified management, technicians and other personnel; we may be unable to do so. In addition, our failure to successfully manage our growth could result in our sales not increasing commensurate with our capital investments.

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

We anticipate that third-party contractors will construct any additional plants we elect to pursue for a fixed contract price, based on the plans and specifications in the anticipated design-build agreements. The estimated cost of constructing BioOil production plants is based on management’s best estimates, and there is no assurance that the final cost of one or more of our plants will not be higher. There is no assurance that there will not be design changes or cost overruns associated with the construction of plants. Shortages of steel, concrete or other building materials or labor could affect the final cost and final completion date of any project. In addition, specific site conditions at any plant site may increase construction costs. Any significant increase in the estimated construction cost of the plant could require us to raise additional capital.

Construction delays or defects could result in delays in increasing our production and sale of BioOil and negatively affect our operations and financial performance.

Construction projects often involve delays for a number of reasons including delays in obtaining permits, delays due to weather conditions, or other events. Also, any changes in political administrations at each level that result in policy changes towards BioOil could also cause construction and/or operation delays. If it takes longer to increase the production capacity of the West Lorne facility than anticipated or if it takes us longer to construct any other plant we decide to construct, our ability to generate revenues could be impaired. In addition, there can be no assurance that defects in materials and/or workmanship will not occur. Such defects could delay the commencement of enhanced capacity operations of the plant or cause us to halt or discontinue the plant’s operation or reduce the intended production capacity. Halting or discontinuing plant operations could delay our ability to generate revenues.

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

If operations at any of our facilities experience a significant interruption due to a major accident or damage by severe weather or other natural disasters, our ability to generate revenues could be adversely impacted. In addition, our operations may be subject to labor disruptions and unscheduled downtime, or other operational hazards inherent in our industry, such as equipment failures, fires, explosions, abnormal pressures, blowouts, pipeline ruptures, transportation accidents and natural disasters. We have not operated the West Lorne facility or facility in Guelph, Ontario at or near capacity for an extended period and cannot be sure that we will be able to do so. Some of these operational hazards may cause personal injury or loss of life, severe damage to or destruction of property and equipment or environmental damage, and may result in suspension of operations and the imposition of civil or criminal penalties. Our insurance may not cover or be adequate to fully cover the potential operational hazards described above.

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

We may be subject to lawsuits from time to time arising in the ordinary course of our business. We may be forced to incur costs and expenses in connection with defending ourselves with respect to such litigation and the payment of any settlement or judgment in connection therewith if there is an unfavorable outcome. The expense of defending litigation may be significant. The amount of time to resolve lawsuits is unpredictable and defending ourselves may divert management’s attention from the day-to-day operations of our business, which could adversely affect our business, results of operations and cash flows. In addition, an unfavorable outcome in any such litigation could have a material adverse effect on our business, results of operations and cash flows.

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

We rely or may rely on a combination of trademark, trade name, confidentiality agreements, and other contractual restrictions on disclosure to protect our intellectual property rights. We also enter into confidentiality agreements with our employees, consultants, and corporate partners, and control access to and distribution of our confidential information. These measures may not preclude the disclosure of our confidential or proprietary information. Despite efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our proprietary information. Monitoring unauthorized use of our confidential information is difficult, and we cannot be certain that the steps we take to prevent unauthorized use of our confidential information will be effective.

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

Risks Related to the BioOil Industry

Our financial performance will be dependent on prices for waste and residual materials we use in the production of BioOil which are subject to and determined by market forces outside our control. An increase in the prices for these input commodities will materially affect our ability to operate at a profit.

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

Dynamotive is attempting to establish its patented technology as the industry standard for the production of liquid biomass based fuels (other than ethanol and biodiesel), in competition with other pyrolysis technologies, and other biomass to energy applications. The Company’s Fast Pyrolysis process converts raw forest and agricultural biomass residues such as sawdust, sugar cane bagasse, rice husks and wheat straw, amongst others, into three fuel types: Liquid (BioOil), Solid (char) and Gas (non-condensable gases). The non-condensable gases are used to fuel the pyrolysis process, and char, which is similar to coal, is a re-useable “green” fuel. The entire system is a closed loop with virtually no emissions or waste by-products. The process was developed by Resource Transforms International, Ltd. (“RTI”).

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

In October 2008, the Company and Pendana Limited (“Pendana”) entered into a share purchase agreement where Pendana (the beneficial owner of one share representing 20% of DEL) sold the one share of DEL to the Company for £1 and DEL again became a wholly owned subsidiary of the Company. The Company continues to consolidate DEL for each of the years presented.

As at December 31, 2008, the Company had six wholly-owned subsidiaries, which are described below under “Organizational Structure”.

The principal executive office of the Company is Suite 140 - 13091 Vanier Place, Richmond, British Columbia, Canada, V6V 2J1 (Telephone: 604-295-6800).

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

The Company is currently commercializing its Fast Pyrolysis biomass-to-energy technology that converts low or zero cost forest and agricultural biomass residues into liquid BioOil that is then used as a “green” renewable fuel alternative for power generation, industrial use or as the raw material for a range of derivative products. In 2005 the Company completed construction of its first 100 tonnes per day (tpd) commercial scale plant (which has been upgraded and expanded to 130 tpd capacity), located adjacent to the Erie Flooring and Wood Products manufacturing plant in West Lorne, Ontario, Canada. In addition, the Company completed a 200 tpd plant in Guelph, Ontario, Canada which was commissioned and entered operation in early 2008.

In the second half of 2008 the Guelph plant was idled due to feedstock issues and financial constraints and currently remains in a shut down mode. Prior to shut down the Guelph plant was handling a number of different feedstocks, including construction wood waste material. This material was found to have an excess of foreign substances which caused fouling and other operational difficulties. The Company is currently investigating a number of alternative financing and business structures and potential feedstock supplies to utilize the plant and to bring it into regular operation.

Initial applications for BioOil are targeted for generating heat, power and mechanical energy in industrial boilers, gas turbines and stationary reciprocating engines. The Company’s Fast Pyrolysis process converts raw forest and agricultural biomass residues such as sawdust, sugar cane bagasse, rice husks and wheat straw, amongst others, into three fuel types: Liquid (BioOil), Solid (char) and Gas (non-condensable gases). The char produced in this process can also be used as a fuel or as a feedstock for the production of charcoal briquettes, in its raw form as a coal or coke alternative; or in other potential value added applications including use as a soil enhancer (CQuestTM); activated carbon for use in the water and wine industries and carbon black for domestic and industrial uses. The char can also be added back into the BioOil to produce an “Intermediate” grade BioOil (“BioOil Plus”) with higher energy content. The non-condensable gases are re-cycled in the Fast Pyrolysis process and provide the majority of the energy required for the process.

The Company has also developed, at bench scale, processes for the upgrading of BioOil into “UBA” and “UBB” which have less acidity, lower water content and lower oxygen content. If successfully developed and produced at larger scale, UBA would be an industrial fuel and UBB would be suitable as a transportation fuel or as a feedstock into the conventional petroleum refining process.

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

During 2006, the plant was either producing or available (e.g. reactor warm) for 135 days. During this period, the West Lorne plant produced BioOil and Char for a number of purposes including BioOil shipments to the US of $123,954 and deliveries of electricity to the grid of $30,966; successful commercial scale fuel demonstrations in a number of industries within Canada; running of the turbine; providing BioOil for business development and research initiatives in North America and Europe (including emulsification development); and providing a commercial scale platform for the Company in its evaluation of design and process improvements for its 200tpd unit now in commissioning in Guelph.

In December 2006, the Company began an upgrade and expansion of the West Lorne plant to increase its capacity to 130 tonnes per day. The expansion has been completed and the facility re-entered operations in the first quarter of 2008. During 2008 the West Lorne plant the plant was either producing or available (e.g. reactor warm) for 45 days. During this period, the West Lorne plant produced BioOil and Char for a number of purposes including BioOil shipments (primarily to the US) of $63,976; Char sales of $12,146; service sales of $74,941 as well as incidental deliveries of electricity to the grid.

The West Lorne facility has provided Dynamotive with a showcase of its commercial BioOil technology to many interested companies and government institutions and has been fundamental in the Company’s successes in sale of plant and master licenses previously disclosed and those currently in negotiation.

Phases 6: In 2008 the Company commissioned and completed initial operation of its first 200 tpd plant, located in Guelph, Ontario, Canada. Dynamotive and partners plan to develop multiple commercial plants at the 200 tpd scale and larger and to bring the costs of the plants down significantly. The Company is presently seeking to secure rights to multiple ‘high disposal cost’ biomass waste streams around the world, in order to accelerate its commercial efforts. The Company believes that by securing rights to these biomass waste streams and related BioOil, power and/or energy purchase commitments will be able to catalyze the development of commercial BioOil projects that incorporate the design, engineering and licensing of its Fast Pyrolysis technology.

Phases 7: The Company intends to develop pilot scale and then commercial scale production of upgraded BioOil (referred to as “UBA” and “UBB”) which would have less acidity, lower water content and lower oxygen content. If successfully developed and produced at larger scale, UBA would be an industrial fuel and UBB would be suitable as a transportation fuel or as a feedstock into the conventional petroleum refining process. The Company also continues to pursue the development of commercially attractive derivative chemicals from BioOil.

The Company has commitments of approximately $0.6 million in capital expenditures in 2009.

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

BioOil Production Facilities and Markets

During 2004, the Company began construction of its first 100 tpd plant in Ontario, Canada at the Erie Flooring and Wood Products (“Erie Flooring”) facilities in West Lorne, Ontario, Canada (“West Lorne”). The integrated plant utilizes wood residue from Erie Flooring’s operations and is comprised of wood conditioning equipment, pyrolysis plant and power island. Pyrolysis and generation equipment are to be provided by Dynamotive and Magellan Aerospace, Orenda division (Orenda) respectively. Erie Flooring provides wood residue for the project and will receive char for process heat for its operations. The project began to export green power on a limited basis to Ontario’s grid system in 2005.

The Company has entered into lease, wood supply, steam and other agreements with Erie Flooring, which allow for operation of the plant. The Company has received its generation license from the Ontario Energy Board and has an interconnection agreement with Hydro One for the export of electric power to the Ontario electricity grid and in January 2007 was approved for a contract with the Ontario Power Authority to sell all of its electricity at

C$110/Mwh over a 20 year period with certain annual inflation related adjustments. On April 5, 2007 the Company entered into certain amended agreements with Erie Flooring regarding the supply by Erie Flooring of wood to the West Lorne BioOil plant over the next 12 years at no charge and the provision of char from the BioOil plant to Erie at no charge. In relation to these agreements, the Company agreed to pay for the purchase and installation of a char based boiler system and related char delivery infrastructure. The terms include an immediate payment of $500,000 to Erie Flooring and a further $359,000 to Erie in equal monthly payments plus 8% interest, over the next 10 years for the purchase of the boiler.

A small fire in an isolated area of the West Lorne Plant occurred on April 10th 2008. There were no injuries and there was no need to evacuate the plant. No significant damage to the plant is reported, and product storage areas were not affected. Work continues to investigate the event and establish a schedule for repairs, which are expected to take approximately two months. The total cost of the repairs was approximately $300,000 and the majority of these costs were covered by insurance.

Due to difficulties in operating levels and feedstock limitations, the Company has made a $5.1 million valuation allowance to reduce the book value of the West Lorne plant.

During 2006 and 2007, the Company constructed a 200 tpd BioOil production facility in Guelph, Ontario, Canada. The Company owns the plant and intends to lease it to Evolution BioFuels Inc., the entity that will operate the plant. The plant was commissioned in early 2008 and is designed to produce BioOil Plus, which is a mixture of BioOil and char. In the second half of 2008, the Company put the plant into shut-down mode due to feedstock issues and financial constraints. The Company is currently in discussions with Evolution Biofuels about possibly changing the business structure. Accordingly, the Company has made an $8.8 million valuation allowance to reduce the book value of the Guelph plant.

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

Dynamotive also targets the industrial fuels market. Working with the Canadian federal department of Natural Resources CANMET Energy Technology Centre in Ottawa, Ontario, it developed a burner nozzle design for stable BioOil fuel combustion. This has created opportunities for early commercial applications for BioOil as a clean burning fuel to replace natural gas, diesel and other fossil fuels in the multi-billion dollar industrial boilers, kiln fuels and specialty heating applications markets. Testing of BioOil in lumber kilns was successfully completed in 2002. In 2003, Dynamotive completed pilot scale limekiln testing of BioOil fuel in conjunction with the University of British Columbia (UBC) and in July 2006 completed an industrial scale lime kiln burn in British Columbia, Canada. In 2006 and 2007, the Company also completed test burns in greenhouses and in an aluminum smelter with Alcoa. Customers for BioOil fuels could potentially include local, regional and international power generators and electrical utilities (fuel substitution in large scale power plants and fuel for district heating), fuel distributors, forest companies (natural gas substitute in lime kilns, lumber kilns and boilers), oil and gas producers (steam production for extraction) and manufacturing companies (process heat) including sawmills, pulp mills and greenhouses. Beyond the programs above, testing continued with various industrial burner and boiler combustion experts and manufacturers and with industrial customers in 2008. These tests are a necessary prerequisite to long term fuel sales agreements.

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

BioOil Applications and Derivative Products

BioOil has a wide range of potential commercial applications. As the BioOil industry matures it has the potential to follow a similar development path as the petroleum industry, beginning with exploitation of basic unrefined BioOil fuels for power generation and district heating followed by upgrading, blends and emulsions for transportation. Development of higher value products, including agro-products, resins, adhesives, specialty chemicals, slow release fertilizers and other derivatives, may occur as refining and processing techniques are established by future licensees or partnerships with Dynamotive. Over time, we anticipate that BioOil will be refined in much the same way that petroleum is today in order to derive the highest value energy and chemical products.

The Company is following a staged approach to product development, focusing initially on the earliest and most appropriate application of BioOil as a clean, renewable fuel to generate power and heat in industrial boilers and kilns, gas turbines and stationary reciprocating engines. The Company is also supporting efforts to develop a next generation of higher-value fuels, including upgraded BioOil (“UBA” and “UBB”) BioOil/ethanol blends, BioOil/diesel emulsions and catalytic reforming of BioOil to produce synthetic fuels and bio-methanol. BioOil also has potential as a raw material to produce agro-products such as slow release fertilizers and other high-value products.

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

Char Production

Char is a significant co-product of the Company’s pyrolysis process comprising 15% to 20% yield from the input biomass at a value of approximately one half that of BioOil on a weight basis when used for fuel purposes. Char is a granular solid with properties similar to coal. At 23 – 30 Giga Joules per tonne, pyrolysis char has a higher heating value than wood and many grades of coal. Like BioOil, it is a “green” fuel which is CO2 (carbon dioxide) neutral and contains virtually no sulfur. Char can be either sold separately or ground down and re-introduced to the BioOil (as in Guelph) to create BioOil Plus, an intermediate grade higher energy content industrial fuel.

A commercial scale BioOil plant processing 200 tpd of wood residue is expected to produce approximately 13,000 tons per year of char with a total energy value of approximately 300,000 Giga Joules, dependent on the composition and species of the feedstock.

Early stage applications of char will focus on direct substitution or augmentation of fossil fuels to produce process heat and power via commercially available technologies in BioOil plants, sawmills, thermal power generation and cement production. Char as a soil enhancer (“CquestTM) has been successfully tested and has been sold in limited quantities. In 2007 and 2008 the Company conducted testing in Iowa and elsewhere using char as a soil enhancing agent in order to develop the potential use of char to increase soil fertility and crop yield.

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

During 1997, the Company entered into a contribution agreement with Industry Canada-Industrial Technologies Office (“ITO”) (formerly known as Technology Partnerships Canada) whereby the Company is entitled to receive a maximum of approximately $6.7 million (Cdn$ 8.2 million) or 37% of eligible expenditures, as defined in the agreement. The agreement, as amended, specifies that in the event commercial viability is achieved, then the assistance is repayable, commencing January 1, 2005 based on a 2.5% royalty from sales of specified products resulting from the project to a maximum of $13.1 million (Cdn$16.0 million) or until the expiration of contract on December 31, 2016.

ITO is a key element in the federal government’s innovation strategy, leveraging private sector investments in research, development and innovation in critical, leading-edge technologies. As at December 31, 2008, the Company had claimed US$6.7 million to fund pre-commercial Fast Pyrolysis research and development. The contribution agreement was amended to confirm a maximum reimbursement cap of $6.7 million and extend the agreement to March 31, 2008. The Company is required to repay these funds from a 2.5% royalty on certain future sales up to a maximum of US$13.1 million. The Company will focus all funding from the amended contribution agreement towards construction of a full commercial-scale forestry demonstration BioOil facility in Canada. An initial royalty payment of $4,876 has been recorded at December 31, 2008.

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

Raw Materials and Suppliers

For the most part, the Company’s products are custom designed and manufactured and are not produced for inventory. BioOil plants will only be produced for specific projects with procurement commencing when project funding has been fully committed.

The Company outsources the final assembly of its products prior to sale and does not manufacture the major components of its systems. The manufactured components and materials used in the Company’s products are obtained from both domestic and foreign sources. Historically, lead-time for delivery of materials has not been a problem.

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

The Company believes that this licensing and focused, outsourced manufacturing strategy allows it to deliver superior products without the high capital expenditures that the Company would otherwise require in order to manufacture the components in house. As a result of limiting the number of suppliers for the key components for the Company’s products, the Company believes it is better able to control costs while still maintaining high quality specifications for the components’ manufacture. Moreover, the Company believes that it is better able to limit the number of third parties who have access to the Company’s proprietary technologies.

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

Intellectual Property

The Company considers patents to be an important aspect of the Company’s business. The Company protects its intellectual property such as trademarks, patents, product designs, manufacturing processes and new product research and concepts. These rights are protected through patents and trademark registrations, the maintenance of trade secrets and, when necessary and appropriate. The Company also maintains stringent procedures to maintain the secrecy of its confidential business information. These procedures include the establishment of “need to know” criteria for the dissemination of certain information and the use of written confidentiality agreements in cases where the sharing of proprietary information with third parties is necessary.

As of June 19, 2009, the Company’s key patent is protected in 12 countries with patent applications pending in 4 countries and is scheduled to expire between years 2016 and 2017. Patents were granted in 2008 for protection in New Zealand and Ukraine with respect to an enhancement of the key patent to expire in year 2025. In respect of this patent enhancement, a US Patent was granted in February 2006 to expire in year 2024 and based on this, a US PCT application was filed in February 2005; a Eurasian patent application filed in March 2006; patent applications for protection in Cuba, Mexico, Norway, and Regional Europe filed in 2007 and also during the year, an international PCT application was filed for another patent enhancement of the key patent.

Research and Development

The company conducts research and development in respect of its production process and products produced or that may be produced. For the years 2008, 2007 and 2006, the Company had expended on an annual basis $1,506,213, $2,053,914, and $4,629,465 respectively, on research and development. Of these amounts, $nil, $ nil and $227,121 respectively, were reimbursed by government funding. In 2008, the Company also offset product and service sales of $151,657 (2007 - $13,911, 2006 - $154,560;) against research and development expenses, which are considered incidental sales of BioOil until such time as the Company’s plant has reached commercial production levels.

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

Organizational Structure

Note:

*	Dynamotive Europe Ltd’s 75% owned subsidiary - Border Biofuels Ltd and its subsidiaries were petitioned into bankruptcy in December 2002 and are currently in liquidation.

**

In Sep 2006, Dynamotive Energy Systems Corp has 50% voting rights and the management has determined that DBRC met the criteria of a variable interest entity (“VIE”) and accordingly has consolidated the accounts of DBRC into DESC’s consolidated financial statements In July 2007, the company acquired the balance of the ownership and DESC owns 100% of DBRC.

As at December 31, 2008, the Company had six wholly-owned subsidiaries Dynamotive Canada Inc., federally incorporated under the laws of Canada in 2000; Dynamotive USA Inc. incorporated under the laws of Delaware, U.S.A. in 2006; Dynamotive Latinoamericana S.A., incorporated under the laws of Buenos Aires, Argentina in 2006; First Resources Corporation, incorporated under the laws of British Columbia, Canada in 2006; Dynamotive Biomass Resource Corporation, incorporated under the laws of British Columbia, Canada in 2006; and Dynamotive Europe Limited, formally known as Dynamotive Technologies (UK) Ltd, incorporated in the United Kingdom in 1996. In addition, the Company owes 99.98% interest in the West Lorne BioOil Co-Generation LP, formed under the laws of Ontario, Canada in 2003. Dynamotive Canada Inc. acts as the General Partner of the Limited Partnership, which operates the West Lorne BioOil and electricity generation plant.

Dynamotive Corporation, incorporated under the laws of Rhode Island, U.S.A. has been inactive and was a wholly owned until December 12, 2008 when a 51% interest was sold to an officer of the Company for nominal consideration. Prior to this date, Dynamotive Corporation was consolidated. Subsequent to that date, results are accounted for using the equity method.

Employees

The Company currently has 25 full-time employees.

Property, Plants and Equipment

The Company’s office facilities are leased. The Company’s corporate headquarters, leased for a two-year period which commenced in May 2009, are located in a business park complex in Richmond, BC, Canada with approximately 4,000 square feet of office space. The Company’s principal capital assets are the West Lorne and Guelph BioOil Plants discussed above.

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

In April 2007, the Company entered into amended agreements with Erie Flooring and Wood Products (“Erie”) regarding the supply by Erie of wood chips to the West Lorne BioOil plant over the next 12 years at no charge and the provision of char from the BioOil plant to Erie at no charge. In relation to these agreements, Dynamotive has paid for the purchase and installation of a char based boiler system and related char delivery infrastructure at Erie. There remains a $0.6 million commitment toward the completion of this char based boiler system. The asset will be amortized evenly over the life of the wood supply contract. As the recovery of the amount is not “probable” the $998,008 asset has been expensed under US GAAP.

We own a commercial scale BioOil plant located in Guelph, Ontario, Canada that also converts raw biomass residues into BioOil, char and non-condensable gases, using the Fast Pyrolysis process. The plant is approximately 52,000 square feet in size. Construction of the plant was completed in 2007, and the plant is capable of processing 200 tonnes per day of wood. The plant was commissioned in ealy 2008 and in the second half of 2008 the facility was put into shut-down mode due to feedstock issues and due to financial limitations.

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

In 2003, we began construction of a BioOil production plant in West Lorne, Ontario, which was initially commissioned (tested for start up) in 2005. In December 2006, we began an upgrade and expansion of this plant to increase its capacity. In 2006, we began construction of another BioOil production plant in Guelph Ontario, which was commissioned in early 2008 and put into shut-down mode in the second half of 2008. Accordingly, the financial information presented below may not be comparable from period to period. See “Information on the Company” for a description of the development of our business.

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

Plan of Operations

We have completed the expansion of the capacity of our plant located in West Lorne, Ontario, Canada to 130 tpd, and have completed constructions and testing of our 200 tpd plant located in Guelph, Ontario, Canada. We plan to ramp up sales and marketing of our West Lorne production in 2009, and with our partners, going forward we plan to develop multiple commercial plants at the 200 tpd scale and larger and to bring the costs of the plants down significantly. The Company has put the Guelph plant into shut-down mode and is currently assessing alternative feedstock supplies and possible changes to its business structure and finances. We are presently seeking to secure rights to multiple ‘high disposal cost’ biomass waste streams around the world, in order to accelerate its commercial efforts. We believe that by securing rights to these biomass waste streams and related BioOil, power and/or energy purchase commitments will be able to catalyze the development of commercial BioOil projects that incorporate the design, engineering and licensing of its Fast Pyrolysis technology.

The Company is currently assessing a number of scenarios including the possibility of moving the plant in Guelph to another location. The impairment provision determined by management represents management’s best estimate of the realizable value of the plant under various scenarios. Note, there is significant measurement uncertainty in determining the amount of the impairment provision as management used significant estimates that related to the determination of recoverability of property, plant and equipment costs.

We have funded our operations primarily from the sale of our common stock. As at December 31, 2008, we had cash and cash equivalents of $39,927 and a working capital deficiency of $10,441,893. We plan to spend approximately $6 million in 2009 to pursue our plan of operations for the next 12 months. With the current cash on hand of $39,927 and estimated cash flow from product sales of under $1 million, we do not have sufficient internally generated cash flows to satisfy our cash requirements over the next 12 months. To meet those cash requirements we will need to secure equity and debt financing in the amount of $5 to 6 million or more. There is no assurance however that we will obtain positive cash flow from product sales or be able to obtain sufficient equity or debt financing to satisfy our cash requirements for the next 12 months.

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

Results of Operations

During the year ended December 31, 2008, the Company recorded a net operating loss of $28,356,265 compared to a net operating loss of $14,220,404 for the year 2007. The increase in operating loss in 2008 as compared to 2007 was primarily attributable to (i) an increase in amortization and depreciation; (ii) an increase in interest expense; (iii) an increase in foreign exchange loss; (iv) an increase in write-down of property, plant & equipment; (v) an increase in loss on return of services deposits and offset by (vi) an increase in revenue; (vii) a decrease in marketing and business development expense, (viii) a decrease in research and development expenditures, (ix) a decrease in general and administrative expense; (x) in increase in gain on reduction in bonus and vacation accrual. During the year ended December 31, 2007, the Company recorded a net operating loss of $14,220,404 compared to a net operating loss of $14,252,382 for the year 2006. The minor decrease in operating loss in 2007 as compared to 2006 was primarily attributable to (i) a decrease in marketing and business development expense, (ii) a decrease in research and development expenditures, (iii) a decrease in interest expense; (iv) an increase in foreign exchange gain; partially offset by (v) an increase in general and administrative expense and (vi) an increase in amortization and depreciation.

In 2008, the Company had a similar level of operating activity as in 2007, but with the focus on commissioning of the Guelph plant and the re-start of the West Lorne plant in early to mid-2008, as well as continuing project development activities. There were a number of new project initiatives internationally and the Company has been evolving to better support these activities along with the sales and operating activities at the plants. Staffing levels remained broadly the same.

Revenue

Revenue for 2008 was $178,106 compared to $nil in 2007 (2006 - $nil). The increased revenue for 2008 was due to the Company recognizing the Rika Ltd. master license fee of $523,841 net of writing down the outstanding loan due from Rika Ltd of $345,735 at the end of the two year agreement term during the first quarter of 2008.

During 2008, the Company netted $151,657 (2007 - $13,911; 2006 - $154,560) of product and service sales against research and development expenses, which are considered incidental sales of BioOil, char and electricity until such time as the Company’s plants have reached commercial production levels. Commercial production levels are reached when the plant is producing a positive cash-flow and operations are considered to be sustainable at that level.

Interest and other income for 2008 were $5,349 compared to $207,099 in 2007 (2006 - $493,610). The $5,349 other income for 2008 was mainly from the sale of small tools during the year. The decrease from 2006 to 2007 was due mainly to lower cash balances and therefore decreased interest income from investments in short-term money market deposits.

Royalty fees

Royalty fees paid for 2008 were $4,876 compared to $nil in 2007 (2006 - $nil). Under the amended agreement with Industrial Technologies Office (“ITO”), it specifies that the assistance is repayable, commencing January 1, 2005 based on royalties from sales of specified products resulting from the project, to a maximum of $13.1 million (Cdn$16 million) or until the expiration of contract on December 31, 2016. Although the Company has not achieved commercial viability, some revenues have been recorded from the project. $4,876 repayment has been accrued as royalty fee during 2008.

Expenses

The basic and diluted loss per common share was thirteen cents ($0.13) for the year 2008 compared to eight cents ($0.08) for the year 2007. The increase in basic and diluted loss per share for 2008 was due to a combination of the increase in the loss for the year and the increase in the weighted average number of Common Shares outstanding from 189,573,764 in 2007 to 211,448,521 in 2008. The basic and diluted loss per common share was eight cents ($0.08) for the year 2007 compared to nine cents ($0.09) for the year 2006. The decrease in basic and diluted loss per share for 2007 was due to a combination of the decrease in the loss for the year and the increase in the weighted average number of Common Shares outstanding from 153,685,553 shares in 2006 to 189,573,764 in 2007.

Write-down of property, plant and equipment in 2008 was $15,792,909, which relates to the impairment in the estimated fair value of the plants in West Lorne ($5,675,813) and in Guelph ($10,117,096). In addition to the write-down of the West Lorne and Guelph plants, the Company also recorded a write-down on the long-term deferred asset in West Lorne of $225,826. The above write-downs are inclusive of $2,054,992 of related foreign exchange effect. These impairment charges occurred due to the Company’s review of the fair value of the plant assets after assessing recent operating history of the plants and taking into account market conditions and sales expectations. In Guelph, the Company also took into account the plant’s shut down status and considered alternative scenarios as to how the plant could best be brought back into use in a profitable manner.

Marketing and business development expenses were $828,368 in 2008 compared to $1,601,723 in 2007. The decrease was due mainly to the decrease of business development activities, including public and investor relations, during the 2008 period. Marketing and business development expenses were $1,601,723 for 2007 compared to $1,768,063 in 2006. The decrease was due mainly to decreased business development activities and participation in major environmental conferences during the 2007 period.

For the years 2008, 2007 and 2006, the Company had expended on an annual basis $1,506,213, $2,053,914 and $4,629,465 respectively, on research and development. Of these research and development expenditures, the amount reimbursed by government funding was $nil for 2008 and 2007 compared to $227,121 in 2006. In 2008, the Company also offset product and service sales of $151,657 (2007 - $13,911; 2006 - $154,560) against research and development expenses, which are considered incidental sales until such time as the Company’s plant has reached commercial production levels. The level of research and development expenditure has decreased in 2008 in support of development of the commercial scale plant and other product development activities. The decrease was due to reduced activity in engineering development of the commercial scale plant and other product development activities.

General and administrative expenses were $9,650,644 for 2008 compared to $11,026,616 in 2007. The decrease in 2008 was a combination of decreased activity in the general and administrative area and management of the Company’s development activities related to its 200 tpd plant in Guelph, Ontario, a decrease in non-cash compensation expenses and a reduction in bonus accrual, partially offset by increased activities in the Company’s U.S. and Argentina offices. General and administrative expenses were $11,026,616 for 2007 compared to $7,763,275 in 2006. The increase in 2007 was mainly due to increased activity, an increase in consulting expenses, an increase in non-cash compensation of $739,577 and an increase in the Company’s development activities with its 200 tpd plant in Guelph, Ontario.

Amortization and depreciation expenses increased to $169,914 in 2008 from $144,168 in 2007. Amortization and depreciation expenses increased slightly to $144,168 in 2007 from $124,067 in 2006.

Interest expenses increased to $333,477 in 2008 from $22,207 in 2007. The interest expenses incurred in 2008 were due mainly to the accretion of the asset retirement obligation liability, interest expense on long-term debt and short-term debt with company’s directors, officers and shareholders. Interest expense decreased in 2007 to $22,207 from $505,340 in 2006 due mainly to the decrease in long-term and convertible debenture financing.

Currency exchange loss in 2008 amounted to $1,115,596 compared to the gain of $418,868 in 2007, due to the strengthening in the US dollar versus the Canadian dollar during 2008. Currency exchange gain in 2007 amounted to $418,868 compared to a gain of $88,888 in 2006. These non-cash changes were due to the exchange rate fluctuations of the US dollar.

Loss on settlement of accounts payable decreased to $nil in 2008 from $111,108 in 2007. Loss on settlement of accounts payable increased to $111,108 in 2007 from $98,189 in 2006 due to a non-cash compensation payment exceeding the book value of the outstanding payable.

Loss on sale of interest in subsidiary was $nil in 2008 and 2007. Loss on sale of interest in subsidiary was $nil in 2007 compared to $420,400 in 2006. The loss of $420,400 in 2006 was due mainly to the sale of a 20% interest of Dynamotive Europe Limited and the loss arises from the issue of common share purchase warrants related to this transaction.

Loss on return of services deposits $125,073 in 2008 and $nil in 2007 ($nil in 2006). The loss was due mainly to the return of Company common shares held on deposit, which when returned were below the fair market value at the date the deposit was paid.

The Company recorded a gain on reduction in bonus and vacation accrual of $1,070,930 in 2008 and $nil in 2007 ($nil in 2006). On May 29, 2008 the Company’s Compensation Committee agreed with the motion of certain Company executives to make this reduction in the accrual. These amounts were previously accrued as at December 31, 2007 and included in results to that time.

Going forward, the Company expects to have increased sales and project development activities, both in North America and overseas. With the West Lorne increasing production product sales should increase through the remainder of 2009 and beyond. Also, successful operation of the plants should lead to additional project development activity.

Liquidity and Capital Resources

During the year ended December 31, 2008, the Company used cash in operating activities and in investing activities of $3,186,228 and $3,616,962 respectively, and generated cash from financing activities of $5,419,366. During the year ended December 31, 2007, the Company used cash in operating activities and in investing activities of $10,809,770 and $21,018,846 respectively, and generated cash from financing activities of $24,008,567. During the year ended December 31, 2006, the Company used cash in operating activities and in investing activities of $9,402,744 and $10,339,843 respectively, and generated cash from financing activities of $27,641,031.

The principal sources of liquidity during the year ended December 31, 2008 were (i) $3,816,579 in net proceeds after deducting related issue costs and expenses from private placement offerings of the Company’s Common Shares and the exercise of Common Share options and warrants for cash, (ii) $2,762,870 increase in short-term debt; (iii) $381,398 decrease in government grant receivable; less (iv) $35,900 in repayment of loan and (v) $1,505,581 repayment of short-term loan.

For the previous year ended December 31, 2007, the principal sources of liquidity during the year ended December 31, 2007 were (i) $22,983,149 in net proceeds after deducting related issue costs and expenses from private placement offerings of the Company’s Common Shares and the exercise of Common Share options and warrants for cash, (ii) $130,000 in deposits for Common Shares to be issued in 2008 pursuant to the exercise of warrants, (iii) $500,000 of joint-venture deposit received, (iv) $419,351 decrease in government grant receivable; less (v) $23,933 in repayment of loan.

For the year ended December 31, 2006, the principal sources of liquidity during the year ended December 31, 2006 were (i) $27,495,575 in net proceeds after deducting related issue costs and expenses from private placement offerings of the Company’s Common Shares and the exercise of Common Share options and warrants for cash, (ii) $18,091 in deposits for Common Shares to be issued in 2007 pursuant to the exercise of warrants, (iii) $1,500,000 increase in joint-venture deposit received; less (iv) $899,184 decrease in long term loan and (v) $473,451 increase in government grant receivable.

Overall change in cash position in 2008 was a decrease in cash of $1,756,895 as compared to a decrease of $7,549,712 in the previous year 2007. Overall cash flows decreased in 2008 due to decreased acquisition of capital assets (Guelph and West Lorne plants) and significantly decreased equity financing activities, offset by an increase in debt financing during the year. During the previous year ended December 31, 2007, overall change in cash position was a decrease in cash of $7,549,712 as compared to an increase of $7,918,066 in the previous year, 2006. Overall cash flows decreased in 2007 due to decreased financing activities and significantly increased acquisition of capital assets (Guelph and West Lorne plants). During the year ended December 31, 2006, overall change in cash position was an increase in cash of $7,918,066 as compared to an increase of $1,291,497 in the previous year in 2005. Overall cash inflows increased during 2006 due to significantly increased financing activities.

The net amount of cash used in operating activities during 2008 decreased by 71% (over cash used in operating activities during 2007) due to the construction of the Company’s 200 tpd plant in Guelph, Ontario was done in previous year 2007 and 2006. Cash used in operating activities consisted primarily of a net loss for 2008 of $28,356,265 and $178,106 in recognition of deferred revenue, less non-cash expenses of (i) amortization of $169,914, (ii) non-cash interest and accretion expenses of $68,636, (iii) loss on refund of services deposit of $125,073, (iv) equity compensation expenses of $2,524,138, (v) foreign exchange loss of $1,115,596, (vi) net change in non-cash working capital balances related to operations of $5,326,051, and (vii) write-down of property, plant and equipment of $16,018,735.

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

Financing activities during 2008 generated a net increase in cash of $5,419,366, primarily from the Company’s private placements of Common Shares of $3,816,579 and from the short-term debt with the Company’s directors, officers and shareholders of $2,762,870 less repayment of short-term loan of $1,505,581. Financing activities during 2007 generated a net increase in cash of $24,008,567, primarily from the Company’s private placements of Common Shares and contribution received from joint venture of $500,000. Financing activities during 2006 generated a net increase in cash of $27,641,031, primarily from the Company’s private placements of Common Shares and contribution received from joint venture of $1,500,000.

Investing activities in 2008 resulted in use of cash, in the amount of $3,616,962. This amount was incurred in the acquisition of capital assets (Guelph and West Lorne plants) of $3,963,628 and a decrease of long-term loan receivable of $346,666. Investing activities in 2007 resulted in the use of cash, net of grants, in the amount of $21,018,846 that consisted of $20,172,180 incurred in the acquisition of capital assets (Guelph plant and West Lorne plant), an increase of long term deferred assets of $500,000, and an increase of long term loan receivable of $346,666. Investing activities in 2006 resulted in the use of cash, net of grants, in the amount of $10,339,843 that consisted of $10,496,423 incurred in the acquisition of capital assets (Guelph plant), $21,016 expended on patents, and a $177,596 decrease in restricted cash.

As at December 31, 2008, the Company had a working capital deficiency of $10,441,893 and incurred a net loss of $28,356,265 for the year ended December 31, 2008, and has an accumulated deficit of $115,676,448.

In 2008, the Company recorded $178,106 license revenue. Sales revenue going forward is uncertain and the Company is therefore dependent on its financing activities to fund its operations. The proceeds from the recent equity financing will be applied to finance the Company’s ongoing research and development and commercial demonstration activities and to support its efforts to obtain the award of customer contracts. Dynamotive will be required to raise sufficient additional funds to finance its commercialization strategy. The raising of additional finance to fund operations is subject to uncertainty. There is no assurance that such financing will be available on commercially reasonable terms, if at all. Dynamotive’s operations are subject to all of the risks inherent in the establishment of a new business enterprise and in particular Dynamotive will require significant additional financing in the future to develop and market its technology to its full potential.

In addition to contemplated equity offerings during 2009, the Company has a receivable from the Government of Canada’s ITO program both for expenditures made in 2005 and technical and project related expenditures in 2006. The Company’s agreement with Technology Partnerships Canada pertains to maximum funding of US$6.7 million (C$8.235 million), of which $6.4 million (C$ 7.8 million) has been received as of December 31, 2008 and $0.3 million is included in government grants receivable.

During the first quarter of 2008, the Company raised subscription funds of $1.0 million relating to the private placement commenced during the first quarter of 2008 at subscription price $0.65 per share. 1.48 million shares and 56,430 Common Share Purchase Warrants were issued as a result of this funding.

During the second quarter of 2008, the Company raised subscription funds of $0.7 million relating to the private placement commenced during the second quarter of 2008 at subscription price at $0.35 per share. 1.96 million shares and 0.97 million Common Share Purchase Warrants were issued as a result of this funding.

During the third quarter of 2008, the Company raised subscription funds of $0.8 million relating to the private placement commenced during the second quarter of 2008 at subscription price at $0.35 per share. 2.4 million shares and 1.18 million Common Share Purchase Warrants were issued as a result of this funding.

During the fourth quarter of 2008, the Company raised subscription funds of $1.3 million relating to the private placement commenced during the fourth quarter of 2008 at subscription price at $0.20 per share. 6.4 million shares and 3.2 million Common Share Purchase Warrants were issued as a result of this funding.

In total, the Company raised from private placements during 2008 $3.8 million in cash for a total of 12.2 million Common Shares and 5.4 million Common Share Purchase Warrants.

In December 2008, the Company entered into a secured demand loan (initially intended to enter a secured convertible debenture) facility with a director of the Company for a total of up to $2 million and $1.0 million has been advanced to the Company. This demand loan has an interest rate of 8% and is due within 10 days of demand, made anytime from the date of the Company’s completion of current funding and/or receipt of certain government funds, whichever comes first, which are expected to occur in early 2009.

The Company currently has minimal cash on hand and expects to require additional funding for the commercial expansion of its technologies through the year 2009 and beyond as we anticipate that we will not earn sufficient revenues to cover operating expenses. Given market conditions and other factors, there can be no guarantee that the Company will be successful in securing additional finance. If adequate funds are not available on acceptable terms when needed, the Company may be required to delay, scale-back or eliminate the manufacturing, marketing or sales of one or more of its products or research and development programs. The outcome of these matters cannot be predicted at this time. The Company’s future operations are dependent on the market’s acceptance of its products in order to ultimately generate future profitable operations, and the Company’s ability to secure sufficient financing to fund future operations. There can be no assurance that the Company’s products will be able to secure market acceptance. Management plans to raise additional equity financing to enable the company to complete its development plans.

The Company expects to spend approximately $6 million in its operations in the next 12 months and has capital expenditure commitments of approximately $0.6 million. The Company does expect to have increases in product sales and licenses over the coming months and years, but these are not expected to cover operating requirements in the near future..

In recognition of our liquidity and capital resources, our independent public accountants have included a comment in their report on our accompanying consolidated financial statements for the year ended December 2008, that expresses substantial doubt as to our ability to continue as a going concern.

The Company’s 2009 financing plan is structured to enable ramp-up of operations at the West Lorne production plant; completion of the related char boiler system and the re-start of the 200 tonne per day (“tpd”) Guelph BioOil plant. The core of the strategy surrounds market and project based equity financing that minimizes equity dilution while raising sufficient capital for operations and projects. In addition, the Company will seek asset backed debt financing if such facilities are available on reasonable commercial terms. In connection with the Company’s West Lorne char boiler system project, the Company has committed to construction commitments of approximately $0.6 million at December 31, 2008.

The Company’s funding plan for 2009 is structured so that equity placements explained above will maintain Company and project operations. Additionally, the Company contemplates a private placement and project finance strategy which, with other project funding and sales, are expected to fund the Company’s contributions to future projects and the West Lorne Char boiler system completion. Any delay in securing project funding for a project will delay the commissioning of that project. As mentioned previously, there is no assurance however that the Company will obtain positive cash flow from product sales or be able to obtain sufficient equity or debt financing to satisfy its cash requirements for the next 12 months.

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

Licenses and Royalties

Revenue from license agreements may include multiple elements within a single contract. Payments received under license agreements may include the following: non-refundable fees at inception of the contract, fees for services to be performed, milestone payments for specific achievements, and royalty payments based upon resulting sales of products. Agreements with multiple elements are separated into significant discrete units of accounting based on the relative fair value of each element. Revenue is recognized for each element when all significant acts have been completed and delivery has occurred with no substantial risk of return and collectability is reasonably assured. When the fair value cannot be determined, revenue is deferred until objective evidence exists or recognized as the final elements are delivered. Any amounts not recorded during the term of the license are recorded at the time of the license expiry.

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

Revenue in 2008 and Deferred revenue in 2007 and 2006 is net of a $345,735 convertible loan to entities controlled by Rika Ltd.

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

During the year ended December 31, 2008, the Company netted product and service sales of $151,657 (2007 - $13,911, 2006 - $154,560;) against research and development expenses, which are considered incidental sales of BioOil until such time as the Company’s plant has reached commercial production levels.

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

Stock Based Compensation Plan

The Company has two stock based compensation plans - a stock appreciation rights (“SA Rights”) plan, which expired on December 31, 2008, and a stock option plan for directors and employees, which are described in note 16. Under the terms of the stock option plan the Company may grant fixed options or options whose vesting is contingent on future performance. Compensation is recognized under the fair value based method when fixed or performance based stock options are granted to employees and directors. Compensation for SA Rights to be settled in cash are accrued at their fair value at the date of grant and re-measured at each financial statement date until they are exercised. Compensation for SA Rights to be settled in shares is accrued at their fair value at the date of grant but is not re-measured at each financial statement date.

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

Asset Retirement Obligations

The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurred a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets and when a reasonable estimate of the fair value can be made. The obligation is measured initially at fair value using present value methodology, and the resulting costs capitalized into the carrying amount of the related asset. In subsequent periods, the liability will be adjusted for any changes in the amount or timing of the underlying future cash flows. Capitalized asset retirement costs will be depreciated on the same basis as the related asset and the discount accretion of the liability is included in determining the results of operations. As at December 31, 2008, the Company estimated the fair value of the asset retirement obligations was $229,312 (2007 - $246,939; and 2006 - $nil).

Recent Accounting Pronouncements – See Notes 3 and 25 to the audited consolidated financial statements

Research and Development, Patents and Licenses, etc.

The Company considers patents to be an important aspect of the Company’s business. The Company protects its intellectual property such as trademarks, patents, product designs, manufacturing processes and new product research and concepts. These rights are protected through patents and trademark registrations, the maintenance of trade secrets and, when necessary and appropriate. The Company also maintains stringent procedures to maintain the secrecy of its confidential business information. These procedures include the establishment of “need to know” criteria for the dissemination of certain information and the use of written confidentiality agreements in cases where the sharing of proprietary information with third parties is necessary.

As of June 19, 2009, the Company’s key patent is protected in 12 countries with patent applications pending in 4 countries and is scheduled to expire between years 2016 and 2017. Patents were granted in 2008 for protection in New Zealand and Ukraine with respect to an enhancement of the key patent to expire in year 2025. In respect of this patent enhancement, a US Patent was granted in February 2006 to expire in year 2024 and based on this, a US PCT application was filed in February 2005; a Eurasian patent application filed in March 2006; patent applications for protection in Cuba, Mexico, Norway, and Regional Europe filed in 2007 and also during the year, an international PCT application was filed for another patent enhancement of the key patent.

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

Tabular Disclosure of Contractual Obligations

The following table provides information as of December 31, 2008 as to our contractual obligations and commitments for the periods indicated:

Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years

Premise lease obligations	368,000	218,000	138,000	12,000	Nil
Operating lease obligations – Office equipment	29,000	18,000	11,000	Nil	Nil
Long-term debt obligations	299,000	36,000	72,000	72,000	119,000
Short-term and related party debt	1,257,289	1,257,289	Nil	Nil	Nil
Construction commitments	600,000	600,000	Nil	Nil	Nil

Total	2,553,289	2,129,289	221,000	84,000	119,000

We have an operating lease for office facilities of our head office.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The Company’s directors and executive officers currently are:

Name	Age	Position

Richard Chen-Hsing Lin (2)(3)	65	Chairman, President, Operations-China and Director
R. Andrew Kingston (3)	49	President, Chief Executive Officer and Director
Desmond Radlein, Ph.D. (1),(3)	61	Director
Shing-Cheng Hong (1)(2)	76	Director
Chih-Lin Chu (1)	42	Director
Brian Richardson	47	Chief Financial Officer
Thomas J. Bouchard	48	Chief Operating Officer
Laura Santos	59	Corporate Secretary
Jeffrey Lin	39	Vice President, Business Development-China and Japan

(1)	Member of the Audit and Corporate Governance Committee of the Board of Directors.

(2)	Member of the Compensation Committee of the Board of Directors.

(3)	Member of the Executive Committee of the Board of Directors.

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

Robert Andrew Kingston.Mr. Kingston was appointed President and CEO in April 1999. Mr. Kingston has held senior positions in multi-national oil companies, property and investment corporations and financial institutions in Europe, the USA and South America. From 1996 to 1999, Mr. Kingston was advisor to public and private companies in the U.S. Canada and the U.K. From 1995 to 1996, Mr. Kingston was senior advisor to the Chairman of Rotch Property Group Ltd., a UK property investment and development company with assets in excess of US $7 billion. From 1992 to 1995, Mr. Kingston was a financial advisor on corporate restructuring for Interpetrol S.A., a South American oil trading company that at the time was partly owned by the Argentine National Oil Company (NYSE: YPF). He held a number of positions with the Gatoil Group of Companies from 1986 to 1990, a fully integrated, privately owned oil conglomerate, including Managing Director of Gatoil Services (UK) Limited and Financial Vice President of Gatoil Enterprises Inc. (USA). He also worked for Price Waterhouse & Co. and Ducilo S.A., a subsidiary to E.1. DuPont de Nemours & Co.

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

Brian Richardson, C.A., MBA. Mr. Richardson was appointed Chief Financial Officer of the Company in August 2003. From 1993 - 2002, Mr. Richardson was a financial consultant in a variety of industries, including working for four years as a project manager for Westcoast Energy on gas and electric infrastructure projects in Latin America. In the early 1990’s, he was CFO of a publicly traded venture capital firm, helping to bring it onto the TSE via a reverse take-over. Mr. Richardson also worked in investment banking, and as CFO of a biotech start-up. He has significant experience in project planning, management and control and in working with early stage technology companies. Mr. Richardson received his designation as a Chartered Accountant in 1987, and in 1990, was on the Director General’s Honours List and graduated with a MBA degree from IMD in Switzerland.

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

Compensation of Directors and Senior Management

The following table provides a summary of compensation paid or payable to directors and senior management during the year ended December 31, 2008(1):

Name	Salary ($)		Bonus ($)	Long-term Incentive Plan ($)

Richard Chen-Hsing Lin	333,381		42,288	26,834(4)
Robert Andrew Kingston	521,430		66,142	41,472(4)
Curtin Winsor, Jr., Ph.D	17,986	(2)	—	—
Shing-Cheng Hong	17,424	(2)	—	—
Desmond Radlein	155,405	(2)(3)	—	—
Chih-Lin Chu	9,368	(2)	—	—
George Terwilliger	11,616	(2)	—	—
Wayne Keast	1,124	(2)	—	—
Brian Richardson	230,316		57,579	7,498(5)
Laura Santos	145,199		36,300	7,261(6)
Jeffrey Lin	145,199		36,300	7,261(6)

Notes:

(1)	Except as otherwise noted, all compensation are disclosed in U.S. dollars based upon 2008’s average exchange rate of $0.9368 per dollar.

(2)	50% to be paid in cash ($34,286) and 50% in shares (total of 104,907 restricted common shares).

(3)	Including consulting fees of $144,351.

(4)	Unissued shares earned pursuant to 25% on the 1/3 of annual salary, priced at $1.29 per share determined on March 1, 2007.

(5)	Unissued shares earned pursuant to 10% on the 1/3 of annual salary, priced at $1.29 per share determined on March 1, 2007.

(6)	Unissued shares earned pursuant to 15% on the 1/3 of annual salary, priced at $1.29 per share determined on March 1, 2007.

The following table lists stock options outstanding at December 31, 2008 to purchase common shares of the Company held by directors and senior management:

Name	Number of Shares	Exercise Price	Expiry Date

Richard Chen Hsing Lin	750,000	$0.50	02-Feb-10 to 29-Apr-12
Richard Chen Hsing Lin	300,000	$0.23	30-Aug-13
Richard Chen Hsing Lin	605,660	$0.20	30-Aug 13 to 31-Mar-14
Richard Chen Hsing Lin	3,000,000	$0.45	31-Jul-14
Richard Chen Hsing Lin	1,000,000	$0.58	31-Jul-14
Richard Chen Hsing Lin	150,000	$1.60	12-Jul-09
Richard Chen Hsing Lin	1,800,000	$1.22	30-Nov-10 to 01-Jan-12
Robert Andrew Kingston	775,000	$0.50	02-Feb-10 to 23-Feb-12
Robert Andrew Kingston	333,750	$0.20	31-Jan-13
Robert Andrew Kingston	300,000	$0.23	10-Apr-13
Robert Andrew Kingston	2,400,000	$0.22	10-Apr-13
Robert Andrew Kingston	3,000,000	$0.45	31-Jul-14
Robert Andrew Kingston	1,000,000	$0.58	31-Jul-14
Robert Andrew Kingston	150,000	$1.60	12-Jul-09
Robert Andrew Kingston	1,800,000	$1.22	30-Nov-10 to 01-Jan-12
Curtin Winsor, Jr., Ph.D	30,000	$0.45	22-Dec-09 to 01-Jul-10
Curtin Winsor, Jr., Ph.D	23,000	$1.16	30-Nov-11
Curtin Winsor, Jr., Ph.D	23,000	$0.33	24-Jul-12
Desmond Radlein, Ph.D	46,000	$0.45	22-Dec-09 to 01-Jul-10
Desmond Radlein, Ph.D	15,000	$1.16	30-Nov-11
Desmond Radlein, Ph.D	15,000	$0.33	24-Jul-12
Desmond Radlein, Ph.D	600,000	$1.15	01-Nov-09 to 31-Oct-11
Shing-Cheng Hong	23,000	$0.45	01-Jul-10
Shing-Cheng Hong	23,000	$1.16	30-Nov-11
Shing-Cheng Hong	23,000	$0.33	24-Jul-12
Chih-Lin Chu	30,000	$0.45	22-Dec-09 to 01-Jul-10
Chih-Lin Chu	15,000	$1.16	30-Nov-11
Chih-Lin Chu	15,000	$0.33	24-Jul-12
George Terwilliger	25,000	$1.16	30-Nov-11
George Terwilliger	15,000	$0.33	24-Jul-12
Brian Richardson	400,000	$0.48	21-Jan-09 to 30-Sep-09
Brian Richardson	1,200,000	$0.58	30-Sep-09 to 30-Sep-12
Brian Richardson	100,000	$1.60	12-Jul-09

Name	Number of Shares	Exercise Price	Expiry Date

Laura Santos	10,000	$1.00	2-Feb-10
Laura Santos	80,000	$1.50	14-Jun-10 to 31-Jan-11
Laura Santos	15,000	$0.50	28-Apr-12
Laura Santos	100,000	$0.23	30-Aug-13
Laura Santos	122,308	$0.20	30-Aug-13 to 14-Mar-14
Laura Santos	1,000,000	$0.48	31-Dec-09 to 31-Dec-13
Laura Santos	100,000	$1.60	12-Jul-09
Laura Santos	225,000	$1.22	30-Nov-10 to 01-Jan-12
Jeffrey Lin	110,000	$1.00	02-Feb-10
Jeffrey Lin	15,000	$0.50	28-Apr-12
Jeffrey Lin	1,000,000	$0.48	31-Dec-09 to 31-Dec-13
Jeffrey Lin	100,000	$1.60	12-Jul-09
Jeffrey Lin	225,000	$1.22	30-Nov-10 to 01-Jan-12
Bouchard, Thomas J.	500,000	$0.88	01-Jan-11 to 31-Dec-11

Dr. Desmond Radlein provides consulting services to the Company with respect to the Company’s research and development initiatives conducted in Waterloo, Ontario, including the establishment of research programs and protocols as well as development of research partnership programs with universities to further the Company’s technology.

Board Practices

All Directors are elected annually at the Company’s Annual Meeting of Shareholders. The executive officers of the Company are appointed annually at the first meeting of the Company’s Board of Directors held after each annual meeting of shareholders. Each director and executive officer of the Company holds office until his or her successor is duly elected and qualified or until his or her death or resignation or until he or she shall be removed in the manner provided by the Company’s by-laws. There is no arrangement or understanding between any director or executive officer and any other person pursuant to which any director or executive officer is selected. None of our directors or officers are related, except for Jeffrey Lin and Richard Lin who are related.

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

The Company’s Audit and Corporate Governance Committee (whose members until March 31, 2009 were Mr. Shing-Cheng Hong, Dr. Curtin Winsor, Jr. and Mr. George Terwilliger III; and subsequent to March 31 2009 were Mr. Shing-Cheng Hong, and Mr. Chih Lin Chu and Dr. Desmond Radlein joined the committee on June 3, 2009), assists the Board of Directors in carrying out its oversight responsibilities relating to the financial, accounting and reporting processes of the Company on behalf of the Board by reviewing the independence of the Company’s independent auditors, the adequacy of internal accounting and financial controls, the quality of financial reporting and accounting estimates involving the use of significant management judgment, and the Company’s compliance with related legal and regulatory requirements.

The Compensation Committee of the Board of Directors makes recommendations to the Board of Directors on compensation issues, including (i) salary levels for officers; (ii) executive compensation plans; (iii) the review of employee benefit programs; (iv) the review of proposed compensation plans applicable to the Company’s officers and employees; and (v) the administration of the Company’s stock option plans as authorized by the Board. The Committee is comprised of Dr. Curtin Winsor, Jr. (until March 31, 2009), Mr. Shing-Cheng Hong and Mr. Richard Chen-Hsing Lin.

The Board approved in May 2004 a new compensation plan as proposed by the Compensation Committee for non-management Board members and Committee chairs, as follows: a) annual retainer of $8,166, and $4,083for Board members and Committee chairs respectively, payable in 50% cash and 50% in common stock priced at the market closing price on the day of the AGM or the average of the five trading days prior to the AGM, whichever is lower; b) 15,000 and 8,000 stock options for Board members, and Committee chairs, respectively; the term of the stock options is for four (4) years; c) Board and Committee meeting fees –$245 per meeting under two (2) hours and $980 per meeting over two (2) hours, payable in 50% cash and 50% in common stock priced on the last trading day of the respective quarter at the lower of the price on such day or the average of the previous five trading days. Shares when issued with respect to these fees are restricted for a twelve-month period and subject to Rule 144 of the Securities Act of 1933. The Compensation Committee of the Board regularly reviews the appropriateness of Director’s compensation. The directors are also reimbursed for out-of-pocket expenses such as reasonable traveling, hotel and other expenses incurred in and about the business of the Company.

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

	2008	2007	2006

Canada	25	31	36
US	4	2	0
Argentina	3	3	0
Total	32	36	36

Share Ownership

The following table sets out the names of directors and senior management, the period of time during which each has been a director or senior manager of the Company, and the number of common shares of the Company beneficially owned by each of them, directly or indirectly, or over which control or direction is exercised and percentage of ownership as at May 31, 2009:

Name	Periods during which has served as a Director or Senior Manager	Shares Owned and % of Ownership (1)

Richard Chen-Hsing Lin(2) Chairman, President, Operations-China and Director	Since 1992	4,739,565 Common shares(2) 2.13%
Robert Andrew Kingston (3) President, Chief Executive Officer and Director	Since 1999	787,085 Common shares(3) 0.35%
Shing-Cheng Hong(4) Director	Since 1997	165,412 Common shares(4) 0.07%

Name	Periods during which has served as a Director or Senior Manager	Shares Owned and % of Ownership (1)

Chih-Lin Chu(5) Director	Since 2001	29,345 Common shares(5) 0.013%
Desmond Radlein, Ph.D. Director	1997 – 2002 and 2003 to present	80,767 Common shares(6) 0.03%
Brian Richardson Chief Financial Officer	Since 2003	171,500 Common shares 0.08%
Laura Santos Corporate Secretary	Since 1998	21,988 Common shares 0.01%
Jeffrey Lin Vice President, Business Development – China and Japan	Since 2005	64,283 Common shares 0.03%
Thomas J. Bouchard Chief Operating Officer	January 2008	Nil

Notes:

(1)

The information as to shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective directors and officers. Our directors and officers also hold options to purchase our shares as described below

(2)

Includes 4,739,565 Common Shares, of which 2,256,816 Common Shares are held by Cantai Property Limited (“Cantai”), a company controlled by Mr. Lin; 354,218 shares of Mr. Lin and 1,450,794 shares of Cantai are held under Leede Financial; also includes 172,912 Common Shares held by Neoventi Technology Corporation over which Mr. Lin has voting and disposition powers. Mr. Lin also holds options to purchase up to an aggregate of 9,646,003 Common Shares of which 605,660 are held by Cantai (3,000,000 Common Shares at an exercise price of $0.45, expiring on July 31, 2014; 1,000,000 Common Shares (1,000,000 common shares non-vested) at an exercise price of $0.58, expiring on July 31, 2014; 750,000 Common Shares at an exercise price of $0.50, expiring from February 2, 2010 to April 28, 2012; 300,000 Common Shares at an exercise price of $0.23, expiring on August 30, 2013; 2,646,003 Common Shares (605,660 under the name of Cantai) at an exercise price of $0.20, expiring from May 8, 2011 to March 31, 2014; 150,000 Common Shares at an exercise price of $1.60, expiring July 12, 2009 and 1,800,000 Common Shares (600,000 common shares non-vested) at an exercise price of $1.22, expiring from November 30, 2010 to November 30, 2012)). Mr. Lin also holds rights to purchase up to an aggregate of 388,901 Common Shares of which 191,117 are held by Cantai (388,901 Common Shares at an exercise price of $0.01, expiring from June 30, 2010 to September 29, 2016).

(3)

Includes 787,085 Common Shares held in the name of Cape Fear Limited (“CFL”), an Isle of Man company which all shares are held by an arm’s length trustee of a discretionary trust of which Mr. Kingston is a beneficiary. Mr. Kingston also holds options to purchase up to an aggregate of 12,172,083 Common Shares of which 3,033,750 are held by CFL: (3,000,000 Common Shares at an exercise price of $0.45, expiring on July 31, 2014; 1,000,000 Common Shares (1,000,000 common shares non-vested) at an exercise price of $0.58, expiring on July 31, 2014; 300,000 Common Shares (under the name of CFL.) at an exercise price of $0.23, expiring on August 30, 2013; 2,400,000 Common Shares (under the name of CFL) at an exercise price of $0.22, expiring from August 30, 2013 to December 22, 2013; 333,750 Common Shares (under the name of CFL) at an exercise price of $0.20, expiring on August 30, 2013; 775,000 Common Shares at an exercise price of $0.50, expiring from February 2, 2010 to February 23, 2012; 150,000 Common Shares at an exercise price of $1.60, expiring on July 12, 2009; 400,000 Common Shares at an exercise price of $0.20, expiring on May 8, 2011; 2,013,333 Common Shares at an exercise price of $0.30, expiring on May 8, 2011 and 1,800,000 Common Shares (600,000 common shares non-vested) at an exercise price of $1.22, expiring from November 30, 2010 to November 30, 2012)). Mr. Kingston also holds rights to purchase up to an aggregate of 89,301 Common Shares at an exercise price of $0.01, expiring from June 30, 2010 to April 30, 2011).

(4)

Mr. Hong also holds options to purchase up to an aggregate of 69,000 Common Shares (23,000 Common Shares at an exercise price of $0.45, expiring on July 1, 2010; 23,000 Common Shares at an exercise price of $1.16, expiring on November 30, 2011 and 23,000 Common Shares at an exercise price of $0.33, expiring on July 24, 2012).

(5)

Mr. Chu also holds options to purchase up to an aggregate of 60,000 Common Shares (30,000 Common Shares at an exercise price of $0.45, expiring from December 22, 2009 to July 1, 2010; 15,000 Common Shares at an exercise price of $1.16, expiring on November 30, 2011 and 15,000 Common Shares at an exercise price of $0.33, expiring on July 24, 2012).

(6)

Dr. Desmond Radlein also holds options to purchase up to an aggregate of 676,000 Common Shares (46,000 Common Shares at an exercise price of $0.45, expiring from December 22, 2009 to July 1, 2010; 15,000 Common Shares at an exercise price of $1.16, expiring on November 30, 2011; 15,000 Common Shares at an exercise price of $0.33, expiring on July 24, 2012 and 600,000 Common Shares at an exercise price of $1.15, expiring from November 1, 2009 to November, 1, 2011).

The Directors and Officers beneficially own or effectively control as a group a total of 6,059,945 shares which represents 2.72% of the total issued and outstanding shares of the Company.

The Directors and Senior Management hold a total of 30,035,306 options. 10,885,306 options are granted and exercisable between $0.19 and $0.33 each; 13,084,000 options are granted (10,734,000 are exercisable and 2,350,000 are unexercisable) between $0.45 and $0.58 each; and 6,066,000 options are granted (4,382,667 are exercisable and 1,683,333 are exercisable) between $0.78 and $1.60 each. 10,885,306 unexercised options were in the money and 19,150,000 unexercised options were out of the money based on the average trading price of $0.34 per Common share as listed on the OTCBB as at May 31, 2009.

Percentage of class is calculated based on the outstanding common shares as at May 31, 2009 of 222,867,272.

The Company has a Stock Option Plan (the “Plan”), enabling the Company to provide its directors, officers and employees with an opportunity to share in increases in the value of the Company’s shares. The Plan is intended to attract and retain the services of directors, officers, employees and consultants to the Company for the benefit of the Company and its shareholders and to provide additional incentive for such directors, officers and employees to continue to work in the best interests of the Company and its shareholders through continuing ownership of its Common Stock. A Post-Effective Amendment to the Plan was filed with the US Securities Commission on March 4, 2008 to include shares of restricted stock. At May 31, 2009, 2,016,285 options were issuable under the Plan and 31,413,806 options were outstanding at exercise prices ranging from $0.19 to $1.60 per common share.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

As at May 31, 2009 and to the Company’s knowledge, it is not directly or indirectly owned or controlled by another corporation or by any foreign government and no registered shareholder owns more than 5% of the Company’s common stock

The Company knows of no arrangements which may, at a subsequent date, result in a change of control.

Computershare Trust Company of Canada (Computershare) is the Company’s registrar and transfer agent for the Company’s shares. Computershare’s records as of May 31, 2009 indicate 222,867,272 shares of common stock issued and outstanding as follows:

Residence of Shareholder	Number of Holders	Number of Shares (1)	Percent

Canada	56	87,972,180	39.47%
U.S.A.	201	122,362,699	54.90%
Other	108	12,532,393	5.63%
Total	365	222,867,272	100.00%

(1)	Includes the total number of shares held by registered and beneficial shareholders.

Related Party Transactions

Except as disclosed herein, the Company has not, since the beginning of its last fiscal year ended December 31, 2008, and does not propose to, entered into any material transactions with related parties.

The following transactions with related parties are in the normal course of operations and are recorded at amounts established and agreed between the related parties. The Company had the following transactions with related parties since December 31, 2008:

Consulting fees and salaries of $1,640,232 for the year ended December 31, 2008 (2007 - $1,931,783; 2006 - $1,763,575) have been paid to Directors (or companies controlled by Directors) of the Company. Included in the amount above, is $407,573 (2007 - $207,827; 2006 - $543,122) paid by stock based compensation.

As of December 31, 2008, the Company entered into loan agreements with directors and officers for $1,187,289 (2007 - $nil). The loans are due on demand and bear interest at 8% p.a. annum. This amount along with $70,000 from an unrelated party, comprises the total $1,257,289 of short-term loans. One of the major loan agreements was secured by a General Security Agreement as a floating charge over the Company’s assets.

The Company recorded a gain on reduction in bonus and vacation accrual of $1,070,930 in 2008 ($nil in 2007; $nil in 2006). In 2008 the Company’s Compensation Committee approved the motion of certain Company executives to forgive their entitlement to these amounts and to make this reduction in the accrual. These amounts were previously accrued as at December 31, 2007 and included in results to that time.

The Company incurred relocation expenses of $120,000 on behalf of an officer.

The amount due to directors and officers of $1,187,289 as of December 31, 2008 included: (a) $1,028,909 due to Richard C.H. Lin, Chairman of the Company. The loan is due on demand and bear interest at 8% p.a. annum. The loan agreement with Mr. Lin was secured by a General Security Agreement as a floating charge over the Company’s assets; (b) $15,000 due to Cape Fear Limited, an Isle of Man company of which all shares are held by an arm’s length trustee of a discretionary trust of which Mr. R. Andrew Kingston, President and CEO of the Company, is a beneficiary. The loan is unsecured due on demand and bear interest at 8% p.a. annum; (c) $143,380 due to Chih Lin Chu, a director of the Company, under the name of Zhen Quo Zhang. The loan is unsecured due on demand and bear interest at 8% p.a. annum.

Interest of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

The Company’s annual audited consolidated financial statements for the years ended December 31, 2008, 2007 and 2006 are included in this Annual Report and are incorporated by reference herein.

Significant Changes

There have been no significant changes in the Company’s business since December 31, 2008 except as disclosed in this Annual Report.

ITEM 9.	THE OFFER AND LISTING

The Company’s common stock is traded on the Over-the-Counter Bulletin Board (OTCBB) under the symbol DYMTF.OB. As at December 31, 2008, the closing sales price on the OTCBB for the Company’s common shares was $0.235 per share. The following table shows the high and low market prices for the Company’s shares on the OTCBB for the periods indicated:

Year Ended	High	Low

2004	0.80	0.41
2005	1.00	0.43
2006	1.76	0.76
2007	1.36	0.60
2008	0.82	0.10

Quarter Ended	High	Low

June 30, 2007	1.34	1.00
September 30, 2007	1.36	0.91
December 31, 2007	1.00	0.60

March 31, 2008	0.82	0.45
June 30, 2008	0.65	0.29
September 30, 2008	0.45	0.18
December 31, 2008	0.35	0.10

March 31, 2009	0.24	0.15

Month Ended	High	Low

November 30, 2008	0.19	0.11
December 31, 2008	0.35	0.16

January 31, 2009	0.24	0.18
February 29, 2009	0.20	0.16
March 31, 2009	0.18	0.15
April 30, 2009	0.30	0.17
May 31, 2009	0.34	0.25

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

B. MEMORANDUM AND ARTICLES OF INCORPORATION

Articles of Association

The Company was incorporated on April 11, 1991 pursuant to the Companies Act (British Columbia), later the Company Act. The Company’s corporate constituting documents were then comprised of its Notice of Articles and its Articles of Association (“Articles”).

The Business Corporations Act (British Columbia) (“BCA”) was adopted in British Columbia in 2004 and is now in effect. The Business Corporations Act replaces the Company Act (British Columbia) and adopts many provisions similar to those contained in corporate legislation elsewhere in Canada. There was a mandatory transition process under the Business Corporations Act, so that all companies had to comply with the new regulations. As part of its transition, the Company adopted new Articles in June 2005.

Under the Business Corporations Act, every “pre-existing company” remained subject to certain “Pre-existing Company Provisions” contained in the Company Act (British Columbia) unless such provisions are removed with the approval of shareholders by way of a special resolution. Such Pre-existing Company Provisions include the following provisions that were relevant to the Company:

•

The majority required to pass a special resolution is three-quarters of those votes cast at a properly constituted meeting of shareholders. Under the BCA, a special resolution may be passed with a minimum two-thirds vote; and

•	A repurchase or redemption of shares can only be offered pro-rata to all shareholders. This provision has been removed under the BCA.

In order to take full advantage of the flexibility offered by the BCA, the Company’s board of directors proposed removal of the Pre-existing Company Provisions in connection with the adoption by the Company of a new form of Articles that incorporates provisions permitted under the BCA. The removal of the Pre-existing Company Provisions required the affirmative vote of not less than three-quarters of the votes cast at a meeting of the shareholders of the Company, present in person or by proxy. This approval of the shareholders by special resolution was obtained at the annual general meeting of the shareholders of the Company held on June 27, 2005. The removal of the Pre-existing Company Provisions became effective upon the filing of a Notice of Alteration to the Company’s Articles with the British Columbia Registrar of Companies on October 5, 2005. The Company’s shareholders also approved by special resolution the adoption of a new form of Articles (the “Articles”). The Articles were adopted by the Company with a view to updating its charter documents to bring them into line with the Business Corporations Act and incorporating some of the new provisions of the Business Corporations Act. These Articles were filed with the Registrar of Companies on October 5, 2005.

The following is a summary of certain material provisions of (i) the Company’s Notice of Articles, as amended by the Notice of Alteration approved by shareholders, (ii) the Company’s new Articles, as adopted by shareholders, and (iii) certain provisions of the Business Corporations Act and related laws applicable to the Company:

1. Objects and Purposes

The Company’s Memorandum and Articles do not specify objects or purposes. The Company is entitled under the Business Corporations Act to carry on all lawful businesses which can be carried on by a natural person.

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

Director’s power to vote on a proposal, arrangement or contract in which the director is interested.

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

3.

the contract or transaction relates to the remuneration of the director or senior officer in that person’s capacity as director, officer, employee or agent of the company or of an affiliate of the company;

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

Under the Company’s Articles, a director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which the Company has entered or proposes to enter:

1.	is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Act;

2.

is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution;

3.

and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act. No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason

Directors’ power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body.

The compensation of the directors is decided by the directors unless the board of directors requests approval to the compensation from the shareholders by ordinary resolution. The Business Corporations Act provides that a director of a company does not hold a disclosable interest in a contract or transaction merely because the contract or transaction relates to the remuneration of the director or senior officer in that person’s capacity as director, officer, employee or agent of the Company or of an affiliate of the Company.

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

Number of shares required for a director’s qualification.

Directors need not own any shares of the Company in order to qualify as directors.

3. Rights, Preferences and Restrictions Attaching to Each Class of Shares

Classes of Shares

The Company has two classes of shares, namely common without par value and Class “A” Preferred Shares (the “Preferred Shares”) with special rights and restrictions. The common shares and preferred shares are unlimited in number. Notice of Alteration of the Company’s Articles of Incorporation to cancel the existing special rights and restrictions attached to the Class “A” Preferred shares and to adopt a new special rights and restrictions attached to the Class “A” Preferred shares as approved at the Company’s Special Meeting of Shareholders on November 21, 2005. The Company’s Articles was altered to change all of the unissued Class “A” Preferred shares each with a par value of $5.00 into Class “A” Preferred with no par value; to delete the existing Article 26 which sets out the special rights and restrictions attached to the Class “A” Preferred shares; and to add to the Articles of the Company, revised

Article 26, which will govern the Class “A” Preferred shares and authorizes directors in the future to issue them in series and attach specific rights and restrictions to each such series within the requirements of Article 26.

Dividends

Dividends may be declared by the board out of available assets and are paid rateably to holders of common shares subject to the rights attached to the Preferred Shares. No dividend may be paid if the Company is, or would thereby become, insolvent.

Voting Rights

Subject to the special rights and restrictions of the Preferred Shares, as set out in Article 26, shares are entitled to one vote on matters to which shares ordinarily vote including the annual election of directors, appointment of auditors and approval of corporate changes. Directors automatically retire at each annual meeting, and may be elected thereat. There are no staggered directorships among the Company’s directors. There are no cumulative voting rights applicable to the Company.

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

Pre-emptive Rights

There are no pre-emptive rights as a consequence of the Company’s Articles or the BCA which provide a right to any person to participate in offerings of the Company’s equity or other securities, except as noted below.

With respect to the rights, preferences and restrictions attaching to the Company’s common shares, there are generally no significant differences between Canadian and United States law as the shareholders, or the applicable corporate statute, will determine the rights, preferences and restrictions attaching to each class of the Company’s shares.

4. Changes to Rights and Restrictions to Shares

The Business Corporations Act provides that a company may, by the type of shareholders’ resolution specified by the articles, or, if the articles do not specify the type of resolution, by a special resolution:

i)

create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

ii)	vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

The Company’s Articles provide that, subject to the Business Corporations Act, the Company may by ordinary resolution:

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

The Business Corporations Act also provides that a company may reduce its capital if it is authorized to do so by a court order, or, if the capital is reduced to an amount that is not less than the realizable value of the company’s assets less its liabilities, by a special resolution or court order.

Generally, there are no significant differences between British Columbia and United States law with respect to changing the rights of shareholders as most state corporation statutes require shareholder approval (usually a majority) for any such changes that affect the rights of shareholders.

5. Meetings of Shareholders

The Articles provide that the Company must hold its annual general meeting once in every calendar year (and being a date not more than 15 months from the last annual general meeting) at such time and place to be determined by the directors of the Company. Shareholders meetings are governed by the Articles of the Company but many important shareholder protections are also contained in the Securities Act (British Columbia) (the “Securities Act”) and the British Columbia Corporations Act. The Articles provide that the Company will provide at least 21 days advance written notice if the Company is a public company, and 10 days otherwise, of any meeting of shareholders and will provide for certain procedural matters and rules of order with respect to conduct of the meeting. The directors may fix in advance a date, which is no fewer than 21 days if the company is a public company, and 10 days otherwise, prior to the date of the meeting for the purpose of determining shareholders entitled to receive notice of and to attend and vote at a general meeting.

The Securities Act and the British Columbia Corporations Act superimpose requirements provide that shareholders meetings generally require about a 60 day notice period from initial public notice and that The Company makes a thorough advanced search of intermediary and brokerage registered shareholdings to facilitate communication with beneficial shareholders so that meeting proxy and information materials can be sent via the brokerages to unregistered but beneficial shareholders. The form and content of information circulars and proxies and like matters are governed by the Securities Act and the British Columbia Corporations Act. This legislation specifies the disclosure requirements for the proxy materials and various corporate actions, background information on the nominees for election for director, executive compensation paid in the previous year and full details of any unusual matters or related party transactions. The Company must hold an annual shareholders meeting open to all shareholders for personal attendance or by proxy at each shareholder’s determination.

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

6. Rights to Own Securities

There are no limitations under the Company’s Articles or in the Business Corporations Act on the right of persons who are not citizens of Canada to hold or vote common shares.

7. Restrictions on Changes in Control, Mergers, Acquisitions or Corporate Restructuring of the Company

The Company’s Articles do not contain any provisions that would have the effect of delaying, deferring or preventing a change of control of the Company. The Company has not implemented any shareholders’ rights or other “poison pill” protection against possible take-overs. The Company does not have any agreements which are triggered by a take-over or other change of control. There are no provisions in its Articles triggered by or affected by a change in outstanding shares which gives rise to a change in control. There are no provisions in the Company’s material agreements giving special rights to any person on a change in control.

The Business Corporations Act does not contain any provisions that would have the effect of delaying, deferring or preventing a change of control of a company. Securities legislation and stock exchange policies applicable to the Company however do require shareholder’s approval’s for change of control transactions.

Generally, there are no significant differences between British Columbia and United States law in this regard, as many state corporation statutes also do not contain such provisions and only empower a company’s board of directors to adopt such provisions.

8. Ownership Threshold Requiring Public Disclosure

The Articles of the Company do not require disclosure of share ownership. Share ownership of director nominees must be reported annually in proxy materials sent to the Company’s shareholders. There are no requirements under

British Columbia corporate law to report ownership of shares of the Company but the Securities Act requires disclosure of trading by insiders (generally officers, directors and holders of 10% of voting shares) within 10 days of the trade. Controlling shareholders (generally those in excess of 20% of outstanding shares) must provide seven days advance notice of share sales. All insider trading reports filed by the Company’s insiders pursuant to Canadian securities legislation are available on the internet at www.sedi.ca.

Most state corporation statutes do not contain provisions governing the threshold above which shareholder ownership must be disclosed. United States federal securities laws require a company that is subject to the reporting requirements of the Securities Exchange Act of 1934 to disclose, in its annual reports filed with the Securities and Exchange Commission those shareholders who own more than 5% of a corporation’s issued and outstanding shares.

9. Differences in Law between the US and British Columbia

Differences in the law between United States and British Columbia, where applicable, have been explained above within each category.

10. Changes in the Capital of the Company

There are no conditions imposed by the Company’s Notice of Articles or Articles which are more stringent than those required by the Business Corporations Act.

C. MATERIAL CONTRACTS

The following are the material contracts entered into during the period January 1, 2008 to date (included as exhibits):

•

Demand Loan Agreement between between Dynamotive Energy Systems Corp. and Richard Lin (“Lender”) dated December 31, 2008. The Demand Loan is up to US$2 million payable within 10 days of demand by the Lenders, made anytime from the date of the Company’s completion of current funding and receipt of such relevant funds. The Demand Loan interest is 8% simple interest per annum and secured by a General Security Agreement.

•

Share Purchase Agreement among Pendana Limited (“Pendana”) and Dynamotive Energy Systems Corp. dated October 24, 2008. Pendana is the beneficial owner of 1 share representing 20% of Dynamotive Europe Limited and has agreed to sell the share to the Company at GBP 1.

•	Minutes of Settlement and Full and Final Mutual Release between Process Group Inc and Dynamotive Energy Systems Corp. dated June 20, 2008.

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

E. TAXATION

ALL PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES.

Material Canadian Federal Income Tax Consequences for United States Residents

The following summarizes the material Canadian federal income tax consequences generally applicable to the holding and disposition of Common Shares by a holder who, (a) for the purposes of the Income Tax Act (Canada) (the “Tax Act”), is not resident in Canada, deals at arm’s length with Dynamotive, holds the Common Shares as capital property and does not use or hold the Common Shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) for the purposes of the Canada-United States Income Tax Convention, 1980 (the “Treaty”), is a resident solely of the United States, has never been a resident of Canada, has not held or used (and does not hold or use) Common Shares in connection with a permanent establishment or fixed base in Canada, and is entitled to the benefits of the Treaty. A holder meeting all of the foregoing requirements is referred to in this summary as a “U.S. Holder”, and this summary only addresses such U.S. Holders. This summary does not apply to traders or dealers in securities, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or any other U.S. Holder to which special considerations apply.

This summary is based on the current provisions of the Tax Act including all regulations thereunder, the Treaty, all proposed amendments to the Tax Act and the regulations publicly announced by the Minister of Finance to the date hereof, and the current administrative practice of the Canada Revenue Agency. It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law, judicial interpretation or administrative practice, although no assurances can be given in these respects. The summary does not take into account Canadian provincial, U.S. federal (which follows further below under the heading “Material United States Tax Consequences”), state or other foreign income tax law or practice. The tax consequences to any particular U.S. Holder will vary according to the status of that holder as an individual, trust, corporation, partnership or other entity, the jurisdictions in which that U.S. Holder is subject to taxation, and generally according to that holder’s particular circumstances. Accordingly, this summary is not, and is not to be construed as, Canadian tax advice to any particular U.S. Holder. All holders or prospective holders should consult with their own tax and legal advisors regarding their particular circumstances. The discussion below is qualified accordingly.

Dividends

Dividends paid or credited, or deemed to be paid or credited, to a U.S. Holder by Dynamotive will be subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid to a U.S. Holder is generally limited to 15% of the gross amount of the dividend (or 5% if the U.S. Holder is a corporation and beneficially owns at least 10% of Dynamotive’s voting shares). Dynamotive will be required to withhold the applicable withholding tax from any such dividend and remit it to the Canadian government.

Disposition

A U.S. Holder is subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Common Share unless the U.S. Holder is entitled to relief under the Treaty. For this purpose, the U.S. Holder’s capital gain (or loss) from a disposition or deemed disposition of a Common Share is the amount by which the proceeds of disposition exceed (or are exceeded by) the aggregate of the U.S. Holder’s adjusted cost base of the Common Share for purposes of the Tax Act and any reasonable expenses of disposition. Absent Treaty relief, one-half of any capital gain so realized is included in computing the U.S. Holder’s income for purposes of the Tax Act.

A qualifying U.S. Holder may generally qualify for relief under the Treaty in respect of such tax on such capital gain if and provided that the value of shares of Dynamotive is not derived principally from real property situated in Canada at the relevant time. Management believes that the value of Dynamotive’s common shares is not currently derived principally from real property situated in Canada. A U.S. Holder wishing to claim any such applicable Treaty relief should consult with the U.S. Holder’s own tax advisors in advance regarding the procedure for claiming the relief in a relevant Canadian tax return reporting the disposition or deemed disposition. In addition, notwithstanding any potentially applicable Treaty relief, a disposition or deemed disposition of Common Shares is subject to certain tax clearance certificate and withholding procedures that should also be discussed with the U.S. Holder’s own tax advisors in advance of a disposition.

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

(see “Taxation - Canadian Federal Income Tax Consequences” above). Accordingly, we urge holders and prospective holders of common shares of Dynamotive to consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of common shares of Dynamotive, based upon their individual circumstances.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of common shares of Dynamotive who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets and the summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares. In addition, this summary does not address special rules applicable to United States persons (as defined in Section 7701(a)(30) of the Code) holding common shares through a foreign partnership or to foreign persons holding common shares through a domestic partnership.

Distribution on Common Shares of Dynamotive

In general, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of Dynamotive are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that Dynamotive has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed current or accumulated earnings and profits of Dynamotive, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of property. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

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

Dividends paid on the common shares of Dynamotive generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation and which owns shares representing at least 10% of the voting power and value of Dynamotive may, under certain circumstances, be entitled to a 70% (or 80% if the U.S. Holder owns shares representing at least 20% of the voting power and value of Dynamotive) deduction of the United States source portion of dividends received from Dynamotive (unless Dynamotive qualifies as a “passive foreign investment company”, as defined below). Dynamotive does not anticipate that it will earn any United States income, however, and therefore does not anticipate that any U.S. Holder will be eligible for the dividends received deduction.

Under current Treasury Regulations, dividends paid on Dynamotive’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of Dynamotive’s common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of Dynamotive may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to two categories of income: (1) “passive income, and (2) “general category income”. Dividends distributed by Dynamotive will generally constitute “passive income” for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of Dynamotive should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of Dynamotive

In general, U.S. Holders will recognize gain or loss upon the sale of common shares of Dynamotive equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of Dynamotive. Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts. In general, gain or loss on the sale of common shares of Dynamotive will be long-term capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder and are held for more than one year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.

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

Passive Foreign Investment Company

United States income tax law contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. Dynamotive appears to have been a PFIC for the fiscal year ended December 31, 2003, and at least certain prior fiscal years. In addition, Dynamotive expects to qualify as a PFIC for the fiscal year ending December 31, 2008 and may also qualify as a PFIC in future fiscal years. Each U.S. Holder of Dynamotive is urged to consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder’s tax situation.

Each U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of three alternative tax regimes at the election of such U.S. Holder. The following is a discussion of such alternative tax regimes applied to such U.S. Holders of Dynamotive. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, actually or constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

A U.S. Holder who elects to treat Dynamotive as a qualified electing fund (“QEF”) will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year to which the election applies in which Dynamotive qualifies as a PFIC on his pro rata share of Dynamotive’s (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain, and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income, in each case, for the shareholder’s taxable year in which (or with which) Dynamotive’s taxable year ends, regardless of whether such amounts are actually distributed. A U.S. Holder’s tax basis in the common shares will be increased by any such amount that is included in income but not distributed.

The procedure a U.S. Holder must comply with in making an effective QEF election, and the consequences of such election, will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which Dynamotive is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a “timely” QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, Dynamotive qualified as a PFIC in a prior year during the U.S. Holder’s holding period, then, in order to avoid the Section 1291 rules discussed below, in addition to filing documents, the U.S. Holder must elect to recognize under the rules of Section 1291 of the Code (discussed herein), (i) any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if Dynamotive is a controlled foreign corporation, the U.S. Holder’s pro rata share of Dynamotive’s post-1986 earnings and profits as of the qualification date. The qualification date is the first day of Dynamotive’s first tax year in which Dynamotive qualified as a QEF with respect to such U.S. Holder. For purposes of this discussion, a U.S. Holder who makes (i) a timely QEF election, or (ii) an untimely QEF election and either of the above-described gain-recognition elections under Section 1291 is referred to herein as an “Electing U.S. Holder”. A U.S. Holder who holds common shares at any time during a year of Dynamotive in which Dynamotive is a PFIC and who is not an Electing U.S. Holder (including a U.S. Holder who makes an untimely QEF election and makes neither of the above-described gain-recognition elections) is referred to herein as a “Non-Electing U.S. Holder”. An Electing U.S. Holder (i) generally treats any gain realized on the disposition of his Dynamotive common shares as capital gain; and (ii) may either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of Dynamotive’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the U.S. Holder is not a corporation, any interest charge imposed under the PFIC regime would be treated as “personal interest” that is not deductible.

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

In the case of a Non-Electing U.S. Holder, special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Dynamotive common shares and (ii) certain “excess distributions”, as defined in Section 1291(b), by Dynamotive.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Dynamotive common shares and all excess distributions on his Dynamotive common shares over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (excluding any portion of the holder’s period prior to the first day of the first year of Dynamotive (i) which began after December 31, 1986, and (ii) for which Dynamotive was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly non-deductible. The balance, if any, of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance. In certain circumstances, the sum of the tax and the PFIC interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the U.S. Holder.

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

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market annually (a “mark-to-market election”). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to Dynamotive common shares. A U.S. Holder who makes the mark-to-market election will include in income for each taxable year for which the election is in effect an amount equal to the excess, if any, of the fair market value of the common shares of Dynamotive as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in Dynamotive included by such U.S. Holder for prior tax years, including any amount which would have been treated as a mark-to-market gain for any prior tax year but for the Section 1291 rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder’s adjusted tax basis in the common shares of Dynamotive will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless Dynamotive common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election. No view is expressed regarding whether common shares of Dynamotive are marketable for these purposes or whether the election will be available.

Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of Dynamotive common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. Under the Proposed Treasury Regulations, an Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee’s basis in this case will depend on the manner of the transfer. In the case of a transfer by an Electing U.S. Holder upon death, for example, the transferee’s basis is generally equal to the fair market value of the Electing U.S. Holder’s common shares as of the date of death under Section 1014 of the Code. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred. Each U.S. Holder of Dynamotive is urged to consult a tax advisor with respect to how the PFIC rules affect his or its tax situation.

Whether or not a U.S. Holder makes a timely QEF election with respect to common shares of Dynamotive, certain adverse rules may apply in the event that both Dynamotive and any foreign corporation in which Dynamotive directly or indirectly holds shares is a PFIC (a “lower-tier PFIC”). Pursuant to certain Proposed Treasury Regulations, a U.S. Holder would be treated as owning his or its proportionate amount of any lower-tier PFIC shares, and generally would be subject to the PFIC rules with respect to such indirectly-held PFIC shares unless such U.S. Holder makes a timely QEF election with respect thereto. Dynamotive intends to make the necessary information available to U.S. Holders to permit them to make (and maintain) QEF elections with respect to each subsidiary of Dynamotive that is a PFIC.

Under the Proposed Treasury Regulations, a U.S. Holder who does not make a timely QEF election with respect to a lower-tier PFIC generally would be subject to tax (and the PFIC interest charge) on (i) any excess distribution deemed to have been received with respect to his or its lower-tier PFIC shares and (ii) any gain deemed to arise from a so-called “indirect disposition” of such shares. For this purpose, an indirect disposition of lower-tier PFIC shares would generally include (i) a disposition by Dynamotive (or an intermediate entity) of lower-tier PFIC shares, and (ii) any other transaction resulting in a diminution of the U.S. Holder’s proportionate ownership of the lower-tier PFIC, including an issuance of additional common shares by Dynamotive (or an intermediate entity). Accordingly, each prospective U.S. Holder should be aware that he or it could be subject to tax even if such U.S. Holder receives no distributions from Dynamotive and does not dispose of its common shares. Dynamotive strongly urges each prospective U.S. Holder to consult a tax advisor with respect to the adverse rules applicable, under the Proposed Treasury Regulations, to U.S. Holders of lower-tier PFIC shares.

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

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of Dynamotive is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporation, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), each of which own, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of Dynamotive (“United States Shareholder”), Dynamotive could be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Code. This classification would effect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of increases in the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of Dynamotive which is or was a United States Shareholder at any time during the five-year period ending on the date of the sale or exchange is treated as ordinary income to the extent of earnings and profits of Dynamotive attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. Special rules apply to United States Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. Dynamotive does not believe that it currently qualifies as a CFC. However, there can be no assurance that Dynamotive will not be considered a CFC for the current or any future taxable year.

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENTS BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

Documents and exhibits referred to in this document may be inspected at the offices of the Company at Suite 140 – 13091 Vanier Place, Richmond, BC, V6V 2J1. Copies of documents we file publicly can also be viewed at www.sec.gov or www.sedar.com.

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

As required by SEC Rule 13a-15(b), the Company carried out an evaluation, under the supervision and with the participation of management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of the end of the period covered by this Annual Report. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were not effective as December 31, 2008, at the reasonable assurance level, because of the material weaknesses described in Management’s Report on Internal Control over Financial Reporting.

Notwithstanding the existence of the material weaknesses described below, management has concluded that the consolidated financial statements in this Form 20-F fairly present, in all material respects, the Company’s financial position, results of operations and cash flows for the periods presented.

Management’s Annual Report on Internal Control over Financial Reporting

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

Management performed an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria set forth in the “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The objective of this assessment was to determine whether the Company’s internal control over financial reporting was effective as of December 31, 2008.

A material weakness, as defined by the Securities and Exchange Commission rules, is a significant deficiency, or combination of significant deficiencies, such that there is a reasonable possibility that material misstatements of the annual or interim consolidated financial statements will not be prevented or detected. In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2008, management determined that there were control deficiencies that constituted material weaknesses, as described below.

The Company does not have sufficient personnel with experience in the application of US GAAP. Specifically, the Company’s entity level controls initially failed to identify the impact of new accounting pronouncements on the disclosures in the US GAAP reconciliation note. These errors were corrected by management prior to the issuance of the Company’s December 31, 2008 consolidated financial statements.

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

The Company did not maintain effective control in preparing financial statement disclosures in income taxes. Specifically, management initially failed to apply the correct future enacted tax rate to its future income tax assets in accordance with CICA HB 3465, “Income Taxes.” This error was corrected by management prior to the issuance of the Company’s December 31, 2008 consolidated financial statements.

When the Company has sufficient funds available, it intends to add internal expertise and to hire consultants as required to address the above noted deficiencies in US GAAP and taxation capabilities.

Based on our assessment and because of the material weaknesses described above, management has concluded that our internal control over financial reporting was not effective as of December 31, 2008.

Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008 has been audited by BDO Dunwoody, the Company’s independent registered public accounting firm, as stated in their report which appears herein.

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

Changes in Internal Control over Financial Reporting

During the fiscal year ended December 31, 2008, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant’s internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Shing-Cheng Hong is an independent member of the board (in accordance with the definition of independence adopted by the NYSE and AMEX stock exchanges) and is the committee financial expert on our audit committee. For details on his professional career see “Item 6. Directors, Senior Management and Employees”.

ITEM 16B.	CODE OF ETHICS

The Company has adopted a code of ethics which requires all employees to acknowledge a responsibility for honest, fair and respectful dealings between the Company and its employees, customers and suppliers. The Code requires observance of high standards of respect for the laws applicable to the Company’s business activities and precludes offering or accepting any benefit from a customer or supplier which could be construed as an improper inducement to do business. The Company’s insiders acknowledge their responsibility for careful compliance with corporate disclosure and securities trading laws. The Code is available for review on the Company’s website at www.dynamotive.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

A summary of accountant fees and services are provided in a table below:

	Total Fees

	2008	2007

Audit Fees (1)	187,000	256,400
Audit-Related Fees (2)	—	—
Tax Fees (3)	—	2,405
All Other Fees (4)	—	—

Total	187,000	258,805

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

Auditors’ Report

Comments by Auditors for U.S. Readers on Canada-United States Reporting Difference

Consolidated Balance Sheets as at December 31, 2008 and December 31, 2007

Consolidated Statements of Loss and Comprehensive Loss for the years ended December 31, 2008 and December 31, 2007 and Consolidated Statement of Loss for the year ended December 31, 2006

Consolidated Statements of Changes in Shareholders’ Equity December 31, 2008, December 31, 2007 and December 31, 2006

Consolidated Statements of Cash Flows for the years ended December 31, 2008, December 31, 2007 and December 31, 2006

Notes to Consolidated Financial Statements

Consolidated Financial Statements (in U.S. dollars)

Dynamotive Energy Systems Corporation

December 31, 2008 and 2007

BDO Dunwoody LLP	600 Cathedral Place
Chartered Accountants	925 West Georgia Street
Vancouver, BC, Canada V6C 3L2
Telephone: (604) 688-5421
Telefax: (604) 688-5132
E-mail: vancouver@bdo.ca
www.bdo.ca

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
Dynamotive Energy Systems Corporation

We have completed an integrated audit of the consolidated financial statements and internal control over financial reporting of Dynamotive Energy Systems Corporation as of December 31, 2008 and 2007 and an audit of its 2007 and 2006 consolidated financial statements. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the consolidated balance sheets of Dynamotive Energy Systems Corporation as at December 31, 2008 and 2007 and the consolidated statements of loss, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2008. We have also audited the consolidated statement of comprehensive loss for the years ended December 31, 2008 and 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited Dynamotive Energy System Corporation’s internal control over financial reporting as of December 31, 2008 and 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Dynamotive Energy System Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audits included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the December 31, 2008 and 2007 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

In our opinion, because of the effect of the aforementioned material weaknesses on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2008 and 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada
June 29, 2009

BDO Dunwoody LLP	600 Cathedral Place
Chartered Accountants	925 West Georgia Street
Vancouver, BC, Canada V6C 3L2
Telephone: (604) 688-5421
Telefax: (604) 688-5132
E-mail: vancouver@bdo.ca
www.bdo.ca

Comments by Auditors for U.S. Readers
on Canada-United States Reporting Difference

The reporting standards of the Public Company Accounting Oversight Board (United States) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Public Company Accounting Oversight Board (United States) reporting standards also require the addition of an explanatory paragraph when changes in an accounting policy, such as those described in note 3, have a material effect on the consolidated financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders on the Consolidated Financial Statements dated June 29, 2009 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.

/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada
June 29, 2009

Dynamotive Energy Systems Corporation
Incorporated under the laws of British Columbia, Canada

CONSOLIDATED BALANCE SHEETS
As at December 31 (in U.S. dollars)

	2008	2007
	$	$

ASSETS
Current
Cash and cash equivalents [note 2]	39,927	1,796,822
Receivables [note 4]	20,339	151,233
Government grants receivable [note 21]	336,265	828,795
Prepaid expenses and deposits	321,587	503,268
Total current assets	718,118	3,280,118
Property, plant and equipment [note 6]	32,769,583	53,754,874
Patents [note 7]	193,171	269,568
Long-term loan receivable [note 5]	—	346,666
Long-term investments [note 10]	231,098	286,410
Long-term deferred assets [note 11]	608,413	998,008

	34,520,383	58,935,644

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities [note 12]	9,866,822	6,268,664
Short-term and related party debt [Note 13]	1,257,289	—
Current portion of long-term debt [note 11]	35,900	35,900

Total current liabilities	11,160,011	6,304,564
Long-term debt [note 11]	263,267	299,167
Asset retirement obligation liability [note 14]	229,312	246,939
Deferred revenue [note 15]	705,495	920,000

Total liabilities	12,358,085	7,770,670

Shareholders’ Equity
Share capital [note 16(b)]	112,883,411	109,133,395
Shares to be issued [note 16(c)]	1,837,398	1,265,070
Contributed surplus	24,729,955	22,663,941
Accumulated other comprehensive income (loss) (note 2)	(1,612,018)	5,422,751
Deficit	(115,676,448)	(87,320,183)

Total shareholders’ equity	22,162,298	51,164,974

	34,520,383	58,935,644

See accompanying notes

On behalf of the Board:

“Richard Lin”	“Andrew Kingston”
Director	Director

Dynamotive Energy Systems Corporation
Incorporated under the laws of British Columbia, Canada

CONSOLIDATED STATEMENTS OF LOSS AND
COMPREHENSIVE LOSS
 For the Year Ended December 31 (in U.S. dollars)

	2008	2007	2006
	$	$	$

REVENUES
License revenue [note 15]	178,106	—	—

Total revenues	178,106	—	—

COST OF SALES
Royalty Fees [note 21]	4,876	—	—

Total cost of sales	4,876	—	—

Gross margin	173,230	—	—

EXPENSES
Marketing and business development [note 16(h)]	828,368	1,601,723	1,768,063
Research and development [notes 16(h) and 22]	1,354,556	2,040,003	4,247,784
General and administrative [notes 16(h) and 18(a)]	9,650,644	11,026,616	7,763,275
Amortization and depreciation	169,914	144,168	124,067
Interest expense [note 16(h)]	333,477	22,207	505,340
Foreign exchange loss (gain)	1,115,596	(418,868)	(88,888)

Total operating expenses	13,452,555	14,415,849	14,319,641

Loss from operations	(13,279,325)	(14,415,849)	(14,319,641)

OTHER INCOME AND EXPENSES
Interest and other income	5,349	207,099	493,610
Loss on settlement of accounts payable [note 16(h)]	—	(111,108)	(98,189)
Loss on sale of interest in subsidiary [note 9]	—	—	(420,400)
Loss on return of services deposit [note 6]	(125,073)
Gain on reduction in bonus and vacation accrual [note 18c]	1,070,930	—	—
Capital taxes	(9,411)	—	—
Write-down of property, plant & equipment [note6]	(16,018,735)	—	—

	(15,076,940)	95,991	(24,979)

Loss before non-controlling interest	(28,356,265)	(14,319,858)	(14,344,620)

Non-controlling interest [note 8]	—	99,454	92,238

Net loss for the year	(28,356,265)	(14,220,404)	(14,252,382)

Other comprehensive income (loss)

Foreign currency translation adjustment	(7,034,769)	6,212,222

Comprehensive loss	(35,391,034)	(8,008,182)

Weighted average number of common shares outstanding [note 16[i]]	211,448,521	189,573,764	153,685,553

Basic and diluted loss per common share	(0.13)	(0.08)	(0.09)

See accompanying notes

Dynamotive Energy Systems Corporation
Incorporated under the laws of British Columbia, Canada

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
As at December 31 (in U.S. dollars)

	Share Capital	Shares To be Issued	Contributed Surplus	Cumulative Translation Adjustment	Accumulated Other Comprehensive Income (loss)	Deficit	Total

	$	$	$	$	$	$	$
Balance, January 1, 2006	51,849,476	2,677,832	13,047,158	(434,661)	—	(58,847,397)	8,292,408
Issued for cash and proceeds received in prior year
Pursuant to private placement, net of issuance costs	18,670,368	—	—	—	—	—	18,670,368
Pursuant to exercise of stock options	642,098	—	—	—	—	—	642,098
Pursuant to exercise of warrants	7,936,096	—	—	—	—	—	7,936,096
Issued for settlement of fees payable	3,036,562	—	—	—	—	—	3,036,562
Issued for services	2,514,585	—	—	—	—	—	2,514,585
Issued on conversion of convertible debentures	726,056	—	—	—	—	—	726,056
Cancellation of Escrow Shares	(247,368)	—	—	—	—	—	(247,368)
Net change in shares to be issued	—	(936,493)	—	—	—	—	(936,493)
Escrow shares cancelled/forfeited	—	—	247,368	—	—	—	247,368
Loss on sale of subsidiary	—	—	420,400	—	—	—	420,400
Stock-based compensation expense	—	—	3,085,601	—	—	—	3,085,601
Net loss	—	—	—	—	—	(14,252,382)	(14,252,382)
Foreign exchange adjustment	—	—	—	(354,810)	—	—	(354,810)

Balance, December 31, 2006	85,127,873	1,741,339	16,800,527	(789,471)	—	(73,099,779)	29,780,489
Change in accounting policy [note 3]	—	—	—	789,471	(789,471)	—	—

	85,127,873	1,741,339	16,800,527	—	(789,471)	(73,099,779)	29,780,489
Balance, January 1, 2007
Issued for cash and proceeds received in prior year
Pursuant to private placement, net of issuance costs	11,557,657	—	—	—	—	—	11,557,657
Pursuant to exercise of stock options	672,483	—	—	—	—	—	672,483
Pursuant to exercise of warrants	7,111,610	—	—	—	—	—	7,111,610
Issued for settlement of fees payable	1,565,152	—	—	—	—	—	1,565,152
Issued for services	1,058,620	—	—	—	—	—	1,058,620
Issued on purchase of interest in subsidiary	2,040,000	—	—	—	—	—	2,040,000
Net change in shares to be issued	—	(476,269)	—	—	—	—	(476,269)
Warrant allocation for private placement	—	—	2,744,520	—	—	—	2,744,520
Stock-based compensation expense	—	—	3,118,894	—	—	—	3,118,894
Net loss	—	—	—	—	—	(14,220,404)	(14,220,404)
Foreign currency translation adjustment	—	—	—	—	6,212,222	—	6,212,222

Balance, December 31, 2007	109,133,395	1,265,070	22,663,941	—	5,422,751	(87,320,183)	51,164,974
Issued for cash and proceeds received in prior year
Pursuant to private placement, net of issuance costs	3,273,027	—	—	—	—	—	3,273,027
Pursuant to exercise of stock options	126,780	—	—	—	—	—	126,780
Pursuant to exercise of warrants	127,340	—	—	—	—	—	127,340
Issued for settlement of fees payable	—	—	—	—	—	—	—
Issued for services	222,869	—	—	—	—	—	222,869
Issued on purchase of interest in subsidiary	—	—	—	—	—	—	—
Net change in shares to be issued	—	572,328	—	—	—	—	572,328
Warrant allocation for private placement	—	—	413,173	—	—	—	413,173
Stock-based compensation expense	—	—	1,652,841	—	—	—	1,652,841
Net loss	—	—	—	—	—	(28,356,265)	(28,356,265)
Foreign currency translation adjustment	—	—	—	—	(7,034,769)	—	(7,034,769)

Balance, December 31, 2008	112,883,411	1,837,398	24,729,955	—	(1,612,018)	(115,676,448)	22,162,298

See accompanying notes

Dynamotive Energy Systems Corporation
Incorporated under the laws of British Columbia, Canada

CONSOLIDATED STATEMENTS OF CASH FLOWS
As at December 31 (in U.S. dollars)

	2008	2007	2006
	$	$	$

OPERATING ACTIVITIES
Net loss for the year	(28,356,265)	(14,220,404)	(14,252,382)
Add items not involving cash:
Amortization and depreciation	169,914	144,168	124,067
Accretion expense	34,488	—	208,022
Non-controlling interest	—	(99,454)	(92,238)
Interest expense non-cash	34,148	—	14,408
Write-down of property, plant & equipment	16,018,735	—	—
Recognition of deferred revenue	(178,106)	—	—
Loss on settlement of accounts payable	—	111,108	98,189
Loss on purchase/sale of interest in subsidiary	—	238,346	420,400
Loss on return of services deposit	125,073	—	—
Stock based compensation [note 16(h)]	2,524,138	3,632,561	4,337,590
Foreign exchange loss (gain)	1,115,596	(418,868)	(88,888)
Net change in non-cash working capital balances related to operations [note 20]	5,326,051	(197,227)	(171,912)

Cash used in operating activities	(3,186,228)	(10,809,770)	(9,402,744)

FINANCING ACTIVITIES
Contribution received from joint venture [note 9]	—	500,000	1,500,000
Increase in short- term loan	2,762,870	—	—
Repayment of short- term loan	(1,505,581)	—	—
Increase (decrease) in long-term debt	—	—	(899,184)
Repayment of loan	(35,900)	(23,933)	—
(Increase) decrease in government grant receivables	381,398	419,351	(473,451)
Share capital issued	3,816,579	22,983,149	27,495,575
Shares to be issued	—	130,000	18,091

Cash provided by financing activities	5,419,366	24,008,567	27,641,031

INVESTING ACTIVITIES
Increase in other long term deferred assets	—	(500,000)	—
(Increase)/decrease in long term loan receivable	346,666	(346,666)	—
Increase in patent costs	—	—	(21,016)
Purchase of property, plant and equipment (net of government grants received)	(3,963,628)	(20,172,180)	(10,496,423)
Decrease in restricted cash	—	—	177,596

Cash used in investing activities	(3,616,962)	(21,018,846)	(10,339,843)

Increase (decrease) in cash and cash equivalents	(1,383,824)	(7,820,049)	7,898,444
Effects of foreign exchange rate changes on cash	(373,071)	270,337	19,622

Increase (decrease) in cash and cash equivalents during year	(1,756,895)	(7,549,712)	7,918,066
Cash and cash equivalents, beginning of year	1,796,822	9,346,534	1,428,468

Cash and cash equivalents, end of year	39,927	1,796,822	9,346,534

Supplemental cash flow information [notes 16(b) and 20]
See accompanying notes

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2008	(expressed in U.S. dollars)

1. NATURE OF BUSINESS AND ABILITY TO CONTINUE AS A GOING CONCERN

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

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presumes the Company will be able to realize its assets and discharge its liabilities and commitments in the normal course of operations for the foreseeable future. As at December 31, 2008, the Company has a working capital deficiency of $10,441,893 (2007 - $3,024,446), and has incurred a loss of $28,356,265 (2007 - $14,220,404; 2006 - $14,252,382) for the year ended December 31, 2008.

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

The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements:

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries Dynamotive Canada Inc., federally incorporated under the laws of Canada; Dynamotive USA Inc. incorporated under the laws of Delaware, U.S.A.; Dynamotive Latinoamericana S.A., incorporated under the laws of Buenos Aires, Argentina; and First Resources Corporation, incorporated under the laws of British Columbia.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2008	(expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Dynamotive Corporation, incorporated under the laws of Rhode Island, U.S.A. has been inactive, has a nominal Balance Sheet, and was wholly owned until December 12, 2008 when a 51% interest was sold to an officer of the Company for nominal consideration. Prior to this date, Dynamotive Corporation was consolidated. Subsequent to that date, results are accounted for using the equity method.

In September 2006, the Company entered into an agreement to sell-off a 20% interest of its then wholly owned subsidiary Dynamotive Europe Limited (“DEL”) (note 9). The Company maintained the remaining 80% ownership interest in DEL. In October 2008, the Company and Pendana Limited (“Pendana”) entered into a share purchase agreement where Pendana (the beneficial owner of one share representing 20% of DEL) sold the one share of DEL to the Company for £1 and DEL again became a wholly owned subsidiary of the Company. The Company continues to consolidate DEL for each of the years presented.

The Company also owns 100% shares of Dynamotive Biomass Resource Corporation (“DBRC”), incorporated under the laws of British Columbia, Canada. In July 2007, the Company entered into a share exchange agreement with Pendana, whereby Pendana agreed to sell 49% (490,000 common shares) of DBRC in consideration of the issuance of 2,000,000 common shares of the Company. 2,000,000 common shares having a fair value of $1.02 per share were issued to Pendana in August 2007. In addition, the Company owns 99.98% of the West Lorne BioOil Co-Generation LP formed under the laws of Ontario and has accounted for its proportionate share of the partnership.

All inter-company balances and transactions have been eliminated on consolidation.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant areas requiring the use of management estimates relate to the determination of recoverability of property, plant and equipment costs, patents, long-term investments and long-term deferred assets, the useful lives for amortization, determination of asset retirement obligations, determination of future income tax valuation allowances and assumptions used in determining the fair value of non-cash stock-based compensation. Actual results could differ from these estimates.

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

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2008	(expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

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

[b] Licenses and royalties

Revenue from license agreements may include multiple elements within a single contract. Payments received under license agreements may include the following: non-refundable fees at inception of the contract, fees for services to be performed, milestone payments for specific achievements, and royalty payments based upon resulting sales of products. Agreements with multiple elements are separated into significant discrete units of accounting based on the relative fair value of each element. Revenue is recognized for each element when all significant acts have been completed and delivery has occurred with no substantial risk of return and collectability is reasonably assured. When the fair value cannot be determined, revenue is deferred until objective evidence exists or recognized as the final elements are delivered. Any non-refundable amounts not yet recognized during the term of the license term are recognized at the time of license expiry.

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

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2008	(expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

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

Repayment of contribution is contingent solely upon the Company’s ability to generate revenue from the sale of specified products or technology. Accordingly, liability of repayment will only be accrued when sales of the products or technology have been generated. Any such repayment is recorded as Royalty Fees under Cost of Goods Sold.

Investment tax credits are accounted for under the cost reduction method whereby they are netted against the expense or capital asset to which they relate. Investment tax credits are recorded when the Company has incurred the qualifying expenditures and there is reasonable assurance the tax credits will be realized. As at December 31, 2008 and 2007, no investment tax credits have been recognized.

Research and development costs

Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless the Company believes the development project meets Canadian generally accepted accounting criteria for deferral and amortization. In evaluating these criteria the Company considers technological feasibility to be established only when a product demonstrates that it operates under conditions which are acceptable to target customers. If management determines that the development of products to which such costs have been capitalized is not reasonably certain, or that costs exceed recoverable value, such costs are charged to operations. The Company has not capitalized any development costs for any of the year ends presented.

During the year ended December 31, 2008, the Company netted $151,657 (2007 - $13,911; 2006 - $154,560) of product sales against research and development expenses, which are considered incidental sales of BioOil, char and electricity until such time as the Company’s plants have reached commercial production levels (note 22).

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

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2008	(expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Property, plant and equipment

Property, plant and equipment are recorded at cost, net of government assistance, and amortized using the following methods and annual rates:

Furniture and fixtures	20% declining balance
Computer equipment	30% declining balance
Computer software	100% declining balance
Equipment	20% declining balance
Leasehold improvements	Straight line over the term of the lease
(which approximates its estimated life)
Projects under development	See below

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

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2008	(expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Annually, or whenever events and circumstances indicate that the carrying value of the assets might be impaired and the carrying value may not be recoverable, the Company performs evaluations to assess the recoverability of its projects under development. When the carrying value of projects under development is determined to exceed its recoverable amount, an impairment loss is recorded to reduce the carrying value of the projects under development to its fair value. During the year ended December 31, 2008, the Company recorded an impairment loss of $16,018,735 (2007 - $nil; 2006 - $nil) related to projects under development (note 6).

As at December 31, 2008, no amortization is recorded on projects under development as assets are not yet available for use.

Income taxes

The Company accounts for income taxes using the asset and liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the periods in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period that includes the substantial enactment date. Future income tax assets are recorded in the consolidated financial statements if realization is considered more likely than not.A valuation allowance is recorded to reduce future income tax assets recognized by the amount of any future income tax benefits that, based on available evidence, are not expected to be realized.

Stock based compensation

The Company has two stock based compensation plans - a stock appreciation rights (“SA Rights”) plan and a stock option plan for directors and employees, which are described in note 16. Under the terms of the stock option plan the Company may grant fixed options or options whose vesting is contingent on future performance. Compensation is recognized under the fair value based method when fixed or performance based stock options are granted to employees and directors. Compensation for SA Rights to be settled in cash are accrued at their fair value at the date of grant and re-measured at each financial statement date until they are exercised. Compensation for SA Rights to be settled in shares are accrued at their fair value at the date of grant but are not re-measured at each financial statement date.

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

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2008	(expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Loss per common share

Basic loss per common share is based on the weighted average number of shares outstanding for the period excluding contingently issuable shares and excluding escrowed shares. The Company uses the treasury stock method for calculating diluted loss per share. The treasury stock method assumes that for purposes of determining the weighted average shares outstanding for the calculation of dilutive per share amounts, the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price for the period.

However, in the Company’s case, diluted loss per share does not differ from basic loss per share as the effect of the exercise of the 25,841,218 (2007 – 19,119,367; 2006 – 16,889,533) options and 13,527,078 (2007 – 15,899,525; 2006 – 26,277,714) warrants that are outstanding at December 31, 2008 would be anti-dilutive.

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

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and balances invested in short-term money market deposits with an original maturity less than 90 days from the date of purchase. For the year ended December 31, 2008, the weighted average interest rate earned on cash equivalent balances was 3.65% (2007 – 4.83%). As at December 31, 2008, the Company had $39,927 (2007 - $1,796,822) in cash, which includes $30,031 (2007 – Cash balance $Nil) in Canadian currency (converted to US dollars based on the year end foreign exchange rate), $Nil (2007 - $1,000,000) in short-term US dollar money market deposits.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2008	(expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Asset retirement obligations

The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurred a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets and when a reasonable estimate of the fair value can be made. The obligation is measured initially at fair value using present value methodology, and the resulting costs capitalized into the carrying amount of the related asset. In subsequent periods, the liability will be adjusted for any changes in the amount or timing of the underlying future cash flows. Capitalized asset retirement costs will be depreciated on the same basis as the related asset and the discount accretion of the liability is included in determining the results of operations. As at December 31, 2008, the estimated fair value of the asset retirement obligations was $229,312 (2007 - $246,939).

Long-term investment

The Company’s long-term investment in equity instruments that do not have a quoted market price in an active market is accounted for on a cost basis. The investment is written-down to its estimated net realizable value when there is evidence of a decline in value below carried cost that is other than temporary.

Comprehensive loss

Comprehensive loss comprises the Company’s net loss and other comprehensive loss. Comprehensive loss represents changes in shareholders’ equity during a period arising from non-owner sources and, for the Company, other comprehensive loss includes gains and losses on available-for-sale securities and gains and losses arising from the translation from the Company’s functional currency (Canadian dollars) to its reporting currency (U.S. dollars). Cumulative changes in other comprehensive loss are included in accumulated other comprehensive income (loss).

Derivatives and hedge accounting

The Company does not hold any financial instruments designated for hedge accounting and accordingly is not impacted by CICA Handbook Section 3865, Hedges

Financial instruments

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855, Financial Instruments Recognition and Measurement; and Section 3861, Financial Instruments – Disclosure and Presentation (the “Financial Instrument Standards”).

The Financial Instrument Standards require that adjustments to the carrying value of financial assets and liabilities be recorded within retained earnings or, in the case of available-for-sale assets, accumulated other comprehensive income.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2008	(expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Under these standards, financial assets and liabilities are initially recognized at fair value and are subsequently measured based on their classification as held-to-maturity, loans and receivables, available-for-sale, held-for-trading, or other financial liabilities as described below. The classification is not changed subsequent to initial recognition.

Held-to-maturity and Loans and Receivables

Financial instruments that have a fixed maturity date, where the Company intends and has the ability to hold to maturity are classified as held-to-maturity and measured at amortized cost using the effective interest rate method. Loans and receivables are measured at amortized cost using the effective interest method.

Available-for-sale

Financial assets classified as available-for-sale are carried at fair value (where determinable based on market prices of actively traded securities) with changes in fair value recorded in other comprehensive income. Available-for-sale securities are written down to fair value through earnings whenever it is necessary to reflect an other-than-temporary impairment.

Held-for-trading

Financial assets and financial liabilities that are purchased and incurred with the intention of generating profits in the near term are classified as held-for-trading. These instruments are measured at fair value with the change in the fair value recognized in income.

Other financial liabilities

Other financial liabilities are initially measured at fair value and subsequently measured at amortized cost, with any resulting premium or discount from the face value being amortized to income or expense using the effective interest method.

The Company has chosen to recognize all transaction costs to net income on all financial liabilities that have been designated as other than held for trading.

The following is a summary of the accounting model the Company has elected to apply to each of its significant categories of financial instruments outstanding:

Cash and cash equivalents	Held-for-trading
Receivables	Loans and receivables
Government grants receivable	Loans and receivables
Long-term loan receivable	Loans and receivables
Long-term investments	Available for Sale
Accounts payable	Other financial liabilities
Short-term debt	Other financial liabilities
Long-term debt	Other financial liabilities

Included in long-term investments is an investment in the common shares of Renewable Energy Corp (note 10) which is classified as available-for-sale. As at December 31, 2008, the fair value of this investment approximated its carrying value.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2008	(expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Future accounting changes

Goodwill and Intangible Assets

In February 2008, the CICA issued a new Section 3064, “Goodwill and Intangible Assets”, replacing Section 3062, “Goodwill and Intangible Assets”, as well as Section 3450, “Research and Development Costs”.

The new Section 3064 states that upon their initial identification, intangible assets are to be recognized as assets only if they meet the definition of an intangible asset and the recognition criteria. Section 3064 also provides further information on the recognition of internally generated intangible assets, including research and development costs. As for subsequent measurement of intangible assets, goodwill, and disclosure, Section 3064 carries forward the requirements of the old Section 3062.

The new Section applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. The Company is currently evaluating the effect of this new standard on the Company’s financial statements.

Financial Statement Concepts

In February 2008, the CICA issued amendments to Section 1000, “Financial Statement Concepts”, to clarify the criteria for recognition of an asset and the timing of expense recognition, specifically, deleting the guidance permitting the deferral of costs. The new requirements are effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The Company is currently evaluating the effect of this new standard on the Company’s financial statements.

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2008	(expressed in U.S. dollars)

3. CHANGE IN ACCOUNTING POLICY

(a) Effective January 1, 2008, the Company adopted the amended CICA guidelines of Section 1400, Assessing going concern, which includes requirements for management to assess and disclose an entity’s ability to continue as a going concern. When financial statements are not prepared on a going-concern basis that fact shall be disclosed together with the basis on which the financial statements are prepared and the reason why the company is not considered a going-concern. The adoption of this standard did not have a material effect on the Company’s financial statements.

(b) Effective March 1, 2008 the Company adopted the CICA Handbook Section 1535, “Capital Disclosures”. This section of the CICA Handbook establishes the new standards for disclosing an entity’s objectives, policies, and processes for managing capital. These disclosures include a description of what the company manages as capital, the nature of externally imposed capital requirements, how the requirements are incorporated into the company’s management of capital, whether the requirements have been complied with, or consequences of non-compliance and an explanation of how the company is meeting its objectives for managing capital. In addition, quantitative data about capital and whether the company has complied with all capital requirements are also required. Other than the additional disclosure (see note 23), the adoption of this section did not have a material effect on the Company’s financial statements.

(c) Effective January 1, 2008, the Company adopted the CICA guidelines of Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation. These standards replace CICA 3861, Financial Instruments – Disclosure and Presentation.

These standards increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk, and market risk. The quantitative disclosures must provide information about the extent to which the company is exposed to such risk, based on information provided internally to the entity’s key management personnel.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2008	(expressed in U.S. dollars)

3. CHANGE IN ACCOUNTING POLICY (CONT’D)

(i) Fair value

The fair values of cash and cash equivalents, receivables, government grants receivable, accounts payable and short-term debt approximate carrying value because of the short term nature of these instruments. The fair value for the long-term loan receivable represents the balance outstanding as the full repayment was received in July 2008 (see note 5). Long-term investments are written-down to their estimated net realizable value when there is evidence of a decline in value below carried cost that is other than temporary. Long-term debt is recorded at its fair value. There are no differences between the carrying values and the fair values of any financial assets or liabilities.

(ii) Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management process. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk:

Credit risk is the risk that arises when a party to a financial instrument will be unable to discharge its obligations. The Company’s financial assets exposed to credit risk are cash and cash equivalents, receivables, government grants receivable, long-term loan receivable and long-term investments.

Cash is placed with major financial institutions. Amounts receivable, government grants receivable, loans receivable and long-term investments are assessed for impairment based on the individual characteristics (credit history, ability to repay) of each counterparty.

Liquidity Risk:

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities. The Company has no operating income and relies on equity fund-raising to support its commercialization projects. Management prepares budgets and ensures funds are available prior to commencement of any such projects. However, without further equity financing, it is unlikely that the Company will be able to meet the obligations associated with its financial liabilities in the upcoming year.

Market Risk:

The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk, and commodity price risk.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2008	(expressed in U.S. dollars)

3. CHANGE IN ACCOUNTING POLICY (CONT’D)

Foreign Currency Risk - The Company’s operations are primarily in Canada with some activities in the USA, Argentina and the United Kingdom, which makes it subject to foreign currency fluctuations. The Company’s operating expenses are incurred in Canadian dollars, United States dollars (“US dollars”), Argentine pesos and British Pounds, and the fluctuation of the Canadian dollar in relation to these currencies will have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Interest Rate Risk - The Company has minimal debt and virtually no floating rate debt and so exposure to interest rate risk is minimal at this time.

Commodity Price Risk – The Company’s BioOil and Char outputs may be sold at various prices, some of which may be at prices directly or indirectly tied to fossil fuel commodity prices such as heating oil #2, natural gas, diesel oil and others. To date the Company’s sales have been on fixed price contracts and so currently, the Company has little or no exposure to commodity price risk.

4. RECEIVABLES

	2008	2007
	$	$

Receivables from sales of BioOil and char	9,004	6,579
Government taxes recoverable	11,335	113,337
Sundry receivables	—	31,317

	20,339	151,233

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2008	(expressed in U.S. dollars)

5. LOAN RECEIVABLE

On November 14, 2007, the Company and Biomass Worldwide Limited (“Biomass”) and Anthony Pius Noll (“Guarantor”) entered into a negotiation commitment and loan agreement where the Company would loan Biomass up to $720,000 in five tranches (to be completed by April 12, 2008) on the understanding that if the parties were able to reach a definitive agreement in respect of an equity investment by the Company in Biomass, all the loan would be converted into not less than 30% of the equity of Biomass. The due date for repayment of the loan was on demand any time on or after March 7, 2008. The loan was secured by a pledge of all of the assets of Biomass and by an unconditional guarantee of the Guarantor. A total of $520,000 was advanced to Biomass under the loan and in July 2008, the loan of $520,000 was repaid in full to the Company. As at December 31, 2008, $nil (2007 - $346,666) was due to the Company from Biomass.

6. PROPERTY, PLANT AND EQUIPMENT

	2008		2007

	Cost	Accumulated Amortization	Cost	Accumulated Amortization

	$	$	$	$

Furniture and fixtures	161,958	135,979	201,127	160,516
Computer equipment and software	548,673	482,742	670,109	560,859
Equipment	135,539	68,178	160,570	60,430
Projects under development:
West Lorne	20,248,176	—	22,150,711	—
Less: Impairment provision	(4,947,682)
Guelph	26,058,242	—	30,580,258	—
Less: Impairment provision	(8,819,206)
Deposits on equipment – 200tpd plant	43,636	—	661,199	—
Leasehold improvements	246,868	219,722	301,787	189,082

	33,676,204	906,621	54,725,761	970,887

Net book value	32,769,583		53,754,874

At December 31, 2008, the Company has recorded $26,058,242 (2007 - $30,580,258) as plant and equipment representing construction costs on a 200 TPD plant at Guelph, Ontario and $20,248,176 (2007 - $22,150,711) as plant and equipment representing construction costs on a 120 TPD plant at West Lorne, Ontario. All of the construction payments were paid in cash or shares.

During 2006 the Company began construction of a 200 tpd Bio Oil production facility in Guelph, Ontario, Canada. The Company owns the plant and intends to lease it to Evolution BioFuels Inc., the entity that will operate the plant. Construction of the plant was completed in 2007 and has been commissioned. The plant is currently in shut down mode due to feedstock issues and due to financial limitations. The Company is currently in discussions with Evolution BioFuels Inc. about possibly changing the business relationship governing the plant.

During 2008 the Company conducted a review of realizable value from its property plant and equipment in West Lorne and Guelph and as a result has recorded an impairment provision totaling $13,963,743 of which $196,855 was allocated to long-term deferred assets (note 11). This amount, plus related foreign exchange effect of $2,054,992 totaling $16,018,735, was written down and expensed during the year. The impairment provision for the West Lorne plant was determined by discounting management’s best estimate of future cash flow of the plant. There is significant measurement uncertainty in determining this estimate, particularly in relation to estimated revenue and certain costs.

The Company is currently assessing a number of scenarios including the possibility of moving the plant in Guelph to another location. The impairment provision determined by management represents management’s best estimate of the realizable value of the plant under these scenarios. Note, there is significant measurement uncertainty in determining the amount of the impairment provision for the Guelph plant, as management used significant estimates that related to the determination of recoverability of property, plant and equipment costs.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2008	(expressed in U.S. dollars)

6. PROPERTY, PLANT AND EQUIPMENT (CONT’D)

A small fire in an isolated area of the West Lorne Plant occurred on April 10th 2008. There were no injuries and there was no need to evacuate the plant. No significant damage to the plant was reported, and product storage areas were not affected. Repairs took approximately three months and cost approximately $300,000, the large majority of which was covered by insurance.

The deposits on equipment – 200tpd plant are payments made for equipment to be used in a future 200tpd plant. These amounts decreased during 2008 as services, in the amount of $184,493, were received by the Company and due to the termination of a service agreement which resulted in the return of cash of $31,054 and shares $129,292 from a supplier as it was determined that the services were not going to be required. A loss of $125,073 was recorded in relation to cancellation of this service agreement.

7. PATENTS

	2008		2007

	Cost	Accumulated Amortization	Cost	Accumulated Amortization

	$	$	$	$

Patents	391,019	197,848	484,609	215,041

Net book value	193,171		269,568

Patents are recorded at cost, including related legal costs, and are amortized on a straight-line basis over the lesser of the estimated useful life of the related technology and the life of the patent. The annual amortization expense of these patents for the next five years is estimated to be approximately $25,000 per annum. Fluctuations to the cost of patents compared to the prior year resulted from foreign exchange translation.

8. BIOMASS JOINT VENTURE

In September 2006, the Company and Pendana Limited BVI (“Pendana”) entered into a 10 year joint venture agreement to establish DBRC (a company incorporated federally in Canada) with the purpose of securing biomass and to source project development opportunities and additional biofuel and green credit pipeline opportunities.

Pursuant to terms of the agreement, the Company earned a 51% interest in DBRC by contributing cash of $500,000 and granting DBRC certain rights (“Rights”) associated with specific biomass development opportunities in Canada, South America, and Europe. In return for a 49% ownership in DBRC, Pendana’s contribution amounted to cash payments of $2,000,000 ($1.5 million was received in DBRC as at December 31, 2006 and $500,000 received in 2007). In addition to the above, the Company agreed to lend DBRC up to $1 million. Pendana further agreed to provide a $20 million revolving line of credit to DBRC. Any sums advanced under this credit facility would be at Pendana’s sole discretion. No funds were advanced by Pendana under this credit facility.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2008	(expressed in U.S. dollars)

8. Biomass JOINT VENTURE (CONT’D)

In July 2007, the Company entered into a share exchange agreement with Pendana, whereby Pendana agreed to sell 49% (490,000 common shares) of DBRC in exchange for 2,000,000 common shares of the Company. 2,000,000 common shares having a fair value, based on the market price for a period before and after the date of the share issuance, of $1.02 per share were issued to Pendana in early August 2007. The difference between the fair value and the carrying value of the net assets of DBRC was unchanged from the date of its inception (September 2006) through the date of acquisition of the 490,000 common shares of DBRC from Pendana. The excess of the consideration paid over the fair value of the net assets acquired has been adjusted to general and administrative expense in 2007.

9. DYNAMOTIVE EUROPE LIMITED

In September 2006, the Company and Pendana Limited BVI (“Pendana”) entered into an agreement in connection with the Company’s then wholly-owned subsidiary DEL. The agreement was made in an effort to establish DEL as a permanent presence in Europe to develop European projects. Under the terms of the agreement, Pendana completed a private placement with the Company, whereby the Company issued 2,332,361 common shares and 583,090 share purchase warrants for gross cash proceeds of $2,000,000. The warrants were exercisable at $1.26 and expired on August 2, 2008. In addition, the Company issued a total of 3,000,000 warrants, with an exercise price of $1.2375 to Pendana, 2,000,000 of these warrants expired on February 28, 2007 and the remaining 1,000,000 warrants expired on April 24, 2007. The additional warrants were valued using the Black-Scholes option pricing model using the following assumptions: risk free interest rate of 4.17%; dividend yield of 0%, volatility factors of 35.23%; and an expected life of 0.5 years. Pendana also received a 20% interest in DEL, with Dynamotive maintaining the remaining 80% interest. The Company further agreed to loan DEL $2,000,000 on commercial terms.

At the date of acquisition, DEL was substantially inactive and no non-controlling interest was recorded as a result of this transaction, as the net asset value at that date was in a deficit position and DEL had not yet obtained profitable operations. As a result of the sale of this 20% interest in DEL, the Company recorded a loss on sale of $420,400 in its operations for the year ended December 31, 2006. The Company continued to consolidate the accounts of DEL as the Company maintains its remaining 80% ownership interest for the years ended December 31, 2006 and 2007.

On October 24, 2008, the Company and Pendana entered into a share purchase agreement where Pendana agreed to sell its 20% share of DEL to the Company. The Company purchased the share for £1. DEL was substantially inactive and became a wholly owned subsidiary of the Company upon execution of the agreement.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2008	(expressed in U.S. dollars)

10. LONG TERM INVESTMENTS

As at December 31, 2008, Dynamotive holds 3,874,139 (2007 – 3,874,139) common shares of Renewable Energy Corp (“ROC”) incorporated in Victoria, Australia, a subsidiary of Enecon Pyrolysis Pty Limited. It represents an 8.02% (2007 – 8.02%) interest in the entity.

11. LONG TERM DEFERRED ASSET

In April 2007, the Company entered into amended agreements with Erie Flooring and Wood Products (“Erie”) regarding the supply by Erie of wood chips to the West Lorne BioOil plant over the next 12 years at no charge and the provision of char from the BioOil plant to Erie at no charge. In relation to these agreements, Dynamotive has paid for the purchase and installation of a char based boiler system and related char delivery infrastructure at Erie. The asset will be amortized evenly over the remaining life of the wood supply contract commencing when the Company begins to amortize the West Lorne plant. During 2008 the Company conducted a review of realizable value from its property plant and equipment in West Lorne and Guelph and as a result has recorded an impairment provision of which $196,855 was allocated to the long term deferred asset (note 6).

To facilitate the purchase of the boiler system, the Company borrowed $359,000 from Erie. This amount is being repaid to Erie in equal monthly payments plus 8% interest over a 10-year period. The first payment was made in May 2007. As at December 31, 2008, the Company owed Erie $299,167 [2007 - $335,067].

Long-term debt repayment schedule:

2008
$

2009 (Current)	35,900
2010	35,900
2011	35,900
2012	35,900
2013	35,900
Thereafter	119,667

299,167

12. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2008	2007
	$	$

Trade accounts payable	5,614,872	2,582,981
Accrued compensation	1,416,207	349,957
Accrued liabilities [note 18(c)]	2,543,468	2,939,005
Bank guarantee(i)	292,275	396,721

	9,866,822	6,268,664

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2008	(expressed in U.S. dollars)

12. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES (CONT’D)

(i)

In 2001, Border Biofuels Ltd. (“BBL”, a company in liquidation which was 75% owned by the Company) entered into a credit facility with a UK Bank (“the Bank”) for a maximum of $292,280 (2007 - $396,721) (£200,000). The credit facility is denominated in British Pounds Sterling and is guaranteed by the Company. During 2002, BBL became insolvent. If the Bank is unable to realize on its collateral with BBL, it has the right to seek settlement from the Company for payment. Although there is currently no indication that the Bank will pursue the Company, the Company in 2002 recognized the full amount of the guarantee as a current liability. BBL remains in liquidation at December 31, 2008, there has been no change in status regarding the settlement of the credit facility.

13. SHORT TERM AND RELATED PARTY DEBT

During the year, the Company entered into loan agreements with directors, officers and shareholders for $1,257,289 (2007 - $nil). The loans are due on demand and bear interest at 8% per annum. The Company has provided one of the lenders (a director of the Company with an outstanding amount as of December 31, 2008 of $1,028,909) with a general security agreement (“GSA”) in regard to the loan. This GSA provides the lender a floating charge over the Company’s assets.

14. ASSET RETIREMENT OBLIGATION

The Company expects that at the end of the life of its production plants, there will be residual obligations to remediate the sites and remove equipment. Although the timing and amount of the future obligations are uncertain, the Company has estimated the present value of these future obligations arising from its activities to December 31, 2008 to be $229,312 (2007 - $246,939), being $114,656 for West Lorne and $114,656 for Guelph. The present value of the future obligations assumes a discount rate of 15%, an inflation rate of 2% and the commencement of reclamation activities in 15 years from January 1, 2007. The total undiscounted amount of the future obligation is $2,000,000. For the year ended December 31, 2008, the Company recorded $34,488 (2007 - $nil) in accretion expense which was charged to the Consolidated statement of loss.

The Company is currently reviewing scenarios including the possibility of relocating one of its plants within the next year. Although the likelihood of relocation cannot be determined at this time, the total undiscounted amount of future obligations associated with a relocation within the next year would be $745,760 and had been included in the asset retirement obligation at its discounted value

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2008	(expressed in U.S. dollars)

15. DEFERRED REVENUE

In 2006, the Company received a total of $950,000 in non-refundable payments from three unrelated companies as licensing fees. $500,000 from Rika Ltd. as payment for a Master License to develop project opportunities in the Ukraine and the Baltic republics using Dynamotive’s patented pyrolysis technology; $150,000 from Classic Power Inc. as an initial payment on a Plant License for Guelph, Ontario, Canada; $200,000 from Renewable Oil Corporation Pty Ltd. (“ROC”) for a Master License to develop project opportunities in Australia and $100,000 from ROC as a deposit on an initial Plant License.

In the first quarter of 2008, the Company recognized Rika Ltd. master license fee of $500,000 at the end of the agreement term, less the related loan to entities controlled by Rika of $330,000 for revenue recognition of $170,000. This amount has been removed from the deferred revenue balance. In 2007, deferred revenue was net of the $330,000 loan to entities controlled by Rika Ltd.

In 2007, the Company received common shares of ROC with a fair value of $300,000 as compensation for engineering services performed. The Company subsequently transferred common shares of ROC with a fair value of $150,000 to a sub-contractor as partial settlement for services provided to ROC by the sub-contractor on behalf of the Company. These amounts are included in deferred revenue.

Differences between the amounts described above and deferred revenue per the Balance Sheet result from the Company’s foreign exchange translation policy.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2008	(expressed in U.S. dollars)

16. SHARE CAPITAL

[a] Authorized share capital

The Company’s authorized capital consists of an unlimited number of common shares with no par value and unlimited Class A preferred shares with no par value with each having attached special rights and restrictions. No preferred shares were issued and outstanding at December 31, 2008 and 2007.

[b] Issued and outstanding common shares

	Issued
	#	$

Balance, December 31, 2005	123,211,875	51,849,476
Issued for cash and proceeds received in prior year
Pursuant to private placement, net of issuance costs (iii)	24,001,562	18,670,368
Pursuant to exercise of stock options	1,411,716	642,098
Pursuant to exercise of warrants	17,574,713	7,936,096
Issued for settlement of fees payable (iii)	2,394,907	3,036,562
Issued for services (i)	2,003,664	2,514,585
Issued on conversion of convertible debentures	1,723,339	726,056
Cancellation of Escrow Shares	(556,000)	(247,368)

Balance, December 31, 2006	171,765,776	85,127,873
Issued for cash and proceeds received in prior year
Pursuant to private placement, net of issuance costs (iii)	16,871,989	11,557,657
Pursuant to exercise of stock options	1,434,166	672,483
Pursuant to exercise of warrants	13,198,261	7,111,610
Issued for settlement of fees payable (iii)	1,553,840	1,565,152
Issued for services (i)	925,641	1,058,620
Issued on purchase of interest in subsidiary (note 8)	2,000,000	2,040,000

Balance, December 31, 2007	207,749,673	109,133,395
Issued for cash and proceeds received in prior year
Pursuant to private placement, net of issuance costs (iii)	12,210,646	3,273,027
Pursuant to exercise of stock options	598,899	126,780
Pursuant to exercise of warrants	559,203	127,340
Issued for services (i)	193,780	222,869

Balance, December 31, 2008	221,312,201	112,883,411

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2008	(expressed in U.S. dollars)

16. SHARE CAPITAL (CONT’D)

[i]

The Company has entered into various agreements for services with its employees, directors and non-employees to be settled with various stock awards. For awards issued to employees and directors, the fair value is determined using the market price on the date of grant and for non-employees the fair value is determined using the market value on the date of completion of the services.

The Company issued shares for services as described below:

	Issued
	#	$

For the year end December 31, 2006
Shares issued for services:
Consulting services	1,270,258	1,667,292
Share issuance costs	676,533	799,574
Employees, directors and officers	56,873	47,719
Total shares issued for services in 2006	2,003,664	2,514,585

For the year end December 31, 2007
Shares issued for services:
Consulting services	397,317	430,083
Share issuance costs	495,047	591,876
Employees, directors and officers	33,277	36,661
Total shares issued for services in 2007	925,641	1,058,620

For the year end December 31, 2008
Shares issued for services:
Consulting services	328,138	208,825
Refund of services deposit (note 6)	(538,716)	(129,292)
Share issuance costs	298,250	104,388
Employees, directors and officers	106,108	38,948
Total shares issued for services in 2008	193,780	222,869

In 2008 the Company entered into subscription agreements under a private placement including warrants to be issued with an exercise price of $0.20. Due to existing agreements, this resulted in a re-pricing of the 4,998,372 Series V Warrants from an exercise price of $1.06 to an exercise price of $0.20.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2008	(expressed in U.S. dollars)

16. SHARE CAPITAL (CONT’D)

[ii]

During the year ended December 31, 2008, the Company completed private placements for gross proceeds of $3,394,066 (2007 - $13,291,580; 2006 - $21,072,712). Share issuance costs related to these private placements totaled $120,542 (2007 - $1,733,923; 2006 - $2,402,344), of which $nil (2007 - $822,500; 2006 - $232,722) was paid in cash and $120,542 (2007 - $911,422; 2006 - $2,169,622) was paid in shares and warrants. Share issuance costs paid in shares were valued based on the quoted market price on the date of private placements. The fair value of the warrants was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 2.65% (2007 – 4.25%; 2006 – 4.06%); dividend yield of 0% (2007 – 0%; 2006 – 0%); volatility factors of 56.8% (2007 – 62.2%; 2006 – 54.5%); and weighted average expected life of 3.7 years (2007 – 4.8 years; 2006 – 2 years). Pursuant to the private placement agreements in 2008, 5,390,217 Series S warrants 56,430 Series V warrants (2007 – 1,720,354 Series S warrants and 4,492,674 Series V warrants; 2006 – 9,082,305 series S warrants) were issued in 2008 (note 16f).

In 2008, the Company also issued nil (2007 – 1,553,840; 2006 – 2,394,907) fully vested shares for settlement of fees payable with a total fair value of $nil (2007 - $1,565,152; 2006 - $3,036,562). These shares were valued based on the quoted market price on the date of the settlement agreement. This resulted in a loss on settlement of accounts payable of $nil (2007 - $111,108; 2006 - $98,189).

[c] Shares to be issued

At December 31, 2008, the Company has 2,918,674 (2007 – 1,429,785) common shares to be issued which are comprised of:

[i]

2,080,470 (2007 – 450,506) common shares which are to be issued to senior management, directors and non-employees for services rendered under compensation arrangements in 2008 with a fair value of $1,136,868 (2007 - $434,540).

[ii] 838,204 (2007 – 838,204) common shares which are to be issued to directors and officers as bonuses for the previous years with a fair value of $700,530 (2007 - $700,530).

[iii]

Nil common shares relating to a private placement commenced during the year ended December 31, 2008 (2007 – 141,075). At December 31, 2008, the Company had received $nil (2007 - $130,000) in cash for these shares to be issued.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2008	(expressed in U.S. dollars)

16. SHARE CAPITAL (CONT’D)

[d] Escrow agreement

Prior to March 2006, the Company held certain shares in escrow to be released from such escrow agreement as the Company achieves certain milestones. In March 2006, 556,000 common shares were cancelled and returned to the Treasury as the remaining milestone expired without being reached. Accordingly, the Company reduced common share capital by $247,368 in 2006, based on the average per-share amount of the common shares at the date of cancellation, with a corresponding increase to contributed surplus.

As at December 31, 2008, nil (2007 - nil) common shares are held in escrow.

[e] Stock options

At December 31, 2008, the following stock options to directors, employees and non-employees were outstanding:

		Options Outstanding		Options Exercisable

Range of Exercise Prices	Number Outstanding at December 31, 2008	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Number Exercisable at December 31, 2008	Weighted-Average Exercise Price

$0.20 - $0.23	4,161,718	4.43 years	$0.22	4,161,718	$0.22
$0.33 - $0.48	9,302,500	4.36 years	$0.46	8,902,500	$0.46
$0.50 - $0.88	5,780,000	3.29 years	$0.61	2,430,000	$0.53
$1.00 - $1.35	5,809,500	2.26 years	$1.21	4,459,500	$1.20
$1.50 - $1.60	787,500	0.65 years	$1.59	787,500	$1.59

	25,841,218	3.55 years	$0.66	20,741,218	$0.62

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2008	(expressed in U.S. dollars)

16. SHARE CAPITAL (CONT’D)

From time to time, the Company has provided incentives in the form of stock options to the Company’s directors, officers, employees and others. The Company has reserved 33,196,830 (2007 - 31,162,451) (15%) of its common shares for issuance upon the exercise of stock options of which at December 31, 2008, 7,355,612 (2007 – 4,643,084) are available to be granted. The exercise price and the vesting terms of the options are determined by the Compensation Committee of the Company’s Board of Directors. The exercise price will generally be at least equal to the market price of the common shares at the date of the grant.

Stock option transactions for the respective periods and the number of stock options outstanding are summarized as follows:

	No. of Common Shares Issuable	Weighted Average Exercise Price

	#	$

Balance, December 31, 2005	21,713,250	0.44
Options granted	3,715,999	1.02
Options forfeited or expired	(278,000)	0.66
Options exercised	(1,411,716)	0.45

Balance, December 31, 2006	23,739,533	0.52
Options granted	5,584,000	1.22
Options forfeited or expired	(1,370,000)	1.04
Options exercised	(1,434,166)	0.47

Balance, December 31, 2007	26,519,367	0.65
Options granted	1,361,500	0.91
Options forfeited or expired	(1,440,750)	0.88
Options exercised	(598,899)	0.21

Balance, December 31, 2008	25,841,218	0.66

During 2007, the Company extended the expiry date for eight months of 225,000 options issued to an employee from the original expiry date.

In December 2008, the Compensation Committee approved a program regarding the treatment of salary deferral and income reduction of the Company’s officers. Subsequent to the year end, 6,632,588 stock options were allotted and granted to such officers for salaries deferred and income reduction. Compensation expense for these options was accrued in 2008 in the amount of $499,654.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2008	(expressed in U.S. dollars)

16. SHARE CAPITAL (CONT’D)

The weighted-average fair value of options granted or revalued in 2008 where the stock price is equal to the exercise price of the options, greater than the exercise price of the options and less than the exercise of the options was $0.88, $nil, and $0.81 respectively (2007 - $1.16, $nil, and $1.15; 2006 - $0.58, $0.54, and $0.97).

Compensation expense recognized for options granted or modified in 2008 or prior periods was $1,682,923 (2007 - $2,827,976; 2006 - $1,933,233). Included in the options granted in 2008, was nil (2007 – 533,000; 2006 – 200,000) options to non-employees for services rendered recorded at a fair value of $nil (2007 - $190,948; 2006 – $nil). The fair value of stock options issued in 2008 is estimated at the measurement date using the Black Scholes option pricing model with the following weighted average assumptions: Risk free interest rate of 3.59% (2007 – 4.16%; 2006 – 4.12%); dividend yields of 0% (2007 – 0%; 2006 – 0%); volatility factors of the expected market price of the Company’s common stock of 62.5% (2007 – 58.7%; 2006 – 60.5%); and weighted average expected life of the option of 3.9 years (2007 – 3.9 years; 2006 – 3.8 years).

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

[f] Common share purchase warrants

At December 31, 2008 the common share purchase warrants outstanding were as follows:

	No. of Common	Exercise
	Shares Issuable	Price	Expiration Date

Series S Warrants	8,289,610	$0.01 to $1.70	January 09, 2009 to December 31, 2011
Series U Warrants	239,096	$0.46 to $0.53	January 20, 2009 to June 21, 2009
Series V Warrants	4,998,372	$0.20	October 03, 2012 to January 18, 2013

Total	13,527,078

Subsequent to year end, 1,291,621 Series S Warrants and 239,096 Series U Warrants expired unexercised as the exercise prices exceeded the market price at the time of expiry.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2008	(expressed in U.S. dollars)

16. SHARE CAPITAL (CONT’D)

Summary of warrants exercised and issued during the year end:

	Number of Common Shares Issuable

Series	at December 31, 2007	via Warrants Issued during the year	via Warrants exercised during the year	via Warrants cancelled or expired during the year	at December 31, 2008	Exercise Price

Q Warrants	374,195	—	(374,195)	—	—	$0.20
R Warrants	500,000	—	(110,008)	(389,992)	—	$0.20
S Warrants	9,137,040	5,716,199	(75,000)	(6,488,629)	8,289,610	$0.01 to $2.00
U Warrants	946,348	—	—	(707,252)	239,096	$0.46 to $0.53
V Warrants	4,941,942	56,430	—	—	4,998,372	$0.20

	15,899,525	5,772,629	(559,203)	(7,585,873)	13,527,078

Of 13,527,078 outstanding warrants, 13,527,078 warrants are vested.

(1)

The Series Q warrants were issued as part of a private placement for cash and services. These warrants vested upon successful completion of the private placement and as services were performed. In 2002, 818,418 Series Q warrants were issued as part of a loan agreement to certain directors of the Company. In 2008, 374,195 (2007 - 3,108,266) warrants were exercised at a weighted average price of $0.20 (2007 - $0.60) per share.

(2)

The 2,500,000 Series R warrants were issued as part of a loan financing in 2003 at an exercise price of $0.20 per share. In accordance with the Series R warrant agreement, these warrants were exercisable on a “cashless” basis whereby the “in the money” value (the market price at the time of exercise less the $0.20) of the warrants could be used to satisfy the $0.20 per share exercise price. As at December 31, 2008, 110,008 (2007 – 1,680,000) shares were issued in satisfaction of the cashless exercise of 500,000 (2007 – 2,000,000) warrants.

(3)

The Series S warrants were issued as part of a private placement for cash and services. Of the 5,716,199 (2007 – 2,063,411) warrants issued, 5,390,217 (2007 – 2,031,411) were issued in relation to private placements which had a fair value of $395,680. 155,555 warrants (2007 – nil) were issued in lieu of cash recruitment fees for the placement of an officer. Of these 155,555 warrants, 100,000 warrants were at $0.01 per share. The remainder of the warrants were issued for issuance costs. These warrants vested upon successful completion of the private placement and as services were performed. In 2008, 75,000 (2007 – 8,409,995) warrants were exercised at a weighted average price of $0.70 (2007 - $0.63) per share.

(4)

In 2008, nil (2007 – nil) Series U warrants were issued as a part of a conversion of convertible debentures. These warrants vested immediately upon issue with a weighted average exercise price of $nil (2007 – $nil).

(5)

The Series V warrants were issued as part of a private placement for cash and services. Of the 56,430 (2007 – 4,941,942) warrants issued, 56,430 (2007 – 4,507,867) were issued in relation to private placements which had a fair value of $17,493. The remainder of the warrants were issued for issuance costs. These warrants vested upon successful completion of the private placement and as services were performed.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2008	(expressed in U.S. dollars)

16. SHARE CAPITAL (CONT’D)

Compensation expense recognized for warrants issued during 2008 was $ 67,243 (2007 - $298,935; 2006 – $1,152,368).

[g] Stock appreciation rights

In 1998, the Company established a stock appreciation rights (“SA Rights”) plan whereby the participants were entitled to require the Company to redeem the SA Rights for an amount equal to the excess of the market value of the underlying common shares over the initial value of the SA Right at the date of grant. The SA Rights vested as the Company achieved stock value targets as defined in the agreement. The Company also had the right to redeem the SA Rights at its option under certain circumstances. The Company had the sole exclusive election to redeem the SA Rights in cash, shares or in a combination of cash and shares. The number of SA Rights that could be granted under the plan until December 31, 2008 were not to exceed 2,500,000.

At December 31, 2008, nil (December 2007 - 300,000) SA Rights were outstanding and nil (December 2007 - 300,000) were vested. These 300,000 SA Rights, with an initial value of $0.40, expired on December 31, 2008. There were no SA Rights issued, redeemed or forfeited during the past three year period.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2008	(expressed in U.S. dollars)

16. SHARE CAPITAL (CONT’D)

[h] Stock based compensation and payment

The Company has recorded stock based compensation and payment as follows:

	2008	2007	2006
	$	$	$

Balance sheet items
Property, plant and equipment	62,154	593,538	1,941,324
Share issue costs	121,038	911,422	2,169,622
Accounts payable	—	—	969,261
Other assets	—	—	100,637

	183,192	1,504,960	5,180,844

Income statement items
Marketing and business development	313,961	—	179,917
General and administrative	2,204,343	3,310,752	2,571,175
Loss on settlement of accounts payable	—	111,108	98,189
Research and development	5,834	321,809	1,586,498
Interest expense and other	—	—	14,408

	2,524,138	3,743,669	4,450,187

Total stock based compensation and payment	2,707,330	5,248,629	9,631,031

[i] Basic and diluted loss per common share

	2008	2007	2006

Numerator

Net loss	$(28,356,265)	$(14,220,404)	$(14,252,382)

Denominator

Weighted average number of common shares outstanding	211,448,521	189,573,764	153,685,553

Basic and diluted loss per common share	$(0.13)	$(0.08)	$(0.09)

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2008	(expressed in U.S. dollars)

17. COMMITMENTS AND CONTINGENCIES

Commitments

The Company has the following future minimum annual lease commitments for premises and equipment:

$

2009	271,000
2010	129,000
2011	92,000
2012	48,000
2013 and after	156,000

696,000

Pursuant to employment agreements with certain officers of the Company, which expire between September 30, 2009 and July 31, 2011, the Company is obligated to pay the full term of contract or severance in the event of the officers’ termination. As at December 31, 2008, the compensation obligation potentially payable over the next four years amounts to $5,607,764 (2007 - $9,001,918).

In April, 2009 the Company entered into a lease for a new head office in Richmond, British Columbia, Canada for a total commitment of $140,000 (C$174,000) over the 2009-2011 period.

In connection with the Company’s West Lorne project upgrade and construction advances related to the 200 TPD plants (see note 6), the Company has outstanding construction commitments of approximately $0.6 million.

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

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2008	(expressed in U.S. dollars)

18. RELATED PARTY TRANSACTIONS

The transactions with related parties are recorded at amounts established and agreed between the related parties. In addition to the transactions described in note 16, the Company had the following transactions with related parties:

[a]

Consulting fees and salaries of $1,640,232 for the year ended December 31, 2008 (2007 - $1,931,783; 2006 - $1,763,575) have been paid to Directors (or companies controlled by Directors) of the Company. Included in the amount above, is $407,573 (2007 - $207,827; 2006 - $543,122) paid by stock based compensation [note 16(b)(i)].

[b]

As of December 31, 2008, the Company entered into loan agreements with directors and officers for $1,187,289 (2007 - $nil). This amount along with $70,000 from an unrelated party, comprises the total $1,257,289 of short-term loans. The loans are due on demand and bear interest at 8% p.a. annum. One of the major loan agreements to a director of the Company (note 13) was secured by a General Security Agreement as a floating charge over the Company’s assets. This loan bore interest at 23% per annum for the period from April to September 2008.

[c]	The amounts due from/to related parties, which are non-interest bearing, unsecured and due on demand, are comprised of the following:

	2008	2007
	$	$

Receivable
Due from directors and officers	—	7,215

Payable
Due to directors and officers, principally accrued bonuses payable	1,866,540	2,022,366

Note: Of the total amount $1,866,540 (2007 - $2,022,366) due to directors and officers, $780,260 (2007 - $969,899) was recorded in the shares to be issued account and $1,086,280 (2007 - $1,052,467) was recorded as accrued liabilities.

The Company recorded a gain on reduction in bonus and vacation accrual of $1,070,930 in 2008 ($nil in 2007; $nil in 2006). In 2008 the Company’s Compensation Committee approved the motion of certain Company executives to forgive their entitlement to these amounts and to make this reduction in the accrual. These amounts were previously accrued as at December 31, 2007 and included in results to that time.

The Company incurred relocation expenses of $120,000 on behalf of an officer.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2008	(expressed in U.S. dollars)

19. LOSSES AND UNUSED DEDUCTIONS CARRIED FORWARD FOR INCOME TAX PURPOSES

As at December 31, 2008, the Company has loss carryforwards of approximately $50,625,000 to apply against future taxable income in Canada ($46,391,000) and the United Kingdom ($4,234,000). The United Kingdom loss carryforwards can be carried forward indefinitely. The loss carryforwards in various jurisdictions expire between 2009 and 2028.

In addition, the Company has scientific research and experimental development expenditures of approximately $6,000,000 (2007 - $7,500,000) that can be carried forward indefinitely to apply against future taxable income in Canada.

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has recognized a valuation allowance for those future tax assets for which it is more likely than not that realization will not occur. Significant components of the Company’s future tax assets as of December 31, 2008 and December 31, 2007 are as follows:

	2008	2007
	$	$

Loss carryforwards	13,310,000	16,650,000
Research and development deductions and credits	2,750,000	3,500,000
Property, plant and equipment	5,060,000	1,200,000
Financing costs	450,000	830,000
Asset Retirement Obligation	10,000	—
Reserves	250,000	390,000
Total future tax assets	21,830,000	22,570,000
Valuation allowance	(21,830,000)	(22,570,000)

Net future tax assets	—	—

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2008	(expressed in U.S. dollars)

19. LOSSES AND UNUSED DEDUCTIONS CARRIED FORWARD FOR INCOME TAX PURPOSES (CONT’D)

The provision for income taxes differs from the amount established using the statutory income tax rate for British Columbia residents corporations not eligible for the small business deduction as follows:

	2008	2007	2006
	$	$	$

Provision (benefit) at Canadian statutory rate	(8,970,000)	(5,050,000)	(5,150,000)
Permanent differences	10,000	190,000	60,000
Non-deductible stock option compensation	540,000	1,090,000	920,000
Effect of reduction in statutory rate	1,160,000	5,810,000	—
FX (gains) losses on revaluation on FIT balances	4,530,000	(3,290,000)	(330,000)
Increase (decrease) in valuation allowance	2,730,000	1,250,000	4,500,000
Future income tax recovery	—	—	—

The valuation allowance as at December 31, 2008 was reduced by $3,470,000 (2007 - $1,070,000; 2006 - $1,040,000) representing tax effected losses carried forward that expired during the period.

The potential income tax benefits relating to these future tax assets have not been recognized in the consolidated financial statements as their realization did not meet the requirements of “more likely than not” under the asset and liability method of tax allocation. Accordingly, no future tax assets have been recognized as at December 31, 2008 and 2007 and no income tax provision or benefit has been provided for any of the periods presented. Had a tax benefit been provided, the Company’s future expected effective tax rate for the reversal of the tax benefit would be 25.13%, 26.3% and 34.18% in 2008, 2007 and 2006, respectively.

The Company’s future tax assets include approximately $450,000 (2007 - $830,000; 2006 - $896,000) related to deductions for share issuance costs, in excess of amounts deducted for financial reporting purposes. If and when the valuation allowance related to these amounts is reversed, the Company will recognize this benefit as an adjustment to share capital as opposed to income tax expense in the Consolidated Statement of Loss. The valuation allowance as at December 31, 2008 was increased by $nil (2007 - $360,000; 2006 - $nil) representing the tax effect of share issuance costs incurred in the period.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2008	(expressed in U.S. dollars)

20. SUPPLEMENTAL CASH FLOW INFORMATION

	2008	2007	2006
Net change in non-cash working capital	$	$	$

Receivables	117,804	367,891	(442,216)
Prepaid expenses and deposits	113,107	29,952	(237,452)
Accounts payable and accrued liabilities	5,095,140	(895,070)	(12,244)
Deferred revenue	—	300,000	520,000

	5,326,051	(197,227)	(171,912)

Interest paid
Short-term interest paid	273,687	—	174,257

For stock based non-cash investing and financing activities, see note 16(b).

21. GOVERNMENT ASSISTANCE

Government assistance claimed during the year ended December 31, 2008 in the amount of $nil (2007 - $nil; 2006 - $1,559,085) has been recorded as a reduction of expenditures.

Government assistance applied to:	2008	2007	2006
	$	$	$

Property, plant and equipment and other	—	—	1,331,964
Research and development	—	—	227,121

Total	—	—	1,559,085

[a]

Industrial Technologies Office During 1997, the Company entered into a contribution agreement with Industrial Technologies Office (“ITO”) (formerly known as Industry Canada-Technology Partnerships Canada (“TPC”)) whereby the Company is entitled to receive a maximum of approximately $6.7million (Cdn$8.2 million) or 37% of eligible expenditures, as defined in the agreement. The agreement, as amended, specifies that in the event commercial viability is achieved, then the assistance is repayable, commencing January 1, 2005 based on a 2.5% royalty from sales of specified products resulting from the project, to a maximum of $13.1 million (Cdn$16 million) or until the expiration of contract on December 31, 2016. Royalty amounts will be recorded as a cost of sales. As at December 31, 2008, the Company has received $6.4 million (Cdn$7.8 million) under these agreements. In 2008, the Company received $385,752 (2007 - $419,352; 2006 - $640,852) from ITO. As at December 31, 2008, $336,265 (2007 - $828,795; 2006 - $1,087,910) is included in government grants receivable. Although the Company has not achieved commercial viability, some revenues have been recorded from the project. As a result, a $4,876 repayment has been accrued as a royalty fee during 2008. No amount is accrued for ITO assistance as at year end.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2008	(expressed in U.S. dollars)

22. RESEARCH AND DEVELOPMENT

The breakdown of the research and development is as follows:

	2008	2007	2006
	$	$	$

Research & development expenditures	1,506,213	2,053,914	4,629,465
Less: Government assistance	—	—	(227,121)
Product sales - BioOil	(63,976)	(13,802)	(123,594)
Product sales - Char	(12,146)	—	—
Product sales - Electricity	(594)	(109)	(30,966)
Service sales	(74,941)	—	—

Total	1,354,556	2,040,003	4,247,784

23. CAPITAL MANAGEMENT

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company considers its working capital and the items included in the consolidated statement of changes in shareholders equity as components of its capital base. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, sell assets to reduce debt or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2008	(expressed in U.S. dollars)

23. Capital Management (CONT’D)

The Company’s capital under management includes:

	December 31, 2008	December 31, 2007
Working Capital
Cash and cash equivalents	$39,927	$1,796,822
Receivables	20,339	151,233
Government grants receivable	336,265	828,795
Prepaid expenses and deposits	321,587	503,268
Accounts payable and accrued liabilities	(9,866,822)	(6,268,664)

Short-term debt	(1,257,289)	—

Current portion of long-term debt	(35,900)	(35,900)

	$(10,441,893)	$(3,024,446)
Shareholders’ Equity
Share capital	$112,883,411	$109,133,395
Shares to be issued	1,837,398	1,265,070
Contributed surplus	24,729,955	22,663,941

	$139,450,764	$133,062,406

There were no changes in the Company’s approach to capital management during the period.

24. SEGMENTED INFORMATION

In 2008 the Company has one reportable segment, BioOil Power Generation. The BioOil Power Generation segment relates to the biomass-to-energy technology. Substantially all of the Company’s assets and the large majority of its operations are in Canada and are solely focused on the development and commercialization of its technology. BioOil Power Generation is biomass-to-energy technology that converts low value forest residues and agricultural by-products into BioOil for use in power generation or other industrial energy purposes.

For the year ended December 31, 2008, the Company recorded revenue of $178,106 (2007 - $nil; 2006 - $nil).

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2008	(expressed in U.S. dollars)

25.RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

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

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2008	(expressed in U.S. dollars)

25. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONT’D)

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

During the year ended December 31, 2006, the Company settled convertible debentures. As a result, the Company accreted the remaining debt discount, which under US GAAP, resulted in an additional accretion expense of $81,560, which includes the recognition of the contingent warrants issuable upon conversion of the debenture. The Company has determined there was no additional beneficial conversion feature on the convertible instruments related to the paid-in-kind accrued interest for the convertible debentures that were converted during the fiscal year 2006.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2008	(expressed in U.S. dollars)

25. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONT’D)

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

[v]

Under Canadian GAAP, the Company has included interest expense in loss from operations and loss on write-down of long-term assets as other expenditure. Under US GAAP, interest expense is recorded as other expenditure, and the loss on write-down of long-term assets of $16,018,735 (2007 – Nil) is included in loss from operations. Under Canadian GAAP, the loss from operations is $13,279,325. Under US GAAP, the loss from operations is $28,964,583.

[vi]

Under Canadian GAAP, the Company has included a long-term deferred asset on the Balance Sheet totaling $608,413 (2007: $998,008). As the recovery of the amount was not “probable” it was expensed under US GAAP in 2007. During 2008 under Canadian GAAP the Company recognized a foreign currency translation difference of $192,740 and an impairment loss of $196,855 (note 6) relating to the long-term deferred asset, which must be reversed for US GAAP.

For the purposes of accounting under Canadian GAAP, the Company showed the net increase in long-term deferred assets as an investing activity in the Statement of Cash Flows. Under US GAAP the amounts are shown at their gross amounts as separate operating and financing activities.

[vii]	New Accounting Pronouncements

Fair Value Measurements (SFAS 157)

In September 2006, FASB issued SFAS No. 157, “Fair Value Measurement” to define fair value, establish a framework for measuring fair value and to expand disclosures about fair value measurements. The statement only applies to fair value measurements that are already required or permitted under current accounting standards and is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS 157 for financial instruments as required at January 1, 2008 did not have a material effect on the company’s results of operations or financial position.

SFAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2008	(expressed in U.S. dollars)

25. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONT’D)

Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159)

In February 2007, FASB issued SFAS No. 159, “Fair Value Option For Financial Assets and Liabilities”, which permits entities to choose to measure various financial instruments and certain other items at fair value. The adoption of SFAS 159 on January 1, 2008 did not have a material effect on the company’s results of operations or financial position.

[vii]	Future Accounting Pronouncements

Business Combinations (SFAS 141R)

In December 2007, the FASB revised Statement of Financial Accounting Standards No. 141, “Business Combinations” (SFAS 141R). This Statement has been slightly modified in order to converge the standard with International Financial Reporting Standard 3 “Business Combinations”. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company expects that adoption of SFAS 141R will not have a material impact on its consolidated financial statements.

Non-Controlling Interests in Consolidated Financial Statements (SFAS 160)

In December 2007, FASB issued SFAS-160 “Non-controlling Interests in Consolidated Financial Statements – an amendment of ARB No 51”, which clarifies that non-controlling interests (minority interests) are to be treated as a separate component of equity and any changes in the ownership interest (in which control is retained) are to be accounted for as capital transactions. However, a change in ownership of a consolidated subsidiary that results in a loss of control is considered a significant event that triggers a gain or loss recognition, with the establishment of a new fair value basis in any remaining ownership interest. SFAS-160 also provides additional disclosure requirements for each reporting period. SFAS-160 applies to fiscal years beginning on or after December 15, 2008, with early adoption prohibited. This statement is required to be adopted prospectively, except for the following provisions, which are expected to be applied retrospectively: (i) the reclassification of non-controlling interests to equity in the consolidated balance sheets; and (ii) the adjustment to consolidated net income to include net income attributable to both the controlling and non-controlling interests. The Company does not expect the adoption of this standard for US GAAP purposes will have a material effect on its consolidated financial statements.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2008	(expressed in U.S. dollars)

25. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONT’D)

Disclosures about Derivative Instruments and Hedging Activities (SFAS 161)

In March 2008, FASB issued SFAS-161 “Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No 133”. SFAS-161 amends the disclosure requirements for derivative instruments and hedging activities contained in SFAS-133 “Accounting for Derivative Instruments and Hedging Activities”. Under SFAS-161, entities are required to provide enhanced disclosures about (i) how and why an entity uses derivative instruments, (ii) how derivative instruments are related to hedged items and accounted for under SFAS-133 and related interpretations, and (iii) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS-161 is effective for fiscal years and interim period beginning after November 15, 2008, with early adoption encouraged. Disclosure for earlier periods presented fro comparative period are not required. The Company does not expect that the adoption of this standard for US GAAP purposes will have a material impact on its consolidated financial statements.

The Hierarchy of Generally Accepted Accounting Principles (SFAS 162)

In May 2008, FASB issued SFAS-162 “The Hierarchy of Generally Accepted Accounting Principles”, which identifies the sources of accounting and the framework for selecting principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with US GAAP. SFAS-162 was effective November 15, 2008. The Company does not expect that the adoption of this standard will have a material effect on its consolidated financial statements.

Accounting for Convertible Debt Instruments that May be Settled in Cash upon Conversion (FSP APB 14-1)

In May 2008, FASB issues FSP-APB-14-1 “Accounting for Convertible Debt Instruments that May be Settled in Cash upon Conversion (Including Partial Cash Settlement)”, which change the accounting treatment for convertible debt securities that the issuer may settled fully or partially in cash. FSP-APB-14-1 requires bifurcation of convertible debt instruments into a debt component that is initially recorded at fair value and an equity component that represents the difference between the initial proceeds from issuance of the instrument and the fair value allocated to the debt component. The debt component is subsequently accreted (as a component of interest expense) to par value over its expected life. FSP-APB-14-1 is effective for fiscal years and interim periods beginning after December 15, 2008 and must be retrospectively applied to all prior periods presented, event if an instrument has matured, converted, or otherwise been extinguished as of the FSP’s effective date. The Company does not expect that the adoption of this standard for US GAAP purposes will have a material effective on its consolidated financial statements.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2008	(expressed in U.S. dollars)

25. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONT’D)

Determining the Fair Value of a Financial Asset when the Market for that Asset is Not Active (FSP FAS 157-3)

In October 2008, FASB issued FSP-FAS-157-3 “Determining the Fair Value of a Financial Asset when the Market for That Asset is Not Active”, which clarifies the application of SFAS-157 in a market that is not active and provides key considerations in determining the fair value of the financial asset.. FSP-FAS-157-3 is effective upon issuance, including prior periods for which financial statements have not been issued. Revisions resulting from a change in the valuation technique or its application shall be accounted for as a change in accounting estimate. The Company does not expect that the adoption of this standard will have a material impact on its consolidated financial statements.

Employers’ Disclosures about Post-Retirement Benefit Plan Assets (FSP FAS 132R)

In December 2008, FASB issued FSP-FAS-132(R)-1 “Employers’ Disclosures about Post-Retirement Benefit Plan Assets”, which provides enhanced guidance on disclosures after FASB determined that fair value measurements for post-retirement plans were not within the scope of SFAS-157. The disclosures about the plan assets required are effective for fiscal years ending after December 15, 2009, with early adoption permitted. Upon initial adoption disclosures are not required for earlier periods that are presented for comparative periods. The Company does not expect that the adoption of this standard will have a material effect on its consolidated financial statements.

EITF 07-05 – Whether an Instrument or Embedded Feature is Indexed to an Entity’s own Stock (EITF 07-05)

This new standard states that a Company is required to assess whether an equity instrument, denominated in a currency other than its own measurement currency, is a derivative financial instrument or an embedded derivative. This standard is effective for interim and annual financial statements for periods beginning on or after December 15, 2008. Early adoption is prohibited. The Company will adopt EITF 07-05 for US GAAP purposes on January 1, 2009 as required and is currently evaluating the impact of this standard.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2008	(expressed in U.S. dollars)

25. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONT’D)

If US GAAP were followed, the significant variations on the consolidated statements of loss and comprehensive loss would be as summarized in the table below.

	2008	2007	2006
	$	$	$

Loss for the year, Canadian GAAP	(28,356,265)	(14,220,404)	(14,252,382)
Adjustment for release of escrow shares (i)	—	—	(235,068)
Adjustment for stock based compensation (ii)	—	—	—
Adjustment to accretion of interest expense (iii)	—	—	(81,560)
Adjustment for other assets (iv)	—	—	(100,637)
Adjustment for long-term deferred asset (vi)	196,855	(998,008)	—

Loss for the year, US GAAP	(28,159,410)	(15,218,412)	(14,669,647)

Unrealized gain/(losses) on foreign currency translation (vi)	(6,842,029)	6,212,222	(354,810)

Comprehensive loss for the year, US GAAP	(35,001,439)	(9,006,190)	(15,024,457)

Weighted average number of common shares outstanding	211,448,521	189,573,764	153,685,553

Basic and diluted loss per common share, U.S. GAAP	(0.13)	(0.08)	(0.10)

	2008	2007
	$	$

Total assets, Canadian GAAP	34,520,383	58,935,644
Adjustment for other assets (iv)	—	—
Adjustment for long-term deferred asset (vi)	(608,413)	(998,008)

Total assets, US GAAP	33,911,970	57,937,636

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2008	(expressed in U.S. dollars)

25. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONT’D)

	2008	2007
	$	$
Total shareholders’ equity, Canadian GAAP	22,162,298	51,164,974
Adjustment for allocation of proceeds of convertible debt (iv)	—	—
Adjustment for long-term deferred asset (vi)	(608,413)	(998,008)

Total shareholders’ equity, US GAAP	21,553,885	50,166,966

	2008	2007	2006
	$	$	$

Cash flows used in operating activities per Canadian GAAP	(3,186,228)	(10,809,770)	(9,402,744)
Adjustment for long-term deferred assets (vi)	—	(859,000)	—

Cash flows used in operating activities per US GAAP	(3,186,228)	(11,668,770)	(9,402,744)

Cash flows used in financing activities per Canadian GAAP	5,419,366	24,008,567	27,641,031
Adjustment for long-term deferred assets (vi)	—	359,000	—

Cash flows used in financing activities per US GAAP	5,419,366	24,367,567	27,641,031

Cash flows used in investing activities per Canadian GAAP	(3,616,962)	(21,018,846)	(10,399,843)
Adjustment for long-term deferred asset (vi)	—	500,000	—

Cash flows used in investing activities per US GAAP	(3,616,962)	(20,518,846)	(10,399,843)

The non-controlling interest under accounting principles generally accepted in Canada is the same as the non-controlling interest under the accounting principles generally accepted in the United States.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2008	(expressed in U.S. dollars)

26. SUBSEQUENT EVENTS

Subsequent to the year end, during the period from January 1 to June 29, 2009, the Company agreed to issue 18,756,605 common shares for total proceeds of $3,751,321 ($1,280,026 in cash, $500,000 from short-term debt due to a director of the Company and $1,971,295 in settlement of outstanding accounts payable), relating to a private placement commencing during the fourth quarter of 2008. The proceeds were received and the issuance of the related shares is expected to occur in July, 2009 after the Company’s statutory filings are brought up-to-date and a regulatory order restricting share issuances imposed on the Company on account of the late filings has been lifted.

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

4.15

Shareholder Agreement with Pendana Limited BVI and Dynamotive Biomass Resource Corporation dated September 22, 2006 (filed as an exhibit to the Company’s Form 20-F filed on June 29, 2007 and incorporated herein by reference)

4.16

Joint Venture Agreement with Pendana Limited BVI and Dynamotive Europe Limited dated September 22, 2006 (filed as an exhibit to the Company’s Form 20-F filed on June 29, 2007 and incorporated herein by reference)

4.17	Consulting Agreement with Desmond Radlein, Ph. D dated December 8, 2006 (filed as an exhibit to the Company’s Form 20-F filed on June 29, 2007 and incorporated herein by reference)

4.18	Executive Services Agreement with Anton Kuipers dated January 16, 2007 (filed as an exhibit to the Company’s Form 20-F filed on June 29, 2007 and incorporated herein by reference)

4.19	Loan Agreement with Dynamotive Biomass Resource Corporation dated September 30, 2006 (filed as an exhibit to the Company’s Form 20-F filed on June 29, 2007 and incorporated herein by reference)

4.20	Loan Agreement with Dynamotive Europe Limited dated September 30, 2006 (filed as an exhibit to the Company’s Form 20-F filed on June 29, 2007 and incorporated herein by reference)

4.21

Umberlla Amending Agreement by and amongst Erie Flooring & Wood Products and West Lorne BioOil Co-generation LP and Dynamotive Energy Systems Corporation dated April 5, 2007 (filed as an exhibit to the Company’s Form 20-F filed on June 29, 2007 and incorporated herein by reference)

4.22	Engineering, and Construction Management Agreements with Tecna S.A. dated July 7, 2006 (filed as an exhibit to the Company’s Form 20-F filed on June 29, 2007 and incorporated herein by reference)

4.23	DT2 Engineering, Development Agreements with Tecna S.A. dated July 7, 2006 (filed as an exhibit to the Company’s Form 20-F filed on June 29, 2007 and incorporated herein by reference)

Exhibit	Exhibit Description

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

4.27	Share Purchase Agreement with Pendana Limited dated July 25, 2007*

4.28	Financial Advisory Agreement with Ardour Capital Investments, LLC dated September 28, 2007*

4.29	Negotiation Commitment and Loan Agreement with Biomass Worldwide Limited and Anthony Pius Noll dated November 14, 2007*

4.30	Executive Employment Agreement with David McMillan dated November 19, 2007*

4.31	Executive Employment Agreement with Tom Bouchard dated December 3, 2007*

4.32	Demand Loan Agreement between between Dynamotive Energy Systems Corp. and Richard Lin (“Lender”) dated December 31, 2008

4.33	Share Purchase Agreement among Pendana Limited (“Pendana”) and Dynamotive Energy Systems Corp. dated October 24, 2008

4.34	Minutes of Settlement and Full and Final Mutual Release between Process Group Inc and Dynamotive Energy Systems Corp. dated June 20, 2008.

12.1	Certification of chief executive officer

12.2	Certification of chief financial officer

13.1	Certification of chief executive officer – Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of chief financial officer – Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Audit Committee Charter

*Filed as an exhibit to our Annual Report on Form 20-F for the period ended December 31, 2007.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DYNAMOTIVE ENERGY SYSTEMS CORPORATION
Date: July 6, 2009.
	By:	/s/ R. Andrew Kingston

R. Andrew Kingston
President and Chief Executive Officer